Form 20-F
Alvotech
filed 2022-06-22
CIK 1898416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 15, 2022

Commission File Number: 001-41421

ALVOTECH

(Exact name of Registrant as specified in its charter)

Not applicable	Grand Duchy of Luxembourg
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Mark Levick

Sæmundargata 15-19, 102

Reykjavík, Iceland

+354 422 4500

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ALVO	Nasdaq Stock Market LLC
Warrants	ALVOW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 243,649,505 ordinary shares and 10,916,667 warrants to purchase ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board ®	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item17  ☐    Item18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Unless otherwise stated or unless the context otherwise requires, references to “TopCo” or “Company” are to the registrant named “Alvotech”, previously known as Alvotech Lux Holdings S.A.S. and its subsidiaries after the consummation of the Business Combination (the “Closing”), whereas references to “Alvotech” are to Alvotech Holdings S.A. and its subsidiaries prior to the Closing and to TopCo and its subsidiaries after the Closing, and references to “OACB” contained herein refer to Oaktree Acquisition Corp. II, a Cayman Island exempted company. Forward-looking statements in this Report may include, for example, statements about:

•	the benefits of the Business Combination;

•	Alvotech’s financial performance following the Business Combination;

•	the ability to maintain the listing of the Ordinary Shares or Warrants on The Nasdaq Stock Market LLC and Nasdaq First North Growth Market;

•	changes in Alvotech’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	Alvotech’s strategic advantages and the impact those advantages will have on future financial and operational results;

•	Alvotech’s expansion plans and opportunities;

•	Alvotech’s ability to grow its business in a cost-effective manner;

•	the implementation, market acceptance and success of Alvotech’s business model;

•	developments and projections relating to Alvotech’s competitors and industry, including the estimated growth of the industry;

•	Alvotech’s approach and goals with respect to technology;

•	Alvotech’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	the impact of the COVID-19 pandemic on Alvotech’s business;

•	changes in applicable laws or regulations;

•	the outcome of any known and unknown litigation and regulatory proceedings, including legal proceedings, directly or through its partners, adverse to AbbVie;

•	Alvotech’s ability to obtain and maintain regulatory approval for its product candidates of the U.S. Food and Drug Administration, European Commission and comparable national or regional authorities;

•	Alvotech’s ability to comply with all applicable laws and regulations;

•	Alvotech’s ability to successfully launch its products in certain markets after obtaining regulatory approval for such market;

•	Alvotech’s estimates of expenses and profitability;

•	Alvotech’s ability to identify and successfully develop new product candidates;

•	Alvotech’s relationship with third party providers for clinical and non-clincial studies, supplies, and manufacturing of its products;

•	Alvotech’s ability to manage its manufacturing risks; and

•	Alvotech’s relationship with partners for the commercialization of its product candidates.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding to invest in our securities. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the outcome of any legal proceedings that may be instituted against OACB, TopCo, or Alvotech following the Closing;

•	the outcome of any legal or regulatory proceedings;

•	the ability to maintain the listing of Ordinary Shares on The Nasdaq Stock Market LLC and Nasdaq First North Growth Market following the Closing;

•	the risk that the consummation of the Business Combination and related transactions disrupts current plans and operations of Alvotech;

•

our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Alvotech to grow and manage growth profitability;

•	changes in applicable laws or regulations;

•	the effects of the COVID-19 pandemic on Alvotech’s business;

•	the inherent uncertainty of projected financial information with respect to OACB or Alvotech, and the possibility that the assumption underlying such projects ultimately prove incorrect;

•	the effects of competition on Alvotech’s future business;

•	Alvotech’s position in the market against current and future competitors;

•	Alvotech’s expansion into new products, services, technologies or geographic regions;

•	the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities and to continue as a going concern;

•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Alvotech operates;

•

the risk that Alvotech and its current and future commercial partners are unable to successfully develop, seek marketing approval for, and commercialize Alvotech’s products or services, or experience significant delays in doing so;

•	the risk that Alvotech may never achieve or sustain profitability;

•	the risk that Alvotech will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•	the risk that Alvotech experiences difficulties in managing its growth and expanding operations;

•

the risk that Alvotech has identified a material weakness in its internal control over financial reporting which, if not corrected, could affect the reliability of the Combined Company’s financial statements;

•	the risk that Alvotech is unable to secure or protect its intellectual property;

•	the risk that estimated growth of the industry does not occur, or does not occur at the rates or timing Alvotech has assumed based on third-party estimates and on its own internal analyses; and

•	the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors ” of Amendment No. 6 of the Company’s Registration Statement on Form F-4 (333-261773) filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2022 (the “Form F-4”), which are incorporated by reference into this Report.

EXPLANATORY NOTE

On June 15, 2022, the Company (as defined below) consummated the transactions contemplated by that previously announced Business Combination Agreement dated as of December 7, 2021, by and among OACB, Alvotech and TopCo. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. Pursuant to the Business Combination Agreement:

•

at the First Merger Effective Time, OACB merged with and into TopCo, whereby (i) all of the outstanding shares of OACB were exchanged for Ordinary Shares on a one-for-one basis, pursuant to a share capital increase of TopCo, and (ii) all of the outstanding OACB Warrants automatically ceased to represent a right to acquire shares of OACB and automatically represented a right to be issued one TopCo Ordinary Share on substantially the same contractual terms and conditions as were in effect immediately prior to the First Merger Effective Time under the terms of the Warrant Agreement, with TopCo as the surviving company in the merger;

•

immediately after the effectiveness of the First Merger but prior to the Conversion, TopCo redeemed and cancelled the shares held by the initial sole shareholder of TopCo pursuant to a share capital reduction of TopCo;

•

immediately after the effectiveness of the First Merger and the Redemption, the legal form of TopCo changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law;

•

immediately after the change of the legal form of TopCo, TopCo issued 17,493,000 Ordinary Shares at a price of $10.00 per share pursuant to the PIPE Financing for aggregate gross proceeds of $174,930,000; and

•

immediately following the effectiveness of the Conversion and the PIPE Financing, Alvotech merged with and into TopCo, whereby all outstanding Alvotech Ordinary Shares were exchanged for Ordinary Shares, pursuant to a share capital increase of TopCo, with TopCo as the surviving company in the merger.

Concurrently with the execution of the Business Combination Agreement, OACB and TopCo entered into Subscription Agreements with certain U.S.-based institutional and accredited investors (each a “U.S. Subscription Agreement”) and non-U.S. persons (as defined in Regulation S under the Securities Act (each a “Foreign Subscription Agreement” and, together with the U.S. Subscription Agreements, the “Initial Subscription Agreements”) with certain investors (the “Initial Subscribers”), pursuant to which the Initial Subscribers have agreed to subscribe for, and TopCo has agreed to issue to the Initial Subscribers, an aggregate of 15,393,000 Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $153,930,000 (the “Initial PIPE Financing”). Subsequently to the Initial PIPE Financing, on January 18, 2022, OACB and TopCo entered into Subscription Agreements (the “Subsequent Subscription Agreements”, and together with the Initial Subscription Agreements, the “Subscription Agreements”) with certain Initial Subscribers (the “Subsequent Subscribers”, and together with the Initial Subscribers, the “Subscribers”), pursuant to which the Subsequent Subscribers have agreed to subscribe for, and TopCo has agreed to issue to the Subsequent Subscribers, an aggregate of 2,100,000 Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $21,000,000 (the “Subsequent PIPE Financing”, and together with the Initial PIPE Financing, the “PIPE Financing”). The aggregate amount of Ordinary Shares to be issued pursuant to the PIPE Financing was 17,493,000 for aggregate gross proceeds of $174,930,000. The Subscription Agreements contain substantially the same terms, except that the investors that entered into the Foreign Subscription Agreement agreed to subscribe for Ordinary Shares at a price that is net of a 3.5% placement fee.

Certain amounts that appear in this Report may not sum due to rounding.

DEFINED TERMS

In this Report:

“Alvotech” means, as the context requires, (a) Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 229193, individually or together with its consolidated subsidiaries; or (b) the name of TopCo (the registrant), previously known as Alvotech Lux Holdings S.A.S.; or (c) the Combined Company.

“Alvogen” means Alvogen Lux Holdings S.à r.l., a limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 149045.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Mergers.

“Business Combination Agreement” means the Business Combination Agreement, dated as of December 7, 2021 as may be amended, by and among OACB, Alvotech and TopCo.

“Closing” means the consummation of the Business Combination, which occurred on June 15, 2022.

“Combined Company” means TopCo and its consolidated subsidiaries after giving effect to the Business Combination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Merger” means when OACB merges with and into TopCo, with TopCo as the surviving company.

“Form F-4” means Amendment No. 6 of the Company’s Registration Statement on Form F-4 (333-261773) as declared effective by the Securities and Exchange Commission on May 10, 2022.

“Luxembourg Company Law” means the Luxembourg law of August 10, 1915 on commercial companies, as amended.

“Mergers” means the First Merger and the Second Merger collectively.

“OACB” means Oaktree Acquisition Corp. II, a Cayman Islands exempted company.

“OACB Warrants” means each whole warrant of OACB entitling the holder to purchase one OACB Class A Ordinary Share at a price of $11.50 per share and the warrants to purchase OACB Class A Ordinary Shares purchased in a private placement in connection with OACB’s initial public offering of units, collectively.

“Ordinary Shares” means the ordinary shares of the Company.

“PIPE Financing” means the private placement pursuant to which the Subscribers subscribed to Ordinary Shares, for a subscription price of $10.00 per share.

“Second Merger” means when Alvotech merges with and into TopCo, with TopCo as the surviving company.

“Subscribers” means the institutional investors that have committed to subscribe to Ordinary Shares in the PIPE Financing.

“TopCo” or the “Company” means the registrant, a legal entity named Alvotech, previously known as Alvotech Lux Holdings S.A.S., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884.

“Warrants” means the former OACB Warrants converted at the Closing into a right to acquire one TopCo Ordinary Share on substantially the same terms as were in effect immediately prior to the Closing under the terms of the Warrant Agreement.

“Warrant Agreement” means the warrant agreement, dated September 21, 2020 by and between OACB and Continental Stock Transfer & Trust Company, as warrant agent, governing OACB’s outstanding warrants, as amended.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The members of our Executive Management and of our Board of Directors (the “Board”) upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of TopCo after the Business Combination,” which is incorporated herein by reference. The general meeting of shareholders elected Richard Davies, Tomas Ekman, Faysal Kalmoua, Ann Merchant, Arni Hardarson, Lisa Graver, Linda McGoldrick, and Robert Wessman to the Board, effective as of the Closing. The business address for each of Company’s directors and members of Executive Management is 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

B.	Advisors

Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and Arendt & Medernach SA, 41A Av. John F. Kennedy, 2082 Luxembourg, Grand Duchy of Luxembourg have acted as U.S. and Luxembourg counsel, respectively for the Company and will act as counsel to the Company following the Closing.

C.	Auditors

WithumSmith+Brown, PC, acted as OACB’s independent auditor for the year ended December 31, 2021 and the period from August 5, 2020 (inception) to December 31, 2020.

Deloitte ehf. acted as Alvotech’s independent registered public accounting firm for the years ended December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021.

Deloitte ehf. has been appointed as the independent auditor of the Company until the annual general meeting of shareholders called to approve the Company’s annual accounts for the 2022 financial year.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

[Reserved].

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of Alvotech on a historical basis and of TopCo on an unaudited pro forma combined basis as of December 31, 2021, after giving effect to the Business Combination and PIPE Financing. This table should be read together with the unaudited pro forma condensed combined financial information of TopCo as of December 31, 2021 and for the year ended December 31, 2021 prepared in accordance with Article 11 of SEC Regulation S-X, attached hereto as Exhibit 15.1.

As of December 31, 2021	Alvotech Historical (in $thousands)	Pro Forma Combined (in $thousands)
Cash and cash equivalents and restricted cash
Cash and cash equivalents	17,556	252,699
Restricted cash	10,087	25,000

Total Cash and cash equivalents and restricted cash	27,643	277,699

Borrowings and other financial liabilities
Borrowings	398,140	398,140
Current maturities of borrowings	2,771	2,771
Liabilities to related parties	638	110,998

Total Borrowings and other financial liabilities	401,549	511,909

Equity
Share capital	135	2,026
Share premium	1,000,118	1,029,379
Translation reserve	4,669	4,669
Accumulated deficit	(1,140,534)	(1,249,201)

Total Equity	(135,612)	(213,127)

Total Capitalization	265,937	298,782

Prior to the Closing, 24,023,495 Class A ordinary shares, par value 0.0001 per share, of OACB were redeemed by the holders for an aggregate redemption payment of $240,234,950.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

TopCo, the legal entity named Alvotech, previously known as Alvotech Lux Holdings S.A.S., was incorporated under the laws of the Grand Duchy of Luxembourg on August 23, 2021 as a simplified joint stock company (société par actions simplifiée) solely for the purpose of effectuating the Business Combination, which was consummated on June 15, 2022. See “Explanatory Note” for further details about the Business Combination.

See also a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “ The Business Combination.” TopCo owns no material assets other than its interests in Alvotech hf., acquired in the Business Combination through its merger with Alvotech Holdings S.A., and does not operate any business. Alvotech Holdings S.A. was a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg. See Item 5 for a discussion of Alvotech Holdings S.A.’s principal capital expenditures and divestitures for the years ended December 31, 2021 and 2020. There are no other material capital expenditures or divestitures currently in progress as of the date of this Report.

The principal place of business of the Company is at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg. The mailing address of Alvotech group’s principal executive office will be Sæmundargata 15-19, 102 Reykjavík, Iceland and its telephone number is +354 422 4500. Alvotech’s principal website address is www.alvotech.com. The information contained on, or accessible through, Alvotech’s websites is not incorporated by reference into this Report, and you should not consider it a part of this Report.

TopCo is subject to certain of the informational filing requirements of the Exchange Act. Since TopCo is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of TopCo are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, TopCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. TopCo is also an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. However, TopCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that TopCo files with or furnishes electronically to the SEC.

The website address of the Company is http://www.alvotech.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Prior to the Business Combination, TopCo did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the Closing, TopCo became the direct parent of, and conducts its business through, Alvotech hf.

Information regarding the business of Alvotech is included in the Form F-4 in the sections entitled “Business of Alvotech,” and “Alvotech Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference. In addition, Alvotech announced on June 9, 2022, that its commercial partner, STADA, launched Alvotech’s AVT02 product under the name Hukyndra® in selected European countries, including France, Germany, Finland, and Sweden. Launches in further European countries are scheduled over the coming months

C.	Organizational Structure

Upon consummation of the Business Combination, OACB merged with and into TopCo (the “First Merger”) and Alvotech Holdings S.A. merged with and into TopCo (the “Second Merger”), each of the Mergers with TopCo as the surviving company. The organizational structure of TopCo after the Mergers is included on page 180 of the Form F-4 and is incorporated herein by reference. In addition to the chart on page 180 of the Form F-4, Alvotech Manco ehf. and Alvotech Biosciences India Private Limited were incorporated after the Closing and exist as wholly-owned subsidiaries of Alvotech hf.

D.	Property, Plants and Equipment

Information regarding the facilities of Alvotech is included in the Form F-4 in the section entitled “Business of Alvotech—Facilities,” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of TopCo is conducted through Alvotech hf., its direct, wholly-owned subsidiary and its subsidiaries.

The discussion and analysis of the financial condition and results of operation of Alvotech is included in the Form F-4 in the section entitled “Alvotech Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The members of our Executive Management and of our Board, upon the consummation of the Business Combination, are set forth in the Form F-4, in the sections entitled “Management of Alvotech” and “ Management of TopCo After the Business Combination,” which are incorporated herein by reference. Effective as of Closing, the general meeting of shareholders elected Robert Wessman (Chariman), Richard Davies, Tomas Ekman, Faysal Kalmoua, Ann Merchant, Arni Hardarson, Lisa Graver and Linda McGoldrick to the Board. The biographies of the newly appointed and elected directors are set forth in the section entitled “ Management of TopCo After the Business Combination,” which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Form F-4, in the sections entitled “Management of TopCo After the Business Combination,” “Management of Alvotech—Alvotech Executive Compensation” and “Management of Alvotech—Director Compensation,” which are incorporated herein by reference.

As part of its long-term incentive program, Alvotech hf. had entered into “phantom share agreements,” which were defined as Share Appreciation Rights (“SARs”) for financial purposes, with certain members of management. The vesting conditions of the SARs under the phantom share agreements were linked to certain milestones in Alvotech’s operations and the payment amounts were determined by the increase in Alvotech´s market value from the grant date of the SARs until the triggering event occurred. The SARs did not give the beneficiaries dividend rights, voting rights or the right to purchase shares of Alvotech but required Alvotech to pay the beneficiaries a cash payment associated with the occurrence of certain designated triggering events. In conjunction with the Business Combination, Alvotech terminated deferred compensation arrangements by entering into settlement agreements with the three former employees and one current employee that had outstanding rights under the phantom share agreements of $38.1 million as of December 31, 2021. Alvotech agreed with one former employee to settle his claim by paying a one-time lump sum of $1.5 million, reduced by any applicable tax withholdings and pension fund contribution, on June 16, 2022. Alvotech further agreed with the two other former employees to settle each of their respective claims of $17.5 million, as may be reduced by any applicable tax withholdings, through the allocation of a number of Ordinary Shares by dividing their respective claims by a per share price of $10.00, rounded to the nearest whole share. The shares will be allocated to them on June 16, 2023, one year and one day following the Closing. Alvotech also agreed with one current employee to settle his outstanding claim of $1.5 million in either shares or cash, payable on June 16, 2023, one year and one day from the Closing. To minimize the dilutive impact of the settlement in shares, Alvotech reduced the authorized shares that may be issued under the Company Management Incentive Plan (as described below) from 7%, as previously disclosed in Form F-4, to 5.79%.

Company Management Incentive Plan

On June 13, 2022, the chairperson of TopCo as well as the sole shareholder of TopCo approved the Management Incentive Plan (the “Plan”). The purpose of the Plan is to assist the Company in attracting, retaining and compensating talented executives and certain key employees, officers, directors, and consultants of the Company or any of its direct or indirect subsidiaries (the “Company Group”) in a competitive and dynamic market, motivating executives to help the Company to achieve the best possible financial and operational results, providing reward opportunities consistent with the Company Group’s performance on both a short and long-term basis and promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of the shareholders of the Company. The Plan authorizes the grant of share-based incentives, such as stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, stock awards, or any combination of the foregoing. The Plan is to be administered by an Administrator appointed by the Board who may delegate their authority to the directors, officers, employees of any member of the Company Group, or a committee thereof. Initially, the maximum number of Ordinary Shares that may be issued under the Plan after it becomes effective will not exceed 5.79% of the share capital of TopCo on a fully-diluted basis. In addition, the number of TopCo Ordinary Shares reserved for issuance under the Plan may be increased by TopCo’s board of directors by up to 1% annually over 10 years from the date of approval of the Plan. To date, no awards have been granted under the Plan.

C.	Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Form F-4, in the sections entitled “Management of TopCo after the Business Combination,” which is incorporated herein by reference.

In accordance with the Company’s articles of association, the Company’s board of directors is not divided into classes of directors. The audit committee of the Board consists of Ms. McGoldrick (Chair), Ms. Merchant and Mr. Davies. The remuneration committee of the Board consists of Mr. Davies (Chair), Mr. Hardarson and Mr. Ekman. This committee membership is expected to be ratified at the meeting of the Board on June 23, 2022.

As a foreign private issuer, we are permitted to follow certain Luxembourg corporate governance practices in lieu of certain listing rules of The Nasdaq Stock Market, or Nasdaq Listing Rules. We plan to follow the corporate governance requirements of the Nasdaq Listing Rules. Under our articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law. If no quorum is reached in an extraordinary general meeting of shareholders, a second meeting may be convened in accordance with the articles of association, which may deliberate regardless of the quorum and at which resolutions are adopted at a majority of at least two thirds of the votes validly cast.

D.	Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Alvotech hf., its direct, wholly-owned subsidiary.

Information pertaining to Alvotech’s employees is set forth in the Form F-4, in the section entitled “Business of Alvotech—Employees,” which is incorporated herein by reference.

E.	Share Ownership

Information about the ownership of Ordinary Shares by TopCo’s directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7.A of this Report. Information about arrangements for involving employees in the capital of the company is set forth in Item 6.B of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of June 15, 2022 immediately following the consummation of the Business Combination by:

•	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

•	each of our directors and members of Executive Management; and

•	all our directors and members of Executive Management as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of the Closing Date through the exercise of any option, warrant or any other right.

We have based percentage ownership on 243,649,505 Ordinary Shares outstanding as of the Closing Date, June 15, 2022.

Name and Address of Beneficial Owners	Number of Shares	%
Directors and Executive Officers(1)
Robert Wessman	—	—
Richard Davies	1,118,131	*
Tomas Ekman	—	—
Faysal Kalmoua	—	—
Ann Merchant	—	—
Arni Hardarson	—	—
Lisa Graver	—	—
Linda McGoldrick	—	—
Mark Levick	—	—
Tanya Zharov	—	—
Joseph E. McClellan	—	—
Sean Gaskell	—	—
Joel Morales	—	—
Reem Malki	—	—
Anil Okay	—	—
Ming Li	—	—
All Directors and Executive Officers as a group (16 persons)	1,118,131	*
TopCo Five Percent Holders Post-Business Combination
Alvogen Lux Holdings S.à r.l.(2)	86,440,619	35.5%
Aztiq Pharma Partners S.à r.l.(3)	98,647,803	40.5%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Unless otherwise noted, the business address of each of the directors and executive officers of TopCo is 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.
(2)

Includes shares held by Alvogen Lux Holdings S.a.r.l. (“Alvogen”). Through intermediary holding entities, Alvogen is a wholly-owned subsidiary of Celtic Holdings SCA (“Celtic Holdings”). Investment and voting decisions at Celtic Holdings are made by a majority vote of its board of directors, and therefore no individual director of Celtic Holdings is the beneficial owner of the securities, except with respect to the shares in which such director holds a pecuniary interest. The address of Alvogen is 5, rue Heienhaff, L-1736 Senningerberg, Luxembourg, Grand-Duchy of Luxembourg and the address of Celtic Holdings is 20, avenue Monterey, L-2163 Luxembourg, Grand-Duchy of Luxembourg. Each of Carmen Andre, Christoffer Sjøqvist, Tomas Ekman, Park Jung Ryun, Robert Wessman and Arni Hardarson is a director of Celtic Holdings entitled to participate in investment and voting decisions and therefore may be deemed to share voting and dispositive power with respect to the shares held by Celtic Holdings. Carmen Andre, Christoffer Sjøqvist, Tomas Ekman, Park Jung Ryun, Robert Wessman and Arni Hardarson each disclaim any beneficial ownership of any such shares, except to the extent of his or her pecuniary interest therein.

(3)

Includes shares held by Aztiq Pharma Partners S.a.r.l. (“APP”). APP is a wholly-owned subsidiary of Aztiq Fund I SCSp (“Aztiq Fund”). Investment and voting decisions at Aztiq Fund are made by its general partner, Floki GP S.à r.l. (“Aztiq GP”). The address of APP is 5, rue Heienhaff, L-1736 Senningerberg, Grand-Duchy of Luxembourg and the address of Aztiq Fund and Aztiq GP is at 4 rue Robert Stumper, L-2557 Luxembourg, Grand-Duchy of Luxembourg. Each of Danny Major, Marc Levebvre, Robert Wessman, Johann Johannsson and Arni Hardarson is a member of the board of directors of Aztiq GP entitled to participate in investment and voting decisions and therefore may be deemed to share voting and dispositive power with respect to the shares held by Aztiq Fund. Danny Major, Marc Levebvre, Robert Wessman, Johann Johannsson and Arni Hardarson each disclaim any beneficial ownership of any such shares, except to the extent of his or her pecuniary interest therein.

B.	Related Party Transactions

Information pertaining to related party transactions is set forth in the Form F-4, in the section entitled “Certain Alvotech Relationships and Related Person Transactions,” which is incorporated herein by reference.

In addition to the related party transactions disclosed in the F-4, the Company is providing the following updates:

With respect to the Alvogen Bridge Loan dated April 11, 2022, Alvotech withdrew a second installment of $20.0 million on May 9, 2022, at an interest rate of 10% per annum. Repayment by Alvotech is due within 30 days of the Closing.

On June 1, 2022, Alvotech, as borrower, also entered into a loan agreement with Alvogen Lux Holdings S.à r.l., as lender, for a loan of $20.0 million bearing an interest rate of 10% per annum. Alvotech withdrew the entire loan amount of $20.0 million on June 1, 2022. Repayment by Alvotech is due within 30 days of the Closing.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving Alvotech is included in the Form F-4 in the section entitled “Business of Alvotech—Legal Proceedings” and is incorporated herein by reference. On June 17, 2022,

Alvotech entered into a Settlement and License Agreement with AbbVie Inc., AbbVie Biotechnology Ltd, and AbbVie Bahamas Ltd. with respect to AVT02 in Australia, Japan, Israel, Mexico, New Zealand, Republic of Korea, China, Hong Kong, Indonesia, Malaysia, Philippines, Saudi Arabia, Singapore, South Africa, Taiwan and certain other territories. With that settlement agreement executed, the parties have now resolved all intellectual property disputes between Alvotech (or its partners) and AbbVie relating to AVT02 and to AbbVie’s adalimumab patents, except for the Canadian litigations, which remain pending. As a result, Alvotech now expects to market AVT02 in these territories for which it has commercial partnerships, subject to receipt of regulatory approvals and royalty payments under the AbbVie license, if applicable.

B.	Significant Changes

None / Not Applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC under the symbols ALVO and ALVOW, respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

Subscription Agreements

Information regarding the subscription agreements applicable to the Ordinary Shares is included in the Form  F-4 in the section entitled “Certain Agreements Related to the Business Combinations—Subscription Agreements” and is incorporated herein by reference.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combinations—Registration Rights and Lock-Up Agreement” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC under the symbol “ALVO” and “ALVOW”, respectively. The Ordinary Shares will also be listed on the Nasdaq First North Growth Market under the ticker symbol “ALVO”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

TopCo is authorized to issue 5,982,507,000 Ordinary Shares.

As of June 15, 2022, subsequent to the closing of the Business Combination, there were 243,649,505 Ordinary Shares outstanding and issued. There were also 10,916,667 Warrants outstanding, each entitling the holder to purchase one TopCo Ordinary Share at an exercise price of $11.50 per share.

B.	Articles of Association

The amended and restated articles of association of the TopCo are included as Exhibit 1.1 to this Report. The description of the articles of association of TopCo contained in Annex C to the Form F-4 is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to Alvotech’s Operations

Information pertaining to Alvotech’s material contracts is set forth in the Form F-4, in the sections entitled “Business of Alvotech—Material Agreements, Partnerships and Suppliers” which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is included in the Form F-4 in the section entitled “The Business Combination Agreement” which is incorporated herein by reference.

Other Agreements

The description of other material agreements relating to the Business Combination is included in the Form F-4 in the section entitled “ Certain Agreements Related to the Business Combination” which is incorporated herein by reference.

D.	Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Grand Duchy of Luxembourg.

E.	Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the sections entitled “Material Luxembourg Income Tax Considerations” and “U.S. Federal Income Tax Considerations,” which are incorporated herein by reference.

F.	Dividends and Paying Agents

TopCo has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. TopCo currently intends to retain any earnings for future operations and expansion.

From the annual net profits of TopCo, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of TopCo. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, share premium or other distributable reserves to the shareholders, each TopCo Ordinary Share entitling to the same proportion in such distributions.

The board of directors may resolve that TopCo pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the Luxembourg Company Law and TopCo’s articles of association. The board of directors shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the Luxembourg Company Law and TopCo’s articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution.

G.	Statement by Experts

OACB’s financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from August 5, 2020 (inception) to December 31, 2020, have been included in this Report in reliance upon the report of WithumSmith+Brown, PC, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Alvotech Holdings S.A. as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021 incorporated by reference herein have been audited by Deloitte ehf., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte ehf. are located at Smáratorgi 3, 201 Kópavogi, Iceland.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “Alvotech Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of OACB for the year ended December 31, 2021 and the period from August 5, 2020 (inception) through December 31, 2020 are incorporated by reference to pages F-2 to F-23 in the Form F-4.

The audited consolidated financial statements of Alvotech Holdings S.A. as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 are incorporated by reference to pages F-25 to F-84 in the Form F-4.

The unaudited pro forma condensed combined financial information is incorporated by reference to Exhibit 15.1, filed herewith.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1***	Amended and Restated Articles of Association of TopCo.

2.1*	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by OACB on August 31, 2020).

2.2*	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by OACB on August 31, 2020).

2.3*	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by OACB on September 14, 2020).

2.4*	Warrant Agreement, dated as of September 21, 2020, between Continental Stock Transfer & Trust Company and OACB (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by OACB on September 22, 2020).

2.5***	Amended and Restated Convertible Bond Instrument (Tranche A), dated June 15, 2022.

2.6***	Amended and Restated Convertible Bond Instrument (Tranche B), dated June 15, 2022.

2.7***	Warrant Assignment, Assumption and Amendment Agreement by and between OACB, TopCo, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A., dated June 15, 2022

4.1*†	Business Combination Agreement, dated as of December 7, 2021, by and among Oaktree Acquisition Corp. II, Alvotech Lux Holdings S.A.S., and Alvotech Holdings SA (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

Exhibit No.	Description

4.2*†	First Amendment to the Business Combination Agreement, dated as of December 7, 2021, by and among Oaktree Acquisition Corp. II, Alvotech Lux Holdings S.A.S., and Alvotech Holdings SA, dated April 18, 2022 (incorporated by reference to Exhibit 2.2 to the fifth amendment to the registration statement on Form F-4 filed by Alvotech on May 2, 2022).

4.3*†	Second Amendment to the Business Combination Agreement, dated as of December 7, 2021, by and among Oaktree Acquisition Corp. II, Alvotech Lux Holdings S.A.S., and Alvotech Holdings SA, dated June 7, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report filed on Form 8-K filed by OACB on June 7, 2022).

4.4*††	License and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab), dated August 30, 2019 (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.5*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.6*††	Second Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019, dated May 3, 2021 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.7*††	License and supply agreement between Alvotech hf. and STADA for AVT03 (Denosumab), dated November 6, 2019 (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.8*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT03 (Denosumab) dated November 6, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.9*††	License and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab), dated November 6, 2019 (incorporated by reference to Exhibit 10.6 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.10*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab) dated November 6, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.7 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.11*††	License and supply agreement between Alvotech hf. and STADA for AVT05 (Golimumab), dated November 6, 2019 (incorporated by reference to Exhibit 10.8 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.12*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT05 (Golimumab) dated November 6, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.9 to the registration statement on Form F-4 by Alvotech on December 20, 2021).

4.13*††	License and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated November 6, 2019 (incorporated by reference to Exhibit 10.10 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.14*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated March 13, 2020 (incorporated by reference to Exhibit 10.11 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.15*††	License and supply agreement between Alvotech hf. and Stada STADA for AVT16, dated November 6, 2019 (incorporated by reference to Exhibit 10.12 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

Exhibit No.	Description

4.16*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT16, dated November 6, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.13 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.17*††	Product Supply Agreement between Alvotech hf. and Teva, dated August 5, 2020 (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.18*††	License and Development Agreement between Alvotech hf. and Teva, dated August 5, 2020 (incorporated by reference to Exhibit 10.17 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.19*††	Settlement Agreement, Release and Amendment to the License and Development Agreement between Alvotech hf. and Teva dated August 5, 2020, dated June 28, 2021 (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.20*††	Amended and Restated Services Agreement between Alvogen and Alvotech, dated April 11, 2022 (incorporated by reference to Exhibit 10.17 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.21*	Lease Agreement between Alvotech hf. and Fasteignafélagið Sæmundur hf, dated November 15, 2016 (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.22*	Shareholders Agreement between Alvotech hf., Alvotech Holdings S.A., Aztiq Pharma Partners S.à r.l., and certain other shareholders, dated October 21, 2020 (incorporated by reference to Exhibit 10.21 to the registration statement filed by Alvotech on December 20, 2021).

4.23*+	BCA Framework Agreement between Alvotech Holdings S.A., Alvotech Lux Holdings S.A.S., Floki Holdings S.à r.l, and certain other shareholders dated December 7, 2021 (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.24*	Sponsor Letter Agreement, dated as of December 7, 2021, by and among OACB, Oaktree Acquisition Holdings II, L.P. and TopCo (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

4.25*	Form of Support Agreement, each dated as of December 7, 2021, by and among, OACB, TopCo, Alvotech and certain Alvotech Shareholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

4.26*	Form of U.S. Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

4.27*	Form of Foreign Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

4.28*	Product Rights Agreement between Alvotech hf. and Alvogen, dated January 22, 2018 (incorporated by reference to Exhibit 10.25 to the first amendment to the registration statement on Form F-4 filed by Alvotech on February 7, 2022).

4.29*††	First Amendment to the Product Rights Agreement between Alvotech hf. and Alvogen dated January 22, 2018, dated December 14, 2018 (incorporated by reference to Exhibit 10.26 to the first amendment to the registration statement on Form F-4 filed by Alvotech on February 7, 2022).

4.30*	Loan Advance between Alvotech Holdings S.A. and Alvogen, dated March 21, 2022 (incorporated by reference to Exhibit 10.27 to the third amendment to the registration statement on Form F-4 filed by Alvotech on April 4, 2022).

Exhibit No.	Description

4.31*	Loan Advance between Alvotech Holdings S.A. and Aztiq, dated March 8, 2022 (incorporated by reference to Exhibit 10.28 to the second amendment to the registration statement on Form F-4 filed by Alvotech on March 14, 2022).

4.32*††	Settlement and License Agreement between Alvotech hf. and AbbVie, dated March 8, 2022 (incorporated by reference to Exhibit 10.29 to the third amendment to the registration statement on Form F-4 filed by Alvotech on March 14, 2022).

4.33*	Loan Advance between Alvotech Holdings S.A. and Alvogen, dated March 28, 2022 (incorporated by reference to Exhibit 10.30 to the third amendment to the registration statement on Form F-4 filed by Alvotech on April 4, 2022).

4.34*††	Settlement and License Agreement between Alvotech hf. and AbbVie, dated April 4, 2022 (incorporated by reference to Exhibit 10.31 to the fourth amendment to the registration statement on Form F-4 filed by Alvotech on April 19, 2022).

4.35*	Loan agreement between Alvotech Holdings S.A. and Alvogen, dated April 11, 2022 (incorporated by reference to Exhibit 10.32 to the fourth amendment to the registration statement on Form F-4 filed by Alvotech on April 19, 2022).

4.36*††	Binding Offer Letter and Term Sheet between Alvotech Holdings S.A. and Sculptor Capital Investments, LLC, dated April 11, 2022 (incorporated by reference to Exhibit 10.33 to the fifth amendment to the registration statement on Form F-4 filed by Alvotech on May 2, 2022).

4.37*††	Standby Equity Purchase Agreement between TopCo and YA II PN, LTD., dated April 18, 2022 (incorporated by reference to Exhibit 10.34 to the fifth amendment to the registration statement on Form F-4 filed by Alvotech on April 19, 2022).

4.38***	Loan Agreement between Alvotech Holdings S.A. and Alvogen Lux Holdings S.á.r.l., dated June 1, 2022.

4.39***	Management Incentive Plan.

15.1***	Unaudited Pro Forma Condensed Financial Statements.

15.2***	Consent of WithumSmith+Brown, PC., independent registered accounting firm for OACB.

15.3***	Consent of Deloitte ehf., independent registered accounting firm for Alvotech.

*	Previously filed
**	To be filed by amendment.
***	Filed herewith.
†

Certain schedules and exhibits to this Exhibit have been omitted pursuant to Company S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
+

Certain schedules and exhibits to this Exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

June 22, 2022

ALVOTECH

By:	/s/ Mark Levick
Name:	Mark Levick
Title:	Chief Executive Officer