Form 20-F
period 2023-12-31
Alvotech
filed 2024-03-20
CIK 1898416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________
FORM 20-F
____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number: 001-41421
____________________
ALVOTECH
(Exact name of Registrant as specified in its charter)
____________________

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
____________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual company report: 266,821,844 Ordinary Shares and 10,363,094 Warrants to purchase Ordinary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

ii

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
Unless otherwise stated or unless the context otherwise requires, references to “Alvotech” or the “Company” are to the registrant named “Alvotech”, previously known as Alvotech Lux Holdings S.A.S. and its subsidiaries after the consummation of the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech
(the “Business Combination”), whereas references to “Alvotech Holdings” are to Alvotech Holdings S.A. and its
subsidiaries prior to the consummation of the Business Combination (the “Closing”) on 15 June 2022 (the “Closing
Date”). Forward-looking statements in this Annual Report may include, for example, statements about:
•Development and projections relating to our competitors and industry, including the estimated growth of the industry;
•The timing of, and our ability to obtain and maintain regulatory approval for our product candidates of the U.S. Food and Drug Administration (the “FDA”), European Commission and comparable national or regional authorities;
•The timing of the announcement of clinical study results, the commencement of patient studies, regulatory applications, approvals and market launches;
•Our expectations regarding regulatory review and interactions, including the timing and results of the facility inspection by the FDA or other foreign regulatory authorities;
•Our financial performance;
•Changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
•Our strategic advantages and the impact those advantages will have on future financial and operational results;
•Our expansion plans and opportunities,
•Our ability to grow our business in a cost-effective manner;
•The implementation, market acceptance and success of our business model;
•Developments and projections relating to our competitors and industry, including the estimated growth of the industry;
•Our approach and goals with respect to technology;
•Our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
•Changes in applicable laws or regulations;

•The outcome of any known and unknown litigation and regulatory proceedings;
•Our ability to maintain the listing of our ordinary shares, with a nominal value of $0.01 per share (“Ordinary Shares ”), or warrants (the “Warrants”) on The Nasdaq Stock Market LLC (“Nasdaq”) and the Nasdaq Main Market in Iceland (“Nasdaq Iceland Main Market”);
•Our ability to comply with all applicable laws and regulations;
•Our ability to successfully launch our products in certain markets after obtaining regulatory approval for such market;
•Our estimates of expenses and profitability;
•Our ability to raise additional adequate funds through equity or debt financing;
•Our ability to identify and successfully develop new product candidates;
•Our relationship with third party providers for clinical and non-clinical studies, supplies, and manufacturing of our products;
•Our ability to manage our manufacturing risks;
•The impact of worsening or unpredictable macroeconomic conditions, including rising inflation, interest rates and cost of energy, and general market conditions, global geopolitical tension, including regions affected by Russia's invasion of Ukraine and conflicts in the Middle East, or public health emergencies, on the business, financial position, strategy and anticipated milestones; and
•Our relationship with partners for the commercialization of our product candidates.
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
You should not place undue reliance on these forward-looking statements in deciding to invest in our securities. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:
•The outcome of any legal proceedings that may be instituted against us or others following the Business Combination;
•The outcome of any legal or regulatory proceedings;
•The ability to raise substantial additional funding, which may not be available on acceptable terms or at all;
•The ability to maintain the listing of Ordinary Shares on The Nasdaq Stock Market LLC and Nasdaq Iceland Main Market;
•Changes in applicable laws or regulations;
•The effects of public health emergencies on our business;
•The inherent uncertainty of projected financial information with respect to us, and the possibility that the assumption underlying such projects ultimately prove incorrect;
•The effects of competition on our future business;
•Our position in the market against current and future competitors;
•Our expansion into new products, services, technologies or geographic regions;
•Our ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities and to continue as a going concern;
•The risk of downturns and the possibility of rapid change in the highly competitive industry in which we operate;

•The risk that we and our current and future commercial partners are unable to successfully develop, seek regulatory approval for, and commercialize our products or services, or experience significant delays in doing so;
•The risk that we may never achieve or sustain profitability;
•The risk that we may need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;
•The risk that we experience difficulties in managing our growth and expanding operations;
•The risk that we have identified a material weakness in our internal control over financial reporting which, if not corrected, could affect the reliability of our financial statements;
•The risk that we are unable to secure or protect our intellectual property;
•The risk that estimated growth of the industry does not occur, or does not occur at the rates or timing we have assumed based on third-party estimates and on our own internal analyses; and
•The possibility that we may be adversely affected by other economic, business, and/or competitive factors.
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
Item 2.         Offer Statistics and Expected Timetable.
Not applicable.
Item 3.         Key Information.
A.[Reserved]
B.Capitalization and indebtedness.
Not applicable.
C.Reasons for the offer and use of proceeds.
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
Summary Risk Factors
Our business is subject to a number of risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors in this section titled “Risk Factors” in Part I, Item 3.D. of this Annual Report. Set forth below is a summary list of the principal risk factors as of the date of the filing of this Annual Report:
•We have a limited operating history in a highly regulated environment on which to assess our business, have incurred significant losses since inception and anticipate that we may continue to incur significant losses for the immediate future.
•We have substantial indebtedness and expect to continue to use leverage in executing our business strategy, which could have important consequences on our business and adversely affect the return on our assets.
•We may need to raise substantial additional funding from shareholders or third parties. This additional funding may not be available on acceptable terms or at all. Failure to obtain such necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
•The regulatory approval processes of the FDA, European Commission, Health Canada and comparable other national or regional authorities are lengthy and time consuming and we cannot give any assurance that marketing authorization applications for any of our product candidates will receive regulatory approval.
•Our product candidates may cause unexpected side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if granted.
•Our commercial products will remain subject to continuous subsequent regulatory obligations and scrutiny.
•We rely on third parties to conduct our nonclinical and clinical studies, to manufacture aspects of clinical and commercial supplies of our product candidates, and to store critical components of our product candidates. If these third parties do not successfully carry out their contractual duties, or are not compliant with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

•We are subject to a multitude of risks related to manufacturing. Any adverse developments affecting the manufacturing operations of our biosimilar products could substantially increase our costs and limit supply for our products, or could affect the approval status of our products.
•Our biosimilar product candidates, if approved, will face significant competition from the reference products, from other biosimilar products that reference the same reference products including those which may have regulatory exclusivities, and from other medicinal products approved for the same indication(s) as the reference products. Our failure to effectively compete may prevent us from achieving significant market penetration and expansion.
•We currently have no marketing and sales organization. We are dependent on our partners for the commercialization of our biosimilar products in certain markets, and their failure to commercialize in those markets could have a material adverse effect on our business and operating results.
•If we, or one of our partners, infringe or are alleged to infringe the intellectual property rights of third parties, our business could be harmed.
•Our recurring losses raise substantial doubt as to our ability to continue as a going concern.
•We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise are unable to develop and maintain an effective system of internal controls in the future, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect investor confidence in us and, as a result, the value of Ordinary Shares.
•Future issuances of debt securities and equity securities, including by selling shareholders with resales covered by effective shelf registration statements, may adversely affect us, including the market price of our Ordinary Shares and may be dilutive to existing shareholders.
Risks Related to Our Financial Position and Need for Capital
We have a limited operating history in a highly regulated environment on which to assess our business, have incurred significant losses since inception and anticipate that we may continue to incur significant losses for the immediate future.
We are a biotech company with a limited operating history. We have incurred losses in each year since inception in 2013, including losses of $551.7 million, $513.6 million, and $101.5 million for the years ended 31 December 2023, 2022, and 2021, respectively. We had an accumulated deficit of $2,205.8 million as of 31 December 2023.
We have devoted substantially all of our financial resources to identify and develop our product candidates, including conducting, among other things, analytical characterization, process development and manufacture, formulation and clinical studies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity securities, debt financing by way of shareholder loans (convertible and non-convertible) and the issuance of bond instruments (convertible and non-convertible) to third party investors and related parties, as well as through milestone payments received under certain license and development agreements with our partners, for example Teva Pharmaceuticals International GmbH (“Teva”), STADA Arzneimittel AG (“STADA”), and Mercury Pharma Group Limited (“Advanz”). The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings or strategic collaborations. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk.
There can be no guarantee that we will receive regulatory approval for our product candidates in any country. If we obtain regulatory approval to market a biosimilar product candidate, our future revenue will depend upon the therapeutic indications for which approval is granted, the size of any markets in which our product candidates may receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our product candidates in those markets. However, even if one or more of our product candidates gain regulatory approval and is commercialized, we may never become profitable.
We expect to continue to incur significant expenses, which could lead to increasing operating losses for the immediate future. We anticipate that our expenses will increase substantially if and as we:
•prepare for commercial launch of our products which have received approval;
•continue our analytical, nonclinical and clinical development of our product candidates;
•incur costs associated with being a public company;

•expand the scope of our current clinical studies for our product candidates;
•advance our programs into more expensive clinical studies;
•initiate additional analytical, nonclinical, clinical or other studies for our product candidates;
•change or add contract manufacturers, clinical research service providers, testing laboratories, device suppliers, legal service providers or other vendors or suppliers;
•establish a sales and marketing infrastructure;
•seek to identify, assess, acquire and/or develop other biosimilar product candidates or products that may be complementary to our products;
•make upfront, milestone, royalty or other payments under any license agreements;
•seek to create, maintain, protect, expand and enforce our intellectual property portfolio;
•engage legal counsel and technical experts to help evaluate and avoid infringing any valid and enforceable intellectual property rights of third parties;
•engage in litigation including patent litigation with reference product companies or others that may hold patents allegedly infringed by us;
•seek to attract and retain skilled personnel;
•create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts; and
•experience any delays or encounters issues with any of the above, including but not limited to failed studies, conflicting results, safety issues, supply chain issues, and other delays, whether or not due to public health emergencies, litigation or regulatory challenges that may require longer follow-up of existing studies, additional major studies or additional supportive studies in order to obtain regulatory approval.
Further, the net losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year such that a period-to-period comparison of our results of operations may not be a good indication of our future performance quarter-to-quarter and year-to-year due to factors including the timing of clinical trials, any litigation that we may file or that may be filed against us, the execution of collaboration, licensing or other agreements, and the timing of any payments we make or receive thereunder.
Our product revenues have been limited and we may never be profitable.
Although we have received upfront payments, milestone and other contingent payments and/or funding for development from some of our collaboration and license agreements, and some product revenue since we launched AVT02 in Canada, Europe and Australia in 2022 and 2023, we generated limited revenue from product sales. Our ability to generate revenue and achieve profitability depends on the ability of our strategic collaboration partners, to successfully commercialize our approved biosimilars and our ability to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, as well as successfully commercialize, our biosimilar candidates. We cannot predict if and when we will begin generating revenue from product sales outside of Canada, Europe and Australia, as this depends heavily on our success in many areas, including but not limited to:
•launching and commercializing product candidates for which we obtain regulatory approval, either directly or with collaboration partners or distributors;
•obtaining adequate third-party payor coverage and reimbursements for our approved products;
•obtaining market acceptance of biosimilar pharmaceuticals as viable treatment options;
•addressing any competing technological and market developments, including the development of new formulations of the originator biologic or new biologics which can be used to treat the indications for approved biosimilars or biosimilar candidates;
•completing analytical, nonclinical and clinical development of our product candidates;
•developing and testing of our product formulations;
•obtaining and retaining regulatory approvals for product candidates for which we complete clinical studies;
•developing a sustainable and scalable manufacturing process for any approved product candidates that is compliant with regulatory manufacturing requirements;

•establishing and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;
•identifying, assessing and developing (or acquiring/in-licensing) new product candidates;
•negotiating favorable or commercially reasonable terms in any collaboration, licensing or other arrangements into which we may enter;
•maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;
•attracting, hiring and retaining qualified personnel; and
•the result of potential litigation including patent litigation with reference product companies or others that may allege infringement by us.
Even if product candidates that we develop are approved for commercial sale, we may incur significant costs in order to manufacture and commercialize any such product. Our expenses could increase beyond our expectations if we are required by the FDA, the European Commission, the European Medicines Agency (the "EMA"), other comparable regulatory authorities, domestic or foreign, or by any unfavorable outcomes in intellectual property litigation filed against us, to change our manufacturing processes or assays or to perform clinical, nonclinical, analytical or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the timing of our entry into a particular market or territory, the number of biosimilar competitors in such markets and whether any have regulatory exclusivity, the national laws governing substitution, the accepted price for the product, the ability to get reimbursement at any price, the nature and degree of competition from the reference product and other biosimilar companies (including competition from large pharmaceutical companies entering the biosimilar market that may be able to gain advantages in the sale of biosimilar products based on brand recognition and/or existing relationships with customers and payors), our ability to manufacture sufficient quantities of the product of sufficient quality and at a reasonable cost and whether we own (or has partnered to own) the commercial rights for that territory. If the market for our product candidates (or its share of that market) is not as significant as we expect, the regulatory approval is narrower in scope than we expect (e.g., for a narrow indication or set of indications) or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are unable to successfully complete development and obtain regulatory approval for our product candidates in significant markets, our business may suffer. Additionally, if we are not able to generate substantial revenue from the sale of any approved products or the costs necessary to generate revenues increase significantly, we may never become profitable.
Our operating and financial results are subject to concentration risk.
Our operational and financial results are subject to concentration risk. Our success will depend significantly on the development of a limited number of product candidates, their regulatory approval in a limited number of jurisdictions and their commercialization by a limited number of commercial partners. Even if we are successful in developing and commercializing all of these products, our revenue will be dependent on a limited number of products that would account for a significant majority of our revenues. This concentration risk would increase to the extent we are successful in developing and commercializing fewer products as we would be dependent on a lower number of products for the significant majority of our revenues. Unfavorable changes or the non-occurrence of certain anticipated events with respect to any of these limited number of products, jurisdictions or commercial partners may disproportionally affect our global results. As of 31 December 2023, we have only generated product revenue through sales of AVT02 in Canada, Australia and nineteen select European markets since 2022 through certain commercialization partners. See also “—We are dependent on our partners, such as Teva, STADA and Advanz for the commercialization of our biosimilars and biosimilar candidates in certain major markets, and their failure to commercialize in those markets could have a material adverse effect on our revenue, business and operating results.”
We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.
Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. If our business does not generate sufficient cash flow, if currently anticipated costs and revenues are not realized on schedule, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. Furthermore, our debt obligations are secured by substantially all of our intellectual property. If we cannot service our debt payments under the senior bonds issued by Alvotech Holdings on 14 December 2018, as amended and restated on 16 November 2022 (the “Senior Bonds"), the bondholders may take possession, sell, exchange, license or otherwise dispose of our intellectual property, which we have pledged as collateral for the Senior Bonds. If we cannot generate sufficient cash flow to make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, we may be forced to reduce or discontinue operations or seek protection of the bankruptcy laws, our business may be harmed and our securityholders may lose some or all of their investment.
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
As of 31 December 2023, we had cash and cash equivalents, excluding restricted cash, of $11.2 million. In February 2024, we accepted an offer for the sale of 10,127,132 Ordinary Shares for gross proceeds of approximately $166 million.

However, even with the aforementioned cash as of 31 December 2023 and the proceeds from the February 2024 private placement, management has determined that there is a material uncertainty that may cast significant doubt about our ability to continue as a going concern. The audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F have been prepared on a going concern basis without adjustments that might result from the outcome of this uncertainty and the report of our independent registered public accounting firm thereon includes an explanatory paragraph to that effect.
We may require significant additional funding to obtain regulatory approval for, and to successfully commercialize, our product candidates. In addition, our operating plans may change as a result of many factors that are currently unknown to us, and we may need to seek additional funding sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:
•the scope, rate of progress, results and cost of our analytical studies, clinical studies, nonclinical testing and other related activities;
•the cost of manufacturing clinical supplies and establishing commercial supplies, of our product candidates and any products that we may develop;
•the number and characteristics of product candidates that we pursue;
•the cost, timing and outcomes of regulatory approvals;
•the cost and timing of establishing sales, marketing and distribution capabilities and launching our products that have received regulatory approval;
•the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any milestone and royalty payments thereunder;
•the cost, timing and outcomes of any litigation that we may file or that may be filed against us by third parties; and
•the product revenue, if any, derived from our sales of approved products.
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
Given the recent inflation, interest rates and volatility on the capital markets, we may be unable to raise sufficient funding on a timely basis, on acceptable terms, or at all. Failure to obtain additional funding could have a material adverse effect on our business, prospects and financial condition and may require us to significantly curtail, delay or discontinue one or more of our development programs or the commercialization of any product candidates or to otherwise reduce or discontinue our operations. Even if we were able to obtain additional funding, the terms on which such funding could be obtained may be unfavorable to us and our securityholders, including higher interest rates, which would burden us with higher debt service obligations and may impact our prospects of becoming profitable, a lower share price at which new equity would be issued, which may cause significant dilution to existing shareholders, and/or we may be required to provide additional incentives to potential investors, such as penny warrants, which also may cause significant dilution to existing shareholders. See also “—Future issuances of debt securities and equity securities may adversely affect us, including the market price of our Ordinary Shares and may be dilutive to existing shareholders,” and “—We have substantial indebtedness and expect to continue to use leverage in executing our business strategy, which could have important consequences on our business and adversely affect the return on our assets.”
We have substantial indebtedness and expect to continue to use leverage in executing our business strategy, which could have important consequences on our business and adversely affect the return on our assets.

As of 31 December 2023, we had $960.2 million in outstanding indebtedness, consisting of $549.4 million in Senior Bonds, $155.9 million in Tranche A and Tranche B Convertible Bonds issued by Alvotech on 20 December 2022 (the "2022 Convertible Bonds"), $80.7 million in the convertible bonds issued by Alvotech to Aztiq Pharma Partners S.à r.l. ("Aztiq") on 16 November 2022 (also known as the "Aztiq Convertible Bond"), $76.6 million from loans from Alvogen, and $97.6 million in bank loans, including the mortgage on our Reykjavik facility and loans to help finance equipment purchases. In addition, we may incur additional indebtedness in order to finance our operations, make acquisitions or to repay existing indebtedness. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our ability as a whole, to generate cash flow to cover the expected debt service. Our articles of incorporation do not contain a limitation on the amount of debt we may incur, and the board of directors may change our target debt levels at any time without the approval of shareholders.
This substantial indebtedness, as well as any future indebtedness we may incur, could have important consequences for our business and holders of our securities, including:
•making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;
•causing us to pay higher interest rates upon refinancing indebtedness if interest rates rise;
•increasing our vulnerability to adverse economic or industry conditions;

•limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;
•requiring a substantial portion of our cash flows from operations for the payment of interest on our debt and reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions, stock repurchases, and general corporate requirements;
•limiting our flexibility in planning for, or reacting to, changes in our business and the homebuilding industry; and
•placing us at a competitive disadvantage to less leveraged competitors.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our debt or credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. If we cannot service our debt, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms, or at all, or on terms that would be advantageous to our securityholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements

We may need to refinance all or a portion of our indebtedness and cannot assure you that refinancing will be available on commercially reasonable terms, or at all.

As of 31 December 2023, we had $960.2 million in outstanding indebtedness, that matures between June 2025 and December 2029. We may need to refinance all or a portion of our indebtedness, on or before its maturity.

We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all. . If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, we may be forced to reduce or discontinue operations or seek protection of the bankruptcy laws, our business may be harmed and our securityholders may lose some or all of their investment.
As a European public company with limited liability with registered office in Luxembourg, we will be subject to the sustainability disclosure requirements set out in the EU Corporate Sustainability Reporting Directive and the disclosure requirements set out in the EU Taxonomy Regulation.
On 18 June 2020 the EU adopted Directive 2020/852/EU (the "Taxonomy Regulation"). The goal of the Taxonomy Regulation was to create a uniform, credible, science-based system to classify activities that are environmentally sustainable by determining (among other conditions) if they substantially contribute to specific environmental objectives. The broader objective of the EU Taxonomy is to help financial market participants and other relevant actors to identify which economic operators carry out environmentally sustainable economic activities, and make it easier for these relevant actors to raise funding for these activities.
On 5 January 2023, the EU adopted Directive 2022/2464/EU (the “Corporate Sustainability Reporting Directive”), which amends the non-financial reporting requirements set out in Directive 2013/34/EU (the “Accounting Directive”). The CSRD introduces new mandatory reporting obligations that will require in-scope entities to publish audited sustainability information in their Management Reports addressing environmental, social and governance (“ESG”) matters in line with new mandatory European sustainability reporting standards (“ESRS”) that will be adopted by the European Commission through secondary legislation.
The EU Taxonomy Regulation took effect on 1 June 2023. The CSRD requirements will become effective in stages, based on the characteristics of undertakings, with earliest application from 1 January 2024 (reporting in 2025 on 2024 data). As a European public company with limited liability with registered office in Luxembourg, we will fall under the scope of application of the new sustainability-related reporting requirements. This will involve setting up processes to gather the relevant data, conduct materiality assessments and prepare a CSRD-compliant report, which will likely be a time-consuming and costly exercise.
Certain disclosures for large EU reporting entities are mandatory, even if the entity considers that there are no material impacts, risks or opportunities. Materiality’ under the CSRD must be assessed following the double materiality principle. Double materiality means that the reporting entity should consider both financial materiality (i.e., sustainability matters which from the investor perspective are material to the company’s development, performance and position) and impact materiality (i.e., the impact of corporate activity on sustainability matters from the perspective of citizens, consumers, employees etc.). Impacts, risks and opportunities are material if they satisfy one or both of these materiality tests.
The disclosure requirements under the CSRD will apply alongside the EU Taxonomy Regulation, which (a) creates a classification system to determine when an economic activity qualifies as “environmentally sustainable” and (b) requires companies in scope of the EU Accounting Directive, including those brought into scope by the CSRD, to disclose the proportion of turnover, capital and operational expenditure directed towards activities that qualify as “environmentally sustainable” (this information should be disclosed even if the contribution is none).
All EU reporting entities must have the sustainability section of their management report audited by a third-party accredited auditor to confirm that it has been prepared in accordance with the relevant ESRS and Article 8 of the Taxonomy Regulation. By Luxembourg Law of 23 July 2016 the non-financial statement may be disclosed either in the management report or in a separate report, under the condition that this separate report is published together with the management report or made available within six months after the balance sheet date on the given entity’s website.
The disclosures set out in the CSRD and the EU Taxonomy Regulation should be also considered together with the adjusted proposal of the EU Directive on Corporate Sustainability Due Diligence (“CSDDD”), which has been agreed by the European Council on 15 March 2024. Whilst the final text of the CSDDD remains to be voted on by the European Parliament and formalized by the European Commission by April 2024, the agreed proposal of the CSDDD sets out new due diligence duties for large companies with (a) more than 1000 employees and (b) a net worldwide turnover of over EUR 450 million generated in the last financial year for which financial statements have been prepared. The due diligence obligations under the agreed proposal of the CSDDD shall also apply to companies entering into franchising or licensing agreements in return for royalties of more than EUR 22.5 million, provided that the company has a net worldwide turnover of over EUR 80 million generated in the last financial year for which financial statements have been prepared. The requirements of this directive may apply to us.
The CSDDD will impose substantive due diligence obligations and also influence the information gathering process required by entities that are also subject to the CSRD. It will also have an impact on the mandatory disclosures to be made under the CSRD on the entity’s due diligence process (which will need to show compliance with the CSDDD if the entity is subject to both the CSRD and CSDDD).
Once the CSDDD has been adopted, EU Member States, including Luxembourg, will have two years to transpose the Directive into national law.
A disruption at our main manufacturing facility could materially and adversely affect our business, financial condition and results of operations.
On 16 November 2022, we acquired the Reykjavik manufacturing and research facility through the purchase of the shares in Fasteignafélagið Sæmundur hf. (“Saemundur”) from ATP Holdings ehf., a related party. Simultaneously, we entered into a loan facility for $48.8 million with Landsbankinn hf., secured with a first priority mortgage over the facility, resulting in the extinguishment of the old loan on the manufacturing and research facility. As owners of the manufacturing and research facility, we are responsible for the maintenance, upkeep and improvements of the facility, for obtaining and maintaining all permits related to the facility and activities therein, and a significant disruption at the facility, whether it be due to fire, natural disaster, power loss, intentional acts of vandalism, climate change, war, terrorism, insufficient quality, or cyber-attacks could materially and adversely affect our business. In addition, failure to make timely payments under the loan facility with Landsbankinn hf. may lead disruptions of our manufacturing facility and to the loss of the facility and equipment therein.
Covenants under our existing debt instruments, and any future debt arrangements may result in the acceleration of outstanding indebtedness and limit the manner in which we operate.
Our existing debt instruments, including the Senior Bonds, the Aztiq Convertible Bond and the 2022 Convertible Bonds, contain customary terms and covenants, as well as customary events of default, including but not limited to defaults related to payment compliance, undertaking and covenant compliance, bankruptcy and insolvency proceedings, judgments against the Company, and delisting events.
In addition, these bonds contain, and any future indebtedness we incur may contain, various negative covenants that restrict or may restrict, among other things, our ability to:
•incur additional indebtedness, guarantee indebtedness or issue disqualified shares or preferred shares;

•declare or pay dividends on, repurchase or make distributions in respect of, capital stock or make other restricted payments;
•make certain investments or acquisitions;
•create certain liens;
•enter into agreements restricting certain subsidiaries’ ability to pay dividends or make other intercompany transfers;
•consolidate, merge, sell or otherwise dispose of all or substantially all of our assets and the assets of our restricted subsidiaries;
•enter into certain transactions with affiliates;
•sell, transfer or otherwise convey certain assets; and
•conduct our business and may be unable to engage in favorable business activities, repurchase our ordinary shares or finance future operations or capital needs.
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
Our future success is dependent on our ability to develop, obtain regulatory approval for, and then commercialize and obtain adequate third-party coverage and reimbursement for one or more product candidates. We currently only have marketing authorization for AVT02 in the United States, the EEA (comprising the 27 EU Member States, Norway,
Liechtenstein, and Iceland), the UK, Switzerland, Canada, Australia and Saudi Arabia. We also received regulatory approval for AVT04 in Japan, Canada, and the EEA. We do not have marketing authorization for other product candidates or in other countries, and may never be able to develop or commercialize a marketable product other than AVT02 and
AVT04 in those countries.
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
The time required to seek and obtain market authorization/approval by the FDA and comparable foreign regulatory authorities is unpredictable, may take many years following the completion of clinical studies and depends upon numerous factors. In addition, approval requirements, regulations, or considerations with respect to the type and amount of clinical, nonclinical and analytical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the submission of an application for marketing authorization/approval, the authorization or approval, or the decision not to approve an application. Other than the regulatory approval received in the United States, 52 countries, including the EEA, the UK, Switzerland, Canada, Australia, Israel, Morocco, Egypt, Saudi Arabia, South Africa and part of Latin America for AVT02 and in Japan, Canada and the EEA for AVT04, neither we nor any collaboration partner has obtained regulatory approval for any of our product candidates in the United States, the EEA or in additional other countries where we or our partners have commercial rights, and it is possible that none of our current or future product candidates will ever obtain regulatory approval.
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
Most of our product candidates are in varying stages of development and will require additional clinical development, management of analytical, nonclinical, clinical and manufacturing activities, regulatory approval, adequate manufacturing supplies, commercial organization and significant marketing efforts before we may generate any revenue from product sales. Since 2021, we, directly or through our partners, received regulatory approval for AVT02 in 52 countries. The countries where AVT02 has been approved include European countries (such as the EEA, the UK, Switzerland and several Balkan states), Canada, Australia, Israel, Morocco, Egypt, Saudi Arabia, South Africa and parts of Latin America. In February 2024, the FDA approved AVT02 in the United States. AVT02 is currently marketed in 21 countries: in Europe, Canada and Australia. In 2023 AVT04 was approved in Japan and Canada, and, in January 2024, in the EEA. In November 2023, we announced that the FDA had accepted a resubmitted BLA for AVT04 for review. We anticipate that the FDA's review will be completed in April 2024. We have completed, or are expecting to complete, clinical studies for AVT03, AVT05, and AVT06 in 2024, while AVT23 has recently entered a confirmatory efficacy study. In addition we currently have five biosimilar candidates in pre-clinical development.
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
Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:
•the data collected from analytical, nonclinical, or clinical studies of our product candidates may not be sufficient to support an application for regulatory approval as a biosimilar;
•the FDA or comparable supranational, national or regional regulatory authorities may disagree with the design or implementation, or sufficiency of our analytical, nonclinical, or clinical studies;
•the FDA or comparable regulatory authorities may disagree with our interpretation of data from analytical and bioanalytical studies, nonclinical studies or clinical studies;
•we may be unable to provide adequate scientific justification to the FDA or comparable regulatory authorities for extrapolation of a product candidate to each proposed indication;
•the FDA or comparable regulatory authorities may identify significant deficiencies with the manufacturing processes, test procedures and specifications, facilities or third-party manufacturers with which we contract for clinical and commercial supplies. For example, prior to receiving approval for AVT02 from the FDA, we received multiple CRLs, noting certain deficiencies related to the Reykjavik facility and stating that satisfactory resolution of the deficiencies was required before the FDA approved AVT02 and before the FDA may approve AVT04;
•the regulatory exclusivity held by a competing manufacturer; and
•the approval requirements, policies, or regulations of the FDA or comparable regulatory authorities may significantly change in a manner rendering our clinical, nonclinical, analytical, or chemistry, manufacturing, and control data insufficient for approval.
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

The UK’s withdrawal from the EEA on 31 January 2020, commonly referred to as Brexit, has created significant uncertainty and such uncertainty may make it more difficult for us to achieve regulatory approval in the UK.
Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the UK, was subject to a transition period until 31 December 2020, or the Transition Period, during which EU rules continued to apply. The UK and the EU have signed an EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on 1 January 2021 and entered into force on 1 May 2021. This agreement provides details on how some aspects of the UK and EU’s relationship will operate going forward though many uncertainties remain. The TCA primarily focuses on ensuring free trade between the EEA and the UK in relation to goods, including medicinal products. Although the body of the TCA includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an annex to the TCA. The annex provides a framework for the recognition of GMP inspections and for the exchange and acceptance of official GMP documents.
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
On 27 February 2023, the UK Government and the European Commission reached a political agreement on the so-called “Windsor Framework”. The Framework is intended to revise the Northern Ireland Protocol to address some of the perceived shortcomings in its operation. The agreement was adopted at the Withdrawal Agreement Joint Committee on 24 March 2023. If the changes are adopted in the form proposed, medicinal products to be placed on the market in the UK will be authorized solely in accordance with UK laws. Northern Ireland would be reintegrated back into a UK-only regulatory environment under the authority of the MHRA with respect to all medicinal products. The implementation of the Windsor Framework would occur in stages, with new arrangements relating to the supply of medicinal products into Northern Ireland anticipated to take effect in 2025.
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
Clinical drug development involves a lengthy and expensive process, and we may encounter substantial delays in our clinical studies or may fail to demonstrate safety, purity and efficacy/potency to the satisfaction of applicable regulatory authorities. Additionally, the impact of public health emergencies or the occurrence of unforeseen geopolitical events such as the Russia-Ukraine conflict, the Middle Eastern conflicts and the resulting instability in these regions, may delay the conduct and completion of clinical studies.
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
We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. As a result of public health emergencies, such as the COVID-19 pandemic, and/or the occurrence of unforeseen geopolitical events, such as the Russia-Ukraine conflict and the Middle Eastern conflicts, and the resulting instability in these regions, timelines could be extended. A failure of one or more clinical studies can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include but are not limited to:
•inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of human clinical studies;
•delays in reaching a consensus with regulatory authorities on study design;
•delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;
•delays in obtaining required Institutional Review Board, or IRB, approval or Ethics Committee positive opinion as part of the single decision on the authorization of the clinical trial issued by EU Member States including input from the national competent authorities and Ethics Committee in relation each clinical study site;
•imposition of a clinical hold by regulatory authorities, after review of an investigational new drug, or IND, application or amendment or equivalent application or amendment, or an inspection of its clinical study operations or study sites or as a result of adverse events reported during a clinical trial;
•delays in administering studies as a result of adverse events or complaints;
•delays in recruiting suitable or sufficient numbers of patients to participate in its clinical studies sponsored by us or our partners;
•difficulty collaborating with patient groups and investigators;
•failure by its CROs, clinical study sites, other third parties or us to adhere to clinical study requirements;
•failure to perform in accordance with the FDA’s good clinical practices requirements or applicable regulatory guidelines and good clinical practice requirements in other countries;

•delays in having patients complete participation in a study or return for post-treatment follow-up, or patients dropping out of a study;
•occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;
•difficulties justifying the scientific relevance of non-U.S. comparators for use in studies intended to support regulatory approval by FDA;
•questions with regard to the scientific justification for extrapolation of findings across indications;
•changes in regulatory requirements or policies that require amending or submitting new clinical protocols;
•the cost of clinical studies of its product candidates being greater than what we anticipate;
•clinical studies of our product candidates producing negative or inconclusive results, which may result in us deciding or regulators requiring us to conduct additional clinical studies or to abandon product development programs;
•delays in manufacturing, testing, releasing, validating or importing/exporting and/or distributing sufficient stable quantities of our product candidates and reference products for use in clinical studies or the inability to do any of the foregoing;
•staffing shortages and limitation on the movement of people as a result of public health emergencies, the Russia-Ukraine conflict, the various conflicts in the Middle East, and the resulting instability in the regions, and local, national or international governmental restrictions imposed or enforced as a result of these or other health-related or geopolitical events; and
•delays or interruptions to preclinical studies, clinical trials, our receipt of services from third-party service providers or our supply chain due to public health emergencies or the occurrence of unforeseen geopolitical events such as the Russia-Ukraine conflict and the conflicts in the Middle East, and the resulting instability in these regions, or otherwise.
Any inability to successfully complete analytical, nonclinical, or clinical development could result in additional costs to us or impair our ability to achieve regulatory approval and generate revenue. Even if we are successful, the regulatory approval processes and action dates of the FDA, EMA and the European Commission and comparable regulatory authorities may be delayed or continue to be delayed due to impact of public health emergencies or other emergencies in the world. As a result, we may be delayed in obtaining regulatory approvals for our products.
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
Additionally, if one or more of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such products (or caused by the reference products or other biosimilars based on the applicable reference products), a number of potentially significant negative consequences could result, including but not limited to:
•regulatory authorities may suspend, withdraw or vary approvals of such product;
•regulatory authorities may request or require that the product be recalled or removed from the market;
•regulatory authorities may require additional warnings on the label or otherwise require labeling to be updated or narrowed;
•we may be required to agree to a Risk Evaluation and Mitigation Strategy (“REMS”), or a shared system REMS, or comparable foreign strategy, which could include a medication guide for distribution to patients outlining the risks of side effects, a communication plan for healthcare providers and/or other elements to assure safe use;
•we could be sued and potentially held liable for harm caused to patients; and
•our reputation may suffer.
Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, prospects and financial condition.
As our product candidates receive approval, regulatory authorities including the FDA, European Commission, Icelandic Medicines Agency ("IMA"), EMA, National Competent Authorities of EEA countries and other comparable foreign regulatory authorities regulations will require that we regularly report certain information, including information about adverse events that may have been caused by or contributed by those products. The timing of adverse event reporting obligations would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA, European Commission, the IMA, the EMA, the National Competent Authorities of EEA countries or other comparable foreign regulatory authorities could take action that may include criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or suspension or variation of market approval, and delay in approval or clearance of future products.
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
In order to be successful and pursue market authorization for our products in various countries, we must be able to gather health data on the basis of populations from around the world. To the extent participants in clinical trials are too limited to certain populations, our clinical research may be adversely affected. Additionally, we depend on the willingness of these volunteers to participate in studies, and there is always the risk that they may no longer be willing to participate or revoke the consents necessary for us to process their medical data. For example, due to reasons beyond our control, including public health emergencies, the Russia-Ukraine conflict, the conflict in the Middle East, and the resulting instability in the region, participants and our key employees and advisors may no longer be able to travel or cross country borders to participate in our studies. If, for any reason, a substantial portion of participants in the studies were to withdraw their consent or discontinue their participation, we may not be able to continue our clinical studies for some or all of our product candidates which may cause delays in the development or approval of our product candidates. If our ability to gather and use sufficient data is impaired, we also may not be able to fulfill some contractual obligations with our partners.
The development, manufacture and commercialization of biosimilar products under various regulatory pathways pose unique risks related to regulatory approvals across various jurisdictions.
U.S. Regulatory Framework for Biosimilars
We and our collaboration partners intend to pursue market authorization globally. In the United States, an abbreviated pathway for approval of biosimilar products was established by the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), as part of the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (together, the “PPACA”). The BPCIA established this abbreviated pathway under section 351(k) of the Public Health Service Act (the “PHSA”) for biological products shown to be biosimilar to or interchangeable with an FDA-licensed reference biological product. Subsequent to the enactment of the BPCIA, the FDA has issued numerous guidance documents explaining its current thinking regarding the demonstration of biosimilarity and interchangeability as well as the submission and review of such BLA. Market success of biosimilar products will depend on demonstrating to patients, physicians, payors and relevant authorities that such products are similar in quality, safety and efficacy as compared to the reference product. If biosimilar product applications do not continue to be approved and the markets in which we operate do not widely accept the commercialization of biosimilar products, our business will be harmed. How the BPCIA is applied and interpreted by the FDA may have a material impact on our chances of obtaining FDA approval for our biosimilar product candidates, and our business operations after obtaining approval.
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
Biosimilar products may also be subject to extensive patent clearances and patent infringement litigation, which may delay and could prevent the commercial launch of a product. Moreover, the PHSA prohibits the FDA from filing an application for a biosimilar candidate to a reference product for four years of the date of first licensure of the reference product by the FDA, and from approving an application for a biosimilar candidate for 12 years from the date of first licensure of the reference product. For example, the FDA would not be able to approve a BLA submitted for a biosimilar that references a specific drug until 12 years after the date of first licensure of the BLA, i.e., the date that reference product BLA was approved. Depending on the product, that regulatory exclusivity period may be further extended by a six-month pediatric exclusivity. The US regulatory exclusivity in the case of AVT02, a biosimilar to Humira (adalimumab), would be 31 December 2014, in the case of AVT04, a biosimilar candidate to Stelara (ustekinumab), would be 25 September 2021, in the case of AVT05, a biosimilar candidate to Simponi and Simponi Aria (golimumab), would be 24 April 2021, and in the case of AVT06, a biosimilar candidate to Eylea (aflibercept), would be 18 May 2024. Interchangeable biosimilar approvals may also be blocked by periods of first interchangeable exclusivity ranging from 12 to 42 months in duration.

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
If other companies’ biosimilar candidates for certain reference products are determined to be interchangeable before ours, or our biosimilar product candidates for these same reference products are not determined to be interchangeable, our business could be negatively impacted.
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
Our commercial products will remain subject to continuous subsequent regulatory obligations and scrutiny.
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

If a regulatory authority discovers previously unknown problems with a biosimilar product (or with the reference product or related biosimilars) such as adverse events of unanticipated severity or frequency, or if there are problems with the facility where the product is manufactured or the regulatory authority disagrees with the advertising, promotion, marketing or labeling of a product, such regulatory authority may impose restrictions on that product or us. If we fail to comply with applicable regulatory requirements, a regulatory authority such as FDA may, among other things:
•issue warning or untitled letters;
•refer a case to the U.S. Department of Justice, or comparable authorities, to impose civil or criminal penalties;
•begin proceedings to suspend or withdraw regulatory approval;
•issue an import alert;
•suspend our ongoing clinical studies or put our investigational new drug application (“IND”) on clinical hold;
•refuse to approve pending applications (including supplements to approved applications) submitted by us;
•ask us to initiate a product recall; or
•refer a case to the U.S. Department of Justice, or comparable authorities, to seize and forfeit products or obtain an injunction imposing restrictions on our operations.
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
As of 31 December 2023, we had 1,026 employees, including 27 contractors. Additionally, we rely on a number of temporary workers from time to time, as needed. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial, legal and other resources. Our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. In addition, our success depends on our ability to attract and retain a talented workforce with a specialized set of skills. A significant part of our employees are expatriates and may need to obtain work visas in the country of operations. Changes to immigration laws or other restrictions on the movement of persons might make it more difficult for us to attract and retain talented employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of our current and potential future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected and our ability to generate and/or grow revenue could be reduced and our ability to implement business strategy may suffer. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.
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
If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under the agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going nonclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to protocols, regulatory requirements, delays caused by public health emergencies or for other reasons, our clinical studies may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated. As a result, the results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.
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
We partly rely on third-party manufacturers (contract manufacturing organizations, or “CMOs”) to manufacture and supply our product candidates for our preclinical and clinical studies. We also rely on third parties to manufacture nonclinical and clinical supplies of our product candidates, to store critical components of our product candidates and perform various services related to the product candidates’ compliance with regulatory requirements. Successfully transferring complicated manufacturing techniques to contract manufacturing organizations and scaling up these techniques for commercial quantities is time consuming, and we may not be able to achieve such transfer or do so in a timely manner. Moreover, the availability of contract manufacturing services for protein-based therapeutics is highly variable and there are periods of relatively abundant capacity alternating with periods in which there is little available capacity. If our need for contract manufacturing services increases during a period of industry-wide production capacity shortage, we may not be able to produce our product candidates on a timely basis or on commercially viable terms. Moreover, our manufacturing processes utilize single-use processing technology to manufacture drug substance and drug product. Although we will plan accordingly and generally does not begin a clinical study unless we believe we have a sufficient supply of a product candidate to complete such study, any significant delay, whether due to supply chain interruptions in connection with public health emergencies or otherwise, or discontinuation in the supply of a product candidate for an ongoing clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing and potential regulatory approval of our product candidates, which could harm our business and results of operations.
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
If any of our product candidates are approved, in order to produce the quantities necessary to meet anticipated market demand, any contract manufacturer that we engage may need to increase manufacturing capacity. If we are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of these products or to meet future demand, our revenue and gross margins could be adversely affected. Although we believe that we will not have any material supply issues, we cannot be certain that we will be able to obtain long-term supply arrangements for our product candidates or materials used to produce them on acceptable terms, if at all. If we are unable to arrange for third-

party manufacturing, or to do so on commercially reasonable terms, we may not be able to complete development or commercialization of or products.
Our reliance also extends to in-licensing. For AVT23, a biosimilar candidate referencing Xolair (omalizumab), which we have in-licensed, both manufacturing and clinical studies involve external stakeholders. Any failure on their part to meet regulatory requirements or maintain necessary drug availability puts us at risk of delays and potential breaches of our downstream commercial commitments.
In addition, we engage external transport companies to ship our products between the different supply points used to manufacture the finished product. Delays in shipment, damage of materials during shipment or any other events leading to late delivery or not full amount of ordered quantities could have a significant impact on project timelines, stock on markets and sales.
From time to time we, or our suppliers located in Europe, may require materials and equipment originating in Asia. Conflicts in the Middle East, which have in recent months disrupted shipments through the Suez Canal, may cause delays in shipments originating in Asia or cause the cost of materials originating in Asia to rise unexpectedly. This may cause delays or disruption in our operations or impair the ability of our suppliers to ship materials and equipment to us on time and on budget.
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
We are also at risk that our collaborations or other arrangements may not be successful. Factors that may affect the success of our collaborations include the following:
•our collaboration partners may incur financial, legal or other difficulties that force them to limit or reduce their participation in our joint projects;
•our collaboration partners may be pursuing alternative technologies or developing alternative products that are competitive to our technology and products, either on their own or in partnership with others;
•our collaboration partners may terminate the collaborations, which could make it difficult for us to attract new partners or adversely affect our reputation in the business and financial communities; and
•our collaboration partners may pursue higher priority programs or change the focus of their development programs, which could affect their commitment to us.
If we cannot maintain successful collaborations, our business, financial condition and operating results may be adversely affected.
We are dependent on our partners, such as Teva, STADA and Advanz for the commercialization of our biosimilars and biosimilar candidates in certain major markets, and their failure to commercialize in those markets could have a material adverse effect on our revenue, business and operating results.
We do not currently have direct sales, marketing, and distribution capabilities. Instead, we have chosen to market and commercialize our products through partnerships with multiple regional partners. For example, Teva is responsible for commercialization of, among others, AVT02 and our biosimilar candidates AVT04, AVT05, AVT06 and AVT16 in the United States, Advanz for commercialization of, among others, our biosimilar candidates AVT05 and AVT16 in Europe, and STADA for commercialization of, among others, AVT02 and AVT04 and our AVT06 biosimilar candidate in Europe. If our commercial partners fail to exercise commercially reasonable efforts to market and sell our products in their respective licensed jurisdictions (timely or at all) or are otherwise ineffective in doing so, our business will be harmed and we may not be able to adequately remedy the harm through negotiation, litigation, arbitration or termination of the license agreements. Moreover, any disputes with our collaboration partners concerning the adequacy of their commercialization efforts will substantially divert the attention of our senior management from other business activities, and will require us to incur substantial legal costs to fund litigation or arbitration proceedings, and perhaps lead to delayed license-related payments to us.
We are subject to a multitude of risks related to manufacturing. Any adverse developments affecting the manufacturing operations of our biosimilar products could substantially increase costs and limit supply.
The process of manufacturing our products is complex, highly regulated and subject to several risks, including but not limited to:
•raw material and/or consumable shortages from external suppliers;
•product loss due to contamination, equipment failure, or operator error;
•equipment installation and qualification failures, equipment breakdowns, labor shortages, natural disasters, power failures and numerous other factors associated with the manufacturing facilities in which our products are produced;
•disruption of supply chains for critical and specialized raw materials, delays in regulatory inspections of supplies, manufacturing and testing facilities; and
•inventory shortages, lack of spare parts, or reduced manufacturing capacities due to local or global events such as disruptions of air traffic, maritime transport, volcanic eruptions, earthquakes, pandemics and international conflict.
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
We operate our main R&D and manufacturing facility in Iceland which is an island with a relatively limited number of ports of entry by sea or air which may impact logistics. Geologic activity, in particular volcanic eruptions could impact transport and cause disruptions to our supply chain or ability to export product.

Our main R&D and manufacturing facility is located in Reykjavik. Our operations dependent on supplies which are shipped in either by sea or air and we transport our products to our clients by similar means.

Recently, volcanic activity has increased in the region near Reykjavik. While this activity is localized and is not expected to pose a direct threat to our facility and operations, logistics could be disrupted as a consequence of these earthquakes or volcanic eruptions. Volcanic activity could suddenly increase in other parts of Iceland which are geologically active.

Major natural disasters, which could include strong earthquakes, can damage the electrical grid, district heating systems or infrastructure which is vital to a well-functioning transport and supply system.

While our facilities are designed to withstand earthquakes and volcanic activity are not expected to impact our operations directly, it is possible that any impact to third-parties, damage to infrastructure or the disruption of air traffic and other logistics, could have an impact on our ability to maintain stable operations and therefore cause delays in our development timelines, increase costs or and cause a loss of revenue.

We currently engage single suppliers for some manufacture, clinical trial services, formulation development and product testing of our product candidates. The loss of any of these suppliers or vendors could materially and adversely affect our business.
The biologic drug substance used in all of our programs is currently manufactured at the facility of Alvotech hf. in Reykjavik. In addition, we rely on certain single third-party suppliers for services, such as safety device assembly and associated finished packaging. Prior to engaging any contract manufacturer for services, we perform a qualification of the site, including a verification of our status with regard to the relevant regulations. In addition, we perform regular audits as per our contractor management procedures once the contractor is qualified. Prior to any approval inspection, we engage external partners to help prepare for a successful inspection. We cannot be certain that identifying and establishing relationships with such would not result in significant delay in the development of our product candidates. Additionally, we may not be able to enter into arrangements with alternative vendors on commercially reasonable terms or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third-party on less favorable terms than what we have with our current suppliers could have a material adverse impact upon on our business.
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
Although a substantial amount of our effort will focus on the continued testing, potential approval and commercialization of our existing product candidates, the success of our business also depends upon our ability to identify, develop and commercialize additional product candidates (in addition to the lead candidates). Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. Our development efforts may fail to yield additional product candidates suitable for development and/or commercialization for a number of reasons, including but not limited to the following:
•we may not be successful in identifying potential product candidates that pass our strict screening criteria;

•we may not be able to overcome technological hurdles to development or a product candidate may not be capable of producing commercial quantities at an acceptable cost or at all;
•we may not be able to assemble sufficient resources to acquire or discover additional product candidates;
•our product candidates may not succeed in analytical, nonclinical, or clinical testing;
•our potential product candidates may fail to show biosimilarity to reference products;
•we may not be successful in overcoming intellectual property obstacles in a timely manner or at all; and
•competitors may develop alternatives that render our product candidates obsolete or less attractive or the market for a product candidate may change such that a product candidate may not justify further development.
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
We have entered into various service agreements with our direct and indirect significant shareholders and related entities, such as Alvogen, Aztiq, Alvogen Malta (Out-Licensing) Ltd. (“Adalvo”) and Floki Invest ehf. (“Floki”). These services include, among others, IT services, corporate administrative, legal, financial, facility management, portfolio and market intelligence research, regulatory compliance, quality audit, and publishing services, and certain administrative and financial services related to our Reykjavik facility. These services are key to our ability to continue to execute on our business strategy and to keep our business operations uninterrupted. Any interruption in the provision of these services may materially harm our business. In addition, because the providers of the services are direct or indirect significant shareholders and related entities, we may not be able or willing to enforce our contractual rights under the service agreements the same way we would if the service providers were unrelated third-party providers. See also “—We currently rely on Alvogen’s ERP solution and other components of Alvogen’s IT infrastructure and will continue to do so for the foreseeable future”.
Risks Related to Our Competition and Industry

Our biosimilar product candidates, if approved, will face significant competition from the reference products, other biosimilars, and from other medicinal products approved for the same indication(s) as the reference products. Our failure to effectively compete may prevent us from achieving significant market penetration and expansion.
We expect to enter highly competitive markets. We expect other companies to seek approval to manufacture and market biosimilars to Humira (AVT02), Prolia/Xgeva (AVT03), Stelara (AVT04), Simponi/Simponi Aria (AVT05), Eylea (AVT06), Entyvio (AVT16), Xolair (AVT23), and Keytruda (AVT33). If other biosimilars to these or other non-reference products in the same therapeutic spaces are approved and successfully commercialized before AVT03, AVT04, AVT05, AVT06, AVT16, AVT23 and AVT33, respectively, we may never achieve significant market share for these products, our revenue would be reduced and, as a result, our business, prospects and financial condition could suffer.
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

If an improved version of a reference product, is developed or if the market for the reference product significantly declines, sales or potential sales of our biosimilar product candidates may suffer.
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
Many manufacturers of reference products have increasingly used legislative, regulatory and other means to prevent or delay regulatory approval and to seek to restrict competition from manufacturers of biosimilars. These efforts may include or have included:
•settling patent lawsuits with biosimilar companies, resulting in such patents remaining an obstacle for biosimilar approval by others;
•submitting Citizen Petitions to request the FDA Commissioner to take administrative action with respect to prospective and submitted biosimilar applications or to elaborate or amend the standard of review for such biosimilar applications;
•appealing denials of Citizen Petitions in U.S. federal district courts and seeking injunctive relief to reverse approval of biosimilar applications;
•restricting access to reference brand products for equivalence and biosimilarity testing that interferes with timely biosimilar development plans;
•attempting to influence potential market share by conducting medical education with physicians, payors, regulators and patients claiming that biosimilar products are too complex for biosimilar approval or are too dissimilar from reference products to be trusted as safe and effective alternatives;
•implementing payor market access tactics that benefit their brands at the expense of biosimilars;
•seeking state law restrictions on the substitution of biosimilar products at the pharmacy without the intervention of a physician or through other restrictive means such as excessive recordkeeping requirements or patient and physician notification;
•seeking federal or state regulatory restrictions, or equivalent foreign restrictions, on the use of the same non-proprietary name as the reference brand product for a biosimilar or interchangeable biologic;
•seeking changes to the U.S. Pharmacopeia, an industry recognized compilation of drug and biologic standards, or equivalent international or foreign standards;
•obtaining new patents covering existing products or processes which could extend patent exclusivity for a number of years or otherwise delay the launch of biosimilars;
•originator could compete with us by manufacturing or commercializing their own proprietary biosimilar product to the reference product they sponsor; and
•influencing legislatures so that they attach special patent extension amendments to unrelated federal legislation.
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
We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies. Some of the pharmaceutical and biotechnology companies developing biosimilars we expect to compete with include companies such as Celltrion Healthcare Co., Ltd. (“Celltrion”), Coherus, Amgen, Pfizer Inc. (“Pfizer”), Samsung Bioepis, Ltd. (“Samsung Bioepis”), and Sandoz International GmbH (“Sandoz”), as well as other companies. These companies may develop biosimilars or other products in the same therapeutic space as our products. For example, based on publicly available information, we expect AbbVie (the originator), Amgen, Boehringer Ingelheim GmbH, Biocon/Fujifilm, Celltrion, Fresenius Kabi, Pfizer, Samsung Bioepis, Coherus, and Sandoz to be our main competitors for AVT02, a biosimilar to Humira (adalimumab); Janssen (the originator), Amgen, Celltrion, Bio-Thera, Formycon, Dong-A/Meiji Seika, Samsung Bioepis, and Biocon to be our main competitors for AVT04, a biosimilar to Stelara (ustekinumab); Amgen (the originator), Sandoz, Celltrion, Fresenius Kabi, Samsung Bioepis, Gedeon Richter, mAbxience, Biocon, Henlius and Teva to be our main competitors for AVT03, a biosimilar candidate to Prolia / Xgeva (denosumab); Janssen (the originator), and Bio-thera to be our main competitors for AVT05, a biosimilar candidate of Simponi and Simponi Aria (golimumab); and Regeneron/Bayer Health Care (the originator), Amgen, Celltrion, Formycon, Altos, Sam Chun Dang, Samsung Bioepis, Sandoz, and Viatris/Biocon, to be our main competitors for AVT06, a biosimilar candidate to Eylea (aflibercept); and Genentech (the originator), Celltrion and Teva, to be our main competitors for AVT23, a biosimilar candidate to Xolair (omalizumab).
Some of our competitors have substantially greater financial, technical and other resources, such as larger research and development team and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we may develop; they may also obtain patent protection that could block our products; and they may obtain regulatory approval, product commercialization and market penetration earlier than we do. Additionally, our competitors may have more resources in order to effectively pursue, defend against or settle with regard to potential or ongoing litigation. Biosimilar product candidates developed by our competitors may render our potential product candidates uneconomical, less desirable or obsolete, and we may not be successful in marketing our product candidates against competitors. Competitors may also assert in their marketing or medical education programs that their biosimilar products demonstrate a higher degree of biosimilarity to the reference products than do our or other competitor’s biosimilar products, thereby seeking to influence health care practitioners to select their biosimilar products, versus those of us or other competitors.

Our competitors may also succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than our biosimilar candidates. They may also obtain exclusivity by regulators that could block or limit the marketability of our products for shorter or longer periods of time; and they may obtain regulatory approval, achieve commercialization and significant market penetration earlier than we do.

Furthermore, our competitors may develop products that are easier to administer than our products, which could adversely affect our results. Many of our biosimilar candidates need to be administered by a physician. Patients may demonstrate a preference for medications which can be administered by the patient at home or for pharmaceuticals that can be administered more rapidly in the clinic. Our competitors could develop proprietary technology that we are unable to replicate allowing competing medications to be self-administered or for sub cutaneous injection. Development of such alternative and competitive technologies and products may limit our success in commercializing our products.

If we are unable to establish effective sales and marketing capabilities in jurisdictions for which we choose to retain commercialization rights or if we are unable to enter into agreements with third parties to market and sell our product candidates, and we are unable to establish and maintain a marketing and sales organization, we may be unable to generate substantial or any revenue.
We currently have no marketing or sales organization. We have no experience selling and marketing our product candidates. To successfully commercialize any products that may result from our development programs, we will need to develop these capabilities, either on our own or with others. If our product candidates receive regulatory approval, we might establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates in major markets where we may choose to retain commercialization rights. Doing so will be expensive, difficult and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our products.
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
Even with the requisite approvals from the FDA and comparable foreign regulatory authorities, the commercial success of our product candidates will depend in part on the medical community, patients and third-party payors accepting our product candidates as medically useful, cost-effective and safe. Any product that we bring to the market may not gain market acceptance by physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of our product candidates, if approved for commercial sale, will depend on a number of factors, including:
•the safety and efficacy of the product as demonstrated in clinical studies and through the demonstration of biosimilarity;
•any potential advantages over competing biosimilars and/or other treatments in the same therapeutic space(s);
•the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;
•the clinical indications for which approval is granted;
•the possibility that a competitor may achieve interchangeability in the United States, and we may not;
•relative convenience and ease of administration;
•the extent to which our product may be more or less similar to the reference product than competing biosimilar product candidates;
•policies and practices governing the naming of biological product candidates;
•prevalence of the disease or condition for which the product is approved;
•the cost of treatment, particularly in relation to competing treatments;
•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•the strength of marketing and distribution support and timing of market introduction of competitive products;
•publicity concerning our products or competing products and treatments;
•the extent to which third-party payors provide adequate third-party coverage and reimbursement for our product candidates, if approved;
•patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement; and
•our ability to maintain compliance with regulatory requirements.
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
Measures to contain healthcare costs, including the U.S. Inflation Reduction Act, may reduce the addressable market for our products, affect the prices that our commercial partners are able to obtain and have a material adverse effect on our business and results of operations.

A number of legislative initiatives in the U.S. and other markets, often intended to contain healthcare costs, may impact our cost of obtaining market approval and ability to successfully commercialize our products. In the U.S. the Inflation Reduction Act (IRA), requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap. As the U.S. Secretary of the Department of Health and Human Services (HHS) is given significant flexibility to implement different provisions of the IRA it is currently unclear how this particular legislation will work and what impact it will have on the market for biosimilars in the near future.

If a reference product becomes subject to the IRA negotiation provision and related price cap, this may significantly alter the economics for biosimilars to that product. In 2023, HHS added Stelara, the reference product for AVT04, to the list of drugs for the Centers for Medicare & Medicaid Services (“CMS”) Medicare price negotiations. At this point it is unclear whether this will have any impact on the pricing of Stelara or on the competitive position of biosimilars to Stelara, as the Medicare drug price negotiation program is currently subject to legal challenges.

Any reduction in reimbursement for reference products from Medicare, other government programs in the U.S. or similar cost reimbursement systems in other countries, may result in a price reduction for biosimilars. The implementation of cost containment measures or other healthcare reforms may therefore prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

In the EU, similar political, economic, and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
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
We have been, and may in the future be involved, directly or through our partners, in various legal proceedings, including patent litigation and challenges, other intellectual property disputes, product liability and other product-related litigation, including personal injury, consumer, off-label promotion, securities, antitrust and breach of contract claims, commercial, environmental, government investigations, employment, tax litigation and other legal proceedings that arise from time to time in the ordinary course of our business. See, for example, “ —We may be involved in lawsuits to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful." In addition, we were in legal proceedings adverse to AbbVie relating to AVT02, which resulted in settlements (see Item 4.B
“Business Overview—Material Agreements, Partnerships and Suppliers”), and our Canadian partner JAMP continues to be in proceedings adverse to AbbVie relating to AVT02. Litigation is inherently unpredictable, and excessive verdicts do occur. We could incur judgments and/or enter into settlements, which could require us to make payments to the proceedings’ counterparties or limit or discontinue certain of our activities, or could otherwise have a material adverse effect on our business operations. In addition, even if such legal proceedings are ultimately resolved in our favor, they may be costly and time-consuming to conduct, which may materially adversely affect our business, financial condition and results of operations. The cost and resource requirements, including management attention, associated with conducting such legal proceedings may lead us to settle certain actions on terms that are materially adverse to us, even if we believe that the ultimate resolution of the proceedings is likely to be favorable.
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
Patents granted by the European Patent Office may be opposed by any person within nine months from the publication of their grant and, in addition, may be challenged before national courts at any time. From time to time, we may be involved in these anonymous or “straw man” oppositions. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents and patent applications we hold, license or pursue with respect to our product candidates is threatened, it could threaten our ability to prevent third parties from using the same technologies that we use in our product candidates. In addition, changes to the patent laws of the United States provide additional procedures for third parties to challenge the validity of issued patents based on patent applications filed after 15 March 2013. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our current or future product candidates is challenged, then it could threaten our ability to prevent competitive products using our proprietary technology. Further, because patent applications in the United States and most other countries are confidential for a period of time, typically for 18 months after filing, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications. Furthermore, for applications filed before 16 March 2013 or patents issuing from such applications, an interference proceeding can be provoked by a third-party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications and patents. As of 16 March 2013, the United States transitioned to a “first-inventor-to-file” system for deciding which party should be granted a patent when two or more patent applications claiming the same invention are filed by different parties. A third-party that files a patent application in the USPTO before us could therefore be awarded a patent covering our invention.
The change to “first-inventor-to-file” from “first-to-invent” is one of the changes to the patent laws of the United States resulting from the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), signed into law on 16 September 2011. Among some of the other significant changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. We have filed patent applications, which are in various stages of prosecution/issuance, and plan to pursue additional applications, covering various aspects of our product candidates (e.g., formulations and bioprocesses). We cannot offer any assurances about which or where, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened or infringed by third parties. Any successful actions by third parties to challenge the validity or enforceability of any patents which may issue to us could deprive us the ability to prevent others from using the technologies claimed in such issued patents. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.
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
The BPCIA created an elaborate and complex, private, pre-litigation patent information exchange mechanism for biosimilars to focus issues for patent litigation and/or facilitate dispute resolution with the reference product sponsor before litigation commences/ends.
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
On 31 March 2021, AbbVie filed four actions in the Federal Court of Canada (T-557-21, T-559-21, T-560-21 and T-561-21, collectively, the “NOC Actions”) against JAMP Pharma Corporation (“JAMP Pharma”), which is our exclusive Canadian partner for AVT02 (adalimumab solution for injection). No Alvotech entity is a named party in the NOC

Actions. AbbVie is seeking declarations pursuant to the Patented Medicines (Notice of Compliance) Regulations and the Patent Act that JAMP Pharma’s adalimumab solution for subcutaneous injection (the “JAMP Pharma Products”) would directly or indirectly infringe the asserted claims of Canadian Patent Nos. 2,898,009; 2,904,458; 2,504,868; 2,847,142; 2,801,917 and 2,385,745. JAMP Pharma counterclaimed, in each of the four actions, alleging that the asserted claims of each of the six patents are invalid.
On 6 April 2021, JAMP Pharma commenced four actions in the Federal Court of Canada (T-572-21, T-573-21, T-577-21 and T-581-21, collectively, the “Impeachment Actions”) seeking declarations that all claims of Canadian Patent Nos. 2,898,009; 2,904,458; 2,504,868; 2,847,142; 2,801,917 and 2,385,745 are invalid, void and of no force or effect, and declarations that the making, using or selling of the JAMP Pharma Products by JAMP Pharma in Canada will not infringe any valid claim of Canadian Patent Nos. 2,898,009; 2,904,458; 2,504,868; 2,847,142; 2,801,917 and 2,385,745. No Alvotech entity is a named party in the Impeachment Actions.
On 4 June 2021, JAMP Pharma amended its Statements of Claim in the Impeachment Actions to only seek declarations that the specific claims asserted in the NOC Actions are invalid, void and of no force or effect, and declarations that the making, using or selling of the JAMP Pharma Products by JAMP Pharma in Canada will not infringe the asserted claims. AbbVie has counterclaimed for declarations that the asserted claims of the patents are valid and that they will be infringed by JAMP Pharma.
The trial of the Impeachment Actions and the NOC Actions commenced on 14 November 2022, and concluded with closing arguments on 14 December 2022. During the course of the proceedings, the patents-at-issue were limited to Canadian Patent Nos. 2,904,458; 2,504,868; and 2,801,917.
In November 2023, Justice McVeigh issued her trial decision, which invalidated AbbVie’s 868 Patent (dosing to treat Crohn’s disease and UC) and 917 Patent (dosing to treat HS). While AbbVie’s 458 Patent (bufferless formulation) was held to be valid and infringed by JAMP Pharma, Justice McVeigh declined to issue a permanent injunction and instead determined that JAMP Pharma could continue to market AVT02 in Canada and compensate AbbVie by way of a running royalty (to be determined by way of a future trial). AbbVie appealed the trial decision and JAMP Pharma cross-appealed (regarding the validity/infringement of the 458 Patent). The appeal and cross-appeal are in the early stages and are unlikely to be heard before the fourth quarter of 2024. Even if JAMP Pharma is successful in defending against AbbVie’s patent infringement claims, litigation could result in substantial cost and distraction to management and other employees.
In December 2021, Health Canada informed JAMP Pharma that the 40 mg/0.4 mL and 80 mg/0.8 mL presentations of SIMLANDI are not subject to the 24-month statutory stay pursuant to the Patented Medicines (Notice of Compliance) Regulations because AbbVie elected to not market the equivalent high-concentration versions to Canadian patients. In January 2022, JAMP Pharma received notices of compliance for the 40 mg/0.4 mL and 80 mg/0.8 mL presentations of SIMLANDI. AbbVie has commenced applications to judicially review Health Canada’s decision in the Federal Court of Canada, and a hearing took place on 16-17 May 2022. On 17 August 2022, the court issued a decision, finding that Health Canada’s interpretation of the regulations was reasonable and dismissing AbbVie’s applications for judicial review. On 3 October 2022, AbbVie issued a Notice of Appeal. The appeal will be heard by the Federal Court of Appeal on 9 April 2024.
In the event that an appellate court finds in AbbVie’s favor, then market access of SIMLANDI in Canada may be impacted.

Potential patent conflict with Johnson & Johnson ("J&J") related to our biosimilar ustekinumab product, AVT04, have been settled or otherwise resolved in the United States, Japan, Canada, and Europe (Europe being resolved January 2024).

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
There have been executive, judicial and Congressional challenges to repeal or replace certain aspects of the PPACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the PPACA such as removing penalties, starting 1 January 2019, for not complying with the PPACA’s individual mandate to carry health insurance and eliminating the implementation of certain PPACA-mandated fees. Additionally, on 17 June 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, on 28 January 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began 15 February 2021 and remained open through 15 August 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On 16 August 2022, President Biden signed the Inflation Reduction Act of 2022 (the “IRA”) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges, and the healthcare reform measures of the Biden administration, will impact the PPACA, including the BPCIA.
In addition, other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, on 2 August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on 1 April 2013 and will stay in effect until 2032, unless additional Congressional action is taken. On 2 January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 which, among other things, further reduced Medicare payments to certain providers, including physicians, hospitals and cancer treatment centers. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.
Further, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” which expressed its intent to pursue certain policy initiatives to reduce pharmaceutical prices. For example, the executive order expressed the Biden administration’s support of legislative reforms to lower prescription drug prices, including by allowing Medicare’s negotiation of drug prices. In response to Biden’s executive order, on 9 September 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA directs the HHS Secretary to establish a Drug Price Negotiation Program (the “Program”) to lower prices for certain high-expenditure, single-source prescription drugs and biologics covered under Medicare Part B and Part D that have been approved by the FDA for at least 7 years for prescription drugs and at least 11 years for biologics. Under the Program, the HHS Secretary will publish a list of “selected drugs,” and will then negotiate maximum fair prices (“MFP”) with their manufacturers. The Program will be implemented in stages. Beginning in 2026, 10 Medicare Part D “selected drugs” will be subject to price negotiations. By 2029, and in subsequent years thereafter, the number will increase to 20 drugs and biologics covered under Medicare Part B and Part D. Agreements between HHS and manufacturers will remain in place until a drug or biologic is no longer considered a “selected drug” for negotiation purposes. Manufacturers who do not comply with the negotiated prices set under the Program will be subject to an excise tax based on a percentage of total sales of a “selected drug” up to 95% and potential civil monetary penalties. On 29 August 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, including Stelara, the reference product for AVT04, although the Medicare drug price negotiation program is currently subject to legal challenges. Further, beginning in October 2023, the IRA will require manufacturers that increase prices of certain Medicare Part B and Part D drugs or biologics at a rate greater than inflation to pay rebates to the Centers for Medicare & Medicaid Services or be subject to civil monetary penalties. The IRA also provides certain incentives for the development and manufacture of biosimilars. For example, the Secretary can grant a one-year delay from price negotiations for biosimilars that have a “high likelihood” of a competing biosimilar product entering the market within the requested delay period. In addition, certain Part B biosimilars qualify for an increase in Medicare payments, to 8% of the 5-year Average Sales Price, from 6% under current law. The HHS Secretary has been directed to promulgate regulations to implement the Program and other IRA health reform measures. In response to the Biden administration’s October 2022 executive order, on 14 February 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.
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
In addition, the policies of the FDA, the competent authorities of the EU Member States, the EMA, the European Commission and other comparable regulatory authorities with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on 31 January 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials in relation to which application for approval was made on the basis of the Clinical Trials Directive before 31 January 2023, the Clinical Trials Directive will continue to apply on a transitional basis until January 31, 2025. By 31 January 2025. all ongoing trials will become subject to the provisions of the CTR.

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

On 17 January 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The UK Government published its response to the consultation on 21 March 2023 confirming that it would bring forward changes to the legislation. These resulting legislative amendments will determine how closely the UK regulations will align with the CTR. In October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.

In addition, on 26 April 2023, the European Commission adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation. If adopted in the form proposed, the recent European Commission proposals to revise the existing EU laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our product candidates in the EU and make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status.
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
Our operations may be subject to various civil and criminal fraud and abuse laws. In the United States, federal fraud and abuse laws include, without limitation, the False Claims Act (“FCA”), the Anti-Kickback Statute (“AKS”), the Exclusions Law, and the Civil Monetary Penalties Law (“CMPL”). Many states have similar state laws. These laws may impact, among other things, our research activities as well as our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:
•the federal Anti-Kickback Statute, which prohibits, among other things, any individual or entity from knowingly and willfully soliciting, offering or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce another individual or entity to : (a) refer an individual to a person for the furnishing (or arranging for the furnishing) of any item or service for which payment may be made under a federal health care program; (b) purchase or order any covered item or service; (c) arrange for the purchase or order of any covered item or service; or (d) recommend the purchase or order of any covered item or service;
•federal civil and criminal false claims laws and civil monetary penalties laws, including the FCA and the CMPL, which prohibit, among other things, individuals or entities from knowingly presenting or causing to be presented false, fictitious, or fraudulent claims for payment to the U.S. government;
•the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of health information that allows identification of individual patients on covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, and their business associates, independent contractors of a covered entity that perform certain services involving the use or disclosure of individually identifiable health information, as well as their covered subcontractors;
•Federal and state transparency laws and regulations, such as the federal Physician Payments Sunshine Act. The federal Physician Payment Sunshine Act which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value made by such manufacturers to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members in such manufacturers; and
•state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the national or federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; national or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and national or state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
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
The international aspects of our business expose us to business, regulatory, political, operational, financial and economic risks.
We currently have international operations and a number of international collaborations. Doing business internationally involves a number of risks, including but not limited to:
•multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;
•failure by us or our collaboration partners to obtain and maintain regulatory approvals for the use of our products in various countries;
•additional potentially relevant third-party patent rights;
•complexities and difficulties in obtaining protection and enforcing our intellectual property;
•difficulties in staffing and managing foreign operations by us or our collaboration partners;
•complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems by our collaboration partners;
•limits in our ability or our collaboration partners’ ability to penetrate international markets;

•financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products;
•foreign exchange risk, as we have significant asset and liabilities denominated in foreign currencies (mainly in EUR, GBP, ISK, and CHF), and a 10% fluctuation of the exchange rate of ISK against the USD can significantly impact us;
•natural disasters, political and economic instability, including wars such as the Russia-Ukraine conflict, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;
•certain expenses including, among others, expenses for travel, translation and insurance; and
•regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, specifically our books and records provisions or its anti-bribery provisions.
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

We have experienced system downtime and attacks but we do not believe such downtime and attacks have had, either individually or in the aggregate, a material adverse effect on our business or results of operations. We continue to invest in the monitoring, protection and resilience of our critical and/or sensitive data and systems and have a Security Operations Center ("SOC") provider and 24/7 monitoring of our systems. However, there can be no assurances that our efforts will detect, prevent or fully recover systems or data from all breakdowns, service interruptions, attacks, and/or breaches of our systems that could adversely affect our business and operations and/or result in the loss or exposure of critical, proprietary, private, confidential or otherwise sensitive data, which could result in material financial, legal, business or reputational harm or negatively affect our share price. While we maintain cyber-liability insurance, our insurance is not sufficient to cover it against all losses that could potentially result from a service interruption, breach of our systems or loss of critical or sensitive data.
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

We currently rely on Alvogen’s ERP solution and other components of Alvogen's IT infrastructure and will continue to do so for the foreseeable future.
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
We have signed a separate license agreement for our own ERP system and are in the process of implementing and migrating to the new platform in an environment separate from Alvogen’s. This environment set up is underway and the system is expected to go live during the second half of 2024. However, in the meantime, we are relying on Alvogen’s platform and licenses. In addition, we also use a small number of applications related to ERP, that are licensed through Alvogen. We plan to stop using these applications during the second half of 2024.
We are also currently relying on Alvogen’s Azure (cloud) environment and have moved or migrated the majority of our data into a dedicated separate environment. While our components of the environment have been logically separated from Alvogen’s components and are operated by us, a limited number of Alvogen IT administrators continue to have read-only access to our Azure subscriptions for to monitor usage billing purposes. Although we plan to physically separate the remaining resources and have our ERP platform go live by the end of 2024, following the migration of the Azure environment, there can be no assurance that this project will be successful at all or will be achieved on schedule.
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
We do not currently have a data retention policy in place. We have established procedures for IT business continuity and disaster management, with restore tests conducted quarterly. The full implementation of ITG and ISMS may not be successfully completed during 2024, or at all, due to lack of capabilities, resources or funding, prioritization, or other reasons.
Some of our critical systems and data are hosted on premise in one data center, without a secondary data center for redundancy. Force majeure events impacting the data center such as fire, flood, earthquake, or power outage can therefore pose a risk to our operation and may compromise the confidentiality, integrity and availability of those systems and data. A new data center has been completed as part of the extension build at Saemundargata 19, Reykjavik, Iceland, which will be taken into use in the Spring of 2024 and implementation of the equipment is in progress.

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
We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect from a serious disaster. Our manufacturing facility and inventories are located in Reykjavik, Iceland and any severe natural or other disaster or disruption at this site could have a material adverse effect on our financial condition and results of operations.
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
We have significant assets, including our subsidiary Alvotech hf., in Iceland. Many of our assets and material agreements are therefore governed by Icelandic law and subject to the jurisdiction of the Icelandic courts. As an EEA country, Iceland is obligated to implement important parts of EU law relating to the “four freedoms” within the EU single market. Certain aspects of our operations are subject to laws originating from such implementation. If the Icelandic state fails to draft national legislation which conforms with such EU rules, Icelandic individuals and legal persons may not be able to rely on the relevant EU rules and the Icelandic courts could be restricted from applying them unless the Icelandic legislation can be interpreted in a way which conforms with EU rules. This could negatively affect us or other individuals or legal persons who conduct business with us in Iceland.
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
We have identified material weaknesses in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of the consolidated financial statements covered by this report, we identified material weaknesses as follows: (i) we did not have a sufficient number of trained professionals with an appropriate level of internal control knowledge, training and experience; (ii) we did not consistently operate all controls, specifically related to consistent execution, adequate review procedures, and maintaining documentation to evidence control performance, including assessing the accuracy and completeness of information used in the execution of controls; and (iii) we did not implement effective controls over the segregation of duties and certain information technology general controls for information systems that are relevant to the preparation of our financial statements. These material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
Upon identifying the material weaknesses, we began taking steps intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses, which included the following activities during 2022 and 2023: (i) hired qualified individuals with strong technical accounting, internal control and SEC reporting experience and continued training control owners to reaffirm expectations as it relates to the control design and execution of such controls, including enhancements to the documentation to evidence the execution of the controls; (ii) enhanced the Company's governance and oversight processes by establishing a formal control governance structure, ensuring clear roles and responsibilities for control oversight, conducting regular meetings to review control performance, and implementing a system for reporting control-related matters to the Audit Committee; (iii) implemented formal documentation of certain policies and procedures, and/or redesigned entity level controls, business process-level controls across all significant accounts and information technology general controls across all relevant domains; (iv) developed and executed a risk-based testing plan to cover all identified controls through a mix of design assessment, independent testing of operating effectiveness and management self-certification. The Company has engaged outside consultants to assist in evaluating our internal controls, develop remediation plans to address control deficiencies identified, and actively measure compliance and remediation progress through a quarterly scorecard; and (v) continued implementation of a new enterprise resource planning (“ERP”) system including the engagement of outside consultants to help design and implement automated controls and enhance our information technology general controls environment as part of the ERP system implementation.

In addition to the above actions, we expect to engage in additional activities to enhance our control environment including but not limited to: (i) complete the implementation of a new ERP system, which includes increased automated functionality and controls for the preparation of the financial statements to prevent, among other things, unauthorized overrides, and enhance user access controls, segregation of duties with the system, and audit trails to track and monitor activities; (ii) implement stronger IT controls to ensure the integrity and security of financial information, including enhancing access and change management controls and implementing regular system monitoring and testing; (iii) continue focusing on consistent control execution, adequate review procedures, and improving control documentation, including the accuracy and completeness of information used in the performance of controls; and (iv) continue engaging outside consultants to assist in evaluating the internal controls, and actively measure compliance and remediation through quarterly scorecard.
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
If we fail to remediate our existing material weaknesses, identify new material weaknesses in our internal controls over financial reporting, are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the Ordinary Shares could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchanges on which our securities are listed, the Securities and Exchange Commission (“SEC”), or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.
Risks Related to Ownership of our Ordinary Shares and Warrants and our Status as a Public Company
We have and will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.
We will continue to incur significant legal, accounting and other expenses as a public company, and these expenses may increase even more if and when we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board advisors or as executive officers.
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
The stock markets, including Nasdaq and Nasdaq Iceland Main Market on which Ordinary Shares and Warrants are listed under the symbols ALVO and ALVOW, respectively, have from time to time experienced significant price and volume fluctuations. The market price of Ordinary Shares and Warrants may be volatile and could decline significantly. In addition, the trading volume in Ordinary Shares and Warrants may fluctuate and cause significant price variations to occur. Additionally, any substantial amount of trading or sales in Ordinary Shares could make it difficult for us to raise capital through the issuance of debt or equity securities in the future. Generally, securities of biopharmaceutical companies tend to be volatile and experience significant price and volume fluctuations. We cannot guarantee that the market price of Ordinary Shares and Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:
•the realization of any of the risk factors presented in this Annual Report on Form 20-F;

•actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, liquidity or financial condition;
•regulatory decisions with respect to our product candidates;
•additions and departures of key personnel;
•failure to comply with the requirements of Nasdaq U.S. and Nasdaq Iceland Main Market;
•failure to comply with the Sarbanes-Oxley Act or other laws or regulations in the United States, Luxembourg and Iceland;
•future issuances, sales or resales, or anticipated issuances, sales or resales, of Ordinary Shares;
•publication of research reports about us;
•the performance and market valuations of other similar companies;
•broad disruptions in the financial markets, including sudden disruptions in the credit markets;
•material and adverse impact of public health emergencies and other world emergencies on the markets and the broader global economy;
•speculation in the press or investment community;
•actual, potential or perceived control, accounting or reporting problems; and
•changes in accounting principles, policies and guidelines.
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
As a dual-listed Luxembourg company listed on Nasdaq Iceland Main Market and Nasdaq, we are subject to reporting requirements and certain other applicable requirements under Luxembourg law, U.S. law and Icelandic law, including, but not limited to, Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, on market abuse, as amended (“MAR”), the Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, as amended (the “Transparency Directive”), the Luxembourg law of 23 December 2016, on market abuse, as amended (“Luxembourg Market Abuse Law”), the Luxembourg law of 11 January 2008 on transparency requirements for issuers, as amended (the “Luxembourg Transparency Law”), the Grand-Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities, as amended (the “Luxembourg Transparency Regulation”), Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004, on

takeover bids, as amended (the “Takeover Directive”) and the Luxembourg law of 19 May 2006, on takeover bids, as amended (the “Luxembourg Takeover Law”).
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
Even if there has not been an offer pursuant to the Luxembourg Takeover Law, the Luxembourg law of 21 July 2012 on the squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer (the “Luxembourg Mandatory Squeeze-Out and Sell-Out Law”) provides that if any individual or legal entity, acting alone or in concert with another, becomes the direct or indirect holder (otherwise than by way of a voluntary or mandatory takeover bid pursuant to the Luxembourg Takeover Law) of shares or other voting securities representing at least 95% of the voting share capital and 95% of the voting rights of a company, (i) such shareholder may require the holders of the remaining shares or other voting securities to sell those remaining securities; and (ii) the holders of the remaining shares or securities may require such shareholder to purchase those remaining shares or other voting securities (the “Mandatory Sell-Out”). The Mandatory Squeeze-Out and the Mandatory Sell-Out must be exercised at a fair price according to objective and adequate methods applying to asset disposals in accordance with the Luxembourg Mandatory Squeeze-Out and Sell-Out Law.
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
The issuance or resale of a substantial number of Ordinary Shares in the public market could occur at any time. These issuances and sales, or the perception in the market that these issuances or sales may occur, could increase the volatility of the market price of Ordinary Shares or result in a significant decline in the public trading price of Ordinary Shares.
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
The sale and issuance of our Ordinary Shares to investors, holders of warrants or convertible bonds will cause dilution to our existing shareholders, and the sale of Ordinary Shares acquired by them, or the perception that such sales may occur, could cause the price of our Ordinary Shares to drop.
On 16 November 2022, we and the bondholders amended and restated certain terms and conditions of existing senior bonds and issued new senior bonds in an aggregate principal amount equal to $70,000,000 (the “Senior Bonds”). Pursuant to the terms of the amended Senior Bonds, we issued 4,198,807 warrants to the bondholders on 31 December 2022. Each new warrant entitles the bondholders, upon exercise, to receive from us one fully paid and non-assessable Ordinary Share, at the exercise price of one cent ($0.01) per share. Pursuant to the terms of the warrant, we registered Ordinary Shares underlying the warrants for resale on 14 July 2023.
In addition, we issued convertible bonds, such as the Aztiq Convertible Bond and the 2022 Convertible Bonds during 2022 and 2023. Under the terms of these convertible bond agreements, bondholders have the right to convert their bonds into Ordinary Shares credited as fully paid on 31 December, 2023, 30 June 2024, or when the bond has been called or put up for optional or mandatory redemption, for a conversion price of $10.00 per share. If the bondholders decide to convert the debt into Ordinary Shares, the share ownership of our existing shareholders will be diluted as a result of the issuance of new Ordinary Shares to the bondholders.
Given the substantial number of Ordinary Shares expected to be registered for potential resale by bondholders, the sale of shares by the bondholders, or the perception in the market that the holders of a large number of shares intend to sell their shares, could increase the volatility of the market price of Ordinary Shares or result in a significant decline in the public trading price of Ordinary Shares. In addition, if the holders of the Senior Bonds exercise their warrants and/or holders of the Aztiq Convertible Bond and our 2022 Convertible Bonds elect to convert the bonds into ordinary shares and we issue new Ordinary Shares, the existing shareholders will be diluted. Existing shareholders could also experience dilution if we issue Ordinary Shares pursuant to our standby equity purchase agreement, dated as of 18 April 2022, by and among Alvotech and YA II PN, LTD. See also “Our Warrants are exercisable for Ordinary Shares and certain Bonds are convertible into Ordinary Shares, the exercise of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.”
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

We have adopted the Alvotech Management Incentive plan in 2022 (the “2022 Plan”) under which restricted stock units (“RSUs”) and options have been granted in 2022 and 2023. Subject to certain vesting and other terms and conditions, the RSUs and options may be settled in Ordinary Shares. If all RSUs and options vest and are exchanged for Ordinary Shares, the combined grants, excluding forfeitures and deliveries, may result in an aggregate of 5,505,941 Ordinary Shares
Ordinary Shares reserved issued under the 2022 Plan become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The aggregate number of Ordinary Shares initially reserved for issuance under the 2022 Plan is 16,802,386 shares. In August 2022, we filed a registration statement on Form S-8 under the Securities Act to register Ordinary Shares or other securities convertible into or exchangeable for Ordinary Shares pursuant to the 2022 Plan, and we may file additional registration statements on Form S-8 in the future.
Accordingly, shares registered under such registration statements may be immediately available for sale in the open market.
Any such issuances of additional Ordinary Shares or securities convertible into Ordinary Shares:
•may significantly dilute the equity interests of our investors;
•may subordinate the rights of holders of Ordinary Shares if securities are issued with rights senior to those afforded Ordinary Shares; and
•may adversely affect prevailing market prices for Ordinary Shares.
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
As a result of the Business Combination being consummated, outstanding warrants to purchase an aggregate of
10,916,647 Ordinary Shares became exercisable in accordance with the terms of the warrant agreement, dated 21
September 2020 by and between OACB and Continental Stock Transfer & Trust Company, as warrant agent, governing
OACB’s outstanding warrants, which was assigned to and assumed by Alvotech pursuant to that certain Assignment,
Assumption and Amendment Agreement dated as of 15 June 2022 (the “Warrant Agreement”).
These warrants became exercisable on 15 July 2022. The exercise price of these warrants is $11.50 per share, or approximately $125.5 million, assuming none of the warrants are exercised through “cashless” exercise. To the extent such warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. On 8 March 2024, there were 9,943,434 warrants entitling the holders to acquire one Ordinary Share at a price of $11.50 (the "Warrants") outstanding, the last reported sales price of our ordinary shares was $15.60 per share and the last reported sales price of our Public Warrants was $4.45 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Ordinary Shares. See “—The warrants may not continue to be in the money, and they may expire worthless and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.”
In addition, on 16 November 2022, we and the bondholders amended and restated certain terms of existing Senior Bonds and issued new senior bonds in an aggregate principal amount equal to $70.0 million. Pursuant to the terms of the amended Senior Bonds, we were required to use commercially reasonable endeavors to raise new funding through issuance of additional Ordinary Shares (by way of ordinary shares, structured equity and/or preference shares) and/or unsecured convertible bond(s), for net proceeds of at least $75.0 million of net proceeds by 15 December 2022, and are required to raise $150.0 million in net proceeds by 31 March 2023. We failed to raise at least $75.0 million by 15 December 2022, so we were required to grant penny warrants representing 1.5% of the ordinary share capital to the bondholders, and if we had failed to raise at least $150.0 million by 31 March 2023, we would have been required to grant penny warrants representing 1.00% of the ordinary share capital to the bondholders. Since we had not raised $75.0 million of net proceeds by 15 December 2022, we issued 4,198,807 warrants to the bondholders on 31 December 2022. Each new warrant entitles the bondholders, upon exercise, to receive from us one fully paid and non-assessable Ordinary Share, at the exercise price of one cent ($0.01) per share. If the bondholders exercise their warrants and we issue new Ordinary Shares, the existing shareholders will be diluted. Following the issuance of the 2022 Convertible Bonds and the closing of the private placement of Ordinary Shares for gross proceeds of $137.0 million on 10 February 2023, we are not obligated to issue the additional 1.00% warrants to the bondholders.
The Warrants may not continue to be in the money, and they may expire worthless and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.
There is no guarantee that the Warrants will continue to be in the money and, as such, the Warrants may expire worthless. For example, between 1 January 2023 and 29 February 2024, the last reported sales prices of our ordinary shares on Nasdaq fluctuated between $6.90 on 29 June 2023 and $17.27 on 26 February 2024.
The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Oaktree Acquisition Corp. II (“OACB”), and were assumed at the time of the Closing by us, pursuant to a warrant assignment, assumption and amendment agreement by and between us, OACB, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company. Computershare is currently the warrant agent. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity, correct any defective provision or correct any mistake, amend the definition of “Ordinary Cash Dividend” or add or change any provisions with respect to matters or questions arising under the warrant as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the warrant holders, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the number of the then outstanding Private Placement Warrants. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of Ordinary Shares purchasable upon exercise of a warrant.
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
As a foreign private issuer, we are also permitted to follow home country practice in lieu of certain corporate governance rules of the Nasdaq, including those that require listed companies to have a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As of 31 December 2023, three of our eight directors are independent as defined in Nasdaq listing standards and applicable SEC rules. As long as we rely on the foreign private issuer exemption, a majority of our board of directors will not be required to be independent directors and our compensation committee will not be required to be composed entirely of independent directors. Accordingly, holders of our securities may not have the same protections afforded to shareholders of listed companies that are subject to all of the applicable corporate governance requirements.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject us to U.S. GAAP reporting requirements which may be difficult for us to comply with.
As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to our status on 30 June 2024.

In the future, we could lose our foreign private issuer status if a majority of our Ordinary Shares are held by residents in the United States and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information.
We also may be required to modify certain policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. We intend to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under our articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law and resolutions are adopted with a majority of at least two thirds of the validly cast votes. As long as we rely on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors, and we will not be required to have a nominating and corporate governance committee. Also, we would be required to change our basis of accounting from the International Financial Reporting Standards as adopted by the International Accounting
Standards Board (“IFRS”) to United States generally accepted accounting principles (“U.S. GAAP”), which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

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
As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg other than arbitral awards rendered in civil and commercial matters, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to the applicable enforcement procedures (exequatur) as set out in the relevant provisions of the Luxembourg New Civil Procedure Code and in Luxembourg case law. Pursuant to Luxembourg case law, the granting of exequatur is subject to the following requirements:
•the judgment of the U.S. court is final and enforceable (exécutoire) in the United States and has not been fully enforced in the United States and/or in any other jurisdiction;
•the U.S. court had full jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•the U.S. court applied to the dispute the substantive law which is designated by the Luxembourg conflict of laws rules or, at least, such court’s order must not contravene the principles underlying those rules (based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);
•the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
•the U.S. court acted in accordance with its own procedural laws;
•the judgment of the U.S. court does not contradict an already issued judgment of a Luxembourg court, and
•the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules (as such term is interpreted under the laws of Luxembourg) or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty and therefore not enforceable in Luxembourg.
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
Our directors and officers might enter into indemnification agreements with Alvotech. Under such agreements, the directors and officers could be entitled to indemnification from Alvotech to the fullest extent permitted by Luxemburg law against liability and expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. Luxembourg law permits us to keep directors indemnified against any expenses, judgments, fines and amounts paid in connection with liability of a director towards Alvotech or a third-party for management errors i.e., for wrongful acts committed during the execution of the mandate (mandat) granted to the director by Alvotech, except in connection with criminal offenses, gross negligence or fraud. The rights to and obligations of indemnification among or between Alvotech and any of our current or former directors and officers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against our assets in Luxembourg.
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
Our corporate affairs are governed by our articles of association, and by the laws governing companies incorporated in Luxembourg, including the Luxembourg law of August 10, 1915 on commercial companies, as amended (the
“Luxembourg Company Law”). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law differ in some respects from those of a company incorporated under other jurisdictions, including jurisdictions in the U.S. corporate laws governing Luxembourg companies may not be as extensive as those in effect in U.S. jurisdictions and the Luxembourg Company Law in respect of corporate governance matters might not be as protective of shareholders as the corporate law and court decisions interpreting the corporate law in Delaware, where the majority of U.S. public companies are incorporated. Further, under Luxembourg law there may be less publicly available information about us than would otherwise be published by or about U.S. issuers. In addition, we anticipate that all of our shareholder meetings will take place in Luxembourg. Our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.
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
As of the date hereof, our two largest shareholders, Alvogen and Aztiq, own approximately 71.6% of our Ordinary Shares. As a result of their ownership interest and other contractual rights, these shareholders exercise significant influence over all matters requiring shareholder approval, including the appointment of directors and the approval of significant corporate transactions. Such corporate action might be taken even if other shareholders oppose them. This ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination that may be in the best interest of us and any other shareholder. This ownership and control may be used to prevent us from raising additional funds through the sale of equity which may make it more difficult for us to finance our operations.
We rely on certain significant shareholders and affiliated entities for certain key services in the execution of our strategy and business operations.
We have entered into various service agreements with our direct and indirect significant shareholders and related entities, such as Alvogen, Aztiq, Alvogen Malta (Out-Licensing) Ltd. (“Adalvo”) and Floki Invest ehf. (“Floki”). These services include, among others, IT services, corporate administrative, legal, financial, facility management, portfolio and market intelligence research, regulatory compliance, quality audit, and publishing services, and certain administrative and financial services related to our Reykjavik facility. These services are key to our ability to continue to execute on our business strategy and to keep our business operations uninterrupted. Any interruption in the provision of these services may materially harm our business. In addition, because the providers of the services are direct or indirect significant shareholders and related entities, we may not be able or willing to enforce our contractual rights under the service agreements the same way we would if the service providers were unrelated third-party providers. See also “—We currently rely on Alvogen’s ERP solution and other components of Alvogen’s IT infrastructure and will continue to do so for the foreseeable future”.
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
Based on our analysis of our income, assets, activities and market capitalization, we believe that we were not treated as a PFIC for our taxable year ended 31 December 2023. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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
Generally, under the Internal Revenue Code of 1986, as amended (the "Code"), if a U.S. investor owns or is treated as owning, directly, indirectly, or constructively, 10% or more of the total value or total combing voting power of our stock, the U.S. investor may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our corporate structure, if any. A non-U.S. corporation generally will be a CFC if United States shareholders own, directly, indirectly, or constructively, 10% or more of the total value or total combined voting power of the stock of such corporation. Because our corporate structure includes a U.S. corporate subsidiary, our non-U.S. corporate subsidiaries, including any non-U.S. corporate subsidiaries that may be formed or acquired in the future, will be treated as CFCs, regardless of whether we are treated as a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income”, “global intangible low-taxed income,” and investments of earnings in U.S. property, regardless of whether the CFC makes any distributions to its shareholders. Furthermore, an individual United States shareholder with respect to a CFC generally will not be allowed certain tax deductions and foreign tax credits that are allowed to a corporate United States shareholder. Failure to comply with CFC reporting obligations may also subject a United States shareholder to significant penalties. There can be no assurance that the Company will provide to any United States shareholder information that may be necessary for the United States shareholder to comply with its CFC reporting and tax paying obligations. U.S. investors should consult their tax advisors regarding the application of the CFC rules in their particular circumstances.
Changes in tax laws and unanticipated tax liabilities could adversely affect us.
We are subject to tax in Luxembourg and in other jurisdictions, and significant judgment is required in determining our provision for income taxes. Likewise, we are subject to audit by tax authorities in various jurisdictions. In such audits, our interpretation of tax legislation may be challenged and there would be a potential risk of an adverse effect on our consolidated financial statements.
The integrated nature of our worldwide operations can produce conflicting claims from tax authorities in different countries as to the profits to be taxed in the individual countries, including potential disputes relating to the prices our subsidiaries charge one another for intercompany transactions, known as transfer pricing. Most of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation, although such mechanisms for resolving such conflicting claims can be expected to be very lengthy.
Our tax liabilities could be adversely affected in the future by a number of factors, including changes in accounting standards, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws such as corporate income tax rates and changes in tax treatment of specific items.
Other international tax measures, such as the Organization for Economic Cooperation and Development’s (“OECD’s”) base erosion and profit shifting (“BEPS”) project and the global minimum taxation regime (“Pillar two”) contribute to increased uncertainty and may adversely affect our tax provision. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. Pillar two, was announced by the EU Council on 12 December 2022, and introduces the minimum taxation component of 15% as part of the OECD’s reform of international taxation. Multinational groups are subjected to these rules upon meeting certain criteria, and we continuously monitor whether compliance with these rules becomes applicable. These rules are fairly new and further guidance is progressively sought, as a result of which it remains difficult to predict the magnitude of the eventual effect of such new rules on our financial results.
We may not be able to fully utilize some of our Icelandic NOL carryforwards.

As of 31 December 2023, Alvotech hf., the Icelandic operational entity, had net operating loss (“NOL”) carryforwards. There can be no certainty that we will generate revenues, in the foreseeable future, if ever, and we may never achieve profitability. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. In the absence of their utilization, any increased liabilities could adversely affect our business, results of operations, financial position and cash flows.
Termination or expiration of governmental programs or tax benefits, could adversely affect us.

Some entities forming part of the group benefit from governmental programs or tax benefits. The termination, change or expiration of governmental programs or tax benefits, or a change in our business, could adversely affect our overall effective tax rate.
Item 4.         Information on the Company.
A.History and Development of the Company
Alvotech hf. was founded in 2013 in Reykjavik, Iceland with the aim of creating a highly integrated platform company focused exclusively on developing and manufacturing biosimilars for the global market. Over the past eleven years, we have invested steadily and methodically in building a fully integrated platform, enabling us to control quality, cost and speed to market of our developed products, representing a key competitive advantage in the biosimilar business.
Alvotech, previously known as Alvotech Lux Holdings S.A.S., was incorporated under the laws of the Grand Duchy of Luxembourg on August 23, 2021, as a simplified joint stock company. On 15 June 2022, the legal form of Alvotech changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law. We own no material assets other than our interests in Alvotech hf. and other subsidiaries and do not operate any business. Our business is conducted through Alvotech hf., our direct, wholly-owned subsidiary and its subsidiaries.
Our principal place of business is at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg. The mailing address of our group’s principal executive office is Sæmundargata 15-19, 102 Reykjavík, Iceland, and our telephone number is +354 422 4500. Our principal website address is www.alvotech.com. The information contained on, or accessible through, our websites is not incorporated by reference into this Annual Report, and you should not consider it a part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our agent for service of process in the United States is Alvotech USA Inc., 1602 Village Market Blvd., Suite 280, Leesburg, Virginia 20175.
Our actual capital expenditures for the years ended 31 December 2023, 2022, and 2021 amounted to $33.2 million, $37.9 million and $20.5 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, leasehold improvements, lab equipment, and computer equipment in Iceland.

B.Business Overview
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
Developing and manufacturing biosimilars is a time-consuming, capital intensive, complex and historically uncertain undertaking. We currently have two approved products and an additional nine product candidates in our portfolio and pipeline targeting serious diseases with unmet patient and market need. Product candidates in our pipeline address reference products treating autoimmune, eye, and bone disorders, as well as cancer.
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
Our fully integrated capabilities provide us wide breadth and flexibility in deciding which biosimilar opportunities to pursue, optimizing the commercial, scientific and medical impact of each program as part of our portfolio. We evaluate a rigorous set of six criteria to select our candidates:
•Competitive situation: Evaluates originator value, brand and longevity, as well as competition from biosimilars and originators alike, on an ongoing basis.
•Launch timing: Aims to be among the first wave of biosimilars to every reference product.
•Portfolio fit: Seeking balance across the portfolio, assesses volume/price ratio and the ability to leverage the breadth of our R&D and manufacturing capabilities.
•Differentiation: Seeks opportunities where platform differentiation can be applied and exploited, for example, in potential for interchangeability (for the U.S. market), delivery device and product presentations.
•Feasibility and cost: Ongoing assessment for technical, clinical, intellectual property and regulatory issues as well as cost and time analysis for CMC, clinical and potential for interchangeability.

•Partner insights: Strategic input from commercial partners taken into account at every stage.
In addition to the above, our platform is built for flexibility that may allow us to expand into other healthcare products areas such as respiratory and primary care products.
Our Pipeline
Through our rigorous product selection and development platform, we have been able to build a pipeline comprising two launched products and nine disclosed biosimilar candidates, covering a variety of therapeutic areas, including autoimmune, eye, and bone disorders, as well as cancer. Our lead program, AVT02, a high concentration formulation biosimilar to Humira, has received regulatory approval in over 50 markets and has been launched in over 20 markets globally. We expect to launch AVT02 in the United States during the first half of 2024. We also have a second approved biosimilar, AVT04, which uses the same SP2/0 host cell line as the reference biologic Stelara. AVT04 has been approved in Japan, Canada and the EEA and was launched in Canada on 1 March 2024. Launches of AVT04 in Japan and Europe are expected, respectively, in Q2 2024 and Q3 2024. We anticipate that the FDA’s review of our BLA for AVT04 will be completed by 16 April 2024. Clinical programs for AVT03, AVT05 and AVT06 are at an advanced stage, and we expect to file marketing applications for these biosimilar candidates in 2024. We are also developing, AVT23, that is in clinical development, as well as AVT16 and AVT33, in addition to three undisclosed programs, all of which are in pre-clinical development.
Our Programs
AVT02, our high-concentration biosimilar to Humira
Humira (adalimumab) inhibits tumor necrosis factor (“TNF”), which is a protein in the body that can cause inflammation. Developed and predominantly marketed by AbbVie, adalimumab is prescribed to treat a variety of inflammatory conditions including, rheumatoid arthritis, psoriatic arthritis, Crohn’s disease, ulcerative colitis, plaque psoriasis among other indications. Humira is approved and marketed in a high concentration formation (100 mg/mL) across four doses (10 mg, 20 mg, 40 mg, 80 mg) which account for roughly 80% of the U.S. Humira market. In 2023, Humira worldwide net revenues were approximately $14.4 billion. A lower concentration formulation (50 mg/mL) is also approved and marketed across three strengths (10 mg, 20mg, 40mg). Adalimumab has many of the core characteristics we look for in selecting a candidate for development. We are aiming to have the first interchangeable high-concentration citrate-free biosimilar to Humira in the United States. Additionally, adalimumab fits well within our immunology portfolio and manufacturing capabilities. The competitive landscape and broad market opportunity for adalimumab is attractive to us and our commercial partners.
•We have directly or through our partners, received regulatory approval for AVT02 in 52 countries. These include the EEA, UK and Switzerland, Canada, Australia, Israel, Morocco, Egypt, Saudi Arabia, South Africa and parts of Latin America. AVT02 is currently marketed in Europe, Canada and Australia. On 23 February 2024, we received U.S. FDA approval for AVT02 as an interchangeable high-concentration citrate-free biosimilar to Humira, AVT02 also qualifies for exclusivity as a high-concentration biosimilar. We expect to launch AVT02 with our partner Teva in the United States during the first half of 2024.
AVT04, our proposed biosimilar to Stelara
Stelara (ustekinumab) is a human IgG1k monoclonal antibody against the human interleukin-12 and -23 cytokines. Marketed by Janssen, Stelara is prescribed to treat a variety of inflammatory conditions including psoriatic arthritis, Crohn’s disease, ulcerative colitis, plaque psoriasis among other indications. In 2023, global net revenues from Stelara were approximately $10.8 billion.
We are using an SP2/0 host cell line, which is the same manufacturing host cell line as Stelara. Developing our biosimilar in the same host cell line as the originator for a product that requires such a long half-life, de-risks the approval process and creates potential differentiation relative to other biosimilar developers.
In 2023, we announced that AVT04 had been approved in Japan and Canada. In early 2024, we announced that it has also been approved in the EEA. We anticipate that the FDA’s review of our BLA for AVT04 will be completed by 16 April 2024. We also announced that we have reached settlement agreements with the manufacturer of the reference product Stelara, Johnson & Johnson, launched AVT04 in March 2024 in Canada, and expect launches in Q2 2024 in Japan, Q3 2024 in Europe, and in February 2025 in the U.S., pending FDA approval.

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
Both the reference product as well as our proposed biosimilar AVT06 are produced in recombinant Chinese hamster ovary cells. In July 2022, we initiated the confirmatory clinical study for AVT06 and, in January 2024, we announced positive topline results from the confirmatory study.
AVT03, our proposed biosimilar to both Xgeva and Prolia
Xgeva and Prolia have the same active ingredient, denosumab, but the products are approved for different indications, patient populations, doses and frequencies of administration. Denosumab is a human IgG2 monoclonal antibody with affinity and specificity for human RANKL, receptor activator of nuclear factor kappa-B ligand. Developed and predominately marketed by Amgen, Xgeva is prescribed to prevent bone fracture, spinal cord compression or the need for radiation or bone surgery in patients with certain types of cancer, and Prolia is prescribed to prevent bone loss and increase bone mass. In 2023 cumulative global sales of Prolia and Xgeva were approximately $6.2 billion.
Both the reference product as well as our proposed biosimilar AVT03 are produced in recombinant Chinese hamster ovary cells.
AVT03 is in the clinical phase and has been developed to have a high degree of analytical similarity to the originator. Further we have engaged with global regulatory authorities on our development strategy in order to align our program with expectations from regulatory authorities and further limit development risk.
Our clinical program consists of two pharmacokinetic (PK) studies in healthy volunteers and a confirmatory efficacy and safety study in patients with post-menopausal osteoporosis.
In January 2024, we announced the positive top-line results from a PK study for AVT03 compared to Prolia in healthy adult subjects. In August 2023, we announced the initiation of a second PK study, which is still ongoing, comparing AVT03 to Xgeva. In August 2022, we announced the initiation of a confirmatory patient study for AVT03, which is also ongoing. The objective of the confirmatory study is to demonstrate clinical similarity of AVT03 to Prolia in terms of efficacy, safety, immunogenicity, and PK in postmenopausal women with osteoporosis.
AVT05, our proposed biosimilar to Simponi and Simponi Aria
Simponi / Simponi Aria (golimumab), inhibits TNF, which is a protein in the body that can cause inflammation. Simponi / Simponi Aria are prescribed to treat a variety of inflammatory conditions including, RA, psoriatic arthritis, ulcerative colitis among others. Simponi is a sterile solution of golimumab antibody supplied for subcutaneous use. Simponi Aria injection is a sterile solution supplied for intravenous use. We are developing both forms of the product. AVT05 is expressed in an SP2/0 host cell line, which matches the cell used by the developer of the originator. AVT05 is in clinical development. We have developed AVT05 to match the host cell line used by the developer of the originator and we intend to pursue interchangeability designation. In November 2023, we announced positive topline results from our pharmacokinetic study for AVT05. In May 2023, Alvotech announced the initiation of a clinical study to compare the efficacy, safety, and immunogenicity of AVT05 and Simponi in adult patients with moderate to severe rheumatoid arthritis. We expect to announce top-line results from the clinical efficacy study in 2024.
AVT23 (also called ADL018), our proposed biosimilar to Xolair
Xolair (omalizumab) is an antibody that targets free IgE and is used to treat patients with allergic asthma, chronic spontaneous urticaria (CSU) and nasal polyp. Xolair, the only currently approved product containing omalizumab, was first approved in 2003. In 2023, we announced an agreement with Kashiv Biosciences LLC ("Kashiv") to in-license AVT23. The agreement covers all 27 countries of the European Union, the UK, Australia, Canada, and New Zealand. Under terms of the agreement, Alvotech will receive an exclusive license to commercialize AVT23, which will be developed and manufactured by Kashiv.

AVT23 is currently in clinical development. A pharmacokinetic (PK) comparability study has been completed, with results demonstrating that AVT23’s bioavailability, safety, tolerability and immunogenicity are comparable to those of Xolair. A confirmatory clinical efficacy study comparing AVT23 to Xolair is currently ongoing.
We are currently in early phase development for five additional products, three for which the reference biologic remains unnamed, in addition to AVT16, a proposed biosimilar to Entyvio (vedolizumab) and AVT33, a proposed biosimilar to Keytruda (pembrolizumab).
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
•Platform: At the heart of our strategy is our fully integrated biosimilars platform. We have a purpose-built facility with a footprint of approximately 280,000 square feet that includes R&D, process, quality, manufacturing and headquarters in Reykjavik, Iceland. Additionally, we have cell line, process, analytics and glycoprotein characterization sites in Germany; a regulatory, legal and government affairs office in the United States; and an R&D, clinical, and regulatory strategy center in Switzerland. This infrastructure and know-how enables us to have a full set of capabilities and control, from analysis of reference products and cell line development through fill-and-finish GMP manufacturing and regulatory approvals. Further, it provides us the ability to innovate efficiencies in every step of the process and project those cost-savings throughout our portfolio. We have demonstrated manufacturing capabilities using both of the two most widely-used host cell lines — Chinese hamster ovary (“CHO”) and SP2/0 — as well as cell culture processes, fed batch and perfusion.
•Portfolio and Pipeline: In addition to two approved biosimilars, we are currently advancing a portfolio and pipeline of nine biosimilar candidates through the development and global regulatory process. Our portfolio and pipeline covers a variety of therapeutic areas, including autoimmune disorders, eye disorders, bone disease, respiratory disease, and cancer. Where possible, we seek to develop differentiated products as is the case with the company’s first launched product, AVT02, a biosimilar to Humira. For the U.S. market, our biosimilar was developed as a high-concentration form, which is the predominant product profile that is marketed by the originator company. Additionally, we sought and have been given an interchangeability designation for AVT02 in the U.S. market, with exclusivity. By end of 2023, we had begun commercialization of AVT02, through our commercial partners, in Canada, Australia, and 19 markets across Europe.
•Commercial Partnerships: We have formed a global network of strategic commercial partnerships to ensure that our products can reach the patients in geographies across the world. Our partners include Teva (US), STADA (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Medpro (Australia, New Zealand, South Africa/Africa), JAMP Pharma (Canada), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS (Middle East and Africa), Abdi Ibrahim (Turkey), Kamada (Israel), MegaLabs, Stein, Libbs, Tuteur and Saval (Latin America), Advanz Pharma (EEA, U.K., Switzerland, Canada, Australia and New Zealand), among others. Our partners’ deep knowledge of the markets and economic, regulatory, payor and reimbursement landscapes in the countries they serve optimizes our commercial opportunity and ability to reach patients in these markets in a way we could not do on our own. We partner only with trusted, market leaders and develop close strategic relationships with these partners that align our interests and the partners’ interests for success.
•People: As of 31 December 2023, we employ over 1000 people around the world. Over 85% of our workforce is dedicated to manufacturing and development of biosimilars. We seek to attract and retain the highest quality talent in order to achieve our mission and execute our strategy.
•ESG and corporate responsibility: We aim to maintain and further develop our commitment to sustainability and corporate responsibility beyond our fundamental mission of expanding access to medicines while lowering costs for patients. We are developing and implementing a comprehensive environmental, social and governance (“ESG”) framework to collect, monitor and report data that assess our environmental and social impact as well as provide transparent disclosures on governance.
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

In parallel, regulatory authorities in the U.S., EU, and other geographies are engaged to discuss the overall development strategy, in order to ensure the ultimate submission package is approvable in all major regions. Non-clinical studies may also be conducted as required, based on the individual biosimilar program and alignments with regulatory authorities.
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
Interchangeability
When practical and commercially relevant in the U.S. market and other countries and regions, we seek interchangeability designation such as is the case with our lead product, AVT02, a biosimilar to Humira. Interchangeability is a U.S. regulatory construct and according to the FDA, an interchangeable product will have met additional data requirements and so may be substituted for the reference product without the intervention of a prescriber. The substitution may occur at the pharmacy, much as generic drugs are substituted for brand name drugs, subject to varying U.S. state pharmacy laws. Biosimilars, including those designated as interchangeable products, have the potential to reduce health care costs. The concept of interchangeability for biosimilars was signed into law through the Biologics Price Competition and Innovation Act in 2010. In order to be considered interchangeable, a biosimilar must meet additional requirements, including the execution of a “switching study,” utilizing the reference product and biosimilar product in patients. The vast majority of states have passed laws regarding substitution for interchangeable products.
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
Manufacturing & Supply
Manufacturing Facilities
Our corporate headquarters, main manufacturing site and a large part of our R&D division are located in Reykjavik, Iceland. This facility provides us with purpose-built GMP and has highly integrated capabilities for producing biosimilars at scale. The facility is currently approximately 140,000 square feet and utilizes single-use technology to manufacture drug substance and drug product. It houses our R&D, quality control and quality assurance teams and has an active and valid GMP certificate issued by the Icelandic Medicines Authority authorizing Investigational Medicinal Product and commercial manufacturing. In December 2020, we broke ground on an expansion of our Reykjavik facility that will double the total footprint, adding another 140,000 square feet. The expansion provides space for R&D activities, and is expected to be completed in 2024. It is also is expected to give additional redundancy in drug product capacity, assembly of combination products and devices, and secondary packaging. Additionally, the expansion will support increased warehousing and other supportive functions. With the expansion of the Reykjavik facility’s manufacturing capabilities, we expect our capabilities to be able to meet the demand for our products, after obtaining regulatory approval and commercial launch, in the near future

Third Party Suppliers, Manufacturers, and Raw Materials
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
Sales and Marketing

We have launched AVT02 in over 20 markets globally, including in select European countries under the trade name Hukyndra and in Canada under the trade name SIMLANDI. We aim to meet patient demand in our major markets, and to launch in further markets in 2024, including in the United States the first half of 2024. A breakdown of product revenue from the sale of AVT02 is presented by region below.

USD in thousands	2023		2022
	Product Revenue	% Total	Product Revenue	% Total
Europe	41,166	84.5%	14,868	59.9%
North America	6,638	13.6%	9,968	40.1%
Asia and other	895	1.8%	—	—%
	48,699	100%	24,836	100%

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
By outsourcing sales and marketing, we believe we are able to realize and leverage the following benefits:
•Global reach: By commercializing through best-in-class partners, we can reach nearly all markets around the world, including key markets in the U.S., Europe, Japan, Canada, Australia, and various international markets across regions such as Latin America and Asia. This global approach provides diversification and opportunities for growth often overlooked by companies that focus solely on the U.S. and Europe.
•Local expertise: Our commercial strategy allows us to leverage the expertise from our partners. Our partners’ expertise in managing numerous local regulatory and commercial landscapes has been built up over many years and would be difficult, to replicate internally across all global markets. We believe our partners will enable us to bring our products to market more effectively, than if we were to pursue a commercial strategy on our own.
•Portfolio scale: Our commercial strategy also allows us to combine our products with larger portfolios (via our partners) which, through the benefit of cross-selling, should enhance the attractiveness of our products. Furthermore, through a portfolio approach, we are able to receive the benefits of our partners established relationships with payors and providers.
•Product selection flexibility: As a company focused only on developing and manufacturing biosimilars, our product selection model is not complicated by an in-house set of innovator products, nor is it confined to specific therapeutic areas. We do not need to make product selection decisions to fit a pre-existing commercial strategy or sales and marketing infrastructure, but rather we can take a flexible approach to product selection, evaluating candidates based on their clinical merits, partner preferences and commercial opportunity. We are able to access markets through an existing network or create a new network through our partnership model in various therapeutic areas and various geographies.
•Platform leveragability: Our commercial strategy also allows for the creation of a highly leverageable platform. Products may be added without significant changes in Sales and Marketing or G&A infrastructure. We believe this leveragability, after achieving critical mass through our launches, can create a company more profitable than we would otherwise be, had we decided to create a global commercial infrastructure and distribute our product through that network.
•Milestones: We expect to receive milestone payments from our partners at the time of signature of the commercial agreement and at various points in time through development and in some cases, post approval. Milestones offset the cost of development and create a shared risk alignment with our partners. We further view milestones as a consistent and repeating revenue opportunity, as we fully expect to continue to add product candidates to our pipeline, and subsequently out-license them in order to maximize the value of our dedicated biosimilar development and manufacturing infrastructure.
As a result of our strategic decision to form commercial partnerships, we do not currently have direct sales, marketing, and distribution capabilities. In order for us to commercialize any product on our own, we would need to either develop an infrastructure to facilitate sales, marketing and distribution or contract with third parties that have the requisite capabilities. Our in-house strategic sales and marketing expertise is currently focused on relationships with our existing partners and finding new partner relationships. As of 31 December 2023, we have contracted with 17 partners to sell, market, and distribute our products in certain agreed upon territories.
Commercial partnerships
We have formed strategic commercialization partnerships with leading pharmaceutical companies covering global markets. A commercialization partnership generally consists of two components. First, under the licensing component, we and the partner agree that we will develop the product candidate and that the partner will have the exclusive right to market, distribute and sell our product in a certain territory once the product has been approved by the relevant regulator. In return, the partner agrees to make certain upfront or milestone payments to us, which can be any or a combination of the following:
•Upfront payments upon the signing of the agreement;
•Milestone payments related to the development of the products, for example upon the completion of a clinical trial with respect to the relevant product candidate;

•Milestone payments related to the regulatory approval process of the products, for example upon submitting an application for approval with or receiving approval from the relevant regulator for the relevant product candidate;
•Milestone payments related to the launch or first commercial sale of the product in the relevant territory; and
•Milestone payments related to achieving sales targets in the territory.
Under the supply component of the partnership agreements, we will generally manufacture, supply and deliver the product to each partner, and the partner will exclusively buy the product from us. The purchase price for each commercial partner, unless specifically noted otherwise in the description of the partnership agreements below, is a royalty of approximately 40% (between 35% and 45%) of the estimated net selling price or an agreed-upon applicable floor price, whichever is higher, for the duration of the agreements. The floor price is a minimum price per unit specific to each presentation to be paid by the commercial partner for the product, and is determined per each presentation and product taking into consideration Cost of Goods of manufacturing, supply and commercial market environment. Under certain partnership agreements, we may be eligible to receive additional royalty payments in periods where sales exceed certain targets. As is customary, the partnerships are concluded for durations of ten to twenty years. We recognized $48.7 million of product revenue and $42.7 million of license and other revenue, resulting from the commercial partnerships, for the year ended 31 December 2023. Refer to Note 5 of the consolidated financial statements included elsewhere in this Form 20-F for further details on the revenue recognized under these agreements.
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
Our principal partners and partnerships include:
United States—Teva
License and Development Agreement with Teva Pharmaceuticals International GmbH
In August 2020, we entered into a license and development agreement with Teva which was amended in June 2021, and again in February 2023, for the commercialization of certain biosimilar products in certain territories (the “LDA”). Under the LDA, we granted Teva an exclusive license (even as to us and our affiliates), with the right to sublicense through multiple tiers, to use, import, commercialize, and market products containing AVT02, AVT04, AVT05, AVT06, and AVT16 in the United States and each of its territories, districts and possessions, including the Commonwealth of Puerto Rico. Under the LDA, Teva has the exclusive right to reference (i) our registration dossiers of certain biosimilar products for its BLA approval, and (ii) all clinical studies conducted by or on our behalf with respect to the development of certain biosimilar products for purposes of obtaining applicable BLA approvals. Under the LDA, we granted Teva the right of first negotiation for commercialization and marketing rights in certain territories for our future biosimilar products (with some exceptions) for five (5) years from the effective date of the agreement.
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
In November 2023, we announced that the FDA had accepted the resubmitted biologics license application for AVT04. We anticipate that the FDA’s review will be completed by 16 April 2024.

On 27 February 2023, Alvotech and Teva signed an amendment to the LDA. As part of that amendment, Alvotech agreed to provide future financial consideration to Teva to assist with the cost of launching and marketing the licensed biosimilar products.
On 24 July 2023, Alvotech announced that it had expanded its strategic partnership agreement with Teva. The expanded agreement pertained to the exclusive commercialization in the U.S. by Teva of two new biosimilar candidates to be developed and manufactured by Alvotech and line extensions of two current biosimilar candidates in the partnership, also to be developed and manufactured by Alvotech. The agreement includes milestone payments, the majority paid following product approvals and upon achieving significant sales milestones. Teva and Alvotech will share profit from the commercialization of the biosimilars. Teva also agreed to acquire Tranche B Convertible Bonds which were issued by Alvotech pursuant to a convertible bond instrument, dated 20 December 2022, for $40 million.
As consideration for the rights granted to Teva under the LDA, Teva made upfront payments of $40.0 million and $37.5 million in development milestone payments up to 31 December 2023. Additionally, we are eligible to receive aggregate payments of up to an additional $552.5 million upon the achievement of certain regulatory, commercial, manufacturing and sales milestones.
In the first quarter of 2024, the FDA approved our BLA supporting interchangeability for AVT02 in the United
States for the treatment of adult rheumatoid arthritis, juvenile idiopathic arthritis, adult psoriatic arthritis, adult ankylosing spondylitis, Crohn’s disease, adult ulcerative colitis, adult plaque psoriasis, adult hidradenitis suppurativa and adult uveitis.
We expect to launch AVT02 through Teva under the trade name SIMLANDI in the U.S. in the first half of 2024.
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
Europe—STADA
From August to November of 2019, we entered into similar license and supply agreements (“out-license contracts”) with STADA which were amended in March 2020, pursuant to which we granted STADA exclusive licenses (even as to us and our affiliates) to import, commercialize and market certain products containing AVT02, AVT03, AVT04, AVT05, AVT06, and AVT16 in the European Union and certain other countries. Under the amended agreements, STADA also received joint ownership of certain of our intellectual property covering such products in the EU and certain other countries under certain conditions. Pursuant to the amended agreements, we are required to provide, and STADA is required to obtain, all of STADA’s requirements of the licensed products for a defined period of time. We are also obligated to develop the licensed products, including performing all pre-clinical and clinical activities required to submit grants to obtain marketing authorizations for the licensed products in the EU and certain other countries, whereas STADA is required to use all commercially reasonable efforts to sell, market, import and store the licensed products and we have the right to terminate if STADA does not launch after fulfillment of certain conditions. STADA will remit approximately 40% of its in-market sales to us in the form of sales-based royalties.
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
On 19 May 2023, Alvotech entered into three termination agreements (the “Termination STADA Agreements”)
with STADA to terminate the license and supply agreements between Alvotech and STADA pertaining to Alvotech’s product candidates AVT03, AVT05, and AVT16. Pursuant to the terms of the Termination STADA Agreements, Alvotech repaid the aggregate amount of €17.4 million that Alvotech had previously received from STADA under the
Terminated STADA Agreements. Any and all rights, title and/or interest in respect of the products which became jointly owned as a result of the Agreements with STADA, excluding any trademarks of STADA and/or any of its affiliates, fully reverted back to the entire and sole ownership alone by Alvotech. STADA has no further rights or licenses under the
Terminated STADA Agreements. The other agreements between Alvotech and STADA, that pertain to AVT02, AVT04 and AVT06, were not terminated or amended.
Under the terms of these agreements, STADA made upfront payments of $4.9 million and $62.4 million in development milestone payments up to 31 December 2023. Additionally, we are eligible to receive aggregate payments of up to an additional $57.2 million upon the achievement of certain, regulatory, commercial, manufacturing and sales milestones.
Europe - Advanz
On 6 February 2023, Alvotech announced that it had entered into an exclusive agreement with Advanz Pharma, for the commercialization of AVT23, a proposed biosimilar to Xolair (omalizumab). The agreement covers the European Economic Area, UK, Switzerland, Canada, Australia and New Zealand. According to the agreement, Alvotech will be responsible for development and manufacture, while Advanz Pharma will handle registration and commercialization.
On 24 May 2023, Alvotech announced that the two companies had extended their exclusive partnership agreement, adding the supply and commercialization of five biosimilar candidates in Europe. Alvotech will be responsible for development and commercial supply and Advanz Pharma will be responsible for registration and commercialization in Europe. The agreement includes candidate biosimilars to Simponi (golimumab) and Entyvio (vedolizumab) and also includes three additional early-stage, undisclosed biosimilar candidates. In conjunction with this agreement, which includes three biosimilar candidates previously licensed to STADA, Advanz Pharma agreed to make upfront payments of $61 million and agreed to make additional payments for an aggregate amount of up to $287.5 million, upon the achievement of certain development and commercial milestones,
Under the terms of these agreements, Advanz Pharma made upfront payments of $75.3 million and $15.1 million in development milestone payments up to 31 December 2023. Additionally, we are eligible to receive aggregate payments of up to an additional $351.0 million upon the achievement of certain, regulatory, commercial, manufacturing and sales milestones.
Japan – Fuji Pharma
On 2 April 2019, Alvotech and Fuji Pharma entered into a license agreement, as amended on June 23, 2020 to reflect a delay in the development process and therefore, among others, amended and restated the milestone payments, (the “Fuji Pharma AVT04 License Agreement”) and a supply agreement (the “Fuji Pharma AVT04 Supply Agreement”). Under the Fuji Pharma AVT04 License Agreement, Alvotech will develop AVT04 and compile and provide a dossier of data, information and know-how relating to AVT04 to Fuji Pharma. Alvotech retains full ownership of all intellectual property rights in AVT04 and the AVT04 dossier. Fuji Pharma has the exclusive right to use the dossier to obtain and maintain regulatory approvals for AVT04 and to import, finish, market, promote, sell and distribute AVT04 in Japan. Fuji Pharma made a one-time payment on the signature date of $4.6 million and will make an additional milestone payment to Alvotech upon the launch of the product, subject to certain conditions. If Fuji Pharma achieves annual sales in excess of certain target volumes, it will pay Alvotech an additional royalty on the net sales above the target. Under the Fuji Pharma AVT04 Supply Agreement, Alvotech will manufacture, supply and deliver the AVT04 product. Fuji Pharma will pay Alvotech a royalty or the applicable floor price, whichever is higher, for the duration of the agreement. All invoices are payable within thirty business days, in U.S. dollar and by wire transfer. The agreements terminate 20 years after the first commercial sale of AVT04 in Japan. They can be terminated by either party if the other party: (i) withholds any monies due to the other party for more than two months; (ii) commits or permits any substantial breach of any material term of the agreement; (iii) has a receiver or administrator appointed in respect of any of its assets or enters into any agreement with its creditors; or (iv) goes into liquidation. The agreements can be terminated by Fuji Pharma if (i) a competing product obtains reimbursement approval (Fuji Pharma AVT04 License Agreement) before AVT04 obtains reimbursement approval; (ii) AVT04 does not obtain reimbursement approval by 30 November 2023; or (iii) AVT04 obtains reimbursement approval at the same time two competing products obtain reimbursement approval.
On 18 November 2020, Alvotech and Fuji Pharma entered into four binding term sheets with respect to AVT06, two proposed AVT03 biosimilar products and AVT05. On 10 February 2022, Alvotech and Fuji Pharma expanded their strategic partnership and entered into an additional binding term sheet with respect to a new undisclosed biosimilar candidate currently in early phase development, and in January 2023 we announced the expansion with another undisclosed biosimilar candidate. Under the binding term sheets, Alvotech will develop the product candidates and provide a dossier of data, information and know-how relating to the relevant product to Fuji Pharma. Fuji Pharma has the exclusive right to use the dossier to obtain and maintain regulatory approvals and to import, finish, market, promote, sell and distribute the relevant product in Japan. As of 31 December 2022, Fuji Pharma made one-time payments on the signing dates of the binding term sheets of $3.0 million and agreed to make additional payments upon the achievement of certain regulatory and development milestones. Alvotech and Fuji Pharma will enter into license and supply agreements for each product at a later date, subject to fulfilling of certain conditions related to the development of that product and the absence of the commercial launch of competing products in Japan at that time. Fuji Pharma will exclusively buy the relevant biosimilar candidate from Alvotech at a royalty or the applicable floor price, whichever is higher, for the duration of the agreement. The license and supply agreements will terminate 20 years after the first commercial sale of the relevant product in Japan. They can be terminated by either party in case a party (i) withholds any monies due to the other party for more than two months; (ii) commits or permits any substantial breach of any material term of the agreement; (iii) has a receiver or administrator appointed in respect of any of its assets or enters into any agreement with its creditors; or (iv) goes into liquidation.
In September 2023, Fuji Pharma received marketing approval for AVT04 from the Japanese Ministry of Health, Labor and Welfare. In February 2024, Alvotech announced that, following settlement agreements with the manufacturer of the originator biologics, Johnson & Johnson, marketing of AVT04 in Japan was expected to commence after the upcoming round of National Health Insurance reimbursement price listings, in May 2024.
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
In January 2022, Health Canada granted marketing authorization to JAMP Pharma for AVT02. In April 2022, JAMP Pharma launched AVT02, under the trade name SIMLANDI, in Canada. In November 2023, Health Canada granted marketing authorization to JAMP Pharma for AVT04 under the trade name JAMTEKI. JAMP Pharma launched JAMTEKI in Canada on 1 March 2024.
On 29 August 2022, Alvotech and JAMP Pharma entered into additional license and supply agreements on substantially the same terms and thereby expanded their partnership with two additional biosimilar candidates, AVT16 and AVT33.
Under these agreements, JAMP Pharma made upfront payments of $18.0 million and $0.5 million in development milestone payments up to 31 December 2023. Additionally, we are eligible to receive aggregate payments of up to an additional $56.2 million upon the achievement of certain regulatory, commercial, manufacturing and sales milestones.
In addition, Alvotech has commercialization partnerships with, among others, Cipla/Cipla Gulf/Cipla Medpro (Australia, New Zealand, South Africa/Africa), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS (Middle East and Africa), Abdi Ibrahim (Turkey), Kamada (Israel), MegaLabs, Stein, Libbs, Tuteur and Saval (Latin America), and Advanz Pharma (EEA, U.K., Switzerland, Canada, Australia and New Zealand).
Kashiv Biosciences for AVT23
In October 2023, Alvotech announced that it had entered into an exclusive licensing agreement for AVT23 (also called ADL018), a proposed biosimilar to Xolair (omalizumab), which is currently in clinical development. The agreement covers all 27 countries of the European Union, the UK, Australia, Canada, and New Zealand. Under terms of the agreement, Alvotech will receive an exclusive license to commercialize AVT23, which will be developed and manufactured by Kashiv Biosciences ("Kashiv"). Kashiv received an upfront payment of $6.0 million and is eligible for subsequent milestone payments up to $34.0 million and royalties.

Material Agreements, Partnerships and Suppliers
China Joint Venture
In September 2018, Alvotech created a 50-50 joint venture with the Joint Venture Partner, Changchun High & New Technology Industries (Group) Inc. ("CCHN") to develop, manufacture and commercialize Alvotech’s biosimilar medicines in China and for the China market. Pursuant to a joint venture agreement, as amended on 17 February 2019, the Joint Venture Partner is investing $100 million in cash to build a state-of-the-art biologic medicine manufacturing facility in Changchun, and Alvotech is contributing the same value via a combination of additional capital and the granting of market licenses for six of its biosimilar medicines in the China market under a separate technology license contract. These capital contributions are made in installments pursuant to the contribution schedule in the joint venture agreement. There are no other anticipated payments under the joint venture agreement aside from the aforementioned capital contributions.
As of 31 December 2023, Alvotech is in discussions with CCHN to buy back Alvotech's interests in the joint venture. See further information on the accounting considerations for the China JV in note 27 of the consolidated financial statements included elsewhere in this 20-F.
U.S. AbbVie Agreement
On 8 March 2022 Alvotech entered into the AbbVie U.S. Agreement with AbbVie Inc. and AbbVie Biotechnology Ltd with respect to AVT02 for the U.S. market. Pursuant to the settlement component of the AbbVie U.S. Agreement, the parties agreed to stipulate to the dismissal of all claims, counterclaims and potential claims in the pending litigation, with each party to bear its own fees and costs, in the U.S. For more information about the U.S. litigation that was terminated, please refer to “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings—U.S. Litigations.” The parties further agreed to release each other from certain claims and demands. Under the licensing component of the AbbVie U.S. Agreement, AbbVie granted Alvotech a license effective 1 July 2023 to make, import, use, distribute, sell and offer for sale AVT02 in the U.S. and a license to manufacture, import and store a reasonable amount of AVT02 in anticipation of the commercial launch of AVT02 in the U.S. Under the agreement, Alvotech may sublicense certain rights to Teva, as a commercialization partner, and may also sublicense to other parties subject to certain conditions. In return, Alvotech is obligated to pay a royalty to AbbVie in the single-digits of the net sales of AVT02 in the U.S. The agreement does not provide for upfront or milestone payments. The obligation of Alvotech to pay royalties shall terminate on the earlier of (i) 11 February 2025; or (ii) a determination that licensed patents are invalid or unenforceable, at which time the license granted will be deemed fully paid up and irrevocable. Each party has the right to terminate the agreement upon breach of certain terms of the agreement that remains uncured for a certain period of time. Additionally, AbbVie may terminate the agreement if Alvotech takes certain actions concerning the patentability, validity, or enforceability of AbbVie’s patents in the U.S. with respect to AVT02.
European AbbVie Agreement
On 4 April 2022, Alvotech entered into the European AbbVie Agreement with AbbVie Biotechnology Ltd with respect to the sale of AVT02 in Europe and selected markets outside of Europe (the “European AbbVie Agreement”). Pursuant to the settlement component, the parties resolved all intellectual property disputes between Alvotech and AbbVie relating to AVT02 in those territories. For more information about those legal disputes, please refer to “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings—Legal Proceedings.” The parties further agreed to release each other from certain claims and demands. Under the licensing component of the European AbbVie Agreement, AbbVie granted Alvotech a license effective immediately to make, import, use, distribute, sell and offer for sale AVT02 in Europe and selected markets outside of Europe. Under the agreement, Alvotech may sublicense certain rights to STADA, as a commercialization partner, and may also sublicense to other parties subject to certain conditions. In return, Alvotech is obligated to pay royalties to AbbVie with respect to certain indications that are covered by AbbVie patents, on an indication-by-indication and territory-by-territory basis. For purposes of calculating royalties due under the agreement, the parties agreed that in any territory, a certain percentage of AVT02 sold in such territory is covered by the indication, bringing the effective royalty rate in the single-digit to low-teens percentage range of net sales of AVT02 in the territories. The agreement does not provide for upfront or milestone payments. The royalty payments terminated or will terminate, on an indication-by-indication basis, on 5 June 2022, 11 April, 2025, and 3 June 2031, respectively, at which time the license granted for that indication will be deemed fully paid up and irrevocable. Alvotech’s royalty obligation will terminate earlier if, on a territory-by-territory and indication-by-indication basis, no valid AbbVie patent rights remain. Each party has the right to terminate the agreement upon breach of certain terms of the agreement that remains uncured for a certain period of time. Additionally, AbbVie may terminate the agreement if Alvotech takes certain actions concerning the patentability, validity, or enforceability of AbbVie’s patents in Europe with respect to AVT02.
For the year ended 31 December 2023, we paid $1.7 million in royalties to AbbVie.
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
The specific characteristics of the competitive landscape for each of our publicly announced product development programs include but are not limited to:
AVT02. We expect AbbVie (the originator) as well as Amgen, Boehringer Ingelheim GmbH, Biocon/FujiFilm, Celltrion, Fresenius Kabi, Pfizer, Samsung Bioepis, Coherus, and Sandoz to be our main competitors for AVT02, a biosimilar product candidate to Humira (adalimumab). Most of these companies have either launched or disclosed development plans for a 50 mg/mL Humira biosimilar in the U.S., EU, or both, as well as in some other global markets. Celltrion, Sandoz and Alvotech are the only companies with regulatory approval in the EU for a 100 mg/mL biosimilar version of adalimumab. In the US, Amgen, Samsung Bioepis, Celltrion and Sandoz received approval from FDA for a 100 mg/mL biosimilar version of adalimumab and Boehringer Ingelheim has a BLA pending FDA approval. Companies that announced plans to seek U.S. interchangeability designation for a 100 mg/mL biosimilar version of adalimumab include Amgen, Samsung Bioepis, and Celltrion. On 23 February 2024, the FDA gave market U.S. approval to AVT02 under the tradename SIMLANDI, and announced that SIMLANDI qualified for interchangeability designation and with exclusivity in the U.S. market for an undetermined length of time.
AVT04. We expect Janssen (the originator) as well as Amgen, Celltrion, Bio-Thera, Formycon, Dong-A/Meiji Seika, Samsung Bioepis and Biocon to be our main competitors for AVT04, a biosimilar candidate to Stelara (ustekinumab), all of which have disclosed development plans for a Stelara biosimilar. Janssen is also attempting to defend against biosimilar competition by expanding the label for Stelara and by launching follow-on drugs. We have reached settlement agreements with the originator to enable launches in the U.S., Europe, Canada and Japan.
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
•analytical studies demonstrating that the proposed biosimilar product is highly similar to the approved product notwithstanding minor differences in clinically inactive components;
•animal studies (including the assessment of toxicity and immunogenicity); and
•a clinical study or studies (including the assessment of immunogenicity and pharmacokinetics or pharmacodynamics) that are sufficient to demonstrate safety, purity, and potency in one or more appropriate conditions of use for which the reference product is licensed and intended to be used and for which licensure is sought for the biological product.
In addition, an application submitted under the 351(k) pathway must include information demonstrating that:
•the proposed biosimilar product and reference product utilize the same mechanism of action for the condition(s) of use prescribed, recommended or suggested in the proposed labeling, but only to the extent the mechanism(s) of action are known for the reference product;
•the condition or conditions of use prescribed, recommended or suggested in the labeling for the proposed biosimilar product have been previously approved for the reference product;
•the route of administration, the dosage form and the strength of the proposed biosimilar product are the same as those for the reference product; and
•the facility in which the biological product is manufactured, processed, packed or held meets standards designed to assure that the biological product continues to be safe, pure, and potent.
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
•the proposed product is biosimilar to the reference product;
•the proposed product is expected to produce the same clinical result as the reference product in any given patient; and
•for a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.
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
Post-approval discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency or issues with manufacturing processes or cGMP compliance, or other failures to comply with regulatory requirements, may lead the FDA to, for example:
•require revisions to approved labeling to add new safety information;
•require post-market studies to assess new safety risks;
•issue fines, warning letters, or untitled letters;
•place post-approval clinical trials on hold;
•detain or refusal to permit the import or export of products;
•request voluntary calls;
•seek injunctions, civil forfeiture, civil money penalties, or other civil relief; or
•seek criminal penalties or prosecution.
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
Clinical Trials in the EU
In the EU, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014, or CTR, which entered into application on 31 January 2022, repealing and replacing the former Clinical Trials Directive 2001/20, or CTD, and related national implementing legislation of EU Member States.
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
The extent to which on-going clinical trials will be governed by the CTR will depend on the duration of the individual clinical trial. Sponsors could choose to submit a clinical trial application under either the CTD or the CTR until 31 January 2023. For clinical trials in relation to which application for approval was made on the basis of the CTD before 31 January 2023, if authorized, those clinical trials will be governed by the CTD until 31 January 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the clinical trial has already transitioned to the CTR framework.

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
Pharmaceutical Coverage, Pricing and Reimbursement
In the U.S. and other countries, sales of our products will depend on the availability and extent of coverage and reimbursement from third-party payors, including government healthcare programs and private insurance plans. Patients who are provided medical treatment for their conditions generally rely on third party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, or comparable foreign programs and commercial payors are critical to new product acceptance. Governments and private payors continue to pursue initiatives to manage drug utilization and contain costs. These payors are increasingly focused on the effectiveness, benefits, and costs of similar treatments, which could result in lower reimbursement rates for our products or narrower populations for whom payors will reimburse. Continued intense public scrutiny of the price of drugs and other healthcare costs, together with payor dynamics, have limited, and are likely to continue to limit, our ability to set or adjust the price of our products based on their value, which could adversely affect our business.
In the U.S., no uniform product coverage and reimbursement policy exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor can be a time-consuming and costly process that can require provision of supporting scientific, clinical and cost-effectiveness data, with no assurance that coverage or specific levels of reimbursement will be obtained. Third-party payors are increasingly examining the medical necessity and cost-effectiveness of products and services in addition to their safety and efficacy. Accordingly, significant uncertainty exists as to the reimbursement status of newly approved products.
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
In the U.S. and some other countries, particularly over the past few years, a number of legislative and regulatory proposals have been introduced in an attempt to lower drug prices and restrict or regulate post-approval activities.

In the U.S., in addition to market actions taken by private and government payors, there has been heightened government, media, and public scrutiny over the manner in which drug manufacturers set prices for their marketed products, resulting in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on 9 September 2021, the U.S. Department of Health and Human Services (“HHS”) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA directs the HHS Secretary to establish a Drug Price Negotiation Program to lower prices for certain high-expenditure, single-source prescription drugs and biologics covered under Medicare Part B and Part D that have been approved by the FDA for at least 7 years for prescription drugs and at least 11 years for biologics. Under the Program, the HHS Secretary will publish a list of “selected drugs,” and will then negotiate maximum fair prices with their manufacturers. The Program will be implemented in stages. Beginning in 2026, 10 Medicare Part D “selected drugs” will be subject to price negotiations. By 2029, and in subsequent years thereafter, the number will increase to 20 drugs and biologics covered under Medicare Part B and Part D. Agreements between HHS and manufacturers will remain in place until a drug or biologic is no longer considered a “selected drug” for negotiation purposes. Manufacturers who do not comply with the negotiated prices set under the Program will be subject to an excise tax based on a percentage of total sales of a “selected drug” up to 95% and potential civil monetary penalties. On 29 August 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, including Stelara, the reference product for AVT04, although the Medicare drug price negotiation program is currently subject to legal challenges. Further, beginning in October 2023, the IRA will require manufacturers that increase prices of certain Medicare Part B and Part D drugs or biologics at a rate greater than inflation to pay rebates to the Centers for Medicare & Medicaid Services or be subject to civil monetary penalties. The IRA also provides certain incentives for the development and manufacture of biosimilars. For example, the Secretary can grant a one-year delay from price negotiations for biosimilars that have a “high likelihood” of a competing biosimilar product entering the market within the requested delay period. In addition, certain Part B biosimilars qualify for an increase in Medicare payments, to 8% of the 5-year Average Sales Price, from 6% under current law. The HHS Secretary has been directed to promulgate regulations to implement the Program and other IRA health reform measures. In response to the Biden administration’s October 2022 executive order, on 14 February 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future
In this dynamic environment, we are unable to predict which or how many government policy, legislative, regulatory, executive or administrative changes may ultimately be, or effectively estimate the consequences to our business if, enacted and implemented. However, to the extent that these or other federal government initiatives further decrease or modify the coverage or reimbursement available for our products, require that we pay increased rebates or shift other costs to us, limit or affect our decisions regarding the pricing of or otherwise reduce the use of our products, or limit our ability to offer co-pay payment assistance to commercial patients, such actions could have a material adverse effect on our business and results of operations. Individual states have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
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
Brexit
The UK, withdrawal from the EU on 31 January 2020, commonly referred to as Brexit, has created significant uncertainty concerning the future relationship between the UK and the EU. The Medicines and Healthcare products Regulatory Agency ("MHRA"), is now the UK’s standalone regulator. On 24 December 2020, the EU and UK reached an agreement in principle on the framework for their future relationship, the EU-UK Trade and Cooperation Agreement, or Agreement. The Agreement primarily focuses on ensuring free trade between the EU and the UK in relation to goods, including medicinal products. Although the body of the Agreement includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an Annex to the Agreement.
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
The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). However, it is currently unclear to what extent the UK will seek to align its regulations with the EU following entry into application of the Clinical Trials Regulation on 31 January 2022.
Marketing authorizations in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. Since 1 January 2021, an applicant for the EU centralized procedure marketing authorization can no longer be established in the UK. As a result, since this date, companies established in the UK cannot use the EU centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the UK. All existing EU marketing authorizations for centrally authorized products were automatically converted or grandfathered into UK marketing authorization, effective in Great Britain only, free of charge on 1 January 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland currently remains within the scope of EU authorizations in relation to centrally authorized medicinal products. Accordingly, until the Windsor Framework is implemented in Northern Ireland on 1 January 2025, products falling within the scope of the EU centralized procedure can only be authorized through UK national authorization procedures in Great Britain.
The MHRA has also introduced changes to national marketing authorization procedures. This includes introduction of procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure and the International Recognition Procedure. Since 1 January, 2024, the MHRA may rely on the International Recognition Procedure, or IRP, when reviewing certain types of marketing authorization applications. This procedure is available for applicants for marketing authorization who have already received an authorization for the same product from a reference regulator. These include the FDA, the EMA, and national competent authorities of individual EEA countries. A positive opinion from the EMA and CHMP, or a positive end of procedure outcome from the mutual recognition or decentralized procedures are considered to be authorizations for the purposes of the IRP.

There is no pre-marketing authorization orphan designation for medicinal products in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the EU, but have been tailored for the market. This includes the criterion that prevalence of the condition in Great Britain, rather than the EU, must not be more than five in 10,000. Upon the grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication. The start of this market exclusivity period will be set from the date of first approval of the product in Great Britain.

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
The collection and use of personal health data in the EEA is governed by the EU GDPR, which became effective on 25 May 2018. The EU GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The EU GDPR enhances data protection obligations for controllers and processors of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for high-risk processing, limitations on retention of personal data and mandatory data breach notification and privacy by design requirements, and creates direct obligations on service providers acting as data processors. The EU GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, such as the U.S. Failure to comply with the requirements of the EU GDPR and the related national data protection laws of the EEA countries may result in fines up to 20 million Euros or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the EU GDPR grants data subjects the right to claim compensation for damages resulting from infringement of the EU GDPR.
Following the United Kingdom’s withdrawal and the expiration of the transition period, from 31 January 2020, companies doing business in the EU and the UK will be obliged to comply with both the GDPR and the UK GDPR. The UK has implemented legislation similar to the EU GDPR, the UK GDPR, including the UK Data Protection Act, which provides for fines of up to the greater of 17.5 million British Pounds or 4% of a company’s worldwide turnover, whichever is higher. Additionally, the relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear following Brexit, including with respect to regulation of data transfers between EU Member States and the UK. On 28 June 2021, the European Commission announced a decision of “adequacy” concluding that the UK ensures an equivalent level of data protection to the EU GDPR, which provides some relief regarding the legality of continued personal data flows from the EEA to the UK. Some uncertainty remains, however, as this adequacy determination must be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how the Data Protection Act, the UK GDPR, and other UK data protection laws or regulations may develop in the medium to longer term nor the effects of divergent laws and guidance regarding how data transfers to and from the UK will be regulated.

C.Organizational Structure
Corporate Structure
The following diagram illustrates our corporate structure as of 31 December 2023.
•Alvotech hf., Alvotech Manco ehf., and Fasteignafélagið Sæmundur hf. are incorporated in Iceland;
•Alvotech Malta Limited is incorporated in Malta;
•Alvotech UK Ltd. is incorporated in the United Kingdom;
•Alvotech Hannover GmbH and Alvotech Germany GmbH are incorporated in Germany;
•Alvotech Swiss AG is incorporated in Switzerland;
•Alvotech USA Inc. is incorporated in Virginia, United States; and
•Alvotech Biosciences India Private Limited is incorporated in India.

Alvotech hf. also has a 50% stake in a joint venture, Alvotech & CCHN Biopharmaceutical Limited Liability Company, which is incorporated in China and is not reflected in the above organizational chart. Alvotech is in discussions with CCHN to buy back Alvotech's interests in the joint venture.
D.Property, Plants and Equipment
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

Offices and Manufacturing Facility in Iceland
Our corporate headquarters, main manufacturing site and a large part of our R&D division are located in Reykjavik, Iceland. This facility, which we own through a subsidiary, provides us with purpose-built GMP, and has highly integrated capabilities for producing biosimilars at scale. The facility is currently approximately 140,000 square feet and utilizes single-use technology to manufacture drug substance and drug product. It houses our R&D, quality control and quality assurance teams and has an active and valid GMP certificate issued by the Icelandic Medicines Authority authorizing Investigational Medicinal Product and commercial manufacturing. In December 2020, we broke ground on an expansion of our Reykjavik facility that will double the total footprint, adding another 140,000 square feet. The expansion is expected to be completed in 2024 and will give additional redundancy in drug product capacity, assembly of combination products and devices, and secondary packaging. Additionally, the expansion will support increased warehousing and other supportive functions. With the expansion of the Reykjavik facility’s manufacturing capabilities, we expect our capabilities to be able to meet the demand for our products, after obtaining regulatory approval and commercial launch, in the near future. During this expansion, our R&D functions have temporarily moved to another facility in Reykjavik. Permits from the Icelandic EPA (Umhverfisstofnun) and the city of Reykjavik have been granted for the operations in Klettagardar. These facilities have no known additional environmental risks that might impact our operations or utilization of facilities.
Additionally, we have a warehouse of approximately 36,000 square feet in Reykjavik which is used for warehousing, office space and laboratories to sample incoming materials. We are leasing this office space and warehouse until 2038. We also rent office space in Kopavogur, Iceland, for approximately 10,000 square feet, on a lease that expires in 2027. Until the expansion of our Reykjavik facility is completed, we also have short term leases for office space, R&D activities and storage space in Reykjavik, for approximately 57,000 square feet in total, with the leases expiring in 2024.
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
Other Offices
We have a facility in Jülich, Germany that focuses on cell line, media, process and analytical development, including tailored clone creation and selection. The Jülich site also serves as a warehouse for supply continuity of master cell banks and working cell banks for our lead product candidates that are produced at contract manufacturing organizations. This facility is approximately 15,000 square feet and is not used for manufacturing. We are holding the space through seven lease agreements, two of which expire in 2024 and provides for automatic renewal until the termination of the agreement, and the other five lease agreements can be terminated at any time with a three-month notice period.
We have a facility in Hannover, Germany that houses our capabilities in analytical glycoprotein characterization. This facility is approximately 14,000 square feet and is not used for manufacturing. We are currently leasing this office space. The lease agreement can be terminated at any time with a 12-month notice period.
Our Virginia, USA office houses our U.S. regulatory, government policy and legal affairs functions. Having recently moved from Arlington, Virginia, to Leesburg, Virginia, the current office is approximately 950 square feet and is not used for manufacturing. We are currently leasing this office space. The lease expires in March 2026.
Our London office houses employees working in London for the Group. Alvotech uses the premises for its employees, strategic meetings and meetings with shareholders and potential investors. The office is approximately 5,500 square feet and the group leases 30% of the premises, containing approximately 1,645 square feet of space. The lease expires in 2028.
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

Additionally, we use a small part of a 6,000 square feet office in Malta that for administrative functions. We are currently leasing this office space. The leases expire in August 2025.
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
You should read the following discussion and analysis of our audited financial condition and results of operations together with our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F. This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under “Item 3.D. Risk Factors.” Actual results could differ materially from those projected in the forward-looking statements. The terms “Company,” “Alvotech,” “we,” “our” or “us” as used herein refer to Alvotech and its consolidated subsidiaries unless otherwise stated or indicated by context.
All amounts discussed are in U.S. dollars, unless otherwise indicated.
Company Overview
Alvotech is a highly integrated biopharmaceutical company committed to developing and manufacturing high quality biosimilar medicines for patients globally. Our purpose is to improve the health and quality of life of patients around the world by improving access to proven treatments for various diseases. Since our inception, we have built our company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars R&D and manufacturing platform; top commercial partnerships in global markets; and a diverse, expanding pipeline addressing many of the biggest disease areas and health challenges globally. Alvotech is a company committed to constant innovation: we focus our platform, people and partnerships on finding new ways to drive access to more affordable biologic medicines. Alvotech, which was founded in 2013, is led by specialists in biopharmaceutical product creation from around the world that bring extensive combined knowledge and expertise to its mission.
Alvotech currently has two approved biosimilars and an additional nine product candidates in its pipeline for serious diseases with unmet patient and market need. Product candidates in our pipeline address reference products treating autoimmune, eye, and bone disorders, as well as cancer, with combined estimated peak global sales of originator products of more than $130 billion.
•In 2022, Alvotech’s commercial partners launched AVT02 in Canada and Europe and in 2023, in Australia. On 23 February 2024, Alvotech announced the receipt of FDA approval for marketing AVT02 in the U.S. Alvotech expects to launch AVT02 with Teva Pharmaceuticals in the U.S. in the first half of 2024.
•In the fourth quarter of 2023, Alvotech's commercialization partners Fuji Pharma and JAMP Pharma received approval for AVT04, a biosimilar to Stelara (ustekinumab) in Japan and Canada. In January 2024, Alvotech's commercialization partner STADA received approval for AVT04 in the EEA. Alvotech anticipates that the FDA’s review of the BLA for AVT04 will be completed in April 2024.
•Alvotech is in late stage clinical studies for four biosimilar candidates. These are AVT03, a biosimilar candidate to Prolia / Xgeva (denosumab), AVT05, a biosimilar candidate to Simponi and Simponi Aria (golimumab), AVT06, a biosimilar candidate to Eylea (aflibercept), and AVT23, a biosimilar candidate to Xolair (omalizumab).
•Alvotech also has a number of other programs in earlier phases of development that it plans to advance over the coming years. The combined anticipated peak sales for the reference products for these biosimilar candidates in pre-clinical development is over $105 billion. The two most advanced of these, AVT16, a proposed biosimilar to Entyvio (vedolizumab), and AVT33, a proposed biosimilar to Keytruda (pembrolizumab).

Since inception, Alvotech has incurred significant operating losses. Alvotech’s loss for the years ended 31 December 2023, 2022, and 2021 was $551.7 million, $513.6 million, and $101.5 million, respectively. Alvotech’s Adjusted EBITDA was ($291.0) million, ($205.2) million, and ($180.7) million for the years ended 31 December 2023, 2022, and 2021, respectively. Alvotech expects to continue to incur further expenses for the immediate future, as it advances its products through preclinical and clinical development and seeks regulatory approvals, manufactures drug product and drug supply, maintains and expands its intellectual property portfolio, hires additional personnel, and pays for accounting, audit, legal, regulatory and consulting services and costs associated with maintaining compliance with exchange listing rules and the requirements of the SEC, director and officer liability insurance premiums, investor and public relations activities and other expenses associated with operating as a public company. See “Risk Factors We may need to raise substantial additional funding from shareholders or third parties. This additional funding may not be available on acceptable terms or at all. Failure to obtain such necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.”
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
Impact of Geopolitics and Global Economic Conditions
The Group is subject to additional risks and uncertainties arising from changes to the macroeconomic environment and geopolitical events, including inflation, political instability in particular foreign economies and markets, such as the instability caused by geopolitical conflicts including the war in Ukraine and hostilities in the Middle East, or public health issues or pandemics, such as the COVID-19 pandemic. Global financial markets have experienced volatility and disruption due to macroeconomic and geopolitical events such as rising inflation, the risk of a recession and ongoing conflicts in other countries. In addition, if equity and credit markets deteriorate, including as a result of past and potential future bank failures, it may make any future debt or equity financing more difficult to obtain on favorable terms, and potentially more dilutive to its existing stockholders. The Group cannot predict at this time to what extent it and its collaborators, employees, suppliers, contract manufacturers and/or vendors could potentially be negatively impacted by these events.
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

Components of Operations
Product Revenue
During the year ended 31 December 2023, the Company recognized revenue from product sales resulting from the launch of Alvotech’s AVT02 product, in select European countries, Canada and Australia. The Company expects to continue to recognize product revenue as products are successfully launched into the marketplace.
License and Other Revenue
Alvotech generates a significant portion of its revenue from upfront and milestone payments pursuant to long-term out-license contracts which provide its partners with an exclusive right to market and sell Alvotech’s biosimilar product candidates in a particular territory once such products are approved for commercialization. These contracts typically include commitments to continue development of the underlying compound and to provide supply of the product to the partner upon commercialization.
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
Research and development expenses
Research and development expenses consist primarily of costs incurred in connection with Alvotech’s research, development and pre-commercial manufacturing activities prior to commercialization of our products. These costs include:
•personnel expenses, including salaries, benefits and other compensation expenses;
•costs of funding the execution of studies performed both internally and externally;
•costs of purchasing laboratory supplies and non-capital equipment used in designing, developing and manufacturing preclinical study and clinical trial materials;
•expenses related to quality control and other advancement development;
•consultant fees;
•expenses related to regulatory activities, including filing fees paid to regulatory agencies;
•facility costs including rent, depreciation and maintenance expenses;
•fees for maintaining licenses under third party licensing agreements;
•expenses incurred in preparation for commercial launch, such as designing and developing commercial-scale manufacturing capabilities and processes, quality control processes, production asset valuation and other related activities; and
•costs related to amortization, depreciation and impairment losses related to software and property, plant and equipment used in research and development activities.
Expenditures related to research and development activities are generally recognized as an expense in the period in which they are incurred. Due to significant regulatory uncertainties and other uncertainties inherent in the development of pharmaceutical products, Alvotech did not capitalize any research and development expenses as internally developed intangible assets during the years ended 31 December 2023, 2022, and 2021.
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

The duration, costs and timing of clinical trials of Alvotech’s products in development and any other product candidates will depend on a variety of factors that include, but are not limited to, the following:
•the number of trials required for approval;
•the per patient trial costs;
•the number of patients who participate in the trials;
•the number of sites included in the trials;
•the countries in which the trials are conducted;
•the length of time required to enroll eligible patients;
•the dose that patients receive;
•the drop-out or discontinuation rates of patients;
•the potential additional safety monitoring or other studies requested by regulatory agencies;
•the duration of patient follow-up;
•the timing and receipt of regulatory approvals; and
•the efficacy and safety profile of the product candidates.
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
Share of net loss / profit of joint venture
Alvotech currently holds a 50% ownership interest in the Joint Venture. Alvotech accounts for its ownership interest in the Joint Venture using the equity method of accounting. Under the equity method of accounting, investments in joint ventures are initially recognized at cost and the carrying amount is subsequently adjusted for Alvotech’s share of the profit or loss of the Joint Venture, as well as any distributions received from the Joint Venture. Alvotech’s profit or loss includes its share of the profit or loss of the Joint Venture and, to the extent applicable, other comprehensive income or loss for Alvotech will include its share of other comprehensive income or loss of the Joint Venture. The carrying amount of equity-accounted investments is assessed for impairment and impairment losses will be recognized as impairment loss on investment in joint venture in the statements of profit or loss and other comprehensive income or loss if there is objective evidence of impairment as a result of loss events that have an impact on estimated future cash flows and that can be reliably estimated.

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
Exchange rate differences
The Group uses the US dollar as its reporting currency and conducts business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily in European, Icelandic and UK market currencies, as well as in the Swiss franc.
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
A.Operating Results
Comparison of the Years Ended 31 December 2023 and 2022
The following table sets forth Alvotech’s results of operations for the years ended 31 December:

USD in thousands	2023	2022
Product revenue	48,699	24,836
License and other revenue	42,735	58,193
Other income	1,948	1,988
Cost of product revenue	(160,856)	(64,095)
Research and development expenses	(210,827)	(180,622)
General and administrative expenses	(76,559)	(186,742)
Operating loss	(354,860)	(346,442)
Share of net loss of joint venture	(7,153)	(2,590)
Impairment loss on investment in joint venture	(21,519)	—
Finance income	4,823	2,549
Finance costs	(267,157)	(188,419)
Exchange rate differences	(5,183)	10,566
(Loss) / gain on extinguishment of financial liabilities	—	(27,311)
Non-operating (loss) / profit	(296,189)	(205,205)
Loss before taxes	(651,049)	(551,647)
Income tax benefit	99,318	38,067
Loss for the year	(551,731)	(513,580)

Product revenue

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Product revenue	48,699	24,836	23,863	96
The Company successfully launched the AVT02 product in Canada and select European countries during the second quarter 2022 and increased sales volume predominantly in Europe during 2023 resulting in $48.7 million of product revenue recognized during the year ended 31 December 2023, almost doubling the product revenue from 2022.
License and other revenue

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
License and other revenue	42,735	58,193	(15,458)	(26.6)

License and other revenue decreased by $15.5 million, or 26.6%, from $58.2 million for the year ended 31 December 2022, to $42.7 million for the year ended 31 December 2023. The decrease in license and other revenue was primarily driven by the recognition of $44.5 million research and development milestone during the same period in the prior year, due to the completion of the AVT04 main clinical program. This was partially offset by the recognition of $31.6 million research and development milestone during 2023 due to the CES completion of the AVT06 program. The remainder of the decrease is mainly due to the net impact of the changes in licensing arrangements during the year ended 31 December 2023.
Other income

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Other income	1,948	1,988	(40)	(2.0)
Other income remained consistent between 31 December 2023, and 31 December 2022. It mainly included in income from a grant received from the Icelandic government to promote research & development activities in Iceland.
Cost of product revenue

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Cost of product revenue	160,856	64,095	96,761	151

The Company successfully launched AVT02 in select European countries and Canada during the year ended 31 December 2022. As a result, the Company recognized cost of product revenue in the amount of $64.1 million and $160.9 million during the year ended 31 December 2022 and 2023, respectively. Cost of product revenue includes both variable and fixed manufacturing costs associated with commercial manufacturing. Cost of product revenue for the period is disproportionate relative to product revenue due to the timing of new launches and elevated production-related charges, resulting in higher costs than revenues recognized for the period. Prior to the recognition of cost of product revenues, costs from pre-commercial manufacturing activities were reported as R&D expenses.
Research and development expenses

	Year Ended 31 December		2022 to 2023
USD in thousands	2023	2022	$	%
AVT02 development program expenses	4,799	9,986	(5,187)	(51.9)
AVT03 development program expenses	30,714	15,667	15,047	96.0
AVT04 development program expenses	7,259	23,879	(16,620)	(69.6)
AVT05 development program expenses	41,460	28,034	13,426	47.9
AVT06 development program expenses	33,109	19,044	14,065	73.9
Salary and other employee expenses	41,844	52,962	(11,118)	(21.0)
Depreciation, amortization and impairment	6,888	6,740	148	2.2
Other research and development expenses (1)	44,754	24,310	20,444	84.1
Total research and development expenses	210,827	180,622	30,205	16.7
(1)Other research and development expenses include other project costs, facility costs and other operating expenses recognized as research and development expenses during the period.

Research and development expenses increased by $30.2 million, or 16.7%, from $180.6 million for the year ended 31 December 2022, to $210.8 million for the year ended 31 December 2023. The increase was primarily driven by a charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23, and a $42.5 million increase in direct program expenses mainly from three biosimilar candidates, AVT03, AVT05 and AVT06, that entered clinical development in 2022. These increases were partially offset by a decrease of $21.8 million primarily related to programs which have completed clinical phase (i.e., AVT02 and AVT04 programs). In addition, upon the launch of AVT02 during the second quarter of 2022, the Company commenced recognizing pre-commercial manufacturing activities as cost of product revenue. As a result, research and development expenses during the year ended 31 December 2022 included $8.8 million of costs relating to AVT02 which have since been recognized as cost of product revenue.
General and administrative expenses

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
General and administrative expense	76,559	186,742	(110,183)	(59.0)
General and administrative expenses decreased by $110.2 million, or 59.0%, from $186.7 million for the year ended 31 December 2022, to $76.6 million for the year ended 31 December 2023. The decrease in general and administrative expenses was primarily attributable to a $83.4 million non-cash share listing expense and $22.9 million of transaction costs as a result of the Business Combination recognized as of 31 December 2022 (see Note 1.1 of the consolidated financial statements included elsewhere in this 20-F for additional information). The Company also incurred $13.4 million of IP-related legal expenses during the year ended 31 December 2022, compared to $2.3 million during the year ended 31 December 2023. This decrease was partially offset by a $3.7 million net increase in other general administrative expenses due to costs from operating as a public company in both the U.S. and Iceland. Lastly, the Company recognized $10.8 million of general and administrative expenses for share-based payments, resulting from the granting of RSUs during the year ended 31 December 2023, against $6.5 million during the year ended 31 December 2022.

Share of net loss of joint venture and impairment loss on investment in joint venture

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Share of net loss of joint venture	7,153	2,590	4,563	176.2
Impairment loss on investment in joint venture	(21,519)	—	(21,519)	nm
nm = not meaningful, refer to explanation below
Share of net loss of joint venture increased by $4.6 million, or 176.2%, from $2.6 million for the year ended 31 December 2022, to $7.2 million for the year ended 31 December 2023. The increase in losses incurred by the Joint Venture was mainly due to higher depreciation and amortization expense for the year ended 31 December 2023. In 2023, the Group impaired their share of the joint venture, the impairment amounted to $21.5 million, based on discussions between Alvotech and CCHN to buy back Alvotech's interests in the joint venture. The Group estimates the recoverable amount using value in use where the recoverable amount is estimated as the future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal.
Finance income

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Finance income	4,823	2,549	2,274	89.2
Finance income increased by 2.3 million, or 89.2%, from $2.5 million for the year ended 31 December 2022, to $4.8 million for the year ended 31 December 2023. The increase in finance income is primarily driven by interest received on cash and cash equivalent held in our bank accounts.
Finance costs

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Finance costs	267,157	188,419	78,738	41.8
Finance costs increased by $78.7 million, or 41.8%, from $188.4 million for the year ended 31 December 2022, to $267.2 million for the year ended 31 December 2023.The increase in finance costs is primarily related to a $49.2 million increase in interest on debt and borrowings due to the additional financing obtained since 31 December 2022, including the annualized impact of prior year financing, and a $35.4 million increase in fair value of derivative liabilities mainly driven by the OACB Warrants, the Predecessors and OACB Earn Out shares and the Tranche A Conversion Feature, including the additional Tranche A Convertible Bonds secured in 2023. This is partially offset by $16.0 million in charges related to the closing of the Business Combination in 2022.
Exchange rate differences

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Exchange rate differences	(5,183)	10,566	(15,749)	(149.1)

Exchange rate differences decreased by $15.7 million from a gain of $10.6 million for the year ended 31 December 2022, to a loss of $5.2 million for the year ended 31 December 2023. The decrease was primarily driven by the movements in the exchange rate of foreign currencies, predominantly Icelandic krona and euros.
(Loss) / Gain on extinguishment of financial liabilities

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
(Loss) / Gain on extinguishment of financial liabilities	—	(27,311)	nm	nm
nm = not meaningful, refer to explanation below
Alvotech recognized a loss on extinguishment of financial liabilities of $27.3 million during the year ended December 31, 2022, primarily as a result of the following transactions:
•$40.9 million loss resulting from the amendment and upsizing of the Senior Bonds.
•$3.9 million loss resulting from the extinguishment of the lease on the Alvotech facility resulting from the Share Purchase Agreement for the Saemundur manufacturing facility.
•$17.8 million gain resulting from the settlement of related party loans with Aztiq and Alvogen, in which the parties agreed to settle outstanding loan amounts through the issuance of Ordinary Shares.
Income tax benefit

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Income tax benefit	99,318	38,067	61,251	160.9

The income tax benefit increased by $61.3 million for the year ended 31 December 2023, compared to the same period for 2022. This increase was mainly driven by $34.7 million deferred tax credit corresponding to an increase in operating losses and a favorable $26.7 million foreign currency translation of the deferred tax asset recognized on Icelandic tax loss carry-forwards denominated in Icelandic Krona, that the Company expects to fully utilize against future taxable profits.

Comparison of the Years Ended December 31, 2022, and 2021
The following table sets forth Alvotech’s results of operations for the years ended December 31:

USD in thousands	2022	2021
Product revenue	24,836	—
License and other revenue	58,193	36,772
Other income	1,988	2,912
Cost of product revenue	(64,095)	—
Research and development expenses	(180,622)	(191,006)
General and administrative expenses	(186,742)	(84,134)
Operating loss	(346,442)	(235,456)
Share of net loss of joint venture	(2,590)	(2,418)
Finance income	2,549	51,568
Finance costs	(188,419)	(117,361)
Exchange rate differences	10,566	2,681
(Loss) / Gain on extinguishment of financial liabilities	(27,311)	151,788
Non–operating (loss) profit	(205,205)	86,258
Loss before taxes	(551,647)	(149,198)
Income tax benefit	38,067	47,694
Loss for the year	(513,580)	(101,504)
Product revenue

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
Product revenue	24,836	—	24,836	nm
nm = not meaningful, refer to explanation below
The Company successfully launched the AVT02 product in Canada and select European countries resulting in $24.8 million of product revenue recognized during the year ended 31 December 2022.
License and other revenue

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
License and other revenue	58,193	36,772	21,421	58.2%
License and other revenue increased by $21.4 million, or 58.2%, from $36.8 million for the year ended 31 December 2021, to $58.2 million for the year ended 31 December 2022. The company recognized revenue of $44.5 million and $11.6 million resulting from license and milestone payments for AVT04 and AVT05, respectively, for the year ended 31 December 2022. During the year ended 31 December 2021, the Company recognized $20.8 million, $8.6 million, and $7.2 million from license and milestone payments for AVT06, AVT02, and AVT03, respectively.

Other income

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
Other income	1,988	2,912	(924)	31.7%
Other income decreased by $0.9 million, or 31.7%, from $2.9 million for the year ended 31 December 2021, to $2.0 million for the year ended 31 December 2022. The decrease in other income was driven by a decrease in income generated from services performed pursuant to Alvotech’s support service arrangements with Alvogen, a related party, during the year ended 31 December 2022, as compared to the year ended 31 December 2021.
Cost of product revenue

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
Cost of product revenue	64,095	—	64,095	nm
nm = not meaningful, refer to explanation below
The Company successfully launched AVT02 in select European countries and Canada during the year ended 31 December 2022. As a result, the Company commenced recognizing cost of product revenue in the same period. Cost of product revenue for the year ended 31 December 2022, was $64.1 million, which includes both variable and fixed manufacturing costs associated with commercial manufacturing. Cost of product revenue is disproportionate relative to product revenue due to the timing of new launches, resulting in higher costs than revenues recognized for the period. The Company expects this to normalize as it increases in scale and expands on new product launches. Ultimately, the increase in volumes will result in the absorption of fixed manufacturing costs. Prior to the recognition of cost of product revenues, these costs were reported as research and development expenses as pre-commercial manufacturing activities.
Research and development expenses

			Change
	Year Ended 31 December		2021 to 2022
USD in thousands	2022	2021	$	%
AVT02 development program expenses	9,986	26,610	(16,624)	62.5
AVT03 development program expenses	15,667	6,631	9,036	136.3
AVT04 development program expenses	23,879	35,770	(11,891)	33.2
AVT05 development program expenses	28,034	2,822	25,212	nm
AVT06 development program expenses	19,044	11,508	7,536	65.5
Salary and other employee expenses	52,962	71,588	(18,626)	26.0
Depreciation, amortization and impairment	6,740	21,764	(15,024)	69.0
Other research and development expenses (1)	24,310	13,766	10,544	76.6
Total research and development expenses	180,622	191,006	(10,384)	5.4%
nm = not meaningful, refer to explanation below
(1)Other research and development expenses include other project costs, facility costs and other operating expenses recognized as research and development expenses during the period.
Research and development expenses decreased by $10.4 million, or 5.4%, from $191.0 million for the year ended 31 December 2021, to $180.6 million for the year ended 31 December 2022. During the year ended 31 December 2022, the following resulted in an overall decrease to total research and development expenses:
•AVT02 development program expenses decreased by $16.6 million, or 62.5%, as a result of decreased R&D activities. The Company obtained marketing authorization for AVT02 in the EEA, the UK, Switzerland,

Canada, Australia and Saudi Arabia, resulting in the conclusion of pre-launch R&D studies and the recognition of cost of product revenue. As a result, the AVT02 development program expenses decreased during the year ended 31 December 2022. The Company expects these expenses to continue to decrease as the Company seeks to obtain marketing authorization in other jurisdictions, including the US.
•AVT04 development program expenses decreased by $11.9 million, or 33.2%. During the year ended 31 December 2022, the Company completed significant R&D activities related to AVT04. Subsequent to 31 December 2022, in January 2023, Alvotech announced that the FDA had accepted for review a BLA for AVT04 and in November that the FDA had accepted for review its resubmitted BLA for AVT04 with an expected goal date in April 2024. In February 2023, Alvotech announced that the EMA had accepted a Marketing Authorization Application for AVT04, which was approved in February 2024. As a result, the company recognized less R&D expense related to AVT04 as R&D studies entered late stages.
•Salary and other employee expenses decreased by $18.6 million, or 26.0%. This decrease is a result of costs being classified as manufacturing costs subsequent to the Company obtaining marketing authorization for AVT02. Previously, these costs were reported as pre-commercial manufacturing activities within research and development.
•Depreciation, amortization and impairment expenses decreased by $15.0 million, or 69.0%. This decrease is a result of costs being classified as manufacturing costs subsequent to the Company obtaining marketing authorization for AVT02. Previously, these costs were reported as pre-commercial manufacturing activities within research and development.
•The increases in development program expenses of $9.0 million, $25.2 million, and $7.5 million for AVT03, AVT05, and AVT06, respectively, are a result of these biosimilar candidates initiating the clinical phase of development. The Company expects to continue to incur R&D expense as they seek commercialization of these biosimilar candidates.
•Other research and development expenses increased by $10.5 million, or 76.6%. The increase is due to an increase in costs of $4.3 million and $4.2 million for AVT23 and AVT16, respectively.
General and administrative expenses

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
General and administrative expense	186,742	84,134	102,608	122.0
General and administrative expenses increased by $102.6 million, or 122.0%, from $84.1 million for the year ended 31 December 2021, to $186.7 million for the year ended 31 December 2022. The increase in general and administrative expenses was primarily attributable to the $83.4 million non-cash share listing expense and $10.4 million of additional transaction costs recognized as a result of the Business Combination. See Note 1.1 of the consolidated financial statements included elsewhere in this Form 20-F. The Company also recognized $5.8 million of general and administrative expenses for share-based payments, resulting from the granting of RSUs during the year ended 31 December 2022. Lastly, the company recognized $3.3 million in salary expense related to severance agreements, associated with a management reorganization, and had an increase of $13.6 million on other general administrative expenses related to IT and other third-party services. These increases were offset by $17.4 million less of long-term incentive plan expense recognized during the year ended 31 December 2022.
Share of net loss of joint venture

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
Share of net loss of joint venture	2,590	2,418	172	7.1
Share of net loss of joint venture increased by $0.2 million, or 7.1%, from $2.4 million for the year ended 31 December 2021, to $2.6 million for the year ended 31 December 2022. The increase in the share of net loss of joint venture was due to an increase in losses incurred by the Joint Venture during the year ended 31 December 2022, as compared to 31

December 2021. The increase in losses incurred by the Joint Venture was due to lower interest income combined with higher depreciation and amortization expense for the year ended 31 December 2022.
Finance income

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
Finance income	2,549	51,568	(49.0)	95.1
Finance income decreased by $49.0 million, or 95.1%, from $51.6 million for the year ended 31 December 2021, to $2.6 million for the year ended 31 December 2022. The decrease in finance income was primarily attributable to $48.7 million in income resulting from a favorable fair value remeasurement of derivative financial liabilities associated with the convertible shareholder loans during the year ended 31 December 2021. In connection with the Business Combination Agreement, on 7 December 2021, the Group’s shareholders entered into the BCA Framework Agreement resulting in the exercise of the conversion, warrant, and funding rights associated with the convertible shareholder loans.
Finance costs

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
Finance costs	188,419	117,361	71,058	60.5
Finance costs increased by $71.1 million, or 60.5%, from $117.4 million for the year ended 31 December 2021, to $188.4 million for the year ended 31 December 2022. The increase in finance costs is primarily related to a $94.2 million increase in finance costs resulting from the change in fair value of derivative liabilities. For the year ended 31 December 2022, the Company recognized finance costs for the following derivatives:
•$48.7 million in finance costs resulting from the increase in fair value of the Predecessor Earn Out Shares;
•$29.9 million in finance costs resulting from the increase in fair value of the Senior Bond Warrants;
•$13.2 million in finance costs resulting from the increase in fair value of the Tranche A Conversion Feature;
•$3.7 million in finance costs resulting from the decrease in fair value of the derivative asset relates to the Senior bond interest feature; and
•$1.4 million in finance costs resulting from the increase in fair value of the OACB Earn Out Shares.
Additionally, the company recognized $13.9 million in finance costs related to the consenting fee and remeasurement of the bonds as result of the terms being amended in association with the closing of the Business Combination with OACB. These increases in finance costs were offset by $35.0 million less of finance costs related to the interest on debt and borrowings. The company incurred less interest costs on borrowings due to the extinguishment of the convertible shareholder loans on 7 December 2021, resulting in less finance costs for the year ended 31 December 2022. During the year ended 31 December 2021, the Company recognized $30.7 million of finance costs related to interest on the convertible shareholders loans.
Exchange rate differences

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
Exchange rate differences	10,566	2,681	7,885	294.1
Exchange rate differences increased by $7.9 million, or 294.1%, from $2.7 million for the year ended 31 December 2021, to $10.6 million for the year ended 31 December 2022. The increase was primarily driven by a change in financial assets and liabilities denominated in Icelandic Krona and Euros, along with the weakening of the Icelandic Krona compared to the US dollar, during the year ended 31 December 2022.
(Loss) / Gain on extinguishment of financial liabilities

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
(Loss) / Gain on extinguishment of financial liabilities	(27,311)	151,788	nm	nm
nm = not meaningful, refer to explanation below
Alvotech recognized a loss on extinguishment of financial liabilities of $27.3 million during the year ended 31 December 2022, primarily as a result of the following transactions:
•$40.9 million loss resulting from the amendment and upsizing of the Senior Bonds;
•$3.9 million loss resulting from the extinguishment of the lease on the Alvotech facility resulting from the Share Purchase Agreement for the Saemundur manufacturing facility; and
•$17.8 million gain resulting from the settlement of related party loans with Aztiq and Alvogen, in which the parties agreed to settle outstanding loan amounts through the issuance of Ordinary Shares.
Alvotech recognized a gain on extinguishment of financial liabilities of $151.8 million during the year ended 31 December 2021, in connection with the substantial modification to the terms and conditions of the convertible bonds, as well as the exercise of the conversion, warrant and funding rights associated with the convertible shareholder loans.
Income tax benefit

			Change
USD in thousands	Year Ended 31 December		2021 to 2022
	2022	2021	$	%
Income tax benefit	38,067	47,694	(9,627)	20.2
Income taxes for the year ended 31 December 2022, resulted in an income tax benefit of $38.1 million compared to an income tax benefit of $47.7 million for the year ended 31 December 2021. This decrease in income tax benefit was mainly driven by a $10.1 million foreign currency impact due to the continued weakening of the Icelandic Krona against the US dollar, decreasing the US dollar value of tax loss carry-forwards that Alvotech expects to fully utilize against future taxable profits.
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
1.Income tax benefit;
2.Total net finance costs;
3.Depreciation and amortization of property, plant, and equipment, right-of-use assets and intangible assets;
4.Impairment and loss on sale of property, plant, and equipment and other intangible assets;
5.Charge related to contract termination;
6.Long-term incentive plan expense;
7.Share of net loss of joint venture;
8.Impairment loss on investment in joint venture;

9.Exchange rate differences;
10.Share listing expense;
11.Loss (Gain) on extinguishment of financial liabilities; and
12.Transaction costs.
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
The following table reconciles loss for the year to Adjusted EBITDA for the years ended 31 December 2023, 2022, and 2021, respectively:

USD in thousands	2023	2022	2021
Loss for the year	(551,731)	(513,580)	(101,504)
Income tax benefit	(99,318)	(38,067)	(47,694)
Total net finance costs	262,334	185,870	65,793
Depreciation and amortization	24,210	20,409	18,196
Impairment and loss on sale of property, plant and equipment	365	—	2,092
Impairment of intangible assets	1,779	2,755	3,993
Charge related to contract termination(5)	18,500	—	—
Incentive plan expense(1)	18,111	10,994	17,955
Share of net loss of joint venture	7,153	2,590	2,418
Impairment loss on investment in joint venture(2)	21,519	—	—
Exchange rate differences	5,183	(10,566)	(2,681)
Share listing expense(3)	—	83,411	—
Loss (Gain) on extinguishment of financial liabilities	—	27,311	(151,788)
Transactions costs(4)	918	23,695	12,503
Adjusted EBITDA	(290,977)	(205,178)	(180,717)
(1)Represents expense related to employee incentive plans, reported within cost of product revenue, research and development expenses and general and administrative expenses.
(2)Represents impairment loss on investment in joint venture due to uncertainties around the economic conditions in China. The Group estimated the recoverable amount using value in use where the recoverable amount is estimated as the future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal.
(3)Represents the share listing expense reported within general and administrative expenses, which was recorded in accordance with IFRS 2 as the excess of the fair value of Alvotech shares issued at the Closing Date over the fair value of OACB’s identifiable net assets acquired.
(4)Represents transaction costs incurred in 2021 and 2022 in connection with the Business Combination and the Icelandic Main Board listing, and, in 2023, with any remaining services reported within general and administrative expenses.
(5)Represents a charge in relation to the termination of the co-development agreement with Biosana for AVT23.

B.Liquidity and Capital Resources
As of 31 December 2023 and 2022, Alvotech had cash and cash equivalents, excluding restricted cash, of $11.2 million and $66.4 million, respectively. Since its inception, Alvotech has incurred operating losses, including net losses of $551.7 million and $513.6 million for the years ended 31 December 2023 and 2022, respectively, and had an accumulated deficit of $2,205.8 million and $1,654.1 million as of 31 December 2023 and 2022, respectively. The Company has financed its activities through successive capital increases, borrowings, and upfront and milestone payments under agreements with its commercial partners. During the year ended 31 December 2023, the Company used $312.2 million cash in operating activities and $46.3 million cash in investing activities, and its financing activities provided $301.3 million cash.

Sources of Liquidity
Alvotech began to generate revenue from product sales in the second quarter of 2022 in conjunction with the commercialization of AVT02 in Canada and select European countries. AVT02 has received regulatory approval in over 50 markets and has been launched in over 20 markets globally to date. Alvotech expects to launch AVT02 in the United States during the first half of 2024. The Company also has a second biosimilar, AVT04, which has been approved in Japan, Canada and the EEA and was launched in Canada in March 2024. Launches of AVT04 in Japan and Europe are expected in Q2 2024 and Q3 2024, respectively. Alvotech anticipates that the FDA’s review of its BLA for AVT04 will be completed by 16 April 2024.
In February and March 2022, Alvotech received $25.0 million from each of Alvogen and Aztiq pursuant to interest free loan advances provided by both significant shareholders, who agreed to settle these outstanding amounts in Ordinary Shares rather than cash in July 2022. The closing of the Business Combination and the PIPE Financing provided the Company with $131.9 million of net proceeds that was used to finance the continuing development and commercialization of its biosimilar product candidates. Additionally, during the year ended 31 December 2022, the Company received $110.0 million in cash proceeds from the loans issued by Alvogen (including the Alvogen Facility), successfully amended and upsized the outstanding Senior Bonds resulting in $57.9 million of net cash proceeds, along with net cash proceeds of $73.4 million from the issuance of the Tranche A and Tranche B 2022 Convertible Bonds and Facility Loans, of which $50.0 million was used to repay amounts drawn under the Alvogen Facility.
In January 2023, the Company issued an additional $10.0 million of Tranche B under the 2022 Convertible Bonds agreement. Holders of the Tranche B Convertible Bonds may elect, at their sole discretion, to convert all or part of the principal amount and accrued interest into Alvotech Ordinary Shares at a conversion price of $10.00 per share on 31 December 2023, 30 June 2024, or upon optional or mandatory redemption of the bonds.
In February 2023, Alvotech completed a private placement for gross proceeds of $137.0 million, and transaction costs of $4.1 million, of its Ordinary Shares at a purchase price of $11.57 per Ordinary Share.
On 6 February 2023, Alvotech announced that it had entered into an exclusive agreement with Advanz Pharma, for the commercialization of AVT23 in the European Economic Area, UK, Switzerland, Canada, Australia and New Zealand. On 24 May 2023, Alvotech announced that the two companies had extended their exclusive partnership agreement, adding the supply and commercialization of five biosimilar candidates in Europe. Alvotech will be responsible for development and commercial supply and Advanz Pharma will be responsible for registration and commercialization in Europe. The agreement includes candidate biosimilars to Simponi (golimumab) and Entyvio (vedolizumab) and also includes three additional early-stage, undisclosed biosimilar candidates. Under the terms of the current agreements with Advanz Pharma, Alvotech received upfront payments of $75.3 million and development milestone payments of $15.1 million up to 31 December 2023. Additionally, Alvotech is eligible to receive aggregate payments of up to an additional $351.0 million upon the achievement of certain, regulatory, commercial, manufacturing and sales milestones.
In July 2023, in conjunction with the Company's expansion of its existing partnership agreement with Teva, Teva also acquired Tranche B Convertible Bonds pursuant to the 2022 Convertible Bonds agreement, in principal amount of $40 million. The expanded agreement pertained to the exclusive commercialization in the U.S. by Teva of two new biosimilar candidates and line extensions of two current biosimilar candidates in the partnership. Additionally, Alvotech received upfront payments of $40.0 million and $37.5 million in development milestone payments up to 31 December 2023 and is eligible to receive aggregate payments of up to an additional $552.5 million upon the achievement of certain regulatory, commercial, manufacturing and sales milestones under the entire partnership with Teva.
Also in July 2023, the Company secured a private placement of the December 2022 Convertible Bonds denominated in Icelandic krona and US dollar for a principal amount of $100 million. As part of this private placement, ATP Holdings ehf., an affiliated of Aztiq, acquired Tranche A Convertible Bonds in principal amount of $30 million.

In February 2024, the Company announced the sale of 10,127,132 Ordinary Shares for an approximate value of $166 million, par value USD 0.01 per share, at a purchase price of $16.41 per Share, or ISK 2,250 per share at foreign exchange rates on February 23, 2024.
For the foreseeable future, Alvotech’s Board of Directors will maintain a capital structure that supports Alvotech’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing financial risks. Consequently, management and the Board of Directors believe that Alvotech will have sufficient funds, and access to sufficient funds, to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, although management continues to pursue these plans, there is no assurance that Alvotech will be successful in obtaining sufficient funding on terms acceptable to Alvotech management to fund continuing operations, if at all. Alvotech’s future capital requirements will depend on many factors, including the following:
•the progress, results, and costs of preclinical studies for any programs that Alvotech may develop;
•the costs, timing, and outcome of regulatory review of program candidates;
•Alvotech’s ability to establish and maintain collaborations, licensing, and other agreements with commercial partners on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the agreements that Alvotech has entered into or may enter into with third parties or related parties;
•the extent to which Alvotech is obligated to reimburse clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications and maintaining, defending and enforcing Alvotech’s intellectual property rights;
•the extent to which Alvotech acquires or invests in businesses, products, technologies, or other joint ventures;
•the costs of performing commercial-scale manufacturing in-house and, if needed, securing manufacturing arrangements for commercial production of its program candidates; and
•the costs of establishing or contracting for sales and marketing capabilities if Alvotech obtains regulatory approvals to market program candidates.
Cash Flows
Comparison of the Years Ended 31 December 2023 and 2022

			Change
	Year Ended 31 December		2022 to 2023
USD in thousands	2023	2022	$	%
Cash used in operating activities	($312,185)	($312,389)	204	(0.1)
Cash used in investing activities	(46,340)	(63,537)	17,197	(27.1)
Cash generated from financing activities	301,319	424,910	(123,591)	(29.1)
Operating activities
Net cash used in operating activities decreased by $0.2 million, or 0.1%, from $312.4 million for the year ended 31 December 2022, to $312.2 million for the year ended 31 December 2023. This was primarily driven by a $54.7 million increase in operating cash outflows before considering movements in working capital, $74.2 million increase in cash flows from movements in working capital, and $21.9 million in additional interest paid during 2023 compared to 2022.
The $54.7 million increase in operating cash flow before movements in working capital is mostly due to an increased loss of $38.2 million, $18.5 million allowance for receivables, $21.5 million impairment loss on investment in joint venture and $78.7 million increase in finance costs. This was offset by $61.3 million change in income tax benefit and $83.4 million change in share-listing expense in non-cash expenses. The $74.2 million increase in cash flows from movements in working capital is du to a $21.1 million decrease in cash outflow to inventories, $16.4 million increase in cash inflow from other assets, $31.5 million increase in cash inflow from trade and other payables and other liabilities and a $16.0 million increase in contract liabilities partially offset by a $8.2 million increase in contract assets. Other major change in net cash used in the operating cash flow are due to an increase in paid interests of $21.9 million.

Investing activities
Net cash used in investing activities decreased by $17.2 million, or 27.1%, from $63.5 million for the year ended 31 December 2022, to $46.3 million for the year ended 31 December 2023. The decrease in investing activities was driven by a $4.6 million decrease in cash outflow for the acquisition of property, plant and equipment. Additionally, the Group had a $14.9 million cash outflow in 2022 resulting from the amended bond agreement, whereby Alvotech is required to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account per the terms of their debt agreements. These decreases were partially offset by a $2.1 million increase in cash outflows related to the acquisition of intangible assets as the Group acquired intellectual property rights of AVT23 from Kashiv and continued investing in its SAP project during the year ended December 31, 2023.
Financing activities
Net cash generated from financing activities decreased by $123.6 million, or 29.1%, from $424.9 million for the year ended 31 December 2022, to $301.3 million for the year ended 31 December 2023. In 2023 the Company received $269.8 million in proceeds from new borrowings, thereof $26.9 million from related parties. Additionally, the Group received net $132.7 million from the private placement closed during Q1 2023 and $6.4 million in proceeds from warrants. Repayments of borrowings amounted to $99.4 million and repayments of leases amount to $8.3 million compared to $34.7 million and $11.1 million repayments in 2022, respectively.

Material Cash Requirements for Known Contractual Obligations and Commitments
The following is a description of commitments for known and reasonably likely cash requirements as of 31 December 2023.
Borrowings
Alvotech’s debt consists of interest-bearing borrowings from both financial institutions and related parties. The amount of the outstanding borrowings as of 31 December 2023, was $960.2 million, including payment-in-kind interest. The timing of future payments on the outstanding borrowing amounts, by year, as well as additional information regarding Alvotech’s borrowings and rights conveyed to the lenders, can be found in Note 21 of the audited consolidated financial statements, included elsewhere in this Form 20-F.
Senior Bonds
As of 31 December 2023, the carrying amount of the Senior Bonds was $549.4 million. The Senior Bonds mature in June 2025 and the Group has the option, at any time, to prepay all or any part of the outstanding bonds in exchange for the payment of the redemption premium pursuant to the terms of the agreement.
2022 Convertible Bonds
As of 31 December 2023, the Tranche A and Tranche B Convertible Bonds was $107.1 million and $48.8 million, respectively. Holders of both the Tranche A and Tranche B of the 2022 Convertible Bonds, may elect, at their sole discretion, to convert all or part of the principal amount and accrued interest into Alvotech Ordinary Shares at a conversion price of $10.00 per share on 31 December 2023, 30 June 2024, or upon optional or mandatory redemption of the bonds.
Aztiq Convertible Bond
As of 31 December 2023, the carrying amount of the Aztiq Convertible Bond was $80.7 million. The maturity date of the convertible bond is the later of the (i) 16 November 2025, or (ii) 91 days after the earlier of the full redemption or the final maturity date of the Senior Bonds. Bondholders have the right to convert their outstanding bonds into ordinary shares of Alvotech on 31 December 2023, 30 June 2024, or upon optional or mandatory redemption, for a conversion price of $10.00 per share.
Alvogen Facility
As of 31 December 2023, the carrying amount of the Facility Loans is $48.5 million. Accrued interest on the Facility Loans as of 31 December 2023 is $0.3 million. The first loan includes annuity payments that are due monthly with a final maturity in December 2029 and a variable interest rate of USD Secured Overnight Funding Rate ("SOFR") plus a margin of 4.75%. The second loan is a bullet loan with a final maturity in December 2027 and a variable interest rate of USD SOFR plus a margin of 3.75%
Other borrowings
On 22 February 2022, the Group entered into a credit facility agreement with Landsbankinn hf. with the ability to draw down an amount up to $8 million. The credit facility is in place to help finance equipment purchases in the future. Per the terms of the credit facility, any borrowings are required to be paid by 1 August 2024 and have a variable interest rate of USD SOFR plus a margin of 4.95%. As of 31 December 2023, the outstanding balance on the credit facility was $7.8 million.
On 22 February 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $3.2 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in March 2029. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2023, the outstanding balance on the loan was $2.5 million.
On 5 August 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $1.8 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in August 2029. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2023, the outstanding balance on the loan was $1.6 million.
On 4 August 2023, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $11.5 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in August 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2023, the outstanding balance on the loan was $11.0 million.
On 14 December 2023, the Group entered into a qualified receivable financing agreement with Landsbankinn hf. for a principal amount of $25.0 million. The qualified receivable financing arrangement has a variable interest rate of USD SOFR plus a margin of 3.50% and a maturity of April 2024. As of 31 December 2023, the outstanding balance on the loan was $25.0 million.
Leases
Alvotech’s future undiscounted payments pursuant to lease agreements totaled $155.4 million as of 31 December 2023, compared to $48.4 million as of 31 December 2022. The timing of these future payments can be found in Note 13 of the audited consolidated financial statements included elsewhere in this Form 20-F.
Other long-term liability to a related party
Alvotech acquired certain rights for the commercialization of its biosimilar Adalimumab product in certain territories in Asia from Lotus Pharmaceutical Co. Ltd., a related party, during the year ended 31 December 2020. Pursuant to the terms of the asset acquisition, Alvotech is required to pay $7.4 million upon the commercial launch of Adalimumab in China which became due on 31 December 2023.
Purchase obligations
For the years ended 31 December 2023, 2022, and 2021, Alvotech did not have any purchase obligations.
While Alvotech does not have legally enforceable commitments with respect to capital expenditures, Alvotech expects to continue to make substantial investments in preparation for commercial launch of its biosimilar product candidates.
Operating Capital Requirements
As of 31 December 2023, the Company had cash and cash equivalents, excluding restricted cash, of $11.2 million. In February 2024, Alvotech accepted an offer for the sale of 10,127,132 Ordinary Shares for gross proceeds of approximately $166 million.
However, even with the aforementioned cash as of 31 December 2023 and the proceeds from the February 2024 private placement, Alvotech’s management has determined that there is a material uncertainty that may cast significant doubt about its ability to continue as a going concern as described in Note 1.4 of the audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
Alvotech’s future funding requirements will depend on many factors as detailed elsewhere in this Annual Report. See the risk factor entitled “We may need to raise substantial additional funding from shareholders or third parties. This additional funding may not be available on acceptable terms or at all. Failure to obtain such necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.” in Item 3.D.
C.Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given in the “Item 4.B. Information on the Company—Business Overview” and “Item 5 Operating and Financial Review and Prospects” sections of this Annual Report on Form 20-F above.
D.Trend Information
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
E.Critical Accounting Estimates
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
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. Alvotech’s significant accounting policies are described in more detail in Note 2 of the audited consolidated financial statements as of 31 December 2023, and for the three years ended 31 December 2023, included elsewhere in this Annual Report on Form 20-F.
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
Valuation of deferred tax assets
Alvotech recognizes deferred tax assets for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profits will be available against the deductible temporary differences that can be utilized after consideration of all available positive and negative evidence. Estimation of the level of future taxable profits and the application of relevant jurisdictional tax legislation regarding loss expiry rules, non-deductible expenses, and other guidance are required in order to determine the appropriate carrying value of deferred tax assets.
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
Determination of recoverable amounts of investments in joint venture
After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. The Group determined that, considering the uncertainties around the economic conditions in China, there were indicators of potential impairment. The Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value. The Group estimated the recoverable amount based on estimated future cash flows from the ultimate disposal of the investment.
Item 6.    Directors, Senior Management and Employees
A.Directors and senior management.
The following table sets forth the executive officers and directors of Alvotech. Unless otherwise noted, the business address of each of the directors and executive officers of Alvotech is 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

Name	Age	Title
Executive Officers
Robert Wessman	54	Chief Executive Officer and Executive Chairman of the Board of Directors
Tanya Zharov	57	General Counsel
Joseph E. McClellan	50	Chief Scientific Officer
Faysal Kalmoua	48	Chief Operating Officer
Joel Morales	46	Chief Financial Officer
Directors
Richard Davies	62	Director and Deputy Chairman
Tomas Ekman	56	Director
Faysal Kalmoua	48	Director
Ann Merchant	59	Director
Arni Hardarson	57	Director
Lisa Graver	53	Director
Linda McGoldrick	68	Director

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
Faysal Kalmoua has served as Chief Operating Officer since September 2023 and as one of Alvotech’s directors since June 2020. Mr. Kalmoua has also served as a partner of the Aztiq group since June 2022. Between April 2020 and June 2022, Mr. Kalmoua served as Executive Vice President of Portfolio, Business Development and Research and Development for Alvogen Iceland ehf. and Alvogen, Inc. Between November 2015 and March 2020, Mr. Kalmoua served as Executive Vice President of Portfolio for Alvogen, Inc. Prior to joining Alvogen, Mr. Kalmoua served in various management positions for Synthon for nearly 16 years. Mr. Kalmoua holds a Master’s degree in Chemistry from the Radboud University Nijmegen and an executive MBA from Insead.
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
Linda McGoldrick has served as one of Alvotech’s directors since June 2022. In 1985, Dr. McGoldrick founded, and currently serves as Chairman and Chief Executive Officer of, Financial Health Associates International, a strategic consulting company specializing in healthcare and life sciences. Since January 2020, she has served as the Chief Executive

Officer for 2Enable Health LLC. Prior to joining 2Enable Health LLC, Dr. McGoldrick served as interim CEO at Zillion between June 2019 and December 2019. Over her professional career, Dr. McGoldrick has served in a number of leadership roles, including Senior Vice President and National Development Director for the Healthcare and Life Sciences Industry Practices at Marsh-MMC Companies, International Operations and Marketing Director of Veos plc, and Managing Director Europe for Kaiser Permanente International. In 2018, Dr. McGoldrick was appointed by the Governor of Massachusetts to serve on the state’s Health Information Technology Commission. Dr. McGoldrick has served as a director of numerous publicly traded and private held companies and non-profit organizations in the U.S., UK and Europe, including as director for Compass Pathways since September 2020. In 2012, Dr. McGoldrick was named as one of the Top 100 Corporate Directors of Fortune 100 Companies by the Financial Times. Dr. McGoldrick holds a Master’s Degree in Healthcare from the University of Pennsylvania and an MBA from Wharton. We believe Dr. McGoldrick is qualified to serve on Alvotech’s board of directors because of her extensive expertise in financial matters and the healthcare and life sciences industry.
Diversity of the Board of Directors
The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.
Board Diversity Matrix (As of December 31, 2023)

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

B.Compensation
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

The following table sets forth information regarding compensation earned by Robert Wessman, our Chief Executive Officer and our other members of the leadership team during the years ended 31 December 2023.

	2023
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Robert Wessman CEO	1,491	26	—	—
Other Members of the Leadership Team	5,020	346	52	9,456
	6,511	372	52	9,456

The following table sets forth information regarding compensation earned by Mark Levick, our former Chief Executive Officer until December 31, 2022, and our other executive officers during the years ended 31 December 2022.

	2022
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Mark Levick CEO	892	162	1,157	—
Other Members of the Leadership Team	5,400	446	820	5,015
	6,292	608	1,977	5,015

Compensation of Directors
At the Annual General Meeting of Alvotech on 6 June 2023 – the shareholders approved the compensation for the board of directors which applies to the independent directors, additionally the shareholders approve a remuneration policy under Lux law.
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

The following tables sets forth information regarding compensation earned by each of our directors during the years ended 31 December 2023 and 2022:

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2023
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	156	—	104	1,143,713
Ann Merchant, Board Member	113	—	104	10,582
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Linda McGoldrick, Board Member	81	—	104	10,582
Lisa Graver, Board Member	71	—	104	10,582
Tomas Ekman, Board Member*	—	—	—	—
	421	—	416	1,175,459
*Waived their board compensation (both cash and equity)
**Direct share ownership

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2022
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board	740	—	—	—
Richard Davies, Vice-Chairman	68	—	—	1,133,131
Ann Merchant, Board Member (from 16.6.2022)	43	—	—	—
Árni Harðarson, Board Member (from 16.6.2022)*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Linda McGoldrick, Board Member (from 16.6.2022)	38	—	—	—
Lisa Graver, Board Member (from 16.6.2022)	38	—	—	—
Tomas Ekman, Board Member*	—	—	—	—
Hirofumi Imai, Board member (until 16.6.2022)	—	—	—	—
	927	—	—	1,133,131
*Waived their board compensation (both cash and equity)
**Direct share ownership
Company Management Incentive Plan
On 13 June 2022, our chairman adopted, and our shareholders approved, a new 2022 equity incentive plan, the Management Incentive Plan (the “2022 Plan”).
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
On 1 December 2022, our Remuneration Committee authorized the grant of restricted stock units (“RSUs”) to certain employees, executive officers and directors under the 2022 Plan. Subject to certain vesting and other terms and conditions, the RSUs may be settled in Ordinary Shares.

The Annual General Meeting of the shareholders approved the Remuneration Policy and the Remuneration of the Alvotech board.
During the year 2023, our Remuneration Committee authorized the grant of a total of 820,602 RSUs to certain employees and executive officers under the 2022 Plan
If all RSUs vest and are exchanged for Ordinary Shares, the combined grants may result in an aggregate of 6,891,717 Ordinary Shares.
Management Share Appreciation Rights Agreements
As part of its long-term incentive program, Alvotech hf. had entered into “phantom share agreements,” which were defined as Share Appreciation Rights (“SARs”) for financial purposes, with certain members of management. The vesting conditions of the SARs under the phantom share agreements were linked to certain milestones in our operations and the payment amounts were determined by the increase in our market value from the grant date of the SARs until the triggering event occurred. The SARs did not give the beneficiaries dividend rights, voting rights or the right to purchase shares of Alvotech but required Alvotech to pay the beneficiaries a cash payment associated with the occurrence of certain designated triggering events. In conjunction with the Business Combination, Alvotech terminated deferred compensation arrangements by entering into settlement agreements with the three former employees and one current employee that had outstanding rights under the phantom share agreements of $38.1 million as of the Closing. Alvotech further agreed with the two other former employees to settle each of their respective claims of $17.5 million, as may be reduced by any applicable tax withholdings, through the allocation of a number of Ordinary Shares by dividing their respective claims by a per share price of $10.00, rounded to the nearest whole share. The shares were allocated to them on 16 June 2023, one year and one day following the Closing which was settled in cash on 16 June 2023.
C.Board Practices
Composition of Our Board of Directors
Our board of directors is currently composed of eight members. In accordance with our articles of association, the board of directors is not divided into classes of directors. Each director was appointed at the closing of the Business Combination on 15 June 2022, to serve as director until the end of the general meeting of shareholders called to approve our annual accounts for the 2024 financial year.
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
Audit and Risk Committee
The members of our audit and risk committee are Dr. McGoldrick (Chair), Ms. Merchant and Mr. Davies. Each member of our audit and risk committee qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit and risk committee membership. In addition, all audit and risk committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit and risk committee members qualifies as an “audit and risk committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The audit and risk committee is responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•reviewing, with our independent registered public accounting firm, the scope and results of their audit;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;
•overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•reviewing our policies on risk assessment and risk management;
•reviewing related party transactions; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Compensation Committee
The members of our compensation committee are Mr. Davies (Chair), Mr. Hardarson and Mr. Ekman. Mr. Davies qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The compensation committee is responsible for, among other things:
•reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our chief executive officer;
•overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
•reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;
•reviewing and approving all employment agreement and severance arrangements for our executive officers;
•making recommendations to our shareholders regarding the compensation of our directors; and
•retaining and overseeing any compensation consultants.

Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Mr. Davies (Chair), Ms. Merchant and Dr. McGoldrick. The nominating committee is responsible for, among other things:
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•overseeing succession planning for our Chief Executive Officer and other executive officers;
•periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;
•overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and
•developing and recommending to our board of directors a set of corporate governance guidelines.
Corporate Sustainability Committee
The members of our Corporate Sustainability Committee are Ms. Merchant (Chair), Mr. Hardarson and Mr. Wessman. The ESG committee is responsible for, among other things:
•reviewing, monitoring and setting strategy in the area of corporate responsibility;
•overseeing our activities in the area of corporate responsibility that may have an impact on the Company’s reputation and operations;
•periodically assess our compliance obligations;
•monitor and review matters of health and safety and report findings to the broader board; and
•review and evaluate environmental, social and political issues and trends and their relevance to our business and make recommendations to the board regarding those trends and issues.
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
D.Employees
As of 31 December 2023, we had 1,026 employees, including 27 contractors, 87% of whom were devoted to R&D, quality and technical operations, and 13% to administration and support roles.

Many of our Iceland-based employees are members of Icelandic labor unions and as such the bargaining agreements which these unions enter into with the Icelandic Confederation of Employers, of which Alvotech hf. is a member. We have not experienced any work stoppages and consider our relationship with our employees and the labor unions to be good.

	At 31 December
Function:	2023	2022	2021
Manufacturing	575	512	360
Administrative	131	129	104
Research and development	320	306	268
Total	1,026	947	732
Geography:
Iceland	839	745	557
European Union	74	79	94
United States	14	28	23
Elsewhere	99	95	58
Total	1,026	947	732
E.Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 7.A Major Shareholders” and “Item 6.B Compensation” for a discussion of the 2023 Plan.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of 15 February 2024 by:
•each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
•each of our directors and executive officers; and
•all our directors and executive officers as a group.
Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of 15 February 2024 through the exercise of any option, warrant or any other right.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

We have based percentage ownership on 266,821,844 Ordinary Shares outstanding as of 15 February 2024.

Name and Address of Beneficial Owners	Number of Shares	%
Directors and Executive Officers(1)
Robert Wessman	—	—
Richard Davies(2)	1,153,634	*
Tomas Ekman	—	—
Ann Merchant(3)	20,503	—
Arni Hardarson	—	—
Lisa Graver(4)	20,503	*
Linda McGoldrick(5)	20,503	*
Faysal Kalmoua(6)	39,683	—
Tanya Zharov(7)	104,166	—
Joseph E. McClellan(8)	277,778	—
Joel Morales(9)	208,332	—
All Directors and Executive Officers as a group (11 persons)	1,845,102	*
Five Percent Holders Post-Business Combination
Alvogen Lux Holdings S.à r.l.(10)	90,005,334	33.73%
Aztiq Pharma Partners S.à r.l.(4)	101,165,374	37.91%
___________
*Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
(1)Unless otherwise noted, the business address of each of the directors and executive officers is 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.
(2)Consists of 97,880 unvested Earn Out Shares and 9,921 vested RSUs held by Richard Davis.
(3)Consists of 9,921 vested RUSs held by Ann Merchant.
(4)Consists of 9,921 vested RSUs held by Lisa Graver.
(5)Consists of 9,921 vested RSUs held by Linda McGoldrick.
(6)Consists of 39,683 vested RSUs held by Faysal Kalmoua.
(7)Consists of 104,166 vested RSUs held by Tanya Zharov.
(8)Consists of 277,778 vested RSUs held by Joseph McClellan.
(9)Consists of 208,332 vested RSUs held by Joel Morales.
(10)Represents shares held by Alvogen Lux Holdings S.à r.l. (“Alvogen”). Through intermediary holding entities, Alvogen is a wholly-owned subsidiary of Celtic Holdings SCA (“Celtic Holdings”). Investment and voting decisions with respect to the shares held by Alvogen are made by the directors of Celtic Holdings. Carmen Andre, Tomas Ekman, Arni Hardarson, Park Jung Ryun, Christoffer Sjøqvist and Robert Wessman are the directors of Celtic Holdings and may be deemed to have shared voting and dispositive power with respect to the shares held by Alvogen. Carmen Andre, Tomas Ekman, Arni Hardarson, Park Jung Ryun, Christoffer Sjøqvist and Robert Wessman each disclaim any beneficial ownership of any such shares, except to the extent of their pecuniary interest therein, if any. The address of Alvogen is 5, rue Heienhaff, L-1736 Senningerberg, Luxembourg, Grand-Duchy of Luxembourg and the address of Celtic Holdings is 20, avenue Monterey, L-2163 Luxembourg, Grand-Duchy of Luxembourg.
(11)Represents shares held by Aztiq Pharma Partners S.à r.l. (“APP”). APP is a wholly-owned subsidiary of Aztiq Fund I SCSp (“Aztiq Fund”). Investment and voting decisions at Aztiq Fund are made by its general partner, Floki GP S.à r.l. (“Aztiq GP”). Investment and voting decisions with respect to the shares held by APP are made by the members of the board of managers of Aztiq GP. Arni Hardarson, Johann Johannsson, Danny Major, Marc Levebvre and Robert Wessman are members of the board of managers of Aztiq GP and may be deemed to have shared voting and dispositive power with respect to the shares held by APP in Alvotech. Arni Hardarson, Johann Johannsson, Danny Major, Marc Levebvre and Robert Wessman each disclaim any beneficial ownership of any such shares, except to the extent of their pecuniary interest therein, if any. The address of APP is 5, rue Heienhaff, L-1736 Senningerberg, Grand-Duchy of Luxembourg and the address of Aztiq Fund and Aztiq GP is at 4 rue Robert Stumper, L-2557 Luxembourg, Grand-Duchy of Luxembourg.

Voting Rights
The voting rights of the principal shareholders do not differ from the voting rights of other shareholders.
Shareholders in the United States
As of 31 January 2024, to the best of our knowledge 67,081,130 of our outstanding ordinary shares were held by eight shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B.Related Party Transactions
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

Lease agreements with related parties

Lease agreement with Fasteignafelagid Eyjolfur hf.

The Group entered into a lease agreement with Fasteignafelagid Eyjolfur hf. in April 2023 for a new facility in Iceland with remaining lease terms of approximately 15 years as of 31 December 2023. The building is 140,000 square feet and is currently in construction. The expansion is close to being finalized and is expected to be completed in 2024. Lease liabilities as of 31 December 2023 amount to $69.7 million.

Lease agreement with Flóki Fasteignir ehf. (HRJÁF ehf.)

The Group entered into seven separate lease agreements with Flóki Fasteignir ehf. (HRJAF ehf.) in 2023 for a group of apartment buildings in Iceland used for temporary housing of employees and third-party contractors. The remaining lease terms leases approximate 8 years, on average, as of 31 December 2023. Lease liabilities as of 31 December 2023 for the new leases amount to $2.6 million.

Lease agreement with Alvogen UK Ltd.

The Group entered into office sublease sharing agreement with Alvogen UK Ltd. in August 2023. The agreement was effective from 1 January 2023 and shall terminate upon the expiration or termination of the lease. The office is approximately 5,500 square feet and the group leases 30% of the premises, containing approximately 1,645 square feet of space. Lease liabilities as of 31 December 2023 amount to $0.6 million.

Lease agreement with Flóki-Art ehf.

The Group entered into an art lease agreement with Flóki-Art ehf. in January 2023, as a result of the Share Purchase Agreement pursuant to which the Group rent pieces of art located in Sæmundargata 15-19, Reykjavik. The remaining lease term for the leased asset is 15 years as of 31 December 2023. Lease liabilities as of 31 December amount to $0.4 million.
Shareholder Loans and Financing
Aztiq Tranche A Convertible Bond
On 31 July 2023, as part of a private placement of subordinated convertible bonds for a principal amount of $100 million, ATP Holdings ehf., an affiliate of Aztiq, acquired Tranche A convertible bonds in an aggregate principal amount equal to $30.0 million (excluding any amount resulting from capitalization of PIK interest accrued) pursuant to the terms thereof) (the “Aztiq Tranche A Convertible Bond”). These Tranche A convertible bonds are ISK denominated and carries an annual payment-in-kind interest rate of 15% per year. The maturity date of the convertible bonds is the later of the (i) 20 December 2025 or (ii) 91 days after the earlier of the full redemption or the final maturity date of the Senior Bonds. Holders of both the Tranche A convertible bonds, may elect, at their sole discretion, to convert all or part of the principal amount and accrued interest into Alvotech Ordinary Shares at a conversion price of $10.00 per share on 31 December 2023, or 30 June 2024, or upon optional or mandatory redemption of the bonds.
As of 31 December 2023, the outstanding carrying amount on the Aztiq Tranche A Convertible Bond was $15.9 million.

C.Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information.
A.Consolidated Statements and Other Financial Information
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
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. See also “Item 3. Key Information—D. Risk factors—Legal proceedings that carry risk may occur from time to time, and their outcome may be uncertain” and “Item 3. Key Information—D. Risk factors—Our Canadian partner, JAMP, is involved in legal proceedings adverse to AbbVie that may have an impact on our AVT02 product in Canada.” We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
B.Significant Changes
Please see Note 30. Subsequent Events, included in the audited consolidated financial statements starting at page F-1 included elsewhere in this Form 20-F. Other than the events included in this note, no significant changes have occurred.
Item 9.     The Offer and Listing.
A.Offer and Listing Details
Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC under the symbols ALVO and ALVOW, respectively. Ordinary Shares are also listed on the Nasdaq Iceland Main Market under the ticker symbol “ALVO” since 8 December 2022, and, prior to that, on the Nasdaq First North Growth Market since 23 June 2022 until their admission to trading to the Nasdaq Iceland Main Market. Prior to 15 June 2022, there was no public trading market for Alvotech’s Ordinary Shares or Warrants.
B.Plan of Distribution
Not applicable.
C.Markets
Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC under the symbol “ALVO” and “ALVOW”, respectively, since 16 June 2022. Ordinary Shares are also listed on the Nasdaq Iceland Main Market under the ticker symbol “ALVO” since 8 December 2022 and, prior to that, on the Nasdaq First North Growth Market since 23 June 2022 until their admission to trading to the Nasdaq Iceland Main Market.
D.Selling Shareholders
Not applicable.

E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.     Additional Information.
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
A copy of our Amended and Restated Articles of Association have been previously filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on 6 June, 2023, and is incorporated by reference into this Annual Report.
The information set forth in Exhibit 2.11 is incorporated herein by reference. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by our Articles.
C.Material Contracts
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

Amendment to the Senior Bonds
On 14 December 2018, Alvotech Holdings issued $300.0 million in convertible bonds. The offering included $125.0 million of Tranche A bonds (the “Tranche A Senior Bonds”) that included a guarantee from Alvogen Lux Holdings S.à r.l. (“Alvogen”) and a 10% bonus if the bondholders converted at the time of an initial public offering (“IPO”). In addition, $175.0 million of Tranche B bonds (the “Tranche B Senior Bonds” and, together with the Tranche A Senior Bonds, the “Existing Senior Bonds”, which includes, for the avoidance of doubt, the additional bonds issued in June 2021 as further described below) were issued that did not have a guarantee but included a 25% bonus if the bondholders elected to convert at the time of an Initial Public Offering (the "IPO"). The bonds offered a 15% payment-in-kind interest rate and a put option to sell the bonds back to Alvotech if an IPO had not occurred within three years from the original date of issuance.
On 24 June 2021, holders of the Existing Senior Bonds converted $100.7 million of principal and accrued interest and $4.8 million of additional premium offered by Alvotech Holdings to the bondholders into 455,687 Class A ordinary shares of Alvotech Holdings. Following the conversion, certain bondholders elected to redeem their remaining Existing Senior Bonds for cash, resulting in the payment of $54.1 million in outstanding principal and accrued interest plus an additional $6.1 million of premium that the bondholders elected to be paid in cash. The remaining unconverted and unredeemed Existing Senior Bonds were rolled over into new bonds with an extended maturity of June 2025 and the elimination of conversion rights, among other amendments to the terms and conditions. Such Existing Senior Bonds, including an additional premium of $2.6 million and an extension premium of $8.1 million offered to the bondholders in the form of additional bonds, totaled $280.9 million. Alvotech Holdings also issued an additional $113.8 million of Existing Senior Bonds to one previous bondholder and one new bondholder.
In January and June of 2022, Alvotech Holdings amended the terms of the outstanding bonds. The amendments resulted in the interest rate on the bonds ranging from 7.5% to 10.0%, depending on the amount of aggregate net proceeds following the closing of the business combination by and among Oaktree Acquisition Corp. II, Alvotech Holdings and Alvotech (the “Business Combination”). Additionally, Alvotech made a payment of a $5.0 million consent fee to the bondholders who did not vote against the Business Combination Agreement dated as of 7 December 2021, as amended, by and among OACB, Alvotech Holdings and Alvotech. The payment was made in July 2022. The amendment also included a requirement for Alvotech to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account. As a result of the closing of the Business Combination, there was a change in cash flows on the bonds related to the increase in interest rate from 7.5% to 10.0%. Alvotech remeasured the carrying value in accordance with IFRS 9 to the present value of the revised cash flows and recognized a $6.5 million loss on the remeasurement of the Existing Senior Bonds.
On 16 November 2022, Alvotech and the bondholders amended and restated certain terms and conditions of the Existing Senior Bonds and issued new senior bonds in an aggregate principal amount equal to $70.0 million (the “New Senior Bonds” and, together with the Existing Senior Bonds, the “Senior Bonds”). The New Senior Bonds were issued subject to the terms of the Existing Senior Bonds, as amended and restated.
The coupon rate applicable to the Senior Bonds is 12.00% per annum, that, subject to certain step down provisions, may be lowered to 11.375% (if Alvotech raises more than $75.0 million but less than $150.0 million in net proceeds from the issuance of new equity) or 10.75% (if Alvotech raises more than $150.0 million in net proceeds from the issuance of new equity). Alvotech shall use commercially reasonable endeavors to procure that the aggregate amount of the net proceeds of all new equity is (i) not less than $75.0 million by 15 December 2022, and (ii) not less than $150.0 million by 31 March 2023, inclusive of any net proceeds raised in (i). This step down provision is subject to certain further conditions, including the FDA approval of a biologics license application for AVT02 on or before 31 March 2023.
For interest accrued until (and including) 15 December 2023, Alvotech has the option to elect that interest accrued in excess of 8.50% per annum be capitalized and added to the outstanding principal amount of the Senior Bonds then outstanding. Interest accrued as of (and including) 16 December 2023 will be payable in cash in arrears on each coupon payment date.
In addition, Alvotech is required to (i) grant the bondholders penny warrants representing 1.5% of its fully diluted ordinary share capital outstanding as at 15 December 2022 if the aggregate amount of the net proceeds of all new equity issuances from November 16, 2022 through 15 December 2022 is less than $75.0 million; and (ii) grant the bondholders penny warrants representing 1.00% of its fully diluted ordinary share capital outstanding as at 31 March 2023 if the aggregate amount of the net proceeds of all new equity issuances from 16 November 2022 through 31 March 2023 (inclusive of any net proceeds raised in (i)) is less than $15.0 million. Each warrant will entitle the bondholders, upon exercise, to receive from Alvotech one fully paid and non-assessable ordinary share of Alvotech, at the exercise price of one cent ($0.01) per share. Since Alvotech had not raised $75.0 million by 15 December 2022, Alvotech issued 4,198,807 warrants to the bondholders on 31 December 2022. Each new warrant entitles the bondholders, upon exercise, to receive from Alvotech one fully paid and non-assessable Ordinary Share, at the exercise price of one cent ($0.01) per share. Pursuant to the terms of the warrant, Alvotech is required to register Ordinary Shares underlying the warrants for resale on or before 15 July 2023. Following the issuance of the 2022 Convertible Bonds and the closing of the private placement of Ordinary Shares for gross proceeds of $137.0 million on 10 February 2023, we are not obligated to issue the additional 1.00% warrants to the bondholders.
The bondholders will be entitled to appoint one observer to receive all information provided to, and attend meetings of, Alvotech’s board of directors (and any committees or groups thereunder).

2022 Convertible Bonds
On December 20, 2022, the Company issued two tranches of convertible bonds, Tranche A is ISK denominated with a principal balance of $59.1 million, of which $3.5 million in cash proceeds were received subsequent to December 31, 2022, and carries an annual payment-in-kind interest rate of 15% per year, while tranche B is USD denominated with a principal balance of $0.6 million and carries an annual payment-in-kind interest rate of 12.5% per year. The maturity date of the convertible bonds is the later of the (i) 20 December 2025 or (ii) 91 days after the earlier of the full redemption or the final maturity date of the Senior Bonds. Holders of both the Tranche A and Tranche B convertible bonds, may elect, at their sole discretion, to convert all or part of the principal amount and accrued interest into Alvotech Ordinary Shares at a conversion price of $10.00 per share on December 31, 2023, June 30, 2024. or when the bond has been called or put up for redemption, including on the maturity date
On 25 January 2023, the Company issued an additional $10.0 million of Tranche B Convertible Bonds.
On 24 July 2023, Alvotech announced that Teva and Alvotech have agreed to expand their existing strategic partnership agreement. As part of the agreement, Teva acquired Tranche B Convertible Bonds in principal amount of $40 million.
On 31 July 2023, Alvotech completed a private placement of Tranche A Convertible Bonds for a total principal amount of $100 million, or approximately ISK 13 billion at current exchange rates. As part of this private placement, ATP Holdings ehf., which is affiliated with Aztiq, acquired Tranche A Convertible Bonds in principal amount of $30 million.

D.Exchange Controls
There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Grand Duchy of Luxembourg.
E.Taxation
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
Luxembourg Non-Residents
Non-resident holders of Ordinary Shares or Warrants, who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom Ordinary Shares or Warrants are attributable, are not liable to any Luxembourg income tax, whether they receive payments of dividends or realize capital gains on the disposal of Ordinary Shares or Warrants, except with respect to capital gains realized on a substantial participation before the acquisition or within the first six months of the acquisition thereof, or where the non-resident holder has been a former Luxembourg resident for more than 15 years and has become a non-resident, at the time of transfer, less than five years ago, that are subject to income tax in Luxembourg at ordinary rates (subject to the provisions of any relevant double tax treaty).
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

Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from Ordinary Shares may be exempt from income tax if cumulatively (i) Ordinary Shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”) and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it holds or commits itself to hold for an uninterrupted period of at least 12 months Ordinary Shares or Warrants representing either (a) a direct participation in the share capital of Alvotech of at least 10% or (b) a direct participation of an acquisition price of at least €1.2 million. A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a capital company (société de capitaux) resident in a State having a double tax treaty with Luxembourg and (c) a Luxembourg permanent establishment of a capital company (société de capitaux) or a cooperative company (société coopérative) resident in an EEA country other than an EU Member State. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Ordinary Shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.
Under the participation exemption regime (subject to the relevant anti-abuse rules), capital gains realized on Ordinary Shares or Warrants may be exempt from income tax (save for the recapture rules) if cumulatively (i) Ordinary Shares or Warrants are attributable to a Qualified Permanent Establishment and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment holds or commits itself to hold for an uninterrupted period of at least 12 months Ordinary Shares or Warrants representing either (a) a direct participation in the share capital of Alvotech of at least 10% or (b) a direct participation of an acquisition price of at least €6 million.

Net Worth Tax
A Luxembourg resident as well as a non-resident who has a permanent establishment or a permanent representative in Luxembourg to which Ordinary Shares or Warrants are attributable, are subject to Luxembourg NWT (subject to the application of the participation exemption regime) on such Ordinary Shares or Warrants, except if the holder of Ordinary Shares or Warrants is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of 22 March 2004 on securitization, (iii) a company governed by the amended law of 15 June 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law of 13 July 2005, (v) a specialized investment fund governed by the amended law of 13 February 2007, (vi) a family wealth management company governed by the law of 11 May 2007, (vii) an undertaking for collective investment governed by the amended law of 17 December 2010 or (viii) a reserved alternative investment fund governed by the amended law of 23 July 2016.
However, (i) a securitization company governed by the amended law of 22 March 2004 on securitization, (ii) a company governed by the amended law of 15 June 2004 on venture capital vehicles (iii) a professional pension institution governed by the amended law dated 13 July 2005 and (iv) an opaque reserved alternative investment fund treated as a venture capital vehicle for Luxembourg tax purposes and governed by the amended law of 23 July 2016 remain subject to the minimum NWT.
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
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Ordinary Shares by a “U.S. Holder.” This discussion applies only to Ordinary Shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. Holders that are subject to special tax rules, including, without limitation:
•banks or other financial institutions;
•insurance companies;
•mutual funds;
•pension or retirement plans;
•S corporations;
•broker or dealers in securities or currencies;
•traders in securities that elect mark-to-market treatment;
•regulated investment companies;
•real estate investment trusts;
•trusts or estates;
•tax-exempt organizations (including private foundations);

•persons that hold Ordinary Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes;
•persons that have a functional currency other than the U.S. dollar;
•certain U.S. expatriates or former long-term residents of the United States;
•persons owning (directly, indirectly, or constructively) 5% (by vote or value) or more of our stock;
•persons that acquired Ordinary Shares pursuant to an exercise of employee stock options or otherwise as compensation;
•partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes and investors in such entities;
•“controlled foreign corporations” within the meaning of Section 957(a) of the Code;
•“passive foreign investment companies” within the meaning of Section 1297(a) of the Code; and
•corporations that accumulate earnings to avoid U.S. federal income tax.
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
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares, that is, for U.S. federal income tax purposes:
•an individual who is a U.S. citizen or resident of the United States;
•a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.
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
As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on Ordinary Shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after 28 December 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. In lieu of claiming a foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisers regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.
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
Based on our analysis of our income, assets, activities and market capitalization, we believe that we were not treated as a PFIC for our taxable year, ended 31 December 2023. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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
Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period in its Ordinary Shares;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, and to any period in the U.S. Holder’s holding period before the first day of the first taxable year in which we are treated as a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.
Item 11.     Quantitative and Qualitative Disclosures About Market Risk.
We are exposed to market risks that may result in changes of foreign currency exchange rates and interest rates, as well as the overall change in economic conditions in the countries where we conduct business. As of 31 December 2023, and 2022, we had cash and cash equivalents of $11.2 million and $66.4 million, respectively, excluding restricted cash. Our cash and cash equivalent include both cash in banks and cash on hand. Additional information regarding the Group's management of financial risks relating to its operations can be found in Note 28 of the audited consolidated financial statements, included elsewhere in this Form 20-F.
Foreign currency exchange risk
We are subject to foreign exchange risk in our operations, as some of our financial assets and financial liabilities are denominated in currencies other than the functional currency of our subsidiaries. Any strengthening or weakening of our significant foreign currencies against the USD could impact the measurement of financial instruments in a foreign currency and affect equity. Our significant asset and liabilities denominated in foreign currencies as 31 December 2023, and 31 December 2022 are denominated in EUR, GBP, ISK and CHF. We analyze at the end of each year the sensitivity to foreign currency exchange changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a 10% strengthening or weakening of each significant foreign currency, keeping all other variables consistent, as of 31 December 2023. Through this analysis, we note that the only foreign currency that had a material impact was ISK, while all other currencies did not significantly fluctuate. Refer to Note 28 of the consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further information.
Interest rate risk
Our interest-bearing investments and borrowings are subject to interest rate risk. The majority of our borrowings are subject to fixed interest rate. Our exposure to the risk of fluctuations in market interest rates primarily relates to the cash in banks that is denominated with floating interest rates. We analyze at the end of each year the sensitivity to interest rate changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a one hundred basis point on the interest rates, keeping all other variables consistent, as of 31 December 2023. Through this analysis, we note that the impacts of the interest rate sensitivity did not have a significant effect on loss before tax.

Credit risk
We are exposed to credit risk from our operating activities, primarily trade receivables, and cash, cash equivalents and deposits held with banks and financial institutions. Cash, cash equivalents and deposits are maintained with high-quality financial institutions in Iceland, Europe and United States. We are also potentially subject to concentrations of credit risk in our trade receivables. Concentrations of credit risk are with respect to trade receivables owed by a limited number of companies comprising our customer base. Our exposure to credit losses is low, however, owing largely to the credit quality of our collaboration partners which are significantly larger than us.
We continually monitor our positions with, and the credit quality of, the financial institutions and corporations, which are counterparts to our financial instruments and do not anticipate non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets as well as expected cash flows from equity measures.
Liquidity Risk

Please see Item 5.B and risk factors, including “We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.” of this Annual Report.
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

Interim Periods

Not applicable.

Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements".
Item 12.    Description of Securities Other than Equity Securities.
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
A.Not applicable.
B.Not applicable.
C.Not applicable.
D.Not applicable.
E.Use of Proceeds.
Not applicable.
Item 15.    Controls and Procedures.
A.Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 31 December 2023.
Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of 31 December 2023, our disclosure controls and procedures were not effective. After giving full consideration to these material weaknesses, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with
IFRS, our management has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with IFRS.
B.Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act and for the assessment of the effectiveness of our internal control over financial reporting.

Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. Because of its inherent limitations, internal control over financial reporting, no matter how well designed, cannot provide absolute assurance of achieving financial reporting objectives and may not prevent or detect misstatements. Therefore, even if the internal control over financial reporting is determined to be effective it can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of 31 December 2023 using criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting was not effective due to the identified material weaknesses in internal control over financial reporting as described below.

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

In connection with the preparation of the consolidated financial statements covered by this Annual Report, we identified the following material weaknesses:

(i) the Company did not have a sufficient number of trained professionals with an appropriate level of internal control knowledge, training and experience;
(ii) the Company did not consistently operate all controls, specifically related to consistent execution, adequate review procedures, and maintaining documentation to evidence control performance, including assessing the accuracy and completeness of information used in the execution of controls; and
(iii) the Company did not implement effective controls over the segregation of duties and certain information technology general controls for information systems that are relevant to the preparation of our financial statements.

These material weaknesses could result in a misstatement of Alvotech’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
Remediation Activities

During the period covered by this Annual Report, we began implementing a remediation plan that is reasonably likely to materially affect, our internal control over financial reporting. This plan includes further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting working towards the goal of effective control over financial reporting.

As part of this plan, we began taking steps intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses, which included the following activities during 2022 and 2023:

(i) Hired qualified individuals with strong technical accounting, internal control and SEC reporting experience and continued training control owners to reaffirm expectations as it relates to the control design and execution of such controls, including enhancements to the documentation to evidence the execution of the controls;
(ii) Enhanced the Company's governance and oversight processes by establishing a formal control governance structure, ensuring clear roles and responsibilities for control oversight, conducting regular meetings to review control performance, and implementing a system for reporting control-related matters to the Audit Committee;
(iii) Implemented formal documentation of certain policies and procedures, and/or redesigned entity level controls, business process-level controls across all significant accounts and information technology general controls across all relevant domains;
(iv) Developed and executed a risk-based testing plan to cover all identified controls through a mix of design assessment, independent testing of operating effectiveness and management self-certification. The Company has engaged outside consultants to assist in evaluating our internal controls, develop remediation plans to address control deficiencies identified, and actively measure compliance and remediation progress through a quarterly scorecard; and
(v) Continued implementation of a new enterprise resource planning (“ERP”) system including the engagement of outside consultants to help design and implement automated controls and enhance our information technology general controls environment as part of the ERP system implementation.

In addition to the above actions, we expect to continue engaging in the following additional remediation measures:

(i) Complete the implementation of a new ERP system, which includes increased automated functionality and controls for the preparation of the financial statements to prevent, among other things, unauthorized overrides, and enhance user access controls, segregation of duties with the system, and audit trails to track and monitor activities;
(ii) Implement stronger IT controls to ensure the integrity and security of financial information, including enhancing access and change management controls and implementing regular system monitoring and testing;
(iii) Continue focusing on consistent control execution, adequate review procedures, and improving control documentation, including the accuracy and completeness of information used in the performance of controls; and
(iv) Continue engaging outside consultants to assist in evaluating the internal controls, and actively measure compliance and remediation through quarterly scorecard.

The Company believes that this structured and phased approach is essential in order to establish effective internal controls over financial reporting in a sustainable manner, which will also enable us to support and adapt to the Company’s continuous growth path. Management may also determine that it is necessary to modify the above-mentioned remediation efforts depending on the circumstances and Company needs. However, we cannot assure that our efforts will be effective, that we will be able to remedy these material weaknesses or that we will be able to prevent any future material weaknesses in our internal control over financial reporting. We plan to continue to address the material weaknesses identified by further improving our internal control over financial reporting, including designing and implementing additional procedures within our finance, manufacturing and supply chain, human resources and information technology departments.

We will not be able to conclude that we have remediated the material weaknesses until all relevant controls are fully implemented and have operated effectively for a sufficient period of time. See also “Item 3. Key Information—D. Risk factors—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise are unable to develop and maintain an effective system of internal controls in the future, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect investor confidence in us and, as a result, the value of Ordinary Shares.”
C.Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the Company’s registered public accounting firm on management’s assessment of the Company’s internal control over financial reporting since we are an emerging growth company.
D.Changes in Internal Control Over Financial Reporting
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
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
Our Board has determined that Dr. McGoldrick (Chair), Ms. Merchant and Mr. Davies each qualify as an “audit committee financial expert” as defined by SEC rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Dr. McGoldrick (Chair), Ms. Merchant and Mr. Davies are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.
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
Item 16C.    Principal Accountant Fees and Services
Deloitte ehf. has served as our independent registered public accountant since 2013 and has audited our consolidated financial statements for the years ended 31 December 2023 and 2022.

The following table shows the aggregate fees for services rendered by Deloitte ehf. to us and our subsidiaries, in the fiscal years ended 31 December 2023 and 2022.

	Year Ended 31 December
(in thousands of dollars)	2023	2022
Audit Fees	2,876	2,615
Audit-Related Fees	365	656
Tax Fees	97	20
Total	3,339	3,291

Auditor Name	Auditor Location	Auditor Firm ID
Deloitte ehf.	Kópavogur, Iceland	1490
Audit fees. Audit fees consisted of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements, including fees for the review of our interim financial information.
Audit-related fees. Audit-related fees included fees for review of our current and historical financial information included in our SEC registration statements, including services that generally only the independent accountant can reasonably provide.
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
Item 16G.    Corporate Governance.
We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:
•Exemption from quorum requirements for shareholder meetings. Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares;
•Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;
•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans and approval of other securities issuances;

•Exemption from the requirement that our audit and risk committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of this Annual Report on Form 20-F;
•Exemption from the requirement that a majority of the board of directors must be comprised of Independent Directors as defined in the Nasdaq listing standards. Three of our eight directors are independent as defined in Nasdaq listing standards and applicable SEC rules, and our board of directors has an independent audit and risk committee. In addition, the independence rules applicable to companies listed on the Icelandic Main Market differ from the rules of Nasdaq. One additional director is considered independent under the Icelandic rules but not under the Nasdaq listing rules; and
•Exemption from the requirements related to the composition of our compensation committee and nominating and corporate governance committee.
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
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
Item 16J.     Insider Trading Policy.
Not applicable.
Item 16K.    Cybersecurity.
Cybersecurity Risk management and strategy
Our cybersecurity risk management program aims to fully identify threats, to present and evaluate them transparently, to mitigate, and manage them proactively. We have developed and implemented a cybersecurity risk management process intended to protect the confidentiality, integrity, and availability of our critical systems and information.
Our cybersecurity risk management process guides us in making cybersecurity risk-informed decisions and provides the basis for evaluating and monitoring the cybersecurity risk profile of the Company. This process provides a shared understanding and promotes a consistent approach to cybersecurity risk management within the Company in line with our information security policy and includes a cybersecurity incident response plan.
As part of our cybersecurity risk management program, we review industry best practices, including the NIST (National Institute of Standards and Technology) Cybersecurity Framework and ISO (International Organization for Standardization) 27001 to manage information security. We periodically conduct ongoing internal and external vulnerability analyses, including simulated attack as well as external testing via a third-party to evaluate the effectiveness of our cybersecurity process and controls.
In an effort to minimize third-party risk, we have established a process to assess the security practices of third-party vendors and service providers and related risks. Our process includes a security assessment informed by vendor questionnaires and contractual security requirements related to data privacy for certain vendors.

The SOC is responsible for investigating all security incidents and alerts including determining the threat type, incident scope and incident severity. Where appropriate, major incidents are escalated according to cybersecurity incident process.
Employee awareness and training are essential to our ability as a company to thwart cyber-attacks. We continuously raise employees’ risk awareness with mandatory, regular online training for all employees and complimentary awareness campaigns.
In 2023, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “ Risks Related to Legal and Regulatory Compliance Matters - A breakdown, cyberattack or information security breach could compromise the confidentiality, integrity and availability of our confidential information in internal systems or those used by third party collaborator partners or other contractors or consultants, could compromise the confidentiality, integrity and availability of our confidential information in information technology systems, network-connected control systems and/or our data, interrupt the operation of our business and/or affect our reputation.” in Item 3. Key Information – D. Risk Factors.

Cybersecurity Governance
Our board of directors has overall oversight responsibility for our risk management strategy, and delegates information security and related risk management oversight to the Audit and Risk Committee. Members of the audit and risk committee receive regular updates from management, including the CIO and the Cybersecurity and Risks Council, regarding cybersecurity related matters. This includes existing and new cybersecurity risks, how management is addressing, managing and/or mitigating those risks, cybersecurity and data privacy incidents (if relevant), and the status of key information security initiatives.
The Cybersecurity and Risks Council overseas regular review of cybersecurity risk management activities, is responsible for the management of our cyber risk exposure and monitoring the effectiveness of the cybersecurity program, including but not limited to, our cybersecurity tools and controls, and is responsible for establishing and reviewing our risk tolerance for our cyber risk framework.
The cybersecurity and Risks Council includes the CIO, the Director of Corporate Security, the Director of IT Infrastructure and Operations, the Enterprise architect, the Director of Cybersecurity, and Cybersecurity specialist. Those employees have decades of experience in cybersecurity and operations, cybersecurity education, and certifications from various organizations. The Cybersecurity and Risks Council is responsible for mobilizing the Materialization Board, which includes representatives from Legal and Finance, to review identified incident.

PART III
Item 17.     Financial Statements.
See pages F-1 through F-66 of this Annual Report.
Item 18.     Financial Statements.
Not applicable.
Item 19.    Exhibits
EXHIBIT INDEX

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Amended and Restated Articles of Association.	6-K	001-41421	99.30	06.06.2023

2.1	Warrant Agreement, dated as of September 21, 2020, between Continental Stock Transfer & Trust Company and OACB	8-K	001-39526	4.1	09.22.2020

2.3	Amended and Restated Convertible Bond Instrument (Tranche A), dated November 16, 2022	6-K	001-41421	99.4	11.17.2022

2.4	Amended and Restated Convertible Bond Instrument (Tranche B), dated November 16, 2022	6-K	001-41421	99.5	11.17.2022

2.5	Warrant Assignment, Assumption and Amendment Agreement by and between OACB, Alvotech, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, dated June 15, 2022	20-F	001-41421	2.7	06.22.2022

2.6	Convertible Bond Instrument by and between Alvotech and the Bondholders named therein, dated November 16, 2022	6-K	001-41421	99.9	11.17.2022

2.7	Description of Securities	20-F	001-41421	2.11	03.01.2023

2.8	December 2022 Convertible Bond Instrument (Tranche A) by and between Alvotech and the Bondholders named therein, dated December 20, 2022	20-F	001-41421	2.9	03.01.2023

2.9	December 2022 Convertible Bond Instrument (Tranche B) by and between Alvotech and the Bondholders named therein, dated December 20, 2022	20-F	001-41421	2.10	03.01.2023

4.1††	License and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab), dated August 30, 2019	F-4	333-261773	10.1	12.20.2021

4.2††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019	F-4	333-261773	10.2	12.20.2021

4.3††	Second Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019, dated May 3, 2021	F-4	333-261773	10.3	12.20.2021

4.4††	License and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab), dated November 6, 2019	F-4	333-261773	10.6	12.20.2021

4.5††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab) dated November 6, 2019, dated March 13, 2020	F-4	333-261773	10.7	12.20.2021

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.6††	License and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated November 6, 2019	F-4	333-261773	10.10	12.20.2021

4.7††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated March 13, 2020	F-4	333-261773	10.11	12.20.2021

4.8††	License and supply agreement between Alvotech hf. and STADA for AVT16, dated November 6, 2019	F-4	333-261773	10.12	12.20.2021

4.9††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT16, dated November 6, 2019, dated March 13, 2020	F-4	333-261773	10.13	12.20.2021

4.10††	Product Supply Agreement between Alvotech hf. and Teva, dated August 5, 2020	F-4	333-261773	10.16	12.20.2021

4.11††	License and Development Agreement between Alvotech hf. and Teva, dated August 5, 2020	F-4	333-261773	10.17	12.20.2021

4.12††	Settlement Agreement, Release and Amendment to the License and Development Agreement between Alvotech hf. and Teva dated August 5, 2020, dated June 28, 2021	F-4	333-261773	10.18	12.20.2021

4.13††	Amended and Restated Services Agreement between Alvogen and Alvotech, dated April 11, 2022	F-4	333-261773	10.17	12.20.2021

4.14+	BCA Framework Agreement between Alvotech Holdings S.A., Alvotech Lux Holdings S.A.S., Floki Holdings S.à r.l, and certain other shareholders dated December 7, 2021	F-4	333-261773	10.22	12.20.2021

4.15	Product Rights Agreement between Alvotech hf. and Alvogen, dated January 22, 2018	F-4	333-261773	10.25	12.20.2021

4.16††	First Amendment to the Product Rights Agreement between Alvotech hf. and Alvogen dated January 22, 2018, dated December 14, 2018	F-4	333-261773	10.26	12.20.2021

4.17††	Settlement and License Agreement between Alvotech hf. and AbbVie, dated March 8, 2022	F-4	333-261773	10.29	03.14.2022

4.18††	Settlement and License Agreement between Alvotech hf. and AbbVie, dated April 4, 2022	F-4	333-261773	10.31	04.19.2022

4.19††	Standby Equity Purchase Agreement between Alvotech and YA II PN, LTD., dated April 18, 2022	F-4	333-261773	10.34	05.02.2022

4.20#	Management Incentive Plan.	20-F	001-41421	4.39	06.22.2022

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.21	Investor Rights and Lock-Up Agreement between Alvotech and certain Investors, dated June 15, 2022	F-1	333-266136	10.37	07.14.2022

4.22	Warrant Agreement by and between Alvotech and Alvogen Lux Holdings S.à r.l., dated November 16, 2022	a6-K	001-41421	99.7	11.17.2022

4.23	Form of Share Purchase Agreement by and between Alvotech and Investor., dated February 26, 2024.	20-F	001-41421	4.42	3/1/2023

4.24	Transition Services Agreement between Alvotech and Aztiq Consulting ehf., dated November 16, 2022	6-K	001-41421	99.1	11.17.2022

4	Form of Indemnification Agreement between Alvotech and Non-Executive Directors	20-F	001-41421	4.46	03.01.2023

4.26††	Second amendment to the License and Development Agreement between Alvotech hf. and Teva dated August 5, 2020, dated February 27, 2023	20-F	001-41421	4.47	03.01.2023

4	Master License and Supply Agreement by and between Alvotech and Mercury Pharma Group Limited (trading as Advanz Pharma Holdings), dated as of May 22, 2023	6-K	001-41421	99.4	07.12.2023

8.1*	Subsidiaries of the Registrant	20-F	001-41421	8.1	03.01.2023

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte ehf., independent registered accounting firm for Alvotech.
97*	Incentive Compensation Recoupment Policy.

101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
__________
*Filed herewith.
**Furnished herewith.
†Certain schedules and exhibits to this Exhibit have been omitted pursuant to Company S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
+Certain schedules and exhibits to this Exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
#Indicates a management contract or any compensatory plan, contract or arrangement

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.
20 March 2024

ALVOTECH

By:	/s/ Robert Wessman
Name:	Robert Wessman
Title:	Chief Executive Officer

Alvotech
_____________________
Consolidated Financial Statements as
of 31 December, 2023 and 2022 and
for the years ended 31 December 2023, 2022, and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Alvotech

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Alvotech and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income or loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the EU.
Going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.4 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1.4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Deloitte ehf.

Kópavogur, Iceland

March 20, 2024
We have served as the Company's auditor since 2013.

Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss for the years ended 31 December 2023, 2022, and 2021

USD in thousands, except for per share amounts	Notes	2023	2022	2021
Product revenue	5	48,699	24,836	—
License and other revenue	5	42,735	58,193	36,772
Other income		1,948	1,988	2,912
Cost of product revenue		(160,856)	(64,095)	—
Research and development expenses		(210,827)	(180,622)	(191,006)
General and administrative expenses		(76,559)	(186,742)	(84,134)
Operating loss		(354,860)	(346,442)	(235,456)
Share of net loss of joint venture	27	(7,153)	(2,590)	(2,418)
Impairment loss on investment in joint venture	27	(21,519)	—	—
Finance income	7	4,823	2,549	51,568
Finance costs	7	(267,157)	(188,419)	(117,361)
Exchange rate differences		(5,183)	10,566	2,681
(Loss) / gain on extinguishment of financial liabilities	21	—	(27,311)	151,788
Non-operating (loss) / profit		(296,189)	(205,205)	86,258
Loss before taxes		(651,049)	(551,647)	(149,198)
Income tax benefit	10	99,318	38,067	47,694
Loss for the year		(551,731)	(513,580)	(101,504)
Other comprehensive income / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		(86)	(6,111)	(305)
Total comprehensive loss		(551,817)	(519,691)	(101,809)
Loss per share
Basic and diluted loss for the year per share	11	(2.43)	(2.60)	(0.92)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position as of 31 December 2023 and 2022

USD in thousands

Non-current assets	Notes	31 December 2023	31 December 2022
Property, plant and equipment	12	236,779	220,594
Right-of-use assets	13	119,802	47,501
Goodwill	14	12,058	11,643
Other intangible assets	15	19,076	25,652
Contract assets	5	10,856	3,286
Investment in joint venture	27	18,494	48,568
Other long-term assets		2,244	5,780
Restricted cash	16	26,132	25,187
Deferred tax assets	10	309,807	209,496
Total non-current assets		755,248	597,707
Current assets
Inventories	17	74,433	71,470
Trade receivables		41,292	32,972
Contract assets	5	35,193	25,370
Other current assets	18	31,871	32,949
Receivables from related parties	25	896	1,548
Cash and cash equivalents	16	11,157	66,427
Total current assets		194,842	230,736
Total assets		950,090	828,443
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position as of 31 December 2023 and 2022

USD in thousands

Equity	Notes	31 December 2023	31 December 2022
Share capital	19	2,279	2,126
Share premium	19	1,229,690	1,058,432
Other reserves	20	42,911	30,582
Translation reserve		(1,528)	(1,442)
Accumulated deficit		(2,205,845)	(1,654,114)
Total equity		(932,493)	(564,416)
Non-current liabilities
Borrowings	21	922,134	744,654
Derivative financial liabilities	28	520,553	380,232
Other long-term liability to related party	2	—	7,440
Lease liabilities	13	105,632	35,369
Long-term incentive plan	22	—	544
Contract liabilities	5	73,261	57,017
Deferred tax liability	10	53	309
Total non-current liabilities		1,621,633	1,225,565
Current liabilities
Trade and other payables		80,563	49,188
Lease liabilities	13	9,683	5,163
Current maturities of borrowings	21	38,025	19,916
Liabilities to related parties	25	9,851	1,131
Contract liabilities	5	59,183	36,915
Taxes payable		925	934
Other current liabilities	26	62,720	54,047
Total current liabilities		260,950	167,294
Total liabilities		1,882,583	1,392,859
Total equity and liabilities		950,090	828,443
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows for the years ended 31 December 2023, 2022, and 2021

USD in thousands

Cash flows from operating activities	Notes	2023	2022	2021
Loss for the year		(551,731)	(513,580)	(101,504)
Adjustments for non-cash items:
Gain on extinguishment of SARs liability	22	—	(4,803)	—
Share-listing expense	1.1	—	83,411	—
Long-term incentive plan expense	22	78	5,492	17,955
Depreciation and amortization	8	24,210	20,409	18,196
Impairment of property, plant and equipment	12	—	—	2,092
Impairment of other intangible assets	15	1,779	2,755	3,993
Change in allowance for receivables		18,500	—	—
Change in inventory reserves	17	8,341	—	—
Loss on disposal of property, plant and equipment		365	—	—
Impairment loss on investment in joint venture	27	21,519	—	—
Share of net loss of joint venture	27	7,153	2,590	2,418
Finance income	7	(4,823)	(2,549)	(51,568)
Finance costs	7	267,157	188,419	117,361
Loss/(Gain) on extinguishment of financial liabilities	21	—	27,311	(151,788)
Share-based payments	23	18,033	10,317	—
Exchange rate difference		5,183	(10,566)	(2,681)
Income tax benefit	10	(99,318)	(38,067)	(47,694)
Operating cash flow before movement in working capital		(283,554)	(228,861)	(193,220)
Increase in inventories	17	(11,304)	(32,412)	(29,412)
Increase in trade receivables		(8,320)	(3,576)	(28,813)
Increase / (decrease) in liabilities with related parties		2,161	56	(453)
(Increase) / decrease in contract assets	5	(17,393)	(9,218)	15,286
Increase in other assets		(802)	(17,194)	(4,363)
Increase in trade and other payables		31,772	16,442	14,318
Increase in contract liabilities	5	35,396	19,396	21,470
(Decrease) / increase in other liabilities		(5,182)	(21,384)	5,160
Cash used in operations		(257,226)	(276,751)	(200,027)
Interest received		3,649	568	16
Interest paid		(57,254)	(35,372)	(28,004)
Income tax paid		(1,354)	(834)	(155)
Net cash used in operating activities		(312,185)	(312,389)	(228,170)
Cash flows from investing activities
Acquisition of property, plant and equipment	12	(33,234)	(37,880)	(20,462)
Disposal of property, plant and equipment	12	133	379	—
Acquisition of intangible assets	15	(13,239)	(11,122)	(20,171)
Restricted cash in connection with amended bond agreement	21	—	(14,914)	—
Net cash used in investing activities		(46,340)	(63,537)	(40,633)
Cash flows from financing activities
Repayments of borrowings	21	(99,367)	(34,714)	(37,496)
Repayments of principal portion of lease liabilities	13	(8,269)	(11,147)	(7,350)
Proceeds from new borrowings	21	278,831	193,678	113,821
Transaction cost from new borrowings	21	(9,004)	—	—
Gross proceeds from private placement equity offering	19	136,879	—	—
Gross private placement equity offering fee	19	(4,141)	—	—
Proceeds from warrants	28	6,390	—	—
Proceeds on issue of equity shares	19	—	—	185,856
Transaction costs for amended borrowing agreements	21	—	(12,102)	—
Gross proceeds from the PIPE Financing	1.1	—	174,930	—
Gross PIPE Financing fees paid	1.1	—	(5,562)	—
Proceeds from the Capital Reorganization	1.1	—	9,827	—
Proceeds from loans from related parties	21	—	160,000	—
Repayment of loans from related parties	21	—	(50,000)	—
Net cash generated from financing activities		301,319	424,910	254,831
Increase / (decrease) in cash and cash equivalents		(57,206)	48,984	(13,972)
Cash and cash equivalents at the beginning of the year	16	66,427	17,556	31,689
Effect of movements in exchange rates on cash held		1,936	(113)	(161)
Cash and cash equivalents at the end of the year	16	11,157	66,427	17,556
Supplemental cash flow disclosures (Note 29)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity for the years ended 31 December 2023, 2022, and 2021

USD in thousands

	Share capital	Share premium	Other reserves	Translation reserve	Accumulated deficit	Total equity
At 1 January 2021	73	166,740	—	4,974	(1,039,030)	(867,243)
Loss for the year	—	—	—	—	(101,504)	(101,504)
Foreign currency translation differences	—	—	—	(305)	—	(305)
Total comprehensive loss	—	—	—	(305)	(101,504)	(101,809)
Increase in share capital	62	833,378	—	—	—	833,440
At 31 December 2021	135	1,000,118	—	4,669	(1,140,534)	(135,612)
Loss for the year	—	—	—	—	(513,580)	(513,580)
Foreign currency translation differences	—	—	—	(6,111)	—	(6,111)
Total comprehensive loss	—	—	—	(6,111)	(513,580)	(519,691)
PIPE Financing	175	169,193	—	—	—	169,368
Settlement of SARs with shares	35	30,267	—	—	—	30,302
Capital Reorganization	1,731	(173,296)	—	—	—	(171,565)
Settlement of related party loans with Ordinary Shares	50	32,150	—	—	—	32,200
Recognition of share-based payments	—	—	14,548	—	—	14,548
Recognition of equity component of convertible bonds	—	—	16,034	—	—	16,034
At 31 December 2022	2,126	1,058,432	30,582	(1,442)	(1,654,114)	(564,416)
Loss for the year	—	—	—	—	(551,731)	(551,731)
Foreign currency translation differences	—	—	—	(86)	—	(86)
Total comprehensive loss	—	—	—	(86)	(551,731)	(551,817)
Capital contribution	118	132,618	—	—	—	132,736
Vested earn-out shares	6	8,300	—	—	—	8,306
Penny warrants exercised	25	27,159	—	—	—	27,184
Public warrants exercised	6	7,612	—	—	—	7,618
Recognition of share-based payments	—	—	16,985	—	—	16,985
Settlement of RSUs with shares	8	5,095	(5,781)	—	—	(678)
Settlement of SARs with shares	(10)	(9,526)	(4,231)	—	—	(13,767)
Recognition of equity component of convertible bonds	—	—	5,356	—	—	5,356
At 31 December 2023	2,279	1,229,690	42,911	(1,528)	(2,205,845)	(932,493)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.        General information
Alvotech (the “Parent” or the “Company” or “Alvotech”), previously known as Alvotech Lux Holdings S.A.S., the surviving company after the Business Combination (as defined below) with, among other parties, Alvotech Holdings S.A. (the “Predecessor”), is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 258884. The Company was incorporated on 23 August 2021. These consolidated financial statements were approved by the Group’s Board of Directors, and authorized for issue, on 20 March 2024.
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
1.1 Capital Reorganization
On 15 June 2022 (the “Closing Date”), the Company consummated the capital reorganization with Alvotech Holdings S.A. and OACB (the “Business Combination” or “Capital Reorganization”) pursuant to the business combination agreement, dated as of 7 December 2021, as amended by an amendment agreement dated 18 April 2022 and 7 June 2022 (the “Business Combination Agreement”), by and among the Company, Oaktree Acquisition Corp. II (“OACB”) and the Predecessor. The closing of the Business Combination resulted in the following transactions:
•OACB merged with and into the Company, whereby (i) all of the outstanding ordinary shares of OACB (“OACB Ordinary Shares”) were exchanged for ordinary shares of Alvotech (“Ordinary Shares”) on a one-for-one basis, pursuant to a share capital increase of Alvotech and (ii) all of the outstanding warrants of OACB ceased to represent a right to acquire OACB Ordinary Shares and now represent a right to be issued one Ordinary Share, with Alvotech as the surviving company in the merger. Prior to the merger OACB shares were redeemed, resulting in $9.8 million of cash proceeds from the OACB trust account;
•Alvotech redeemed and canceled the initial shares held by the initial sole shareholder of Alvotech pursuant to a share capital reduction of Alvotech;
•The legal form of Alvotech changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law; and
•The Predecessor merged with and into the Parent, whereby all outstanding ordinary shares of the Predecessor (“Predecessor Ordinary Shares”) were exchanged for Ordinary Shares, pursuant to a share capital increase of Alvotech, with Alvotech as the surviving company in the merger.
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
As part of the Business Combination, Predecessor shareholders were granted a total of 38,330,000 Ordinary Shares subject to certain vesting conditions (“Predecessor Earn Out Shares”). Former OACB shareholders were granted a total of 1,250,000 Ordinary Shares subject to certain vesting conditions (“OACB Earn Out Shares”). Additionally, as part of the Business Combination the Company assumed the 10,916,647 outstanding warrants (“OACB Warrants”), on substantially the same contractual terms and conditions as were in effect immediately prior to the Business Combination. See Note 28 for further details.
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

Notes to the Consolidated Financial Statements

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
1.2 Information about subsidiaries and joint ventures

Entity name	Principal activity	Issued and paid capital (presented in whole shares)	Place of establishment	Proportion of ownership and voting power held by Alvotech
				31.12.2023	31.12.2022
Alvotech hf	Biopharm.	3,893,650	Iceland	100.00%	100.00%
Alvotech Germany GmbH	Biopharm.	31,182	Germany	100.00%	100.00%
Alvotech Swiss AG	Biopharm.	153,930	Switzerland	100.00%	100.00%
Alvotech Hannover GmbH	Biopharm.	29,983	Germany	100.00%	100.00%
Alvotech Malta Ltd	Group Serv.	80,450	Malta	100.00%	100.00%
Alvotech USA Inc	Biopharm.	10	USA	100.00%	100.00%
Alvotech UK Ltd	Group Serv.	135	UK	100.00%	100.00%
Alvotech Manco ehf	Group Serv.	215,390	Iceland	100.00%	100.00%
Alvotech Biosciences India Private Ltd	Biopharm	96,113	India	100.00%	100.00%
Fasteignafelagið Sæmundur hf	Real estate	12,965,337	Iceland	100.00%	100.00%
Alvotech & CCHN Biopharmaceutical Co. Ltd*	Biopharm.	110,000,021	China	50.00%	50.00%
*Alvotech & CCHN Biopharmaceutical Co. Ltd. is an unconsolidated joint venture (see Note 27).
1.3 Information about shareholders
Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (Aztiq) and Alvogen Lux Holdings S.à r.l. (Alvogen), with 37.9% and 33.7% ownership interest as of 31 December 2023, and 40.7% and 35.8% ownership interest as of 31 December 2022, respectively. The remaining 28.4% ownership interest is held by various entities, with no single shareholder holding more than 2.4% ownership interest as of 31 December 2023.

Notes to the Consolidated Financial Statements

The remaining 23.5% ownership interest was held by various entities, with no single shareholder holding more than 2.4% ownership interest as of 31 December 2022.
1.4 Going concern
The Group has primarily funded its operations with proceeds from the issuance of ordinary shares and the issuance of loans and borrowings to both related parties and third parties. The Group has also incurred recurring losses since its inception, including net losses of $551.7 million, $513.6 million, and $101.5 million for the years ended 31 December 2023, 2022, and 2021, respectively, and had an accumulated deficit of $2,205.8 million as of 31 December 2023. The Group has not generated positive operational cash flow, largely due to the continued focus on biosimilar product development and expansion efforts.
As of 31 December 2023, the Group had cash and cash equivalents, excluding restricted cash, of $11.2 million and current assets less current liabilities of ($66.1) million.
The Group devotes substantially all of its efforts towards obtaining regulatory approval and raising capital necessary to fund its operations and it is subject to a number of risks associated with clinical research and development, the development of and regulatory approval of commercially viable biosimilar products, the need to raise adequate additional financing necessary to fund the development and commercialization of its biosimilar products.
The Company announced in February 2024 that the U.S. Food and Drug Administration ("FDA") has approved SIMLANDI (adalimumab) injection, as an interchangeable biosimilar to Humira, for the treatment of adult rheumatoid arthritis, juvenile idiopathic arthritis, adult psoriatic arthritis, adult ankylosing spondylitis, Crohn’s disease, adult ulcerative colitis, adult plaque psoriasis, adult hidradenitis suppurativa and adult uveitis. Teva is Alvotech’s strategic partner for the exclusive commercialization of SIMLANDI in the United States. SIMLANDI is the first high-concentration, citrate-free biosimilar to Humira that has been granted an interchangeability status by the FDA, and will qualify for interchangeable exclusivity for the 40mg/0.4ml injection. This approval is an important milestone for the Company to access the U.S. market with a unique positioning. The Company expects to launch AVT02 with its partner Teva in the United States during the first half of 2024.

Additionally, in February 2024, the Company announced it has reached settlement agreements with Johnson & Johnson in Japan, Canada and in the European Economic Area (EEA) for AVT04, a biosimilar to Stelara (ustekinumab). Regulatory approval for AVT04 in these markets has already been granted. Market applications for AVT04 are currently pending in additional global markets, including in the U.S. Market entry of AVT04 in Canada started in March 2024. Launch of AVT04 in Japan is anticipated after the upcoming round of National Health Insurance reimbursement price listings, in May 2024. Entry to the first European markets is expected as soon as possible after the expiration date of the European Supplementary Protection Certificate for Stelara, which is in late July 2024. These approvals represent another significant milestone for the Company to tap into the Stelara market.
The closing of the private placement equity offering in February 2024 provided the Group with gross proceeds of $166 million (net proceeds of $160 million) that is expected to be used to finance general corporate purposes and working capital, to strengthen its production capacity, and to support expected biosimilars launches. As part of the transaction, the Group sold 10,127,132 Ordinary Shares, par value USD 0.01 per share, at a purchase price of $16.41 per share, or ISK 2,250 per share, at foreign exchange rates on 23 February 2024.
Additionally, the Group expects to continue to source its financing during the development of its biosimilar products from existing out-license contracts with commercial partners. In light of these conditions and events management evaluated whether there is substantial doubt about the Group’s ability to continue as a going concern for at least one year after the date that the consolidated financial statements are issued. Based on the cash on hand, funding received, and projected future cash flows, management concluded that the Group has the ability to continue as a going concern for at least one year after the date that the consolidated financial statements are issued. As such, the consolidated financial statements have been prepared on a going concern basis
However, although management continues to pursue these plans, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all. If financing is obtained, the terms of such financing may adversely affect the holdings or the rights of the Group’s shareholders. The ability to obtain funding, therefore, is outside of management’s control and is a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern.
.

Notes to the Consolidated Financial Statements

2.        Summary of significant accounting policies
2.1 Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance and in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which comprise all standards and interpretations approved by the IASB, and as adopted by the European Union ("EU").
All amendments to IFRSs issued by the IASB that are effective for annual periods that begin on or after 1 January 2023 have been adopted as further described within the footnotes to the consolidated financial statements. The Group has not adopted any standards or amendments to standards in issue that are available for early adoption.
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and financial liabilities which have been measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. The consolidated financial statements are presented in U.S. Dollar ("USD") and all values are rounded to the nearest thousand unless otherwise indicated.
2.2 Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:
•has power over the investee;
•is exposed, or has rights, to variable returns from its involvement with the investee; and
•has the ability to use its power to affect its returns.
When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•potential voting rights held by the Company, other vote holders or other parties;
•rights arising from other contractual arrangements; and
•any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.
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

Notes to the Consolidated Financial Statements

The carrying amount of equity-accounted investments is assessed for impairment as a single asset. Impairment losses are incurred only if there is objective evidence of impairment as a result of loss events that have an impact on estimated future cash flows and that can be reliably estimated. Losses expected as a result of future events are not recognized. The Group recognized an impairment loss of $21.5 million related to its investment in the joint venture for the year ended 31 December 2023. No impairment losses were recognized in 2022 or 2021.
2.4 Critical accounting judgments and key sources of estimation uncertainty
The preparation of the consolidated financial statements in conformity with IFRS requires Group management to make judgments, estimates and assumptions about the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources.
The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and other factors that are considered to be relevant. Judgments and assumptions involving key estimates are primarily made in relation to the measurement and recognition of revenue, the impairment of the investment in the joint venture, the valuation of derivative financial liabilities, the valuation of restricted share units (“RSUs”), and the valuation of deferred tax assets. Apart from those involving estimations, critical accounting judgments include the Group’s evaluation as to whether it controls its joint venture in China and material uncertainties with respect to the Group’s going concern assessment.
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
Out-licensing revenue
A significant part of the Group’s revenue is generated from long-term out-license contracts which provide the customer with an exclusive right to market and sell products in a particular territory once such products are approved for commercialization. These contracts typically include the Group’s promises to continue development of the underlying compound and to provide supply of the product to the customer upon commercialization. The Group concludes that the license, development services and commercial supply are separate performance obligations. This is because customers generally have the capabilities to perform the necessary development, manufacturing and commercialization activities on their own or with readily available resources and have the requisite expertise in the industry and the territory for which the license has been granted. Further, the intellectual property is generally in a later phase of development at the time the license is granted such that any subsequent development activities performed by the Group are not expected to significantly modify or transform the intellectual property. The fact that the Group is contractually obligated to perform development activities for and provide commercial supply to the

Notes to the Consolidated Financial Statements

customer does not impact this conclusion. The Group’s promise to provide commercial supply to its customers is contingent upon the achievement of regulatory approval in the particular territory for which the license has been granted.
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
The standalone selling prices of the development services and the license to intellectual property are not directly observable and, therefore, are estimated. The standalone selling price of the development services is estimated based on the expected costs to be incurred during the development period, using various data points such as the underlying development budget, contractual milestones and performance completed at the time of entering into the contract with a customer. The standalone selling price of the license is estimated using the residual approach on the basis that the Group licenses intellectual property for a broad range of amounts and has not previously licensed intellectual property on a standalone basis. Therefore, the Group first allocates the transaction price to the development services and subsequently allocates the remainder of the transaction price to the license. If the product is still in early phase of development and the constraint on variable consideration has not been resolved, all the transaction price is allocated to the development service.
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

Notes to the Consolidated Financial Statements

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
Expenditures related to research and development activities are generally recognized as an expense in the period in which they are incurred. The Company did not capitalize any development expenses as intangible assets during the years ended 31 December 2023, 2022, and 2021 as not all the criteria in paragraph 57 of IAS 38 have been met.
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

Notes to the Consolidated Financial Statements

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
2.11 Foreign currency translation
The consolidated financial statements are presented in U.S. Dollars, which is the Group’s presentation currency. The Group maintains the financial statements of each entity within the Group in its respective functional currency. The majority of the Group’s expenses are incurred in U.S. Dollars and Icelandic Krona, and the majority of the Company’s cash and cash equivalents are held in a combination of Icelandic Krona, Euros and U.S. Dollars. Transactions in currencies other than the Group’s presentation currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non- monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.
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
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques, as follows:
•Level 1: quoted prices in active markets for identical assets and liabilities;
•Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (e.g., prices) or indirectly (e.g., derived from prices); and
•Level 3: inputs for the asset or liability that are unobservable.
The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other current assets, contract assets, trade and other payables and other current liabilities in the Group’s consolidated statements of financial position approximate their fair value because of the short maturities and nature of these instruments.
For liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing the inputs used in determining fair value at the end of each reporting period.

Notes to the Consolidated Financial Statements

2.13 Goodwill and other intangible assets
Goodwill and business combinations
Acquisitions are first reviewed to determine whether a set of assets acquired constitute a business and should be accounted for as a business combination. If the assets acquired do not meet the definition of a business, the Group will account for the transaction as an asset acquisition. If the definition of a business combination is met, the Group will account for the transaction using the acquisition method of accounting. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated statements of profit or loss and other comprehensive income or loss as incurred.
Goodwill represents the excess of the purchase price of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities, contingent liabilities, the amount of any noncontrolling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree. Goodwill is reviewed for impairment at least annually, and whenever there is an indication that the asset may be impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The value in use calculation is performed using discounted expected future cash flows. The discount rate applied to these cash flows is based on the weighted average cost of capital and reflects current market assessments of the time value of money.
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
The Group did not complete any business combinations during the years ended 31 December 2023. Refer to Note 1.1 for the Business Combination completed during the year ended 31 December 2022.
Other intangible assets
Other intangible assets consist of software, customer relationships, and intellectual property rights. Intangible assets acquired in a business combination are identified and recognized separately from goodwill if they satisfy the definition of an intangible asset and their fair values can be reliably measured. The cost of intangible assets is their fair value at the acquisition date.
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

Software	3-5 years
Customer relationships	7 years
Intellectual property rights*	10 years
•From launch date
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

Notes to the Consolidated Financial Statements

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
Deferred tax
Deferred tax is provided in full for all temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, except to the extent the temporary difference arises from:
•The initial recognition of an asset or a liability in a transaction that is not a business combination and that affects neither the taxable profit nor accounting profit;
•The initial recognition of residual goodwill (for deferred tax liabilities only); or
•Investments in subsidiaries, branches, associates and joint ventures, where the Group is able to control the timing of the reversal of the temporary difference and it is not probable that it will reverse in the foreseeable future.
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

Notes to the Consolidated Financial Statements

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
Certain of the Group’s property, plant and equipment assets have been pledged to secure borrowings as further described in Note 21. Significant disposals of pledged assets are subject to lender approval. Upon disposal or retirement of an asset, the difference between the sales proceeds, if applicable, and the carrying amount of the asset is recognized in the consolidated statements of profit or loss and other comprehensive income or loss at the time of disposal or retirement.
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
2.16 Inventories
Inventories, which consist of raw materials and supplies, work in progress and finished goods are stated at the lower of cost or net realizable value. Net realizable value is the expected sales price less completion costs and costs to be incurred in marketing, selling and distributing the inventory. Cost is calculated using the weighted average cost method or the first-in,first-out method, depending on the nature of the inventory.
Inventories include direct costs for raw materials and supplies and, as applicable, direct and indirect labor and overhead expenses that have been incurred to bring inventories to their present location and condition.
If the net realizable value is lower than the carrying amount, a write-down of inventory is recognized for the amount by which the carrying amount exceeds net realizable value.
The Group does not pledge inventories as collateral to secure its liabilities.
2.17 Financial assets
Recognition of financial assets
Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets, other than financial assets measured at FVTPL, are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss. There were no transaction costs related to the acquisition of financials assets in 2023, 2022, or 2021. All of the Group’s financial assets are measured at amortized cost as of 31 December 2023 and 2022.
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

Notes to the Consolidated Financial Statements

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.
Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses ("ECL") on its trade receivables and other debt instruments that are measured at amortized cost. In addition, although contract assets are not financial assets, a loss allowance for ECL are also recognized for such assets. ECL is based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
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
The Group writes off a financial asset when there is no reasonable expectation of recovery, such as information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. A trade receivable or contract asset that is considered uncollectible is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. The Group did not write off any trade receivables or contract assets during the years ended 31 December 2023, 2022, and 2021.
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
The Group recognized derivative liabilities related to the Predecessor Earn Out Shares, OACB Earn Out Shares and assumed OACB warrants. Additionally, the Group recognized an embedded derivative for the conversion feature associated with the Tranche A Convertible Bonds, as further described in Note 21. These features are liability-classified, rather than equity-classified, because the Group is obligated to issue a variable number of ordinary shares to the holder upon conversion or exercise of the feature. Therefore, these derivative liabilities were initially recorded at fair value and remeasured to fair value at each reporting period with gains and losses arising from changes in the fair value recognized in finance income or finance costs, as appropriate.
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
Liabilities to related parties
The majority of the Group’s liabilities to related parties arose from its acquisition of rights for the commercialization of the Group’s biosimilar Adalimumab product in certain territories in Asia from Lotus Pharmaceutical Co. Ltd., a

Notes to the Consolidated Financial Statements

related party, during the year ended 31 December 2021. Pursuant to the terms of the asset acquisition, the Group made an upfront payment of $1.9 million and is required to pay $7.4 million upon the commercial launch of Adalimumab in China which became due on 31 December 2023.
Long-term incentive plans
Share appreciation rights
The Group issued to certain current and former employees share appreciation rights ("SARs") that require settlement in connection with the occurrence of specified, future triggering events. Grants occurred from 2015 through 2020. The awards include a combination of vesting conditions, such as service and performance conditions, as well as non-vesting conditions depending on the particular award. The individuals retain their vested awards upon termination of employment with the Group. Settlement amounts are determined by the change in the Group’s market value from the grant date of the SAR until the triggering events occur. The SARs do not expire at a specific date.
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

Notes to the Consolidated Financial Statements

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
2.20 Leases
The Group assesses whether a contract is or contains a lease at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for those with a lease term of twelve months or less and leases of low value assets. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. The Group’s leased assets consist of various real estate, fleet and equipment leases.
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

Notes to the Consolidated Financial Statements

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
3.        New accounting standards
New standards and interpretations adopted and effective during the periods
The following new IFRS standards have been adopted by the Group effective 1 January 2023:
IFRS 17 - Insurance Contracts
In May 2017, the IASB issued IFRS 17, Insurance Contracts, which replaces IFRS 4, Insurance Contracts. This standard sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts that are within the scope of IFRS 17. In June 2020, the IASB issued Amendments to IFRS 17, which addresses concerns and implementation challenges that were identified after IFRS 17, Insurance Contracts, was published in 2017. The amendments are effective for annual periods beginning on or after 1 January 2023. IFRS 17 requires fundamental accounting changes to how insurance contracts are measured and accounted for. It introduces the general measurement model, based on a risk-adjusted present value of future cash flows that will arise as the insurance contract is fulfilled. This new measurement model aims to provide relevant information of the future cash flows. The general measurement model is modified for the measurement of reinsurance contracts held, direct participating contracts, and investment contracts with discretionary participation features. Also, while the general measurement model applies to all groups of insurance contracts in scope of IFRS 17, a simplified approach (a premium allocation approach) may be used to measure contracts that meet certain criteria. IFRS 17 also includes new disclosure requirements, providing more clarity and transparency for users of financial statements. The adoption of the standard did not have a material impact on the consolidated financial statements of the Group.

IAS 1 (Amendment) - Disclosure of Accounting Policies
The IASB issued Disclosure of Accounting Policies (Amendments to IAS 1) and IFRS Practice Statement 2 Making Materiality Judgements. The amendments replace the requirement for entities to disclose their significant accounting policies with the requirement to disclose their material accounting policy information. The amendments also include guidance to help entities apply the definition of material in making decisions about accounting policy disclosures. The adoption of these amendments did not have a material impact on the consolidated financial statements of the Group.

IAS 8 (Amendments) - Definition of Accounting Estimates
The IASB issued amendments on IAS 8 to help entities to distinguish between accounting policies and accounting estimates. The amendments clarify how companies distinguish changes in accounting policies from changes in accounting estimates, with a primary focus on the definition of and clarifications on accounting estimates. The distinction between the two is important because changes in accounting policies are applied retrospectively, while changes in accounting estimates are applied prospectively. The amendments further clarify that accounting estimates are monetary amounts in the financial statements and are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops accounting estimates to achieve the objective set out by an accounting policy. The amendments are reflected in all financial statements and disclosures of the Group. The adoption of the amendments did not have a material impact on the consolidated financial statements of the Group.

Notes to the Consolidated Financial Statements

IAS 12 (Amendments) - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
The IASB issued amendments on IAS 12, which clarifies how companies shall account for deferred tax on transactions such as leases and decommissioning obligations, with a focus on reducing diversity in practice. The amendments narrow the scope of the initial recognition exemption in paragraphs 15 and 24 of IAS 12 so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize deferred tax assets and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The adoption of the amendments did not have a material impact on the consolidated financial statements of the Group.

IAS 12 (Amendments) - International Tax Reform—Pillar Two Model Rules
In March 2022, the OECD released technical guidance on its 15% global minimum tax agreed as the second ‘pillar’ of a project to address the tax challenges arising from digitalisation of the economy. This guidance elaborates on the application and operation of the Global Anti-Base Erosion (GloBE) Rules agreed and released in December 2021 which lay out a co-ordinated system to ensure that multinational enterprises with revenues above €750 million pay tax of at least 15% on the income arising in each of the jurisdictions in which they operate. In May 2023, the IASB issued amendments to IAS12 Income Taxes to introduce a temporary exception to the requirements to recognise and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. As the Company does not meet the revenue thresholds, this guidance had no impact on the Group's consolidated financial statements.
New and revised IFRS standards in issue but not yet effective
The following new standards are not yet adopted by or effective for the Group and have not been applied in preparing these consolidated financial statements.
IAS 1 (Amendments) – Classification of Liabilities as Current or Non-Current
The IASB issued amendments to IAS 1, which affect the presentation of liabilities as current or non-current in the statement of financial position. The amendment does not impact the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted. The Group currently evaluates the impact of these amendments on the consolidated financial statements.

IAS 1 (Amendments) – Non-current Liabilities with Covenants
These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. The amendments also respond to stakeholders’ concerns about the classification of such a liability as current or non-current. The amendment is effective for annual periods beginning on or after 1 January 2024. The Group currently evaluates the impact of these amendments on the consolidated financial statements.

IFRS 16 (Amendment) - Lease Liability in a Sale and Leaseback
This amendment adds subsequent measurement requirements for sale and leaseback transactions. This amendment includes requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. The amendment is effective for annual periods beginning on or after 1 January 2024. The Group anticipates that the application of this amendment will not have a material impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements

4.        Segment reporting
As disclosed in Note 2, the Group operates and manages its business as one operating segment.
A significant portion of the Group’s revenue is generated from long-term out-license contracts which provide the customer with exclusive rights to a particular territory, which generally span multiple countries or a particular continent, as well as the Group’s promises to continue development of the underlying compound and to provide supply of the product to the customer upon commercialization. Therefore, based on the nature of the customer agreements, revenue information is not currently available on a country-by-country basis.
Revenue from customers based on the geographic market in which the revenue is earned, which predominantly aligns with the rights conveyed to the Group’s customers pursuant to its out-license contracts, is as follows:

	2023	2022	2021
Europe	63,510	39,433	20,509
North America	18,306	30,780	11,660
Asia and other	9,618	12,816	4,603
	91,434	83,029	36,772
Non-current assets, excluding financial instruments and deferred tax assets, based on the location of the asset is as follows:

	2023	2022
Europe	415,659	334,837
North America	5,094	240
Asia and Other	6,194	3,715
	426,947	338,792
Revenue from transactions with individual customers that exceeds ten percent or more of the Group’s total revenue is as follows:

	2023		2022		2021
	Revenue	% Total	Revenue	% Total	Revenue	% Total
Customer A	9,430	10.3%	17,940	21.6%	10,070	27.4%
Customer B	46,954	51.4%	38,376	46.2%	18,369	50.0%
Customer C	8,876	9.7%	12,840	15.5%	1,590	4.3%
Customer D	16,556	18.1%	—	—%	—	—%
5.        Revenue
Disaggregated revenue
The following table summarizes the Groups’ revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers:

	2023	2022	2021
Product revenue (point in time revenue recognition)	48,699	24,836	—
License revenue (point in time revenue recognition)	12,177	424	1,453
Development and other service revenue (over time revenue recognition)	30,558	57,769	35,319
	91,434	83,029	36,772

Notes to the Consolidated Financial Statements

Reassessment of variable consideration
Subsequent changes to the estimate of the transaction price are generally recorded as adjustments to revenue in the period of change. The Group updates variable consideration estimates on a quarterly basis. The quarterly changes in estimates did not result in material adjustments to the Group’s previously reported revenue or trade receivables during the years ended 31 December 2023, 2022, and 2021.
Contract assets and liabilities
A reconciliation of the beginning and ending balances of contract assets and contract liabilities is shown in the table below:

	Contract Assets	Contract Liabilities
31 December 2021	19,438	74,536
Contract asset additions	29,823	—
Amounts transferred to trade receivables	(19,690)	—
Customer prepayments	—	46,127
Revenue recognized	—	(26,782)
Foreign currency adjustment	(915)	51
31 December 2022	28,656	93,932
Contract asset additions	19,634	—
Amounts transferred to trade receivables	(2,412)	—
Derecognition of contract liability	—	(42,089)
Customer prepayments	—	100,555
Revenue recognized	—	(23,101)
Foreign currency adjustment	171	3,147
31 December 2023	46,049	132,444
The net increase in contract assets as of 31 December 2023 is due to revenue recognized when the performance obligation has been met which is offset by the transfer of such amounts to trade receivables on the basis that the Group’s right to that consideration is no longer contingent on its performance. The net increase in contract liabilities as of 31 December 2023 is due to customer prepayments in advance of the Group’s performance. As of 31 December 2023, $10.9 million and $35.2 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 3 years. As of 31 December 2023, $73.3 million and $59.2 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 6 years as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.
Remaining performance obligations
Due to the long-term nature of the Group’s out-license contracts, the Group’s obligations pursuant to such contracts represent partially unsatisfied performance obligations at year-end. The revenues under existing out-license contracts with original expected durations of more than one year are estimated to be $383.0 million. The Group expects to recognize the majority of these revenues over the next 5 years.

Notes to the Consolidated Financial Statements

6.        Salaries and other employee expenses
The average number of individuals employed by the Group during the years ended 31 December 2023, 2022, and 2021 was 999, 858, and 645, respectively. The aggregate salary and other employee expenses incurred by the Group for these employees were as follows:

	2023	2022	2021
Salary expense	107,067	92,082	67,433
Defined contribution plan expense (1)	11,518	10,052	7,694
Long-term incentive plan expense	78	5,481	17,955
Share-based payments (see Note 23)	18,033	10,317	—
Other employee expense	19,718	11,670	10,274
Temporary labor	8,495	5,838	6,164
	164,909	135,440	109,520
(1)Defined contribution plan expense consists of costs incurred by the Group for employees of certain subsidiaries that are required by local laws to participate in pension schemes. These pension schemes are not sponsored or administered by the Group. Pursuant to the requirements of the schemes, the Group is required to contribute a certain percentage of its payroll costs to the pension schemes. Such contributions are charged to the consolidated statements of profit or loss and other comprehensive income or loss as they are incurred in accordance with the rules of the pension schemes.
Salaries and other employee expenses are included within the consolidated statements of profit or loss and other comprehensive income or loss as follows:

	2023	2022	2021
Cost of product revenue	76,908	42,501	—
Research and development expenses	44,339	52,962	71,588
General and administrative expenses	43,662	39,977	37,932
Total salary and other employee expenses	164,909	135,440	109,520
7.        Finance income and finance costs
Finance income earned during the years ended 31 December 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Changes in the fair value of derivatives (see Note 28)	—	1,637	51,549
Interest income from cash and cash equivalents	4,547	556	18
Other interest income	276	356	1
	4,823	2,549	51,568

Notes to the Consolidated Financial Statements

Finance costs incurred during the years ended 31 December 2023, 2022, and 2021 are as follows:

	2023	2022	2021
Changes in the fair value of derivatives (see Note 28)	132,333	96,981	2,804
Interest on debt and borrowings	129,327	71,452	106,548
Consenting fee (see Note 21)	—	7,430	—
Loss on remeasurement of bonds (see Note 21)	—	6,511	—
Interest on lease liabilities (see Note 13)	3,840	6,022	6,423
Amortization of deferred debt issue costs	1,657	23	1,586
	267,157	188,419	117,361
8.        Depreciation, amortization and impairment
Depreciation, amortization and impairment expenses incurred during the years ended 31 December 2023, 2022, and 2021 are as follows:

	2023	2022	2021
Depreciation and impairment of property, plant and equipment (see Note 12)	14,353	9,807	10,666
Depreciation of right of use assets (see Note 13)	8,913	9,869	8,699
Amortization and impairment of intangible assets (see Note 15)	2,723	3,488	4,916
	25,989	23,164	24,281
Depreciation, amortization and impairment expenses are included within the consolidated statements of profit or loss and other comprehensive income or loss as follows:

	2023	2022	2021
Cost of product revenue	15,582	10,053	—
Research and development expenses	6,886	9,757	21,764
General and administrative expenses	3,521	3,354	2,517
Total depreciation, amortization and impairment expense	25,989	23,164	24,281
9.        Audit fees

	2023	2022	2021
Financial Statement audit fees	2,876	2,615	5,502
Other fees, including tax services	462	676	136
Total fees	3,339	3,291	5,638
Financial Statements audit fees consist of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements, including fees for the review of our interim financial information.
Other fees, including tax services, include fees for review of our current and historical financial information included in our SEC registration statements, fees for tax compliance, tax advice, and tax planning.
Audit fees for 2021 included fees for the audit of the consolidated financial statements for 2019 and 2020.

Notes to the Consolidated Financial Statements

10.      Income tax
Taxation recognized in the consolidated statements of profit or loss and other comprehensive income or loss during the years ended 31 December 2023, 2022, and 2021 is as follows:

Current tax
	2023	2022	2021
Direct taxes - current	1,307	1,015	706
Direct taxes – prior year	(60)	(115)	491
Total current tax	1,247	900	1,197
Deferred tax
Current	(89,847)	(54,236)	(48,414)
Prior year	(10,718)	15,269	(477)
Total deferred tax	(100,565)	(38,967)	(48,891)
Total income tax benefit	(99,318)	(38,067)	(47,694)
The prior year deferred tax impact of $10.7 million mainly relates to foreign currency impact on losses denominated in Icelandic krona.
The factors affecting the tax benefit during the years ended 31 December 2023 and 2022 relate to the recognition of a deferred tax asset on accumulated tax losses, as management assessed that it was probable that the accumulated tax losses would be fully utilized in the coming years, as further described below.
There were no accruals for tax contingencies during the years ended 31 December 2023, 2022, and 2021.
The effective tax rate for the year of 15.3% (2022: 6.9%, 2021: 32.0%) is lower than the applicable Luxembourgish statutory rate of corporation tax. The reconciling items between the statutory rate and the effective tax rate are as follows:

	2023	2022	2021
Tax rate	24.9%	24.9%	24.9%
Effect of tax rate in foreign jurisdictions	(3.4%)	(2.4%)	(8.2%)
Permanent differences	(6.7%)	(8.9%)	30.4
Non-recognition of tax losses	(1.5%)	(3.8%)	(15.0%)
Other items	2.0%	(2.9%)	(0.1)
Effective tax rate	15.3%	6.9%	32.0%
The movement in net deferred taxes during the years ended 31 December 2023 and 2022 is as follows:

	2023	2022
Balance at 1 January	209,187	170,268
Deferred tax credited to profit or loss	100,567	38,919
Balance at 31 December	309,754	209,187
Deferred tax assets	309,807	209,496
Deferred tax liabilities	(53)	(309)
Where there is a right of offset of deferred tax balances within the same tax jurisdiction, IAS 12 requires these to be presented after such offset in the consolidated statements of financial position. The closing deferred tax balances included above are after offset; however, the disclosure of deferred tax assets by category below are presented before such offset.

Notes to the Consolidated Financial Statements

The amount of deferred tax recognized in the consolidated statements of financial position as of 31 December 2023 and 2022 is as follows:

	2023	2022
Deferred tax assets attributable to temporary differences in respect of tax losses	301,375	205,290
Deferred tax assets attributable to other temporary differences	11,941	6,832
Deferred tax liabilities attributable to other temporary differences	(3,562)	(2,935)
Net deferred tax assets	309,754	209,187
A deferred tax liability has been recognized in relation to ordinary timing differences arising from depreciation, amortization, other provisions and difference in measurement basis of customer relationships. A deferred tax liability of $3.6 million and $2.9 million has been recognized as of 31 December 2023 and 2022, respectively.
A deferred tax asset has been recognized in relation to ordinary timing differences arising from various provisions, reserves, employee benefits and tax losses carried forward in the Group. The deferred tax asset on tax losses relates to tax losses arising in Iceland, and management considers probable that future forecasted profit associated with product and out-licensing revenue will be available to offset the cumulative tax losses as of 31 December 2023. No deferred tax asset is recognized on tax losses arising in Luxembourg as their recoverability is unlikely to be realized. A deferred tax asset of $309.8 million and $209.5 million is recognized as of 31 December 2023 and 2022, respectively.
These tax losses expire as follows:

2024-2026	68,821
2027-2029	289,608
Later	1,155,294
1,513,723
As of December 2023, the Group has total unused tax losses of $1,514 million which is comprised of $1,501 million of accumulated tax losses in Iceland and $13 million accumulated tax losses in Luxembourg.
11.      Loss per share
Basic loss per share is computed by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period.
Diluted loss per share is computed by adjusting the calculation of basic loss per share for the effects of dilutive potential ordinary shares from financial instruments that may be converted or exercised into ordinary shares of the Group. For the years ended 31 December 2023 and 2022, 86,745,377 and 148,857,998, respectively, potential ordinary shares pursuant to the RSUs, Senior Bond Warrants, Aztiq Convertible Bond, 2022 Convertible Bonds, OACB Warrants, Predecessor Earn Out Shares, and OACB Earn Out Shares (as defined and discussed in Notes 21 and 28) were excluded in the calculation of diluted loss per share, since the effect of doing so would result in a reduction of loss per share and thus be antidilutive.
For the year ended 31 December 2021, there were no potential ordinary shares pursuant to such agreements as all conversion, warrant and funding rights associated with these agreements had been exercised or otherwise expired (refer to Note 22 for further details). Therefore, the calculation of diluted loss per share did not differ from the calculation of basic loss per share.

Notes to the Consolidated Financial Statements

The calculation of basic and diluted loss per share for the years ended 31 December 2023, 2022, and 2021 is as follows (in thousands, except for share and per share amounts):

	2023	2022	2021
Earnings
Loss for the year	(551,731)	(513,580)	(101,504)
Number of shares
Weighted average number of ordinary shares outstanding	227,256,469	197,721,710	110,673,309
Basic and diluted loss per share	(2.43)	(2.60)	(0.92)
12.      Property, plant and equipment
Property, plant and equipment consists of facility and computer equipment, furniture, fixtures and leasehold improvements. Movements within property, plant and equipment during the years ended 31 December 2023 and 2022 are as follows:

	Facility	Facility Equipment	Furniture, fixtures and leasehold improvements	Computer equipment	Total
Cost
Balance at 1 January 2023	115,000	145,150	9,598	1,959	271,707
Reclassification of assets	—	2,771	(112)	(7)	2,652
Additions	—	29,351	1,500	518	31,369
Disposals	—	(1,233)	(23)	(136)	(1,392)
Translation difference	—	679	(85)	(22)	572
Balance at 31 December 2023	115,000	176,718	10,878	2,312	304,908
Depreciation
Balance at 1 January 2023	359	46,002	3,233	1,519	51,113
Reclassification of assets	—	3,330	(112)	(7)	3,211
Depreciation	2,875	10,572	676	230	14,353
Disposals	—	(737)	(22)	(136)	(895)
Translation difference	—	330	40	(23)	347
Balance at 31 December 2023	3,234	59,497	3,815	1,583	68,129
Net carrying amount
Balance at 31 December 2023	111,766	117,221	7,063	729	236,779

Notes to the Consolidated Financial Statements

	Facility	Facility Equipment	Furniture, fixtures and leasehold improvements	Computer equipment	Total
Cost
Balance at 1 January 2022	—	88,510	32,395	1,551	122,456
Reclassification of assets	—	25,486	(25,486)	—	—
Additions	115,000	35,156	2,706	357	153,219
Disposals	—	(2,959)	—	—	(2,959)
Translation difference	—	(1,043)	(17)	51	(1,009)
Balance at 31 December 2022	115,000	145,150	9,598	1,959	271,707
Depreciation
Balance at 1 January 2022	—	33,853	8,614	1,459	43,926
Reclassification of assets	—	5,985	(5,985)	—	—
Depreciation	359	8,752	621	75	9,807
Disposals	—	(2,597)	—	—	(2,597)
Translation difference	—	9	(17)	(15)	(23)
Balance at 31 December 2022	359	46,002	3,233	1,519	51,113
Net carrying amount
Balance at 31 December 2022	114,641	99,148	6,365	440	220,594
On 16 November 2022, the Group entered into a share purchase agreement (the “Share Purchase Agreement”) relating to shares in Fasteignafélagið Sæmundur hf. (“Saemundur”) with ATP Holdings ehf., an affiliate of Aztiq. Pursuant to the Share Purchase Agreement, Alvotech purchased 99.99% of the shares in Saemundur through the issuance the Aztiq Convertible Bond, as defined and discussed in Note 21, and the assumption of debt. At the time of closing, Saemundur’s only asset was the property where Alvotech’s Reykjavik manufacturing and research facility (the “Facility”) are located.
The Share Purchase Agreement was accounted for as an asset acquisition under IFRS 3 as all of the fair value of the gross assets acquired from Saemundur were concentrated in the Alvotech Facility. As a result, the purchase price was determined to be $115.0 million, which consists of $80.0 million related to the fair value of the Aztiq Convertible Bond, $30.0 million in loans assumed by the Company, and $5.0 million associated with the settlement of the pre-existing relationship with Saemundur. The entire purchase price was allocated to the Facility as it was the only asset acquired. Additionally, the Company recognized a $3.9 million loss on the extinguishment of the lease liability related to the Facility. See Note 21 for further details.
The Group pledged $127.4 million and $122.4 million of property, plant and equipment as collateral to secure bank loans with third parties as of 31 December 2023 and 2022, respectively.

Notes to the Consolidated Financial Statements

13.      Leases
The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. The carrying amounts of the Group’s right-of-use assets and the movements during the years ended 31 December 2023 and 2022 are as follows:

	2023	2022
Right-of-use assets
Balance at 1 January	47,501	126,801
Adjustments for indexed leases	7,354	10,201
New leases	74,109	9,583
Cancelled leases	(139)	—
Derecognition due to acquisition of Alvotech Facility (see Note 12)	—	(88,941)
Reclassification	(443)
Depreciation	(8,913)	(9,869)
Translation difference	333	(274)
Balance at 31 December	119,802	47,501

The Group entered into lease agreement with Fasteignafelagid Eyjolfur hf. in April 2023 for a facility expansion in Iceland with remaining lease terms of approximately 15 years as of 31 December 2023. The building is 140,000 square feet and is currently in construction. The expansion is close to being finalized and is expected to be completed in 2024. The lease amount is in substance fixed and is based on construction cost, adjusted monthly. Righ-of-use asset as of 31 December 2023 amounts to $68.5 million.

The Group’s right-of-use assets as of 31 December 2023 and 2022 are comprised of the following:

	2023	2022
Right-of-use assets
Facilities	110,692	41,702
Fleet	389	339
Equipment	8,721	5,460
	119,802	47,501

Notes to the Consolidated Financial Statements

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the years ended 31 December 2023 and 2022 are as follows:

	2023	2022
Lease liabilities
Balance at 1 January	40,532	122,140
Adjustments for indexed leases	7,405	10,247
New leases	72,882	7,458
Cancelled leases	(167)	—
Installment payments	(7,260)	(7,655)
Derecognition due to acquisition of Alvotech Facility (see Note 12)	—	(80,075)
Foreign currency adjustment	1,932	(11,682)
Translation difference	(9)	99
Balance at 31 December	115,315	40,532
Current liabilities	(9,683)	(5,163)
Non-current liabilities	105,632	35,369
The amounts recognized in the consolidated statements of profit or loss and other comprehensive income or loss during the years ended 31 December 2023, 2022, and 2021 in relation to the Group’s lease arrangements are as follows:

	2023	2022	2021
Depreciation expense from right-of-use assets
Facilities	(7,631)	(9,423)	(8,228)
Fleet	(180)	(119)	(38)
Equipment	(1,102)	(327)	(433)
Total depreciation expense from right-of-use assets	(8,913)	(9,869)	(8,699)
Interest expense on lease liabilities	(3,840)	(6,022)	(6,423)
Foreign currency difference on lease liability	(1,932)	11,682	3,744
Loss from extinguishment of lease agreement (see Note 12)	(28)	(3,859)	—
Total amount recognized in profit and loss	(14,713)	(8,068)	(11,378)
The maturity analysis of undiscounted lease payments as of 31 December 2023 and 2022 is as follows:

	2023	2022
Less than one year	14,637	6,000
One to five years	51,053	20,160
Thereafter	89,682	22,274
	155,372	48,434
The Group’s lease liabilities as of 31 December 2023 and 2022 do not include $0.7 million and $0.1 million, respectively, of costs for short-term leases and low value leases.

Notes to the Consolidated Financial Statements

14.      Goodwill
The Group’s goodwill balances as of 31 December 2023 and 2022 are as follows:

	2023	2022
Balance as of 1 January	11,643	12,367
Translation difference	415	(724)
Balance as of 31 December	12,058	11,643
Goodwill is recognized at the Group level, which is determined to be the smallest cash-generating unit. The recoverable amount of the cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on the financial forecast for the period 2024-2030 which reflect the recent business developments of the Group and has been approved by management and the Board of Directors. The Group determined that the terminal growth rate and the discount rate are the key assumptions used in determining the current estimate of value in use.
Cash flows beyond 2030 have been extrapolated using a negative 5% terminal rate in both the 2023 and 2022 value in use calculations, respectively. A discount rate of 25.0% (2022: 27.6%) per annum was used in determining the current estimate of value in use. Since the recoverable amount of the cash-generating unit was substantially in excess of its carrying amount as of 31 December 2023 and 2022, management believes that any reasonably possible change in the key assumptions on which the recoverable amount of the cash-generating unit is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.
There were no goodwill impairment charges recognized in the consolidated statements of profit or loss and other comprehensive income or loss in any prior periods.
15.      Other Intangible assets
Other intangible assets consist of software, customer relationships, and licensed intellectual property rights. Movements in intangible assets during the years ended 31 December 2023 and 2022 are as follows:

	Software	Customer relationships	Intellectual property rights	Total
Cost
Balance at 1 January 2023	13,684	2,181	15,000	30,865
Reclassification of assets	1,002	—	—	1,002
Additions	4,094	—	6,000	10,094
Impairment	(1,779)	—	—	(1,779)
Retirement	—	—	(15,000)	(15,000)
Translation difference	72	90	—	162
Balance at 31 December 2023	17,073	2,271	6,000	25,344
Amortization
Balance at 1 January 2023	3,343	1,870	—	5,213
Amortization	626	318	—	944
Translation difference	28	83	—	111
Balance at 31 December 2023	3,997	2,271	—	6,268
Net carrying amount
Balance at 31 December 2023	13,076	—	6,000	19,076

Notes to the Consolidated Financial Statements

	Software	Customer relationships	Intellectual property rights	Total
Cost
Balance at 1 January 2022	8,777	2,329	15,000	26,106
Additions	7,682	—	—	7,682
Impairment	(2,755)	—	—	(2,755)
Translation difference	(20)	(148)	—	(168)
Balance at 31 December 2022	13,684	2,181	15,000	30,865
Amortization
Balance at 1 January 2022	2,933	1,664	—	4,597
Amortization	423	310	—	733
Translation difference	(13)	(104)	—	(117)
Balance at 31 December 2022	3,343	1,870	—	5,213
Net carrying amount
Balance at 31 December 2022	10,341	311	15,000	25,652
Additions during the year ended 31 December 2023 were primarily comprised of licensed intellectual property rights from Kashiv as detailed below.
Expense for amortization of the Group’s intangible assets is included within the consolidated statements of profit or loss and other comprehensive income or loss as follows:

	2023	2022	2021
Cost of product revenue	318	471	—
Research and development expenses	8	—	324
General and administrative expenses	618	262	599
	944	733	923
At 31 December 2023 and 2022, the Group performed a review of its intangible assets and determined certain software development had been abandoned. In assessing recoverable amount, the Group determined the market for resale was non-existent. Management therefore determined to fully impair the assets, resulting in an impairment charge of $1.8 million and $2.8 million during the years ended 31 December 2023 and 2022, respectively. The impairment charge was recognized as an expense within “General and administrative expense”. For the year ended 31 December 2022, the impairment was recognized as an expense as follows: $2.1 million in "Cost of product revenue" and $0.7 million in "General and administrative expense".
At 31 December 2023, following the termination of the agreement with Biosana, the Group derecognized $15.0 million of other intangible assets relating to intellectual property rights for the co-development and commercialization of AVT23. A corresponding receivable was recognized to reflect the claim against Biosana for full reimbursement. See further information on the receivable in Note 18.
Alvotech entered into an exclusive product licensing and supply agreement with Kashiv for the development and commercialization of AVT23 in September 2023. Under the terms of the agreement, Kashiv granted Alvotech an exclusive right for AVT23 which will be produced using Kashiv’s proprietary process technology and commercialized by Alvotech in specific territories. In exchange, Alvotech made an upfront payment of $3.0 million upon the signing of the agreement, with an additional $3.0 million due upon the beginning of Phase 3 which coincides with the clinical trial application ("CTA") submission.
In addition, Alvotech may be obligated to pay Kashiv up to an aggregate of $25 million (including the $6 million upfront payments mentioned above), payable upon the achievement of various development and regulatory milestones, as well as certain tiered royalty payments up to an aggregate of $15 million based on commercial sales of AVT23. The agreement terminates 10 years after the launch of AVT23 and is subject to certain customary termination rights.

Notes to the Consolidated Financial Statements

16.      Cash and cash equivalents
Cash and cash equivalents
Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as of 31 December 2023 and 2022 are as follows:

	2023	2022
Cash and cash equivalents denominated in US dollars	1,466	10,377
Cash and cash equivalents denominated in other currencies	9,691	56,050
	11,157	66,427
Restricted cash
Restricted cash relates to cash that may only be used pursuant to certain of the Group’s borrowing arrangements. Therefore, these deposits are not available for general use by the Group. Movements in restricted cash balances during the years ended 31 December 2023 and 2022 are as follows:

	2023	2022
Balance at 1 January	25,187	10,087
Additions during the year	—	14,914
Interest income	945	186
Balance at 31 December	26,132	25,187
The Group’s restricted cash is available for use after one year or later.
17.      Inventories
The Group’s inventory balances as of 31 December 2023 and 2022 are as follows:

	2023	2022
Raw materials and supplies	51,524	41,961
Work in progress	33,068	29,450
Finished goods	244	2,121
Inventory reserves	(10,403)	(2,062)
Balance at 31 December	74,433	71,470
The increase in inventory from 31 December 2022 to 31 December 2023 is due to the expansion of the commercial launch of certain of the Group’s biosimilar products.
The Group recognised $42.8 million and $20.9 million within cost of goods sold during the years ended 31 December 2023 and 2022, respectively.
During the years ended 31 December 2023, 2022, and 2021, write-down of inventories amounted to $10.4 million, $2.1 million and $1.2 million, respectively, due to product expiration and results from quality control inspections. There were no reversals of inventory write-downs during the years ended 31 December 2023, 2022, and 2021.

Notes to the Consolidated Financial Statements

18.      Other current assets
The composition of other current assets as of 31 December 2023 and 2022 is as follows:

	2023	2022
Value-added tax	8,801	6,468
Prepaid expenses	22,035	20,601
Proceeds receivable from Convertible Bonds (see Note 21)	—	3,520
Derivative asset	—	851
Other short-term receivables	1,035	1,509
	31,871	32,949
During the year, the Group terminated the co-development agreement with Biosana for AVT23 and derecognized $15.0 million of other intangible assets and $3.5 million of prepaid development costs. A receivable of $18.5 million was recognized under other current assets which was fully reserved due to the uncertainty that it would be collected.
19.      Share capital
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all liabilities. Equity instruments issued by a Group entity are recognized in the amount of the proceeds received, net of direct issue costs.
Prior to the Capital Reorganization the Group’s equity consisted of Class A and Class B ordinary shares (together the “Predecessor Ordinary Shares”). The Group’s authorized share capital was $99.7 million, consisting of the equivalent of 99,961,829 Class A or Class B ordinary shares with a par value of $0.01 per share. All share capital issued as of 31 December 2023 and 2022 was fully paid.
The Capital Reorganization resulted in the following share capital activity:
•All of the outstanding Predecessor Ordinary Shares were exchanged for 180,600,000 Ordinary Shares and 38,330,000 Predecessor Earn Out Shares;
•976,505 of Class A OACB Ordinary Shares were exchanged for Ordinary Shares;
•6,250,000 of Class B OACB Ordinary Shares were exchanged for 5,000,000 Ordinary Shares and 1,250,000 OACB Earn Out Shares; and
•17,493,000 Ordinary Shares were issued in the PIPE Financing.
No dividends were paid or declared during the years ended 31 December 2023, 2022, and 2021.
Share capital and share premium of the Group’s Ordinary Shares issued as of 31 December 2023, and 2022 are as follows (in thousands, except for share amounts):

	2023		2022
	Shares	Share capital and share premium	Shares	Share capital and share premium
Ordinary Shares	266,821,844	1,231,969	252,160,087	1,060,558
Total share capital and share premium	266,821,844	1,231,969	252,160,087	1,060,558

On 10 February 2023, the Company completed a private placement equity offering for gross proceeds of $137.0 million, and transaction costs of $4.1 million, of its ordinary shares, par value $0.01 per share, at a purchase price of $11.57 per share. The shares were delivered from previously issued ordinary shares held by Alvotech’s subsidiary, Alvotech Manco ehf. As a result of proceeds raised from the private placement offering, the Company extinguished the derivative financial liability related to the Senior Bond Warrants since the Company has not anymore the obligation to issue the penny warrants representing 1.0% of the fully diluted ordinary share capital.

Notes to the Consolidated Financial Statements

This was accounted for as an extinguishment of a derivative financial liability in the consolidated statements of profit or loss and other comprehensive income or loss. See Notes 21 and 28 for further information.
Movements in the Group’s Class A and Class B ordinary shares, share capital and share premium during the years ended 31 December 2023, 2022, and 2021 are as follows (in thousands, except for share amounts):

	Ordinary Shares	Predecessor Ordinary Shares	Share capital	Share premium	Total
Balance at 1 January 2021	—	7,259,139	73	166,740	166,813
Share issue	—	6,222,660	62	833,378	833,440
Balance at 31 December 2021	—	13,481,799	135	1,000,118	1,000,253
Elimination of Predecessor Ordinary Shares (Note 1.1)	—	(13,481,799)	(135)	135	—
Issuance of Ordinary Shares (Note 1.1)	186,576,505	—	1,866	63,169	65,035
PIPE Financing (Note 1.1)	17,493,000	—	175	174,755	174,930
Transaction costs arising on share issue	—	—	—	(5,562)	(5,562)
Predecessor Earn Out Shares (Note 1.1)	38,330,000	—	—	(227,500)	(227,500)
OACB Earn Out Shares (Note 1.1)	1,250,000	—	—	(9,100)	(9,100)
SARs Settlement (Note 22)	3,510,582	—	35	30,267	30,302
Settlement of related party loans with Ordinary Shares	5,000,000	—	50	32,150	32,200
Balance at 31 December 2022	252,160,087	—	2,126	1,058,432	1,060,558
Capital contribution	11,834,061	—	118	132,618	132,736
Vested earn-out shares	—	—	6	8,300	8,306
Penny warrants (Note 28)	2,479,962	—	25	27,159	27,184
Public warrants (Note 28)	553,552	—	6	7,612	7,618
Settlement of RSUs with shares (Note 23)	838,919	—	8	5,095	5,103
Settlement of SARs with shares (Note 22)	(1,044,737)	—	(10)	(9,526)	(9,536)
Balance at 31 December 2023	266,821,844	—	2,279	1,229,690	1,231,969
Alvotech Manco ehf., a subsidiary of Alvotech hf., owns 22,905,618 Ordinary Shares in Alvotech. Such shares are intended for the future issuance of Ordinary Shares under the Management Incentive Plan and other equity offerings.
20.      Other reserves
The composition of other reserves as of 31 December 2023 and 2022 is as follows:

	2023	2022
Equity component of convertible bonds	21,391	16,034
Share based payments	21,520	14,548
	42,911	30,582

Notes to the Consolidated Financial Statements

21.      Borrowings
The Group’s debt consists of interest-bearing borrowings from financial institutions, related parties and third parties. Outstanding borrowings, net of transaction costs, presented on the consolidated statements of financial position as current and non-current as of 31 December 2023 and 2022 are as follows:

	2023	2022
Senior Bonds	549,411	530,506
2022 Convertible Bonds	155,914	32,441
Aztiq Convertible Bond	80,663	65,793
Alvogen Facility	76,556	64,588
Other borrowings	97,615	71,242
Total outstanding borrowings, net of debt issue costs	960,159	764,570
Less: current portion of borrowings	(38,025)	(19,916)
Total non-current borrowings	922,134	744,654
Convertible shareholder loans
In connection with the Business Combination Agreement (see Note 1.1), on 7 December 2021, the Group’s shareholders entered into the BCA Framework Agreement resulting in the exercise of the conversion, warrant, and funding rights associated with the convertible shareholder loans. As a result, the following issuances of Class A ordinary shares occurred:
•1,522,103 shares from the exercise of warrant and funding rights in exchange for $101.3 million of cash;
•1,137,248 shares from the exercise of warrant rights in exchange for the settlement of $73.7 million of accrued payment-in-kind interest; and
•2,306,555 shares resulting from the conversion of $166.8 million of outstanding principal and accrued payment-in-kind interest.
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

Notes to the Consolidated Financial Statements

Group recognized a gain on extinguishment of financial liabilities of $2.6 million during the year ended 31 December 2021, primarily driven by the difference between the fair value of the post-transaction bonds and the carrying amount of the pre-transaction bonds. The gain on extinguishment of financial liabilities also includes the following:
•Transaction costs and fees incurred as part of the extinguishment;
•The acceleration of previously deferred debt issue costs incurred in connection with the issuance of the pre-transaction bonds; and
•The acceleration of previously unamortized accretion of the pre-transaction bonds.
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
In January and June of 2022, the Group amended the terms of the outstanding bonds. The amendments resulted in the following:
•Following the close of the Business Combination, the interest rate will range from 7.5% to 10.0% depending on the amount of aggregate net proceeds, as defined by the terms of the amended bond agreement;
•A $7.4 million consent fee, recognized as finance costs, paid to the bondholders who did not vote against the Business Combination Agreement;
•The requirement for Alvotech to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account; and
•A decrease in the interest rate to 7.5%, following the closing of the Business Combination, if the Company issues additional shares within six months of the Closing Date, resulting in the Company exceeding the amount of aggregate net proceeds, as defined in the bond agreement.
As a result of the closing of the Business Combination, there was a change in future cash flows on the bonds related to the increase in interest rate from 7.5% to 10.0%. The Company remeasured the carrying value in accordance with IFRS 9 to the present value of the revised cash flows and recognized a $6.5 million loss on the remeasurement of the bonds. The outstanding bonds were subsequently amended as described below.
Senior Bonds
On 16 November 2022, the Group amended and upsized the outstanding bonds by $70.0 million. The amended bond agreement (the “Senior Bonds”) resulted in the following:
•An increase in principal from $455.7 million at the time of the amendment, to $525.7 million;
•An increase in the interest rate, resulting in a range from 10.75% to 12.0% depending on the occurrence of certain events, as defined by the terms of the agreement. The Group accounted for this interest rate feature (the “Senior Bond Interest Rate Feature”) as an embedded derivative, classified as an other current asset in the consolidated statement of financial position as of 31 December 2022;
•Amended the terms of the related party loans from Alvogen, setting forth subordination conditions;
•Contingently issuable penny warrants (exercise price of $0.01) to the bondholders (the “Senior Bond Warrants”) if certain events occur, issuable in two tranches representing 1.5% and 1.0% of the fully diluted ordinary share capital, as defined in the Senior Bonds agreement (see Note 28).
The Group determined that the 16 November 2022 transaction was a substantial modification to its bonds and accounted for the transaction as an extinguishment. As a result, the Group recognized a loss on extinguishment of financial liabilities of $40.9 million, including $12.1 million of transaction costs, during the year ended 31

Notes to the Consolidated Financial Statements

December 2022, primarily driven by the difference between the fair value of the post-transaction Senior Bonds and the Senior Bond Warrants and the carrying amount of the pre-transaction bonds. The loss on extinguishment of financial liabilities includes the following:
•Extinguishment of bonds with a carrying value of $440.1 million, including $4.8 million of accrued interest;
•Net cash proceeds of $57.9 million, including transaction costs paid of $12.1 million;
•Recognition of a $4.6 million derivative asset for the Senior Bond Interest Rate Feature;
•Recognition of $528.2 million and $15.4 million representing the fair value of the new Senior Bonds and Senior Bond Warrants (see Note 28), respectively.
As a result of proceeds raised from the private placement offering executed in February 2023, the Company extinguished the liability related to the senior bond warrants since the Company has not anymore the obligation to issue the penny warrants representing the 1.0% Senior Bond Warrants (see Note 28 for further information).
As of 31 December 2023, the carrying amount of the Senior Bonds is $549.4 million, compared to $530.5 million as of 31 December 2022. The Group has the option, at any time, to prepay all or any part of the outstanding bonds in exchange for the payment of the redemption premium pursuant to the terms of the agreement.
The Group has pledged its intellectual property as collateral for the Senior Bonds. Additionally, the Group has pledged the Facility of up to $600 million over the Facility as collateral for the Senior Bonds (2nd lien pledge), as further described in Note 12.
2022 Convertible Bonds
On 20 December 2022, the Group issued two tranches of convertible bonds (the “2022 Convertible Bonds”). Tranche A is ISK denominated with a principal balance of $59.1 million, of which $3.5 million in cash proceeds were received in February 2023, and carries an annual payment-in-kind interest rate of 15% per year, while Tranche B is USD denominated with a principal balance of $0.6 million and carries an annual payment-in-kind interest rate of 12.5% per year. The maturity date of the Convertible Bonds is the later of the (i) 20 December 2025 or (ii) 91 days after the earlier of the full redemption or the final maturity date of the Senior Bonds. Holders of both the Tranche A and Tranche B of the 2022 Convertible Bonds, may elect, at their sole discretion, to convert all or part of the principal amount and accrued interest into Alvotech Ordinary Shares at a conversion price of $10.00 per share on 31 December 2023, 30 June 2024, or upon mandatory or optional redemption of the bonds.
The conversion features (the “Tranche A Conversion Feature” and “Tranche B Conversion Feature”) for both the Tranche A and Tranche B of the 2022 Convertible Bonds were determined to be embedded derivatives as the economic characteristics and risks are not closely related to the debt host. The Group classified the Tranche A Conversion Feature as a liability due to the variability created by conversion rates resulting from the tranche being denominated in ISK and was determined to have a fair value of $24.9 million at issuance date (see Note 28 for further details). The Group classified the Tranche B Conversion Feature as equity due to the conversion price having preservation and passage of time adjustments that meet the fixed-for-fixed criteria.
On 25 January 2023, the Company issued an additional $10.0 million of Tranche B Convertible Bonds. The Tranche B Conversion Feature associated with this additional issuance was determined to have a fair value of $1.4 million at issuance date.
On 24 July 2023, Alvotech announced that Teva and Alvotech have agreed to expand their existing partnership agreement. As part of the agreement, Teva acquired Tranche B Convertible Bonds in principal amount of $40 million. The Tranche B Conversion Feature associated with this additional issuance was determined to have a fair value of $3.9 million at issuance date.

On 31 July 2023, Alvotech completed a private placement of Tranche A Convertible Bonds for a total principal amount of $100 million, or approximately ISK 13 billion at current exchange rates. As part of this private placement, ATP Holdings ehf., an affiliated of Aztiq, acquired Tranche A Convertible Bonds in principal amount of $30 million. The Tranche A Conversion Feature associated with these additional issuances was determined to have a fair value of $45.6 million at issuance date (see Note 28 for further details).

Notes to the Consolidated Financial Statements

As of 31 December 2023, the carrying amount of the Tranche A and Tranche B of the 2022 Convertible Bonds is $107.1 million and $48.8 million, respectively.
Aztiq Convertible Bond
On 16 November 2022, the Group issued a convertible bond (also known as the “Aztiq Convertible Bond”) to ATP Holdings ehf, an affiliate of Aztiq, for the Share Purchase Agreement and the acquisition of the Alvotech Facility (See Note 12). The Aztiq Convertible Bond has a principal amount of $80.0 million and carries an interest rate of 12.50% per annum. Interest is payable in six-month intervals and is capitalized and added to the outstanding principal amount of the bonds. The maturity date of the convertible bond is the later of the (i) 16 November 2025 or (ii) 91 days after the earlier of the full redemption or the final maturity date of the Senior Bonds. Bondholders have the right to convert their outstanding bonds into ordinary shares of Alvotech on 30 December 2023, 30 June 2024, or when the bond has been called or put up for mandatory or optional redemption, for a conversion price is $10.00 per share.
The conversion feature (the “Aztiq Conversion Feature”) was determined to be an embedded derivative as the economic characteristics and risks are not closely related to the debt host. The Group classified the Aztiq Conversion Feature as equity due to the conversion price having preservation and passage of time adjustments that meet fixed-for-fixed criteria. As a result, the Group recognized the following related to the Aztiq Convertible Bond:
•$64.0 million related to the debt host;
•$16.0 million related to the Aztiq Conversion Feature; and
•$30.0 million related to the loans (the “Facility Loans”) on the building, which were assumed by the Group as part of the asset acquisition.

In April 2023, we were communicated that ATP Holdings ehf. sold a portion of the Aztiq Convertible Bond to Mitsui & Co., Ltd. ("Mitsui"), a global trading and investment company headquartered in Japan, and Shinhan Healthcare fund 5 ("Shinhan"), a fund established under the laws of the Republic of Korea.
As of 31 December 2023, the carrying amount of the Aztiq Convertible Bond was $80.7 million and includes $15.1 million held by ATP Holdings ehf. The carrying amount of the Aztiq Convertible Bond was $65.8 million as of 31 December 2022.
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
On 12 July 2022, the Company entered into settlement agreements with both Aztiq and Alvogen for the $25.0 million in related party loans provided by each party. As a result of the settlement agreements, Aztiq and Alvogen each received 2,500,000 Ordinary Shares. The settlement was accounted for as an extinguishment of financial liabilities. In accordance with IFRS 9, the difference between the fair value of the consideration paid for the settlement, which was determined to be $32.2 million, and the extinguished financial liabilities of $50.0 million was recognized as a gain on the extinguishment of financial liabilities in the consolidated statement of profit or loss and other comprehensive income or loss.
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

Notes to the Consolidated Financial Statements

In connection with the 16 November 2022 Senior Bonds amendment, Alvotech entered into a subordinated loan agreement with Alvogen (the “Alvogen Facility”). As part of the subordinated loan agreement, the Group agreed to the following:
•Rollover the $63.3 million outstanding, which includes $3.3 million of accrued interest, under the Alvogen loans, into the new subordinated loan agreement, and withdraw an additional $50.0 million in loans;
•The interest rate was increased from 10% per annum to 17.5% per annum on the outstanding amounts under the loan facility;
•A repayment date of 91 days after the full redemption or the final maturity date of the Senior Bonds; and
•Contingently issuable penny warrants to the bondholders (the “Alvogen Facility Warrants”) if certain events occur, representing 4.0% of the fully diluted ordinary share capital, as defined in the Alvogen Facility agreement.
The Group determined that the 16 November 2022 transaction was a substantial modification to its related party loans and accounted for the transaction as an extinguishment. As a result, the Group recognized the following:
•Extinguishment of bonds with a carrying value of $63.2 million, including $3.2 million of accrued interest;
•Net cash proceeds of $50.0 million; and
•Recognition of $113.2 million and $1.3 million representing the fair value of the new Alvogen Facility and Alvogen Facility Warrants, respectively.
On 20 December 2022, the Company repaid $50.0 million under the Alvogen Facility, with proceeds from the 2022 Convertible Bonds. As a result, Alvotech extinguished the liability to issue the Alvogen Facility Warrants.
As of 31 December 2023, the carrying amount of the Alvogen Facility is $76.6 million, compared to $64.6 million as of 31 December 2022.
Facility Loans
As noted above, the Group assumed the Facility Loans as part of the asset acquisition for the Facility. On 9 December 2022, the Group extinguished the assumed loans from Arion banki hf., with an outstanding balance of $30.9 million, with two new loans from Landsbankinn hf. for $48.8 million, with variable interest rate, currently 8.3% and 9.3% per annum. The refinancing resulted in net cash proceeds of $17.2 million after transaction costs paid. The Group has pledged the facility as collateral to secure these loans (1st lien pledge), as further described in Note 12.

These two loans were denominated in Icelandic Krona and included a conversion clause to convert them into USD. The conversion of these two loans took place in March 2023.

Under the terms of the loan agreements after conversion, the first loan includes annuity payments that are due monthly with a final maturity in December 2029 and a variable interest rate of USD Secured Overnight Funding Rate ("SOFR") plus a margin of 4.75%. The second loan is a bullet loan with a final maturity in December 2027 and a variable interest rate of USD SOFR plus a margin of 3.75%

The Group determined that conversion to USD of the two loans was a substantial modification to loan agreements and accounted for the transaction as an extinguishment. No gain or loss was recognized as part of the extinguishment.
As of 31 December 2023, the carrying amount of the Facility Loans is $48.5 million.
Other borrowings
In 2015 and 2016, the Group entered into several term loan agreements with a financial institution for a total principal amount of $25.9 million. The loan agreements set forth terms and conditions between the Group and the financial institution, inclusive of certain representations and non-financial covenants. Per the terms of the loan

Notes to the Consolidated Financial Statements

agreements, the loans mature throughout 2024, depending on the issuance date of each loan. Interest on the loans is based on variable interest rate of USD SOFR plus a margin of 4.95%, payable on a monthly basis. Interest accrued and unpaid at the end of each interest period increases the principal obligations owed by the Group to the financial institution. As of 31 December 2023, the outstanding balance on the loans is $0.5 million, compared to a balance of $3.2 million as of 31 December 2022.
On 22 February 2022, the Group entered into a credit facility agreement with Landsbankinn hf. with the ability to draw down an amount up to $8 million. The credit facility is in place to help finance equipment purchases in the future. Per the terms of the credit facility, any borrowings are required to be paid by 1 August 2024 and have a variable interest rate of USD SOFR plus a margin of 4.95%. As of 31 December 2023, the outstanding balance on the credit facility was $7.8 million, compared to $13.9 million as of 31 December 2022.
On 22 February 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $3.2 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in March 2029. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2023, the outstanding balance on the loan was $2.5 million, compared to $2.9 million as of 31 December 2022.
On 5 August 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $1.8 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in August 2029. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2023, the outstanding balance on the loan was $1.6 million, compared to $1.8 million as of 31 December 2022.
On 4 August 2023, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $11.5 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in August 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2023, the outstanding balance on the loan was $11.0 million.
The Group is in compliance with all representations and non-financial covenants required by these agreements. In addition, the Group has pledged equipment as collateral to secure these borrowings, as further described in Note 12.
On 14 December 2023, the Group entered into a qualified receivable financing agreement with Landsbankinn hf. for a principal amount of $25.0 million. The qualified receivable financing arrangement has a variable interest rate of USD SOFR plus a margin of 3.50% and a maturity of April 2024. As of 31 December 2023, the outstanding balance on the loan was $25.0 million. The Group has pledged $25 million of its trade receivables to secure this financing.

Movements in the Group’s outstanding borrowings during the years ended 31 December 2023 and 2022 are as follows:

	2023	2022
Borrowings, net at 1 January	764,570	400,911
Recognition of deferred debt issue costs	(6,115)	(2,889)
Accretion/derecognition of borrowings discount	15,770	35,065
Recognition of new borrowings discount	(50,953)	(43,241)
Proceeds from new borrowings	275,311	467,196
Loans from related party converted to equity	—	(50,000)
Repayments of borrowings	(99,367)	(83,951)
Accrued interest	58,212	40,424
Amortization of deferred debt issue costs	1,657	23
Foreign currency exchange difference	1,075	1,032
Borrowings, net at 31 December	960,159	764,570
The weighted-average interest rates of outstanding borrowings for the years ended 31 December 2023, 2022, and 2021 are 12.73%, 12.41%, and 14.83%, respectively.

Notes to the Consolidated Financial Statements

The table below details the changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated cash flow statement as cash flows from financing activities.

	1 January 2023	Financing Cash flows (a)	Capitalized loan cost changes	Fair value changes, including accretion	Other changes (b)	Foreign exchange impact	31 December 2023
2022 Convertible Bonds and Aztiq Convertible Bond	98,234	145,358	1,657	(36,071)	27,603	(204)	236,577
Senior Bonds (including related party)	530,506	—	—	888	18,017	—	549,411
Other borrowings	71,242	25,102	—	—	(8)	1,279	97,615
Alvogen Facility	64,588	—	—	—	11,968	—	76,556
Borrowings, net	764,570	170,460	1,657	(35,183)	57,580	1,075	960,159
(a)The cash flows from bank loans, loans from related parties and other borrowings make up the net amount of proceeds from borrowings and repayments of borrowings in the cash flow statement.
(b)Other changes include interest accruals and effects of payments including $3.5 million in cash received from borrowings from the 2022 Convertible Bonds and transaction cost of $9 million paid in 2023.

	1 January 2022	Financing Cash flows (a)	Capitalized loan cost changes	Fair value changes, including accretion	Other changes (b)	Foreign exchange impact	Conversion to Equity	Other non-cash movements	31 December 2022
2022 Convertible Bonds and Aztiq Convertible Bond	—	55,852	(2,865)	(40,245)	1,528	444	—	83,520	98,234
Senior Bonds (including related party)	394,129	70,000	—	32,069	34,308	—	—	—	530,506
Other borrowings	6,782	33,112	—	—	762	588	—	29,998	71,242
Alvogen Facility	—	110,000	—	—	4,588	—	(50,000)	—	64,588
Borrowings, net	400,911	268,964	(2,865)	(8,176)	41,186	1,032	(50,000)	113,518	764,570
(a)The cash flows from bank loans, loans from related parties and other borrowings make up the net amount of proceeds from borrowings and repayments of borrowings in the cash flow statement.
(b)Other changes include interest accruals and payments.

Contractual maturities of principal amounts on the Group’s outstanding borrowings as of 31 December 2023 and 2022 are as follows:

	2023	2022
Within one year	38,025	19,916
Within two years	867,273	3,804
Within three years	4,932	696,646
Within four years	37,857	3,374
Thereafter	12,072	40,830
	960,159	764,570

Notes to the Consolidated Financial Statements

22.      Long-term incentive plans
Share appreciation rights
Prior to 2020, the Group granted SARs to three former employees. During the year ended 31 December 2021 and 2020, the Group granted SARs to one and two current employees, respectively. There were no new granted SARs in the years ended 31 December 2023 and 2022.
Settlement of SARs
In connection with the closing of the Business Combination, the Company reached a settlement agreement for share appreciation rights previously awarded to certain current and former employees. The rights were settled as follows:
•two former employees will each receive 1,755,291 Ordinary Shares to be issued one year after the Closing Date. In accordance with IFRS 2, the settlements were accounted for as a modification of a share-based payment transaction that changes the awards classification from cash-settled to equity-settled;
•one former employee will receive a $1.5 million cash payment in July 2022; and
•one current employee can elect to receive a cash payment of $1.5 million or 150,000 Ordinary Shares to be issued one year after the Closing Date. The Company recognized the cash settlement option as a liability with a fair value of $0.8 million and the share settlement option as equity with a fair value of $0.7 million.
The settlement agreements resulted in a net $36.8 million decrease in the SARs liability, a $31.0 million increase in equity equal to the fair value of the Ordinary Shares issued to the two former employees, a $1.5 million increase in other current liabilities, and income of $4.3 million in "General and administrative expense" recognized for the difference between the extinguished liabilities and the fair value of consideration paid to the current and former employees. As of 31 December 2022, the Company recognized $0.7 million as an other current liability related to the remaining SARs liability.
All liabilities described above have been fully settled in 2023 as follows:
•Shares were delivered to the two former employees, on a net basis after tax withholding, resulting in a total of 2,465,845 shares which has been reflected accordingly in Note 19.
•The employee who could choose between receiving $1.5 million or 150,000 Ordinary Shares elected to receive the cash payment.
Employee incentive plan
Movements in the Group’s employee incentive plan liabilities during the years ended 31 December 2023 and 2022 are as follows:

	2023	2022
Balance at 1 January	12,317	14,935
Additions	78	5,075
Payments	(11,736)	(7,693)
Balance at 31 December prior to reclassification	659	12,317
Reclassified to other current liabilities	(659)	(11,773)
Balance at 31 December	—	544
23.      Share-based payments
On 1 December 2022, the Renumeration Committee authorized and the Group granted RSUs to employees, executives, and directors granting rights to Ordinary Shares once vesting conditions are met. Compensation expense for RSUs is determined based upon the market price of the Ordinary Shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a 1 to 4-year period, with a 1-year cliff vesting period

Notes to the Consolidated Financial Statements

and subsequent monthly vesting, resulting from participants completing a service condition. Movements in RSUs during the year ended 31 December 2023 are as follows:

	2023		2022
	RSUs	Weighted Average Fair Value	RSUs	Weighted Average Fair Value
Outstanding at 1 January	6,979,482	$6.72	—	—
New grants during the year	820,602	$8.79	7,659,044	$6.68
Forfeited during the year	(1,587,929)	$7.11	—	—
Vested during the year	(2,466,374)	$6.67	(679,562)	$6.30
Outstanding at 31 December	3,745,781	$7.04	6,979,482	$6.72
The Group recognized $18.0 million and $10.3 million of share-based payment expense during the years ended 31 December 2023 and 2022, respectively, as follows:

	2023	2022
Cost of product revenue	3,319	1,522
Research and development expenses	3,991	2,994
General and administrative expenses	10,723	5,801
	18,033	10,317
24.      Litigation
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
The Group incurred approximately $0.0 million, $8.7 million and $13.5 million in legal expenses during the years ended 31 December 2023, 2022, and 2021, respectively, in preparation for, and/or in relation to, these litigations. Aside from this matter, the Group is not currently a party to any material litigation or similar matters.
25.      Related parties
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
The Group entered into lease agreement with Fasteignafélagið Eyjólfur hf. in April 2023 for a new facility in Iceland with remaining lease terms of approximately 15 years as of 31 December 2023 (see Note 13). The Group also entered into seventeen separate lease agreements with Flóki Fasteignir ehf. (HRJAF ehf.) throughout 2020, 2021 and 2023 for a group of apartment buildings in Iceland used for temporary housing of employees and third party

Notes to the Consolidated Financial Statements

contractors. Two of the leases were terminated during the year ended 31 December 2021. The remaining lease terms for the other fifteen leases approximate 7 years, on average, as of 31 December 2023.
The Group entered into office sublease sharing agreement with Alvogen UK Ltd. in August 2023. The agreement was effective from 1 January 2023 and shall terminate upon the expiration or termination of the Lease.
The Group entered into art lease agreement with Flóki-Art ehf. in January 2023, as a result of the Share Purchase Agreement (see Note 12). The leased asset is located in Sæmundargata 15-19, Reykjavik. The remaining lease term for the leased asset is 15 years, as of 31 December 2023.
The Group provides and receives certain support services through arrangements with Aztiq, Alvogen, and Alvogen Malta (Outlicensing) Ltd. (Adalvo). Services provided to Alvogen consist of finance, administrative, legal and human resource services. Services received from Alvogen primarily consist of marketing, salary processing, and information technology support services. Services received from Adalvo primarily consist of legal, regulatory, supply chain management, and portfolio and market intelligence services.
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
Interest includes interest expense on borrowings. Interest expenses on loans from related parties are presented as “Finance costs” in the consolidated statements of profit or loss and other comprehensive income or loss. Borrowings are presented as “Borrowings” and “Current maturities of borrowings” on the consolidated statements of financial position. See Note 21 for further details on the borrowing arrangements with related parties.
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

Notes to the Consolidated Financial Statements

Related party transactions as of and for the year ended 31 December 2023 are as follows:

	Purchased service / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	11,968	—	—	76,556
ATP Holdings ehf. - Sister company (a)	9,193	—	—	49,560
Aztiq Fjárfestingar ehf. – Sister company	—	4	—	—
Aztiq Consulting ehf. – Sister company	178	69	—	54
Flóki-Art ehf. - Sister company	88	—	—	422
Alvogen Iceland ehf. - Sister company	19	1	—	484
Alvogen ehf. - Sister company	—	152	16	—
Alvogen UK - Sister company	273	—	—	581
Alvogen Finance B.V. - Sister Company	3,382	—	—	65
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	—	29	29	7,440
Lotus International Pte. Ltd. - Sister company	—	2	—	—
Alvogen Emerging Markets - Sister company	108	—	—	—
Alvogen Inc. - Sister company	305	—	—	284
Alvotech and CCHT Biopharmaceutical Co., Ltd. (c)	—	—	758	539
Adalvo Limited - Sister company	402	189	86	337
Adalvo UK - Sister company	—	49	—	—
Flóki Invest ehf - Sister company	680	—	—	251
Floki Holdings S.à r.l. - Sister company	40	—	—	—
Alvogen Malta Sh. Services - Sister company	—	—	7	—
Alvogen Spain SL - Sister company	14	—	—	15
Norwich Clinical Services Ltd - Sister company	642	—	—	170
Fasteignafélagið Eyjólfur ehf - Sister company (d)	3,807	102	—	69,732
Flóki fasteignir ehf. - Sister company	1,682	—	—	11,466
	32,781	597	896	217,956
(a)The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities (see Note 21). In relation to the private placement of Tranche A Convertible Bonds in July, the Company paid underwriters fee to APT Holding amounting to $3.3 million. The underwriter’s fee is accounted for as a transaction cost that is amortized through profit and loss over the life of the instrument.
(b)Payables to Lotus Pharmaceuticals Co. Ltd. consists of the other current liability as further described in Note 2. This other current liability is presented as “Liabilities to related party” on the consolidated statements of financial position.
(c)The amount receivable from Alvotech & CCHN Biopharmaceutical Co., Ltd. relates to amounts due for reference drugs used in research and development studies and certain consulting fees incurred by the Group.
(d)Refer to Note 13 for the details of the new lease.

Notes to the Consolidated Financial Statements

Related party transactions as of and for the year ended 31 December 2022 are as follows:

	Purchased service / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	5,415	—	—	64,588
Aztiq Fjárfestingar ehf. – Sister company	216	—	—	20
Aztiq Consulting ehf. - Sister company	442	—	—	25
ATP Holdings ehf. - Sister company (a)	1,254	—	765	81,254
Fasteignafélagið Sæmundur hf. - Sister company (e)	7,189	—	—	—
Fasteignafélagið Eyjólfur ehf - Sister company	—	196	—	—
Alvogen Iceland ehf. - Sister company	465	174	—	484
Alvogen ehf. - Sister company	—	68	1	—
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	—	3	2	7,440
Lotus International Pte. Ltd. - Sister company	—	4	3	—
Alvogen Emerging Markets - Sister company	98	—	—	—
Alvogen Korea co. Ltd - Sister company	—	1	—	—
Alvogen Inc. - Sister company	585	266	12	222
Alvotech and CCHT Biopharmaceutical Co., Ltd. (c)	—	—	758	—
Adalvo Limited - Sister company	1,218	106	—	349
Alvogen Malta Sh. Services - Sister company	603	—	7	—
Alvogen Spain SL - Sister Company	117	—	—	—
Norwich Clinical Services Ltd - Sister company	301	—	—	31
Alvogen Pharma Pvt Ltd - Sister Company	1,159	—	—	—
Flóki fasteignir ehf. - Sister company	1,516	—	—	8,876
L41 ehf.	26	—	—	—
Lambhagavegur 7 ehf. (d)	537	—	—	—
	21,141	818	1,548	163,289
(a)The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities including discount and accretion (see Note 21).
(b)Payables to Lotus Pharmaceuticals Co. Ltd. consists of the long-term liability as further described in Note 2. This long-term liability is presented as “Other long-term liability to related party” on the consolidated statements of financial position.
(c)The amount receivable from Alvotech & CCHN Biopharmaceutical Co., Ltd. relates to amounts due for reference drugs used in research and development studies and certain consulting fees incurred by the Group.
(d)Lambahagavegur is no longer a related party as it was sold during the year ended 31 December 2023.
(e)Fasteignafélagið Sæmundur hf. was acquired as part of the Share Purchase Agreement, with ATP Holdings ehf., on 16 November 2022. The related party transactions reflect activity until the acquisition date. See Note 12 and Note 21 for further details.

Notes to the Consolidated Financial Statements

Related party transactions for the year ended 31 December 2021 are as follows:

	Purchased service / interest	Sold service
Alvogen Lux Holdings S.à r.l. – Sister company (a)	9,383	—
Aztiq Pharma Partners S.à r.l. – Sister company (a)	16,048	—
Alvogen Aztiq AB – Sister company (a)	297	—
Aztiq Fjárfestingar ehf. (a)	120	—
Fasteignafélagið Sæmundur hf. - Sister company	7,762	—
Alvogen Iceland ehf. - Sister company	454	2,308
Alvogen ehf. - Sister company	6	2
Alvogen UK - Sister company	299	—
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	—	312
Alvogen Emerging Markets - Sister company	238	—
Alvogen Korea co. Ltd - Sister company	—	9
Alvogen Inc. - Sister company	89	654
Alvogen Malta Sh. Services - Sister company	1,216	151
Alvogen Pharma Pvt Ltd - Sister Company	491	—
HRJÁF ehf - Sister company	1,415	—
L41 ehf.	29	—
Lambhagavegur 7 ehf.	713	—
	39,940	3,715
(a)The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities (see Note 21).
(b)Payables to Lotus Pharmaceuticals Co. Ltd. consists of the long-term liability as further described in Note 2. This long-term liability is presented as “Other long-term liability to related party” on the consolidated statements of financial position.
Commitments and guarantees
The Group does not have any contractual commitments with its related parties other than the receivables, loans and payables previously disclosed.
Key management personnel
At 31 December 2023 and 2022 there are no loans to the members of the Board of Directors and the CEO. In addition, there were no transactions carried out between the Group and members of the Board of Directors nor the CEO in the years ended 31 December 2023 and 2022. The Board of Directors’ remuneration is shown in the table below.

Notes to the Consolidated Financial Statements

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2023
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	156	—	104	1,143,713
Ann Merchant, Board Member	113	—	104	10,582
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Linda McGoldrick, Board Member	81	—	104	10,582
Lisa Graver, Board Member	71	—	104	10,582
Tomas Ekman, Board Member*	—	—	—	—
	421	—	416	1,175,459
*Waived their board compensation (both cash and equity)
**Direct share ownership

	2023
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Robert Wessman CEO	1,491	26	—	—
Other Executive Team Members (9)	5,020	346	52	9,456
	6,511	372	52	9,456

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2022
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board	740	—	—	—
Richard Davies, Vice-Chairman	68	—	—	1,133,131
Ann Merchant, Board Member (from 16.6.2022)	43	—	—	—
Árni Harðarson, Board Member (from 16.6.2022)*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Linda McGoldrick, Board Member (from 16.6.2022)	38	—	—	—
Lisa Graver, Board Member (from 16.6.2022)	38	—	—	—
Tomas Ekman, Board Member*	—	—	—	—
Hirofumi Imai, Board member (until 16.6.2022)	—	—	—	—
	927	—	—	1,133,131
*Waived their board compensation (both cash and equity)
**Direct share ownership

	2022
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Mark Levick CEO	892	162	1,157	—
Other Executive Team Members (9)	5,400	446	820	5,015
	6,292	608	1,977	5,015

Notes to the Consolidated Financial Statements

26.      Other current liabilities
The composition of other current liabilities as of 31 December 2023 and 2022 is as follows:

	2023	2022
Unpaid salary and salary related expenses	31,340	15,620
Accrued interest	3,333	2,249
Accrued vacation leave	6,075	5,025
Employee incentive plan	659	12,433
Accrued expenses	21,313	18,720
	62,720	54,047
27.      Interests in joint ventures
In September 2018, Alvotech hf., a subsidiary of the Group, entered into a joint venture agreement with Changchun High & New Technology Industries (Group) Inc. (the “joint venture partner”, "CCHN") to form a newly created joint venture entity, Alvotech & CCHN Biopharmaceutical Co., Ltd. (the “joint venture” or “JVCO”). The purpose of the JVCO is to develop, manufacture and sell biosimilar products in the Chinese market. The JVCO’s place of business is also the country of incorporation.

Name of entity	Place of business	Ownership interest		Carrying Amount
		2023	2022	2023	2022
Alvotech & CCHN Biopharmaceutical Co., Ltd.	China	50%	50%	18,494	48,568
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
The following table provides the change in the Group’s investment in a joint venture during the years ended 31 December 2023 and 2022:

	2023	2022
Balance at 1 January	48,568	55,307
Share in losses	(7,153)	(2,590)
Impairment loss on investment in joint venture	(21,519)	—
Translation difference	(1,402)	(4,149)
Balance at 31 December	18,494	48,568

The Group did not receive any dividends from JVCO during the years ended 31 December 2023, 2022, and 2021. The Group had a $5.0 million commitment to provide a cash contribution to JVCO as of 31 December 2020, which was paid during the year ended 31 December 2021. Similarly, the joint venture partner had a $50.0 million commitment to provide a cash contribution to JVCO as of 31 December 2020, which was also paid during the year ended 31 December 2021. The Group does not have any remaining commitments to JVCO as of 31 December 2023 and 2022. Furthermore, the Group does not have any contingent liabilities relating to its interests in JVCO as of 31 December 2023 or 2022. While there are no significant restrictions resulting from contractual arrangements with JVCO, entities in China are subject to local exchange control regulations. These regulations provide for restrictions on exporting capital from those countries, other than dividends. As of 31 December 2023, it had become clear that there were uncertainties around the economic conditions in China. Accordingly, the Group recorded an impairment loss on its investment in JVCO based on discussions between Alvotech and CCHN to buy back Alvotech´s interest in the joint venture. The Group estimated the recoverable amount using value in use where the recoverable amount is estimated as the future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal.

Notes to the Consolidated Financial Statements

28.      Financial instruments
Accounting classification and carrying amounts
Financial assets as of 31 December 2023 and 2022, all of which are measured at amortized cost, are as follows:

	2023	2022
Cash and cash equivalents	11,157	66,427
Restricted cash	26,132	25,187
Trade receivables	41,292	32,972
Other current assets	1,035	5,880
Receivables from related parties	896	1,548
Other long-term assets	336	4,484
	80,848	136,498
Financial liabilities as of 31 December 2023 and 2022 are as follows:

	2023	2022
Borrowings (measured at amortized cost)	960,159	764,570
Derivative financial liabilities (measured at FVTPL)	520,553	380,232
Other long-term liability to related party (measured at amortized cost)	—	7,440
Long-term incentive plan (measured at FVTPL)	—	544
Trade and other payables (measured at amortized cost)	80,563	49,188
Lease liabilities (measured at amortized cost)	115,315	40,532
Liabilities to related parties (measured at amortized cost)	9,851	1,131
Other current liabilities	61,873	53,664
	1,748,314	1,297,301
It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of the Senior Bonds, Aztiq Convertible Bond, 2022 Convertible Bonds, and Alvogen Facility, since any applicable interest receivable or payable is either close to current market rates or the instruments are short-term in nature. Material differences between the fair values and carrying amounts of these borrowings are identified as follows:

	31 December 2023
	Carrying Amount	Fair Value
Senior Bonds	549,411	559,867
Aztiq Convertible Bond	80,663	84,756
2022 Convertible Bonds	155,914	217,419
Alvogen Facility	76,556	82,060
	862,544	944,102

Notes to the Consolidated Financial Statements

	31 December 2022
	Carrying Amount	Fair Value
Senior Bonds	530,506	535,167
Aztiq Convertible Bond	65,793	65,772
2022 Convertible Bonds	32,441	52,463
Alvogen Facility	64,588	66,883
	693,328	720,285
Fair value measurements
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured at fair value on a recurring basis as of 31 December 2023 and 2022:

	2023
	Level 1	Level 2	Level 3	Total
Senior Bond Warrants	19,715		—	19,715
Tranche A Conversion Feature	—	—	118,830	118,830
Predecessor Earn Out Shares	—	349,900	—	349,900
OACB Earn Out Shares	—	6,200	—	6,200
OACB Warrants	25,908	—	—	25,908
	45,623	356,100	118,830	520,553

	2022
	Level 1	Level 2	Level 3	Total
Senior Bond Warrants	—	—	45,325	45,325
Tranche A Conversion Feature	—	—	38,055	38,055
Senior Bond Interest Rate Feature (included in other current assets)	—	—	851	851
Predecessor Earn Out Shares	—	276,200	—	276,200
OACB Earn Out Shares	—	10,500	—	10,500
OACB Warrants	10,152	—	—	10,152
	10,152	286,700	84,231	381,083

The following table provides a reconciliation of Level 3 financial instruments:

	Senior Bond Warrants	Tranche A Conversion Feature	Senior Bond Interest Rate Feature
1 January 2023	45,325	38,055	851
Issuance	—	45,555	—
Revaluation	—	35,220	—
Transfer to Level 1	(45,325)	—	—
Extinguishment	—	—	(851)
31 December 2023	—	118,830	—

Notes to the Consolidated Financial Statements

The Group recognized the transfer of the Senior Bond Warrants from Level 3 to Level 1 for $19.7 million (2022: $45.3 million) during the year ended 31 December 2023 due to the lift of the lock-up period for the un-exercised Senior Bond Warrants. The Group did not recognize any transfer of assets or liabilities between levels of the fair value hierarchy during the years ended 31 December 2022 and 2021.
On 16 November 2022, the Group amended and upsized the outstanding bonds by $70.0 million. The amended bond agreement of the Senior Bonds resulted in, among other things, an increase in the interest rate, resulting in a range from 10.75% to 12.0% depending on the occurrence of certain events, as defined by the terms of the agreement (see Note 21). The Group accounted for this interest rate feature (the “Senior Bond Interest Rate Feature”) as an embedded derivative, classified as an "Other current assets" in the consolidated statement of financial position as of 31 December 2022. Since the conditions to adjust the coupon rate have not been met as of 31 March 2023 per the terms of the agreement, the interest rate on the Senior Bonds is now fixed and the embedded derivative previously recorded has been extinguished during the year ended 31 December 2023, resulting in a loss on extinguishment of $0.9 million recorded in finance costs.
Senior Bond Warrants
As noted in Note 21, as a result of proceeds raised from the private placement offering executed in February 2023, the Company extinguished the derivative financial liability related to the senior bond warrants since the Company has not anymore the obligation to issue the 1.0% Senior Bond Warrants, resulting in a gain on extinguishment of $6.5 million. In January and February 2023, the Senior Bond Warrant holders (also known as penny warrant holders) elected to exercise their warrants. As a result, 2,479,962 ordinary shares were issued in exchange for the exercising of the penny warrants. The Company received an immaterial amount of cash and recognized the transaction as an extinguishment of the derivative financial liabilities.
The fair value of the Senior Bond Warrants was derived from the publicly quoted trading price of the Ordinary Shares at the valuation date. As of 31 December 2023, the Company had 1,718,845 warrants with an exercise price of $0.01, representing the 1.5% tranche of Senior Bond Warrants. The Senior Bond Warrants had a fair value of $19.7 million as of 31 December 2023. The change in fair resulted in $8.1 million of finance costs for the year ended 31 December 2023.
Tranche A Conversion Feature
As noted in Note 21, in connection with the Convertible Bonds the Group classified the Tranche A Conversion Feature as an embedded derivative liability due to the variability created by conversion rates resulting from the tranche being denominated in ISK. The conversion feature had a fair value of $118.8 million as of 31 December 2023. The change in fair resulted in $35.2 million of finance costs for the year ended 31 December 2023.
The fair value of the Tranche A Conversion Feature was determined using a lattice model that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.
The following table presents the assumptions and inputs that were used for the model in valuing the Tranche A Conversion Feature:

	31 December 2023	31 December 2022
Stock price	$11.48	$10.00
Conversion price	$10.00	$10.00
Volatility rate	57.5%	45.0%
Risk-free interest rate	4.2%	4.2%
Dividend yield	0.0%	0.0%
Risky yield	16.3%	19.3%

Notes to the Consolidated Financial Statements

Predecessor Earn Out Shares
As part of the Business Combination, Predecessor shareholders were granted a total of 38,330,000 Ordinary Shares subject to certain vesting conditions (“Predecessor Earn Out Shares”). One half of the Predecessor Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the Alvotech ordinary share price is at or above a volume weighted average price (“VWAP”) of $15.00 per share for any ten trading days within any twenty-trading day period, with the other half vesting at a VWAP of $20.00 per share for any ten trading days within any twenty-trading day period. The Predecessor Earn Out Shares are accounted for as derivative financial liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the consolidated statement of profit or loss and other comprehensive income or loss. The Predecessor Earn Out Shares had a fair value of $349.9 million as of 31 December 2023, resulting in $73.7 million of finance costs during the year ended 31 December 2023.
The fair value of the Predecessor Earn Out Shares was determined using Monte Carlo analysis that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.
The following table presents the assumptions and inputs that were used for the model in valuing the Predecessor Earn Out Shares:

	31 December 2023	31 December 2022
Number of shares	38,330,000	38,330,000
Share price	$11.48	$10.00
Volatility rate	55.0%	45.0%
Risk-free rate	3.97%	4.05%
OACB Earn Out Shares
Former OACB shareholders were granted a total of 1,250,000 Ordinary Shares subject to certain vesting conditions (“OACB Earn Out Shares”). One half of the OACB Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the Alvotech ordinary share price is at or above a VWAP of $12.50 per share for any ten trading days within any twenty-trading day period, with the other half vesting at a VWAP of $15.00 per share. On 17 February 2023, the first half of OACB Earn Out Shares vested resulting in the issuance of 625,000 ordinary shares by the Group. The OACB Earn Out Shares are accounted for as derivative financial liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the consolidated statement of profit or loss and other comprehensive income or loss. The OACB Earn Out Shares had a fair value of $6.2 million as of 31 December 2023, resulting in $4.0 million of finance costs during the year ended 31 December 2023.
The fair value of the OACB Earn Out Shares was determined using a Monte Carlo analysis that incorporated inputs and assumptions as further described below. Assumptions and inputs associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.
The following table presents the assumptions and inputs that were used for the model in valuing the OACB Earn Out Shares:

	31 December 2023	31 December 2022
Number of shares	625,000	1,250,000
Share price	$11.48	$10.00
Volatility rate	55.0%	45.0%
Risk-free rate	3.97%	4.05%

Notes to the Consolidated Financial Statements

OACB Warrants
Additionally, as part of the Business Combination the Company assumed the 10,916,647 outstanding OACB Warrants, on substantially the same contractual terms and conditions as were in effect immediately prior to the Business Combination, including an exercise price of $11.50. Each warrant entitles the holder to purchase one Alvotech ordinary share. During 2023, holders of the OACB warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one ordinary share per warrant. The exercises resulted in the issuance of 553.552 ordinary shares and cash proceeds of approximately $6.3 million. The OACB warrants are accounted for as derivative financial liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the consolidated statement of profit or loss and other comprehensive income or loss. The OACB warrants had a fair value of $25.9 million as of 31 December 2023. The fair value of the warrants was derived from the publicly quoted trading price at the valuation date. The change in fair value of the OACB Warrants resulted in $17.0 million of finance costs during the year ended 31 December 2023.
Capital management
The capital structure of the Group consists of equity, debt and cash. For the foreseeable future, the Board of Directors will maintain a capital structure that supports the Group’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing the financial risks of the Group, as further described below. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2023 and 2022.
Financial risk management
The Group’s corporate treasury function provides services across the organization, coordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the Group’s operations through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of fluctuations in market interest rates primarily relates to the cash in bank and borrowings that are subject to floating interest rates.
The following table provides an interest rate sensitivity analysis for the effect on loss before tax:

	2023	2022
Variable-rate financial instruments +100	(89)	(186)
Variable-rate financial instruments -100	89	186
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group uses the US dollar as its reporting currency and conducts business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily in European, Icelandic and UK market currencies, as well as in the Swiss franc.

Notes to the Consolidated Financial Statements

Below are the foreign currencies that have the most significant impact on the Group’s operations.

	Closing rate		Average rate		Change
	2023	2022	2023	2022
EUR	1.105	1.061	1.091	1.052	4.1%
GBP	1.275	1.204	1.266	1.233	5.9%
ISK	0.007	0.007	0.007	0.007	5.1%
CHF	1.188	1.071	1.156	1.047	10.9%
INR	0.012	0.012	0.012	0.013	0.1%
The Group’s assets and liabilities that are denominated in foreign currencies as of 31 December 2023 are as follows:

	Assets	Liabilities	Net assets
EUR	36,568	46,303	(9,735)
GBP	69	3,479	(3,410)
ISK	3,247	144,812	(141,565)
CHF	335	7,488	(7,153)
INR	167	536	(369)
The Group’s assets and liabilities that are denominated in foreign currencies as of 31 December 2022 are as follows:

	Assets	Liabilities	Net assets
EUR	36,420	26,514	9,906
GBP	111	1,538	(1,427)
ISK	49,484	109,507	(60,023)
CHF	69	7,305	(7,236)
INR	11	517	(506)
A reasonable possible strengthening or weakening of the Group’s significant foreign currencies against the USD would affect the measurement of financial instruments denominated in a foreign currency and affect profit or loss and equity by the amount shown in the sensitivity analysis table below. The analysis assumes that all other variables, such as interest rates, remain constant.

	EUR	GBP	ISK	CHF	INR
Year ended 31 December 2023
-10% weakening	(974)	(341)	(14,156)	(715)	(37)
+10% strengthening	974	341	14,156	715	37
Year ended 31 December 2022
-10% weakening	(991)	(143)	(6,002)	(724)	(51)
+10% strengthening	991	143	6,002	724	51

Notes to the Consolidated Financial Statements

Credit risk
Credit risk it the risk that a counterparty will not fulfill its contractual obligations under a financial instrument contract, leading to a financial loss for the Group. The maximum credit risk exposure for the Group’s financial assets as of 31 December 2023 and 2022 is as follows:

	2023	2022
Cash and cash equivalents	11,157	66,427
Restricted cash	26,132	25,187
Other assets	43,559	44,884
	80,848	136,498
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
Other assets primarily consist of other current assets, as described in Note 18, and trade receivables and contract assets recognized in connection with the Group’s performance pursuant to its contracts with customers, all of which are large multinational pharmaceutical companies. In 2023, the Group recognized a receivable of $18.5 million in other current assets following the termination of the co-development agreement with Biosana which was fully reserved as of 31 December 2023 due to the uncertainty of its collection (see Note 18). There are no other significant amounts past due as of 31 December 2023 and 2022 and the Group concludes that any expected credit losses with respect to these assets, except as described above, is immaterial.
Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.
Contractual maturities of financial assets and liabilities as of 31 December 2023 are as follows:

	Within one year	One to two years	Thereafter	Total
Financial assets
Non-interest bearing	43,223	—	—	43,223
Variable-interest bearing	11,157	—	26,468	37,625
Total financial assets	54,380	—	26,468	80,848
Financial liabilities
Non-interest bearing	142,436	—	—	142,436
Fixed-interest bearing - Borrowings	66,309	1,101,185	—	1,167,494
Derivative liabilities	—	520,553	—	520,553
Variable-interest bearing - Borrowings	44,995	10,198	65,826	121,019
Total financial liabilities	253,740	1,631,936	65,826	1,951,502

Notes to the Consolidated Financial Statements

Contractual maturities of financial assets and liabilities as of 31 December 2022 are as follows:

	Within one year	One to two years	Thereafter	Total
Financial assets
Non-interest bearing	40,400	—	—	40,400
Variable-interest bearing	66,427	—	29,671	96,098
Total financial assets	106,827	—	29,671	136,498
Financial liabilities
Non-interest bearing	104,366	—	7,984	112,350
Fixed-interest bearing - Borrowings	45,757	66,308	896,921	1,008,986
Derivative liabilities	—	—	380,232	380,232
Variable-interest bearing - Borrowings	25,259	8,036	59,109	92,404
Total financial liabilities	175,382	74,344	1,344,246	1,593,972
Refer to Note 13 for the maturity analysis of the Group’s undiscounted lease payments.
29.      Supplemental cash flow information
Supplement cash flow information for the years ended 31 December 2023, 2022, and 2021 is included below (see Note 21 for non-cash movements in borrowings).

Non-cash investing and financing activities	2023	2022	2021
Acquisition of property, plant and equipment in trade payables and other current liabilities	2,266	4,131	3,812
Acquisition of intangibles in trade payables and other current liabilities	930	4,075	—
Right-of-use assets obtained through new operating leases	74,109	9,583	18,871
Purchase of Facility through Aztiq Convertible Bond	—	115,005	—
Non-cash issuance of Aztiq Convertible Bond	—	80,000	—
Equity issued through conversion of borrowings	—	32,200	346,043
Acquisition of other intangible assets through financing agreements	—	—	461
Settlement of RSUs with shares	678	—	—
Settlement of SARs with shares	13,767	—	—
30.      Subsequent events
The Group evaluated subsequent events through 20 March 2024, the date the consolidated financial statements were available to be issued.
On 15 February 2024, the Company announced it has reached settlement agreements with Johnson & Johnson in Japan, Canada and in the EEA for AVT04, a biosimilar to Stelara (ustekinumab). Regulatory approval for AVT04 in these markets has already been granted. Market applications for AVT04 are currently pending in additional global markets, including in the U.S. Alvotech's commercialization partner in Canada, JAMP Pharma, launched AVT04 in Canada on March 1, 2024. Launch of AVT04 in Japan is anticipated after the upcoming round of National Health Insurance reimbursement price listings, in May 2024. Entry to the first European markets is expected as soon as possible after the expiration date of the European Supplementary Protection Certificate (SPC) for Stelara, which is in late July 2024.
On 23 February 2024, the Company announced that the FDA has approved SIMLANDI (adalimumab) injection, as an interchangeable biosimilar to Humira, for the treatment of adult rheumatoid arthritis, juvenile idiopathic arthritis, adult psoriatic arthritis, adult ankylosing spondylitis, Crohn’s disease, adult ulcerative colitis, adult plaque psoriasis,

Notes to the Consolidated Financial Statements

adult hidradenitis suppurativa and adult uveitis. In 2023, Humira was one of the highest-grossing pharmaceutical products in the world, with sales in the U.S. of nearly $12.2 billion. Teva is Alvotech’s strategic partner for the exclusive commercialization of SIMLANDI in the United States.
On 26 February 2024, the Company announced the sale of 10,127,132 Ordinary Shares for an approximate value of $166 million (net proceeds of $160 million), par value USD 0.01 per share, at a purchase price of $16.41 per share, or ISK 2,250 per share at the foreign exchange rates on 23 February 2024. The Shares will be delivered to the Investors from previously issued treasury shares held by Alvotech’s subsidiary, Alvotech Manco ehf. The Transaction took place on the Nasdaq Iceland Exchange.
On 12 February 2024, the second tranche of OACB Earn Out Shares vested resulting in the issuance of 625,000 Ordinary Shares. The issuance of Ordinary Shares for the second tranche will be accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
On 12 February 2024, the first tranche of Predecessor Earn Out Shares vested resulting in the issuance of 19,165,000 Ordinary Shares. The issuance of Ordinary Shares for the first tranche will be accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
Subsequent to 31 December 2023, Senior Bond Warrant holders elected to exercise their warrants. As a result, 1,501,599 Ordinary Shares were issued in exchange for the exercising of the penny warrants. The Company received an immaterial amount of cash and will recognize the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities will be recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
Subsequent to 31 December 2023, holders of the OACB Warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one Ordinary Share per warrant. The exercises result in the issuance of 419,660 Ordinary Shares and cash proceeds of $4.8 million. The Company will recognize the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities will be recognized in the consolidated statements of profit or loss and other comprehensive income or loss.