Form 20-F
period 2024-12-31
Alvotech
filed 2025-03-27
CIK 1898416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________
FORM 20-F
____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2024
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
____________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual company report: 301,805,677 Ordinary Shares and 9,943,434 Warrants to purchase Ordinary Shares.
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

Large Accelerated Filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
•We may need to raise substantial additional funding. This additional funding may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights, or may not be available on acceptable terms or at all. Failure to obtain such necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
•The regulatory review and approval processes of the FDA, European Commission and comparable national or regional authorities are lengthy, time consuming and have uncertain outcomes. If we and our collaboration partners are unable to obtain regulatory approval for our product candidates, our business will be substantially harmed. We cannot give any assurance that marketing authorization applications for any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.
•Our product candidates may cause unexpected side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if granted.
•Our commercial products will remain subject to continuous subsequent regulatory obligations and scrutiny.

•We rely on third parties to conduct our nonclinical and clinical studies and perform other tasks. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
•We are subject to a multitude of risks related to manufacturing. Any adverse developments affecting the manufacturing operations of our biosimilar products could substantially increase our costs and limit supply.
•Our biosimilar product candidates, if approved, will face significant competition from the reference products, from other biosimilar products that reference the same products, other biosimilars, and from other medicinal products approved for the same indication(s) as the reference products. Our failure to effectively compete may prevent us from achieving significant market penetration and expansion.
•We are dependent on our partners for the commercialization of our biosimilar products in certain markets, and their failure to commercialize in those markets could have a material adverse effect on our business and operating results.
•If we or one of our partners infringes or is alleged to infringe the intellectual property rights of third parties, our business could be harmed. Avoiding and defending against infringement claims could be expensive and time consuming, which may in turn prevent or delay our development and commercialization efforts.
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
We are a biotech company with a limited operating history. We have incurred losses in each year since inception in 2013, including losses of $231.9 million, $551.7 million, and $513.6 million for the years ended 31 December 2024, 2023, and 2022, respectively. We had an accumulated deficit of $2,437.7 million as of 31 December 2024.
We have devoted substantially all of our financial resources to identify and develop our product candidates, including conducting, among other things, analytical characterization, process development and manufacture, formulation and clinical studies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity securities, debt financing and the issuance of bond instruments (convertible and non-convertible) , as well as through revenue from product sales and milestone payments received under certain license and development agreements. The amount of our future net losses will depend, in part, on the rate of our future expenditures, the amount of our product revenue and our ability to obtain funding through equity or debt financings or strategic collaborations. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk.
There can be no guarantee that we will receive regulatory approval for our product candidates in any country. For any of our product candidates that receive approval, our revenue will depend upon the therapeutic indications for which approval is granted, the size of any markets in which our product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our product candidates in those markets. However, even if one or more of our product candidates gain regulatory approval and is commercialized, we may never become profitable.
We expect to continue to incur significant expenses, which could lead to increasing operating losses for the immediate future. We anticipate that our expenses will increase substantially if and as we:
•prepare for and support commercial launch of our products which have received approval;
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
•create additional infrastructure to support our operations; and
•experience any delays or encounters issues with any of the above, including but not limited to failed studies, conflicting results, safety issues, supply chain issues, and other delays, whether or not due to public health emergencies, litigation or regulatory challenges that may require longer follow-up of existing studies, additional major studies or additional supportive studies in order to obtain regulatory approval.
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
Although we have received upfront payments, milestone and other contingent payments and/or funding for development from some of our collaboration and license agreements, and some product revenue since we launched AVT02 since 2022 in various phases (under the trade names HUKYNDRA, SIMLANDI and ADALACIP, depending on the jurisdiction) and AVT04 in 2024 in various phases (under the trade names USTEKINUMAB BS (F) and UZPRUVO, depending on the jurisdiction) we have generated limited revenue from product sales. Our ability to continue to generate revenue and achieve profitability depends on the ability of our strategic collaboration partners, to successfully commercialize our approved biosimilars and our ability to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, as well as successfully commercialize, our biosimilar candidates. We cannot predict if and when we will begin generating substantial product revenue from additional jurisdictions for approved biosimilars or from one or more additional biosimilar candidates, as this depends heavily on our success in many areas, including but not limited to:
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
Even if product candidates that we develop are approved for commercial sale, we may incur significant costs in order to manufacture and commercialize any such product. Our expenses could increase beyond our expectations if we are required by the FDA, the European Commission, the European Medicines Agency (the "EMA"), other comparable foreign regulatory authorities, or by any unfavorable outcomes in intellectual property litigation filed against us, to change our manufacturing processes or assays or to perform clinical, nonclinical, analytical or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the timing of our entry into a particular market or territory, the number of biosimilar competitors in such markets and whether any have regulatory exclusivity, the national laws governing substitution, the accepted price for the product, the ability to get reimbursement at any price, the nature and degree of competition from the reference product and other biosimilar companies (including competition from large pharmaceutical companies entering the biosimilar market that may be able to gain advantages in the sale of biosimilar products based on brand recognition and/or existing relationships with customers and payors), our ability to manufacture sufficient quantities of the product of sufficient quality and at a reasonable cost and whether we own (or has partnered to own) the commercial rights for that territory. If the market for our product candidates (or its share of that market) is not as significant as we expect, the regulatory approval is narrower in scope than we expect (e.g., for a narrow indication or set of indications) or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are unable to successfully complete development and obtain regulatory approval for our product candidates in significant markets, our business may suffer. Additionally, if we are not able to generate substantial revenue from the sale of any approved products or the costs necessary to generate revenues increase significantly, we may never become profitable.
Our operating and financial results are subject to concentration risk.
Our operational and financial results are subject to concentration risk. Our success will depend significantly on the development of a limited number of product candidates, their regulatory approval in a limited number of jurisdictions and their commercialization by a limited number of commercial partners. Even if we are successful in developing and commercializing all of these products, our revenue will be dependent on a limited number of products that would account for a significant majority of our revenues. Unfavorable changes or the non-occurrence of certain anticipated events with respect to any of these limited number of products, jurisdictions or commercial partners may disproportionally affect our global results. As of 31 December 2024, we have only generated product revenue through sales of AVT02 in the United States, Canada, Australia and select European markets through certain commercialization partners, and of AVT04 in Canada, Japan and select European markets. See also “—We are dependent on our partners, for the commercialization of our biosimilars and biosimilar candidates in certain major markets, and their failure to commercialize in those markets could have a material adverse effect on our revenue, business and operating results.”
We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.
Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. If our business does not generate sufficient cash flow, if currently anticipated costs and revenues are not realized on schedule, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. Furthermore, our debt obligations are secured by substantially all of our intellectual property. For example, in June 2024, we entered into a secured term loan credit agreement (the “Secured Loan Facility”) for term loan commitments in an aggregate principal amount of $965.0 million, of which $900.0 million was drawable as “first out” term loans (the “First Out Term Loans”) and $65.0 million drawable as “second out” term loans (the “Second Out Term Loans”). If we cannot service our debt payments under the Secured Loan Facility, the lenders may take possession, sell, exchange, license or otherwise dispose of our intellectual property, which we have pledged as collateral for the loan. If we cannot generate sufficient cash flow to make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, we may be forced to reduce or discontinue operations or seek protection of the bankruptcy laws, our business may be harmed and our securityholders may lose some or all of their investment.

We may need to raise substantial additional funding. This additional funding may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights, or may not be available on acceptable terms or at all. Failure to obtain such necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
Developing our product candidates is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates through clinical studies.
With cash and cash equivalents of $51.4 million as of 31 December 2024, management has determined that although there is an uncertainty, this uncertainty does not represent a material uncertainty and does not give rise to significant doubt over our ability to continue as a going concern. The audited consolidated financial statements appearing elsewhere in this Annual Report have been prepared on a going concern basis without adjustments that might result from the outcome of this uncertainty and the report of our independent registered public accounting firm thereon includes an explanatory paragraph to that effect.
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
Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us or the possibility of such issuance may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute the share ownership of our existing shareholders. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or for specific strategic considerations. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all. In addition, the perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.
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
As of 31 December 2024, we had $1,068.6 million in outstanding indebtedness, consisting of $990.7 million under the Secured Loan Facility, and $77.8 million in bank loans, including the mortgage on our Reykjavik facility and loans to help finance equipment purchases. In addition, we may incur additional indebtedness in order to finance our operations, make acquisitions or to repay existing indebtedness. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our ability as a whole, to generate cash flow to cover the expected debt service. Our articles of incorporation do not contain a limitation on the amount of debt we may incur, and the board of directors may change our target debt levels at any time without the approval of shareholders.
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

We cannot be certain that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our debt or credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. If we cannot service our debt, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms, or at all, or on terms that would be advantageous to our securityholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements

We may need to refinance all or a portion of our indebtedness and cannot assure you that refinancing will be available on commercially reasonable terms, or at all.

As of 31 December 2024, we had $1,068.6 million in outstanding indebtedness, that matures between July 2029 and July 2030, excluding our rolling credit facilities. We may need to refinance all or a portion of our indebtedness, on or before its maturity.

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
Based on the legislation currently into effect, as European public company with limited liability, issuers of listed securities on an EU regulated market, with registered office in Luxembourg, and qualifying as a parent company of a large group, we will be subject over time to the sustainability disclosure requirements set out in the EU Corporate Sustainability Reporting Directive and the disclosure requirements set out in the EU Taxonomy Regulation.
On 12 July 2020 the Regulation 2020/852/EU (“the Taxonomy Regulation”) entered into force. The goal of the Taxonomy Regulation is to create a uniform, credible, science-based system to classify activities that are environmentally sustainable by determining (among other conditions) if they substantially contribute to specific environmental objectives. The broader objective of the Taxonomy Regulation is to help financial market participants and other relevant actors to identify which economic operators carry out environmentally sustainable economic activities, and make it easier for these relevant actors to raise funding for these activities, while safeguarding investors against greenwashing.
On 5 January 2023, Directive 2022/2464/EU (the “Corporate Sustainability Reporting Directive” or “CSRD”) entered into force. The CSRD is aimed at amending inter alia which amends the non-financial reporting requirements set out in Directive 2013/34/EU (the “Accounting Directive”) as previously amended also by the Directive 2014/95/EU (the “Non-Financial Reporting Directive” or “NFRD”). The CSRD introduces new mandatory reporting obligations that requires in-scope entities to publish audited sustainability information in their management reports (or consolidated management report), addressing environmental, social and governance (“ESG”) matters in line with new mandatory European sustainability reporting standards (“ESRS”) adopted by the European Commission through secondary legislation.
This will involve setting up processes to gather the relevant data, conduct materiality assessments and prepare a CSRD-compliant report, which is normally a time-consuming and costly exercise.
Certain disclosures for in-scope entities are mandatory, even if the entity considers that there are no material impacts, risks or opportunities. Materiality’ under the CSRD must be assessed following the double materiality principle. Double materiality means that the reporting entity should consider both financial materiality (i.e., sustainability matters which from the investor perspective are material to the company’s development, performance and position) and impact materiality (i.e., the impact of corporate activity on sustainability matters from the perspective of citizens, consumers, employees etc.). Impacts, risks and opportunities are material if they satisfy one or both of these materiality tests.
The disclosure requirements under the CSRD will apply alongside the EU Taxonomy Regulation, which (a) creates a classification system to determine when an economic activity qualifies as “environmentally sustainable” and (b) requires companies in scope of the Accounting Directive, including those brought into scope by the CSRD, to disclose the proportion of turnover, capital and operational expenditure directed towards activities that qualify as “environmentally sustainable” (this information should be disclosed even if the contribution is none).
All EU reporting entities must have the sustainability section of their management report audited by a third-party accredited auditor to confirm that it has been prepared in accordance with the relevant ESRS and Article 8 of the Taxonomy Regulation.

Subject to implementation into national law by the EU Member States, the CSRD requirements will become effective in stages, based on the characteristics of undertakings, with earliest application from 1 January 2024 (reporting in 2025 on 2024 data). As a European public company with limited liability, issuers of listed securities on an EU regulated market, with registered office in Luxembourg, and qualifying as a parent company of a large group, we would have fallen under the scope of application of the new sustainability-related reporting requirements for the financial year 2024. Since Luxembourg has not transposed the CSRD into national law yet, CSRD is not applicable to us for financial year 2024 and the previous regime remains applicable, as set forth under the Accounting Directive, amended by the NFRD and implemented into Luxembourg national law by the law of 23 July 2016 as regards the disclosure of non-financial and diversity information.
The disclosures set out in the NFRD/CSRD and the EU Taxonomy Regulation should be also considered together with the adjusted proposal of the Directive 2024/1760/EU ("Corporate Sustainability Due Diligence Directive” or “CSDDD”), which entered into force on 25 July 2024. The CSDDD sets out new due diligence duties for large companies with (a) more than 1000 employees and (b) a net worldwide turnover of over EUR 450 million generated in the last financial year for which financial statements have been prepared or which are the ultimate parent companies of groups that exceeded those threshold in the last financial year for which consolidated annual financial statements have been or should have been adopted. The due diligence obligations under the CSDDD shall also apply to companies entering into franchising or licensing agreements in the Union in return for royalties which independent third-party companies, where those agreements ensure a common identity, a common business concept and the application of uniform business methods, and amounting to more than EUR 22.5 million, provided that the company has a net worldwide turnover of over EUR 80 million generated in the last financial year for which financial statements have been prepared. The requirements of this directive may apply to us.
Upon implementation into national law, the CSDDD will impose substantive due diligence obligations and also influence the information gathering process required by entities that are also subject to the CSRD. It will also have an impact on the mandatory disclosures to be made under the CSRD on the entity’s due diligence process (which will need to show compliance with the CSDDD if the entity is subject to both the CSRD and CSDDD). At present, Luxembourg has not implemented CSDDD into national law yet, and no implementation bill is available yet.

It shall be noted that the EU Taxonomy, the CSRD and the CSDDD are currently under scrutiny for possible amendments. On 26 February 2025, the EU Commission adopted the two “Omnibus packages”, which include inter alia:
–A proposal which postpones the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 (known as wave 2 and 3 companies, respectively) and which postpones the implementation deadline and the first wave of application of the CSDDD by one year to 2028 (the “Stop the Clock Proposal”), and;
–A proposal for a directive amending the CSRD and the CSDDD (the “Amending Proposal”).
The Stop the Clock Proposal suggests postponing the implementation of reporting requirements for large companies that have not yet started applying the CSRD, as well as for listed SMEs (waves 2 and 3), by two years. In addition, it suggests postponing the implementation deadline of CSDDD to 26 July 2027, and the application date of the requirements to 26 July 2028. It is noteworthy that companies that under CSRD were to report in 2025 for financial year 2024 are not tackled by the Stop the Clock Proposal.
The Amending Proposal suggests several amendments to the CSRD, inter alia, a narrower scope of reporting companies (large undertakings and parents of large groups will only be in scope if such companies or group employ more than 1,000 employees), the revision of the published set of ESRS, and several amendments to the CSDDD.
These proposals are subject to negotiations and approval under the relevant legislative procedures, and may be amended, which may also have an impact on the applicability of NFRD or CSRD for the current financial year.
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
Our Secured Loan Facility contains customary terms and covenants, as well as customary events of default, including but not limited to defaults related to payment compliance, undertaking and covenant compliance, bankruptcy and insolvency proceedings, judgments against the Company, and delisting events.
In addition, the Secured Loan Facility contains, and any future indebtedness we incur may contain, various negative covenants that restrict or may restrict, among other things, our ability to:
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

We have the ability to opt to have interest paid-in-kind in lieu of cash interest for any interest period (“PIK Interest Election”), which would increase the interest rate for such First Out Term Loans by 0.75% per annum for the applicable interest period. Alvotech can make such PIK Interest Election for interest accruing on or before 30 June 2025, if the First Out Term Loans are funded in July 2024. With respect to the Second Out Term Loans, all interest may only be paid in kind. Servicing the Secured Loan Facility will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.
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
Our future success is dependent on our ability to develop, obtain regulatory approval for, and then commercialize and obtain adequate third-party coverage and reimbursement for one or more product candidates. We currently only have marketing authorization for AVT02 and AVT04 in certain jurisdictions, including in the United States, the EEA (comprising the 27 EU Member States, Norway, Liechtenstein, and Iceland), and Canada. We do not have marketing authorization for other product candidates and may never be able to develop or commercialize a marketable product other than AVT02 and AVT04 in those other countries where they are currently approved.

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, marketing, distribution, post-approval monitoring and reporting and export and import of biologic products are subject to extensive regulation by the FDA and other regulatory authorities in the United States, by Health Canada, by the European Commission, the European Medicines Agency (the "EMA") and the National Competent Authorities of the EEA countries, and by other comparable regulatory authorities in other countries, which regulations differ from country to country. Neither we nor any collaboration partner is permitted to market our product candidates before receiving market authorization/approval from the appropriate regulatory authorities.
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
•the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from analytical and bioanalytical studies, nonclinical studies or clinical studies;
•we may be unable to provide adequate scientific justification to the FDA or comparable regulatory authorities for extrapolation of a product candidate to each proposed indication;
•the FDA or comparable foreign regulatory authorities may identify significant deficiencies with the manufacturing processes, test procedures and specifications, facilities or third-party manufacturers with which we contract for clinical and commercial supplies;
•the regulatory exclusivity held by a competing manufacturer; and
•the approval requirements, policies, or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical, nonclinical, analytical, or chemistry, manufacturing, and control data insufficient for approval.
In addition, if we change the regulatory pathway through which we intend to seek approval of any of our product candidates, we may have to conduct additional clinical trials, which may delay our ability to submit a marketing application for the product. Even if we or our collaboration partners were to obtain approval for any of our product candidates, the FDA or comparable foreign regulatory authorities may limit the scope of such approval, e.g., for fewer or more limited indications than those for which we have sought licensure, may grant approval contingent on the completion of costly additional clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

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
Among the changes the United Kingdom is now considered a third country to the EU. The TCA also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release.
The UK has unilaterally agreed to accept EEA batch testing and batch release. However, the EEA continues to apply EU laws that require batch testing and batch release to take place in the EEA territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the EEA market for commercial use.

All existing EU marketing authorizations for centrally authorized products were automatically converted or grandfathered into UK marketing authorization, effective in Great Britain only, free of charge on 1 January 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland remained within the scope of EU authorizations in relation to centrally authorized medicinal products until 1 January 2025. On 1 January 2025, a new arrangement as part of the so-called “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the UK Medicines and Healthcare products Regulatory Agency (MHRA) with respect to medicinal products. Pursuant to the Windsor Framework holders of Great Britain marketing authorizations converted into UK marketing authorizations on 1 January 2025 unless the entities holding such marketing authorizations also held a Northern Ireland marketing authorization that they failed to cancel before 31 December 2024. The Windsor Framework removes EU licensing processes and EU labelling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines. Companies must follow one of the United Kingdom’s national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the United Kingdom.

The MHRA has also introduced changes to national marketing authorization procedures. This includes introduction of procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure and the International Recognition Procedures which entered into application on 1 January 2024. Since 1 January 2024, the MHRA may rely on the International Recognition Procedure ("IRP"), when reviewing certain types of marketing authorization applications. This procedure is available for applicants for marketing authorization who have already received an authorization for the same product from a reference regulator. These include the FDA, the EMA, and national competent authorities of individual EEA countries. A positive opinion from the EMA and CHMP, or a positive end of procedure outcome from the mutual recognition or decentralized procedures are considered to be authorizations for the purposes of the IRP.
Since a significant proportion of the regulatory framework in the UK applicable to our business and our product candidates is derived from EU Directives and Regulations, all of these changes could increase our costs and otherwise adversely affect our business. Any delay in obtaining, or an inability to obtain, any regulatory approvals for our product candidates would prevent us from commercializing our product candidates in the UK or the EEA and restrict our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the EEA. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approvals for our products or product candidates in the UK or the EEA, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the UK.
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
In the event that the FDA or comparable foreign regulatory authorities require us to generate additional data, including by conducting additional clinical trials or other lengthy processes or otherwise change their criteria and requirements for the approval of biosimilar products, the approval and commercialization of our proposed biosimilar products could be delayed or prevented. Delays in the commercialization of or the inability to obtain regulatory approval for these products could adversely affect our operating results by restricting or significantly delaying the introduction of new biosimilars.
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
Before obtaining regulatory approval from regulatory authorities for the sale of our product candidates, we (and/or our collaboration partners) must conduct clinical studies to demonstrate the safety, purity, and potency of our biologic product candidates in humans.
Clinical studies are expensive and can take many years to complete, and their outcome is inherently uncertain. Failure can occur at any time during the clinical study process. The results of preclinical studies, including comparative analytical assessments of our product candidates, may not be predictive of the results of clinical studies. The success of clinical studies cannot be predicted.
We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. As a result of public health emergencies, and/or the occurrence of unforeseen geopolitical events, such as the Russia-Ukraine conflict and the Middle Eastern conflicts, and the resulting instability in these regions, timelines could be extended. A failure of one or more clinical studies can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include but are not limited to:
•inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of human clinical studies;
•delays in reaching a consensus with regulatory authorities on study design;
•delays in reaching agreement on acceptable terms with prospective contract research organizations ("CROs"), and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;
•delays in obtaining required Institutional Review Board ("IRB"), approval or Ethics Committee positive opinion as part of the single decision on the authorization of the clinical trial issued by EU Member States including input from the national competent authorities and Ethics Committee in relation each clinical study site;
•imposition of a clinical hold by regulatory authorities, after review of an investigational new drug ("IND"), application or amendment or equivalent application or amendment, or an inspection of its clinical study operations or study sites or as a result of adverse events reported during a clinical trial;
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
Any inability to successfully complete analytical, nonclinical, or clinical development could result in additional costs to us or impair our ability to achieve regulatory approval and generate revenue. Even if we are successful, the regulatory approval processes and action dates of the FDA, EMA and the European Commission and comparable foreign regulatory authorities may be delayed or continue to be delayed due to impact of public health emergencies or other emergencies in the world. As a result, we may be delayed in obtaining regulatory approvals for our products.
In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. If we intend to alter the manufacturing process for a particular product candidate, we will need to provide data to the FDA and comparable foreign regulatory authorities demonstrating the comparability of the pre- and post-change product candidate. If we are unable to make that demonstration to the FDA or comparable foreign regulatory authorities, we could face significant delays or fail to obtain regulatory approval to market the product, which could significantly harm our business, prospects and financial condition.
Our product candidates may cause unexpected side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if granted.
As with most pharmaceutical products, use of our product candidates could be associated with side effects or adverse events which can vary in severity (from minor reactions to death) and frequency (infrequent or prevalent). Side effects or adverse events associated with the use of our product candidates may be observed at any time, including in clinical trials or when a product is commercialized. Undesirable or unexpected side effects caused by our product candidates that must be reported to the FDA or other regulators could cause us or regulatory authorities to interrupt, delay or halt clinical studies and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our studies could reveal a high and unacceptable severity and prevalence of side effects or other safety issues and, if different from the severity and prevalence of side effects for the reference products, could preclude the demonstration of biosimilarity. Such adverse event findings also could require us or our collaboration partners to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits which will harm our business, prospects and financial condition. In such an event, we may be precluded from seeking licensure through the regulatory pathway for biosimilars, or could be required by the FDA or other comparable foreign regulatory authorities to conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated or our studies could be suspended, varied or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny, vary, or withdraw approval of our product candidates for any or all intended indications. There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or any comparable foreign regulatory authority in a timely manner, if ever, which could harm our business, prospects and financial condition.
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
As our product candidates receive approval, regulatory authorities including the FDA, Health Canada, European Commission, EMA, National Competent Authorities of EEA countries and other comparable foreign regulatory authorities regulations will require that we regularly report certain information, including information about adverse events that may have been caused by or contributed by those products. The timing of adverse event reporting obligations would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA, Health Canada, European Commission, the EMA, the National Competent Authorities of EEA countries or other comparable foreign regulatory authorities could take action that may include criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or suspension or variation of market approval, and delay in approval or clearance of future products.
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
In order to be successful and pursue market authorization for our products in various countries, we must be able to gather health data on the basis of populations from around the world. To the extent participants in clinical trials are too limited to certain populations, our clinical research may be adversely affected. Additionally, we depend on the willingness of these volunteers to participate in studies, and there is always the risk that they may no longer be willing to participate or revoke the consents necessary for us to process their data. For example, due to reasons beyond our control, including public health emergencies, the Russia-Ukraine conflict, the conflict in the Middle East, and the resulting instability in respective regions, participants and our key employees and advisors may no longer be able to travel or cross country borders to participate in our studies. If, for any reason, a substantial portion of participants in the studies were to withdraw their consent or discontinue their participation, we may not be able to continue our clinical studies for some or all of our product candidates which may cause delays in the development or approval of our product candidates. If our ability to gather and use sufficient data is impaired, we also may not be able to fulfill some contractual obligations with our partners.
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
Biosimilar products may also be subject to extensive patent clearances and patent infringement litigation, which may delay and could prevent the commercial launch of a product. Moreover, the PHSA prohibits the FDA from filing an application for a biosimilar candidate to a reference product for four years of the date of first licensure of the reference product by the FDA, and from approving an application for a biosimilar candidate for 12 years from the date of first licensure of the reference product. For example, the FDA would not be able to approve a BLA submitted for a biosimilar that references a specific drug until 12 years after the date of first licensure of the BLA, i.e., the date that reference product BLA was approved. Depending on the product, that regulatory exclusivity period may be further extended by a six-month pediatric exclusivity. For example, the US regulatory exclusivity in the case of AVT05, a biosimilar to Simponi and Simponi Aria (golimumab), would be 24 April 2021, and in the case of AVT06, a biosimilar candidate to Eylea (aflibercept), would be 18 May 2024. Interchangeable biosimilar approvals may also be blocked by periods of first interchangeable exclusivity ranging from 12 to 42 months in duration.
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
For example, in the United States, the first biosimilar approved as interchangeable with a particular reference product for any condition of use is eligible for a period of market exclusivity during which time the FDA cannot approve a second or subsequent biosimilar product interchangeable with that reference product for any condition of use. The relevant period of exclusivity will end upon the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued under 42 U.S.C. § 262(l)(6). Thus, a determination that another company’s product is interchangeable with the reference biologic made before we obtain approval of our corresponding biosimilar product candidates may delay the potential approval of our products as interchangeable with the reference product, which could materially adversely affect the results of operations and delay, prevent or limit our ability to generate revenue. Even if we are awarded interchangeable exclusivity for a product, that award may be challenged by third parties. Any successful challenge to our exclusivity will negatively impact our ability to market and sell the related product.
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
•issue an import alert;

•suspend our ongoing clinical studies or put our on clinical hold;
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
As of 31 December 2024, we had 1,032 employees, including 20 contractors. Additionally, we rely on a number of temporary workers from time to time, as needed. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial, legal and other resources. Our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. In addition, our success depends on our ability to attract and retain a talented workforce with a specialized set of skills. A significant part of our employees are expatriates and may need to obtain work visas in the country of operations. Changes to immigration laws or other restrictions on the movement of persons might make it more difficult for us to attract and retain talented employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of our current and potential future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected and our ability to generate and/or grow revenue could be reduced and our ability to implement business strategy may suffer. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.
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
We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing nonclinical and clinical programs. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We, our CROs and other vendors are required to comply with relevant practices that may include cGMP, current good clinical practices (“cGCP”) and Good Laboratory Practices (“GLP”), which are regulations and guidelines required by the FDA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities monitor these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we, any of our CROs, service providers or investigators fail to comply with applicable regulations or cGCPs, the data generated in our nonclinical and clinical studies may be deemed unreliable and the FDA, Health Canada, European Commission, EMA or comparable foreign regulatory authorities may require us to perform additional nonclinical and clinical studies before approving our marketing applications. We cannot provide assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any clinical investigator for any of our clinical studies comply with cGCP regulations. In addition, our clinical studies must be conducted with product produced in compliance with cGMP regulations. Failure to comply with these regulations by us or any of the participating parties may require us to generate new data, repeat clinical studies, and potentially undergo re-inspection, which would delay the regulatory approval process. Further, if any accidents occur or there are process mistakes at the facilities of CROs or other vendors that handle reference products, there may be product loss which could further delay our nonclinical and clinical programs. Moreover, our business may be implicated if our CRO or any other participating parties violate federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws whether in the United States or equivalent foreign laws and obligations.
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
We partly rely on third parties to manufacture clinical and commercial supplies of our approved products and for our product candidates and to store critical components of our approved products and product candidates (including procuring and providing reference product). Our business could be harmed if those third parties fail to provide us with sufficient quantities of product candidates or fail to do so at acceptable quality levels, prices and agreed upon time frame.
We partly rely on third-party manufacturers (contract manufacturing organizations, or “CMOs”) to manufacture and supply our product candidates for our preclinical and clinical studies. We also rely on third parties to manufacture nonclinical and clinical supplies of our product candidates, to store critical components of our product candidates and perform various services related to the product candidates’ compliance with regulatory requirements. Successfully transferring complicated manufacturing techniques to CMOs and scaling up these techniques for commercial quantities is time consuming, and we may not be able to achieve such transfer or do so in a timely manner. Moreover, the availability of contract manufacturing services for protein-based therapeutics is highly variable and there are periods of relatively abundant capacity alternating with periods in which there is little available capacity. If our need for CMO services increases during a period of industry-wide production capacity shortage, we may not be able to produce our product candidates on a timely basis or on commercially viable terms. Moreover, our manufacturing processes utilize single-use processing technology to manufacture drug substance and drug product. Although we will plan accordingly and generally does not begin a clinical study unless we believe we have a sufficient supply of a product candidate to complete such study, any significant delay, whether due to supply chain interruptions in connection with public health emergencies or otherwise, or discontinuation in the supply of a product candidate for an ongoing clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing and potential regulatory approval of our product candidates, which could harm our business and results of operations.
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
For our commercial products and for any of our product candidates that are approved, we will need to produce the quantities necessary to meet anticipated market demand. Any contract manufacturer that we engage may need to increase manufacturing capacity to meet these demands. If we are unable to produce our approved products in sufficient quantities to meet the requirements for the launch of these products or to meet future demand, our revenue and gross margins could be adversely affected. Although we believe that we will not have any material supply issues, we cannot be certain that we will be able to obtain long-term supply arrangements for our product candidates that receive approval or materials used to produce them on acceptable terms, if at all. If we are unable to arrange for third-party manufacturing, or to do so on commercially reasonable terms, we may not be able to complete development or commercialization of or products.
In addition, we engage external transport companies to ship our products between the different supply points used to manufacture the finished product. Delays in shipment, damage of materials during shipment or any other events leading to late delivery or not full amount of ordered quantities could have a significant impact on project timelines, stock on markets and sales.
From time to time we, or our suppliers located in Europe, may require materials and equipment originating in Asia. Conflicts in the Middle East may impact the supply chain, including shipments through the Suez Canal, that may cause delays or cause the cost of materials originating in Asia to rise unexpectedly. This may cause delays or disruption in our operations or impair the ability of our suppliers to ship materials and equipment to us on time and on budget.
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
We are dependent on our partners for the commercialization of our biosimilars and biosimilar candidates in certain major markets, and their failure to commercialize in those markets could have a material adverse effect on our revenue, business and operating results.
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
Our corporate headquarters, manufacturing site and a large part of our research and development (“R&D”) division are located in Reykjavik, Iceland. Iceland is geographically isolated and has in the past experienced severe earthquakes and other natural disasters, such as volcanic eruptions. Earthquakes or other natural disasters could severely disrupt our operations or those of our collaboration partners and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure (such as the manufacturing facilities of our third-party providers of power or water supplies) or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our current lack of business continuity insurance, could have a material adverse effect on our business.
We currently engage single-source suppliers for some manufacture, clinical trial services, formulation development and product testing of our product candidates. The loss of any of these suppliers or vendors could materially and adversely affect our business.
The biologic drug substance used in all of our programs is currently manufactured at our facility in Reykjavik. However, we rely on certain single-source third-party suppliers for certain services, such as safety device assembly and associated finished packaging. Although we believe that there are alternate sources for these services, we cannot be certain that identifying and establishing relationships for these services would not result in significant delay or increased cost in the development of our product candidates or manufacture of our commercial supply of approved products. Additionally, we may not be able to enter into arrangements with alternative vendors on commercially reasonable terms or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third-party on less favorable terms than what we have with our current suppliers could negatively impact upon on our business.

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
All parties involved in the preparation of therapeutics for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We, our collaboration partners or our contract manufacturers must supply all necessary documentation in support of a market application on a timely basis and must adhere to GLP and cGMP regulations enforced by the FDA and other comparable foreign regulatory authorities through their facilities inspection program. Not all contractors supporting our product candidates may be registered or approved for commercial pharmaceutical production. The facilities and quality systems of some or all of our collaboration partners and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted.
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
We have entered into various service agreements with our direct and indirect significant shareholders and related entities, such as Alvogen, Aztiq, Adalvo Ltd. (“Adalvo”) and Floki Invest ehf. (“Floki”). These services include, among others, IT services, corporate administrative, legal, financial, facility management, portfolio and market intelligence research, regulatory compliance, quality audit, and certain administrative and financial services related to our Reykjavik facility. These services are key to our ability to continue to execute on our business strategy and to keep our business operations uninterrupted. Any interruption in the provision of these services may materially harm our business. In addition, because the providers of the services are direct or indirect significant shareholders and related entities, we may not be able or willing to enforce our contractual rights under the service agreements the same way we would if the service providers were unrelated third-party providers. See also “—Up until the fourth quarter of 2024, we relied on Alvogen’s ERP solution and other components of Alvogen's IT infrastructure”.
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
If an improved version of a reference product is developed or if the market for the reference product significantly declines, sales or potential sales of our biosimilar product candidates may suffer.
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
We expect our manufacturing facility in Reykjavik to be able to scale up its capabilities for commercial production. Nevertheless, we expect to retain contract manufacturing organization services as a second source of supply, including for business continuity risk mitigation. In addition, because we have limited capabilities for late-stage product development, manufacturing, sales, marketing and distribution, we entered into alliances with other companies. For example, we entered into a collaboration agreement with Teva for the development and commercialization of AVT02 and AVT04 in the United States. Similarly, we entered into a collaboration agreement with STADA for the development and commercialization of AVT02 and AVT04 in Europe. In the future, we may also find it necessary to form alliances or joint ventures with major pharmaceutical companies to jointly develop and/or commercialize specific biosimilar product candidates in which our collaboration partners would provide substantial capabilities in clinical development, manufacturing, regulatory affairs, sales and marketing. We may not be successful in entering into any such alliances on commercially reasonable terms or at all. Even if we do succeed in securing such alliances, we may not be able to maintain them if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. If we are unable to secure or maintain such alliances we may not have the capabilities necessary to continue or complete development of our product candidates and bring them to market, which may have an adverse effect on our business.
In addition to product development and commercialization capabilities, we may depend on our alliances with other companies to provide substantial additional funding for development and potential commercialization of our product candidates. We may not be able to obtain funding on favorable terms from these alliances and, if we are not successful in doing so, we may not have sufficient funds to develop a particular product candidate internally or to bring product candidates to market. Failure to bring a product candidate to market will prevent us from generating sales revenue, and this may substantially harm our business, prospects and financial condition. Furthermore, any delay in entering into these alliances could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market. As a result, our business and operating results may be adversely affected.
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
A number of legislative initiatives in the U.S. and other markets, often intended to contain healthcare costs, may impact our cost of obtaining market approval and ability to successfully commercialize our products. In the U.S., the Inflation Reduction Act (IRA), requires manufacturers of certain single-source biologics that have been on the market for at least 11 years to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap (the Medicare Drug Price Negotiation Program). As the U.S. Secretary of the Department of Health and Human Services (HHS) is given significant flexibility to implement different provisions of the IRA it is currently unclear how this particular legislation will work and what impact it will have on the market for biosimilars in the near future.

If a reference product becomes subject to the IRA negotiation provision and related price cap, this may significantly alter the economics for biosimilars to that product. In 2023, HHS added Stelara, the reference product for AVT04, to the list of drugs for the Centers for Medicare & Medicaid Services (“CMS”) Medicare price negotiations. On 15 August 2024, Stelara became subject to a 66% discount, with a negotiated price of $4,695 under the Medicare Drug Price Negotiation Program.

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
We employ individuals, retain independent contractors and consultants and members on our board of directors or scientific advisory board who were previously employed at universities or other pharmaceutical companies, including our competitors or potential competitors. Although we have several mechanisms in place to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may in the future be subject to such claims. Litigation may be necessary to defend against these claims. If we fail in defending against any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs or delay and be a distraction to management and other employees.
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
The change to “first-inventor-to-file” from “first-to-invent” is one of the changes to the patent laws of the United States resulting from the Leahy-Smith America Invents Act, signed into law on 16 September 2011. Among some of the other significant changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. We have filed patent applications, which are in various stages of prosecution/issuance, and plan to pursue additional applications, covering various aspects of our product candidates (e.g., formulations and bioprocesses). We cannot offer any assurances about which or where, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened or infringed by third parties. Any successful actions by third parties to challenge the validity or enforceability of any patents which may issue to us could deprive us the ability to prevent others from using the technologies claimed in such issued patents. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.
Our business is based primarily on the timing of our biosimilar product launches to occur after the expiration of relevant patents and/or regulatory exclusivity. We file patent applications directed to our proprietary formulations for our product candidates when we believe securing such patents may afford a competitive advantage. We cannot guarantee that our proprietary formulations will avoid infringement of third-party patents, or that the patent applications filed on our proprietary formulations will be found patentable and/or upheld as valid. Moreover, because competitors may be able to develop their own proprietary product formulations, it is uncertain whether issuance of any of our pending patent applications, would cover the formulations of any competitors.
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
In November 2023, Justice McVeigh issued her trial decision, which invalidated AbbVie’s 868 Patent (dosing to treat Crohn’s disease and UC) and 917 Patent (dosing to treat HS). While AbbVie’s 458 Patent (bufferless formulation) was held to be valid and infringed by JAMP Pharma, Justice McVeigh declined to issue a permanent injunction and instead determined that JAMP Pharma could continue to market AVT02 in Canada and compensate AbbVie by way of a running royalty (to be determined by way of a future trial). AbbVie appealed the trial decision and JAMP Pharma cross-appealed (regarding the validity/infringement of the 458 Patent). The appeal and cross-appeal are in the early stages and are unlikely to be heard before the fourth quarter of 2025. Even if JAMP Pharma is successful in defending against AbbVie’s patent infringement claims, litigation could result in substantial cost and distraction to management and other employees.
In December 2021, Health Canada informed JAMP Pharma that the 40 mg/0.4 mL and 80 mg/0.8 mL presentations of SIMLANDI are not subject to the 24-month statutory stay pursuant to the Patented Medicines (Notice of Compliance)

Regulations because AbbVie elected to not market the equivalent high-concentration versions to Canadian patients. In January 2022, JAMP Pharma received notices of compliance for the 40 mg/0.4 mL and 80 mg/0.8 mL presentations of SIMLANDI. AbbVie has commenced applications to judicially review Health Canada’s decision in the Federal Court of Canada, and a hearing took place on 16-17 May 2022. On 17 August 2022, the court issued a decision, finding that Health Canada’s interpretation of the regulations was reasonable and dismissing AbbVie’s applications for judicial review. On 3 October 2022, AbbVie issued a Notice of Appeal. The appeal was scheduled to be heard by the Federal Court of Appeal on 9 April 2024, but AbbVie discontinued the appeal on the eve of the hearing.
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
There have been amendments and executive, judicial and Congressional challenges to repeal or replace certain aspects of the PPACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions. On 16 August 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges, and the healthcare reform measures of the Biden administration, will impact the PPACA, including the BPCIA.
In addition, other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and, due to subsequent legislative amendments to the statute, including the Infrastructure Investment and Jobs Act, will remain in effect until 2032 unless additional Congressional action is taken. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Further, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. At the federal level, the IRA directs the HHS Secretary to establish a Drug Price Negotiation Program (the “Program”) to lower prices for certain high-expenditure, single-source prescription drugs and biologics covered under Medicare Part B and Part D that have been approved by the FDA for at least 7 years for prescription drugs and at least 11 years for biologics. Under the Program, the HHS Secretary will publish a list of “selected drugs,” and will then negotiate maximum fair prices (“MFP”) with their manufacturers. The Program will be implemented in stages. Beginning in 2026, 10 Medicare Part D “selected drugs” will be subject to price negotiations. By 2029, and in subsequent years thereafter, the number will increase to 20 drugs and biologics covered under Medicare Part B and Part D. Agreements between HHS and manufacturers will remain in place until a drug or biologic is no longer considered a “selected drug” for negotiation purposes. Manufacturers who do not comply with the negotiated prices set under the Program will be subject to an excise tax based on a percentage of total sales of a “selected drug” up to 95% and potential civil monetary penalties. On 15 August 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. On 17 January 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, effective October 2023, the IRA will require manufacturers that increase prices of certain Medicare Part B and Part D drugs or biologics at a rate greater than inflation to pay rebates to the Centers for Medicare & Medicaid Services or be subject to civil monetary penalties. The IRA also provides certain incentives for the development and manufacture of biosimilars. For example, the Secretary can grant a one-year delay from price negotiations for biosimilars that have a “high likelihood” of a competing biosimilar product entering the market within the requested delay period. In addition, certain Part B biosimilars qualify for an increase in Medicare payments, to 8% of the 5-year Average Sales Price, from 6% under current law. The HHS Secretary has been directed to promulgate regulations to implement the Program and other IRA health reform measures. In response to the Biden administration’s October 2022 executive order, on 14 February 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.
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
In December 2021, Regulation No 2021/2282 on Health Technology Assessment ("HTA"), amending Directive 2011/24/EU, was adopted in the EU. This Regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. The HTA Regulation has applied from 12 January 2025 although it will enter into force iteratively and initially apply to new active substances to treat cancer and to all advanced therapy medicinal products (ATMPs), it will then be expanded to orphan medicinal products in January 2028, and to all centrally authorized medicinal products as of 2030. The Regulation permits EU Member States to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected. In light of the fact that the United Kingdom has left the European Union, Regulation No 2021/2282 on HTA does not apply in the United Kingdom. However, the MHRA is working with UK HTA bodies and other national organizations, such as the SMC, the NICE, and the All-Wales Medicines Strategy Group, to introduce new pathways supporting innovative approaches to the safe, timely and efficient development of medicinal products.

In addition, the policies of the FDA, the competent authorities of the EU Member States, the EMA, the European Commission and other comparable foreign regulatory authorities with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation ("CTR"), which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on 31 January 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresaw a three-year transition period that ended on 31 January 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR.
The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation).

On 17 January 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The UK Government published its response to the consultation on 21 March 2023 confirming that it would bring forward changes to the legislation and such changes were laid before Parliament on 12 December 2024. These resulting legislative amendments will, if implemented in their current form, bring the UK into closer alignment with the CTR. In October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.

In addition, on 26 April 2023, the European Commission adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation. The proposed revisions remain to be agreed and adopted by the European Council. Moreover, on 1 December 2024, a new European Commission took office. The proposal could, therefore, still be subject to revisions. If adopted in the form proposed, the recent European Commission proposals to revise the existing EU laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our product candidates in the EU and make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status.
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
Our operations may be subject to various civil and criminal fraud and abuse laws. In the United States, federal fraud and abuse laws include, without limitation, the False Claims Act (“FCA”), the Anti-Kickback Statute (“AKS”), the Exclusions Law, and the Civil Monetary Penalties Law (“CMPL”). Many states have similar state laws. These laws may impact, among other things, our research activities as well as our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:
•the federal AKS Statute, which prohibits, among other things, any individual or entity from knowingly and willfully soliciting, offering or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce another individual or entity to : (a) refer an individual to a person for the furnishing (or arranging for the furnishing) of any item or service for which payment may be made under a federal health care program; (b) purchase or order any covered item or service; (c) arrange for the purchase or order of any covered item or service; or (d) recommend the purchase or order of any covered item or service;
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
To achieve our business objectives, we rely on sophisticated information technology systems, including software, mobile applications, cloud services and network-connected control systems, some of which are managed, hosted, provided, or serviced by third parties. Internal or external events that compromise the confidentiality, integrity and availability of our systems and data may significantly interrupt the operation of our business, result in significant costs and/or adversely affect our reputation and/or place us at a competitive disadvantage resulting from the improper disclosure or theft of confidential information or intellectual property.
Our information technology systems are highly integrated into our business, including our research and development (“R&D”) efforts, our clinical and commercial manufacturing processes and our product sales and distribution processes. Further, as certain employees are working remotely, our reliance on our and third-party information technology systems has increased substantially and is expected to continue to increase. The complexity and interconnected nature of our systems make them potentially vulnerable to breakdowns or other service interruptions. Our systems are subject to frequent attempted cyberattacks. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity and are becoming increasingly difficult to detect. Such attacks could include the use of malware, including ransomware or other denials of service, that can be deployed through various means, including the software supply chain, e-mail, malicious websites and/or the use of social engineering. Attacks such as those experienced by governmental entities (including those that approve and/or regulate our products, such as the FDA, the European Commission or EMA) and other multi-national companies, including some of our peers, could leave us unable to utilize key business systems or access or protect important data, and could have a material adverse effect on our ability to operate our business, including developing, gaining regulatory approval for, manufacturing, selling and/or distributing our products.
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
Domestic and global government regulators, our business partners, suppliers with whom it does business, vendors and law firms that host our documents and information in connection with transactions or proceedings, companies that provide us or our partners with business services and companies that we may acquire may face similar risks, and security breaches of their systems could adversely affect our security, leave us without access to important systems, products, raw materials, components, services or information or expose our confidential data. As a part of our business, we share confidential information with third parties, such as commercial partners, consultants, advisors, and vendors. We are at risk of our confidential data being disclosed without our consent or lost if these third parties’ servers or databases experience security breaches of their systems.

We have experienced system downtime and attacks, but we do not believe such downtime and attacks have had, either individually or in the aggregate, a material adverse effect on our business or results of operations. We continue to invest in the monitoring, protection, and resilience of our critical and/or sensitive data and systems and have a Security Operations Center ("SOC") provider and 24/7 monitoring of our systems. However, there can be no assurances that our efforts will detect, prevent or fully recover systems or data from all breakdowns, service interruptions, attacks, and/or breaches of our systems that could adversely affect our business and operations and/or result in the loss or exposure of critical, proprietary, private, confidential or otherwise sensitive data, which could result in material financial, legal, business or reputational harm or negatively affect our share price. While we maintain cyber-liability insurance, our insurance is not sufficient to cover it against all losses that could potentially result from a service interruption, breach of our systems or loss of critical or sensitive data.
We are also subject to various laws and regulations globally regarding privacy and data protection, including laws and regulations relating to the collection, storage, handling, use, disclosure, transfer, and security of personal data. The legislative and regulatory environment regarding privacy and data protection is continuously evolving and developing and the subject of significant attention globally. For example, in the EEA, we are subject to the General Data Protection

Regulation (“GDPR”), which became effective in May 2018, imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting and which provides for substantial penalties for non-compliance. Other jurisdictions where we operate have enacted or proposed similar legislation and/or regulations. Failure to comply with these current and future laws could result in significant penalties, liability for damages incurred by individuals whose privacy is violated, and could have a material adverse effect on our business and results of operations.
We and our service providers may be subject to evolving data protection and security laws in relation to certain processing of personal data. The actual or perceived failure to comply with such laws could harm our financial condition and operating results and involve distraction from other aspects of our business.
We are also subject to various laws and regulations globally regarding privacy and data protection, including laws and regulations relating to the collection, storage, handling, use, disclosure, transfer, and security of personal data. The legislative and regulatory environment regarding privacy and data protection is continuously evolving and developing and the subject of significant attention globally. For example, in the EEA we are subject to the EU’s General Data Protection Regulation (“EU GDPR”), which became effective in 2018, and in the United Kingdom, to the United Kingdom’s GDPR (“UK GDPR”). Both regulations impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting and which provides for substantial penalties for non-compliance.
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
In addition, because of the remote work policies we implemented, information that is normally protected, including company confidential information, may be less secure. Cybersecurity and data security threats continue to evolve and raise the risk of an incident that could affect our operations or compromise our business information or sensitive personal data.
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

Up until the fourth quarter of 2024, we relied on Alvogen’s ERP solution and other components of Alvogen's IT infrastructure.
In 2024, we relied on certain IT infrastructure and software owned and/or operated by Alvogen. A service agreement was in place between us and Alvogen addressing confidentiality, service and fees and other customary matters, and the two companies have an agreement regarding the ownership, access rights and retention of shared data, pursuant to which Alvogen stores our data separate from Alvogen data.
In the fourth quarter of 2024, we successfully finalized the implementation of our own ERP system and finalized migration of related ERP applications in the fourth quarter, rendering that we are no longer dependent on Alvogen’s ERP platform and licenses.
In the third quarter of 2024, we successfully finalized the migration of Azure services from Alvogen to our own managed Azure Infrastructure, and are no longer dependent on Alvogen's Azure Infrastructure.
In 2024, we completed the separation from Alvogen's IT Infrastructure, resulting in mitigating all risks associated with sharing infrastructure with Alvogen.
Our IT Governance (ITG) and Information Security Management System (ISMS) may not be sufficient to ensure the effective and efficient use of IT in enabling the organization to achieve business objectives and secure the confidentiality, integrity and availability of critical information technology systems and data.
We currently do not have a fully implemented ITG and ISMS in place. At the end of 2022, we hired an Information Security Officer who reports to the General Counsel to strengthen ISMS. The Information Security Officer will introduce an information security (“InfoSec”) program, which includes revising and updating the ISMS, and, together with the CIO, the ITG. The InfoSec program plans to introduce enhanced policies and procedures. We currently have in place ITIL aligned procedures, covering access management, change management, incident management, business continuity and disaster recovery, which will be further reviewed and revised and aligned to the ISO 27001 framework. Full implementation of ITG and ISMS, according to ISO 27001, may not be fully completed during 2025 due to lack of capabilities, resources or funding, prioritization, or other reasons.
We do not currently have a data retention policy in place. We have established procedures for IT business continuity and disaster management, with restore tests conducted quarterly. We will continue to enhance our ISMS by adhering to the ISO 27001 standard. Our primary focus for 2025 will be on the implementation of the NIS2 directive. This directive will be pivotal in strengthening our cybersecurity measures and ensuring compliance with the latest regulatory requirements.
Some of our critical systems and data are hosted on premises in one data center, without a secondary data center for redundancy. Force majeure events impacting the data center such as fire, flood, earthquake, or power outage can therefore pose a risk to our operation and may compromise the confidentiality, integrity and availability of those systems and data. A new data center has been completed as part of the extension build at Saemundargata 19, Reykjavik, Iceland, and network is now fully redundant between both datacenters. Plans are in place to move part of the manufacturing servers to the new datacenter for high availability. Furthermore, Disaster Recovery site will be implemented in 2025.
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
We have identified material weaknesses in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of the consolidated financial statements covered by this report, we identified material weaknesses as follows: (i) we did not have a sufficient number of trained professionals with an appropriate level of internal control knowledge, training and experience; (ii) we did not consistently implement and operate all controls, specifically related to timely and consistent execution, adequate review procedures, and maintaining documentation to evidence control performance, including assessing the accuracy and completeness of information used in the execution of controls; and (iii) we did not implement effective controls over the segregation of duties and certain information technology general controls (“ITGCs"), including user access and monitoring of service organizations for information systems that are relevant to the preparation of our financial statements. Our business process controls (both automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted. These material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
Upon identifying the material weaknesses, we began taking steps intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses, which included the following activities during 2024: (i) continued training control owners to reaffirm expectations as it relates to the control design and execution of such controls, including enhancements to the documentation to evidence the execution of the controls; (ii) continued to design more robust controls, including updated documentation requirements and improved segregation of duties; (iii) developed systematic approach for ongoing monitoring and testing of our internal controls, including periodic reviews for all the processes to assess the design and effectiveness of the controls and make necessary adjustments. The Company continued to engage outside consultants to assist in evaluating our internal controls, develop remediation plans to address control deficiencies identified, and actively measure compliance and remediation progress through a quarterly review process; and (iv) implemented our new ERP system during the fourth quarter of 2024, which includes increased automated functionality and controls for the preparation of the financial statements to prevent, among other things, unauthorized overrides, and enhance user access controls, segregation of duties with the system, and audit trails to track and monitor activities.

During the period covered by this report, we began implementing a remediation plan that is reasonably likely to materially affect our internal control over financial reporting. This plan includes further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting working towards the goal of effective control over financial reporting.
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
If we fail to remediate our existing material weaknesses, identify new material weaknesses in our internal controls over financial reporting, are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the Ordinary Shares could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchanges on which our securities are listed, the U.S. Securities and Exchange Commission (the "SEC"), or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.
Regulators may challenge our critical accounting estimates which could lead to the need to change our accounting practices and restate our historical financial statements.
Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which comprise all standards and interpretations approved by the IASB, and as adopted by the European Union. The preparation of IFRS-compliant financial statements requires the use of critical accounting judgments and material estimates to be made by us that involve a high degree of complexity and uncertainty. These estimates and judgments include, but are not limited to, the recognition of revenue, the valuations of derivative financial liabilities, the valuation of restricted share units, and the valuation of deferred tax assets.
Regulatory bodies, including the SEC and the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”), regularly review companies’ annual reports and financial statements that are filed in their jurisdictions and, in doing so, will assess the accounting practices and estimates used by companies listed in the United States and European Union. These regulators have the authority to challenge our accounting estimates and judgments if they deem it appropriate to do so.
If the regulators were to challenge our critical accounting estimates, it could lead to:
•Changes in accounting practices: we may be required to adopt different accounting policies or practices, which could affect our reported financial results and may not be in line with our historical accounting practices.
•Restatements of financial statements: such challenges, if concluded to represent misstatements, could lead to restatements of our previously issued financial statements, which may have adverse effects on our financial condition, operating results, and stock price.
•Increased compliance costs: addressing regulatory challenges and implementing changes in accounting practices could lead to increased compliance costs and require additional resources, which could adversely affect our financial performance.
•· Reputational damage: regulatory scrutiny and the resulting changes in accounting practices could negatively impact our reputation and investor confidence, potentially affecting our market value and access to capital.
While we continuously review and update our accounting practices to ensure compliance with applicable regulations and accounting standards, there can be no assurance that we will not face regulatory challenges and that any changes in accounting estimates resulting from such challenges will not have a material adverse effect on our financial condition and results of operations.
Risks Related to Ownership of our Ordinary Shares and Warrants and our Status as a Public Company
We have and will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.
As a public company listed in the United States and on Nasdaq and on Nasdaq Iceland Main Market in Iceland, we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on publicly traded companies of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.
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
•the realization of any of the risk factors presented in this Annual Report;
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
The Luxembourg Transparency Law and Luxembourg Transparency Regulation provide that, once the Shares are admitted to listing and trading on Nasdaq Iceland Main Market, if a person acquires or disposes of a shareholding in the Company, and if following the acquisition or disposal the proportion of voting rights held by the person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3% (each a “Relevant Threshold”) of the total voting rights existing when the situation giving rise to a declaration occurs, such person must simultaneously notify the Company and the CSSF of the proportion of voting rights held by it further to such event.
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
Our Warrants are exercisable for Ordinary Shares, the exercise of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
As a result of the Business Combination being consummated, outstanding warrants to purchase an aggregate of
10,916,647 Ordinary Shares became exercisable in accordance with the terms of the warrant agreement, dated 21
September 2020 by and between Oaktree Acquisition Corp. II ("OACB") and Continental Stock Transfer & Trust Company, as warrant agent, governing OACB’s outstanding warrants, which was assigned to and assumed by Alvotech pursuant to that certain Assignment, Assumption and Amendment Agreement dated as of 15 June 2022 (the “Warrant Agreement”).
These warrants became exercisable on 15 July 2022. The exercise price of these warrants is $11.50 per share, or approximately $125.5 million, assuming none of the warrants are exercised through “cashless” exercise. To the extent such warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. On 1 March 2025, there were 9,943,434 warrants entitling the holders to acquire one Ordinary Share at a price of $11.50 (the "Warrants") outstanding, the last reported sales price of our ordinary shares was $11.96 per share and the last reported sales price of our Public Warrants was $4.40 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Ordinary Shares. See “—The warrants may not continue to be in the money, and they may expire worthless and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.”
The Warrants may not continue to be in the money, and they may expire worthless and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.
There is no guarantee that the Warrants will continue to be in the money and, as such, the Warrants may expire worthless. For example, between 1 January 2024 and 1 March 2025, the last reported sales prices of our ordinary shares on Nasdaq fluctuated between $17.27 on 26 February 2024 and $10.76 on 11 September 2024.
The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity, correct any defective provision or correct any mistake, amend the definition of “Ordinary Cash Dividend” or add or change any provisions with respect to matters or questions arising under the warrant as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the warrant holders, but requires the approval by the holders of at least 50% of the then-outstanding Warrants, other than the private placement warrants so long as they are held by Oaktree Acquisition Holdings II, L.P. (the “Private Placement Warrants”), (the “Public Warrants”) to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the Private Placement Warrants, 50% of the number of the then outstanding Private Placement Warrants. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of Ordinary Shares purchasable upon exercise of a warrant.
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
Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which prohibits companies from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, as the exemptions might suggest, there may be less publicly available information concerning Alvotech than there is for U.S. public companies but the European rules have independent requirements for disclosure and, in most cases, result in similar disclosure as a U.S. public company.
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
As a foreign private issuer, we are also permitted to follow home country practice in lieu of certain corporate governance rules of the Nasdaq, including those that require listed companies to have a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As of 31 December 2024, four of our nine directors are independent as defined in Nasdaq listing standards and applicable SEC rules. As long as we rely on the foreign private issuer exemption, a majority of our board of directors will not be required to be independent directors and our compensation committee will not be required to be composed entirely of independent directors. Accordingly, holders of our securities may not have the same protections afforded to shareholders of listed companies that are subject to all of the applicable corporate governance requirements.
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
We also may be required to modify certain policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. We intend to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under our articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law and resolutions are adopted with a majority of at least two thirds of the validly cast votes. As long as we rely on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors, and we will not be required to have a nominating and corporate governance committee. Also, we would be required to change our basis of accounting from IFRS to United States generally accepted accounting principles (“U.S. GAAP”), which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

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
In addition, actions brought in a Luxembourg court against Alvotech, the members of our board of directors, our officers, or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against Alvotech, the members of our board of directors, our officers, or the experts named herein. In addition, even if a judgment against Alvotech, the non-U.S. members of our board of directors, our officers, or the experts named in this Annual Report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in United States or Luxembourg courts.
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
Our corporate affairs are governed by our articles of association, and by the laws governing companies incorporated in Luxembourg, including the Luxembourg law of 10 August 1915 on commercial companies, as amended (the
“Luxembourg Company Law”). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law differ in some respects from those of a company incorporated under other jurisdictions, including jurisdictions in the U.S. corporate laws governing Luxembourg companies may not be as extensive as those in effect in U.S. jurisdictions and the Luxembourg Company Law in respect of corporate governance matters might not be as protective of shareholders as the corporate law and court decisions interpreting the corporate law in Delaware, where the majority of U.S. public companies are incorporated. Further, under Luxembourg law there may be less publicly available information about us than would otherwise be published by or about U.S. issuers. In addition, we anticipate that all of our shareholder meetings will take place in Luxembourg. Our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.
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
As of the date hereof, our two largest shareholders, Alvogen and Aztiq, own approximately 63.3% of our Ordinary Shares. As a result of their ownership interest and other contractual rights, these shareholders exercise significant influence over all matters requiring shareholder approval, including the appointment of directors and the approval of significant corporate transactions. Such corporate action might be taken even if other shareholders oppose them. This ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination that may be in the best interest of us and any other shareholder. This ownership and control may be used to prevent us from raising additional funds through the sale of equity which may make it more difficult for us to finance our operations.
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
Based on our analysis of our income, assets, activities and market capitalization, we believe that we were not treated as a PFIC for our taxable year ended 31 December 2024. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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
Other international tax measures, such as the Organization for Economic Cooperation and Development’s (“OECD”) base erosion and profit shifting (“BEPS”) project and the global minimum taxation regime (“Pillar two”) contribute to increased uncertainty and may adversely affect our tax provision. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. Pillar two, was announced by the EU Council on 12 December 2022, and introduces the minimum taxation component of 15% as part of the OECD’s reform of international taxation. Multinational groups are subjected to these rules upon meeting certain criteria, and we continuously monitor whether compliance with these rules becomes applicable. These rules are fairly new and further guidance is progressively sought, as a result of which it remains difficult to predict the magnitude of the eventual effect of such new rules on our financial results.
We may not be able to fully utilize some of our Icelandic NOL carryforwards.
As of 31 December 2024, Alvotech hf., the Icelandic operational entity, had net operating loss (“NOL”) carryforwards. There can be no certainty that we will generate revenues, in the foreseeable future, if ever, and we may never achieve profitability. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. In the absence of their utilization, any increased liabilities could adversely affect our business, results of operations, financial position and cash flows.
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

•government payors or patient self-pay systems by our collaboration partners;

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

•economic weakness, including inflation, or political instability;

•business interruptions resulting from natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

•certain expenses including, among others, expenses for travel, translation and insurance;

•regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, specifically our books and records provisions or its anti-bribery provisions; and

•tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), and protectionist or retaliatory measures taken by the United States or other countries.

For example, in February 2025, the U.S. President said he was considering tariffs on pharmaceutical products and on products imported from Europe. As of the date of this annual report, it is unclear whether such tariffs, if imposed, would apply to all or any pharmaceutical products, including clinical supply imported for purposes of conducting clinical trials in the United States, and whether they would also apply to goods produced in Iceland, which is a member of the European Economic Area but not the European Union. The impact of such tariffs would also be subject to a number of other factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available. Tariffs on our products could increase our cost of importing clinical and commercial product into the United States, which would increase the costs of conducting clinical trials in the United States and, if approved, the cost of revenue from sale of therapies and could reduce our margins on the sale of our products.
Item 4.         Information on the Company.
A.History and Development of the Company
Alvotech hf. was founded in 2013 in Reykjavik, Iceland with the aim of creating a highly integrated platform company focused exclusively on developing and manufacturing biosimilars for the global market. Over the past twelve years, we have invested steadily and methodically in building a fully integrated platform, enabling us to control quality, cost and speed to market of our developed products, representing a key competitive advantage in the biosimilar business.
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
Our actual capital expenditures for the years ended 31 December 2024, 2023, and 2022 amounted to $53.7 million, $33.2 million and $37.9 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, leasehold improvements, lab equipment, and computer equipment in Iceland.
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
Our Pipeline
Through our rigorous product selection and development platform, we have been able to build a pipeline comprising two launched products and nine disclosed biosimilar candidates, covering a variety of therapeutic areas, including autoimmune, eye, and bone disorders, as well as cancer. Our lead program, AVT02, a high concentration formulation biosimilar to Humira, has received regulatory approval in over 55 markets and has been launched in over 25 markets globally. We launched AVT02 in the United States during the first half of 2024. We also have a second approved biosimilar, AVT04, which uses the same SP2/0 host cell line as the reference biologic Stelara. AVT04 has been approved in the United States, Japan, Canada and the EEA and was launched in Japan, Canada and select European countries in 2024. We launched AVT04 in the United States in February 2025. In January 2025, we announced that the FDA accepted our BLA for AVT03, AVT05 and AVT06 for filing and we anticipate that review will be completed as early as the fourth quarter of 2025 for AVT05. We have also submitted marketing authorization applications for AVT03 and AVT06, and the EMA has confirmed acceptance of these applications for review. We are also developing, AVT23 and AVT16, that are both in clinical development, as well as AVT33, in addition to three undisclosed programs, all of which are in pre-clinical development.
Our Programs
AVT02, our high-concentration biosimilar to Humira
Humira (adalimumab) inhibits tumor necrosis factor, which is a protein in the body that can cause inflammation. Developed and predominantly marketed by AbbVie, adalimumab is prescribed to treat a variety of inflammatory conditions including, rheumatoid arthritis, psoriatic arthritis, Crohn’s disease, ulcerative colitis, plaque psoriasis among other indications. Humira is approved and marketed in a high concentration formation (100 mg/mL) across four doses (10 mg, 20 mg, 40 mg, 80 mg) which account for roughly 80% of the U.S. Humira market. In 2024, Humira worldwide net revenues were approximately $9.0 billion. A lower concentration formulation (50 mg/mL) is also approved and marketed across three strengths (10 mg, 20mg, 40mg). Adalimumab has many of the core characteristics we look for in selecting a candidate for development. We now have the first interchangeable high-concentration citrate-free biosimilar to Humira approved in the United States. Additionally, adalimumab fits well within our immunology portfolio and manufacturing capabilities. The competitive landscape and broad market opportunity for adalimumab is attractive to us and our commercial partners.
•We have directly or through our partners, received regulatory approval for AVT02 in 58 countries. These include the United States, the EEA, UK and Switzerland, Canada, Australia, Israel, Morocco, Egypt, Saudi Arabia, South Africa and parts of Latin America. AVT02 is currently marketed in Europe, Canada, Australia and now the United States. In February 2024, we received U.S. FDA approval for AVT02 as an interchangeable high-concentration citrate-free biosimilar to Humira, AVT02 also qualifies for exclusivity as a high-concentration biosimilar. We launched AVT02 with our partner Teva in the United States during the first half of 2024.
AVT04, our biosimilar to Stelara
Stelara (ustekinumab) is a human IgG1k monoclonal antibody against the human interleukin-12 and -23 cytokines. Marketed by Janssen, Stelara is prescribed to treat a variety of inflammatory conditions including psoriatic arthritis, Crohn’s disease, ulcerative colitis, plaque psoriasis among other indications. In 2024, global net revenues from Stelara were approximately $10.4 billion.
We are using an SP2/0 host cell line, which is the same manufacturing host cell line as Stelara. Developing our biosimilar in the same host cell line as the originator for a product that requires such a long half-life, de-risks the approval process and creates potential differentiation relative to other biosimilar developers.
In 2023, we announced that AVT04 had been approved in Japan and Canada. In early 2024, we announced that it had also been approved in the EEA. In April 2024, we received FDA approval for AVT04 in a single-dose prefilled syringe for subcutaneous injection for the treatment of moderate to severe plaque psoriasis and for active psoriatic arthritis in adults and pediatric patients 6 years of age and older. We also announced that we have reached settlement agreements with the manufacturer of the reference product Stelara, Johnson & Johnson. We launched AVT04 in Canada, Japan and select European countries in 2024, and we launched in United States in February 2025.
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
Both the reference product as well as our proposed biosimilar AVT06 are produced in recombinant Chinese hamster ovary cells. In July 2022, we initiated the confirmatory clinical study for AVT06 and, in January 2024, we announced positive topline results from the confirmatory study. In August 2024, we announced that the EMA had accepted our marketing authorization application for AVT06 and we anticipate the review process could be completed in the third quarter of 2025. In February 2025, the Company announced that the FDA has accepted for review a BLA for AVT06. The process to obtain regulatory approval is anticipated to be completed in the fourth quarter of 2025.

AVT03, our proposed biosimilar to both Xgeva and Prolia
Xgeva and Prolia have the same active ingredient, denosumab, but the products are approved for different indications, patient populations, doses and frequencies of administration. Denosumab is a human IgG2 monoclonal antibody with affinity and specificity for human RANKL, receptor activator of nuclear factor kappa-B ligand. Developed and predominately marketed by Amgen, Xgeva is prescribed to prevent bone fracture, spinal cord compression or the need for radiation or bone surgery in patients with certain types of cancer, and Prolia is prescribed to prevent bone loss and increase bone mass. In 2024 global sales of Prolia and Xgeva were approximately $6.6 billion.
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
In January 2024, we announced the positive top-line results from a PK study for AVT03 compared to Prolia in healthy adult subjects. In August 2023, we announced the initiation of a second PK study comparing AVT03 to Xgeva. In August 2022, we announced the initiation of a confirmatory patient study for AVT03. The objective of the confirmatory study was to demonstrate clinical similarity of AVT03 to Prolia in terms of efficacy, safety, immunogenicity, and PK in postmenopausal women with osteoporosis. In July 2024, we announced positive topline results from this study, which met its primary endpoints. In October 2024, the EMA accepted our MAA for AVT03. In March 2025, the Company announced the FDA acceptance of our BLA for AVT03.
AVT05, our proposed biosimilar to Simponi and Simponi Aria
Simponi / Simponi Aria (golimumab), inhibits TNF, which is a protein in the body that can cause inflammation. Simponi / Simponi Aria are prescribed to treat a variety of inflammatory conditions including, RA, psoriatic arthritis, ulcerative colitis among others. Simponi is a sterile solution of golimumab antibody supplied for subcutaneous use. Simponi Aria injection is a sterile solution supplied for intravenous use. We are developing both forms of the product. AVT05 is expressed in an SP2/0 host cell line, which matches the cell used by the developer of the originator. We have developed AVT05 to match the host cell line used by the developer of the originator and we intend to pursue interchangeability designation. In November 2023, we announced positive topline results from our pharmacokinetic study for AVT05. In May 2023, Alvotech announced the initiation of a clinical study to compare the efficacy, safety, and immunogenicity of AVT05 and Simponi in adult patients with moderate to severe rheumatoid arthritis. In November 2024, we announced that the EMA had accepted our MAA for review and we anticipate the review process to be completed in the fourth quarter of 2025. In January 2025, we announced that the FDA had accepted our BLA for filing and we anticipate review to be completed in the fourth quarter of 2025.

AVT16, our proposed biosimilar to Entyvio

Entyvio (vedolizumab) is indicated for the treatment of adult patients with moderate to severe ulcerative colitis and moderate to severely active Crohn’s disease. Vedolizumab targets and binds specifically to the alpha-4-beta-7 protein, which is preferentially expressed on T helper lymphocytes (white blood cells) which migrate into the gastrointestinal tract and cause inflammation characteristic of ulcerative colitis and Chron’s disease.
ATV16 is currently in clinical development. In September 2024, we initiated a confirmatory patient study for AVT16. The objective of the study is to demonstrate comparative efficacy, safety, and immunogenicity of AVT16 to Entyvio, in male and female participants 18-80 years old with moderate to severe active ulcerative colitis. To date, we are one of two companies known to have initiated a global or multi-country confirmatory study for a biosimilar candidate to Entyvio.
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
We are currently in early phase development for four additional product candidates, three for which the reference biologic remains unnamed, and AVT33, a proposed biosimilar candidate to Keytruda (pembrolizumab).
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
•Portfolio and Pipeline: In addition to two approved biosimilars, we are currently advancing a portfolio and pipeline of nine biosimilar candidates through the development and global regulatory process. Our portfolio and pipeline covers a variety of therapeutic areas, including autoimmune disorders, eye disorders, bone disease, respiratory disease, and cancer. Where possible, we seek to develop differentiated products as is the case with our first launched product, AVT02, a biosimilar to Humira. For the U.S. market, our biosimilar was developed as a high-concentration form, which is the predominant product profile that is marketed by the originator company. Additionally, we sought and have been given an interchangeability designation for AVT02 in the U.S. market, with exclusivity. By end of 2024, we had begun commercialization of AVT02, through our commercial partners, in Canada, Australia, and 19 markets across Europe and AVT04 in Canada, Japan and select European countries.
•Commercial Partnerships: We have formed a global network of strategic commercial partnerships to ensure that our products can reach the patients in geographies across the world. Our partners include Dr. Reddy's (U.S., EU, and UK), Teva (U.S.), STADA (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Medpro (Australia, New Zealand, South Africa/Africa), JAMP Pharma (Canada), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS (Middle East and Africa), Abdi Ibrahim (Turkey), Kamada (Israel), MegaLabs, Stein, Libbs, Tuteur and Saval (Latin America), Advanz Pharma (EEA, U.K., Switzerland, Canada, Australia and New Zealand), among others. Our partners’ deep knowledge of the markets and economic, regulatory, payor and reimbursement landscapes in the countries they serve optimizes our commercial opportunity and ability to reach patients in these markets in a way we could not do on our own. We partner only with trusted, market leaders and develop close strategic relationships with these partners that align our interests and the partners’ interests for success.
•People: As of 31 December 2024, we employ over 1000 people around the world. Over 85% of our workforce is dedicated to manufacturing and development of biosimilars. We seek to attract and retain the highest quality talent in order to achieve our mission and execute our strategy.
•ESG and corporate responsibility: We aim to maintain and further develop our commitment to sustainability and corporate responsibility beyond our fundamental mission of expanding access to medicines while lowering costs for patients. We continue developing and implementing a comprehensive environmental, social and governance (“ESG”) framework to collect, monitor and report data that assess our environmental and social impact as well as provide transparent disclosures on governance.
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
Manufacturing & Supply
Manufacturing Facilities
Our corporate headquarters, main manufacturing site and a large part of our R&D division are located in Reykjavik, Iceland. This facility provides us with purpose-built GMP and has highly integrated capabilities for producing biosimilars at scale. The facility is currently approximately 280,000 square feet and utilizes single-use technology to manufacture drug substance and drug product. It houses our R&D, quality control and quality assurance teams and has an active and valid GMP certificate issued by the Icelandic Medicines Authority authorizing Investigational Medicinal Product and commercial manufacturing. In 2024, we completed an expansion to provide additional redundancy in drug product capacity, assembly of combination products and devices, and secondary packaging. With the expansion of the Reykjavik facility’s manufacturing capabilities, we expect our capabilities to be able to meet the demand for our commercial and clinical supply needs in the foreseeable future.

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
AVT02 and certain other products within our pipeline require the use of auto-injector devices. We work closely with our vendors in order to assure availability and manage risk through inventory management and relationship management. Our current arrangement with our supplier utilizes a proprietary design.
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
Sales and Marketing

We have launched AVT02 in over 25 markets globally, including in select European countries under the trade name Hukyndra and in Canada under the trade name SIMLANDI. We launched AVT02 in the U.S. during the first half of 2024. We aim to meet patient demand in our major markets, and to launch in further markets in 2025.

We launched AVT04 in Canada in March 2024 (under the trade name JAMTEKI), in Japan in May 2024 (under the trade name USTEKINUMAB BS (F)) and in select European markets in July 2024 (under the trade name UZPRUVO). We aim to launch AVT04 in further markets in 2025, including in the U.S. (under the trade name SELARSDI) in February 2025.

A breakdown of product revenue from the sale of AVT02 and AVT04 is presented by region below:

USD in thousands	2024		2023
	Product Revenue	% Total	Product Revenue	% Total
Europe	56,574	20.7%	41,166	84.5%
North America	195,526	71.5%	6,638	13.6%
Rest of World	21,372	7.8%	895	1.8%
	273,472	100%	48,699	100%

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
As a result of our strategic decision to form commercial partnerships, we do not currently have direct sales, marketing, and distribution capabilities. In order for us to commercialize any product on our own, we would need to either develop an infrastructure to facilitate sales, marketing and distribution or contract with third parties that have the requisite capabilities. Our in-house strategic sales and marketing expertise is currently focused on relationships with our existing partners and finding new partner relationships. As of 31 December 2024, we have contracted with 17 partners to sell, market, and distribute our products in certain agreed upon territories.
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
Under the supply component of the partnership agreements, we will generally manufacture, supply and deliver the product to each partner, and the partner will exclusively buy the product from us. The purchase price for each commercial partner, unless specifically noted otherwise in the description of the partnership agreements below, is a royalty of approximately 40% (between 35% and 45%) of the estimated net selling price or an agreed-upon applicable floor price, whichever is higher, for the duration of the agreements. The floor price is a minimum price per unit specific to each presentation to be paid by the commercial partner for the product, and is determined per each presentation and product taking into consideration Cost of Goods of manufacturing, supply and commercial market environment. Under certain partnership agreements, we may be eligible to receive additional royalty payments in periods where sales exceed certain targets. As is customary, the partnerships are concluded for durations of ten to twenty years. We recognized $273.5 million of product revenue and $216.2 million of license and other revenue, resulting from the commercial partnerships, for the year ended 31 December 2024. Refer to Note 5 of the consolidated financial statements included elsewhere in this Form 20-F for further details on the revenue recognized under these agreements.
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
On 24 July 2023, Alvotech announced that it had expanded its strategic partnership agreement with Teva. The expanded agreement pertained to the exclusive commercialization in the U.S. by Teva of two new biosimilar candidates to be developed and manufactured by Alvotech and line extensions of two current biosimilar candidates in the partnership, also to be developed and manufactured by Alvotech. The agreement includes milestone payments, the majority paid following product approvals and upon achieving significant sales milestones. Teva and Alvotech will share profit from the commercialization of the biosimilars. Teva also agreed to acquire convertible bonds which were issued by us pursuant to a convertible bond instrument, dated 20 December 2022, for $40 million. On 11 July 2024, we redeemed the convertible bonds held by Teva as part of the redemption of all of our convertible bonds that had not elected to convert their convertible bonds into Ordinary Shares.
As consideration for the rights granted to Teva under the LDA, Teva made upfront payments of $40.0 million and $83.8 million in development and performance milestone payments up to 31 December 2024. Additionally, we are eligible to receive aggregate payments of up to an additional $506.2 million upon the achievement of certain regulatory, commercial, manufacturing and sales milestones.
We launched AVT02 through Teva under the trade name SIMLANDI in the U.S. in the first half of 2024 and we expect to launch AVT04 in the U.S. in February 2025.
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
In June 2024, we announced that we had entered into an agreement with STADA to amend and strengthen our strategic partnership. Under the terms of the agreement, we will be responsible for development and manufacturing AVT03 and STADA will become marketing authorization holder, upon approval of AVT03, and will assume semi-exclusive commercial rights in Europe, including Switzerland and the UK, as well as exclusive commercial rights in selected countries in Central Asia and the Middle East. In parallel with the commercial agreement for AVT03, we agreed to extend STADA’s commercial rights to AVT02 and AVT04 to CIS countries in Central Asia, and we regained commercial rights from STADA to AVT06.

In December 2024, we agreed to extend STADA's commercial rights for AVT06 to Germany, CIS countries and Gulf Cooperation Council (GCC) countries.
Under the terms of these agreements, STADA made upfront payments of $4.6 million and $82.5 million in development and performance milestone payments up to 31 December 2024. Additionally, we are eligible to receive aggregate payments of up to an additional $25.0 million upon the achievement of certain, regulatory, commercial, manufacturing and sales milestones.
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
On 24 May 2023, Alvotech announced that the two companies had extended their exclusive partnership agreement, adding the supply and commercialization of five biosimilar candidates in Europe. Alvotech will be responsible for development and commercial supply and Advanz Pharma will be responsible for registration and commercialization in Europe. The agreement includes candidate biosimilars to Simponi (golimumab) and Entyvio (vedolizumab) and also includes three additional early-stage, undisclosed biosimilar candidates. In conjunction with this agreement, which includes three biosimilar candidates previously licensed to STADA, Advanz Pharma agreed to make upfront payments of $61 million and agreed to make additional payments for an aggregate amount of up to $287.5 million, upon the achievement of certain development and commercial milestones.

In June 2024, we announced that we had entered into an exclusive partnership agreement with Advanz Pharma regarding the supply and commercialization of AVT06, our proposed biosimilar to Eylea (aflibercept) low dose (2 mg), and AVT29, our biosimilar candidate for Eylea high dose (8 mg). Under the agreement, we will be responsible for development and commercial supply of AVT06 and AVT29, and Advanz Pharma will be responsible for registration and commercialization. Advanz Pharma has exclusive commercialization rights in Europe, except for Germany and France where the rights are semi-exclusive. The commercialization agreement includes an upfront payment to us with subsequent payments upon certain development and commercialization milestones.
Under the terms of these agreements, Advanz Pharma made upfront payments of $91.6 million and $36.9 million in development milestone payments up to 31 December 2024. Additionally, we are eligible to receive aggregate payments of up to an additional $351.6 million upon the achievement of certain, regulatory, commercial, manufacturing and sales milestones.
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
In April 2024, we expanded our strategic partnership with Fuji Pharma and entered into a license agreement for AVT5 and AVT06, according to which Alvotech will develop the product candidates and provide a dossier of data, information and know-how relating to the relevant product to Fuji Pharma. Fuji Pharma has the exclusive right to use the dossier to obtain and maintain regulatory approvals and to import, finish, market, promote, sell and distribute the relevant product in Japan.
In September 2023, Fuji Pharma received marketing approval for AVT04 from the Japanese Ministry of Health, Labor and Welfare. We launched AVT04 under the trade name USTEKINUMAB BS (F) in Japan in the second quarter of 2024.
Under the terms of these agreements, Fuji Pharma made upfront payments of $24.6 million and $8.4 million in development and performance milestone payments up to 31 December 2024. Additionally, we are eligible to receive aggregate payments of up to an additional $52.0 million upon the achievement of certain, regulatory, commercial, manufacturing and sales milestones.
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
Under these agreements, JAMP Pharma made upfront payments of $21.0 million and $3.0 million in development and performance milestone payments up to 31 December 2024. Additionally, we are eligible to receive aggregate payments of up to an additional $50.4 million upon the achievement of certain regulatory, commercial, manufacturing and sales milestones.
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
In addition, Alvotech has commercialization partnerships with, among others, Dr. Reddy's (U.S., EU, and UK), Cipla/Cipla Gulf/Cipla Medpro (Australia, New Zealand, South Africa/Africa), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS (Middle East and Africa), Abdi Ibrahim (Turkey), Kamada (Israel), MegaLabs, Stein, Libbs, Tuteur and Saval (Latin America), and Advanz Pharma (EEA, U.K., Switzerland, Canada, Australia and New Zealand).
Other Material Agreements, Partnerships and Suppliers
U.S. AbbVie Agreement
On 8 March 2022 Alvotech entered into the AbbVie U.S. Agreement with AbbVie Inc. and AbbVie Biotechnology Ltd with respect to AVT02 for the U.S. market. Under the licensing component of the AbbVie U.S. Agreement, AbbVie granted Alvotech a license to make, import, use, distribute, sell and offer for sale AVT02 in the U.S. and a license to manufacture, import and store a reasonable amount of AVT02 in anticipation of the commercial launch of AVT02 in the U.S. Under the agreement, Alvotech may sublicense certain rights to other parties subject to certain conditions. Following the termination of the royalty payments on 11 February 2025, the license is fully paid up and irrevocable.
European AbbVie Agreement
On 4 April 2022, Alvotech entered into the European AbbVie Agreement with AbbVie Biotechnology Ltd with respect to the sale of AVT02 in Europe and selected markets outside of Europe (the “European AbbVie Agreement”). Under the licensing component of the European AbbVie Agreement, AbbVie granted Alvotech a license to make, import, use, distribute, sell and offer for sale AVT02 in Europe and selected markets outside of Europe. Alvotech may sublicense certain rights to other parties subject to certain conditions. In return, Alvotech is obligated to pay royalties to AbbVie with respect to certain indications that are covered by AbbVie patents, on an indication-by-indication and territory-by-territory basis. For purposes of calculating royalties due under the agreement, the parties agreed that in any territory, a certain percentage of AVT02 sold in such territory is covered by the indication, bringing the effective royalty rate in the single-digit to low-teens percentage range of net sales of AVT02 in the territories. The royalty payments terminated or will terminate, on an indication-by-indication basis, on 5 June 2022, 11 April, 2025, and 3 June 2031, respectively, at which time the license granted for that indication will be deemed fully paid up and irrevocable. Alvotech’s royalty obligation will terminate earlier if, on a territory-by-territory and indication-by-indication basis, no valid AbbVie patent rights remain. Each party has the right to terminate the agreement upon breach of certain terms of the agreement that remains uncured for a certain period of time. Additionally, AbbVie may terminate the agreement if Alvotech takes certain actions concerning the patentability, validity, or enforceability of AbbVie’s patents in Europe with respect to AVT02.
For the year ended 31 December 2024, we paid $5.9 million in royalties to AbbVie.

Secured Loan Facility

On 6 June 2024, Alvotech, as borrowed, entered into the Secured Loan Facility with GLAS USA LLC, as administrative agent, GLAS Americas LLC, as collateral agent, and the lenders party thereto, which provides for term loan commitments in an aggregate principal amount of $965.0 million, of which the $900.0 million First Out Term Loans were drawable as “first out” term loans and the $65.0 million Second Out Term Loans were drawable as “second out” term loans (the “Second Out Term Loans” and, together with the First Out Term Loans, the “Term Loans” or the "Facility"). The Term Loans are scheduled to mature on 11 July 2029.

At the option of Alvotech, the outstanding principal amount under the Facility bear either interest at a secured overnight financing rate (“SOFR”) based rate (with such customary provisions under the Term Loans providing for the replacement of SOFR with any successor rate) or an alternate base rate, in each case plus an applicable margin. The applicable margin for alternate base rate loans is 5.50% per annum for the First Out Term Loans and 9.50% per annum for the Second Out Term Loans and the applicable margin for SOFR-based loans is 6.50% per annum for the First Out Term Loans and 10.50% per annum for the Second Out Term Loans. With respect to the First Out Term Loans, Alvotech has the ability to opt to have interest paid-in-kind in lieu of cash interest for any interest period (“PIK Interest Election”), which would increase the interest rate for such First Out Term Loans by 0.75% per annum for the applicable interest period. Alvotech can make such PIK Interest Election for interest accruing on or before 30 June 2025. With respect to the Second Out Term Loans, all interest may only be paid in kind.

The Agreement contains customary mandatory prepayment requirements, including mandatory prepayments as a result of (a) excess cash flow (subject to certain customary exceptions and thresholds), (b) asset sales (subject to reinvestment rights and certain customary exceptions and thresholds) and (c) the incurrence of non-permitted indebtedness. Alvotech may also voluntarily prepay the Term Loans subject, in certain circumstances, subject to a prepayment premium for payments on or before the third anniversary of the closing date; the amount of the prepayment varies based on when the prepayment occurs.

The Agreement permits Alvotech to request, from time to time, (a) increases in the Term Loans pursuant to the establishment of one or more new classes of incremental term loans, and/or (b) extend the maturity of the Term Loans, in each case subject to commitments from lenders and customary conditions, exceptions and thresholds.

The Agreement contains various customary affirmative covenants, including financial reporting requirements and customary negative covenants that limit, among other things, Alvotech’s incurrence of liens, incurrence of indebtedness, entry into certain fundamental change transactions, asset sales, the making of certain restricted payments and entry into transactions with affiliates. The Agreement also requires Alvotech to maintain specified minimum quarterly liquidity. Events of default under the Agreement are customary for facilities of this type including, among other things, the failure to pay principal, interest or fees, the failure to observe or perform any material covenant contained in the Agreement, material misrepresentation under or in connection with the Agreement, cross-default to certain material indebtedness, entry of judgments in a material amount, a change of control and the institution of any bankruptcy or insolvency proceedings.
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
The specific characteristics of the competitive landscape for each of our publicly announced product development programs include but are not limited to:
AVT02. We expect AbbVie (the originator) as well as Amgen, Boehringer Ingelheim GmbH, Biocon/FujiFilm, Celltrion, Fresenius Kabi, Pfizer, Samsung Bioepis, Coherus, and Sandoz to be our main competitors for AVT02, a biosimilar product candidate to Humira (adalimumab). Most of these companies have either launched or disclosed development plans for a 50 mg/mL Humira biosimilar in the U.S., EU, or both, as well as in some other global markets. Celltrion, Sandoz and Alvotech are the only companies with regulatory approval in the EU for a 100 mg/mL biosimilar version of adalimumab. In the U.S., Amgen, Samsung Bioepis, Celltrion and Sandoz received approval from FDA for a 100 mg/mL biosimilar version of adalimumab and Boehringer Ingelheim has a BLA pending FDA approval. Companies that announced plans to seek U.S. interchangeability designation for a 100 mg/mL biosimilar version of adalimumab include Amgen, Samsung Bioepis, and Celltrion. On 23 February 2024, the FDA gave market U.S. approval to AVT02 under the tradename SIMLANDI, and announced that SIMLANDI qualified for interchangeability designation and with exclusivity in the U.S. market for an undetermined length of time.
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
Manufacturing controls and conformance to cGMPs are considered very important for biological products. The BLA must also contain extensive manufacturing information. The FDA will inspect the facility or the facilities at which the biologic is manufactured to ensure conformance to cGMPs. This can include reviewing a firm’s previous compliance history, using information sharing from trusted foreign regulatory partners through mutual recognition agreements and other confidentiality agreements, requesting records “in advance of or in lieu of” facility inspections or voluntarily from facilities and sites, and conducting remote interactive evaluations where appropriate.
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
The federal AKS prohibits any individual or entity from knowingly and willfully offering or paying “remuneration,” directly or indirectly, overtly or covertly, in cash or in kind to induce another individual or entity to: (a) refer an individual to a person for the furnishing (or arranging for the furnishing) of any item or service for which payment may be made under a federal health care program; (b) purchase or order any covered item or service; (c) arrange for the purchase or order of any covered item or service; or (d) recommend the purchase or order of any covered item or service. It also is illegal under the AKS to solicit or receive remuneration for such purposes. “Remuneration” is generally defined to include any transfer of value, in cash or in kind, including gifts or free product, meals, discounts, rebates, and other price concessions. Courts have broadly construed the AKS to include virtually anything of value given to an individual or entity if one purpose of the remuneration is to influence the recipient’s reason or judgment relating to referrals.
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
In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the HITECH and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity and their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
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

The extent to which on-going clinical trials will be governed by the CTR will depend on the duration of the individual clinical trial. Sponsors could choose to submit a clinical trial application under either the CTD or the CTR until 31 January 2023. For clinical trials in relation to which application for approval was made on the basis of the CTD before 31 January 2023, if authorized, those clinical trials continued to be governed on a transitional basis by the CTD until 31 January 2025. All ongoing trials are now subject to the provisions of the CTR.
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

Healthcare Reform
Like third-party payors, the U.S. federal government, state legislatures and foreign governments have continually implemented cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for generic substitution. For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. State laws may permit or require substitution of interchangeable products, too, when approved interchangeable products are available in the future. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures could further limit our net revenue and results. Decreases in third-party reimbursement for our products or decisions by certain third-party payors to not cover specific products, or implement coverage restrictions (e.g., prior authorization, step-edit requirements) could reduce provider utilization and have a material adverse effect on sales, results of operations and financial condition.
In the U.S. and some other countries, particularly over the past few years, a number of legislative and regulatory proposals have been introduced in an attempt to lower drug prices and restrict or regulate post-approval activities. In the U.S., in addition to market actions taken by private and government payors, there has been heightened government, media, and public scrutiny over the manner in which drug manufacturers set prices for their marketed products, resulting in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. For example, the IRA directs the U.S. Department of Health and Human Services (“HHS”) Secretary to establish a Drug Price Negotiation Program to lower prices for certain high-expenditure, single-source prescription drugs and biologics covered under Medicare Part B and Part D that have been approved by the FDA for at least 7 years for prescription drugs and at least 11 years for biologics. Under the Program, the HHS Secretary will publish a list of “selected drugs,” and will then negotiate maximum fair prices with their manufacturers. The Program will be implemented in stages. Beginning in 2026, 10 Medicare Part D “selected drugs” will be subject to price negotiations. By 2029, and in subsequent years thereafter, the number will increase to 20 drugs and biologics covered under Medicare Part B and Part D. Agreements between HHS and manufacturers will remain in place until a drug or biologic is no longer considered a “selected drug” for negotiation purposes. Manufacturers who do not comply with the negotiated prices set under the Program will be subject to an excise tax based on a percentage of total sales of a “selected drug” up to 95% and potential civil monetary penalties. On 15 August 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges.

On 17 January 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, effective October 2023, the IRA requires manufacturers that increase prices of certain Medicare Part B and Part D drugs or biologics at a rate greater than inflation to pay rebates to the Centers for Medicare & Medicaid Services or be subject to civil monetary penalties. The IRA also provides certain incentives for the development and manufacture of biosimilars. For example, the Secretary can grant a one-year delay from price negotiations for biosimilars that have a “high likelihood” of a competing biosimilar product entering the market within the requested delay period. In addition, certain Part B biosimilars qualify for an increase in Medicare payments, to 8% of the 5-year Average Sales Price, from 6% under current law. The HHS Secretary has been directed to promulgate regulations to implement the Program and other IRA health reform measures.
In this dynamic environment, particularly given the recent change in administration, we are unable to predict which or how many government policy, legislative, regulatory, executive or administrative changes may ultimately be, or effectively estimate the consequences to our business if, enacted and implemented. However, to the extent that these or other federal government initiatives further decrease or modify the coverage or reimbursement available for our products, require that we pay increased rebates or shift other costs to us, limit or affect our decisions regarding the pricing of or otherwise reduce the use of our products, or limit our ability to offer co-pay payment assistance to commercial patients, such actions could have a material adverse effect on our business and results of operations. Individual states have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

In many countries outside the United States, government-sponsored healthcare systems are the primary payors for drugs. With increasing budgetary constraints and/or difficulty in understanding the value of medicines, governments and payors in many countries are applying a variety of measures to exert downward price pressure. These measures can include mandatory price controls; price referencing; therapeutic-reference pricing; increases in mandates; incentives for generic substitution and biosimilar usage and government-mandated price cuts. In this regard, many countries have health technology assessment agencies that use formal economic metrics such as cost-effectiveness to determine prices, coverage and reimbursement of new therapies; and these agencies are expanding in both established and emerging markets. For example, some EEA countries may require the completion of studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA, process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. In December 2021, the EU HTA Regulation was adopted in the EU. The HTA Regulation has applied from 12 January 2025 although it will enter into force iteratively and initially apply to new active substances to treat cancer and to all advanced therapy medicinal products (ATMPs), it will then be expanded to orphan medicinal products in January 2028, and to all centrally authorized medicinal products as of 2030. Selected high-risk medical devices will also be assessed under the HTA Regulation as of 2026. The HTA Regulation is intended to harmonize the clinical benefit assessment of HTA across the EU. Pricing and reimbursement decisions, based on these assessments, remain the responsibility of individual Member States.. In light of the fact that the United Kingdom has left the EU, Regulation No 2021/2282 on HTA does not apply in the United Kingdom. However, the MHRA is working with UK HTA bodies and other national organizations, such as the Scottish Medicines Consortium ("SMC"), the National Institute for Health and Care Excellence ("NICE"), and the All-Wales Medicines Strategy Group, to introduce new pathways supporting innovative approaches to the safe, timely and efficient development of medicinal products.
Regulation in the United Kingdom
The withdrawal of the United Kingdom from the EU on 31 January 2020, commonly referred to as Brexit, has created significant uncertainty concerning the regulatory relationship between the UK and the EU. The Medicines and Healthcare products Regulatory Agency ("MHRA"), is now the UK’s standalone regulator. On 24 December 2020, the EU and UK reached an agreement in principle on the framework for their future relationship, the EU-UK Trade and Cooperation Agreement, or Agreement. The Agreement primarily focuses on ensuring free trade between the EU and the UK in relation to goods, including medicinal products. Although the body of the Agreement includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an Annex to the Agreement.
Among the changes that will now occur are that the United Kingdom is now a third country. As part of the Agreement, the EU and the UK will recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The Agreement also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release. The UK has unilaterally agreed to accept EU batch testing and batch release. However, the EU continues to apply EU laws that require batch testing and batch release to take place in the EU territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the EU market for commercial use.
The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On 17 January 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The UK Government published its response to the consultation on 21 March 2023 confirming that it would bring forward changes to the legislation and such changes were laid in parliament on 12 December 2024. These resulting legislative amendments will, if implemented in their current form, bring the UK into closer alignment with the CTR. In October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.
Marketing authorizations in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. Since 1 January 2021, an applicant for the EU centralized procedure marketing authorization can no longer be established in the UK. As a result, since this date, companies established in the UK cannot use the EU centralized procedure. In order to obtain a United Kingdom MA to commercialize products in the United Kingdom, an applicant must be established in the United Kingdom and must follow one of the United Kingdom national authorization procedures or one of the remaining post-Brexit international cooperation procedures. Applications are governed by the Human Medicines Regulations (SI 2012/1916) and are made electronically through the MHRA Submissions Portal. The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, a 150-day assessment (subject to clock-stops) and a rolling review procedure. The rolling-review procedure permits the separate or joint submission of quality, non-clinical, and clinical data to the MHRA which can be reviewed on a rolling basis. After an application under the rolling-review procedure has been validated, the decision should be received within 100 days (subject to clock-stops).
In addition, since 1 January 2024, the MHRA may rely on the International Recognition Procedure (“IRP”), when reviewing certain types of MAAs. Pursuant to the IRP, the MHRA will take into account the expertise and decision-making of trusted regulatory partners (e.g., the regulatory in Australia, Canada, Switzerland, Singapore, Japan, the U.S.A. and the EU). The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust. The IRP allows medicinal products approved by such trusted regulatory partners that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update a MA in the United Kingdom. Applications should be decided within a maximum of 60 days if there are no major objections identified that cannot be resolved within such 60 day period and the approval from the trusted regulatory partner selected has been granted within the previous 2 years or if there are such major objections identified or such approval hasn’t been granted within the previous 2 years within 110 days. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations and renewals.
All existing EU marketing authorizations for centrally authorized products were automatically converted or grandfathered into UK marketing authorization, effective in Great Britain only, free of charge on 1 January 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland remained within the scope of EU authorizations in relation to centrally authorized medicinal products until 1 January 2025. However, on 1 January 2025, a new arrangement as part of the so-called “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labelling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines.

There is no pre-marketing authorization orphan designation for medicinal products in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the EU, but have been tailored for the market. This includes the criterion that prevalence of the condition in the United Kingdom, rather than the EU, must not be more than five in 10,000. Upon the grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication. The start of this market exclusivity period will be set from the date of first approval of the product in the United Kingdom.
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
C.Organizational Structure
Corporate Structure
The following diagram illustrates our corporate structure as of 31 December 2024.
•Alvotech hf., Alvotech Manco ehf., and Fasteignafélagið Sæmundur hf. are incorporated in Iceland;
•Alvotech Swiss AG is incorporated in Switzerland;
•Alvotech USA Inc. is incorporated in Virginia, United States;
•Alvotech Malta Limited is incorporated in Malta;
•Alvotech UK Limited is incorporated in the United Kingdom;
•Alvotech Spain S.L. is incorporated in Spain;
•GlycoThera Holding S.à.r.l is incorporated in Luxembourg;
•Glycothera Analytics GmbH and Glycothera Development GmbH are incorporated in Germany; and
•Alvotech Biosciences India Private Limited is incorporated in India.
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
Registered Office in Grand Duchy of Luxembourg
Our registered office is at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, where it has approximately 19 square meters of office space. This location is used for administrative functions only. We are currently leasing this office space. The lease expired in August 2023 but the agreement provides for automatic renewal for one year until termination of the agreement.

Offices and Manufacturing Facility in Iceland
Our corporate headquarters, main manufacturing site and a large part of our R&D division are located in Reykjavik, Iceland. This facility, which we own through a subsidiary, provides us with purpose-built GMP, and has highly integrated capabilities for producing biosimilars at scale. The facility is currently approximately 280,000 square feet and utilizes single-use technology to manufacture drug substance and drug product. It houses our R&D, quality control and quality assurance teams and has an active and valid GMP certificate issued by the Icelandic Medicines Authority authorizing Investigational Medicinal Product and commercial manufacturing. In 2024, we completed an expansion that is expected to provide additional redundancy in drug product capacity, assembly of combination products and devices, and secondary packaging. Additionally, the expansion supports increased warehousing and other supportive functions. With the expansion of the Reykjavik facility’s manufacturing capabilities, our capabilities are able to meet the demand for our products, after we obtained regulatory approval and commercial launch..

For the facility extension, we entered into a lease agreement with Fasteignafélagið Eyjólfur in April 2023, under which Fasteignafélagið Eyjólfur funded and managed the extension. As disclosed in the related party section (Item 7 B), Fasteignafélagið Eyjólfur is a related party. On 12 December 2024, the Group entered into a settlement with Fasteignafélagið Eyjólfur hf. with respect to Alvotech hf.'s equipment located in the leased premises and operated by Alvotech hf., which had been acquired by Faseignafélagið Eyjólfur hf. This settlement resulted in an amendment of the lease agreement.
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
Other Offices
We have a facility in Jülich, Germany that focuses on cell line, media, process and analytical development, including tailored clone creation and selection. The Jülich site also serves as a warehouse for supply continuity of master cell banks and working cell banks for our lead product candidates that are produced at contract manufacturing organizations. This facility is approximately 15,000 square feet and is not used for manufacturing. We are holding the space through seven lease agreements, two of which expire in 2025 and provides for automatic renewal until the termination of the agreement, and the other five lease agreements can be terminated at any time with a three-month notice period.
We have a facility in Hannover, Germany that houses our capabilities in analytical glycoprotein characterization. This facility is approximately 14,000 square feet and is not used for manufacturing. We are currently leasing this office space. The lease agreement can be terminated at any time with a 12-month notice period.
Our Virginia, USA office houses our U.S. regulatory, government policy and legal affairs functions. The office in Leesburg, Virginia is approximately 950 square feet and is not used for manufacturing. We are currently leasing this office space. The lease expires in March 2026.
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

Additionally, we use a small part of a 6,000 square feet office in Malta for administrative functions. We are currently leasing this office space. The leases expire in August 2025.
We recently entered into a short-term lease contract for coworking office space with a private office in Madrid, Spain. The lease expires in March 2025.
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
Alvotech currently has two approved biosimilars for major markets and an additional nine product candidates in its pipeline for serious diseases with unmet patient and market need. Product candidates in our pipeline address reference products treating autoimmune, eye, and bone disorders, as well as cancer, with combined estimated peak global sales of originator products of more than $130 billion.
•In 2022, Alvotech’s commercial partners launched AVT02, a biosimilar to Humira (adelimumab), in Canada and Europe and, in 2023, in Australia. On 23 February 2024, Alvotech announced the receipt of FDA approval for marketing AVT02 in the U.S. Alvotech's commercial partners, Teva Pharmaceuticals International GmbH (“Teva”) and Quallent Pharmaceuticals ("Quallent"), launched AVT02 in the U.S. during the first half of 2024. The Company extended, through its European commercial partner, STADA Arzneimittel AG (“Stada”), its commercial rights to AVT02 to Commonwealth of Independent States (CIS) countries in Central Asia in June 2024.
•In the fourth quarter of 2023, Alvotech's commercialization partners Fuji Pharma ("Fuji") and JAMP Pharma ("Jamp") received approval for AVT04, a biosimilar to Stelara (ustekinumab), in Japan and Canada. In January 2024, Alvotech's commercialization partner STADA Arzneimittel AG (“Stada”) received approval for AVT04 in the EEA. Alvotech received approval from the FDA for Selarsdi, AVT04 biosimilar to Stelara, in April 2024. The Company has launched AVT04 in Canada through its partner Jamp, in Japan through its partner Fuji, in select European markets starting in July through its partner Stada, and in the U.S. starting in February 2025. The Company extended Stada’s commercial rights to AVT04 to CIS countries in Central Asia in June 2024. In October 2024, the FDA approved SELARSDI (ustekinumab) in a new presentation, 130 mg/26 ml solution in a single-dose vial for intravenous infusion. This approval paves the way for SELARSDI to further align its label with the indications of the reference product Stelara in the U.S. at launch, which is expected in the first quarter of 2025.
•Alvotech is in late stage clinical studies for five biosimilar candidates. These are AVT03, a biosimilar candidate to Prolia / Xgeva (denosumab), AVT05, a biosimilar candidate to Simponi and Simponi Aria (golimumab), AVT06, a biosimilar candidate to Eylea (aflibercept), AVT16, a biosimilar candidate to Entyvio (vedolizumab), and AVT23, a biosimilar candidate to Xolair (omalizumab).
•In April 2024, the Company announced positive topline results from a confirmatory clinical study for AVT05, a proposed biosimilar for Simponi and Simponi Aria. In November 2024, the European Medicines Agency (EMA) accepted a Marketing Authorization Application (MAA) for AVT05. The approvals process is anticipated to be completed in the fourth quarter of 2025.
•In May 2024, Alvotech entered into an agreement with Dr. Reddy's Laboratories SA, ("Dr. Reddy") for the commercialization of AVT03, a biosimilar candidate to Prolia and Xgeva in the U.S., Europe and United Kingdom ("UK"). Dr. Reddy’s commercialization rights are exclusive for the U.S., and semi-exclusive for Europe and the UK. In June 2024, the Company extended its partnership with Stada who will assume marketing license for AVT03 in Europe through semi-exclusive rights, including Switzerland and the UK, as well as exclusive rights in selected markets in Central Asia and the Middle East. In July 2024, the Company announced positive topline results from a confirmatory patient study for AVT03. In October 2024, the EMA accepted a MAA for AVT03. In March 2025, the Company announced the FDA acceptance of BLA for AVT03.
•In June 2024, the Company entered into an exclusive partnership agreement with Mercury Pharma Group Limited (“Advanz”) regarding the supply and commercialization of AVT06, its proposed biosimilar to Eylea, in Europe, except for Germany and France where the rights are semi-exclusive. In August 2024, the EMA has accepted a MAA for AVT06. Alvotech has also regained commercial rights from Stada to AVT06.
•In September 2024, the Company announced the initiation of a confirmatory patient study for AVT16, a biosimilar candidate to Entyvio (vedolizumab). Alvotech is one of two companies known to have initiated a global or multi-country confirmatory patient study for a biosimilar candidate to Entyvio.
•Alvotech also has a number of other programs in earlier phases of development that it plans to advance over the coming years. The most advanced of these is AVT33, a proposed biosimilar to Keytruda (pembrolizumab).

As of 31 December 2024, the Group had cash and cash equivalents of $51.4 million and current assets less current liabilities of $261.6 million.
•On 26 February 2024, Alvotech announced it had received and accepted an offer from investors outside the U.S. for the sale of 10,127,132 Ordinary Shares, for an approximate gross value of $166 million, at a purchase price of $16.41 per share, or ISK 2,250, at the foreign exchange rate on 23 February 2024. The shares were to be delivered to investors from previously issued treasury shares held by Alvotech´s subsidiary Alvotech Manco. As of 31 December 2024, the settlement of the sale offers resulted in 9,213,333 Ordinary Shares delivered to investors upon the payment of $150.5 million, the net proceeds of the transaction totaling $144 million.
•On 7 June 2024, the Company entered into a senior secured first lien term loan facility of $965.0 million in two tranches (the "Facility"), led by GoldenTree Asset Management, with participation from other institutional investors, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add incremental cash to the statement of financial position. The Facility matures in July 2029 and was funded in July 2024.

•On 26 June 2024, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Similarly, some holders of the Aztiq Convertible Bonds decided to exercise similar conversion right into ordinary shares at the same conversion price. Based on the exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $220.7 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds and the Aztiq Convertible Bonds that did not exercise their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.

•On 11 July 2024, the Company announced the closing of its previously executed Facility. The closing has allowed Alvotech to refinance outstanding debt obligations, reduce the cost of capital and improve its overall debt maturity profile. The first tranche is a first lien $900.0 million term loan which bears an interest rate of USD Secured Overnight Funding Rate ("SOFR") plus 6.5% per annum. The second tranche is a $65.0 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum.
Alvotech’s net loss for the years ended 31 December 2024, 2023, and 2022 was $231.9 million, $551.7 million and $513.6 million, respectively. Alvotech’s Adjusted EBITDA was $108.3 million and ($291.0) million, for the years ended 31 December 2024, 2023, and 2022, respectively. Alvotech expects to continue to incur a certain level of expenses for the immediate future, as it advances its products through preclinical and clinical development and seeks regulatory approvals, manufactures drug product and drug supply, maintains and expands its intellectual property portfolio, hires additional personnel, and pays for accounting, audit, legal, regulatory and consulting services and costs associated with maintaining compliance with exchange listing rules and the requirements of the SEC, director and officer liability insurance premiums, investor and public relations activities and other expenses associated with operating as a public company. See “Risk Factors — We may need to raise substantial additional funding. This additional funding may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights, or may not be available on acceptable terms or at all. Failure to obtain such necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations".
Factors Affecting Alvotech’s Performance
The pharmaceutical industry is highly competitive and highly regulated. As a result, Alvotech faces a number of industry-specific factors and challenges, which can significantly impact its results. For a more detailed explanation of Alvotech’s business and its risks see “Item 3.D. Risk Factors.” These factors include:
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
Impact of Geopolitics and Global Economic Conditions
We are subject to additional risks and uncertainties arising from changes to the macroeconomic environment and geopolitical events, including inflation, political instability in particular economies and markets, such as the instability caused by geopolitical conflicts including the war in Ukraine and hostilities in the Middle East, or public health issues or pandemics, such as the COVID-19 pandemic. Global financial markets have experienced volatility and disruption due to macroeconomic and geopolitical events such as armed conflicts, rising inflation, the imposition and threat of imposition of tariffs, trade protection measures and other trade barriers, and other protectionist or retaliatory measures, which increase the fear of a recession. In addition, if equity and credit markets deteriorate, including as a result of past and potential future bank failures, it may make any future debt or equity financing more difficult to obtain on favorable terms, and potentially more dilutive to our existing stockholders. We cannot predict at this time to what extent we and our collaborators, employees, suppliers, contract manufacturers and/or vendors could potentially be negatively impacted by such events.

For example, in February 2025, the U.S. President said he was considering tariffs on pharmaceutical products and on products imported from Europe. As of the date of this annual report, it is unclear whether such tariffs, if imposed, would apply to all or any pharmaceutical products, including clinical supply imported for purposes of conducting clinical trials in the U.S., and whether they would also apply to goods produced in Iceland, which is a member of the European Economic

Area but not the European Union. The impact of such tariffs would also be subject to a number of other factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available. Tariffs on our products could increase our cost of importing clinical and commercial product into the United States, which would increase the costs of conducting clinical trials in the United States and, if approved, the cost of revenue from sale of therapies and could reduce our margins on the sale of our products.
We believe that inflation will have a general impact on the business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on us. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate it could have a material adverse effect on the Group’s business, financial condition, results of operations and growth prospects.
Components of Operations
Product Revenue
During the year ended 31 December 2024, the Company recognized revenue from product sales resulting from the launch of Alvotech’s AVT02 product in the U.S. and sales in select European markets, Canada and Australia, and the launch of AVT04 product in Canada, Japan, and in select European countries. The Company expects to continue to increase recognition of product revenue as products are successfully launched into the marketplace.
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
In the future, revenue may include new out-license contracts and additional milestone payments. Alvotech expects that any revenue it generates will fluctuate from period to period as a result of the timing and amount of license, research and development services, milestone and other payments.
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
Expenditures related to research and development activities are recognized as an expense in the period in which they are incurred. Alvotech did not capitalize any research and development expenses as internally developed intangible assets during the years ended 31 December 2024, 2023, and 2022 as not all the criteria in paragraph 57 of IAS 38 have been met.
Research and development activities will continue to be central to Alvotech’s business model and will vary significantly based upon the success of its programs. Alvotech expects to incur significant research and development expenses in the near term, as it continues to advance the development of its biosimilar product candidates.
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
Share of net loss / profit of joint venture
Alvotech held a 50% ownership interest in the Joint Venture. Alvotech accounted for its ownership interest in the Joint Venture using the equity method of accounting. The carrying amount of equity-accounted investments was assessed for impairment and impairment losses were recognized as impairment loss on investment in joint venture in the statements of profit or loss and other comprehensive income or loss in 2023 as there was objective evidence of impairment as a result of loss events that had an impact on estimated future cash flows and that could be reliably estimated. In June 2024, Alvotech sold its share in the joint venture for a gross proceeds of $18.0 million.

Finance income and finance costs
Finance income consists of changes in the fair value of derivative financial liabilities and interest income. Alvotech recognizes interest income from a financial asset when it is probable that the economic benefits will flow to Alvotech, and the amount of income can be measured reliably.
Finance costs consist of interest expenses related to lease liabilities and borrowings, changes in the fair value of derivative financial liabilities, and accretion of Alvotech’s borrowings and amortization of deferred financing fees.
Exchange rate differences
The Group uses the U.S. dollar as its reporting currency and conducts business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily to Euro, Icelandic Krona, UK pound and Swiss franc.
Gain / Loss on extinguishment of financial liabilities
Alvotech recognizes a gain / loss on extinguishment of financial liabilities in connection with the substantial modification or extinguishment of outstanding financial liabilities. The gain / loss is calculated as the difference between the carrying amount of the liability extinguished and the fair value of the consideration paid.
Income tax (expense) benefit
Income tax (expense) benefit consists of current tax and deferred tax (expense) benefit recorded in the consolidated statement of profit or loss and other comprehensive income or loss.
A.Operating Results
Comparison of the Years Ended 31 December 2024 and 2023
The following table sets forth Alvotech’s results of operations for the years ended 31 December:

USD in thousands	2024	2023
Product revenue	273,472	48,699
License and other revenue	216,210	42,735
Other income	2,296	1,948
Cost of product revenue	(185,309)	(160,856)
Research and development expenses	(171,312)	(210,827)
General and administrative expenses	(65,713)	(76,559)
Operating profit / (loss)	69,644	(354,860)
Share of net loss of joint venture	—	(7,153)
Impairment loss on investment in joint venture	—	(21,519)
Loss on sale of interest in joint venture	(2,970)	—
Finance income	80,145	4,823
Finance costs	(303,165)	(267,157)
Exchange rate differences	8,161	(5,183)
Loss on extinguishment of financial liabilities	(69,378)	—
Non-operating loss	(287,207)	(296,189)
Loss before taxes	(217,563)	(651,049)
Income tax (expense) / benefit	(14,301)	99,318
Loss for the year	(231,864)	(551,731)

Product revenue

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Product revenue	273,472	48,699	224,773	nm
nm = not meaningful, refer to explanation below
Product revenue was $273.5 million for the year ended 31 December 2024, compared to $48.7 million for the year ended 31 December 2023. Revenue for the year ended 31 December 2024, consisted of product revenue from sales of AVT02 in European countries and Canada, launch of AVT02 in the U.S., and the launches of AVT04 in Canada, Japan and European markets.
License and other revenue

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
License and other revenue	216,210	42,735	173,475	nm
nm = not meaningful, refer to explanation below

License and other revenue was $216.2 million for the year ended 31 December 2024, compared to $42.7 million for the year ended 31 December 2023. The license and other revenue of $216.2 million was primarily attributable to the recognition of a $6.6 million research and development milestone due to the approval of AVT04 in Europe, $6.8 million due to the MAA submission with the EMA for AVT03, $12.1 million relative to the MAA submission with the EMA for AVT05, $15.5 million due to the MAA submission with the EMA for AVT06, $16.8 million relative to CTA submission for AVT16, $39.1 million due to the CES completion of AVT03, and $56.4 million due to the CES completion of AVT05. This also included $5.4 million relative to the product launch of AVT04 in Japan, $6.9 million relative to the achievement of sales target of AVT02 in Europe and Canada, $10.0 million relative to the product launch of AVT04 in Europe, $18.8 million relative to the product launch of AVT02 in the U.S., and a net milestone revenue of $20.4 million for the execution of new licensing contracts during the year ended 31 December 2024.

Cost of product revenue

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Cost of product revenue	185,309	160,856	24,453	15.2

Cost of product revenue was $185.3 million for the year ended 31 December 2024, compared to $160.9 million for the year ended 31 December 2023. This is the result of sales in the period, including the launches of AVT02 in the U.S.,

AVT04 in Canada, Japan and European countries, tempered by lower production-related charges and lower costs associated with FDA inspection readiness.

Research and development expenses (R&D expenses)

			Change
	Year Ended 31 December		2023 to 2024
USD in thousands	2024	2023	$	%
AVT03 development program expenses	23,755	30,714	(6,959)	(22.7)
AVT04 development program expenses	3,166	7,259	(4,093)	(56.4)
AVT05 development program expenses	27,043	41,460	(14,417)	(34.8)
AVT06 development program expenses	29,465	33,109	(3,644)	(11.0)
AVT16 development program expenses	31,569	11,425	20,144	176.3
Salary and other employee expenses	37,652	45,835	(8,183)	(17.9)
Depreciation, amortization and impairment	8,358	6,888	1,470	21.3
Other research and development expenses (1)	10,304	34,137	(23,833)	(69.8)
Total research and development expenses	171,312	210,827	(39,515)	(18.7)
(1)Other research and development expenses include other project costs, facility costs and other operating expenses recognized as research and development expenses during the period.
R&D expenses were $171.3 million for the year ended 31 December 2024, compared to $210.8 million for the year ended 31 December 2023. The decrease was primarily driven by a one-time charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23 recognized during the year 2023, a decrease of $6.3 million primarily related to programs which reached commercialization (i.e., AVT02 and AVT04 programs), a decrease of $25.0 million related to programs for which the clinical phase is substantially completed (i.e. AVT03, AVT05, and AVT06), and overall lower headcount and other R&D expenses for $8.2 million, partially offset by a $20.0 million increase in direct program expenses mainly due to AVT16 that is advancing through clinical phase.

General and administrative expenses (G&A expenses)

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
General and administrative expenses	65,713	76,559	(10,846)	(14.2)
G&A expenses were $65.7 million for the year ended 31 December 2024, compared to $76.6 million for the year ended 31 December 2023. The decrease in G&A expenses was primarily attributable to $4.5 million in lower third-party services, lower insurance premiums and headcount, coupled with a $6.0 million decrease in expenses for share-based payments.

Share of net loss of joint venture and loss on interest in joint venture

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Share of net loss of joint venture	—	7,153	(7,153)	(100.0)
Impairment loss on investment in joint venture	—	21,519	(21,519)	(100.0)
Loss on sale of interest in joint venture	2,970	—	2,970	100.0
In June 2024, Alvotech sold its share in the joint venture for gross proceeds of $18.0 million (less $1.3 million in transaction costs). The sale resulted in a net loss of $3.0 million during the year ended 31 December 2024.
Finance income

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Finance income	80,145	4,823	75,322	nm
nm = not meaningful, refer to explanation below
Finance income was $80.1 million for the year ended 31 December 2024, compared to $4.8 million for the year ended 31 December 2023. Finance income for the year ended 31 December 2024 was primarily attributable to the change in fair value of the Tranche A Conversion Feature of the 2022 Convertible bonds impacted by the bond holders exercising their right to conversion into ordinary shares on the last scheduled conversion date prior to maturity, which was 1 July 2024. Finance income for the year ended 31 December 2023 was mainly attributable to interest recognized from bank accounts.
Finance costs

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Finance costs	303,165	267,157	36,008	13.5
Finance costs were $303.2 million for the year ended 31 December 2024, compared to $267.2 million for the year ended 31 December 2023. Finance costs for the year ended 31 December 2024 primarily comprised of a $130.5 million finance costs reflecting the fair value of the Predecessors Earn Out shares, which was negatively impacted by the increase in the Company's share price during the year, and by interest charges on outstanding debts of $147.4 million.
Exchange rate differences

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Exchange rate differences	8,161	(5,183)	13,344	nm
nm = not meaningful, refer to explanation below
Exchange rate differences resulted in a gain of $8.2 million for the year ended 31 December 2024, compared to a loss of $5.2 million for the year ended 31 December 2023. The change was primarily driven by the movements in the exchange rate of foreign currencies, predominantly Icelandic krona and euros.

Loss on extinguishment of financial liabilities

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Loss on extinguishment of financial liabilities	69,378	—	69,378	100.0

On 7 June 2024, the Company entered into a $965.0 million Secured Loan Facility maturing in July 2029 that was funded in July 2024. Upon the closing of the Secured Loan Facility, the Company was required to settle its existing debt obligations. In parallel, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Similarly, some holders of the Aztiq Convertible Bonds decided to exercise similar conversion right into ordinary shares at the same conversion price. A loss on extinguishment of financial liabilities of $69.4 million related to the refinancing of existing debt obligations, including the conversion of the 2022 Convertible Bonds and Aztiq Convertible Bonds, was recorded during the year ended 31 December 2024.
Income tax (expense) / benefit

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Income tax (expense) / benefit	(14,301)	99,318	(113,619)	(114.4)
Income tax expense was $14.3 million for the year ended 31 December 2024, compared to a benefit of $99.3 million for the year ended 31 December 2023. The change is driven by a $94.9 million increase in deferred tax expense corresponding to positive operating results reported for the year ended 31 December 2024 and a $16.8 million increase in foreign currency impact due to the weakening of the Icelandic krona against the U.S. Dollar, decreasing the U.S. Dollar value of Icelandic tax loss carry-forwards that Alvotech expects to utilize against future taxable profits.

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
Other income remained consistent between 31 December 2023, and 31 December 2022. It mainly includes income from a grant received from the Icelandic government to promote research and development activities in Iceland.
Cost of product revenue

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Cost of product revenue	160,856	64,095	96,761	151

The Company successfully launched AVT02 in select European countries and Canada during the year ended 31 December 2022. As a result, the Company recognized cost of product revenue in the amount of $64.1 million and $160.9 million during the years ended 31 December 2022 and 2023, respectively. Cost of product revenue includes both variable and fixed manufacturing costs associated with commercial manufacturing. Cost of product revenue for the period is disproportionate relative to product revenue due to the timing of new launches and elevated production-related charges, resulting in higher costs than revenues recognized for the period. Prior to the recognition of cost of product revenues, costs from pre-commercial manufacturing activities were reported as research and development expenses.
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
General and administrative expenses decreased by $110.2 million, or 59.0%, from $186.7 million for the year ended 31 December 2022, to $76.6 million for the year ended 31 December 2023. The decrease in general and administrative expenses was primarily attributable to a $83.4 million non-cash share listing expense and $22.9 million of transaction costs as a result of the Business Combination recognized as of 31 December 2022. The Company also incurred $13.4 million of IP-related legal expenses during the year ended 31 December 2022, compared to $2.3 million during the year ended 31 December 2023. This decrease was partially offset by a $3.7 million net increase in other general administrative expenses due to costs from operating as a public company in both the U.S. and Iceland. Lastly, the Company recognized $10.8 million of general and administrative expenses for share-based payments, resulting from the granting of RSUs during the year ended 31 December 2023, against $6.5 million during the year ended 31 December 2022.
Share of net loss of joint venture and impairment loss on investment in joint venture

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
Share of net loss of joint venture	7,153	2,590	4,563	176.2
Impairment loss on investment in joint venture	21,519	—	21,519	100.0
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
(Loss) / Gain on extinguishment of financial liabilities

			Change
USD in thousands	Year Ended 31 December		2022 to 2023
	2023	2022	$	%
(Loss) / Gain on extinguishment of financial liabilities	—	(27,311)	27,311	(100.0)
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
1.Income tax (expense) / benefit;
2.Total net finance costs;
3.Loss on extinguishment of financial liabilities;
4.Depreciation and amortization of property, plant, and equipment, right-of-use assets and intangible assets;
5.Impairment and loss on sale of property, plant, and equipment and other intangible assets;
6.Charge and recovery related to contract termination;
7.Long-term incentive plan expense;
8.Share of net loss of joint venture, impairment loss and loss on sale of interest in joint venture;
9.Share listing expenses;
10.Exchange rate differences; and
11.Transaction costs.
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
The following table reconciles loss for the year to Adjusted EBITDA for the years ended 31 December 2024, 2023, and 2022, respectively:

USD in thousands	2024	2023	2022
Loss for the year	(231,864)	(551,731)	(513,580)
Income tax expense / (benefit)	14,301	(99,318)	(38,067)
Total net finance costs	223,020	262,334	185,870
Loss on extinguishment of financial liabilities	69,378	—	27,311
Depreciation and amortization	31,301	24,210	20,409
Impairment and loss on sale of property, plant and equipment	—	365	—
Impairment of intangible assets	—	1,779	2,755
Charge related to contract termination(1)	—	18,500	—
Incentive plan expense(2)	7,626	18,111	10,994
Share of net loss of joint venture	—	7,153	2,590
Impairment loss on investment in joint venture	—	21,519	—
Loss on sale of interest in joint venture	2,970	—	—
Exchange rate differences	(8,161)	5,183	(10,566)
Recovery related to contract termination(3)	(1,084)	—	—
Share listing expenses(4)	—	—	83,411
Transaction costs(5)	828	918	23,695
Adjusted EBITDA	108,315	(290,977)	(205,178)
(1)Represents a charge in relation to the termination of the co-development agreement with Biosana for AVT23.

(2)Represents expense related to employee incentive plans, reported within cost of product revenue, research and development expenses and general and administrative expenses.
(3)Represents a recovery in relation to the termination of the co-development agreement with Biosana for AVT23.
(4)Represents the share listing expense reported within general and administrative expenses, which was recorded in accordance with IFRS 2 as the excess of the fair value of Alvotech shares issued at the Closing Date over the fair value of OACB’s identifiable net assets acquired.
(5)Represents transaction costs in connection with the Business Combination and the Icelandic Main Board listing, with any remaining services reported within general and administrative expenses.
B.Going Concern, Liquidity and Capital Resources
As of 31 December 2024 and 31 December 2023, Alvotech had cash and cash equivalents, excluding restricted cash, of $51.4 million and $11.2 million, respectively. Since its inception, Alvotech has incurred operating losses, including net losses of $231.9 million and $551.7 million for the years ended 31 December 2024 and 2023, respectively, and had an accumulated deficit of $2,437.7 million and $2,205.8 million as of 31 December 2024 and 31 December 2023, respectively. The Company expects to continue funding its activities through a combination of utilizing the existing cash, the projected cash generation from milestone collections and product revenues under agreements with its commercial partners, and the current funding arrangements it has access to. During the year ended 31 December 2024, the Company used $236.8 million cash in operating activities and $18.9 million cash in investing activities, and its financing activities provided $297.3 million in cash.

Sources of Liquidity
Alvotech began to generate revenue from product sales in the second quarter of 2022 in conjunction with the commercialization of AVT02, a biosimilar to Humira (adelimumab), in Canada and select European countries. AVT02 has received regulatory approval in over 55 markets and has been launched in over 25 markets globally to date. Following the FDA approval in February 2024, Alvotech launched AVT02 in the United States during the first half of 2024 with Teva and Quallent under its private label. The Company also has a second biosimilar, AVT04, a biosimilar to Stelara (ustekinumab), which has been approved in Japan, Canada, and the EEA. Alvotech received approval from the FDA for Selarsdi, AVT04 biosimilar to Stelara, in April 2024. The Company has launched AVT04 in Canada through its partner Jamp, in Japan through its partner Fuji, in Europe starting in July through its partner Stada, and in the U.S. starting in February 2025 through its partner Teva.
The Company announced in June 2024 that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Similarly, some holders of the Aztiq Convertible Bonds decided to exercise similar conversion right into ordinary shares at the same conversion price. Based on the exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $220.7 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds and the Aztiq Convertible Bonds that did not exercise their right to conversion, obtained repayment from the Group in July 2024, upon the closing of the Secured Loan Facility of $965.0 million.
On 11 July 2024, the Company announced the closing of its previously executed Secured Loan Facility. The closing has allowed Alvotech to refinance outstanding debt obligations, reduce the cost of capital and improve its overall debt maturity profile. The Secured Loan Facility, for $965.0 million in aggregate principal amount, matures in July 2029. The first tranche is a first lien $900.0 million term loan which bears an interest rate of SOFR plus 6.5% per annum. The second tranche is a $65.0 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum. This resulted in the concurrent settlement of its existing debt obligations.
Additionally, the Group continues to focus its efforts in the launch and commercialization of its existing biosimilar programs, as follows:
•The Company extended Stada's commercial rights to AVT02 and AVT04 to Commonwealth of Independent States (CIS) countries in Central Asia in June 2024.
•In April 2024, the Company announced positive topline results from a confirmatory clinical study for AVT05, a proposed biosimilar for Simponi and Simponi Aria (golimumab). In November 2024, the EMA accepted our Marketing Authorization Application (MAA) for AVT05. The approvals process is anticipated to be completed in the fourth quarter of 2025. In January 2025, the Company announced filing acceptance of our U.S. Biologics License Applications (BLA) for AVT05. The FDA review process for these applications is anticipated to be completed in the fourth quarter of 2025.

•In May 2024, the Company announced its collaboration with Dr. Reddy, for the commercialization of AVT03, a proposed biosimilar to Prolia (denosumab) and Xgeva (denosumab), in the U.S., Europe and UK. Dr. Reddy’s commercialization rights are exclusive for the U.S., and semi-exclusive for Europe and the UK. In June 2024, the Company extended its partnership with Stada who will assume marketing license for AVT03 in Europe through semi-exclusive rights, including Switzerland and the UK, as well as exclusive rights in selected markets in Central Asia and the Middle East. In July 2024, the Company announced positive topline results from a confirmatory patient study for AVT03. In October 2024, the EMA accepted our MAA for AVT03.In March 2025, the Company announced the FDA acceptance of our BLA for AVT03.
•In June 2024, the Company entered into an exclusive partnership agreement with Advanz regarding the supply and commercialization of AVT06 (aflibercebt), its proposed biosimilar to Eylea in Europe, except for Germany and France where the rights are semi-exclusive. In August 2024, the EMA has accepted a Marketing Authorization Application for AVT06. In February 2025, the Company announced that the FDA has accepted for review our BLA for AVT06. The process to obtain regulatory approval is anticipated to be completed in the fourth quarter of 2025.
•In September 2024, the Company announced the initiation of a confirmatory patient study for AVT16, a biosimilar candidate to Entyvio (vedolizumab).
For the foreseeable future, Alvotech’s Board of Directors will maintain a capital structure that supports Alvotech’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing financial risks. Consequently, management and the Board of Directors believe that Alvotech will have sufficient funds, and access to sufficient funds, to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, although management continues to pursue these plans, there is no assurance that Alvotech will be successful in obtaining sufficient funding, if needed in the future, on terms acceptable to Alvotech management to fund continuing operations, if at all. Alvotech’s future capital requirements will depend on many factors, including the following:
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
Cash Flows
Comparison for the years ended 31 December 2024 and 2023:

			Change
	Year Ended 31 December		2023 to 2024
USD in thousands	2024	2023	$	%
Cash used in operating activities	($236,843)	($312,185)	75,342	(24.1)
Cash used in investing activities	(18,868)	(46,340)	27,472	(59.3)
Cash generated from financing activities	297,306	301,319	(4,013)	(1.3)

Operating activities
Net cash used in operating activities decreased by $75.3 million, or 24.1%, from $312.2 million for the year ended 31 December 2023, to $236.8 million for the year ended 31 December 2024. This was primarily driven by a $387.7 million increase in operating cash flows before considering movements in working capital and $315.0 million increase in cash outflows from movements in working capital.
The $387.7 million increase in operating cash flow before movements in working capital is mostly due to a decreased loss of $319.9 million, $36.0 million increase in finance costs, mainly caused by $13.2 million increase in fair value of derivatives largely due to the Predecessors Earn Out shares compared to prior period, $18.0 million higher interest on debt and borrowings, and a $69.4 million increase in loss on extinguishment of financial liabilities and a $113.6 million change in income tax benefit, in non-cash expenses. This was partially offset by an increase of $75.3 million in finance income, mostly due to changes in the fair value of derivatives, a $19.4 million decrease in allowance for receivables and a $10.4 million decrease in share based payments and $21.5 million decrease in impairment in Joint Venture.
The $315.0 million decrease in cash flows from movements in working capital is primarily due to a $38.7 million increase in cash outflow to inventories, a $110.7 million change in outflow to trade receivables driven by higher product and milestone revenue, a $6.3 million increase in cash outflow to other assets, a $54.6 million increase cash outflow to trade and other payables and other liabilities, a $27.8 million change in contract assets and a $66.8 million change in contract liabilities. The net increase in contract assets is due to revenue recognized upon satisfying performance obligations, partially offset by the transfer of amounts to trade receivables. During the period $133.8 million were added to contract assets and $88.6 million were transferred from contract assets to receivables. The net decrease in contract liabilities is due to revenue recognized when performance obligation has been met. During the period, $51.3 million were added as prepayments, while $82.5 million were deducted and recognized as revenue. Additionally changes in net cash used in the operating cash flow is due to a decrease in paid interests of $2.3 million.
Investing activities
Net cash used in investing activities decreased by $27.5 million, from $46.3 million net cash used in investing activities for the year ended 31 December 2023, to $18.9 million net cash used in investing activities for the year ended 31 December 2024. The change in investing activities was driven by a $20.4 million increase in cash outflow for acquisition of property, plant and equipment and a $9.9 million decrease in cash outflows related to the acquisition of intangible assets. There was also an inflow of $26.1 million from change in restricted cash due to refinancing and $12.0 million inflow from a sale of an interest in joint venture.
Financing activities
Net cash generated from financing activities decreased by $4.0 million, or 1.3%, from $301.3 million for the year ended 31 December 2023, to $297.3 million for the year ended 31 December 2024. The $4.0 million decrease is mostly due to a $649.7 million increase in repayments of borrowings and a $617.4 million increase in new borrowings with, a $4.8 million decrease in transaction costs from new borrowings and an increase of $11.9 million in net proceeds from equity offering. This is partially offset by an increase in repayments of lease liabilities of $1.9 million and a decrease of proceeds from warrants amounting to $1.5 million.
Material Cash Requirements for Known Contractual Obligations and Commitments
The following is a description of commitments for known and reasonably likely cash requirements as of 31 December 2024.
Borrowings
Alvotech’s debt consists of interest-bearing borrowings from financial institutions. The amount of the outstanding borrowings as of 31 December 2024, was $1,068.6 million, including payment-in-kind interests. The timing of future payments on the outstanding borrowing amounts, by year, as well as additional information regarding the Group’s borrowings and rights conveyed to the lenders, can be found in Note 21 of the audited consolidated financial statements, included elsewhere in this Form 20-F.
Senior Secured First Lien Term Loan Facility
On 7 June 2024, the Company entered into a $965.0 million Secured Loan Facility, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add incremental cash to the statement of financial position. Upon the closing of the Secured Loan Facility on 10 July 2024, the Company was required to settle its existing debt obligations.
The closing has allowed Alvotech to refinance outstanding debt obligations on 10 July and 11 July, reducing the cost of capital and improving its overall debt maturity profile. The Secured Loan Facility, for $965.0 million in aggregate principal amount, matures in July 2029. The first tranche is a first lien $900.0 million term loan which bears an interest rate of SOFR plus 6.5% per annum. The second tranche is a $65.0 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum. This resulted in the concurrent settlement of its existing debt obligations as described below.

As of 31 December 2024, the carrying amount of the Secured Loan Facility is $990.7 million.
Conversion of the 2022 Convertible Bonds and the Aztiq Convertible Bonds
On 26 June 2024, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Similarly, some holders of the Aztiq Convertible Bonds decided to exercise similar conversion right into ordinary shares at the same conversion price. Based on the transaction date exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $220.7 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds and the Aztiq Convertible Bonds that did not exercise their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Secured Loan Facility.
A loss on extinguishment of financial liabilities of $58.3 million related to the conversion of existing debt obligations was recorded during the year ended 31 December 2024.
Refinancing of existing debt obligations
As described above, the Company refinanced its outstanding debt obligations following the close of the Secured Loan Facility. This resulted in the extinguishment of the Senior Bonds, the Alvogen Facility, and a portion of other outstanding borrowings. A loss on extinguishment of financial liabilities of $10.7 million related to the refinancing of existing debt obligations was recorded during the year ended 31 December 2024.
Facility loans
As of 31 December 2024, the carrying amount of the facility loans was $45.8 million. The facility loans include annuity payments that are due monthly with a final maturity in February 2030 and a variable interest rate of SOFR plus a margin of 4.05%.
Other borrowings
On 22 February 2022, the Group entered into a credit facility agreement with Landsbankinn hf., which was amended in July 2024, with the ability to draw down an amount up to $18.3 million. The credit facility is in place to help finance equipment purchases in the future. Per the terms of the credit facility, the agreement expires on 1 September 2025 and the borrowings have a variable interest rate of SOFR plus a margin of 4.95%. As of 31 December 2024, the outstanding balance on the credit facility was $18.3 million.
On 22 February 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $3.2 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in February 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2024, the outstanding balance on the loan was $2.2 million.
On 5 August 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $1.8 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in February 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2024, the outstanding balance on the loan was $1.3 million.
On 4 August 2023, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $11.5 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in July 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2024, the outstanding balance on the loan was $9.7 million.
Leases
Alvotech’s future undiscounted payments pursuant to lease agreements totaled $177.2 million as of 31 December 2024. The timing of these future payments can be found in Note 13 of the audited consolidated financial statements included elsewhere in this Form 20-F.
Purchase obligations
For the years ended 31 December 2024, 2023, and 2022, Alvotech did not have any purchase obligations.
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
D.Trend Information
Other than as described in the Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.
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
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. For a summary of our significant accounting policies see Note 2 of the audited consolidated financial statements as of 31 December 2024, and for the three years ended 31 December 2024, included elsewhere in this Annual Report on Form 20-F.
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
The assumptions underlying the valuations represent Alvotech’s best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if Alvotech used significantly different assumptions or estimates, its finance costs and income for prior periods could have been materially different.
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

Name	Age	Title
Executive Officers
Robert Wessman	55	Chief Executive Officer and Executive Chairman of the Board of Directors
Tanya Zharov	58	General Counsel
Joseph E. McClellan	51	Chief Scientific Officer
Faysal Kalmoua	49	Chief Operating Officer
Joel Morales	47	Chief Financial Officer
Directors
Richard Davies	63	Director and Deputy Chairman
Tomas Ekman	57	Director
Faysal Kalmoua	49	Director
Ann Merchant	60	Director
Arni Hardarson	58	Director
Lisa Graver	54	Director
Linda McGoldrick	69	Director
Hjörleifur Pálsson	61	Director

Executive Officers
Robert Wessman is the founder and has served as Executive Chairman and member of the board of directors of Alvotech since January 2019, and Chief Executive Officer since January 2023. He served as a Director on the board of Fuji Pharma from 2018 to 2023. He serves as chairman of the board of directors of Lotus Pharmaceuticals since 2018 and since May 2009, he has served as a member of the board of directors of Aztiq and as a member of the board of directors of Aztiq GP, the general partner of Aztiq Fund I SCSp, a Luxembourg alternative investment fund, and the parent company of Aztiq. Mr. Wessman is also the founder and main partner of the Aztiq group. Mr. Wessman founded Alvogen in July 2009, and served as its Executive Chairman and Chief Executive Officer until June 2022. He continues to serve as Alvogen’s chairman since July 2022. Between 1999 and 2008, Mr. Wessman served as the Chief Executive Officer of Actavis. He has a Bachelor of Science degree in Business Administration from the University of Iceland. We believe Mr. Wessman is qualified to serve on Alvotech’s board of directors due to the perspective he brings as Alvotech’s founder and his experience in top executive positions in the pharmaceutical industry.
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
Dr. Linda McGoldrick has served as one of Alvotech’s directors since June 2022. In 1985, Dr. McGoldrick founded, and currently serves as Chairman and Chief Executive Officer of, Financial Health Associates International, a strategic consulting company specializing in healthcare and life sciences. Since January 2020, she has served as the Chief Executive

Officer for 2Enable Health LLC. Prior to joining 2Enable Health LLC, Dr. McGoldrick served as interim CEO at Zillion between June 2019 and December 2019. Over her professional career, Dr. McGoldrick has served in a number of leadership roles, including Senior Vice President and National Development Director for the Healthcare and Life Sciences Industry Practices at Marsh-MMC Companies, International Operations and Marketing Director of Veos plc, and Managing Director Europe for Kaiser Permanente International. In 2018, Dr. McGoldrick was appointed by the Governor of Massachusetts to serve on the state’s Health Information Technology Commission. Dr. McGoldrick has served as a director of numerous publicly traded and private held companies and non-profit organizations in the U.S., UK and Europe, including as director for Compass Pathways since September 2020. In 2012, Dr. McGoldrick was named as one of the Top 100 Corporate Directors of Fortune 100 Companies by the Financial Times. Dr. McGoldrick holds a master’s degree in healthcare from the University of Pennsylvania, an MBA from Wharton, and a PhD in Philosophy from Worcester Polytechnic Institute. We believe Dr. McGoldrick is qualified to serve on Alvotech’s board of directors because of her extensive expertise in financial matters and the healthcare and life sciences industry.
Hjörleifur Pálsson has served as one of Alvotech's directors since June 2024. Since 2013 he has served as non-executive board member in sectors like pharmaceuticals, retail, medical devices, media & telecommunications, education and venture capital. Mr. Palsson was the Executive Vice President and Chief Financial Officer of Ossur, a leading medical device company, listed on NASDAQ OMX Copenhagen, from 2001-2013, where he gained comprehensive experience in leading accounting, planning, investor relations, funding, corporate M&A, human resources, and business information services. Prior, Mr. Palsson was a partner and a board member at Deloitte in Iceland where he practiced as a State Authorized Public Accountant from 1989 to 2001. Mr. Palsson graduated with a Cand. Oecon degree in finance and accounting from the University of Iceland in 1988 and qualified as a State Authorized Public Accountant in 1989.
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
Our executive compensation program reflects its compensation policies and philosophies, as they may be modified and updated from time to time. In addition to a base salary and certain performance-based bonuses, executive officers can be eligible to receive awards under our 2022 equity incentive plan, the Alvotech Management Incentive Plan (the “2022 Plan”), as further described below. Decisions with respect to the compensation of our executive officers, including our named executive officers, are made by the Remuneration Committee of our board of directors.

The following table sets forth information regarding compensation earned by Robert Wessman, our Chief Executive Officer and our other members of the leadership team during the years ended 31 December 2024.

	2024
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Robert Wessman CEO	2,176	147	—	—
Other Members of the Leadership Team	5,332	362	125	13,844
	7,508	509	125	13,844
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

Compensation of Directors

In accordance with the Remuneration policy of the company approved by the shareholder´s meeting in June 2022 and again at the AGM in 2023 our independent board directors get remunerated in cash and with participation in our MIP.
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
We reimburse our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board and committee meetings.

The following tables sets forth information regarding compensation earned by each of our directors during the years ended 31 December 2024 and 2023:

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2024
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	156	—	183	1,163,422
Ann Merchant, Board Member	112	—	183	21,164
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Hjörleifur Pálsson, Board Member (from 7 June 2024)	41	—	—	2,350
Linda McGoldrick, Board Member	92	—	183	21,164
Lisa Graver, Board Member	68	—	183	21,164
Tomas Ekman, Board Member*	—	—	—	—
	469	—	732	1,229,264
*Waived their board compensation (both cash and equity)
**Direct share ownership

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2023
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	156	—	104	1,143,713
Ann Merchant, Board Member	113	—	104	10,582
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Linda McGoldrick, Board Member	81	—	104	10,582
Lisa Graver, Board Member	71	—	104	10,582
Tomas Ekman, Board Member*	—	—	—	—
	421	—	416	1,175,459
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
During the year 2024, our Remuneration Committee authorized the grant of a total of 673,425 RSUs to certain employees and executive officers under the 2022 Plan.
If all RSUs vest and are exchanged for Ordinary Shares, the combined grants may result in an aggregate of 3,619,737 Ordinary Shares.
C.Board Practices
Composition of Our Board of Directors
Our board of directors is currently composed of nine members. In accordance with our articles of association, the board of directors is not divided into classes of directors. Eight directors were appointed at the closing of the Business Combination on 15 June 2022 and one director was appointed at the Annual General Meeting held in June 2024, to serve as director until the end of the general meeting of shareholders called to approve our annual accounts for the 2024 financial year.
Four of nine directors are independent as defined in Nasdaq listing standards and applicable SEC rules and our board of directors has an independent audit and risk committee, a nominating committee, a compensation committee.
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
Audit and Risk Committee
The members of our Audit and Risk Committee are Dr. McGoldrick (Chair), Ms. Merchant, Mr. Davies, and Mr. Pálsson. Each member of our audit and risk committee qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit and risk committee membership. In addition, all Audit and Risk Committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit and risk committee members qualifies as an “audit and risk committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The Audit and Risk Committee is responsible for, among other things:
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
Compensation Committee
The members of our Compensation Committee are Mr. Davies (Chair), Mr. Hardarson, and Mr. Ekman. Mr. Davies qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The Compensation Committee is responsible for, among other things:
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
Nominating and Corporate Governance Committee
The members of our Nominating and Corporate Governance Committee are Mr. Davies (Chair), Ms. Merchant, and Dr. McGoldrick. The Nominating and Corporate Governance Committee is responsible for, among other things:
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
Corporate Sustainability Committee
The members of our Corporate Sustainability Committee are Ms. Merchant (Chair), Mr. Hardarson, and Dr. McGoldrick. The Corporate Sustainability Committee is responsible for, among other things:
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
Strategy Committee
The Strategy Committee is responsible for, among other things, reviewing, monitoring and setting strategy for our business. The members of our Strategy committee are Mr. Faysal Kalmoua (Chair), Ms. Lisa Graver, and Mr. Wessman.

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
D.Employees
As of 31 December 2024, we had 1,032 employees, including 20 contractors, 87% of whom were devoted to R&D, quality and technical operations, and 13% to administration and support roles.
Many of our Iceland-based employees are members of Icelandic labor unions and as such the bargaining agreements which these unions enter into with the Icelandic Confederation of Employers, of which Alvotech hf. is a member. We have not experienced any work stoppages and consider our relationship with our employees and the labor unions to be good.

	At 31 December
Function:	2024	2023	2022
Manufacturing	614	575	512
Administrative	129	131	129
Research and development	289	320	306
Total	1,032	1,026	947
Geography:
Iceland	866	839	745
European Union	77	74	79
United States	13	14	28
Elsewhere	76	99	95
Total	1,032	1,026	947
E.Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 7.A Major Shareholders” and “Item 6.B Compensation” for a discussion of the 2022 Plan.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of 1 March 2025 by:
•each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
•each of our directors and executive officers; and
•all our directors and executive officers as a group.
Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of 1 March 2025 through the exercise of any option, warrant or any other right.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
We have based percentage ownership on 266,821,844 Ordinary Shares outstanding as of 1 March 2025.

Name and Address of Beneficial Owners	Number of Shares	%
Directors and Executive Officers(1)
Robert Wessman	—	—
Richard Davies(2)	1,174,445	*
Tomas Ekman	—	—
Ann Merchant(3)	41,314	—
Arni Hardarson	—	—
Lisa Graver(4)	41,314	*
Linda McGoldrick(5)	41,314	*
Hjorleifur Palsson	2,350	*
Faysal Kalmoua(6)	39,683	—
Tanya Zharov(7)	168,650	—
Joseph E. McClellan(8)	365,678	—
Joel Morales(9)	255,749	—
All Directors and Executive Officers as a group (12 persons)	2,130,497	*
Five Percent Holders Post-Business Combination
Alvogen Lux Holdings S.à r.l.(10)	90,005,334	29.82%
Aztiq Pharma Partners S.à r.l.(11)	101,147,803	33.51%

___________
*Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
(1)Unless otherwise noted, the business address of each of the directors and executive officers is 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.
(2)Includes of 97,880 unvested Earn Out Shares and 11,023 vested RSUs held by Richard Davies.
(3)Includes 11,023 vested RUSs and 9,127 vested options held by Ann Merchant.

(4)Includes 11,023 vested RSUs and 9,127 vested options held by Lisa Graver.
(5)Includes 11,023 vested RSUs and 9,127 vested options held by Linda McGoldrick.
(6)Includes 39,683 vested RSUs held by Faysal Kalmoua.
(7)Includes 168,650 vested RSUs held by Tanya Zharov.
(8)Includes 211,640 vested RSUs held by Joseph McClellan.
(9)Includes 158,730 vested RSUs held by Joel Morales.
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
Shareholders in the United States
As of 28 February 2025, to the best of our knowledge 106,709,426 of our outstanding ordinary shares were held by nine shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
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

Lease agreements with related parties

Lease agreement with Flóki Fasteignir ehf.

The Group entered into six separate lease agreements with Flóki Fasteignir ehf. in 2024 for apartment buildings in Iceland used for temporary housing of employees and third-party contractors. The remaining lease terms approximate 10 years, on average, as of 31 December 2024. Lease liabilities as of 31 December 2024 for the new leases amount to $1.5 million.

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
Not applicable.
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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.     Additional Information.
A.Share Capital
Not applicable.

B.Memorandum and Articles of Association
A copy of our Amended and Restated Articles of Association is filed herewith as Exhibit and is incorporated by reference into this Annual Report.
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
Amendment to the Senior Bonds
On 14 December 2018, Alvotech Holdings issued $300.0 million in convertible bonds, as amended and restated on November 16, 2022 (the “Senior Bonds”). In connection with the closing of the new Secured Loan Facility, we used the proceeds of the First Out Term Loans to repay and cancel the Senior Bonds in July 2024 for a principal value of $550.8 million.
2022 Convertible Bonds
On December 20, 2022, we issued two tranches of convertible bonds; Tranche A was ISK denominated and tranche B was USD denominated (together, the "2022 Convertible Bonds"). In June 2024, holders of the majority of the 2022 Convertible Bonds elected to convert the principal and accrued interest into ordinary shares at the fixed conversion price of $10.00 per share. On 1 July 2024, we issued 22,073,578 new ordinary shares to holders who elected to convert in exchange for the 2022 Convertible Bonds.

On June 26, 2024, we issued redemption notices to the holders of our 2022 Convertible Bonds that had not elected to convert their Convertible Bonds into ordinary shares. The holders opted to be redeemed in cash for an aggregate amount of $117.7 million that was paid on 11 July 2024.
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
Based on our analysis of our income, assets, activities and market capitalization, we believe that we were not treated as a PFIC for our taxable year, ended 31 December 2024. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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
THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.
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
Item 11.        Quantitative and Qualitative Disclosures About Market Risk.
We are exposed to market risks that may result in changes of foreign currency exchange rates and interest rates, as well as the overall change in economic conditions in the countries where we conduct business. As of 31 December 2024 and 31 December 2023, we had cash and cash equivalents of $51.4 million and $11.2 million, respectively, excluding restricted cash. Our cash and cash equivalents include both cash in banks and cash on hand. Additional information regarding the Group's management of financial risks relating to its operations can be found in Note 27 of the audited consolidated financial statements, included elsewhere in this Form 20-F.
Foreign currency exchange risk
We are subject to foreign exchange risk in our operations, as some of our financial assets and financial liabilities are denominated in currencies other than the functional currency of our subsidiaries. Any strengthening or weakening of our significant foreign currencies against the USD could impact the measurement of financial instruments in a foreign currency and affect equity. Our significant asset and liabilities denominated in foreign currencies as of 31 December 2024 and 31 December 2023 are denominated in EUR, GBP, ISK, and CHF. We analyze at the end of each quarter the sensitivity to foreign currency exchange changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a 10% strengthening or weakening of each significant foreign currency, keeping all other variables consistent, as of 31 December 2024. Through this analysis, we note that the only foreign currency that had a material impact was ISK, while all other currencies did not significantly fluctuate. Refer to Note 27 of the consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further information.
Interest rate risk
Our interest-bearing investments and borrowings are subject to interest rate risk. Our exposure to the risk of fluctuations in market interest rates primarily relates to the borrowings and the cash in banks that is denominated with floating interest rates. We analyze at the end of each year the sensitivity to interest rate changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a one hundred basis point on the interest rates, keeping all other variables consistent, as of 31 December 2024. Holding other variables constant, including the total amount of outstanding indebtedness, a 100-basis-point increase in interest rates on our variable-rate financial instruments would cause an estimated increase in loss before taxes of approximately $9.9 million based on the amounts outstanding as of 31 December 2024.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
A.Not applicable.
B.Not applicable.
C.Not applicable.
D.Not applicable.
E.Use of Proceeds.
Not applicable.
Item 15.    Controls and Procedures.
A.Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 31 December 2024.
Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of 31 December 2024, our disclosure controls and procedures were not effective. After giving full consideration to these material weaknesses, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with
IFRS, our management has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with IFRS.

B. Management’s Annual Report on Internal Control Over Financial Reporting
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

Management has assessed the effectiveness of our internal control over financial reporting as of 31 December 2024 using criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting was not effective due to the identified material weaknesses in internal control over financial reporting as described below.

Identified Material Weakness

Alvotech has identified material weaknesses in the design and operating effectiveness of its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment.

The Company did not maintain controls to execute the criteria established in the COSO Framework for the following components of internal control: (i) control environment, (ii) control activities, (iii) information and communication and (iv) monitoring activities components, including as follows:
(i) the Company did not have a sufficient number of trained professionals with an appropriate level of internal control knowledge, training and experience;
(ii) the Company did not consistently implement and operate all controls, specifically related to timely and consistent execution, adequate review procedures, and maintaining documentation to evidence control performance, including assessing the accuracy and completeness of information used in the execution of controls; and
(iii) the Company did not implement effective controls over the segregation of duties and certain ITGCs, including user access and monitoring of service organizations for information systems that are relevant to the preparation of our financial statements. Our business process controls (both automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

These material weaknesses could result in a misstatement of Alvotech’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
Remediation Activities

Management is committed to maintaining a strong internal control environment and remediating the identified material weaknesses in a timely manner, with appropriate oversight from our Audit Committee. We have made progress towards remediation and continue to implement our remediation plan, as described below, for the material weaknesses in internal control over financial reporting described above, although we note that remediation efforts are ongoing.

During the period covered by this Annual Report, we began implementing a remediation plan that is reasonably likely to materially affect our internal control over financial reporting. This plan includes further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting working towards the goal of effective control over financial reporting.

As part of this plan, we began taking steps intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses, which included the following activities during 2024:

(i) Continued training control owners to reaffirm expectations as it relates to the control design and execution of such controls, including enhancements to the documentation to evidence the execution of the controls;
(ii) Continued to design more robust controls, including updated documentation requirements and improved segregation of duties;
(iii) Developed systematic approach for ongoing monitoring and testing of our internal controls, including periodic reviews for all the processes to assess the design and effectiveness of the controls and make necessary adjustments. The Company continued to engage outside consultants to assist in evaluating our internal controls, develop remediation plans to address control deficiencies identified, and actively measure compliance and remediation progress through a quarterly review process; and
(iv) Implemented our new ERP system during the fourth quarter of 2024, which includes increased automated functionality and controls for the preparation of the financial statements to prevent, among other things, unauthorized overrides, and enhance user access controls, segregation of duties with the system, and audit trails to track and monitor activities.

In addition to the above actions, we expect to continue engaging in the following additional remediation measures:

(i) Continue to focus on enhancing our ITGC environment, specifically the ITGC for our new ERP system, including stronger IT controls to ensure the integrity and security of financial information, specifically enhancing access and change management controls, implementing regular system monitoring and testing, and adequate oversight and monitoring of service organizations;

(ii) Continue focusing on consistent and timely control execution, adequate review procedures, and improving control documentation, including the accuracy and completeness of information used in the performance of controls; and
(iii) Continue engaging outside consultants to assist in evaluating the internal controls and actively measure compliance and remediation through quarterly review process.

The Company believes that this structured and phased approach is essential in order to establish effective internal controls over financial reporting in a sustainable manner, which will also enable us to support and adapt to the Company’s continuous growth path. Management may also determine that it is necessary to modify the above-mentioned remediation efforts depending on the circumstances and Company needs. However, we cannot assure that our efforts will be effective, that we will be able to remedy these material weaknesses or that we will be able to prevent any future material weaknesses in our internal control over financial reporting. Management has taken ownership of the identified deficiencies, remediation plans, and acknowledges additional time is needed to assess the ongoing operation of the controls. We plan to continue to address the material weaknesses identified by further improving our internal control over financial reporting, including designing and implementing additional procedures within our finance, manufacturing and supply chain, human resources and information technology departments.

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

C.Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of 31 December 2024, has been audited by Deloitte ehf., an independent registered public accounting firm. Deloitte ehf. has issued an adverse opinion on the Company's effectiveness of our internal control over financial reporting as stated in their report which is included below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Alvotech
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Alvotech and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 26, 2025, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:
The Company did not maintain controls to execute the criteria established in the COSO Framework for the following components of internal control: (i) control environment, (ii) control activities, (iii) information and communication and (iv) monitoring activities components, including as follows:

a.the Company did not have a sufficient number of trained professionals with an appropriate level of internal control knowledge, training and experience;
b.the Company did not consistently implement and operate all controls, specifically related to timely and consistent execution, adequate review procedures, and maintaining documentation to evidence control performance, including assessing the accuracy and completeness of information used in the execution of controls; and
c.the Company did not implement effective controls over the segregation of duties and certain information technology general controls (“ITGCs”) including user access and monitoring of service organizations for information systems that are relevant to the preparation of our financial statements. The business process controls (both automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2024, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte ehf.
Kópavogur, Iceland
March 26, 2025
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
Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert
Our Board has determined that Dr. McGoldrick (Chair), Ms. Merchant and Mr. Davies each qualify as an “audit committee financial expert” as defined by SEC rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Dr. McGoldrick (Chair), Ms. Merchant, Mr. Davies, and Mr. Pálsson are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.
Item 16B.    Code of Ethics
Alvotech’s board of directors adopted a Code of Business Conduct applicable to the directors, executive officers and other team members that complies with the rules and regulations of Nasdaq, and Nasdaq Iceland Main Market, and the SEC. The Code of Ethics is available on Alvotech’s website at https://investors.alvotech.com/corporate-governance/documents-charters. In addition, Alvotech posted on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to Alvotech’s website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on Alvotech’s website into this Annual Report on Form 20-F.
Item 16C.    Principal Accountant Fees and Services
Deloitte ehf. has served as our independent registered public accountant since 2013 and has audited our consolidated financial statements for the years ended 31 December 2024 and 2023.
The following table shows the aggregate fees for services rendered by Deloitte ehf. to us and our subsidiaries, in the fiscal years ended 31 December 2024 and 2023.

	Year Ended 31 December
(in thousands of dollars)	2024	2023
Audit Fees	3,335	2,876
Audit-Related Fees	265	365
Tax Fees	14	97
Total	3,614	3,338

Auditor Name	Auditor Location	Auditor Firm ID
Deloitte ehf.	Kópavogur, Iceland	1490
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
•Exemption from the requirement that a majority of the board of directors must be comprised of Independent Directors as defined in the Nasdaq listing standards. Four of our nine directors are independent as defined in Nasdaq listing standards and applicable SEC rules, and our board of directors has an independent audit and risk committee. In addition, the independence rules applicable to companies listed on the Icelandic Main Market differ from the rules of Nasdaq. One additional director is considered independent under the Icelandic rules but not under the Nasdaq listing rules; and
•Exemption from the requirements related to the composition of our compensation committee and nominating and corporate governance committee.
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
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
Item 16J.     Insider Trading Policy.
We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. Pursuant to our Insider Trading Policy, it is the Company’s policy to comply with applicable laws and regulations relating to insider trading when engaging in transactions in the Company’s securities. A copy of our insider trading policy is filed as an exhibit to this

Annual Report on Form 20-F. In addition, it is the Company’s intent to comply with applicable laws and regulations relating to insider trading.
Item 16K.    Cybersecurity.
Cybersecurity Risk management and strategy
Our cybersecurity risk management program aims to fully identify threats, to present and evaluate them transparently, to mitigate, and manage them proactively. We have developed and implemented a cybersecurity risk management process intended to protect confidentiality, integrity, and availability of our critical systems and information.
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
As part of our cybersecurity risk management program, we review industry's best practices, including the NIST (National Institute of Standards and Technology) Cybersecurity Framework and ISO (International Organization for Standardization) 27001 to manage information security. We periodically conduct ongoing internal and external vulnerability analyses, including simulated attack as well as external testing via a third-party to evaluate the effectiveness of our cybersecurity process and controls.
To minimize third-party risk, we have established a process to assess the security practices of third-party vendors and service providers and related risks. Our process includes a security assessment informed by vendor questionnaires and contractual security requirements related to data privacy for certain vendors.
The Security Operations Center (SOC) is responsible for investigating all security incidents and alerts including determining the threat type, incident scope and incident severity. Where appropriate, major incidents are escalated according to the cybersecurity incident process.
Employee awareness and training are essential to our ability as a company to thwart cyber-attacks. We continuously raise employees’ risk awareness with mandatory, regular online training for all employees and complimentary awareness campaigns.
In 2024, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “ Risks Related to Legal and Regulatory Compliance Matters - A breakdown, cyberattack or information security breach could compromise the confidentiality, integrity and availability of our confidential information in internal systems or those used by third party collaborator partners or other contractors or consultants, could compromise the confidentiality, integrity and availability of our confidential information in information technology systems, network-connected control systems and/or our data, interrupt the operation of our business and/or affect our reputation.” in Item 3. Key Information – D. Risk Factors.

Cybersecurity Governance
Our board of directors has overall oversight responsibility for our risk management strategy, and delegates information security and related risk management oversight to the Audit and Risk Committee. Members of the audit and risk committee receive regular updates from management, including the CIO and the Cybersecurity and Risks Council, regarding cybersecurity related matters. This includes existing and new cybersecurity risks, how management is addressing, managing, and/or mitigating those risks, cybersecurity, and data privacy incidents (if relevant), and the status of key information security initiatives.
The Cybersecurity and Risks Council overseas regular review of cybersecurity risk management activities, is responsible for the management of our cyber risk exposure and monitoring the effectiveness of the cybersecurity program, including but not limited to, our cybersecurity tools and controls, and is responsible for establishing and reviewing our risk tolerance for our cyber risk framework.
The Cybersecurity and Risks Council includes the CIO, the Director of Corporate Security, the Director of IT Infrastructure and Operations, the Enterprise architect, and the Director of Cybersecurity. Those employees have decades of experience in cybersecurity and operations, cybersecurity education, and certifications from various organizations. The Cybersecurity and Risks Council is responsible for mobilizing the Materialization Board, which includes representatives from Legal and Finance, to review identified incidents.

PART III
Item 17.     Financial Statements.
See pages F-1 through F-57 of this Annual Report.
Item 18.     Financial Statements.
Not applicable.
Item 19.    Exhibits
EXHIBIT INDEX

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Amended and Restated Articles of Association.

2.1	Warrant Agreement, dated as of September 21, 2020, between Continental Stock Transfer & Trust Company and OACB	8-K	001-39526	4.1	09.22.2020

2.2	Warrant Assignment, Assumption and Amendment Agreement by and between OACB, Alvotech, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, dated June 15, 2022	20-F	001-41421	2.7	06.22.2022

2.3	Description of Securities	20-F	001-41421	2.11	03.01.2023

4.1††	License and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab), dated August 30, 2019	F-4	333-261773	10.1	12.20.2021

4.2††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019	F-4	333-261773	10.2	12.20.2021

4.3††	Second Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019, dated May 3, 2021	F-4	333-261773	10.3	12.20.2021

4.4††	License and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab), dated November 6, 2019	F-4	333-261773	10.6	12.20.2021

4.5††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab) dated November 6, 2019, dated March 13, 2020	F-4	333-261773	10.7	12.20.2021

4.6††	License and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated November 6, 2019	F-4	333-261773	10.10	12.20.2021

4.7††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated March 13, 2020	F-4	333-261773	10.11	12.20.2021

4.8††	License and supply agreement between Alvotech hf. and STADA for AVT16, dated November 6, 2019	F-4	333-261773	10.12	12.20.2021

4.9††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT16, dated November 6, 2019, dated March 13, 2020	F-4	333-261773	10.13	12.20.2021

4.10††	Product Supply Agreement between Alvotech hf. and Teva, dated August 5, 2020	F-4	333-261773	10.16	12.20.2021

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.11††	License and Development Agreement between Alvotech hf. and Teva, dated August 5, 2020	F-4	333-261773	10.17	12.20.2021

4.12††	Settlement Agreement, Release and Amendment to the License and Development Agreement between Alvotech hf. and Teva dated August 5, 2020, dated June 28, 2021	F-4	333-261773	10.18	12.20.2021

4.13††	Amended and Restated Services Agreement between Alvogen and Alvotech, dated April 11, 2022	F-4	333-261773	10.17	12.20.2021

4.14+	BCA Framework Agreement between Alvotech Holdings S.A., Alvotech Lux Holdings S.A.S., Floki Holdings S.à r.l, and certain other shareholders dated December 7, 2021	F-4	333-261773	10.22	12.20.2021

4.15	Product Rights Agreement between Alvotech hf. and Alvogen, dated January 22, 2018	F-4	333-261773	10.25	12.20.2021

4.16††	First Amendment to the Product Rights Agreement between Alvotech hf. and Alvogen dated January 22, 2018, dated December 14, 2018	F-4	333-261773	10.26	12.20.2021

4.17††	Settlement and License Agreement between Alvotech hf. and AbbVie, dated March 8, 2022	F-4	333-261773	10.29	03.14.2022

4.18††	Settlement and License Agreement between Alvotech hf. and AbbVie, dated April 4, 2022	F-4	333-261773	10.31	04.19.2022

4.19#	Management Incentive Plan.	20-F	001-41421	4.39	06.22.2022

4.20	Investor Rights and Lock-Up Agreement between Alvotech and certain Investors, dated June 15, 2022	F-1	333-266136	10.37	07.14.2022

4.21	Warrant Agreement by and between Alvotech and Alvogen Lux Holdings S.à r.l., dated November 16, 2022	6-K	001-41421	99.7	11.17.2022

4.22	Form of Indemnification Agreement between Alvotech and Non-Executive Directors	20-F	001-41421	4.46	03.01.2023

4.23††	Second amendment to the License and Development Agreement between Alvotech hf. and Teva dated August 5, 2020, dated February 27, 2023	20-F	001-41421	4.47	03.01.2023

4.24	Master License and Supply Agreement by and between Alvotech and Mercury Pharma Group Limited (trading as Advanz Pharma Holdings), dated as of May 22, 2023	6-K	001-41421	99.4	07.12.2023

4.25††	Amendment No. 1 dated as of July 3, 2024 to the Term Loan Agreement dated as of June 7, 2024, by and among Alvotech, Glass USA LLC, Glass Americas LLC and the Lenders party thereto

Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.26+*	Amended and Restated Transition Services Agreement between Alvotech and Aztiq Consulting ehf., dated December 1, 2024

8.1*	Subsidiaries of the Registrant	20-F	001-41421	8.1	03.01.2023

11.1*	Insider Trading Policy

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte ehf., independent registered accounting firm for Alvotech.

97.1	Incentive Compensation Recoupment Policy.	20-F	001-41421	97	03.20.2024

101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
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
26 March 2025

ALVOTECH

By:	/s/ Robert Wessman
Name:	Robert Wessman
Title:	Chief Executive Officer

Alvotech
_____________________
Consolidated Financial Statements as
of 31 December 2024 and 2023 and
for the years ended 31 December 2024, 2023, and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Alvotech

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Alvotech and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income or loss, changes in equity, and cash flows , for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2025, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes —Recognition of Deferred Tax Assets — Refer to Notes 2 and 10 to the financial statements
Critical Audit Matter Description
The Company recognizes deferred tax assets for deductible temporary differences arising from unused tax losses, amortization, depreciation, reserves and employee benefits in accordance with IAS 12, Income Taxes.
The Company’s deferred tax assets balance as of December 31, 2024 was $298 million. The deferred tax assets balance is reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. The majority of the deferred tax asset recognized relates to tax losses that have arisen in Iceland, whereby it is probable that future forecasted taxable profits associated with product and out-licensing revenue, driven by management’s assumptions for unit price and market share, will be available to offset the cumulative tax losses as of 31 December 2024.

Given the determination that it is probable that there will be sufficient taxable profits generated in the future against which the deferred tax assets can be utilized requires management to make significant judgements and estimates related to taxable profits, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to taxable profits required a high degree of auditor judgment and an increased extent of effort, particularly related to unit price and market share assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the determination of whether sufficient taxable profits will be generated in the future against which the deferred tax assets can be utilized, particularly as it pertains to estimates for unit price and market share, included the following, among others:
•We evaluated the unit price and market share assumptions to determine if such assumptions are consistent with internal and external data as well as relevant existing market information, industry and other external factors such as:
◦Internal budgets.
◦Historical taxable income.
◦Analyst and industry reports for the Company and certain of its peer companies.
•We evaluated management’s ability to accurately estimate taxable profits by comparing actual results to management’s historical estimates
•We assessed unit price and market share assumptions utilized within the future forecasts for potential manipulation or bias by considering contradictory evidence.

/s/ Deloitte ehf.

Kópavogur, Iceland
March 26, 2025
We have served as the Company's auditor since 2013.

Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss for the years ended 31 December 2024, 2023, and 2022

USD in thousands, except for per share amounts	Notes	2024	2023	2022
Product revenue	5	273,472	48,699	24,836
License and other revenue	5	216,210	42,735	58,193
Other income		2,296	1,948	1,988
Cost of product revenue		(185,309)	(160,856)	(64,095)
Research and development expenses		(171,312)	(210,827)	(180,622)
General and administrative expenses		(65,713)	(76,559)	(186,742)
Operating profit / (loss)		69,644	(354,860)	(346,442)
Share of net loss of joint venture	26	—	(7,153)	(2,590)
Impairment loss on investment in joint venture		—	(21,519)	—
Loss on sale of interest in joint venture	26	(2,970)	—	—
Finance income	7	80,145	4,823	2,549
Finance costs	7	(303,165)	(267,157)	(188,419)
Exchange rate differences		8,161	(5,183)	10,566
Loss on extinguishment of financial liabilities	21	(69,378)	—	(27,311)
Non-operating loss		(287,207)	(296,189)	(205,205)
Loss before taxes		(217,563)	(651,049)	(551,647)
Income tax (expense) / benefit	10	(14,301)	99,318	38,067
Loss for the year		(231,864)	(551,731)	(513,580)
Other comprehensive loss
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		(690)	(86)	(6,111)
Total comprehensive loss		(232,554)	(551,817)	(519,691)
Loss per share
Basic and diluted loss for the year per share	11	(0.87)	(2.43)	(2.60)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position as of 31 December 2024 and 2023

USD in thousands

Non-current assets	Notes	31 December 2024	31 December 2023
Property, plant and equipment	12	284,546	236,779
Right-of-use assets	13	125,198	119,802
Goodwill	14	11,330	12,058
Other intangible assets	15	20,621	19,076
Contract assets	5	22,710	10,856
Interest in joint venture	26	—	18,494
Other long-term assets		3,615	2,244
Restricted cash	16	—	26,132
Deferred tax assets	10	298,360	309,807
Total non-current assets		766,380	755,248
Current assets
Inventories	17	127,889	74,433
Trade receivables		160,217	41,292
Contract assets	5	67,304	35,193
Other current assets	18	48,064	31,871
Receivables from related parties	24	118	896
Cash and cash equivalents	16	51,428	11,157
Total current assets		455,020	194,842
Total assets		1,221,400	950,090
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position as of 31 December 2024 and 2023

USD in thousands

Equity	Notes	31 December 2024	31 December 2023
Share capital	19	2,826	2,279
Share premium	19	2,007,058	1,229,690
Other reserves	20	17,272	42,911
Translation reserve		(2,218)	(1,528)
Accumulated deficit		(2,437,709)	(2,205,845)
Total equity		(412,771)	(932,493)
Non-current liabilities
Borrowings	21	1,035,882	922,134
Derivative financial liabilities	27	210,224	520,553
Lease liabilities	13	112,137	105,632
Contract liabilities	5	80,721	73,261
Deferred tax liability	10	1,811	53
Total non-current liabilities		1,440,775	1,621,633
Current liabilities
Trade and other payables		67,126	80,563
Lease liabilities	13	9,515	9,683
Current maturities of borrowings	21	32,702	38,025
Liabilities to related parties	24	8,465	9,851
Contract liabilities	5	15,980	59,183
Taxes payable		204	925
Other current liabilities	25	59,404	62,720
Total current liabilities		193,396	260,950
Total liabilities		1,634,171	1,882,583
Total equity and liabilities		1,221,400	950,090
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows for the years 31 December 2024, 2023, and 2022

USD in thousands

Cash flows from operating activities	Notes	2024	2023	2022
Loss for the period		(231,864)	(551,731)	(513,580)
Adjustments for non-cash items:
Gain on extinguishment of SARs liability		—	—	(4,803)
Share-listing expense		—	—	83,411
Long-term incentive plan expense		—	78	5,492
Depreciation and amortization	12	31,301	24,210	20,409
Impairment of other intangible assets	15	—	1,779	2,755
Impairment loss on investment in joint venture	26	—	21,519	—
Change in allowance for receivables		(946)	18,500	—
Change in inventory reserves	17	(3,483)	8,341	—
Share-based payments	22	7,626	18,033	10,317
Loss on disposal of property, plant and equipment		—	365	—
Loss on sale of interest in joint venture	26	2,970	—	—
Share of net loss of joint venture	26	—	7,153	2,590
Finance income	7	(80,145)	(4,823)	(2,549)
Finance costs	7	303,165	267,157	188,419
Exchange rate difference		(8,161)	5,183	(10,566)
Loss on extinguishment of financial liabilities	22	69,378	—	27,311
Income tax benefit	10	14,301	(99,318)	(38,067)
Operating cash flow before movement in working capital		104,142	(283,554)	(228,861)
Increase in inventories	17	(49,973)	(11,304)	(32,412)
(Increase) in trade receivables		(119,063)	(8,320)	(3,576)
Decrease / (increase) in receivables with related parties	24	20	881	(437)
(Increase) in contract assets	5	(45,192)	(17,393)	(9,218)
(Increase) in other assets		(7,125)	(802)	(17,194)
(Decrease) increase in trade and other payables		(13,695)	31,772	16,442
(Decrease) / increase in contract liabilities	5	(31,446)	35,396	19,396
(Decrease) / increase in liabilities with related parties		(7,871)	1,280	493
(Decrease) in other liabilities		(14,299)	(5,182)	(21,384)
Cash used in operations		(184,502)	(257,226)	(276,751)
Interest received		4,617	3,649	568
Interest paid		(54,921)	(57,254)	(35,372)
Income tax paid		(2,037)	(1,354)	(834)
Net cash used in operating activities		(236,843)	(312,185)	(312,389)

Cash flows from investing activities
Acquisition of property, plant and equipment	12	(53,661)	(33,234)	(37,880)
Disposal of property, plant and equipment		—	133	379
Acquisition of intangible assets	15	(3,339)	(13,239)	(11,122)
Restricted cash in connection with debt extinguishment	16	26,132	—	—
Restricted cash in connection with amended bond agreement		—	—	(14,914)
Proceeds from the sale in joint venture	26	12,000	—	—
Net cash generated from (used in) investing activities		(18,868)	(46,340)	(63,537)
Cash flows from financing activities
Repayments of borrowings	21	(749,082)	(99,367)	(34,714)
Repayments of principal portion of lease liabilities	13	(10,197)	(8,269)	(11,147)
Proceeds from new borrowings	21	896,263	278,831	193,678
Transaction cost from new borrowings		(4,236)	(9,004)	—
Gross proceeds from equity offering	19	150,451	136,879	—
Fees from equity offering		(5,812)	(4,141)	—
Proceeds from warrants	27	4,843	6,390	—
Stock options exercised		76	—	—
Transaction costs for amended borrowing agreements		—	—	(12,102)
Gross proceeds from the PIPE Financing		—	—	174,930
Gross PIPE Financing fees paid		—	—	(5,562)
Proceeds from the Capital Reorganization		—	—	9,827
Proceeds from loans from related parties		24,500	—	160,000
Repayment of loans from related parties		(9,500)	—	(50,000)
Net cash generated from financing activities		297,306	301,319	424,910
Increase / (decrease) in cash and cash equivalents		41,595	(57,206)	48,984
Cash and cash equivalents at the beginning of the year	16	11,157	66,427	17,556
Effect of movements in exchange rates on cash held		(1,324)	1,936	(113)
Cash and cash equivalents at the end of the period	16	51,428	11,157	66,427
Supplemental cash flow disclosures (Note 28)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity for the years ended 31 December 2024, 2023, and 2022

USD in thousands

	Share capital	Share premium	Other reserves	Translation reserve	Accumulated deficit	Total equity
At 1 January 2022	135	1,000,118	—	4,669	(1,140,534)	(135,612)
Loss for the year	—	—	—	—	(513,580)	(513,580)
Foreign currency translation differences	—	—	—	(6,111)	—	(6,111)
Total comprehensive loss	—	—	—	(6,111)	(513,580)	(519,691)
PIPE Financing	175	169,193	—	—	—	169,368
Settlement of SARs with shares	35	30,267	—	—	—	30,302
Capital Reorganization	1,731	(173,296)	—	—	—	(171,565)
Settlement of related party loans with Ordinary Shares	50	32,150	—	—	—	32,200
Recognition of share-based payments	—	—	14,548	—	—	14,548
Recognition of equity component of convertible bonds	—	—	16,034	—	—	16,034
At 31 December 2022	2,126	1,058,432	30,582	(1,442)	(1,654,114)	(564,416)
Loss for the period	—	—	—	—	(551,731)	(551,731)
Foreign currency translation differences	—	—	—	(86)	—	(86)
Total comprehensive loss	—	—	—	(86)	(551,731)	(551,817)
Capital contribution	118	132,618	—	—	—	132,736
Vested earn-out shares	6	8,300	—	—	—	8,306
Penny warrants exercised	25	27,159	—	—	—	27,184
Public warrants exercised	6	7,612	—	—	—	7,618
Recognition of share-based payments	—	—	16,985	—	—	16,985
Settlement of RSUs with shares	8	5,095	(5,781)	—	—	(678)
Settlement of SARs with shares	(10)	(9,526)	(4,231)	—	—	(13,767)
Recognition of equity component of convertible bonds	—	—	5,356	—	—	5,356
At 31 December 2023	2,279	1,229,690	42,911	(1,528)	(2,205,845)	(932,493)
Loss for the period	—	—	—	—	(231,864)	(231,864)
Foreign currency translation differences	—	—	—	(690)	—	(690)
Total comprehensive loss	—	—	—	(690)	(231,864)	(232,554)
Capital contribution	92	144,547	—	—	—	144,639
Vested earn-out shares	198	310,703	—	—	—	310,901
Penny warrants exercised	17	24,293	—	—	—	24,310
Public warrants exercised	4	6,691	—	—	—	6,695
Recognition of share-based payments	—	—	6,486	—	—	6,486
Stock options recognised	—	—	276	—	—	276
Settlement of RSUs with shares	15	5,890	(10,981)	—	—	(5,076)
Settlement of options with shares	0	105	(29)	—	—	76
Conversion of convertible bonds	221	285,139	(21,391)	—	—	263,969
At 31 December 2024	2,826	2,007,058	17,272	(2,218)	(2,437,709)	(412,771)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.        General information
Alvotech (the “Parent” or the “Company” or “Alvotech”) is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 258884. The Company was incorporated on 23 August 2021. These consolidated financial statements were approved by the Group’s Board of Directors, and authorized for issue, on 26 March 2025.
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
1.2 Information about subsidiaries and joint ventures

Entity name	Principal activity	Issued and paid capital (presented in whole shares)	Place of establishment	Proportion of ownership and voting power held by Alvotech
				2024	2023
Alvotech hf.	Biopharm.	4,356,613	Iceland	100.00%	100.00%
Fasteignafélagið Sæmundur hf.	Real estate	6,068,029	Iceland	100.00%	100.00%
Alvotech Manco ehf.	Group Serv.	215,390	Iceland	100.00%	100.00%
Alvotech Swiss AG	Biopharm.	153,930	Switzerland	100.00%	100.00%
GlycoThera Holding S.à.r.l.	Holding Co	15,000	Luxembourg	100.00%	—%
Glycothera Analytics GmbH (formerly Alvotech Hannover GmbH)	Biopharm.	29,983	Germany	100.00%	100.00%
Glycothera Development GmbH (formerly Alvotech Germany GmbH)	Biopharm.	31,182	Germany	100.00%	100.00%
Alvotech Biosciences India Pvt Limited	Biopharm.	96,113	India	100.00%	100.00%
Alvotech USA Inc	Group Serv.	10	USA	100.00%	100.00%
Alvotech UK Limited	Group Serv.	135	UK	100.00%	100.00%
Alvotech Malta Limited	Group Serv.	13,533	Malta	100.00%	100.00%
Alvotech Spain, S.L.	Group Serv.	3,114	Spain	100.00%	—%
Alvotech & CCHN Biopharmaceutical Co. Ltd*	Biopharm.	0	China	—%	50.00%
*Alvotech & CCHN Biopharmaceutical Co. Ltd. unconsolidated joint venture was sold during 2024 (see Note 26).

Notes to the Consolidated Financial Statements

1.3 Information about shareholders
Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (Aztiq) and Alvogen Lux Holdings S.à r.l. (Alvogen), with 33.5% and 29.8% ownership interest as of 31 December 2024, respectively. The remaining 36.7% ownership interest is held by various entities, with no single shareholder holding more than 2.4% ownership interest as of 31 December 2024.
1.4 Going concern
The Group has primarily funded its operations with proceeds from the issuance of ordinary shares and the issuance of loans and borrowings to both related parties and third parties. The Group has incurred recurring losses since its inception, including net losses of $231.9 million, $551.7 million, and $513.6 million for the years ended 31 December 2024, 2023, and 2022, respectively, and had an accumulated deficit of $2,437.7 million as of 31 December 2024 and $2,205.8 million as of 31 December 2023. The Group has not generated positive operational cash flow, largely due to the continued focus on biosimilar product development and expansion efforts.
As of 31 December 2024, the Group had cash and cash equivalents of $51.4 million and current assets less current liabilities of $261.6 million.
In February 2024, Alvotech announced it had received and accepted an offer from investors outside the U.S. for the sale of 10,127,132 Ordinary Shares, for an approximate gross value of $166 million, at a purchase price of $16.41 per share, or ISK 2,250, at the foreign exchange rate on 23 February 2024. The shares were to be delivered to investors from previously issued treasury shares held by Alvotech´s subsidiary Alvotech Manco. As of 31 December 2024, the settlement of the sale offers resulted in 9,213,333 Ordinary Shares delivered to investors upon the payment of $150.5 million, the net proceeds of the transaction totaling $144 million.
The Company announced in June 2024 that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Similarly, some holders of the Aztiq Convertible Bonds decided to exercise similar conversion right into ordinary shares at the same conversion price. Based on the used exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $220.7 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds and the Aztiq Convertible Bonds that did not exercise their right to conversion, obtained repayment from the Group in July 2024, upon the closing of the senior secured first lien term loan facility of $965.0 million, led by GoldenTree Asset Management (the "Secured Loan Facility").
In July 2024, the Company announced the closing of its previously executed Secured Loan Facility. The closing has allowed Alvotech to refinance outstanding debt obligations, reduce the cost of capital and improve its overall debt maturity profile. The Secured Loan Facility, for $965.0 million in aggregate principal amount, matures in July 2029. The first tranche is a first lien $900.0 million term loan which bears an interest rate of Secured Overnight Funding Rate (SOFR) plus 6.5% per annum. The second tranche is a $65.0 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum. This resulted in the concurrent settlement of its existing debt obligations.

Additionally, the Group continues to focus its efforts on the launch and commercialization of its existing biosimilar programs, as follows:
•In February 2024, the Company announced that the U.S. Food and Drug Administration (FDA) has approved Simlandi (adalimumab) injection, the AVT02 interchangeable biosimilar to Humira. Teva Pharmaceuticals International GmbH (“Teva”) is Alvotech’s strategic partner for the exclusive commercialization of Simlandi in the United States. In April 2024, the Company signed an agreement with Quallent Pharmaceuticals ("Quallent") allowing the interchangeable biosimilar to be distributed under Quallent's private label in the U.S. Additionally, The Company extended its European commercial partner, STADA Arzneimittel AG (“Stada”), commercial rights to AVT02 to Commonwealth of Independent States (CIS) countries in Central Asia in June 2024.
•The FDA approved AVT04, a biosimilar to Stelara (ustekinumab), for the U.S. in April 2024 enabling a commercialization starting on or after 21 February 2025. Alvotech launched AVT04 in Canada with its commercial partner JAMP Pharma ("Jamp"), on March 1, 2024 and started commercialization in Japan with Fuji Pharma ("Fuji") in May 2024. In July 2024, the Company launched Uzpruvo, the first approved AVT04 biosimilar to Stelara across select European countries, with its commercial partner Stada. The

Notes to the Consolidated Financial Statements

Company extended Stada’s commercial rights to AVT04 to CIS countries in Central Asia in June 2024. In October 2024, the FDA approved SELARSDI (ustekinumab) in a new presentation, 130 mg/26 ml solution in a single-dose vial for intravenous infusion. This approval paves the way for SELARSDI to further align its label with the indications of the reference product Stelara in the U.S. at launch, which is expected in the first quarter of 2025.
•In April 2024, the Company announced positive topline results from a confirmatory clinical study for AVT05, a proposed biosimilar for Simponi and Simponi Aria (golimumab). In November 2024, the European Medicines Agency (EMA) accepted a Marketing Authorization Application (MAA) for AVT05. The approvals process is anticipated to be completed in the fourth quarter of 2025.
•In May 2024, the Company announced its collaboration with Dr. Reddy's Laboratories SA, ("Dr. Reddy"), for the commercialization of AVT03, a proposed biosimilar to Prolia (denosumab) and Xgeva (denosumab), in the U.S., Europe and UK. Dr. Reddy’s commercialization rights are exclusive for the U.S., and semi-exclusive for Europe and the UK. In June 2024, the Company extended its partnership with Stada who will assume marketing license for AVT03 in Europe through semi-exclusive rights, including Switzerland and the UK, as well as exclusive rights in selected markets in Central Asia and the Middle East. In July 2024, the Company announced positive topline results from a confirmatory patient study for AVT03. In October 2024, the EMA accepted a MAA for AVT03.
•In June 2024, the Company entered into an exclusive partnership agreement with Mercury Pharma Group Limited (“Advanz”) regarding the supply and commercialization of AVT06 (aflibercebt), its proposed biosimilar to Eylea in Europe, except for Germany and France where the rights are semi-exclusive. In August 2024, the European Medicines Agency (EMA) has accepted a Marketing Authorization Application for AVT06.
•In September 2024, the Company announced the initiation of a confirmatory patient study for AVT16, a biosimilar candidate to Entyvio (vedolizumab).

The Group expects to fund its activities through a combination of utilizing the existing cash, the projected cash generation from milestone collections and product revenues under agreements with its commercial partners, and the current funding arrangements it has access to. Due to the relatively recent launch of AVT02 and AVT04 products on which the Group is currently reliant for cash flow generation, the recent debt refinancing as set out above, and the anticipated future launches of AVT03, AVT05, AVT06, which are undergoing regulatory approval, there is still some level of uncertainty associated with the timing of future cash flow generation. This may mean that the Group ultimately might need to rely on other financing arrangements in the future, such as successive capital increases or debt financings that are not wholly within the control of the Group. If such funding is unavailable, then management may be required to delay, limit, reduce or terminate one or more of its research or product development programs or future commercialization efforts to free up sufficient cash. However, as the Group’s cash flow projections indicate there will be sufficient cash flow generation over the next twelve months without the need for additional financing, such uncertainty does not represent a material uncertainty which gives rise to significant doubt over going concern.
In conclusion, based on the existing cash on hand, funding received to date, and projected future cash flows, management concluded that the Group has the ability to continue as a going concern for at least one year after the date that the consolidated financial statements are issued. As such, the consolidated financial statements have been prepared on a going concern basis.
2.        Summary of significant accounting policies
2.1 Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance and in compliance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which comprise all standards and interpretations approved by the IASB, and as adopted by the European Union ("EU").
All amendments to IFRSs issued by the IASB that are effective for annual periods that begin on or after 1 January 2024 have been adopted as further described within the footnotes to the consolidated financial statements. The Group has not adopted any standards or amendments to standards in issue that are available for early adoption.
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and financial liabilities which have been measured at fair value. Historical cost is generally based on the fair

Notes to the Consolidated Financial Statements

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
The carrying amount of equity-accounted investments is assessed for impairment as a single asset. Impairment losses are incurred only if there is objective evidence of impairment as a result of loss events that have an impact on estimated future cash flows and that can be reliably estimated. Losses expected as a result of future events are not recognized. The Group recognized an impairment loss of $21.5 million related to its investment in the joint venture for the year ended 31 December 2023; the interests in the joint venture were sold during the year 2024, resulting in a net loss of $3.0 million (refer to Note 26). No impairment losses were recognized in 2022.
2.4 Critical accounting judgments and key sources of estimation uncertainty
The preparation of the consolidated financial statements in conformity with IFRS requires Group management to make judgments, estimates and assumptions about the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources.

Notes to the Consolidated Financial Statements

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and other factors that are considered to be relevant. Judgments and assumptions involving key estimates are primarily made in relation to the measurement and recognition of revenue, the valuation of derivative financial liabilities, and the valuation of deferred tax assets.
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
The consideration to which the Group is entitled pursuant to these contracts generally includes upfront payments and payments based upon the achievement of development and regulatory milestones. All contracts include a potential refund obligation whereby the Group must refund the consideration paid by the customer in the event of a technical failure or the occurrence of certain other matters that result in partial or full cancellation of the contract. As such, the entire transaction price is comprised of variable consideration, which is estimated using the most likely amount method due to the binary nature of the outcomes under these contracts. Such variable consideration is included in the transaction price only when it is highly probable that doing so will not result in a significant reversal of cumulative revenue recognized when the underlying uncertainty associated with the variable consideration is subsequently resolved. The Group does not account for a significant financing component since a substantial amount of consideration promised by the customer is variable and the amount or timing of that consideration varies on the basis of a future event that is not substantially within the control of either party. Certain contracts also include

Notes to the Consolidated Financial Statements

commercialization milestones upon the first commercial sale of a product in a particular territory, as well as royalties. Commercialization milestones and royalties are accounted for as sales-based royalties; therefore, such amounts are not included in the transaction price and recognized as performance revenue until the underlying sale that triggers the milestone or royalty occurs.
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

Notes to the Consolidated Financial Statements

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
Expenditures related to research and development activities are recognized as an expense in the period in which they are incurred. The Company did not capitalize any development expenses as intangible assets during the years ended 31 December 2024, 2023, and 2022 as not all the criteria in paragraph 57 of IAS 38 have been met.
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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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
The Group did not complete any business combinations during the years ended 31 December 2024 and 31 December 2023.
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

Software	3-10 years
Customer relationships	7 years
Intellectual property rights*	10 years
•From launch date
Certain of the Group’s intellectual property rights have been pledged to secure borrowings as further described in Note 21.
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

Notes to the Consolidated Financial Statements

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
The tax value of tax loss carry-forwards is included in deferred tax assets to the extent that these are expected to be utilized against future taxable income. The deferred taxes are measured according to the respective territorial current tax rules and tax rates assumed in the year in which the assets are expected to be utilized.
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

Notes to the Consolidated Financial Statements

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
The Group’s inventories have been pledged to secure borrowings as further described in Note 21.
2.17 Financial assets
Recognition of financial assets
Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets, other than financial assets measured at FVTPL, are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss. There were no transaction costs related to the acquisition of financials assets in 2024, 2023, or 2022. All of the Group’s financial assets are measured at amortized cost as of 31 December 2024 and 2023.
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

Notes to the Consolidated Financial Statements

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
The Group writes off a financial asset when there is no reasonable expectation of recovery, such as information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. A trade receivable or contract asset that is considered uncollectible is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. The Group did not write off any trade receivables or contract assets during the years ended 31 December 2024, 2023, and 2022, except for the Biosana related asset which was fully reserved (see Note 18).
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

Notes to the Consolidated Financial Statements

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
The Group recognized derivative liabilities related to the Predecessor Earn Out Shares, OACB Earn Out Shares and assumed OACB warrants. Additionally, the Group recognized an embedded derivative for the conversion feature associated with the Tranche A Convertible Bonds, as further described in Note 27. These features are liability-classified, rather than equity-classified, because the Group is obligated to issue a variable number of ordinary shares to the holder upon conversion or exercise of the feature. Therefore, these derivative liabilities were initially recorded at fair value and remeasured to fair value at each reporting period with gains and losses arising from changes in the fair value recognized in finance income or finance costs, as appropriate.
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
Long-term incentive plans
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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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
3.        New accounting standards
Management has assessed that new or amended IFRS Accounting Standards and interpretations issued by the IASB effective on or after 1 January 2024 has not had a significant effect on the Consolidated financial statements, specifically:
–Amendments to IFRS 16 Leases: Lease Liability in a Sale and Lease back;
–Amendment to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants; and
–Amendment to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements.
New or amended IFRS Accounting Standards and interpretations issued by the IASB. Management does not anticipate any significant impact on the consolidated financial statements in the period of initial application from the adoption of these new standards and amendments, apart from IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 effective from 1 January 2027. The new IFRS 18 is expected to change the presentation of the statements of profit or loss and other comprehensive income or loss and to differentiate between earnings from operating activities, investment activities and financing activities. IFRS 18 will also add additional disclosures but will not change any accounting policies on recognition and measurement, hence it will not change reported net results. Management is currently assessing the impact of this new standard.
4.        Segment reporting
As disclosed in Note 2, the Group operates and manages its business as one operating segment.
A significant portion of the Group’s revenue is generated from long-term out-license contracts which provide the customer with exclusive or semi-exclusive rights to a particular territory, which generally span multiple countries or a particular continent, as well as the Group’s promises to continue development of the underlying compound and to provide supply of the product to the customer upon commercialization. Therefore, based on the nature of the customer agreements, revenue information is not currently available on a country-by-country basis.

Notes to the Consolidated Financial Statements

Revenue from customers based on the geographic market in which the revenue is earned, which predominantly aligns with the rights conveyed to the Group’s customers pursuant to its out-license contracts, is as follows:

	2024	2023	2022
Europe	157,587	63,510	39,433
USA	273,036	9,430	17,940
Rest of World	59,059	18,494	25,656
	489,682	91,434	83,029
Non-current assets, excluding financial instruments and deferred tax assets, based on the location of the asset is as follows:

	2024	2023
Europe	451,066	415,659
USA	6,407	5,094
Rest of World	10,547	6,194
	468,020	426,947
Revenue from transactions with individual customers that exceeds ten percent or more of the Group’s total revenue is as follows:

	2024		2023		2022
	Revenue	% Total	Revenue	% Total	Revenue	% Total
Customer A	144,384	29.5%	9,430	10.3%	17,940	21.6%
Customer B	72,105	14.7%	46,954	51.4%	38,376	46.2%
Customer C	26,094	5.3%	8,876	9.7%	12,840	15.5%
Customer D	72,339	14.8%	16,556	18.1%	—	—%
Customer E	101,862	20.8%	—	—%	—	—%
5.        Revenue
Disaggregated revenue
The following table summarizes the Group’s revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers during the years ended 31 December 2024, 2023, and 2022:

	2024	2023	2022
Product revenue (point in time revenue recognition)	273,472	48,699	24,836
License revenue (point in time revenue recognition)	75,813	7,775	—
Performance revenue (point in time revenue recognition)	42,391	4,402	424
Development and other service revenue (over time revenue recognition)	98,006	30,558	57,769
	489,682	91,434	83,029

Notes to the Consolidated Financial Statements

Performance revenue is disaggregated from license revenue as the Company reached significant performance milestones during the year. Those were previously reported under license revenue for the years 2023 and 2022
Reassessment of measure of progress
Subsequent changes to the estimate of the transaction price are recorded as adjustments to revenue in the period of change. The Group updates the measure of progress estimates on a quarterly basis. The quarterly changes in estimates did not result in material adjustments to the Group’s previously reported revenue or trade receivables during the years ended 31 December 2024, 2023, and 2022.
Contract assets and liabilities
A reconciliation of the beginning and ending balances of contract assets and contract liabilities is shown in the table below:

	Contract Assets	Contract Liabilities
31 December 2022	28,656	93,932
Contract asset additions	19,634	—
Amounts transferred to trade receivables	(2,412)	—
Derecognition of contract liability	—	(42,089)
Customer prepayments	—	100,555
Revenue recognized	—	(23,101)
Foreign currency adjustment	171	3,147
31 December 2023	46,049	132,444
Contract asset additions	133,756	—
Amounts transferred to trade receivables	(88,564)	—
Derecognition of contract liability	—	(331)
Customer prepayments	—	51,255
Revenue recognized	—	(82,454)
Foreign currency adjustment	(1,227)	(4,213)
31 December 2024	90,014	96,701
The net increase in contract assets as of 31 December 2024 is due to the revenue recognized when the performance obligation has been met which is offset by transfer of amounts to trade receivables on the basis that the Group’s right to that consideration is no longer contingent on its performance. The net decrease in contract liabilities as of 31 December 2024 is due to revenue recognized when the performance obligation has been met which is offset by customer prepayments in advance of the Group’s performance. As of 31 December 2024, $22.7 million and $67.3 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 3 years. As of 31 December 2024, $80.7 million and $16.0 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 5 years as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.
Remaining performance obligations
Due to the long-term nature of the Group’s out-license contracts, the Group’s obligations pursuant to such contracts represent partially unsatisfied performance obligations at year-end. The revenues under existing out-license contracts with original expected durations of more than one year are estimated to be $265.5 million. The Group expects to recognize the majority of these revenues over the next 5 years.

Notes to the Consolidated Financial Statements

6.        Salaries and other employee expenses
The average number of individuals employed by the Group during the years ended 31 December 2024, 2023, and 2022 was 1,011, 999, and 858, respectively. The aggregate salary and other employee expenses incurred by the Group for these employees were as follows:

	2024	2023	2022
Salary expense	109,042	107,067	92,082
Defined contribution plan expense (1)	11,168	11,518	10,052
Long-term incentive plan expense	198	78	5,481
Share-based payments (see Note 22)	7,626	18,033	10,317
Other employee expense	19,998	19,718	11,670
Temporary labor	5,994	8,495	5,838
	154,026	164,909	135,440
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
Salaries and other employee expenses are included within the consolidated statements of profit or loss and other comprehensive income or loss as follows:

	2024	2023	2022
Cost of product revenue	77,241	76,908	42,501
Research and development expenses	37,652	44,339	52,962
General and administrative expenses	39,133	43,662	39,977
Total salary and other employee expenses	154,026	164,909	135,440
7.       Finance income and finance costs
Finance income earned for the years ended 31 December 2024, 2023, and 2022 are as follows:

	2024	2023	2022
Changes in the fair value of derivatives	75,528	—	1,637
Interest income from cash and cash equivalents	4,577	4,547	556
Other interest income	40	276	356
	80,145	4,823	2,549

Notes to the Consolidated Financial Statements

Finance costs incurred for the years ended 31 December 2024, 2023, and 2022 are as follows:

	2024	2023	2022
Changes in the fair value of derivatives (see Note 27)	(145,564)	(132,333)	(96,981)
Interest on debt and borrowings	(147,373)	(129,327)	(71,452)
Consenting fee	—	—	(7,430)
Loss on remeasurement of bonds	—	—	(6,511)
Interest on lease liabilities (see Note 13)	(6,614)	(3,840)	(6,022)
Amortization of deferred debt issue costs	(3,614)	(1,657)	(23)
	(303,165)	(267,157)	(188,419)
8.       Depreciation, amortization and impairment
Depreciation, amortization and impairment expenses incurred during the years ended 31 December 2024, 2023, and 2022 are as follows:

	2024	2023	2022
Depreciation and impairment of property, plant and equipment (see Note 12)	17,105	14,353	9,807
Depreciation of right of use assets (see Note 13)	13,377	8,913	9,869
Amortization and impairment of intangible assets (see Note 15)	819	2,723	3,488
	31,301	25,989	23,164
Depreciation, amortization and impairment expenses are included within the consolidated statements of profit or loss and other comprehensive income or loss as follows:

	2024	2023	2022
Cost of product revenue	18,683	15,582	10,053
Research and development expenses	8,359	6,886	9,757
General and administrative expenses	4,259	3,521	3,354
Total depreciation, amortization and impairment expense	31,301	25,989	23,164
9.       Audit fees

	2024	2023	2022
Financial Statement audit fees	3,335	2,876	2,615
Other fees, including tax services	279	462	676
Total fees	3,614	3,338	3,291
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

Notes to the Consolidated Financial Statements

10.      Income tax
Taxation recognized in the consolidated statements of profit or loss and other comprehensive income or loss during the years ended 31 December 2024, 2023, and 2022 is as follows:

	2024	2023	2022
Current tax
Direct taxes - current	1,149	1,307	1,015
Direct taxes – prior year	(48)	(60)	(115)
Total current tax	1,101	1,247	901
Deferred tax
Current	7,284	(89,847)	(54,236)
Prior year	5,916	(10,719)	15,269
Total deferred tax	13,200	(100,565)	(38,968)
Total income tax charge / (benefit)	14,301	(99,318)	(38,067)
The prior year deferred tax impact of $5.9 million mainly relates to foreign currency impact on losses denominated in Icelandic krona.
The factors affecting the tax charge during the year ended 31 December 2024 relate to the utilization of the deferred tax asset on accumulated tax losses previously recognized . The factors affecting the tax benefit during the year ended 31 December 2023 and 2022 relate to the recognition of a deferred tax asset on accumulated tax losses, as management assessed that it was probable that the accumulated tax losses would be fully utilized in the coming years.
There were no accruals for tax contingencies during the years ended 31 December 2024, 2023, and 2022.
The effective tax rate for the year of -6.6% (2023: 15.3%, 2022: 6.9%) is lower than the applicable Luxembourgish statutory rate of corporation tax. The reconciling items between the statutory rate and the effective tax rate are as follows:

	2024	2023	2022
Tax rate	24.9%	24.9%	24.9%
Effect of tax rate in foreign jurisdictions	0.8%	(3.4%)	(2.5%)
Permanent Differences	(17.4%)	(6.7%)	(8.9%)
Non-recognition of tax losses	(12.2%)	(1.5%)	(3.8%)
Other items	(2.8%)	1.9%	(2.9%)
Effective tax rate	(6.6%)	15.3%	6.9%

The movement in net deferred taxes during the years ended 31 December 2024 and 2023 is as follows:

	2024	2023
Balance at 1 January	309,754	209,187
Deferred tax credited to profit or loss	(13,205)	100,567
Balance at 31 December	296,549	309,754
Deferred tax assets	298,360	309,807
(Deferred tax liabilities)	(1,811)	(53)

Notes to the Consolidated Financial Statements

	2024		2023
Deferred Tax Assets and Liabilities	DTA	(DTL)	DTA	(DTL)
Intangible Assets	751	—	(1,131)	(8)
Tangible Assets	530	(849)	(1,967)	(10)
Inventory Reserves	1,384	—	1,829	—
Bad Debt Reserves	3,483	—	3,700	—
Employee Benefits	4,611	—	5,652	—
Provisions and accruals	—	(679)	(410)	—
Other	(275)	(283)	760	(35)
Taxable Losses	287,874	—	301,375	—
Total Deferred Taxes	298,360	(1,811)	309,807	(53)
Where there is a right of offset of deferred tax balances within the same tax jurisdiction, IAS 12 requires these to be presented after such offset in the consolidated statements of financial position. The closing deferred tax balances included above are after offset; however, the disclosure of deferred tax assets by category below are presented before such offset.
The amount of deferred tax recognized in the consolidated statements of financial position as of 31 December 2024 and 2023 is composed of:

	2024	2023
Deferred tax assets attributable to tax loss carryforwards	287,874	301,375
Deferred tax assets attributable to other temporary differences	10,760	11,941
(Deferred tax liabilities) attributable to other temporary differences	(2,085)	(3,562)
Net deferred tax assets / (liabilities)	296,549	309,754
A deferred tax liability has been recognized in relation to ordinary timing differences arising from depreciation and other provisions. A deferred tax liability of $2.1 million and $3.6 million has been recognized as of 31 December 2024 and 2023, respectively.
A deferred tax asset has been recognized in relation to ordinary timing differences arising from amortization, depreciation, reserves, employee benefits and tax losses carried forward in the Group. The deferred tax asset on tax losses relates to tax losses arising in Iceland, and management considers probable that future forecasted profit associated with product, license and other revenue will be available to offset the cumulative tax losses as of 31 December 2024. In assessing the probability of recovery, management has reviewed the Group's long-term plan that has been used for the going concern assessment and the goodwill and fixed asset impairment testing. This long-term plan anticipates successful completion of biosimilar programs currently in the pipeline and execution of future commercial launches that will support profitability in the near future. The forecasts included in the long-term plan are evaluated to incorporate potential uncertainty associated with the amount and timing of expected future revenues, driven by factors such as potential competition, market share, price erosion, and the inherent risk associated with biosimilar product development.
No deferred tax asset is recognized on tax losses arising in Luxembourg as their recoverability is unlikely to be realized.
A net deferred tax asset of $296.5 million and $309.8 million is recognized as of 31 December 2024 and 2023, respectively.

Notes to the Consolidated Financial Statements

These tax losses expire as follows:

2025-2027	118,340
2028-2030	392,857
Later	969,441
Indefinite	—
Total	1,480,638
As of 31 December 2024, the Group has total unused tax losses of $1,480.6 million which is comprised of $1,439.4 million of accumulated tax losses in Iceland and $41.2 million accumulated tax losses in Luxembourg.

11.      Loss per share
Basic loss per share is computed by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period.
Diluted loss per share is computed by adjusting the calculation of basic loss per share for the effects of dilutive potential ordinary shares from financial instruments that may be converted or exercised into ordinary shares of the Group. For the years ended 31 December 2024, 2023, and 2022, 31,432,382, 86,745,377 and 148,857,998, respectively, potential ordinary shares pursuant to the RSUs, Senior Bond Warrants, Aztiq Convertible Bond, 2022 Convertible Bonds, OACB Warrants, Predecessor Earn Out Shares, and OACB Earn Out Shares (as defined and discussed in Notes 21 and 27) were excluded in the calculation of diluted loss per share, since the effect of doing so would result in a reduction of loss per share and thus be antidilutive.
The calculation of basic and diluted loss per share for the years ended 31 December 2024, 2023, and 2022 is as follows (in thousands, except for share and per share amounts):

	2024	2023	2022
Earnings
Loss for the year	(231,864)	(551,731)	(513,580)
Number of shares
Weighted average number of ordinary shares outstanding	267,924,570	227,256,469	197,721,710
Basic and diluted loss per share	(0.87)	(2.43)	(2.60)

Notes to the Consolidated Financial Statements

12.      Property, plant and equipment
Property, plant and equipment consists of facility, facility equipment, furniture, fixtures and leasehold improvements, and computer equipment. Movements within property, plant and equipment during the years ended 31 December 2024 and 2023 are as follows:

	Facility	Facility Equipment	Furniture, fixtures and leasehold improvements	Computer equipment	Total
Cost
Balance at 1 January 2024	115,000	176,718	10,878	2,312	304,908
Additions	—	61,633	3,517	98	65,248
Translation difference	—	(880)	(94)	(22)	(996)
Balance at 31 December 2024	115,000	237,471	14,301	2,388	369,160
Depreciation
Balance at 1 January 2024	3,234	59,497	3,815	1,583	68,129
Depreciation	2,875	13,189	776	265	17,105
Translation difference	—	(579)	(22)	(19)	(620)
Balance at 31 December 2024	6,109	72,107	4,569	1,829	84,614
Net carrying amount
Balance at 31 December 2024	108,891	165,364	9,732	559	284,546

	Facility	Facility Equipment	Furniture, fixtures and leasehold improvements	Computer equipment	Total
Cost
Balance at 1 January 2023	115,000	145,150	9,598	1,959	271,707
Reclassification of assets	—	2,771	(112)	(7)	2,652
Additions	—	29,351	1,500	518	31,369
Disposals	—	(1,233)	(23)	(136)	(1,392)
Translation difference	—	679	(85)	(22)	572
Balance at 31 December 2023	115,000	176,718	10,878	2,312	304,908
Depreciation
Balance at 1 January 2023	359	46,002	3,233	1,519	51,113
Reclassification of assets	—	3,330	(112)	(7)	3,211
Depreciation	2,875	10,572	676	230	14,353
Disposals	—	(737)	(22)	(136)	(895)
Translation difference	—	330	40	(23)	347
Balance at 31 December 2023	3,234	59,497	3,815	1,583	68,129
Net carrying amount
Balance at 31 December 2023	111,766	117,221	7,063	729	236,779
On 12 December 2024 the Group entered into a settlement with Fasteignafélagið Eyjólfur hf. with respect to Alvotech hf.'s equipment located in the leased premises and operated by Alvotech hf., which had been acquired by Faseignafélagið Eyjólfur hf. This resulted in an amendment of the lease agreement (see Note 13). The settlement amount was $14.8 million.

Notes to the Consolidated Financial Statements

The Group pledged $284.5 million and $127.4 million of property, plant and equipment as collateral to secure bank loans with third parties as of 31 December 2024 and 2023, respectively.
13.      Leases
The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. The carrying amounts of the Group’s right-of-use assets and the movements during the years ended 31 December 2024 and 2023 are as follows:

	2024	2023
Right-of-use assets
Balance at 1 January	119,802	47,501
Adjustments for indexed leases	6,283	7,354
New leases	41,506	74,109
Cancelled leases	(476)	(139)
Remeasurement due to acquisition of equipment	(27,902)	—
Reclassification	—	(443)
Depreciation	(13,377)	(8,913)
Translation difference	(638)	333
Balance at 31 December	125,198	119,802

The Group entered into a lease agreement with Fasteignafélagið Eyjólfur hf. in April 2023 for a new facility in Iceland with remaining lease terms of approximately 14 years as of 31 December 2024. The building is 140,000 square feet. The construction was completed in 2024 and the final details are expected to be finalized in 2025. The lease amount is in substance fixed and is based on construction cost. On 12 December 2024 the Group entered into a settlement with Fasteignafélagið Eyjólfur hf. with respect to Alvotech hf.'s equipment located in the leased premises and operated by Alvotech hf., which had been acquired by Faseignafélagið Eyjólfur hf. This resulted in an amendment of the lease agreement which resulted in a partial termination of the right-of-use asset amounting to $27.9 million and remeasurement of the lease liability reducing the liability by $28.3 million. The Group recognized $0.4 million income due to this remeasurement in the consolidated statements of profit or loss and other comprehensive income or loss. The related right-of-use asset as of 31 December 2024 amounts to $78.7 million.

The Group’s right-of-use assets as of 31 December 2024 and 2023 are comprised of the following:

	2024	2023
Right-of-use assets
Facilities	117,931	110,692
Fleet	268	389
Equipment	6,999	8,721
	125,198	119,802

Notes to the Consolidated Financial Statements

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the years ended 31 December 2024 and 2023 are as follows:

	2024	2023
Lease liabilities
Balance at 1 January	115,315	40,532
Adjustments for indexed leases	6,325	7,405
New leases	41,584	72,882
Cancelled leases	(484)	(167)
Installment payments	(10,725)	(7,260)
Remeasurement due to acquisition of equipment	(28,252)	—
Foreign currency adjustment	(1,695)	1,932
Translation difference	(416)	(9)
Balance at 31 December	121,652	115,315
Current liabilities	(9,515)	(9,683)
Non-current liabilities	112,137	105,632
The amounts recognized in the consolidated statements of profit or loss and other comprehensive income or loss during the years ended 31 December 2024, 2023, and 2022 in relation to the Group’s lease arrangements are as follows:

	2024	2023	2022
Depreciation expense from right-of-use assets
Facilities	(11,922)	(7,631)	(9,423)
Fleet	(161)	(180)	(119)
Equipment	(1,294)	(1,102)	(327)
Total depreciation expense from right-of-use assets	(13,377)	(8,913)	(9,869)
Interest expense on lease liabilities	(6,614)	(3,840)	(6,022)
Foreign currency difference on lease liability	(1,695)	(1,932)	11,682
Gain/(loss) from extinguishment of lease agreement	375	(28)	(3,859)
Total amount recognized in profit and loss	(21,311)	(14,713)	(8,068)
The maturity analysis of undiscounted lease payments as of 31 December 2024 and 2023 is as follows:

	2024	2023
Less than one year	16,731	14,637
One to five years	58,722	51,053
Thereafter	101,703	89,682
	177,156	155,372
The Group’s lease liabilities as of 31 December 2024 and 2023 do not include short-term leases and low value leases. During these years the Group expensed $0.2 million and $0.7 million, respectively, in relation to such leases.

Notes to the Consolidated Financial Statements

14.      Goodwill
The Group’s goodwill balances as of 31 December 2024 and 2023 are as follows:

	2024	2023
Balance as of 1 January	12,058	11,643
Translation difference	(728)	415
Balance as of 31 December	11,330	12,058
Goodwill is recognized at the Group level and allocated to group of cash-generating units, which represents the lowest level at which goodwill is monitored. The recoverable amount of the cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on the financial forecast for the period 2025-2030 which reflect the recent business developments of the Group and has been approved by management and the Board of Directors. The Group determined that the terminal growth rate and the discount rate are the key assumptions used in determining the current estimate of value in use.
Cash flows beyond 2031 have been extrapolated using a negative 5% terminal rate in both the 2024 and 2023 value in use calculations, respectively. A discount rate of 24.3% (2023: 25.0%) per annum was used in determining the current estimate of value in use. Since the recoverable amount of the cash-generating unit was substantially in excess of its carrying amount as of 31 December 2024 and 2023, management believes that any reasonably possible change in the key assumptions on which the recoverable amount of the cash-generating unit is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.
There were no goodwill impairment charges recognized in the consolidated statements of profit or loss and other comprehensive income or loss in any prior periods.
15.      Other Intangible assets
Other intangible assets consist of software, customer relationships, and licensed intellectual property rights. Movements in intangible assets during the years ended 31 December 2024 and 2023 are as follows:

	Software	Customer relationships	Intellectual property rights	Total
Cost
Balance at 1 January 2024	17,073	2,271	6,000	25,344
Additions	2,409	—	—	2,409
Translation difference	(248)	(137)	—	(385)
Balance at 31 December 2024	19,234	2,134	6,000	27,368
Amortization
Balance at 1 January 2024	3,997	2,271	—	6,268
Amortization	819	—	—	819
Translation difference	(203)	(137)	—	(340)
Balance at 31 December 2024	4,613	2,134	—	6,747
Net carrying amount
Balance at 31 December 2024	14,621	—	6,000	20,621
Additions during the year ended 31 December 2024 were primarily the implementation of our new SAP system.

Notes to the Consolidated Financial Statements

	Software	Customer relationships	Intellectual property rights	Total
Cost
Balance at 1 January 2023	13,684	2,181	15,000	30,865
Reclassification of assets	1,002	—	—	1,002
Additions	4,094	—	6,000	10,094
Impairment	(1,779)	—	—	(1,779)
Retirement	—	—	(15,000)	(15,000)
Translation difference	72	90	—	162
Balance at 31 December 2023	17,073	2,271	6,000	25,344
Amortization
Balance at 1 January 2023	3,343	1,870	—	5,213
Amortization	626	318	—	944
Translation difference	28	83	—	111
Balance at 31 December 2023	3,997	2,271	—	6,268
Net carrying amount
Balance at 31 December 2023	13,076	—	6,000	19,076
Additions during the year ended 31 December 2023 were primarily comprised of licensed intellectual property rights from Kashiv as detailed below.
Expense for amortization of the Group’s intangible assets is included within the consolidated statements of profit or loss and other comprehensive income or loss as follows:

	2024	2023	2022
Cost of product revenue	—	318	471
Research and development expenses	21	8	—
General and administrative expenses	798	618	262
	819	944	733
At 31 December 2024 the Group performed a review of its intangible assets and determined that there was no impairment in 2024. At 31 December 2023 and 2022, the Group determined certain software development had been abandoned. In assessing recoverable amount, the Group determined the market for resale was non-existent. Management therefore determined to fully impair the assets, resulting in an impairment charge of $1.8 million and $2.8 million during the years ended 31 December 2023 and 2022, respectively. The impairment charge for the year ended 31 December 2023 was recognized as an expense within “General and administrative expense”. For the year ended 31 December 2022, the impairment was recognized as an expense as follows: $2.1 million in "Cost of product revenue" and $0.7 million in "General and administrative expense".
At 31 December 2023, following the termination of the agreement with Biosana, the Group derecognized $15.0 million of other intangible assets relating to intellectual property rights for the co-development and commercialization of AVT23. A corresponding receivable was recognized to reflect the claim against Biosana (see Note 18 for further information).
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

Notes to the Consolidated Financial Statements

of AVT23. The agreement terminates 10 years after the launch of AVT23 and is subject to certain customary termination rights.
16.      Cash and cash equivalents
Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as of 31 December 2024 and 31 December 2023 are as follows:

	31 December 2024	31 December 2023
Cash and cash equivalents denominated in US dollars	36,930	1,466
Cash and cash equivalents denominated in other currencies	14,498	9,691
	51,428	11,157
Restricted cash
Restricted cash relates to cash that may only be used pursuant to certain of the Group’s borrowing arrangements (see note 21). Therefore, these deposits are not available for general use by the Group. Movements in restricted cash balances during the years ended 31 December 2024 and 31 December 2023 are as follows:

	31 December 2024	31 December 2023
Balance at 1 January	26,132	25,187
Interest income	740	945
Release during the period	(26,872)	—
Balance at 31 December	—	26,132

17.      Inventories
The Group’s inventory balances as of 31 December 2024 and 31 December 2023 are as follows:

	31 December 2024	31 December 2023
Raw materials and supplies	53,566	51,524
Work in progress	81,243	33,068
Finished goods	—	244
Inventory reserves	(6,920)	(10,403)
Total Balance	127,889	74,433
The increase in inventory from 31 December 2023 to 31 December 2024 is due to the expansion of the commercial launch of certain of the Group’s biosimilar products.
The Group recognized $117.9 million and $42.8 million within cost of goods sold during the years ended 31 December 2024 and 2023, respectively.
During the years ended 31 December 2024, 2023, and 2022, write-down of inventories amounted to $6.9 million, $10.4 million, and $2.1 million, respectively, due to product expiration and results from quality control inspections.
There was a reversal of inventory write-downs of $8.9 million during the year ended 31 December 2024. There were no reversals of inventory write-downs during the years ended 31 December 2023, and 2022.

Notes to the Consolidated Financial Statements

18.      Other current assets
The composition of other current assets as of 31 December 2024 and 31 December 2023 is as follows:

	31 December 2024	31 December 2023
Value-added tax	17,719	8,801
Prepaid expenses	23,984	22,035
Proceeds receivable from sale of joint venture (Note 26)	5,950	—
Other short-term receivables	411	1,035
	48,064	31,871
During the year 2023, the Group terminated the co-development agreement with Biosana for AVT23 and derecognized $15.0 million of other intangible assets and $3.5 million of prepaid development costs. A receivable of $18.5 million was recognized under other current assets which was fully reserved due to the uncertainty that it would be collected. In 2024, the Group collected $1.1 million of the receivable, which was recognized through profit and loss during the year.
19.      Share capital
Share capital and share premium of the Group’s Ordinary Shares issued as of 31 December 2024, and 2023 are as follows (in thousands, except for share amounts):

	2024		2023
	Shares	Share capital and share premium	Shares	Share capital and share premium
Ordinary Shares	301,805,677	2,009,884	266,821,844	1,231,969
Total share capital and share premium	301,805,677	2,009,884	266,821,844	1,231,969

The authorised capital, excluding the share capital, is set at $59.0 million, consisting of 5,901,355,465 shares, each having a nominal value of $0.01.
On 26 February 2024, Alvotech announced it had received and accepted an offer from investors outside the U.S. for the sale of 10,127,132 Ordinary Shares, for an approximate gross value of $166 million, at a purchase price of $16.41 per share, or ISK 2,250, at the foreign exchange rate on 23 February 2024. The shares were to be delivered to investors from previously issued treasury shares held by Alvotech´s subsidiary Alvotech Manco. As of 31 December 2024, the settlement of the sale offers resulted in 9,213,333 Ordinary Shares delivered to investors upon the payment of $150.5 million, the net proceeds of the transaction totaling $144 million.
The Company announced in June 2024 that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Similarly, some holders of the Aztiq Convertible Bonds decided to exercise similar conversion right into ordinary shares at the same conversion price. Based on the current exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $220.7 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds and the Aztiq Convertible Bonds that did not exercise their right to conversion, obtained repayment from the Group in July 2024, upon the closing of the Secured Loan Facility of $965.0 million.

Notes to the Consolidated Financial Statements

Movements in the Group’s Ordinary shares, share capital and share premium during the years ended 31 December 2024, 2023, and 2022 are as follows (in thousands, except for share amounts):

	Ordinary Shares	Predecessor Ordinary Shares	Share capital	Share premium	Total
Balance at 1 January 2022		13,481,799	135	1,000,118	1,000,253
Elimination of Predecessor Ordinary Shares (Note 1.1)	—	(13,481,799)	(135)	135	—
Issuance of Ordinary Shares (Note 1.1)	186,576,505	—	1,866	63,169	65,035
PIPE Financing (Note 1.1)	17,493,000	—	175	174,755	174,930
Transaction costs arising on share issue	—	—	—	(5,562)	(5,562)
Predecessor Earn Out Shares (Note 1.1)	38,330,000	—	—	(227,500)	(227,500)
OACB Earn Out Shares (Note 1.1)	1,250,000	—	—	(9,100)	(9,100)
SARs Settlement	3,510,582	—	35	30,267	30,302
Settlement of related party loans with Ordinary Shares	5,000,000	—	50	32,150	32,200
Balance at 31 December 2022	252,160,087	—	2,126	1,058,432	1,060,558
Capital contribution	11,834,061	—	118	132,618	132,736
Vested earn-out shares	—	—	6	8,300	8,306
Penny warrants (Note 27)	2,479,962	—	25	27,159	27,184
Public warrants (Note 27)	553,552	—	6	7,612	7,618
Settlement of RSUs with shares (Note 22)	838,919	—	8	5,095	5,103
Settlement of SARs with shares	(1,044,737)	—	(10)	(9,526)	(9,536)
Balance at 31 December 2023	266,821,844	—	2,279	1,229,690	1,231,969
Capital contribution	9,213,333	—	92	144,547	144,639
Vested earn-out shares	—	—	198	310,703	310,901
Penny warrants (Note 27)	1,718,845	—	17	24,293	24,310
Public warrants (Note 27)	419,660	—	4	6,691	6,695
Settlement of RSUs with shares (Note 22)	1,549,290	—	15	5,890	5,905
Settlement of options with shares	9,127	—	0	105	105
Conversion of convertible bonds (Note 21)	22,073,578	—	221	285,139	285,360
Balance at 31 December 2024	301,805,677	—	2,826	2,007,058	2,009,884
No dividends were paid or declared during the years ended 31 December 2024, 2023, and 2022.
At 31 December 2024 and 2023 Alvotech Manco ehf., a subsidiary of Alvotech hf., owned 22,995,363 and 22,905,618 Ordinary Shares in Alvotech. Such shares are intended for the future issuance of Ordinary Shares under the Management Incentive Plan and other equity offerings.
20.      Other reserves
The composition of other reserves as of 31 December 2024 and 2023 is as follows:

	2024	2023
Equity component of convertible bonds	—	21,391
Share based payments	17,272	21,520
	17,272	42,911

Notes to the Consolidated Financial Statements

21.      Borrowings
The Group’s debt consists of interest-bearing borrowings from financial institutions and third parties. Outstanding borrowings, net of transaction costs and debt discounts, presented on the consolidated statements of financial position as current and non-current as of 31 December 2024 and 31 December 2023 are as follows:

	31 December 2024	31 December 2023
Senior Bonds	—	549,411
2022 Convertible Bonds	—	155,914
Aztiq Convertible Bonds	—	80,663
Alvogen Facility	—	76,556
Senior Secured First Lien Term Loan Facility	990,744	—
Other borrowings	77,840	97,615
Total outstanding borrowings, net of debt issue costs	1,068,584	960,159
Less: current portion of borrowings	(32,702)	(38,025)
Total non-current borrowings	1,035,882	922,134
Senior Secured First Lien Term Loan Facility
On 7 June 2024, the Company entered into a $965.0 million senior secured first lien term loan facility, enabling the Company to improve cost of capital, address upcoming debt maturities in 2025 and add incremental cash to the statement of financial position. Upon the closing of the Secured Loan Facility, the Company was required to settle its existing debt obligations.
On 10 July 2024, the Company closed its previously executed Secured Loan Facility. The closing has allowed Alvotech to refinance outstanding debt obligations on 10 July 2024 and 11 July 2024, reducing the cost of capital and improving its overall debt maturity profile. The Secured Loan Facility, for $965.0 million in aggregate principal amount, matures in July 2029. The first tranche is a first lien $900.0 million term loan which bears an interest rate of SOFR plus 6.5% per annum (the "First Tranche Facility"). The second tranche is a $65.0 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum (the "Second Tranche Facility"). This resulted in the concurrent settlement of its existing debt obligations as described below.
The refinancing resulted in net cash proceeds of $140.5 million after transaction costs paid of $32.6 million. The Group has pledged key assets, including trade receivables, inventory, bank accounts, equity interests in its subsidiaries, intellectual property, equipment (1st lien pledge), and the manufacturing facility (2nd lien pledge) as collateral to secure the Secured Loan Facility.

Under the terms of the Secured Loan Facility, the First Tranche Facility includes payments of 0.25% of aggregated principal amount at the closing date that are due quarterly with a final maturity in July 2029 and the Group can elect payment-in-kind interest for any quarterly payment due on or before 30 June 2025, provided that if such election is made, the annual interest rate will increased by 0.75%. The Second Tranche Facility is a bullet loan with a final maturity in July 2029 and payment-in-kind interest.

The Group has the option, at any time, to prepay all or any part of the First Tranche Facility in exchange for the payment of the redemption premium pursuant to the terms of the Secured Loan Facility agreement at the time of such prepayment. The Group can elect to prepay the Second Tranche Facility once the First Tranche Facility has been repaid in full.
The Group is in compliance with all representations and non-financial covenants required by the Secured Loan Facility agreement.
As of 31 December 2024, the carrying amount of the Secured Loan Facility is $990.7 million.

Notes to the Consolidated Financial Statements

Conversion of the 2022 Convertible Bonds and the Aztiq Convertible Bonds
On 26 June 2024, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Similarly, some holders of the Aztiq Convertible Bonds decided to exercise similar conversion right into ordinary shares at the same conversion price. Based on the transaction date exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $220.7 million of aggregate value of these bonds with accrued interests. The holders of the 2022 Convertible Bonds and the Aztiq Convertible Bonds that did not exercise their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Secured Loan Facility.
A loss on extinguishment of financial liabilities of $58.3 million related to the conversion of existing debt obligations was recorded during the year ended 31 December 2024, including the following:
•Conversion of all the Tranche A and some of the Tranche B of the 2022 Convertible Bonds with a principal value of $195.2 million, and $0.6 million of accrued interest, resulting in a loss on extinguishment of $56.3 million; and
•Conversion of some of the Aztiq Convertible Bonds with a principal value of $24.5 million, and $0.4 million of accrued interest, resulting in a loss on extinguishment of $2.0 million.
Refinancing of existing debt obligations
As described above, the Company refinanced its outstanding debt obligations following the close of the Secured Loan Facility. This resulted in the extinguishment of the Senior Bonds, the Alvogen Facility, and a portion of other outstanding borrowings.
A loss on extinguishment of financial liabilities of $10.7 million related to the refinancing of existing debt obligations was recorded during the year ended 31 December 2024, including the following:
•Repayment of the Senior Bonds with a principal value of $550.8 million, and $4.7 million of accrued interest, resulting in a loss on extinguishment of $1 million;
•Repayment of the unconverted 2022 Convertible Bonds with a principal value of $43.7 million, and $0.5 million of accrued interest, resulting in a loss on extinguishment of $2.9 million; and
•Repayment of the unconverted Aztiq Convertible Bonds with a principal value of $72.4 million, and $1.0 million of accrued interest, resulting in a loss on extinguishment of $6.8 million.
Facility loans
The Group assumed the Facility loans as part of the asset acquisition for the manufacturing facility in Reykjavik. On 9 December 2022, the Group extinguished the assumed loans from Arion banki hf., with an outstanding balance of $30.9 million, with two new loans from Landsbankinn hf. for $48.8 million, with variable interest rate. The refinancing resulted in net cash proceeds of $17.2 million after transaction costs paid. The Group has pledged the facility as collateral to secure these loans (1st lien pledge), as further described in Note 12.

These two loans were denominated in Icelandic Krona and included a conversion clause to convert them into USD. The conversion of these two loans took place in March 2023.

Under the terms of the loan agreements after conversion, the first loan includes annuity payments that are due monthly with a final maturity in December 2029 and a variable interest rate of SOFR plus a margin of 4.75%. The second loan is a bullet loan with a final maturity in December 2027 and a variable interest rate of SOFR plus a margin of 3.75%

Notes to the Consolidated Financial Statements

The Group determined that conversion to USD of the two loans was a substantial modification to loan agreements and accounted for the transaction as an extinguishment. No gain or loss was recognized as part of the extinguishment.
As part of securing the Secured Loan Facility in June 2024, the two loans have been merged into one loan with annuity payments that is due monthly with a final maturity in February 2030 and a variable interest rate of SOFR plus a margin of 4.05%.
As of 31 December 2024, the carrying amount of the Facility loans is $45.8 million, compared to $48.5 million as of 31 December 2023.
Other borrowings
On 22 February 2022, the Group entered into a credit facility agreement with Landsbankinn hf., which was amended in July 2024, with the ability to draw down an amount up to $18.3 million. The credit facility is in place to help finance equipment purchases in the future. Per the terms of the credit facility, the agreement expires on 1 September 2025 and the borrowings have a variable interest rate of USD SOFR plus a margin of 4.95%. As of 31 December 2024, the outstanding balance on the credit facility was $18.3 million, compared to $7.8 million as of 31 December 2023.
On 22 February 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $3.2 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in February 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2024, the outstanding balance on the loan was $2.2 million, compared to $2.5 million as of 31 December 2023.
On 5 August 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $1.8 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in February 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2024, the outstanding balance on the loan was $1.3 million, compared to $1.6 million as of 31 December 2023.
On 4 August 2023, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $11.5 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in July 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2024, the outstanding balance on the loan was $9.7 million, compared to $11.0 million as of 31 December 2023.
The Group is in compliance with all representations and non-financial covenants required by these agreements. In addition, the Group has pledged equipment as collateral to secure these borrowings, as further described in Note 12.

Notes to the Consolidated Financial Statements

Movements in the Group’s outstanding borrowings during the year ended 31 December 2024 are as follows:

2024
Borrowings, net at 1 January	960,159
Recognition of deferred debt issue costs	(32,601)
Accretion/derecognition of borrowings discount	13,127
Loss on extinguishment	69,047
Proceeds from new borrowings	1,064,958
Bonds converted to equity	(220,736)
Repayments of borrowings	(874,412)
Accrued interest	88,206
Amortization of deferred debt issue costs	3,614
Foreign currency exchange difference	(2,777)
Borrowings, net at 31 December	1,068,584
The table below details the changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated cash flow statement as cash flows from financing activities.

	1 January 2024	Financing Cash flows (a)	Capitalized loan cost changes	Fair value changes, including accretion	Other changes (b)	Foreign exchange impact	Conversion to equity	31 December 2024
2022 Convertible Bonds and Aztiq Convertible Bonds	236,577	(116,108)	761	80,829	21,454	(2,777)	(220,736)	—
Senior Bonds	549,411	(550,755)	—	1,344	—	—	—	—
Senior Secured First Lien Term Loan Facility	—	927,899	2,852		59,993			990,744
Other borrowings	97,615	(19,760)	—	—	(15)	—	—	77,840
Alvogen Facility	76,556	(83,330)	—	—	6,773	—	—	—
Borrowings, net	960,159	157,945	3,614	82,174	88,205	(2,777)		1,068,584
(a)This represents the proceeds from the Secured Loan Facility and the repayments of the existing borrowings in the cash flow statement as described above.
(b)Other changes include interest accruals and effects of interest payments including $60 million PIK interest from the Secured Loan Facility and $15.1 million of PIK interest converted to equity following the settlement of existing debt obligations.

	1 January 2023	Financing Cash flows (a)	Capitalized loan cost changes	Fair value changes, including accretion	Other changes (b)	Foreign exchange impact	31 December 2023
2022 Convertible Bonds and Aztiq Convertible Bonds	98,234	145,358	1,657	(36,071)	27,603	(204)	236,577
Senior Bonds	530,506	—	—	888	18,017	—	549,411
Other borrowings	71,242	25,102	—	—	(8)	1,279	97,615
Alvogen Facility	64,588	—	—	—	11,968	—	76,556
Borrowings, net	764,570	170,460	1,657	(35,183)	57,580	1,075	960,159
(a)The cash flows from bank loans, loans from related parties and other borrowings make up the net amount of proceeds from borrowings and repayments of borrowings in the cash flow statement.
(b)Other changes include interest accruals and payments.

Notes to the Consolidated Financial Statements

The weighted-average interest rates of outstanding borrowings for the years ended 31 December 2024 and 31 December 2023 are 12.4% and 12.73%, respectively.
Contractual maturities of principal amounts on the Group’s outstanding borrowings as of 31 December 2024 are as follows:

31 December 2024
Within one year	32,702
Within two years	14,590
Within three years	14,784
Within four years	14,996
Thereafter	992,539
1,069,611
22.      Share-based payments
On 1 December 2022, the Remuneration Committee authorized and the Group granted RSUs to employees, executives, and directors, granting rights to Ordinary Shares once vesting conditions are met. Compensation expense for RSUs is determined based upon the market price of the Ordinary Shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a 1 to 4-year period, with a 1-year cliff vesting period and either subsequent monthly vesting or annual vesting, resulting from participants completing a service condition. Movements in RSUs during the years ended 31 December 2024 and 2023 are as follows:

	2024		2023
	RSUs	Weighted Average Fair Value	RSUs	Weighted Average Fair Value
Outstanding at 1 January	3,745,781	$7.04	6,979,482	$6.72
New grants during the period	673,425	$11.66	820,602	$8.79
Forfeited during the period	(589,482)	$7.98	(1,587,929)	$7.11
Vested during the period	(1,487,906)	$6.99	(2,466,374)	$6.67
Outstanding at 31 December	2,341,818	$8.17	3,745,781	$7.04
The Group recognized $7.6 million and $18.0 million of share-based payment expense during the years ended 31 December 2024 and 2023, respectively, as follows:

	2024	2023
Cost of product revenue	941	3,319
Research and development expenses	1,879	3,991
General and administrative expenses	4,806	10,723
	7,626	18,033
23.      Litigation
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

Notes to the Consolidated Financial Statements

The Group incurred approximately $0.0 million, $0.0 million, and $8.7 million in legal expenses during the years ended 31 December 2024, 2023, and 2022, respectively, in preparation for, and/or in relation to, these litigations. Aside from this matter, the Group is not currently a party to any material litigation or similar matters.
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
Lease agreements with related parties

The Group entered into a lease agreement with Fasteignafelagid Eyjolfur hf. in April 2023 for a new facility in Iceland with remaining lease terms of approximately 14 years as of 31 December 2024. The building is 140,000 square feet. The construction was completed in 2024 and the final details are expected to be finalized in 2025. Lease liabilities as of 31 December 2024 amount to $80.6 million.
The Group entered into six separate lease agreements with Flóki Fasteignir ehf. in 2024 for apartment buildings in Iceland used for temporary housing of employees and third-party contractors. The remaining lease terms approximate 10 years, on average, as of 31 December 2024. Lease liabilities as of 31 December 2024 for the new leases amount to $1.5 million.
The Group entered into office sublease sharing agreement with Alvogen UK Ltd. in August 2023. The agreement was effective from 1 January 2023 and shall terminate upon the expiration or termination of the lease. The office is approximately 5,500 square feet and the group leases 30% of the premises, containing approximately 1,645 square feet of space. Lease liabilities as of 31 December 2024 amount to $0.5 million.
The Group entered into an art lease agreement with Flóki-Art ehf. in January 2023, as a result of the Share Purchase Agreement pursuant to which the Group rent pieces of art located in Sæmundargata 15-19, Reykjavik. The remaining lease term for the leased asset is 14 years as of 31 December 2024. Lease liabilities as of 31 December amount to $0.4 million.
The Group provides and receives certain support services through arrangements with Aztiq, Alvogen, and Adalvo Ltd. (Adalvo). Services provided to Alvogen consist of finance, administrative, legal and human resource services. Services received from Alvogen primarily consist of marketing, salary processing, and information technology support services. Services received from Adalvo primarily consist of legal, regulatory, supply chain management, and portfolio and market intelligence services.
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

Notes to the Consolidated Financial Statements

consolidated statements of financial position. The Group has not recorded bad debt provisions for its receivables from related parties.
Related party transactions as of 31 December 2024 are as follows:

	Purchases / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	9,754	—	—	—
ATP Holdings ehf. - Sister company (a)	4,926	—	—	—
Aztiq Consulting ehf. – Sister company	192	—	—	2
Flóki-Art ehf. - Sister company	52	—	—	410
Alvogen Iceland ehf. - Sister company	25	—	—	—
Alvogen ehf. - Sister company	—	132	18	—
Alvogen UK - Sister company	233	—	—	76
Alvogen Finance B.V. - Sister Company	565	—	—	—
Alvogen Inc. - Sister company	355	—	3	619
Adalvo Limited - Sister company	265	220	97	149
L41 ehf. - Sister company	53	—	—	—
Flóki Invest ehf - Sister company	696	32	—	60
Alvogen Spain SL - Sister company	—	—	—	14
Norwich Clinical Services Ltd - Sister company	906	—	—	177
Fasteignafélagið Eyjólfur ehf - Sister company	28,456	—	—	87,946
Flóki fasteignir ehf. - Sister company	2,300	—	—	10,937
	48,778	384	118	100,390
(a)The full amount of purchased service relates to interest expenses from long-term liabilities which have been extinguished (see Note 21).

Notes to the Consolidated Financial Statements

Related party transactions as of 31 December 2023 are as follows:

	Purchased service / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	11,968	—	—	76,556
ATP Holdings ehf. - Sister company (a)	9,193	—	—	49,560
Aztiq Consulting ehf. - Sister company	178	69	—	54
Flóki-Art ehf. - Sister company	88	—	—	422
Alvogen Iceland ehf. - Sister company	19	1	—	484
Alvogen ehf. - Sister company	—	152	16	—
Alvogen UK - Sister company	273	—	—	581
Alvogen Finance B.V. - Sister company	3,382	—	—	65
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	—	29	29	7,440
Lotus International Pte. Ltd. - Sister company	—	2	—	—
Alvogen Emerging Markets - Sister company	108	—	—	—
Alvogen Inc. - Sister company	305	—	—	284
Alvotech and CCHT Biopharmaceutical Co., Ltd. (c)	—	—	758	539
Adalvo Limited - Sister company	402	189	86	337
Adalvo UK - Sister company	—	49	—	—
Flóki Invest ehf. - Sister company	680	4	—	251
Floki Holdings S.à r.l. – Sister company	40	—	—	—
Alvogen Malta Sh. Services - Sister company	—	—	7	—
Alvogen Spain SL - Sister Company	14	—	—	15
Norwich Clinical Services Ltd - Sister company	642	—	—	170
Fasteignafélagið Eyjólfur ehf - Sister company (d)	3,807	102	—	69,732
Flóki fasteignir ehf. - Sister company	1,682	—	—	11,466
	32,781	597	896	217,956
(a)The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities including discount and accretion (see Note 21).
(b)Payables to Lotus Pharmaceuticals Co. Ltd. consists of an other current liability. This other current liability is presented as “Liabilities to related party” on the unaudited condensed consolidated interim statements of financial position.
(c)The amount receivable from Alvotech & CCHN Biopharmaceutical Co., Ltd. relates to amounts due for reference drugs used in research and development studies and certain consulting fees incurred by the Group.
(d)Refer to Note 13 for the details of the new lease.

Notes to the Consolidated Financial Statements

Related party transactions for the year ended 31 December 2022 are as follows:

	Purchased service / interest	Sold service
Alvogen Lux Holdings S.à r.l. – Sister company (a)	5,415	—
Aztiq Fjárfestingar ehf. (a)	216	—
Aztiq Consulting ehf. - Sister company	442	—
ATP Holdings ehf. - Sister company (a)	1,254	—
Fasteignafélagið Sæmundur hf. - Sister company	7,189	—
Fasteignafélagið Eyjólfur ehf - Sister company	—	196
Alvogen Iceland ehf. - Sister company	465	174
Alvogen ehf. - Sister company	—	68
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	—	3
Lotus International Pte. Ltd. - Sister company (b)	—	4
Alvogen Emerging Markets - Sister company	98	—
Alvogen Korea co. Ltd - Sister company	—	1
Alvogen Inc. - Sister company	585	266
Alvogen Malta Sh. Services - Sister company	603	—
Adalvo Limited - Sister company	1,218	106
Alvogen Spain SL - Sister Company	117	—
Norwich Clinical Services Ltd - Sister Company	301	—
Alvogen Pharma Pvt Ltd - Sister Company	1,159	—
Flóki fasteignir ehf. - Sister company	1,516	—
L41 ehf.	26	—
Lambhagavegur 7 ehf.	537	—
	21,141	818
(a)The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities (see Note 21).
(b)Lambhagavegur is no longer a related party as it was sold during the year ended 31 December 2023.

Commitments and guarantees
The Group does not have any contractual commitments with its related parties other than the receivables, loans and payables previously disclosed.
Key management personnel
At 31 December 2024 and 2023 there were no loans to the members of the Board of Directors and the CEO. In addition, there were no transactions carried out between the Group and members of the Board of Directors nor the CEO in the years ended 31 December 2024 and 2023. The Board of Directors’ remuneration is shown in the table below.

Notes to the Consolidated Financial Statements

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2024
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	156	—	183	1,163,422
Ann Merchant, Board Member	112	—	183	21,164
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Hjörleifur Pálsson, Board Member (from 7 June 2024)	41	—	—	2,350
Linda McGoldrick, Board Member	92	—	183	21,164
Lisa Graver, Board Member	68	—	183	21,164
Tomas Ekman, Board Member*	—	—	—	—
	469	—	732	1,229,264
*Waived their board compensation (both cash and equity)
**Direct share ownership

	2024
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Robert Wessman CEO	2,176	147	—	—
Other Executive Team Members (10)	5,332	362	125	13,844
	7,508	509	125	13,844

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2023
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	156	—	104	1,143,713
Ann Merchant, Board Member	113	—	104	10,582
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Linda McGoldrick, Board Member	81	—	104	10,582
Lisa Graver, Board Member	71	—	104	10,582
Tomas Ekman, Board Member*	—	—	—	—
	421	—	416	1,175,459
*Waived their board compensation (both cash and equity)
**Direct share ownership

	2023
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Robert Wessman CEO	1,491	26	—	—
Other Executive Team Members (9)	5,020	346	52	9,456
	6,511	372	52	9,456

Notes to the Consolidated Financial Statements

25.      Other current liabilities
The composition of other current liabilities as of 31 December 2024 and 31 December 2023 is as follows:

	31 December 2024	31 December 2023
Unpaid salary and salary related expenses	14,465	31,340
Accrued interest	428	3,333
Accrued vacation leave	6,631	6,075
Employee incentive plan	—	659
Accrued royalties	15,858	5,001
Accrued profit sharing	12,604	—
Accrued other expenses	9,418	16,312
	59,404	62,720
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

Name of entity	Place of business	Ownership interest		Carrying Amount
		2024	2023	2024	2023
Alvotech & CCHN Biopharmaceutical Co., Ltd.	China	—%	50%	—%	18,494
In June 2024, Alvotech hf. sold its share in the joint venture for a gross proceeds of $18.0 million (less $1.3 million in transaction costs). The sale resulted in a net loss of $3.0 million, including accumulated translation difference, recognized during the year ended 31 December 2024. The total gross proceeds was $18.0 million, and the unpaid portion of $6.0 million is classified as other short-term assets.

The following table provides the change in the Group’s interest in a joint venture during the years ended 31 December 2024 and 2023:

	2024	2023
Balance at 1 January	18,494	48,568
Share in losses	—	(7,153)
Sale of shares in joint venture	(18,494)	—
Translation difference	—	(1,402)
Balance at 31 December	—	18,494

Notes to the Consolidated Financial Statements

27.      Financial instruments
Accounting classification and carrying amounts
Financial assets as of 31 December 2024 and 2023, all of which are measured at amortized cost, are as follows:

	31 December 2024	31 December 2023
Cash and cash equivalents	51,428	11,157
Restricted cash	—	26,132
Trade receivables	160,217	41,292
Other current assets	6,361	1,035
Receivables from related parties	118	896
Other long-term assets	213	336
	218,337	80,848
Financial liabilities as of 31 December 2024 and 2023 are as follows:

	31 December 2024	31 December 2023
Borrowings (measured at amortized cost)	1,068,584	960,159
Derivative financial liabilities (measured at FVTPL)	210,224	520,553
Trade and other payables (measured at amortized cost)	67,126	80,563
Lease liabilities (measured at amortized cost)	121,652	115,315
Liabilities to related parties (measured at amortized cost)	8,465	9,851
Other current liabilities	58,903	61,873
	1,534,954	1,748,314

It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of, in 2024, the Secured Loan Facility, and, in 2023, the Senior Bonds, Aztiq Convertible Bond, 2022 Convertible Bonds, and Alvogen Facility, since any applicable interest receivable or payable is either close to current market rates or the instruments are short-term in nature. Material differences between the fair values and carrying amounts of these borrowings are identified as follows:

	31 December 2024
	Carrying Amount	Fair Value
Senior Secured First Lien Term Loan Facility	990,744	969,077
	990,744	969,077

	31 December 2023
	Carrying Amount	Fair Value
Senior Bonds	549,411	559,867
Aztiq Convertible Bond	80,663	84,756
2022 Convertible Bonds	155,914	217,419
Alvogen Facility	76,556	82,060
	862,544	944,102

Notes to the Consolidated Financial Statements

Fair value measurements
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured at fair value on a recurring basis as of 31 December 2024 and 31 December 2023:

	31 December 2024
	Level 1	Level 2	Level 3	Total
Predecessor Earn Out Shares	—	179,300	—	179,300
OACB Warrants	30,924	—	—	30,924
	30,924	179,300	—	210,224

	31 December 2023
	Level 1	Level 2	Level 3	Total
Senior Bond Warrants	19,715	—	—	19,715
Tranche A Conversion Feature	—	—	118,830	118,830
Predecessor Earn Out Shares	—	349,900	—	349,900
OACB Earn Out Shares	—	6,200	—	6,200
OACB Warrants	25,908	—	—	25,908
	45,623	356,100	118,830	520,553
The Group did not recognize any transfer of assets or liabilities between levels of the fair value hierarchy during the year ended 31 December 2024.
During the year ended 31 December 2024, Senior Bond Warrant holders elected to exercise their warrants. As a result, 1,718,845 Ordinary Shares were issued in exchange for the exercising of the penny warrants. The Company received an immaterial amount of cash and recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
The Tranche A Conversion Feature was extinguished upon the conversion of the Tranche A 2022 Convertible Bonds on 1 July 2024 (refer to Note 21 for further details).
In February 2024, the second tranche of OACB Earn Out Shares vested resulting in the issuance of 625,000 Ordinary Shares. The issuance of Ordinary Shares for the second tranche was accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
Predecessor Earn Out Shares
In February 2024, the first tranche of Predecessor Earn Out Shares vested resulting in the issuance of 19,165,000 Ordinary Shares. The issuance of Ordinary Shares for the first tranche was accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
The Predecessor Earn Out Shares had a fair value of $179.3 million as of 31 December 2024, resulting in $130.5 million of finance costs for the year ended 31 December 2024.
The fair value of the Predecessor Earn Out Shares was determined using Monte Carlo analysis that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the

Notes to the Consolidated Financial Statements

instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.
The following table presents the assumptions and inputs that were used for the model in valuing the Predecessor Earn Out Shares:

	31 December 2024	31 December 2023
Number of shares	19,165,000	38,330,000
Share price	$13.23	$11.48
Volatility rate	52.0%	55.0%
Risk-free rate	4.26%	3.97%
OACB Warrants
During the year ended 31 December 2024, holders of the OACB Warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one Ordinary Share per warrant. The exercises resulted in the issuance of 419,660 Ordinary Shares and cash proceeds of $4.8 million. The Company recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
The OACB warrants had a fair value of $30.9 million as of 31 December 2024. The fair value of the warrants was derived from the publicly quoted trading price at the valuation date. The change in fair value of the OACB Warrants resulted in $6.9 million of finance costs for the year ended 31 December 2024.
Capital management
The capital structure of the Group consists of equity, debt and cash. For the foreseeable future, the Board of Directors will maintain a capital structure that supports the Group’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing the financial risks of the Group, as further described below. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2024 and 2023.
Financial risk management
The Group’s corporate treasury function provides services across the organization, coordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the Group’s operations through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including interest rate risk and foreign currency risk), credit risk and liquidity risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of fluctuations in market interest rates primarily relates to the cash in bank and borrowings that are subject to floating interest rates.
The following table provides an interest rate sensitivity analysis for the effect on loss before tax. The analysis assumes that all other variables, such as foreign currency exchange rates, remain constant.

	2024	2023
Variable-rate financial instruments +100	(9,873)	(89)
Variable-rate financial instruments -100	9,873	89

Notes to the Consolidated Financial Statements

Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group uses the U.S. dollar as its reporting currency and conducts business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily in European, Icelandic and UK market currencies, as well as in the Swiss franc.
Below are the foreign currencies that have the most significant impact on the Group’s operations.

	Closing rate		Average rate		Change
	2024	2023	2024	2023
EUR	1.038	1.105	1.082	1.091	(6.0%)
GBP	1.251	1.275	1.278	1.266	(1.8%)
ISK	0.007	0.007	0.007	0.007	(2.0%)
CHF	1.103	1.188	1.136	1.156	(7.2%)
INR	0.012	0.012	0.012	0.012	(2.6%)
The Group’s assets and liabilities that are denominated in foreign currencies as of 31 December 2024 are as follows:

	Assets	Liabilities	Net assets
EUR	49,968	23,847	26,121
GBP	315	3,669	(3,354)
ISK	3,162	154,048	(150,886)
CHF	2,522	2,837	(315)
INR	881	536	345
The Group’s assets and liabilities that are denominated in foreign currencies as of 31 December 2023 are as follows:

	Assets	Liabilities	Net assets
EUR	36,568	46,303	(9,735)
GBP	69	3,479	(3,410)
ISK	3,247	144,812	(141,565)
CHF	335	7,488	(7,153)
INR	167	536	(369)
A reasonable possible strengthening or weakening of the Group’s significant foreign currencies against the U.S. dollar would affect the measurement of financial instruments denominated in a foreign currency and affect profit or loss and equity by the amount shown in the sensitivity analysis table below. The analysis assumes that all other variables, such as interest rates, remain constant.

	EUR	GBP	ISK	CHF	INR
Year ended 31 December 2024
-10% weakening	(2,612)	335	15,089	32	(35)
+ 10% strengthening	2,612	(335)	(15,089)	(32)	35
Year ended 31 December 2023
-10% weakening	(974)	(341)	(14,156)	(715)	(37)
+ 10% strengthening	974	341	14,156	715	37

Notes to the Consolidated Financial Statements

Credit risk
Credit risk is the risk that a counterparty will not fulfill its contractual obligations under a financial instrument contract, leading to a financial loss for the Group. The maximum credit risk exposure for the Group’s financial assets as of 31 December 2024 and 2023 is as follows:

	2024	2023
Cash and cash equivalents	51,428	11,157
Restricted cash	—	26,132
Trade receivables	160,217	41,292
Other assets	6,692	2,267
	218,337	80,848
The Group’s cash and cash equivalents are deposited with high-quality financial institutions. Management believes these financial institutions are financially sound and, accordingly, that minimal credit risk exists. The Group has not experienced any losses on its deposits of cash and cash equivalents and restricted cash yet monitors the credit rating of these financial institutions on a periodic basis.
Other assets primarily consist of other current assets, as described in Note 18, and contract assets recognized in connection with the Group’s performance pursuant to its contracts with customers, all of which are large multinational pharmaceutical companies. In 2023, the Group recognized a receivable of $18.5 million in other current assets following the termination of the co-development agreement with Biosana which was fully reserved as of 31 December 2023 due to the uncertainty of its collection (see Note 18). In 2024, the Group collected $1.1 million of the receivable, which was recognized through profit and loss during the year. There are no other significant amounts past due as of 31 December 2024 and 2023 and the Group concludes that any expected credit losses with respect to these assets, except as described above, is immaterial.
Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.
Contractual maturities of financial assets and liabilities as of 31 December 2024 are as follows:

	Within one year	One to two years	Thereafter	Total
Financial assets
Non-interest bearing	166,696	—	—	166,696
Variable-interest bearing	51,428	213	—	51,641
Total financial assets	218,124	213	—	218,337
Financial liabilities
Non-interest bearing	126,029	—	—	126,029
Derivative liabilities	—	210,224	—	210,224
Variable-interest bearing - Borrowings	75,235	127,313	1,470,805	1,673,353
Total financial liabilities	201,264	337,537	1,470,805	2,009,606

Notes to the Consolidated Financial Statements

Contractual maturities of financial assets and liabilities as of 31 December 2023 are as follows:

	Within one year	One to two years	Thereafter	Total
Financial assets
Non-interest bearing	43,223	—	—	43,223
Variable-interest bearing	11,157	—	26,468	37,625
Total financial assets	54,380	—	26,468	80,848
Financial liabilities
Non-interest bearing	142,436	—	—	142,436
Fixed-interest bearing - Borrowings	66,309	1,101,185	—	1,167,494
Derivative liabilities	—	520,553	—	520,553
Variable-interest bearing - Borrowings	44,995	10,198	65,826	121,019
Total financial liabilities	253,740	1,631,936	65,826	1,951,502
Refer to Note 13 for the maturity analysis of the Group’s undiscounted lease payments.

28.      Supplemental cash flow information
Supplement cash flow information as of 31 December 2024, 2023, and 2022 is included below. (see Note 21 for non-cash movements in borrowings).

Non-cash investing and financing activities	2024	2023	2022
Acquisition of property, plant and equipment in trade payables and other current liabilities	13,917	2,266	4,131
Acquisition of intangibles in trade payables and other current liabilities	—	930	4,075
Right-of-use assets obtained through new leases	41,506	74,109	9,583
Sale of joint venture	5,950	—	—
Settlement of borrowings through refinancing	118,330	—	—
Settlement of transaction cost through refinancing	28,365	—	—
Equity issued through conversion of borrowings	263,969	—	32,200
Settlement of RSUs with shares	5,076	678	—
Settlement of SARs with shares	—	13,767	—
Purchase of Facility through Aztiq Convertible Bond	—	—	115,005
Non-cash issuance of Aztiq Convertible Bond	—	—	80,000

Notes to the Consolidated Financial Statements

29.      Subsequent events
The Group evaluated subsequent events through 26 March 2025, the date that the consolidated financial statements were available to be issued.
On 27 January 2025, the Company announced filing acceptance of U.S. Biologics License Applications (BLA) for AVT05, a proposed biosimilar to Simponi and Simponi Aria (golimumab). The FDA review process for these applications is anticipated to be completed in the fourth quarter of 2025.
On 18 February 2025, the Company announced that the FDA has accepted for review a BLA for AVT06, Alvotech’s proposed biosimilar to Eylea (aflibercept), a biologic used to treat eye disorders, including diseases which can lead to vision loss or blindness. The process to obtain regulatory approval is anticipated to be completed in the fourth quarter of 2025.
On 21 February 2025, the Company announced the availability of SELARSDI (ustekinumab) injection in the U.S., a biosimilar to Stelara (ustekinumab), for the treatment of psoriatic arthritis, plaque psoriasis, Crohn’s disease, ulcerative colitis, pediatric plaque psoriasis and pediatric psoriatic arthritis.
On 18 March 2025, the Company announced the FDA acceptance of BLA for AVT03, a proposed biosimilar to Prolia and Xgeva (denosumab).
On 20 March 2025, the Company announced the acquisition of Xbrane Biopharma AB's ("Xbrane") research and development operations and a biosimilar candidate, further expanding the Company's development capabilities, and establishing a footprint in the Swedish life science sector. Xbrane retains other pre-clinical development programs and will focus on the commercialization of this portfolio. The purchase price for the acquisition amounts to approximately SEK 275 million (approximately $27 million) and will be payable in cash at closing for SEK 102.2 million and by assumption of SEK 172.8 million in debt and accounts payable. The creditors have agreed to accept payment for SEK 152.8 million of the debt with Alvotech equity shares. Closing of the acquisition is expected to occur in April 2025 and is contingent on approvals from the relevant authorities and Xbrane's shareholders. The Company also announced that it intends to explore the possibility of a listing of Swedish Depository Receipts (SDR), equity share equivalents, on Nasdaq Stockholm, in the future.