Form 20-F
period 2025-12-31
Alvotech
filed 2026-03-31
CIK 1898416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________
FORM 20-F
____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025
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
____________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual company report: 312,021,375 Ordinary Shares and 9,943,434 Warrants to purchase Ordinary Shares.
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
•The timing of, and our ability to obtain and maintain regulatory approval for our product candidates of the U.S. Food and Drug Administration (the “FDA”), the European Medicines Agency ("EMA"), the Medicines and Healthcare products Regulatory Agency ("MHRA"), European Commission and comparable national or regional authorities;
•The timing of the announcement of clinical study results, the commencement of patient studies, regulatory applications, approvals and market launches;
•Our expectations regarding regulatory review and interactions, including the timing and results of the facility inspection by the FDA or other foreign regulatory authorities;
•The timing of our ability to address the deficiencies identified in the Complete Response Letters ("CRLs") on our Biologics License Applications ("BLAs") for AVT03, AVT05, and AVT06 we received from the FDA;
•The commercialization of our products and product candidates, if approved for commercial use;
•Our financial performance;
•The implementation of our business model and changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
•Our strategic advantages and the impact those advantages will have on future financial and operational results;
•Our expansion plans and opportunities;
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
•Our expectations with respect to ongoing and potential litigation and regulatory proceedings;
•Our ability to maintain the listing of our ordinary shares, with a nominal value of $0.01 per share, or warrants (the “Warrants”) on The Nasdaq Stock Market LLC (“Nasdaq”), the Nasdaq Main Market in Iceland (“Nasdaq Iceland Main Market”) and our Swedish Depositary Shares (“SDRs”) on the Nasdaq Stockholm Market;
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
•Our relationship with third-party partners for the commercialization of our product candidates; and
•Our ability to attract and hire qualified personnel.

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

You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This Annual Report contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this Annual Report is generally reliable, such information is inherently imprecise.

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
Summary Risk Factors
Our business is subject to a number of risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors in this section titled “Risk Factors” in Part I, Item 3.D. of this Annual Report. Set forth below is a summary list of the principal risk factors as of the date of the filing of this Annual Report:

•We have incurred significant losses since inception and anticipate that we may continue to incur losses over the next several years and may never maintain profitability.
•We have substantial indebtedness and expect to continue to use leverage in executing our business strategy, which could have important consequences on our business and adversely affect the return on our assets.
•We may need to raise additional funding. This additional funding may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights, or may not be available on acceptable terms or at all. Failure to obtain such necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
•The regulatory review and approval processes of the FDA, the EMA, the MHRA, and European Commission and comparable national or regional authorities are lengthy, time consuming and have uncertain outcomes. If we and our collaboration partners are unable to obtain regulatory approval for our product candidates, our business will be substantially harmed. We cannot give any assurance that marketing authorization applications for any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.
•We received Complete Response Letters from the FDA on our BLAs for AVT03, AVT05, and AVT06, and if our resubmission of our BLAs for AVT03, AVT05, and AVT06 is not approved in accordance with our expected timeframe, our business could be materially and adversely affected.

•Our product candidates may cause unexpected side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if granted.
•Our commercial products will remain subject to continuous subsequent regulatory obligations and scrutiny.
•We rely on third parties to conduct part of our nonclinical and clinical studies and perform other tasks. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
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
•We are dependent on our partners for the commercialization of our biosimilars and biosimilar candidates in certain major markets, and their failure to commercialize in those markets could have a material adverse effect on our revenue, business, and operating results.
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
•Measures to contain healthcare costs, including the U.S. Inflation Reduction Act, may reduce the addressable market for our products, affect the prices that our commercial partners are able to obtain and have a material adverse effect on our business and results of operations.

Risks Related to Our Financial Position and Need for Capital
We have incurred significant losses since inception and anticipate that we may continue to incur losses for the immediate future.

While we are a commercial-stage biotechnology company, we have incurred net losses in each year since our inception until the year ended 31 December 2025. Prior to 2025, we incurred recurring losses since our inception, including net loss of $231.9 million, and $551.7 million for the years ended 31 December 2024, and 2023, respectively. For the year ended 31 December 2025, we reported a net profit of $27.9 million, and we had an accumulated deficit of $2,409.8 million as of 31 December 2025.
We have devoted substantially all of our financial resources to identify and develop our product candidates, including conducting, among other things, analytical characterization, process development and manufacture, formulation and clinical studies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity securities, debt financing and the issuance of bond instruments (convertible and non-convertible), as well as through revenue from product sales and milestone payments received under certain license and development agreements. The amount of our future net losses will depend, in part, on the rate of our future expenditures, the amount of our product revenue, terms of current and potential debt financings or received milestone payments and strategic collaborations. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk.
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
•engage in litigation, including patent litigation with reference product companies or others that may hold patents allegedly infringed by us;
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
Further, our financial results may fluctuate significantly from quarter-to-quarter and year-to-year such that a period-to-period comparison of our results of operations may not be a good indication of our future performance quarter-to-quarter and year-to-year due to factors including the timing of clinical studies, any litigation that we may file or that may be filed against us, the execution of collaboration, licensing or other agreements, and the timing of any payments we make or receive thereunder.

We may never sustain profitability due to the significant risks and uncertainties inherent in developing, obtaining approval for, and commercializing our products and product candidates.
Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of revenue and expenses or when, or if, we will be able to achieve sustainable profitability. There can be no guarantee that we will receive regulatory approval for our product candidates in any country.
Our ability to continue to generate revenue and achieve sustainable profitability will continue to depend on our ability and that of our strategic collaboration partners, to successfully commercialize our first approved biosimilars, AVT02 and AVT04 in the United States, European Economic Area ("EEA"), Canada, UK and Japan (AVT04 only), and our newly approved biosimilars AVT03, AVT05, and AVT06 in the EEA, UK and Japan, to complete the research and development of our other product candidates, and obtain the regulatory approvals necessary to commercialize such biosimilar candidates.
We cannot predict if and when we will begin generating substantial product revenue from jurisdictions where our biosimilar is approved or from one or more additional biosimilar candidates, as this depends heavily on our success in many areas, including but not limited to:
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
•successfully executing our strategy regarding intellectual property claims made by reference product companies, or reaching adequate settlements with the reference product companies related for market entry;
•obtaining and retaining regulatory approvals for product candidates for which we complete clinical studies;
•developing a sustainable and scalable manufacturing process for any approved product candidates that is compliant with regulatory manufacturing requirements;
•maintain approvals from regulators to manufacture and produce our existing products or product candidates;
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

We have received marketing authorization for AVT02 and AVT04 in over 30 countries. As of 31 December 2025, we have also received marketing authorization for AVT03, AVT05, and AVT06 in Japan, the UK and EEA.

Our annual operating expenses may increase over the next several years as we incur additional commercialization expenses and continue our research and development expenses. Although we receive revenue from commercial product sales, we may incur substantial operating losses for the foreseeable future as we execute our operating plan.

In addition, our revenue includes provision for a variety of sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales deductions attributable to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangement. Provisions for sales deductions attributed to commercial arrangements are recognized when the related sales take place and measured using the expected value method. Provisions for unsettled sales deductions and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further inputs to the calculations are based on payer channel mix, current contract prices under eligible programs and current inventory levels in the distribution channels. Inputs to the calculations are subject to estimation and assumptions and are based on historical experience and other factors that are relevant, and which are available at the reporting date. These estimates and assumptions are subject to material uncertainties and could result in outcomes that require a material adjustment in future periods.

Even if product candidates that we develop are approved for commercial sale, we may incur significant costs in order to manufacture and commercialize any such product. Our expenses could increase beyond our expectations if we are required by the FDA, the MHRA, the European Commission, the European Medicines Agency (the "EMA"), other comparable foreign regulatory authorities, or by any unfavorable outcomes in intellectual property litigation filed against us, to change our manufacturing processes or assays or to perform clinical, nonclinical, analytical or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates (such as the approvals we have obtained for AVT02 and AVT04), our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the availability of competing products, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our products or product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such products or product candidates, even if approved. Limitations on our ability to generate revenue from commercial product sales or pursuant to up-front or milestone payments and royalties from collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other products and product candidates or continue our operations.

If the market for our product candidates (or its share of that market) is not as significant as we expect, the regulatory approval is narrower in scope than we expect (e.g., for a narrow indication or set of indications) or the reasonably accepted population for treatment is narrowed by competition, physician´s choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are unable to successfully complete development and obtain regulatory approval for our product candidates in significant markets, or if our market entry is delayed, for example because of issues related to facility inspections of our own facilities or those of our subcontractors, our business may suffer. Additionally, if we are not able to generate substantial revenue from the sale of any approved products or the costs necessary to generate revenues increase significantly, we may never become profitable.

Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.
We may need to raise additional funding. This additional funding may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights, or may not be available on acceptable terms or at all. Failure to obtain such necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Since our inception, most of our resources have been dedicated to our research and development and commercialization activities. Developing our product candidates is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates through clinical studies.

With cash and cash equivalents of $172.4 million as of 31 December 2025 and based on our current operating plan, management has determined that although there is an uncertainty, this uncertainty does not represent a material uncertainty and does not give rise to significant doubt over our ability to continue as a going concern. The audited consolidated financial statements appearing elsewhere in this Annual Report have been prepared on a going concern basis without adjustments that might result from the outcome of this uncertainty and the report of our independent registered public accounting firm thereon includes an explanatory paragraph to that effect.
We may require additional funding to obtain regulatory approval for, and to successfully commercialize, our product candidates. In addition, our operating plans may change as a result of many factors that are currently unknown to us, and we may need to seek additional funding sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:
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
If we are unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates or to otherwise reduce or discontinue our operations. In general, we may be unable to expand our operations or otherwise capitalize on business opportunities, and defend against and prosecute litigation necessary to commercialize our product candidates as desired, which could materially affect our business, financial condition and results of operations. If we are ultimately unable to continue as a going concern, we may have to seek the protection of bankruptcy laws or liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that our security holders will lose all or a part of their investment.
We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. If our business does not generate sufficient cash flow, if currently anticipated costs and revenues are not realized on schedule, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. Furthermore, our debt obligations are secured by substantially all of our intellectual property. For example, in June 2024, we entered into a secured term loan credit agreement (the “Secured Loan Facility”), as amended, for term loan commitments in an aggregate principal amount of $965.0 million, bearing an interest rate of Secured Overnight Financing Rate ("SOFR") plus 6.0% per annum. In December 2025, we amended the Secured Loan Facility and entered into an additional $100 million senior secured term loan facility (the "Senior Term Loan Facility") bearing a fixed cash interest rate of 12.50% per annum and requiring a full bullet repayment at maturity on 31 December 2027. Such borrowing accelerates our near‑term refinancing needs. Because the facility is interest‑only and must be repaid in a single lump sum, our ability to satisfy these obligations will depend on our liquidity and capital markets access within a compressed timeframe. Also in December 2025, we issued $108 million of senior unsecured convertible bonds (the "2025 Convertible Bonds") due 2030 at a 6.875% fixed coupon. These bonds contain an embedded conversion derivative that is remeasured at fair value through profit or loss, which may create earnings volatility, and include bondholder puts upon certain “Relevant Events” (e.g., change of control, specified free‑float or listing triggers) that could require cash redemption at par plus accrued interest.

If our operating cash flows, proceeds from collaborations, or financing activities are insufficient, we may be forced to refinance our indebtedness in adverse market conditions, seek additional capital on unfavorable terms, or pursue asset sale. If we cannot service our debt payments, the lenders may take possession, sell, exchange, license or otherwise dispose of our intellectual property, which we have pledged as collateral for the loan. If we cannot generate sufficient cash flow to make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, we may be forced to reduce or discontinue operations or seek protection of the bankruptcy laws, our business may be harmed and our security holders may lose some or all of their investment.
We have substantial indebtedness and expect to continue to use leverage in executing our business strategy, which could have important consequences on our business and adversely affect the return on our assets.
As of 31 December 2025, we had $1,299.1 million in outstanding indebtedness, consisting of $1,031.6 million under the Secured Loan Facility, $96.7 million under the Senior Term Loan Facility, $68.4 million under the 2025 Convertible Bonds, and $102.4 million in bank loans, including the mortgage on our Reykjavik facility and loans to help finance equipment purchases.

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
•limiting our flexibility in planning for, or reacting to, changes in our business and the pharmaceutical industry; and
•placing us at a competitive disadvantage to less leveraged competitors.

We cannot be certain that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our debt or credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. If we cannot service our debt, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms, or at all, or on terms that would be advantageous to our security holders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.
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

The Secured Loan Facility also includes mandatory repayment provisions, requiring us to use certain excess cash flows and specified transaction proceeds to prepay outstanding amounts, and it imposes ongoing performance‑based requirements delivered with our compliance certificates. Failure to meet these obligations or financial thresholds could result in mandatory prepayments, restrictions on our operations, or acceleration of the facility. The Secured Loan Facility is secured by first‑priority liens and failure to comply with ongoing requirements could trigger defaults. Our 2025 Convertible Bonds include bondholder puts upon certain Relevant Events (e.g., change of control, free float and listing triggers as defined in the agreement) and issuer call and cleanup rights, which could lead to early redemption at par plus accrued interest if exercised or triggered.
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

Our operational and financial results are subject to concentration risk. Our success will depend significantly on the development of a limited number of product candidates, their regulatory approval in a limited number of jurisdictions and their commercialization by a limited number of commercial partners. Even if we are successful in developing and commercializing all of these products, our revenue will be dependent on a limited number of products that would account for a significant majority of our revenues. Unfavorable changes or the non-occurrence of certain anticipated events with respect to any of these limited number of products, jurisdictions or commercial partners may disproportionally affect our global results. As of 31 December 2025, we have only generated product revenue through sales of AVT02 in the United States, Canada, Australia and select European markets through certain commercialization partners, and through sales of AVT04 in the United States, Canada, Japan and select European markets. In the last quarter of 2025 we also generated revenues from shipments of our newly approved biosimilars, AVT03, AVT05, and AVT06 in anticipation of launches in select markets where these products have been approved. See also “—We are dependent on our partners for the commercialization of our biosimilars and biosimilar candidates in certain major markets. Disagreements with our partners, for example about pricing, or failure of our partners to commercialize our approved products could have a material adverse effect on our revenue, business and operating results.”
Risks Related to the Advancement and Approval of Our Product Candidates

We received Complete Response Letters from the FDA on our Biologics License Applications for AVT03, AVT05, and AVT06, and if our resubmission of our BLAs for AVT03, AVT05, and AVT06 is not approved in accordance with our expected timeframe, our business could be materially and adversely affected.

In January 2025, the FDA accepted our BLA for AVT05 as a proposed biosimilar to Simponi / Simponi Aria (golimumab) for the treatment of patients with inflammatory conditions, including rheumatoid arthritis, psoriatic arthritis, ankylosing spondylitis, and ulcerative colitis.

In February 2025, the FDA accepted our BLA for AVT06 as a proposed biosimilar to Eylea (aflibercept) for the treatment of patients with neovascular (wet) age‑related macular degeneration (AMD), macular edema, and diabetic retinopathy.

In March 2025, the FDA accepted our BLA for AVT03 as a proposed biosimilar to Prolia (denosumab) for the treatment of osteoporosis in women after menopause who are at high risk for bone fracture and Xgeva (denosumab) a prescription biologic medicine used to prevent fracture, spinal cord compression, or the need for radiation or surgery to bone in patients with multiple myeloma and in patients with bone metastases from solid tumors.

In October 2025, November 2025 and December 2025, we received CRLs from the FDA regarding, respectively, the BLAs for AVT05, AVT06, and AVT03. The CRLs all stated that the FDA had identified deficiencies related to our Reykjavik manufacturing facility following the FDA’s pre‑license inspection in July 2025, which must be satisfactorily resolved before these BLAs may be approved. The FDA did not identify any other deficiencies with the applications. We plan to resolve the outstanding issues and continue to work with the FDA to bring AVT03, AVT05, and AVT06 to market in the United States.

If we are unable to complete resubmissions to the FDA of the BLAs, or are unable to address the deficiencies to the FDA’s satisfaction, our ability to commercialize any of the new biosimilars AVT03, AVT05, or AVT06 in the United Sates will be further delayed, which could have a material adverse effect on our business, financial condition, and results of operations and may cause the market price of our securities to decline.

The regulatory review and approval processes of the FDA, the EMA and European Commission and comparable national or regional authorities are lengthy, time consuming and have uncertain outcomes. If we and our collaboration partners are unable to obtain regulatory approval for our product candidates, our business can be substantially harmed. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before the biosimilars can be commercialized.

The regulatory review and approval processes of the FDA, the European Commission, the EMA, the MHRA and comparable regulatory authorities remain lengthy, resource‑intensive and subject to significant scientific and policy discretion. Although the regulatory environment continues to evolve—including major EU and UK reforms implemented or announced in 2025—these changes introduce additional uncertainty regarding the scope, timing and evidentiary requirements for marketing authorization applications. If we or our collaboration partners are unable to obtain or maintain approvals for our product candidates, our business, financial condition and prospects would be materially harmed.

While AVT02 and AVT04 have already received marketing authorizations in several major markets, including the United States, the EEA, UK, and Canada and AVT04 was approved in Canada, by the end of 2025 we also received marketing approvals for three additional biosimilars in 2025. In Japan, our commercialization partner Fuji Pharma obtained marketing approval for AVT03 (denosumab), AVT05 (golimumab), and AVT06 (aflibercept) from the Japanese Ministry of Health, Labour and Welfare. The European Commission and MHRA granted marketing authorizations for AVT06, respectively on 21 August 2025 and 28 August 2025, for all major Eylea (aflibercept) indications, paving the way for commercialization in the EEA and the UK. In addition, for AVT03 on 24 November 2025, as a biosimilar to Prolia and Xgeva across the EEA.

Despite these approvals and positive opinions, significant regulatory risks remain for our programs. Additionally, several of our pipeline candidates—including those for which filings are planned or underway—remain subject to evolving regulatory expectations. The EMA’s April 2025 draft Reflection Paper proposed a tailored clinical approach in biosimilar development allowing greater reliance on analytical and pharmacokinetic data in certain biosimilar programs, potentially reducing or eliminating the need for comparative efficacy trials. This draft guidance, along with new EMA procedural requirements introduced in 2025, may materially alter the design, execution and data expectations for our ongoing and future submissions. Until finalized, these evolving frameworks introduce uncertainty around required evidence packages and may necessitate modifications to our clinical plans.

Our product candidates also depend on reliable access to reference biologics for analytical testing and clinical studies; shortages or supply disruptions could cause delays, increase costs or require modifications to study designs.

Marketing applications for our product candidates may be delayed or rejected for numerous reasons, including:
•insufficient analytical, nonclinical or clinical evidence to demonstrate biosimilarity;
•disagreements by regulators regarding study design, implementation or interpretation;
•inability to justify indication extrapolation;
•manufacturing or facility deficiencies identified by regulators;
•competing exclusivity protections; and
•changes in regulatory expectations, guidelines or data requirements.

For example, in the last quarter of 2025, the FDA issued CRLs for our BLAs for AVT03, AVT05, and AVT06. In these letters, the agency identified deficiencies associated with the manufacturing facilities that must be resolved before the applications may be approved. Even when approvals are granted, regulatory authorities may restrict indications, impose post‑approval study obligations, or limit labeling in ways that meaningfully reduce commercial potential.

Regulatory developments in the UK following Brexit also continue to impact our operations. Under the Windsor Framework effective 1 January 2025, Northern Ireland transitioned fully to MHRA oversight, and the UK now operates a unified UK‑wide authorization pathway. The MHRA’s International Recognition Procedure, effective January 2024, enables reliance on approvals from trusted regulators including the European Commission, FDA and EEA authorities as well as opinions from the EMA. Updated MHRA biosimilar guidance issued in February 2025 and ongoing UK clinical‑trial regulatory reforms expected by 2026 may alter timing and evidentiary expectations for UK approval. However, medicinal products tested or released in the UK must still comply with EEA batch‑release requirements before they may be marketed in the EEA.

Any delay or failure to obtain regulatory approvals in the U.S., EU, UK, Japan or other jurisdictions—or any loss or restriction of such approvals—would prevent or delay commercialization of our product candidates and adversely affect our ability to generate revenue. Additional duties, regulatory divergence or inconsistent standards among jurisdictions could increase operational complexity and costs. As a result, we may be forced to modify, scale back or delay commercialization plans, any of which could materially harm our business and prospects.
If we are not able to demonstrate biosimilarity of our biosimilar product candidates to the satisfaction of regulatory authorities, we will not obtain regulatory approval for commercialization of our biosimilar product candidates and our future results of operations and ability to generate revenue would be adversely affected.
Our future results of operations depend, to a significant degree, on our ability to obtain regulatory approval for and to commercialize our biosimilar product candidates. Any inability to obtain regulatory approval could impact and delay the development timeline of our product candidates. To obtain regulatory approval for the commercialization of these product candidates, we will be required to demonstrate to regulatory authorities, among other things, that our proposed products are highly similar to biological reference products already approved by the applicable regulatory authority pursuant to approved marketing applications/authorizations, notwithstanding minor differences in clinically inactive components, and that they have no clinically meaningful differences as compared to the marketed biological products in terms of the safety, purity and potency of the products. Each individual jurisdiction may apply different criteria to assess biosimilarity, based on the data that can be interpreted subjectively in some cases.
It is uncertain whether regulatory authorities will grant the reference biosimilar product candidates the same labeling as the labeling approved for the reference product if the reference biosimilar product candidates are approved. For example, an infliximab (Remicade) biosimilar molecule was approved in the EEA with the same label as the reference product, but it did not receive approval initially for the same labeling reference in Canada. A similar outcome could occur with respect to one or more of our product candidates.
In the event that the regulatory authorities require us to generate additional data, including by conducting additional clinical studies or other lengthy processes or otherwise change their criteria and requirements for the approval of biosimilar products, the approval and commercialization of our proposed biosimilar products could be delayed or prevented. Delays in the commercialization of or the inability to obtain regulatory approval for these products could adversely affect our operating results by restricting or significantly delaying the introduction of new biosimilars.

Evolving FDA policies on interchangeability may affect market adoption of our biosimilars.

Evolving U.S. regulatory policies regarding biosimilarity and interchangeability may create uncertainty in commercial uptake of our biosimilar products.

In June 2024, the FDA issued updated draft guidance indicating that switching studies may generally no longer be needed to support a demonstration of interchangeability for biosimilar products, reflecting accumulated scientific evidence and experience with biosimilar switching outcomes. This shift may reduce development uncertainty for biosimilar products. It could also affect the competitive landscape if the distinction between “biosimilar” and an “interchangeable biosimilar” become less meaningful, potentially reducing or eliminating certain competitive or regulatory advantages currently afforded to interchangeable products, including those we market or are developing.

Despite these policy changes, market adoption in the United States continues to depend heavily on payer, pharmacy benefit manager, and pharmacy substitution policies, and on state‑level substitution laws, which vary significantly. As these frameworks continue to evolve, we may face unpredictable adoption patterns, require increased investment in stakeholder education, or experience delays in achieving anticipated market penetration for our biosimilars.

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
Protein-based therapeutics are inherently heterogeneous and their structures are highly dependent on the manufacturing process and other conditions. Products from one manufacturing facility can differ from those produced in another facility. Similarly, physicochemical differences can also exist among different lots produced within a single facility. The physicochemical complexity and size of biologic therapeutics can create significant technical and scientific challenges in the context of their replication as biosimilar products.
There are extraordinary technical challenges in developing complex protein-based therapeutics that not only must achieve an acceptable degree of similarity to the reference product in terms of relevant quality attributes, but also the ability to develop manufacturing processes that can replicate the necessary structural characteristics within an acceptable range of variability sufficient to satisfy regulatory authorities.
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
We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. As a result of public health emergencies, and/or the occurrence of unforeseen geopolitical events, and the resulting instability, timelines could be extended. A failure of one or more clinical studies can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include but are not limited to:
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
•failure by CROs, clinical study sites, other third parties or us to adhere to clinical study requirements;
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
•staffing shortages and limitation on the movement of people as a result of public health emergencies, the Russia-Ukraine conflict, the conflicts in the Middle East, and the resulting instability in the regions, and local, national or international governmental restrictions imposed or enforced as a result of these or other health-related or geopolitical events; and
•delays or interruptions to preclinical studies, clinical studies, our receipt of services from third-party service providers or our supply chain due to public health emergencies or the occurrence of unforeseen geopolitical events such as the Russia-Ukraine conflict and the conflicts in the Middle East, and the resulting instability in these regions, or otherwise.
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
As with most pharmaceutical products, use of our product candidates could be associated with side effects or adverse events which can vary in severity (from minor reactions to death) and frequency (infrequent or prevalent). Side effects or adverse events associated with the use of our product candidates may be observed at any time, including in clinical studies or when a product is commercialized. Undesirable or unexpected side effects caused by our product candidates that must be reported to the FDA or other regulators could cause us or regulatory authorities to interrupt, delay or halt clinical studies and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our studies could reveal a high and unacceptable severity and prevalence of side effects or other safety issues and, if different from the severity and prevalence of side effects for the reference products, could preclude the demonstration of biosimilarity. Such adverse event findings also could require us or our collaboration partners to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits which will harm our business, prospects and financial condition. In such an event, we may be precluded from seeking licensure through the regulatory pathway for biosimilars, or could be required by the FDA or other comparable foreign regulatory authorities to conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated or our studies could be suspended, varied or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny, vary, or withdraw approval of our product candidates for any or all intended indications. There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or any comparable foreign regulatory authority in a timely manner, if ever, which could harm our business, prospects and financial condition.
Drug-related side effects could affect patient recruitment for clinical studies, the ability of enrolled patients to complete our studies or result in potential product liability claims against which we would need to mount a defense. We currently carry product liability insurance, and we are required to maintain clinical trial insurance pursuant to certain of our license agreements. We believe our product liability insurance coverage is sufficient in light of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could adversely affect the results of our operations and business. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical study participants, costs due to related litigation, distraction of management’s attention from our primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidates and decreased demand for our product candidates, if approved for commercial sale.
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
As a condition to granting marketing authorization or approval of a product, the FDA or other comparable foreign regulatory authorities may require additional clinical studies or other studies. The results generated in these trials could result in the loss of regulatory approval, changes in labeling, and/or new or increased concerns about the side effects, efficacy or safety. Regulatory authorities in countries outside the United States often have similar regulations and may impose comparable requirements. Post-marketing studies, whether conducted by us or by others, whether mandated by regulatory authorities or conducted voluntarily, and other emerging data about products, such as adverse event reports, may also adversely affect the availability or commercial potential of our products.
Our reliance on certain participants for our clinical studies could cause delays in ongoing studies or the development of our products if such participants prove to be too limited or a substantial portion of participants in the studies withdraw.
In order to be successful and pursue market authorization for our products in various countries, we must be able to gather health data on the basis of populations from around the world. To the extent participants in clinical studies are too limited to certain populations, our clinical research may be adversely affected. Additionally, we depend on the willingness of these volunteers to participate in studies, and there is always the risk that they may no longer be willing to participate or revoke the consents necessary for us to process their data. For example, due to reasons beyond our control, including public health emergencies, the Russia-Ukraine conflict, the conflict in the Middle East, and the resulting instability in respective regions, participants and our key employees and advisors may no longer be able to travel or cross country borders to participate in our studies. If, for any reason, a substantial portion of participants in the studies were to withdraw their consent or discontinue their participation, we may not be able to continue our clinical studies for some or all of our product candidates which may cause delays in the development or approval of our product candidates. If our ability to gather and use sufficient data is impaired, we also may not be able to fulfill some contractual obligations with our partners.
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
Biosimilar products may also be subject to extensive patent clearances and patent infringement litigation, which may delay and could prevent the commercial launch of a product. Moreover, the PHSA prohibits the FDA from filing an application for a biosimilar candidate to a reference product for four years from the date of first licensure of the reference product by the FDA, and from approving an application for a biosimilar candidate for 12 years from the date of first licensure of the reference product. For example, the FDA would not be able to approve a BLA submitted for a biosimilar that references a specific drug until 12 years after the date of first licensure of the BLA, i.e., the date that reference product BLA was approved. Interchangeable biosimilar approvals may also be blocked by periods of first interchangeable exclusivity ranging from 12 to 42 months in duration.
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

Risks Related to Our Reliance on Third Parties
We rely, in part, on third parties to manufacture clinical and commercial supplies of our approved products and for our product candidates and to store critical components of our approved products and product candidates (including procuring and providing reference product). Our business could be harmed if those third parties fail to provide us with sufficient quantities of product candidates or fail to do so at acceptable quality levels, prices and agreed upon time frame.
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
Reliance on third-party manufacturers entails additional risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing agreement by the third party and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. In addition, commercial manufacturing must be produced in compliance with Good Manufacturing Practices (“cGMP”) regulations. Failure to comply by any CMO may require us to generate new data, repeat clinical studies, and potentially undergo re-inspection, which would delay the regulatory approval process. In addition, if a CMO does not comply with cGMP, our failure or the failure of our third-party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, license suspension or revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or any other product candidates or products that we may develop. Any failure or refusal to supply the components for our product candidates that we may develop could delay, prevent or impair our clinical development or commercialization efforts. If our contract manufacturers were to breach or terminate their manufacturing arrangements with us, the development or commercialization of the affected products or product candidates could be delayed, which could have an adverse effect on our business. Any change in our manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and the expenses relating to the transfer of necessary technology and processes could be significant. In addition, any changes in our manufacturers could necessitate generation of new data and pre-license facility inspections. Changes made during the pendency of a BLA before FDA, or during the marketing authorization application, could result in delay in approval of the BLA or the marketing authorization.
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
We are dependent on our partners for the commercialization of our biosimilars and biosimilar candidates in certain major markets. Disagreements with our partners, for example on pricing, or failure of our partners to commercialize our approved products could have a material adverse effect on our revenue, business and operating results.
We do not currently have direct sales, marketing, and distribution capabilities. Instead, we have chosen to market and commercialize our products through partnerships with multiple regional partners.
Pursuant to the commercialization agreements with our partners, we supply our partners with our approved products at transfer prices set under our agreements. Our revenues and margins depend on our ability to negotiate and maintain commercially viable supply prices. Our partners may seek price reductions, for example due to regulatory or market constraints, which may include competitive pressures, reimbursement changes, tender outcomes, or currency fluctuations, or due to changes in their commercial priorities. Reductions in the price of our supply to our commercialization partners may significantly impact our financial results.

In addition, we and our commercialization partners may disagree, for example over pricing methodologies, cost assumptions, or adjustment mechanisms. Such disagreements could lead to disputes, delayed product supply or late payments, or affect our partners’ willingness to promote the product. If we cannot maintain good relationship with our commercialization as a result of such disagreements, our sales volume under those partnerships may decrease, which could significantly impact our financial results.

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
We have or may have future collaborations with various partners for the development of some of our biosimilar candidates. Our existing and future agreements with our collaboration partners are generally subject to termination by the counterparty under certain circumstances. Accordingly, even if we believe that the development of certain product candidates is worth pursuing, our partners may choose not to continue with such development, if we materially deviate from the original program timelines, the contractual terms, or breach the contractual terms. If any of our collaborations are terminated, we may be required to devote additional resources to the development of our product candidates or seek a new collaboration partner, and the terms of any additional collaborations or other arrangements that we establishes may not be favorable to us, available under commercially reasonable terms or available at all.
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

In the future, we may also find it necessary to form alliances or joint ventures with major pharmaceutical companies to jointly develop and/or commercialize other biosimilar product candidates in which our collaboration partners would provide substantial capabilities in clinical development, manufacturing, regulatory affairs, sales and marketing. We may not be successful in entering into any such alliances on commercially reasonable terms or at all. Even if we do succeed in securing such alliances, we may not be able to maintain them if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. If we are unable to secure or maintain such alliances we may not have the capabilities necessary to continue or complete development of our product candidates and bring them to market, which may have an adverse effect on our business.

We currently engage single-source suppliers for some manufacture, clinical study services, formulation development and product testing of our product candidates. The loss of any of these suppliers or vendors could materially and adversely affect our business.
The biologic drug substance used in all of our programs is currently manufactured at our facility in Reykjavik, Iceland. However, we rely on certain single-source third-party suppliers for certain services, such as safety device assembly and associated finished packaging. Although we believe that there are alternate sources for these services, we cannot be certain that identifying and establishing relationships for these services would not result in significant delay or increased cost in the development of our product candidates or manufacture of our commercial supply of approved products. Additionally, we may not be able to enter into arrangements with alternative vendors on commercially reasonable terms or at all. A halt in manufacturing, a delay in the commercialization or the development of our product candidates, or having to enter into a new agreement with a different third-party on less favorable terms than what we have with our current suppliers could negatively impact upon on our business.
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

We expect to enter highly competitive markets with many of our biosimilars. We have already met significant competition for our first biosimilars to Humira (AVT02) and Stelara (AVT04) and anticipate significant competition for our biosimilars to Prolia/Xgeva (AVT03), Eylea (AVT06), and, to a lesser degree, Simponi/Simponi Aria (AVT05). Our next wave of biosimilars is expected to include Xolair (AVT23), Entyvio (AVT16/AVT80), Eylea HD (AVT29), and Keytruda (AVT32). They are also expected to meet biosimilars competition from more than one entrant and the originator. If our competitors gain approval and successfully commercialize biosimilars against the same reference products ahead of our entry, we may never achieve significant market share for these products, our revenue will be reduced and, as a result, our business, prospects and financial condition can suffer.

The manufacturers of the reference products for our biosimilars are also adopting strategies to meet increased competition, including lowering prices preemptively before biosimilars have entered the market, offering payors and retailers discounts on the reference product if they agree to buy other products as well or by offering unbranded versions of the originator biologic at a lower price than a branded version.

Successful competitors in the market have demonstrated the ability to effectively discover, obtain patents, develop, test and obtain regulatory approvals for products, as well as an ability to effectively commercialize, market and promote approved products. Numerous companies are engaged in developing, patenting, manufacturing and marketing of biosimilars competitive with the products that we are developing. Many of these potential competitors are large, experienced pharmaceutical companies that enjoy significant competitive advantages, such as substantially greater financial, research and development, manufacturing, personnel and marketing resources. These companies also have greater brand recognition and more experience in conducting preclinical testing and clinical studies of product candidates and obtaining FDA and other regulatory approvals of products.
If an improved version of a reference product is developed or if the market for the reference product significantly declines, sales or potential sales of our biosimilar product candidates may suffer.
Companies may develop improved versions, treatment regimes, combinations and/or doses of a reference product as part of a life cycle extension strategy and may obtain regulatory approval of the improved version under a new or supplemental BLA, or equivalent foreign procedure, filed with the applicable regulatory authority. Should the company manufacturing the reference product for any of our candidate products succeed in obtaining approval of an improved biologic product, it may capture a significant share of the market for the reference product in the applicable jurisdiction and significantly reduce the market for the reference product and thereby the potential size of the market for our biosimilar product candidates. In addition, the improved product may be protected by additional regulatory exclusivity or patent rights that may subject our follow-on biosimilar to claims of infringement.
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
We face intense competition and rapid technological changes and the possibility that our competitors and originators may develop therapies that are similar, more advanced or more effective than ours, which may adversely affect our financial condition and the ability to successfully commercialize our product candidates.

We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, specialty pharmaceutical companies or biotechnology companies. Some of the pharmaceutical and biotechnology companies developing biosimilars we expect to compete with include companies such as Celltrion Healthcare Co., Ltd. (“Celltrion”), Amgen, Samsung Bioepis, Ltd. (“Samsung Bioepis”), Biocon Pharma, Ltd. (“Biocon”), and Sandoz International GmbH (“Sandoz”), as well as others. These companies may develop biosimilars or other products in the same therapeutic space as our products. For example, in the market for AVT02, our biosimilar to Humira (adalimumab), we compete against AbbVie (the originator), Amgen, Boehringer Ingelheim GmbH, Biocon, Celltrion, Fresenius Kabi, Pfizer, Samsung Bioepis, Coherus, and Sandoz; in the market for AVT04, our biosimilar to Stelara (ustekinumab), we compete against Janssen (the originator), Amgen, Celltrion, Bio-Thera, Formycon, Dong-A/Meiji Seika, Samsung Bioepis, and Biocon. For our new biosimilars entering the market in Japan, the UK, and EEA in 2026, we anticipate AVT03, our biosimilar to Prolia/Xgeva (denosumab), to compete against products from Amgen (the originator), Sandoz, Celltrion, Fresenius Kabi, Samsung Bioepis, Gedeon Richter, mAbxience, Biocon, Henlius and Teva; while for AVT05, our biosimilar to Simponi/Simponi Aria (golimumab), we expect to compete against Janssen (the originator), and Bio-thera; and for AVT06, our biosimilar to Eylea (aflibercept), we anticipate competition from Regeneron/Bayer Health Care (the originators), Amgen, Celltrion, Formycon, Sam Chun Dang, Samsung Bioepis, Sandoz, and Biocon; and for AVT23, our biosimilar to Xolair (omalizumab), we anticipate competition from Celltrion and Teva. For products in our late-stage pipeline, including AVT32, our proposed biosimilar to Keytruda (pembrolizumab), we also anticipate significant competition when they come to market.
Some of our competitors have substantially greater financial, technical and other resources, such as larger research and development team and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being controlled by our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products than us. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we may develop; they may also obtain patent protection that could block our products; and they may obtain regulatory approval, product commercialization and market penetration earlier than we do. Additionally, our competitors may have more resources in order to effectively pursue, defend against or settle with regard to potential or ongoing litigation. Biosimilar product candidates developed by our competitors may render our potential product candidates uneconomical, less desirable or obsolete, and we may not be successful in marketing our product candidates against competitors. Competitors may also assert in their marketing or medical education programs that their biosimilar products demonstrate a higher degree of biosimilarity to the reference products than do our or other competitor’s biosimilar products, thereby seeking to influence health care practitioners to select their biosimilar products, versus those of us or other competitors.

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

Furthermore, our competitors may develop products that are easier to administer than our products, which could adversely affect our results. Many of our biosimilar candidates need to be administered by a physician. Patients may demonstrate a preference for medications which can be administered by the patient at home or for pharmaceuticals that can be administered more rapidly in the clinic. Our competitors could develop proprietary technology that we are unable to replicate by allowing competing medications to be self-administered or injected sub-cutaneously. Development of such alternative and competitive technologies and products may limit our success in commercializing our products. Competing products may gain faster or greater market acceptance than our products, if any, and medical advances or rapid technological development by competitors, including increased use of artificial intelligence-based technologies, may result in our product candidates becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we or our product candidates do not compete effectively, it may have a material adverse effect on our business, financial condition and results of operations.
If we are unable to establish effective sales and marketing capabilities in jurisdictions for which we choose to retain commercialization rights or if we are unable to enter into agreements with third parties to market and sell our product candidates, and we are unable to establish and maintain a marketing and sales organization, we may be unable to generate substantial or any revenue.

We currently have no marketing or sales organization. We have no experience selling and marketing our product candidates directly to healthcare providers or patients. To successfully commercialize any products that may result from our development programs, we will need to develop these capabilities, or partner with others that have these capabilities.

As of the date hereof, we have not entered into agreements for the commercialization of some of our late-stage biosimilar candidates in some major markets, including AVT32, our proposed biosimilar to Keytruda (pembrolizumab). We may not be able to enter into a commercial agreement, on commercially acceptable terms or at all, for the marketing and sales of our biosimilar candidates.

We might establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates in major markets where we may choose to retain commercialization rights. Doing so will be expensive, difficult and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact commercialization of our products.
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

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to control healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. For example, the U.S. Department of Health and Human Services (“HHS”) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. Certain cost containment practices may adversely affect our product sales. Significant reductions to Medicare Maximum Fair Prices (“MFPs”) for certain reference biologics, coupled with aggressive tender dynamics in Europe and other markets, may create downward pricing pressure on biosimilars across therapeutic areas. If payers or tender authorities adopt reference pricing models influenced by the U.S. MFP system or other emerging pricing mechanisms, we may experience less favorable tender outcomes, increased pricing volatility, or reduced margins in key markets. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes.
If our third-party commercial partners are unable to establish or sustain coverage and adequate reimbursement for any of our product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect our ability to market or sell those product candidates, if approved.
Measures to contain healthcare costs, including the U.S. Inflation Reduction Act and potential tariffs on pharmaceuticals imported into the U.S. or implementation of Most Favored Nations (MFN) rules , may reduce the addressable market for our products, affect the prices that our commercial partners are able to obtain and have a material adverse effect on our business and results of operations.

A number of legislative initiatives and executive orders, in particular in the U.S. market, may impact the ability of our commercial partners to successfully commercialize our products. In the U.S., the Inflation Reduction Act (IRA), requires manufacturers of certain single-source biologics that have been on the market for at least 11 years to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap (the Medicare Drug Price Negotiation Program). In 2023, HHS added Stelara, the reference product for AVT04, to the list of drugs for the Centers for Medicare & Medicaid Services (“CMS”) Medicare price negotiations. On 15 August 2024, Stelara became subject to a 66% discount, with a negotiated price of $4,695 under the Medicare Drug Price Negotiation Program. It is currently unclear how the IRA legislation will work and what impact it will have on the market for biosimilars in the near future.

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

In 2025 the U.S. government threatened to impose tariffs on imported pharmaceuticals from countries which did not reach a bilateral trade agreement with the U.S. Currently pharmaceuticals, including non-patented pharmaceuticals such as biosimilars, originating in Iceland are not subject to a U.S. import tariff. If a tariff is imposed on our biosimilars imported to the U.S. but our competitors which manufacture their products in continental Europe, India and South-Korea do not face a similar tariff, our ability to compete in the U.S. may be impaired.
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
We have been, and may in the future be involved, directly or through our partners, in various legal proceedings, including patent litigation and challenges, other intellectual property disputes, product liability and other product-related litigation, including personal injury, consumer, off-label promotion, securities, antitrust and breach of contract claims, commercial, environmental, government investigations, employment, tax litigation and other legal proceedings that arise from time to time in the ordinary course of our business. Examples of such proceedings are described elsewhere in this

Annual Report. Litigation is inherently unpredictable, and excessive verdicts do occur. We could incur judgments and/or enter into settlements, which could require us to make payments to the proceedings’ counterparties or limit or discontinue certain of our activities, or could otherwise have a material adverse effect on our business operations. In addition, even if such legal proceedings are ultimately resolved in our favor, they may be costly and time-consuming to conduct, which may materially adversely affect our business, financial condition and results of operations. The cost and resource requirements, including management attention, associated with conducting such legal proceedings may lead us to settle certain actions on terms that are materially adverse to us, even if we believe that the ultimate resolution of the proceedings is likely to be favorable.
An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Recently, some courts have been open to issuing cross-border injunctions that could impact our ability to manufacture and market products concurrently in multiple jurisdictions. Our business could be harmed if we cannot obtain a license from the prevailing party on commercially reasonable terms. Our defense of litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical studies, continue our research programs, license necessary technology from third parties or enter into development partnerships that would help us bring our product candidates to market.
We may be involved in lawsuits to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful.
We may discover that competitors are infringing one or more of our patents after they issue. Expensive and time-consuming litigation may be required to abate such infringement. Although we are not currently involved in any litigation to enforce patents, if we or one of our collaboration partners, such as Teva Pharmaceuticals International Ltd. ("Teva") or Stada Arzneimittel AG ("STADA"), were to initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including but not limited to lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone involved in the prosecution of the patent withheld relevant or material information related to the patentability of the invention from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable.
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
While our principal focus in matters relating to intellectual property is to avoid infringing the valid and enforceable rights of third parties, we also rely upon a combination of intellectual property protection and confidentiality agreements to protect our own intellectual property related to our development programs. Our ability to enjoy any competitive advantages afforded by our own intellectual property depends in large part on our ability to obtain and maintain patents and other intellectual property protection in the United States and in other countries with respect to various proprietary elements of our product candidates, such as, for example, our product formulations and processes for manufacturing our products and our ability to maintain and control the confidentiality of trade secrets and confidential information critical to our business.
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

Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, future actions in non-U.S. jurisdictions may similarly impact laws and regulations governing patents in unpredictable ways.
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
In November 2023, Justice McVeigh issued her trial decision, which invalidated AbbVie’s 868 Patent (dosing to treat Crohn’s disease and UC) and 917 Patent (dosing to treat HS). While AbbVie’s 458 Patent (bufferless formulation) was held to be valid and infringed by JAMP Pharma, Justice McVeigh declined to issue a permanent injunction and instead determined that JAMP Pharma could continue to market AVT02 in Canada and compensate AbbVie by way of a running royalty (to be determined by way of a future trial). AbbVie appealed the trial decision and JAMP Pharma cross-appealed (regarding the validity/infringement of the 458 Patent). The appeal and cross-appeal are in the early stages and are unlikely to be heard before the fourth quarter of 2026. Even if JAMP Pharma is successful in defending against AbbVie’s patent infringement claims, litigation could result in substantial cost and distraction to management and other employees.
In the event that an appellate court finds in AbbVie’s favor, then market access of SIMLANDI in Canada may be impacted.

Alvotech and our partner Dr. Reddy’s Laboratories are involved in legal proceedings adverse to Amgen that may have an impact on our AVT 03 product in the United States.
In November 2025, Amgen brought suit against Alvotech and its commercial partner Dr. Reddy’s Laboratories in the United States District Court for the District of New Jersey, alleging that AVT03 infringes several Amgen patents. AVT03 was developed by Alvotech as denosumab products that are biosimilars of Amgen’s Prolia and XGEVA products.
Alvotech and Dr. Reddy’s Laboratories have answered that the patents asserted by Amgen are not infringed, invalid, or unenforceable. The litigation remains ongoing with trial scheduled to occur in May 2028. Alvotech and Dr. Reddy’s Laboratories are vigorously defending the litigation. However, in the event that the court finds in Amgen’s favor, then market access of AVT03 in the United States may be impacted.

Patent conflicts regarding AVT06 have been resolved by settlement with Regeneron and Bayer.

In December 2025, Alvotech and Teva reached a settlement and license agreement with Regeneron Pharmaceuticals Inc. concerning the launch of AVT06, Alvotech’s proposed biosimilar to Eylea® (aflibercept) in the United States. The settlement grants a license entry date for AVT06 in the United States in the fourth quarter of 2026, or earlier under certain circumstances.
In Japan, in October 2025, Regeneron and Bayer brought a petition for provisional disposition against Alvotech’s commercial partner Fuji Pharma based on Japanese patent no. 7733706. Fuji Pharma denied that Regeneron and Bayer were entitled to any relief and vigorously defended itself in the litigation.
In Europe, Alvotech defended itself in several actions brought by Regeneron and Bayer related to AVT06. Regeneron and Bayer brought challenges to Alvotech’s SPC waiver requests in Iceland, the United Kingdom, and Belgium. Alvotech obtained decisions in the first instance that those challenges were without merit.
In December 2025, Regeneron brought an action for a preliminary injunction against Alvotech and its commercial partners Advanz Pharma and STADA in the Munich 1 Regional Court. After a hearing that was conducted on January 8, 2026, the court entered an injunction against Alvotech, Advanz Pharma and STADA.
In January 2026, Alvotech entered into a settlement agreement with Regeneron and Bayer to market and sell the biosimilar as of January 1, 2026 in the UK and Canada as well as Japan (excluding the diabetic macular edema indication) starting May 1 in the European Economic Area and all other countries in the world (other than the U.S.), and from November 1, 2026 in Japan with all approved indications. The settlement agreement also resolved all remaining patent disputes related to AVT06 worldwide.

Alvotech has filed a petition for Post Grant Review of U.S. Patent No. 12,168,036 in the USPTO.
In September 2025, Alvotech filed a petition for Post Grant Review of U.S. Patent No. 12,168,036. This patent purports to claim a pharmaceutical formulation that contains at least 8 mg of aflibercept with other additional requirements. Alvotech argued that the patent claims were obvious in view of certain prior art, and that they also lacked written description in the patent’s specification. The patent owner argued that the USPTO should exercise its discretion to deny institution of the post grant review, and also submitted a preliminary response arguing that the claims were not invalid. The USPTO has rejected the patent owner’s request for discretionary denial. In March 2026, the USPTO instituted the PGR proceeding. In general, a final written decision in the PGR will be rendered no more than one year from the institution of the PGR proceedings.
If the USPTO were to find in the patent owner’s favor, then market access to biosimilar versions of Eylea High-Dose, including Alvotech’s AVT29 product, in the United States may be impacted.

Alvotech, directly or through our partners, may become involved in legal proceedings adverse to other originators or market participants.
Risks Related to Government Regulations
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
Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to current cGMP, regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any marketing authorization application. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.
Any regulatory approvals that we or our collaboration partners receive for our product candidates may be subject to limitations on the approved conditions of use for which the product may be marketed or to the conditions of approval or may contain requirements for potentially costly additional data generation, including clinical studies. We will be required to report certain adverse reactions and production problems, if any, to the FDA and comparable foreign regulatory authorities, and to conduct surveillance to monitor the safety and efficacy of the product candidate. Any new legislation addressing drug safety or biologics or biosimilars issues could result in delays in product development, approval or commercialization or increased costs to assure compliance.
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
Failure to comply with EU and EU Member State laws that govern conduct of clinical studies, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of the marketing authorization, or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical studies, or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical studies, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.
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
We may become subject to the sustainability disclosure requirements set out in the EU Corporate Sustainability Reporting Directive and the disclosure requirements set out in the EU Taxonomy Regulation.

As a European public company with limited liability, with our registered office in Luxembourg and securities admitted to trading on an EEA‑regulated market, we remain subject to the evolving sustainability reporting and due‑diligence framework in the European Union.

Although the Corporate Sustainability Reporting Directive (“CSRD”) entered into force in January 2023, the EU adopted the “Stop‑the‑Clock” Directive in April 2025, which postpones CSRD reporting by two years for companies scheduled to begin reporting in 2026 and 2027 (“wave 2” and “wave 3” entities), and delays the Corporate Sustainability

Due Diligence Directive (“CSDDD”) transposition and first‑phase application by one year to 2027 and 2028, respectively. Luxembourg has since amended its draft CSRD legislation to align with this EU‑level delay and clarified that companies with financial years beginning in 2024 and ending before the law’s entry into force are not required to publish sustainability information for that year, unless they elect to do so voluntarily.

In December 2025, European policymakers reached a political agreement to substantially narrow the scope of CSRD to companies that exceed both 1,000 employees and €450 million in net turnover, and to reduce the number of required disclosures under the European Sustainability Reporting Standards (“ESRS”).

In parallel, the EU Taxonomy Regulation (Article 8) remains in force, with the Commission issuing new interpretative guidance in 2024 and draft Notice updates in 2025, as well as a 2025 Omnibus Delegated Act aimed at simplifying certain taxonomy‑related disclosures and technical screening criteria, all of which may alter required methodologies or KPIs without reducing our obligation to report Taxonomy‑eligible and Taxonomy‑aligned proportions of turnover, capital expenditure and operational expenditure.

The CSDDD, which entered into force in July 2024, imposes extensive value‑chain due‑diligence obligations and a climate transition‑plan requirement on companies meeting updated thresholds (including ≥1,000 employees and ≥€450 million net worldwide turnover), with application now deferred to July 2028 for the largest companies under the Stop‑the‑Clock Directive; however, the scope may be further reduced as negotiations on additional amendments continue.

As a result of these ongoing EU and national legislative developments, there remains material uncertainty regarding whether and when we will be required to report under the CSRD, the extent of data we must collect and assure under the ESRS and EU Taxonomy, and whether we will fall within the scope of the CSDDD once final thresholds and Luxembourg transposition measures are adopted.

Even if we ultimately fall outside the scope for certain reporting years, investor expectations, lender requirements and market practice may still require us to provide sustainability disclosures comparable to CSRD or CSDDD standards. Implementing and maintaining systems to collect reliable sustainability data across our operations and value chain, conducting double‑materiality assessments, preparing compliant disclosures, and obtaining third‑party assurance will continue to require significant investments of time, resources and expertise, and further amendments or delays to EU legislation may require repeated adjustments to our compliance approach. Any failure to comply with applicable sustainability reporting or due‑diligence obligations once in force could expose us to regulatory enforcement, administrative penalties, reputational damage, and adverse investor or customer reactions, any of which could materially and adversely affect our business, financial condition and results of operations.

Recently enacted and future legislation, including healthcare legislative reform measures, may have a material adverse effect on our business and results of operations.

In the United States and in a number of foreign jurisdictions, legislative and regulatory initiatives intended to reduce healthcare expenditures continue to evolve and may adversely affect the pricing, reimbursement and market access of biologic and biosimilar medicines. These measures could limit the amounts that public and private payers are willing to reimburse, suppress net prices, restrict coverage, or otherwise reduce the commercial potential of our approved products and product candidates.

More broadly, the policies of regulatory authorities—including the FDA, EMA, European Commission, MHRA and other national authorities—with respect to clinical studies, market authorization procedures, post‑approval requirements and exclusivity frameworks continue to evolve. New or amended regulations, including the full implementation of the EU clinical studies Regulation and various modernization initiatives in the UK, may impact the timing, design and cost of our clinical development programs.

If we are slow to adapt to changes in existing requirements, fail to comply with newly adopted requirements, or cannot anticipate how future legislative or policy developments will affect the markets in which we operate, our development plans, commercialization strategy and ability to generate revenue could be adversely affected.
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
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other state and national anti-bribery laws in jurisdictions in which we may conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value improperly to or from recipients in the public or private sector. We have engaged third parties for clinical studies outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, the FCPA imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which requires such companies to maintain complete and accurate books and records and maintain a system of internal accounting controls.
We are also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, as well as by comparable import, export, and sanctions laws and regulations in other jurisdictions. Compliance with applicable regulatory requirements regarding the import and export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries or persons altogether.
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

We and our service providers may be subject to evolving data protection and security laws, regulations, rules, contractual obligations, industry standards, policies, and other obligations regulations, in relation to data privacy and security. The actual or perceived failure to comply with such laws could lead to regulatory investigations or actions, litigations, fines, or penalties, harm our financial condition and operating results and involve distraction from other aspects of our business, or other adverse business consequences.

In the ordinary course of business, we may process personal data and other sensitive data. We are also subject to various laws and regulations globally regarding privacy and data protection, including laws and regulations relating to the collection, storage, handling, use, disclosure, transfer, and security of personal data. The legislative and regulatory environment regarding privacy and data protection is continuously evolving and developing and the subject of significant attention globally. For example, in the EEA we are subject to the EU’s General Data Protection Regulation (“EU GDPR”), which became effective in 2018, and in the United Kingdom, to the United Kingdom’s GDPR (“UK GDPR”). Both regulations impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical studies and adverse event reporting and which provides for substantial penalties for non-compliance.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical studies, but these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties with whom we work. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

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

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (”DPF”) (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the DPF), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there would be no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the EU GDPR’s cross-border data transfer limitations.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or considered “foreign persons” and are majority owned by, organized under the laws of, a primary resident in, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR, require our customers to impose specific contractual restrictions on their service providers. We also publish privacy policies, marketing materials, whitepapers, and other statements, such as statements related to compliance with certain certifications or self-regulatory principles, concerning data privacy, and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
In addition, because of the hybrid work policies we implemented, information that is normally protected, including company confidential information, may be less secure. Cybersecurity and data security threats continue to evolve and raise the risk of an incident that could affect our operations or compromise our business information or sensitive personal data.

If we or our third-party partners fail to comply or are alleged to have failed to comply with data protection and privacy laws and regulations, or if we were to experience a data breach involving personal data, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; orders to destroy or not use personal data; and/or imprisonment of company officials. In addition, under the GDPR, companies may face private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Any associated claims, inquiries, or investigations or other government actions could lead to unfavorable outcomes that have a material impact on our business including through significant penalties or fines, monetary judgments or settlements including criminal and civil liability for us and our officers and directors, increased compliance costs, interruptions or stoppages in our business operations (including clinical studies), delays or impediments in the development of new products, negative publicity, loss of customers, increased operating costs, diversion of management time and attention, or other remedies that harm our business, including orders that we modify or cease existing business practices.
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
We previously identified material weaknesses in the operating effectiveness of our internal control over financial reporting {"ICFR"), including weaknesses related to (i) the sufficiency of trained personnel with appropriate internal control knowledge and experience, (ii) consistent and timely execution and documentation of controls, including adequate review procedures and evaluation of the completeness and accuracy of information used in control execution, and (iii) segregation of duties and certain information technology general controls, including user access and monitoring of service organizations. Certain business process controls that relied on these IT general controls were also deemed ineffective.
During 2025, we continued our multi‑year remediation efforts and made progress in strengthening our control environment, enhancing documentation and review procedures, and improving our information technology and access‑related controls. Although the number and severity of identified deficiencies decreased, the material weaknesses were not fully remediated as of 31 December 2025, and additional time is required to demonstrate sustained, effective operation of certain controls, including in areas such as inventory and human resources/payroll. In addition, while management implemented mitigating procedures and improvements to access governance, certain segregation‑of‑duties and user access conflicts remained open at year‑end.
We continue to implement measures intended to remediate the remaining material weaknesses, including enhancements to the design and execution of controls, improvements to documentation and review processes, strengthened monitoring activities, and ongoing evaluation and refinement of our internal control framework. However, we cannot assure you that the steps we have taken, or expect to take, will be sufficient to remediate the material weaknesses, nor can we assure you that we will not identify additional material weaknesses in the future.
If we are unable to remediate the material weaknesses in a timely manner, or if we are unable to conclude that our internal control over financial reporting is effective, we may be required to devote significant resources to additional remediation efforts, and our independent registered public accounting firm may be unable to issue an unqualified opinion regarding the effectiveness of our ICFR. Any of these outcomes could result in loss of investor confidence in our financial reporting, increased regulatory scrutiny or investigations by the stock exchanges on which our securities are listed, the U.S. Securities and Exchange Commission (the "SEC"), or other regulatory authorities, potential litigation from investors and shareholders, and a decline in the market price of our ordinary shares.
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

Risks Related to our Business Operations, Employee Matters and Managing Growth

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

Moreover, as owners of our manufacturing and research facility in Reykjavik, Iceland, we are responsible for the maintenance, upkeep and improvements of the facility, for obtaining and maintaining all permits related to the facility and activities therein, and a significant disruption at the facility, whether it be due to fire, natural disaster, power loss, intentional acts of vandalism, climate change, war, terrorism, insufficient quality, or cyber-attacks could materially and adversely affect our business. In addition, failure to make timely payments under the loan facility with our financing partners may lead disruptions of our manufacturing facility and to the loss of the facility and equipment therein.

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

Even minor deviations from normal manufacturing processes for any of our products could result in reduced production yields, product defects and other supply disruptions; additionally, FDA will inspect our manufacturing facilities for these issues, and ensure that the processes are satisfactory, before it licenses a BLA made at these facilities. For example, during the last quarter of 2025, FDA issued CRLs for our BLAs for AVT03, AVT05, and AVT06. In these letters, the agency identified deficiencies associated with the manufacturing facilities that must be resolved before the applications may be approved. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, manufacturing facilities for an extended period of time to investigate and remedy the contamination, and any such findings pre-licensure could impact FDA’s ability to license a BLA. Further, any defects or contaminations, or inadequate disclosure relating to the risk of using our products post-approval could lead to recalls or safety alerts, or other enforcement action by regulatory authorities.

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

Our future performance will also depend, in part, on our ability to successfully integrate newly hired executive officers into our management team and our ability to develop an effective working relationship among senior management. Our failure to integrate these individuals and create effective working relationships among them and other members of management could result in inefficiencies in the development and commercialization of our product candidates, harming future regulatory approvals, sales of our product candidates and results of operations. Any change in senior leadership, involves uncertainty and may divert management attention during the transition period. Our ability to maintain stability during this transition, to develop effective working relationships between members of senior management, and to ensure continuity across our development and commercialization efforts cannot be assured. Failure to do so could adversely affect our business, prospects and financial condition. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees.

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

As of 31 December 2025, we had 1,460 employees, including 24 contractors. Additionally, we rely on a number of temporary workers from time to time, as needed. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial, legal and other resources. Our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. In addition, our success depends on our ability to attract and retain a talented workforce with a specialized set of skills. A significant part of our employees are expatriates and may need to obtain work visas in the country of operations. Changes to immigration laws or other restrictions on the movement of persons might make it more difficult for us to attract and retain talented employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of our current and potential future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected and our ability to generate and/or grow revenue could be reduced and our ability to implement business strategy may suffer. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

A breakdown, cyberattack or information security breach could compromise the confidentiality, integrity and availability of our confidential information in internal systems or those used by third party collaborator partners or other contractors or consultants, could compromise the confidentiality, integrity and availability of our confidential information in information technology systems, network-connected control systems and/or our data, interrupt the operation of our business, result in regulatory investigations or actions, litigation, fines, or penalties, and/or affect our reputation.
To achieve our business objectives, we rely on information technology systems, including software, mobile applications, cloud services and network-connected control systems, some of which are managed, hosted, provided, or serviced by third parties. Internal or external events that compromise the confidentiality, integrity and availability of our systems and data can significantly interrupt the operation of our business, result in significant costs, result in government enforcement actions (for example, investigations, fines, penalties, audits, and inspections), result in restrictions on processing sensitive information (including personal data); result in litigation (including class claims); indemnification obligations; and/or adversely affect our reputation and/or place us at a competitive disadvantage resulting from the improper disclosure or theft of confidential information or intellectual property.

Our information technology systems are highly integrated into our business, including our R&D efforts, our clinical and commercial manufacturing processes and our product sales and distribution processes. Further, as certain employees are working remotely, our reliance on our and third-party information technology systems has increased substantially and is expected to continue to increase. The complexity and interconnected nature of our systems make them potentially vulnerable to breakdowns or other service interruptions. Our systems are subject to frequent attempted cyberattacks. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity and are becoming increasingly difficult to detect. Such attacks could include the use of malware, including ransomware or other denials of service, that can be deployed through various means, including the software supply chain, e-mail, malicious websites and/or the use of social engineering. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised. Attacks such as those experienced by governmental entities (including those that approve and/or regulate our products, such as the FDA, the European Commission or EMA) and other multi-national companies, including some of our peers, could leave us unable to utilize key business systems or access or protect important data, and could have a material adverse effect on our ability to operate our business, including developing, gaining regulatory approval for, manufacturing, selling and/or distributing our products.

Our systems and possibly those of permissible third parties also collect, receive, contain, process, generate, utilize, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) a high volume of sensitive data, including intellectual property, trade secrets, financial information, regulatory information, strategic plans, sales trends and forecasts, litigation materials and/or personal information (such as health related data) belonging to us, our staff, customers and/or other parties. In some cases, we and/or permissible third parties use third-party service providers to process, store, manage or transmit such data, which may increase our risk. Intentional or inadvertent data privacy or security breaches (including cyberattacks) or lapses by employees, service providers (including providers of information technology-specific services), nation states (including groups associated with or supported by foreign intelligence agencies), organized crime organizations, “hacktivists” or others, could result in a security incident and cause misuse, disclosure, access, acquisition, loss, or damage to sensitive data, information systems, or other nosiness interruptions.

We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud services, data center facilities, employee email, content delivery to customers, and other functions. Further, Domestic and global government regulators, our business partners, suppliers with whom it does business, vendors and law firms that host our documents and information in connection with transactions or proceedings, companies that provide us or our partners with business services and companies that we may acquire may face similar risks, and security breaches of their systems could adversely affect our security, leave us without access to important systems, products, raw materials, components, services or information or expose our confidential data. As a part of our business, we share confidential information with third parties, such as commercial partners, consultants, advisors, and vendors. We are at risk of our confidential data being disclosed without our consent or lost if these third parties’ servers or databases experience security breaches of their systems. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We have experienced system downtime and attacks, but we do not believe such downtime and attacks have had, either individually or in the aggregate, a material adverse effect on our business or results of operations. We continue to invest in the monitoring, protection, and resilience of our critical and/or sensitive data and systems and have a Security Operations Center ("SOC") provider and 24/7 monitoring of our systems. However, there can be no assurances that our efforts will detect, prevent or fully recover systems or data from all breakdowns, service interruptions, attacks, and/or breaches of our systems that could adversely affect our business and operations and/or result in the loss or exposure of critical, proprietary, private, confidential or otherwise sensitive data, which could result in material financial, legal, business or reputational harm or negatively affect our share price. While we maintain cyber-liability insurance, our insurance is not sufficient to cover it against all losses that could potentially result from a service interruption, breach of our systems or loss of critical or sensitive data. We also cannot be sure that such coverage will continue to be available on commercially reasonable terms or at all or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive data could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnels’, or vendors’ use of generative artificial intelligence (“AI”) technologies.

Our IT Governance ("ITG") and Information Security Management System ("ISMS") may not be sufficient to ensure the effective and efficient use of IT in enabling the organization to achieve business objectives and secure the confidentiality, integrity and availability of critical information technology systems and data.

We take steps designed to detect, mitigate, and remediate vulnerabilities in our information technology systems (such as our hardware and/or software, including that of third parties with whom we work), including through our ITG and ISMS. We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

We have established procedures for IT business continuity and disaster management, with restore tests conducted quarterly. However, there is no guarantee that our business continuity and disaster management procedures will be effective in the event of an actual disaster.

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

Our ISMS may be subject to security breaches or other incidents that could result in misappropriation of funds, disruption to operations, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, as well as other costs and reputational damage. Given the increasing sophistication and evolving nature of these threats, the possibility of security breaches occurring in the future cannot be ruled out. An extended failure of critical system components, caused by accidental or malicious actions, including those resulting from a cybersecurity attack, could result in a significant commercial loss, interruption to operations, loss of access to critical data or systems, unfavorable publicity, damage to reputation, regulatory investigations, fines or penalties, litigation or other claims by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of our information and other business delays or disruptions, any of which could have an adverse effect on our business, financial condition, results of operations and reputation. Further, we may be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing protection technologies, investigating and remediating any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of management and key personnel away from business operations and adversely affect our business, financial condition and results of operations. See also “A breakdown, cyberattack or information security breach could compromise the confidentiality, integrity and availability of our confidential information in internal systems or those used by third party collaborator partners or other contractors or consultants, could compromise the confidentiality, integrity and availability of our confidential information in information technology systems, network-connected control systems and/or our data, interrupt the operation of our business, result in regulatory investigations or actions, litigation, fines, or penalties, and/or affect our reputation.”

The international aspects of our business expose us to business, regulatory, political, operational, financial and economic risks.

We conduct operations and maintain collaborations in multiple jurisdictions, which exposes us to a range of risks that could adversely affect our business, financial condition and results of operations. Accordingly, our future results could be harmed by a variety of factors, including:
• economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

• differing and changing regulatory requirements for product approvals;
•differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
• potentially reduced protection for intellectual property and proprietary rights;
• difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
• changes in global regulations and customs, tariffs and trade barriers;
• foreign‑exchange fluctuations, particularly in EUR, GBP, ISK and CHF, and currency controls;
• changes in a specific country’s or region’s political or economic environment;
• trade protection measures, import or export licensing requirements or other restrictive actions by governments;
• differing reimbursement regimes and price controls in certain non-U.S. markets;
• negative consequences from changes in tax laws;
• compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options or restricted share units granted under our share option schemes or equity incentive plans;
• workforce uncertainty in countries where labor unrest is more common than in the United States;
• litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
• difficulties associated with staffing and managing international operations, including differing labor relations;
• production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
• business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

International activities further subject us to compliance risks under anti‑corruption, sanctions and trade‑control laws, as well as exposure to tariffs, trade restrictions and other protectionist measures. Since August 2025, the United States has implemented a 15% import tariff on goods originating from Iceland, but all pharmaceuticals remain exempt including our biosimilars.

Any of these international risks, individually or in combination, could materially and adversely affect our operations, increase our costs, or limit our ability to commercialize our products globally.

    Risks Related to Ownership of our ordinary shares and Warrants and our Status as a Public Company
The market price and trading volume of our ordinary shares and warrants may be volatile and could decline significantly.
The stock markets, including Nasdaq on which ordinary shares and Warrants are listed under the symbols ALVO and ALVOW, respectively, have from time to time experienced significant price and volume fluctuations. The market price of ordinary shares and Warrants may be volatile and could decline significantly. In addition, the trading volume in ordinary shares and warrants may fluctuate and cause significant price variations to occur. Additionally, any substantial amount of trading or sales in ordinary shares could make it difficult for us to raise capital through the issuance of debt or equity securities in the future. Generally, securities of biopharmaceutical companies tend to be volatile and experience significant price and volume fluctuations. We cannot guarantee that the market price of ordinary shares and Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:
•the realization of any of the risks presented in this Annual Report;
•actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, liquidity or financial condition;
•regulatory decisions with respect to our product candidates;

•additions and departures of key personnel;
•failure to comply with the requirements of Nasdaq U.S., Nasdaq Iceland Main Market, and Nasdaq Stockholm Market;
•announcements of regulatory approval or a complete response letter to our product candidates, or specific label indications or patient populations for use, or changes or delays in the regulatory review process;
•failure to comply with the Sarbanes-Oxley Act or other laws or regulations in the United States, Luxembourg, Iceland, and Sweden;
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

Our ordinary shares are listed on both the Nasdaq in the United States and Nasdaq Iceland Main Market in Iceland, and our SDRs are listed on the Nasdaq Stockholm Main Market in Sweden. The trading of ordinary shares and SDRs in these markets takes place in different currencies (U.S. dollars on Nasdaq, Icelandic Krona on Nasdaq Iceland Main Market, and Swedish Crona on Nasdaq Stockholm Main Market), at different times (resulting from different time zones, different trading days and different public holidays in the United States, Iceland, and Sweden) and with different settlement mechanics. The trading prices of ordinary shares and SDRs on these markets may differ due to these and other factors. Any decrease in the price of ordinary shares on Nasdaq Iceland Main Market could cause a decrease in the trading price of ordinary shares on Nasdaq, or the trading price of SDRs on Nasdaq Stockholm Main Market, and vice versa. Investors could seek to sell or buy ordinary shares or SDRs to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and ordinary shares or SDRs available for trading on the other exchange. Further, the triple listing of ordinary shares and SDRs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for ordinary shares in the United States.

The listing of ordinary shares on Nasdaq Iceland Main Market and SDRs on Nasdaq Stockholm Main Market in addition to our listing in the United States on Nasdaq may result in increased additional compliance risk or may delay or discourage a takeover attempt.

Our ordinary shares are listed on both the Nasdaq and Nasdaq Iceland Main Market, and our SDRs are listed on Nasdaq Stockholm Main Market. Nasdaq Iceland Main Market is a regulated market in Iceland operated by Nasdaq Iceland, the Icelandic stock exchange. Nasdaq Stockholm Main Market is a regulated market in Sweden operated by Nasdaq Stockholm AB, the Swedish stock exchange. Issuers on Nasdaq Iceland Main Market and on Nasdaq Stockholm Main Market are subject to the rules of Nasdaq Iceland Main Market and the rules of Nasdaq Stockholm Main Market, respectively, and the relevant rules and regulations given the fact that the securities of the issuer are admitted to trading on a regulated market.

As a triple-listed Luxembourg company listed on Nasdaq, Nasdaq Iceland Main Market, and Nasdaq Stockholm Main Market, we are subject to reporting requirements and certain other applicable requirements under Luxembourg law, U.S. law, Icelandic law, and Swedish law, including, but not limited to, Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, on market abuse, as amended (“MAR”), the Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, as amended (the

“Transparency Directive”), the Luxembourg law of 23 December 2016, on market abuse, as amended (“Luxembourg Market Abuse Law”), the Luxembourg law of 11 January 2008 on transparency requirements for issuers, as amended (the “Luxembourg Transparency Law”), the Grand-Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities, as amended (the “Luxembourg Transparency Regulation”), Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004, on takeover bids, as amended (the “Takeover Directive”) and the Luxembourg law of 19 May 2006, on takeover bids, as amended (the “Luxembourg Takeover Law”).
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

In December 2025, we issued $108 million of the 2025 Convertible Bonds. These bonds are due 2030, carry a 6.875% coupon and include a conversion right into SDRs at an initial conversion price of $5.9224 per share, subject to antidilution adjustments and a one‑time conversion price reset in connection with certain qualifying equity raises. If the holders of the 2025 Convertible Bonds elect to convert their bonds, we will be required to issue a variable number of additional ordinary shares, resulting in dilution to existing shareholders.

In connection with the Convertible Bonds, a concurrent “Delta Placement” of approximately $56 million of existing SDRs was undertaken to facilitate hedging activity by bondholders. In addition, a stock‑lending facility was established to provide shares for hedging purposes for the duration of the bonds. Although we did not receive proceeds from the Delta Placement, these arrangements increase the number of shares available for trading, which may place downward pressure on the price of our ordinary shares or increase share‑price volatility.

Given the number of ordinary shares underlying SDRs expected to be issued to bondholders in connection with the conversion of the Convertible Bonds, the sale of shares by the bondholders, or the perception in the market that the holders of a large number of shares intend to sell their shares, could increase the volatility of the market price of ordinary shares or result in a significant decline in the public trading price of ordinary shares.

Our Warrants are exercisable for ordinary shares, the exercise of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As a result of the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech (the “Business Combination”) on 15 June 2022 (the “Closing Date”), we have outstanding Warrants to purchase an aggregate of 10,916,647 ordinary shares that are exercisable in accordance with the terms of the warrant agreement, dated 21 September 2020 by and between Oaktree Acquisition Corp. II ("OACB") and Continental Stock Transfer & Trust Company, as warrant agent, governing OACB’s outstanding warrants, which was assigned to and assumed by Alvotech pursuant to that certain Assignment, Assumption and Amendment Agreement dated as of 15 June 2022 (the “Warrant Agreement”).
These warrants became exercisable on 15 July 2022. The exercise price of these warrants is $11.50 per share, or approximately $125.5 million, assuming none of the warrants are exercised through “cashless” exercise. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and increase the number of shares eligible for resale in the public market. On 2 March 2026, there were 9,943,434 warrants entitling the holders to acquire one ordinary share at a price of $11.50 (the "Warrants") outstanding, the last reported sales price of our ordinary shares was $3.96 per share and the last reported sales price of our Warrants was $0.56 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of ordinary shares. See “—The Warrants may never be in the money, and they may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Warrants approve of such amendment.”
The Warrants may never be in the money, and they may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Warrants approve of such amendment.
There is no guarantee that the warrants will ever be in the money and, as such, the Warrants may expire worthless. For example, between 1 January 2025 and 2 March 2026, the last reported sales prices of our ordinary shares on Nasdaq fluctuated between $13.52 on 10 January 2025 and $3.96 on 2 March 2026.
The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity, correct any defective provision or correct any mistake, amend the definition of “Ordinary Cash Dividend” or add or change any provisions with respect to matters or questions arising under the Warrant as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the warrant holders, but requires the approval by the holders of at least 50% of the then-outstanding Warrants, other than the private placement warrants so long as they are held by Oaktree Acquisition Holdings II, L.P. (the “Private Placement Warrants”), to make any change that adversely affects the interests of the registered holders of Warrants. Accordingly, we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the Private Placement Warrants, 50% of the number of the then outstanding Private Placement Warrants. Although our ability to amend the terms of the Warrants with the consent of at least 50% of the then-outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of a Warrant.
We may redeem the Warrants prior to their exercise at a time that is disadvantageous to the holder, thereby making such warrants worthless.
We may redeem the Warrants prior to their exercise at a time that is disadvantageous to the holder, thereby making such Warrants worthless. We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrant holders. We will not redeem the Warrants as described above unless a registration statement under the Securities Act covering ordinary shares issuable upon exercise of such Warrants is effective and a current prospectus relating to those ordinary shares is available throughout the 30-day redemption period. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force holders (i) to exercise the Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the Warrants at the then-current market price when holders might otherwise wish to hold the Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the Warrants.

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
We qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities.
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
As a foreign private issuer, we are also permitted to follow home country practice in lieu of certain corporate governance rules of the Nasdaq, including those that require listed companies to have a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As of 31 December 2025, four of our seven directors are independent as defined in Nasdaq listing standards and applicable SEC rules. As long as we rely on the foreign private issuer exemption, a majority of our board of directors will not be required to be independent directors and our compensation committee will not be required to be composed entirely of independent directors. Accordingly, holders of our securities may not have the same protections afforded to shareholders of listed companies that are subject to all of the applicable corporate governance requirements.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject us to U.S. GAAP reporting requirements which may be difficult for us to comply with.
As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to our status on 30 June 2026.

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
As of the date hereof, our two largest shareholders, Alvogen Lux Holdings S.à r.l. (“Alvogen”) and Aztiq Pharma Partners SARL ("Aztiq"), own approximately 62.2% of our ordinary shares. As a result of their ownership interest and other contractual rights, these shareholders exercise significant influence over all matters requiring shareholder approval, including the appointment of directors and the approval of significant corporate transactions. Such corporate action might be taken even if other shareholders oppose them. This ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination that may be in the best interest of us and any other shareholder. This ownership and control may be used to prevent us from raising additional funds through the sale of equity which may make it more difficult for us to finance our operations.
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
Based on our analysis of our income, assets, activities and market capitalization, we believe that we were not treated as a PFIC for our taxable year ended 31 December 2025. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of ordinary shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our domestic and foreign earnings. The One Big Beautiful Bill Act enacted in 2025 (the “OBBBA”), the IRA, the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020 (the “CARES Act”), and the Tax Cuts and Jobs Act enacted in 2017 (the “TCJA”) made many significant changes to the U.S. Internal Revenue Code of 1986, as amended. Future guidance from the Internal Revenue Service and other tax authorities with respect to any legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation or sunset in future years. Changes in or interpretations under the OBBBA, the TCJA, the IRA, or other tax legislation, or the enactment of new tax legislation, could increase our future tax liability, which could in turn adversely impact our business and future profitability.
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
As of 31 December 2025, Alvotech hf., the Icelandic operational entity, had net operating loss (“NOL”) carryforwards. There can be no certainty that we will generate revenues, in the foreseeable future, if ever, and we may never achieve profitability. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. In the absence of their utilization, any increased liabilities could adversely affect our business, results of operations, financial position and cash flows.
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
Item 4.         Information on the Company.
A.History and Development of the Company

Alvotech hf. was founded in 2013 in Reykjavik, Iceland with the aim of creating a highly integrated platform company focused exclusively on developing and manufacturing biosimilars for the global market. Our mission is to improve patient lives and the sustainability of the global healthcare ecosystem by broadening the availability and accessibility of biosimilars.
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

Our actual capital expenditures for the years ended 31 December 2025, 2024, and 2023 amounted to $64.5 million, $53.7 million and $33.2 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, leasehold improvements, lab equipment, and computer equipment in Iceland.
B.Business Overview
Company Overview
We are a vertically integrated biotechnology company focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Our mission is to improve the health and quality of life of patients around the world by broadening the availability and accessibility of proven treatments for various diseases. Since our inception, we have built our company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars R&D and manufacturing platform; commercial partnerships in global markets; and a diverse, expanding portfolio and pipeline addressing many of the largest disease areas and health challenges globally.
A biosimilar is a biological medicine made with living cells, taken from plants, animals or bacteria, that is highly similar to and has no clinically meaningful differences from an existing approved biological, or reference product. Much as generics do for off-patent small-molecule drugs, biosimilars provide a cost-effective alternative with no clinically meaningful difference to biologic medicines whose patent exclusivity has expired. Many patient, policy, industry and regulatory organizations share our view that the availability of quality, affordable biosimilars is critical to the long-term sustainability of health systems and medical innovation globally. Cost savings generated by biosimilars can be used to treat more people and to sustain the cost of investment in the next generations of innovative therapies.

We aim to improve the health and quality of life of patients around the world, broadening the availability and accessibility of biosimilars by becoming a leading supplier of biosimilars globally. To do this, we have invested over $2 billion to build a comprehensive platform for developing and manufacturing biosimilars at scale. Our vertically integrated platform is designed to enable us to execute the product development and scale-up process in-house: from identifying therapeutic areas and target product candidates with significant unmet patient and market need through R&D, leveraging gold-standard host cell lines, cell-culture processes and cGMP manufacturing, clinical testing, and regulatory approvals. In order to give our products global reach with local expertise, we have formed strategic commercialization partnerships with leading pharmaceutical companies covering global markets. We license our biosimilars intellectual property to our commercialization partners in exchange for development and commercialization milestone payments and royalties on sales.

Developing and manufacturing biosimilars is a time-consuming, capital intensive, complex and historically uncertain undertaking. We currently have five approved products and an additional thirty product candidates in our pipeline targeting various serious diseases with unmet patient and market need treating autoimmune, eye, respiratory and hematological disease, as well as cancer.
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

We have five commercialized products approved in major markets.

AVT02, our biosimilar to Humira (adalimumab)

Our biosimilar to Humira (adalimumab) has been approved in various major markets including the U.S., Canada, UK and European Economic Area. Adalimumab is a TNF-alpha inhibitor, and is indicated for patients with Rheumatoid Arthritis, Psoriatic Arthritis, Ankylosing Spondylitis, Ulcerative Colitis and Crohn’s Disease.

AVT04, our biosimilar to Stelara (ustekinumab)

Our biosimilar to Stelara (ustekinumab) has been approved for marketing in various major markets including the U.S., Canada, UK, European Economic Area, and Japan. Ustekinumab is a human interleukin-12 (IL-12) and IL-13 antagonist, and is indicated for patients with Plaque Psoriasis, Psoriatic Arthritis, Crohn’s Disease and Ulcerative Colitis.

AVT05, our biosimilar to Simponi (golimumab) and biosimilar candidate for Simponi Aria (golimumab)

Our biosimilar to Simponi (golimumab) has been approved for marketing in the UK, European Economic Area and Japan. Golimumab is a TNF inhibitor indicated for the treatment of patients with Rheumatoid Arthritis, Psoriatic Arthritis, Ankylosing Spondylitis and Ulcerative Colitis. Simponi refers to the originator biologic in a prefilled syringe or autoinjector presentation, while Simponi Aria refers to the originator biologic in a vial presentation.

AVT06, our biosimilar to Eylea (aflibercept)

Our biosimilar to Eylea (aflibercept) has been approved for marketing in the UK, European Economic Area and Japan. Aflibercept is a vascular endothelial growth factor (VEGF) inhibitor indicated for the treatment of patients with Neovascular (Wet) Age-Related Macular Degeneration (AMD), Macular Edema following Retinal Vein Occlusion (RVO), Diabetic Macular Edema (DME) and Diabetic Retinopathy (DR).

AVT03, our biosimilar to Prolia/Xgeva (denosumab)

Our biosimilar to Prolia and Xgeva, which both contain denosumab, has been approved in the UK, European Economic Area and Japan. Denosumab is a RANK ligand inhibitor. Prolia refers to the originator in a pre-filled syringe and Xgeva refers to the originator in a single-dose vial presentation. Prolia is indicated for the treatment of postmenopausal women and men with osteoporosis at a high risk for fracture, glucocorticoid-induced osteoporosis in men and women at high risk for fracture, and to increase bone mass in men and women at high risk for fracture receiving therapy for cancer while Xgeva is indicated for the prevention of skeletal-related events in patients with multiple myeloma and in patients with bone metastases from solid tumors, treatment of hypercalcemia of malignancy refractory to bisphosphonate therapy as well as for the treatment of adults and skeletally mature adolescents with giant cell tumor of bone.

Our Pipeline

AVT16 and AVT80, our proposed biosimilars to Entyvio (vedolizumab)

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

ATV16 is a proposed biosimilar to Entyvio in a formulation for intravenous injection, while AVT80 is a proposed biosimilar in a prefilled syringe for subcutaneous injection. We have conducted a pharmacokinetic study comparing the pharmacokinetics, safety and immunogenicity of AVT80 to Entyvio in healthy participants.

AVT23, our proposed biosimilar to Xolair (omalizumab)

Xolair (omalizumab) contains an antibody that targets free IgE and is used to treat patients with allergic asthma, chronic spontaneous urticaria (CSU) and nasal polyps. In 2023, we announced an agreement with Kashiv Biosciences LLC ("Kashiv") to in-license AVT23. The agreement covers all 27 countries of the European Union, plus the UK, Australia, Canada, and New Zealand. Under terms of the agreement, has an exclusive license to commercialize AVT23, which will be developed and manufactured by Kashiv.

Marketing approval applications for AVT23 are currently pending both with authorities in the European Union and the UK . A pharmacokinetic (PK) comparability study has been completed, with results demonstrating that AVT23’s bioavailability, safety, tolerability and immunogenicity are comparable to those of Xolair.

AVT29, our proposed biosimilar to Eylea HD (8 mg aflibercept)

Eylea HD (8 mg aflibercept) is a high-dose version of Eylea (2 mg aflibercept), the reference product for our approved biosimilar AVT06. Aflibercept binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability. It is indicated for neovascular (wet) age-related macular degeneration (AMD), visual impairment due to macular oedema secondary to retinal vein occlusion (branch RVO or central RVO), diabetic macular oedema (DME) and diabetic retinopathy (DR). AVT29 is in pre-clinical development.

AVT32, our proposed biosimilar to Keytruda (pembrolizumab)

Keytruda (pembrolizumab) is indicated for the treatment of various cancers. Pembrolizumab is a humanized monoclonal antibody that binds to the PD-1 receptor, releasing PD-1 pathway-mediated inhibition of the immune response, including the anti-tumor immune response. In 2025, we announced that Alvotech had entered into a collaboration and license agreement with Dr. Reddy’s Laboratories Ltd. (“Dr. Reddy’s”) to co-develop, manufacture and commercialize a biosimilar to Keytruda for global markets. Under the terms of the agreement, the parties will be jointly responsible for developing and manufacturing the biosimilar candidate and sharing costs and responsibilities. Subject to certain exceptions, each party will have the right to commercialize the product globally. AVT32 is currently in pre-clinical development.

AVT10, our proposed biosimilar to Cimzia (certolizumab pegol)

Cimzia (certolizumab pegol) is a TNF-alpha inhibitor indicated for a variety of inflammatory diseases. In 2025 acquired all IP related to the development of the biosimilar candidate to Cimzia as part of the acquisition of the R&D operation of Xbrane Biopharma AB. Pre-clinical development by Alvotech continues under the program name AVT10.

Additional disclosed programs in our pre-clinical pipeline

In addition to a number of undisclosed biosimilar candidates in early stage development, Alvotech has disclosed that it is developing AVT19, a proposed biosimilar to Dupixent (dupilumab), AVT28, a proposed biosimilar to Taltz (ixekizumab), AVT34, a proposed biosimilar to Imfinzi (durvalumab), AVT41, a proposed biosimilar to Tremfya (guselkumab), AVT48, a proposed biosimilar to Ilaris (canakinumab), AVT65, a proposed biosimilar to Kesimpta (ofatumumab) and AVT87, a proposed biosimilar to Hemlibra (emicizumab).
Our Market Opportunity
Background on Biologics
Biologic medicines (biologics) are complex pharmaceutical products that typically contain one or more active substances made by or derived from a biological source. Conventional medicines are typically chemically synthesized small molecules that are easily identified and characterized; in contrast, biologics are large, complex molecules that require unique characterization techniques and generally tend to be sensitive to heat and microbial contamination. The creation, innovation, and advancement of biologics are the result of cutting-edge research and these medicines have provided novel treatments for a variety of illnesses such as rheumatoid arthritis, Crohn’s disease, ulcerative colitis, psoriasis, multiple sclerosis, age-related macular degeneration, diabetic macular edema and numerous types of cancer. Biologics are designed to have very specific effects and to interact with specific targets in the patient’s body, mainly on the outside of cells. A more targeted mechanism of action leads to a greater chance of the medicine having the desired effect against the disease and results in fewer side effects compared to traditional medicines. The effectiveness of biologics has led to an increase of investment in R&D within the pharmaceutical sector for biologic medicines.
Background on Biosimilars
A biosimilar is a biological medicine that is highly similar to and has no clinically meaningful differences from an existing approved biological, or reference product. Biosimilars are approved according to the same standards of pharmaceutical quality, safety and efficacy that apply to all biological medicines and typically have the same amino acid sequence.
Biosimilars offer a lower cost alternative to their name-brand reference products, and have no clinically meaningful difference in terms of safety, purity or potency when compared to reference products. Because they are designed to be highly similar to already approved biologics, the success rate for developing biosimilars is considerably higher, and the R&D cost proportionally much lower. While the average originator biologic takes an average of 12 years to develop at a cost of more than $2.5 billion, the average biosimilar can usually be developed six to nine years and at a cost of between $100.0 to 200.0 million. Further, this is significantly different to generics, which are simpler to manufacture, can typically developed in two years or less at a cost of less than $10 million, and without needing clinical studies.
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

•Platform: At the heart of our strategy is our fully integrated biosimilars platform. We have a purpose-built facility with a footprint of approximately 280,000 square feet that includes R&D, process, quality, manufacturing and headquarters in Reykjavik, Iceland. In 2025, we acquired the R&D operations of Xbrane, Biopharma AB and started building out an additional R&D and Quality hub in Stockholm, Sweden. We also acquired the operations of Ivers Lee in Switzerland, which handles packaging and device assembly for Alvotech. Additionally, we have cell line, process, analytics and glycoprotein characterization sites in Germany; a regulatory, legal and government affairs office in the United States; a center supporting technical operations, R&D, quality and regulatory in India; and an R&D, clinical, and regulatory strategy center in Switzerland. This infrastructure and know-how enables us to have a full set of capabilities and control, from analysis of reference products and cell line development through fill-and-finish cGMP manufacturing and regulatory approvals. Further, it provides us the ability to innovate efficiencies in every step of the process and project those cost-savings throughout our portfolio. We have demonstrated manufacturing capabilities using both of the two most widely-used host cell lines — Chinese hamster ovary (“CHO”) and SP2/0 — as well as cell culture processes, fed batch and perfusion.

•Portfolio and Pipeline: In addition to five approved biosimilars, we are currently advancing a portfolio and pipeline of multiple biosimilar candidates through the development and regulatory process. Our portfolio and pipeline covers a variety of therapeutic areas, including immunology, eye disorders, bone disease, respiratory disease, hematology and cancer. Where possible, we seek to develop differentiated products as is the case with our first launched product, AVT02, a biosimilar to Humira. We also seek to offer the first or one of the first biosimilars in a given market, as was the case with our second launched product, AVT04 (ustekinumab), our biosimilar to Stelara which was the first to launch in Japan and the European Economic Area and AVT05 (golimumab), our biosimilar to Simponi which was the first to launch in the UK, Japan and the European Economic Area.
•Commercial Partnerships: We have formed a global network of strategic commercial partnerships to ensure that our products can reach the patients in geographies across the world. Our partners include Teva (U.S.), STADA (EU), Fuji Pharma Co., Ltd (Japan), JAMP Pharma (Canada), Advanz Pharma (EEA, U.K., Switzerland, Canada, Australia and New Zealand) and Dr. Reddy's (Global) among many others. Our partners’ deep knowledge of the markets and economic, regulatory, payor and reimbursement landscapes in the countries they serve optimizes our commercial opportunity and ability to reach patients in these markets in a way we could not do on our own. We partner only with trusted, market leaders and develop close strategic relationships with these partners that align our interests and the partners’ interests for success.
•People: As of 31 December 2025, we employ around 1,500 people around the world. Over 89% of our workforce is dedicated to manufacturing and development of biosimilars. We seek to attract and retain the highest quality talent in order to achieve our mission and execute our strategy.
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
•We believe that we have certain intrinsic business and operational qualities that may favorably position us to optimize our ESG impact, including the location of our headquarters and manufacturing in Iceland. This enables us to minimize our environmental impact by conducting our principal operations using nearly 100% renewable energy and in a geography with abundant cold and hot water. We intend to make a difference for patients around the world by working strategically towards increasing patient access to medicines, supporting the sustainability of health care systems.
Our Platform

We believe that the nature and quality of our platform to be a key competitive advantage for Alvotech. Our vertically integrated platform enables us to innovate and systematically develop and manufacture biosimilar medicines. We consider this ability, and that our platform can generate and capture efficiencies all along the research and development, manufacturing and sales and marketing chain, to be fundamental advantages when competing with both originator and other biosimilar companies in quality, cost and speed to market.
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
Early phase development
In this phase of development it is vital to establish a manufacturing process that delivers highly similar product to the reference product. This starts with cell line development activities, where clones having characteristics similar to the reference product with acceptable productivity are selected. Following this a competitive commercial manufacturing process for drug substance and drug product is developed to deliver a product that is highly similar to the reference product, enabling future investment in cGMP manufacturing. Numerous characterization methods are also applied to ensure our biosimilar candidate is highly similar to the reference product in structure and function. Significant time and effort is spent on this similarity evaluation to enable a streamlined clinical program in subsequent development phases with a higher probability of success.
Pre-clinical development and cGMP manufacturing
In this phase, the manufacturing process is scaled-up up from small pilot scale batches to commercial scale in a commercial site. The goal is to manufacture product with a high degree of analytical similarity to the reference product while also confirming the highest quality product is produced.
In parallel, regulatory authorities in the U.S., EU, and other geographies are engaged to discuss the overall development strategy, in order to ensure the ultimate submission package is approvable in all major regions. Non-clinical studies may also be conducted as required, based on the individual biosimilar program and alignments with regulatory authorities.
Clinical studies
Clinical studies are conducted in this phase to support product registration. Typically, a PK study is performed to demonstrate PK equivalence of the proposed biosimilar to the approved reference product. Authorities regulating the development of biosimilars such as the FDA and EMA have signaled that in the future the larger confirmatory clinical efficacy safety studies involving patients may no longer be required for the approval of many biosimilars.
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

Manufacturing & Supply
Manufacturing Facilities
Our corporate headquarters, main manufacturing site and a large part of our R&D division are located in Reykjavik, Iceland. This facility provides us with purpose-built cGMP and has highly integrated capabilities for producing biosimilars at scale. The facility is currently approximately 280,000 square feet and utilizes single-use technology to manufacture drug substance and drug product. It houses our R&D, quality control and quality assurance teams and has an active and valid cGMP certificate issued by the Icelandic Medicines Authority authorizing Investigational Medicinal Product and commercial manufacturing. The facility has also been inspected multiple times by global authorities and is approved for manufacturing by the FDA, EMA, PMDA (Japan), Health Canada and others.

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
AVT02 (adalimumab) and certain other products within our pipeline require the use of auto-injector devices. We work closely with our vendors in order to assure availability and manage risk through inventory management and relationship management. Our current arrangement with our supplier utilizes a proprietary design.
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
Sales and Marketing

We are selling AVT02 (adalimumab) in over 30 markets globally, including in European countries under the trade name HUKYNDRA and in the U.S. and Canada under the trade name SIMLANDI. We are selling AVT04 (ustekinumab) in the U.S. under the trade name SELARSDI, in Europe under the tradename UZPRUVO, in Canada under the tradename JAMTEKI, and in Japan under the tradename USTEKINUMAB BS (F). By the end of 2025, we had received marketing approvals for AVT03 (denosumab) in the UK and European Economic Area, where it will be marketed as XBONZA,

OSSVI, ZVOGRA and KEFDENSIS, and in Japan where it will be marketed as DENOSUMAB BS. We also received marketing approvals for AVT05 (golimumab) in the UK and European Economic Area, where it will be marketed as GOBIVAZ, and in Japan where it will be marketed as GOLIMUMAB BS. Finally, we had also received marketing approval for AVT06 (aflibercept) in the UK and European Economic Area, where it will be marketed as MYNZEPLI and AFIVEG, and in Japan where it will be marketed as AFLIBERCEPT BS. At the end of 2025, launch activities had commenced with our respective commercial partners for AVT03 (denosumab), AVT05 (golimumab), and AVT06 (aflibercept).

A breakdown of product revenue is presented by region below:

USD in thousands	2025		2024
	Product Revenue	% Total	Product Revenue	% Total
Europe	152,201	55.1%	56,574	20.7%
USA	105,889	38.3%	195,526	71.5%
Rest of World	18,181	6.6%	21,372	7.8%
	276,271	100%	273,472	100%

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
Under the supply component of the partnership agreements, typically we will manufacture, supply and deliver the product to each partner, and the partner will buy the product exclusively from us. The purchase price for each commercial partner, unless specifically noted otherwise in the description of the partnership agreements below, is a royalty of between 35% and 55% of the estimated net selling price or an agreed-upon applicable floor price, whichever is higher, for the duration of the agreements. The floor price is a minimum price per unit specific to each presentation to be paid by the commercial partner for the product, and is determined per each presentation and product taking into consideration Cost of Goods of manufacturing, supply and commercial market environment. Under certain partnership agreements, we may be eligible to receive additional royalty payments in periods where sales exceed certain targets. As is customary, the partnerships are concluded for durations of ten to twenty years. We recognized $276.3 million of product revenue and

$310.1 million of license and other revenue, resulting from the commercial partnerships, for the year ended 31 December 2025. Refer to Note 5 of the consolidated financial statements included elsewhere in this Form 20-F for further details on the revenue recognized under these agreements.
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
Our principal partners and partnerships include:
United States—Teva
In August 2020, we entered into a license and development agreement with Teva (as amended to date, the “Teva LDA”), pursuant to which we granted Teva an exclusive license to use, import, commercialize and market products containing the following products and product candidates: AVT02, AVT04, AVT05, AVT06, AVT16, AVT28, AVT29, AVT41 and AVT80 in the United States and each of its territories (the “Teva Territory”). Until August 2025, Teva also had a right of first negotiation for the commercialization and marketing of future products in the Teva Territory.
As consideration for the rights granted to Teva under the LDA, Teva has made upfront and milestone payments for an aggregate amount of $150 million, including $40.0 million in upfront payments and $110.0 million in development and performance milestone payments, (as of 31 December 2025). Additionally, we are eligible to receive additional aggregate payments of up to $465.0 million upon the achievement of various regulatory, commercial, supply and sales milestones.
The Teva LDA expires on a product-by-product basis ten years from the first commercial sale of a product, subject to possible one-year extensions. Either party may terminate the LDA on a product-by-product basis for any material breach by the other party, or if either party reasonably believes that there is a material safety issue with respect to such product. Teva may terminate the LDA on a product-by-product basis within certain time periods, if it reasonably demonstrates a lack of commercial viability for such product and we retain already paid milestone payments and allowed to partner with someone else. Either party may also terminate the LDA upon insolvency of the other party. The LDA will automatically terminate as a whole upon the termination of the Teva Product Supply Agreement (defined below), or in part with respect to any product if the Teva Product Supply Agreement is terminated with respect to such product.
In connection with the Teva LDA, we also entered into a product supply agreement with Teva in August 2020 (the “Teva PSA”) for the manufacture and supply of each product in the Teva Territory covered by the Teva LDA. Pursuant to the Teva PSA, Teva will remit approximately 40% of its in-market sales to us in the form of sales-based royalties.
The Teva PSA expires on a product-by-product basis until the expiration or termination of the Teva LDA in respect of that product or termination of the Teva LDA as a whole. Either party may terminate the Teva PSA, among other reasons, on a product-by-product basis for any material breach by the other party or if the BLA approval for a product in the Teva Territory is revoked by a regulatory authority due to a health, safety or efficacy concern. We have the right to terminate the Teva PSA if Teva fails to fulfill the minimum quantity of each product.

Europe—STADA
Alvotech has entered into a number of license and supply agreements with STADA pursuant to which we granted STADA licenses on an exclusive or semi exclusive basis (depending on the market) to import, commercialize and market certain products containing AVT02, AVT03, AVT04 and AVT06 in the European Union and certain other countries. Under these agreements, we are required to provide, and STADA is required to obtain, all of STADA’s requirements of the licensed products for a defined period of time. We are also obligated to develop the licensed products, including performing all pre-clinical and clinical activities required to submit grants to obtain marketing authorizations for the licensed products in the EU and certain other countries, whereas STADA is required to use all commercially reasonable efforts to sell, market, import and store the licensed products and we have the right to terminate if STADA does not launch after fulfilment of certain conditions. STADA will remit approximately 40% of its in-market sales to us in the form of sales-based royalties.

Under the terms of these agreements, STADA made upfront payments of $6.7 million and $97.9 million in development and performance milestone payments up to 31 December 2025. Additionally, we are eligible to receive aggregate payments of up to an additional $8.0 million upon the achievement of certain, regulatory, commercial, manufacturing and sales milestones.
Europe - Advanz
On 6 February 2023, Alvotech announced that it had entered into an exclusive agreement with Advanz Pharma, for the commercialization of AVT23, a proposed biosimilar to Xolair (omalizumab). The agreement covers the European Economic Area, UK, Switzerland, Canada, Australia and New Zealand. According to the agreement, Alvotech will be responsible for development and manufacture, while Advanz Pharma will handle registration and commercialization. The parties have subsequently expanded their partnership to include Simponi (golimumab) and Entyvio (vedolizumab) and further to AVT06, our proposed biosimilar to Eylea (aflibercept) low dose (2 mg), and AVT29, our biosimilar candidate for Eylea high dose (8 mg). as well as three additional early-stage, undisclosed biosimilar candidates. Under these agreements, we will be responsible for development and commercial supply, and Advanz Pharma will be responsible for registration and commercialization. Advanz Pharma has exclusive commercialization rights in Europe, except, for AVT06 and AVT29 only, in Germany and France where the rights are semi-exclusive. These agreements includes an upfront payment to us with subsequent payments upon certain development and commercialization milestones.
Under the terms of the agreements detailed above, Advanz Pharma made upfront payments of $191.8 million in development milestone payments up to 31 December 2025. Additionally, we are eligible to receive aggregate payments of up to an additional $578.7 million upon the achievement of certain, regulatory, commercial, manufacturing and sales milestones.
Other principal contracts include: Fuji Pharma (Japan), Kashiv Biosciences (Europe, Australia, Canada and New Zealand), Sandoz (Canada, Australia and New Zealand), Dr. Reddy's (U.S., EU, and UK), Cipla/Cipla Gulf/Cipla Medpro (South Africa/Africa), Bioventure/ Mubadala (Middle East and Africa ), Abdi Ibrahim (Turkey), Kamada (Israel), MegaLabs, Stein, Tuteur and Saval (Latin America).
Other Material Agreements, Partnerships and Suppliers
Secured Loan Facility executed in June 2024

On 7 June 2024, the Company entered into a $965.0 million Secured Loan Facility, enabling the Company to improve cost of capital, address upcoming debt maturities in 2025 and add incremental cash to the statement of financial position. Upon the closing of the Secured Loan Facility, the Company was required to settle its existing debt obligations.
On 10 July 2024, the Company closed its previously executed Secured Loan Facility. The closing has allowed Alvotech to refinance outstanding debt obligations, reducing the cost of capital and improving its overall debt maturity profile. The Secured Loan Facility, for $965.0 million in aggregate principal amount, matures in July 2029. The first tranche is a first lien $900.0 million term loan which bears an interest rate of SOFR plus 6.5% per annum (the "First Tranche Facility"). The second tranche is a $65.0 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum (the "Second Tranche Facility"). This resulted in the concurrent settlement of its existing debt obligations as described below.
The refinancing resulted in net cash proceeds of $140.5 million after transaction costs paid of $32.6 million. The Group has pledged key assets, including trade receivables, inventory, bank accounts, equity interests in its subsidiaries, intellectual property, equipment (1st lien pledge), and the manufacturing facility (2nd lien pledge) as collateral to secure the Secured Loan Facility.
On 26 June 2025, the Company entered into an amendment (the “Amendment”) of its Secured Loan Facility, by and among, among others, Alvotech, as borrower, GLAS USA LLC, as administrative agent, GLAS Americas LLC, as collateral agent, and the Lenders thereto, which provides for, among other things, the reduction of the interest rate under the Company’s existing Secured Loan Facility. In conjunction with this Amendment, part of the Lenders agreed to increase the first tranche by $169.0 million in order to absorb the second tranche, thereby creating one single tranche going forward, further simplifying the Company’s capital structure. The interest rate for this Secured Loan Facility is SOFR plus 6.0% per annum, and all interest will be payable in cash. The Company used the proceeds of the new incremental senior secured term loans to prepay its existing second tranche, to prepay a portion of its existing first tranche, and to pay related premiums, closing payments, fees, costs and expenses.

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
Convertibles Bonds issued in December 2025
On 22 December 2025, the Company issued $108 million of senior unsecured convertible bonds due 2030 (the “2025 Convertible Bonds”). The 2025 Convertible Bonds were issued at par, bear a 6.875% fixed coupon payable semi‑annually in arrears, and mature on 22 December 2030.
Bondholders may convert their bonds into SDRs beginning on the 41st day after issuance and until ten business days prior to maturity. The initial conversion price is $5.9224, subject to customary anti‑dilution adjustments and full dividend protection. A one‑time reset of the conversion price may occur if we complete one or more Qualifying Equity Capital Raises (as defined in the bond agreement) totaling at least $50 million within 24 months after issuance, subject to a formulaic floor.
Alvotech may redeem the bonds at par plus accrued interest:

•On or after 12 January 2029, if the SDR trading price is at least 150% of the conversion price over a specified trading period;
•Upon certain tax events requiring a gross‑up; and
•If less than 10% of the bonds remain outstanding (cleanup call).
Bondholders may require redemption at par plus accrued interest upon a Change of Control, Free Float Event (free float below 25% for 10 consecutive days), or Delisting (as defined in the bond agreement). Bondholders may alternatively convert at a Relevant Event Conversion Price, subject to a floor (as defined in the bond agreement).
As a part of the transaction Alvotech provided a stock lending facility for the duration of the 2025 Convertible Bonds (unless bought back, redeemed or converted, in which case it will be reduced on a pro rata basis) for the purpose of facilitating convertible bond investors' hedging activities. The full number of shares underlying the 2025 Convertible Bonds will be made available through a stock lending facility. The stock lending facility will remain in place for the duration of the Convertible Bonds.
Concurrently with the placement of the 2025 Convertible Bonds, a placement of existing Shares was executed (the “Concurrent Delta Placement”) on behalf of the convertible bonds investors hedging their market exposure. The number of Shares sold was determined by the allocation of the 2025 Convertible Bonds and amounted to approximately $56 million. The Share price in the Concurrent Delta Placement was set to $4.7379. The Company received no proceeds from this placement.
To support liquidity for hedging, Alvotech Manco ehf provided a share lending facility covering up to 100% of the SDRs underlying the bonds. In addition, ATP Holdings ehf and Alvogen committed to acquire up to $60 million of SDRs not taken up in the Delta Placement. These arrangements do not modify the bondholder rights under the 2025 Convertible Bonds.
The 2025 Convertible Bonds constitute senior unsecured obligations of Alvotech, ranking pari passu with all other unsubordinated unsecured indebtedness. No collateral or guarantees were provided.
Senior Term Loan Facility executed in December 2025
On 31 December 2025, the Company entered into a $100 million Senior Term Loan Facility maturing in December 2027. The facility bears 12.50% cash interest, payable monthly, and is repayable in full at maturity. The facility includes customary optional and mandatory prepayment provisions, including make‑whole and prepayment premiums, as well as standard excess‑cash‑flow and asset‑sale sweep requirements. The obligations under the facility are senior secured and include customary collateral and guarantee arrangements.
The facility also contains customary affirmative and negative covenants, financial reporting requirements, and default provisions typical for a secured term loan structure.
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
The specific characteristics of the competitive landscape for each of our publicly announced product development programs include but are not limited to:

The specific characteristics of the competitive landscape for each of our approved biosimilars include but are not limited to:

AVT02. In addition to AbbVie’s (the originator’s) reference product, we can face competition from other approved biosimilars for Humira (adalimumab) in the U.S. and EEA, including biosimilars from Amgen, Biocon, Celltrion, Fresenius Kabi, Pfizer, Samsung Bioepis, Sandoz, Boehringer Ingelheim and King-Friend.

AVT04. In addition to Johnson & Johnson’s (the originator’s) reference product, we can face competition from other approved biosimilars for Stelara (ustekinumab) in the U.S. and EEA, including biosimilars from Intas, Amgen, Biocon, Celltrion, Formycon, Fresenius Kabi, Gedeon Richter, Samsung Bioepis, Accord and Bio-Thera.

AVT06. We expect Regeneron (the originator) Amgen, Biocon, Celltrion, Formycon, Samsung Bioepis, Sandoz, STADA, Sam Chun Dang and Polpharma to be our main competitors for AVT06, a biosimilar to Regeneron’s Eylea (aflibercept). As the originator, Regeneron is currently working to expand the label for Eylea and developing higher-concentration formulations.

AVT03. We expect Amgen (the originator), Intas, Biocon, Celltrion, Fresenius Kabi, Gedeon Richter, Mabxience, Samsung Bioepis, Sandoz, Sciencepharma, STADA, Zentiva, Accord, Amneal, Hikma and Henlius to be our main competitors for AVT03, a biosimilar candidate to Prolia/Xgeva (denosumab).

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
Regulatory Landscape
Government Regulation and Product Approval
Government authorities at the federal, state and local level in the United States and in other countries extensively regulate, among other things, the research, development, testing, clinical studies manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products such as those we are developing. The processes for obtaining regulatory approvals in the United States and in other countries, along with subsequent obligation of compliance with applicable statutes and regulations, can vary widely and can require the expenditure of substantial time and financial resources.
FDA Approval Process
All of our current product candidates are subject to extensive pre- and post-market regulation in the United States by the FDA as biologics under the Public Health Service Act, or PHSA, the Federal Food, Drug and Cosmetic Act, or FFDCA, and other federal and state statutes and regulations. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending Biologics License Applications, or BLAs, withdrawal of approvals or revocation or suspension of licenses, clinical holds, warning letters, product recalls, product seizures, injunctions, fines, civil penalties or criminal penalties.
The process required by the FDA before a new biologic may be marketed in the United States is long, expensive and inherently uncertain. In order to establish the safety, purity and potency (effectiveness) of the biologic, biologics development in the United States typically involves, among other things, pre-clinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before U.S. clinical investigations in humans may commence, and adequate and well-controlled clinical studies to establish the safety, purity and potency of the biologic for the conditions of use for which FDA approval is sought. Developing the data to satisfy FDA approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.
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
Abbreviated Licensure Pathway of Biological Products as Biosimilars under 351(k)
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, amended the PHSA and created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological products. Under the 351(k) (biosimilar) approval pathway, an application for licensure of a biosimilar product must include information demonstrating biosimilarity.
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
Because a biosimilar can rely in part on FDA’s previous determination of safety and effectiveness for the reference product for approval, biosimilar applicants generally do not need to conduct as many clinical studies. Biosimilar products also may be approved for an indication without direct studies of the biosimilar in that indication, with sufficient scientific justification for extrapolation. However, the FDA may not approve a 351(k) BLA if there is insufficient information to show that the biosimilar is “highly similar” to the reference product or that there are no clinically meaningful differences between the biosimilar product and the reference product. In addition, as with innovator BLAs, biosimilar BLAs will not be approved unless the product is manufactured in facilities designed to assure and preserve the biological product’s safety, purity and potency.
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
Other Healthcare Laws and Compliance Requirements
Because we have approved products on the market and engage with licensed health care providers in the United States, our business operations are subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.
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
Further, pursuant to changes made under the Patient Protection and Affordable Care Act ("ACA"), any claims submitted to Medicare or Medicaid as a result of an illegal kickback constitutes a false or fraudulent claims under the federal False Claims Act (“FCA”). Additionally, the ACA amended the intent requirement of the AKS so that a person or entity no longer needs to have actual knowledge of the AKS, or the specific intent to violate it, to have violated the statute.
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
Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. We must comply with state laws that require the registration of manufacturers and distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state, as well as state and local laws that require the registration of pharmaceutical sales representatives. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
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
International Regulation
In addition to regulations in the United States, a variety of foreign regulations govern clinical studies, marketing authorization procedures and commercial sales and distribution of pharmaceutical products. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA approval. In the EU, the approval of a biosimilar for marketing is based on an opinion issued by the European Medicines Agency, or EMA, and a related decision issued by the European Commission. However, the subsequent substitutability of a reference medicinal product for the biosimilar is a decision that is made at the national level on a country-by-country basis in individual EU Member States. Other regions, including Canada, Japan and Korea, also have their own regulatory pathways governing the approval and marketing of biosimilars. Some third countries (such as Singapore and Malaysia) have adopted EU guidance. Other countries (such as (Cuba and Brazil) follow guidance issued by the World Health Organization. While there are some similarities between the regulatory requirements across regions, some areas of substantial difference remain.

Clinical studies in the EU
In the EU, clinical studies are governed by the clinical studies Regulation (EU) No 536/2014, or CTR, which entered into application on 31 January 2022, repealing and replacing the former clinical studies Directive 2001/20, or CTD, and related national implementing legislation of EU Member States. The CTR foresaw a three-year transition period that ended on 31 January 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR.
The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical studies and increasing their transparency. Specifically, the Regulation, which is directly applicable in all EU Member States, introduces a streamlined application procedure through a single-entry point, the EU portal, the clinical studies Information System, or CTIS; a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical studies has been introduced and is divided into two parts. Part I assessment is led by the competent authorities of a reference Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across EU Member States. This assessment is then submitted to the competent authorities of all concerned Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned EU Member State. Individual EU Member States retain the power to authorize the conduct of clinical studies on their territory.
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

Accelerated and alternative pathways, such as accelerated assessment and conditional MAs, are also available under specific conditions.

EU Pathway for Biosimilar

In the EU, biosimilars must follow a specific pathway under the centralized procedure managed by the EMA resulting in a single marketing authorization valid in all EEA countries. As with the U.S. pathway, an applicant may seek and obtain regulatory approval for a biosimilar once the data exclusivity period for the original reference product has expired, relying, in part, on the data submitted for the originator product together with data evidencing that the biosimilar is “highly similar” with regard to quality, safety and efficacy to the original reference product authorized in the European Economic Area, notwithstanding natural variability inherent to all biological medicines, and that there are no clinically meaningful differences between the biosimilar and the reference medicine in terms of safety, quality and efficacy. Biosimilar development relies heavily on comparability studies to establish similarity to the reference product. This involves a comprehensive head-to-head comparison of the biosimilar and the reference medicine.
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
All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical studies or post-authorization safety studies.

Other EU Compliance Requirements
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

Much like the Anti-Kickback Statute prohibition in the United States, described above, the provision of benefits or advantages to physicians and other health care professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. Interactions between pharmaceutical companies and health care professionals are governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
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
Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another marketing authorization application or accept an application to extend for a similar product and the European Commission cannot grant a marketing authorization for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product designation.
In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical studies must be provided in support of an application for marketing authorization. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.
Pediatric Development
In the EU, Regulation (EC) No 1901/2006 provides that all marketing authorization applications for new medicinal products must include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which marketing authorization is being sought. The PDCO may grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Furthermore, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the Supplementary Protection Certificate, or SPC, if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity. For other countries outside of the EU, such as certain countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product approval, pricing and reimbursement vary from country to country. In all cases, the clinical studies are to be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
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
Over the past few years, many PBMs and insurers have consolidated, resulting in a smaller number of PBMs and insurers overseeing a large portion of total covered lives in the United States. As a result, PBMs and insurers have greater market power and negotiating leverage to mandate stricter utilization criteria and/or exclude drugs from their formularies in favor of competitor drugs or alternative treatments. In highly competitive treatment markets, PBMs are also able to exert negotiating leverage by requiring incremental rebates from manufacturers in order for them to gain and/or maintain their formulary position. There have been increasing efforts by governmental and third-party insurers in the United States and abroad to control healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for products. For example, the U.S. Department of Health and Human Services (“HHS”) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. Further, any reduction in reimbursement for reference products—whether imposed by Medicare, Medicaid, commercial insurers, national health systems outside the United States or tender‑based procurement entities—may place downward pressure on biosimilar reimbursement and net realized prices. Moreover, third-party coverage policies and reimbursement rates are dynamic, meaning that our products could be subject to less favorable coverage policies and/or reimbursement rates over time, making prospective reimbursement and coverage status of our products difficult to predict.
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
Healthcare Reform
Like third-party payors, the U.S. federal government, state legislatures and foreign governments have continually implemented cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for generic substitution. For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. State laws may permit or require substitution of interchangeable products, too, when approved interchangeable products are available in the future. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures could further limit our net revenue and results. Decreases in third-party reimbursement for our products or decisions by certain third-party payors to not cover specific products, or implement coverage restrictions (e.g., prior authorization, step-edit requirements) could reduce provider utilization and have a material adverse effect on sales, results of operations and financial condition.
There have been additional recent changes to certain aspects of the ACA. For example, on 4 July 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.
The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, the Centers for Medicare & Medicaid Services and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with certain pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform, U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by establishing Most-Favored-Nation pricing for pharmaceutical products and launching an online clearinghouse (TrumpRx) for patients to purchase certain products from manufacturers on a cash pay basis; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the biosimilar product candidate approval process.
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
In many countries outside the United States, government-sponsored healthcare systems are the primary payors for drugs. With increasing budgetary constraints and/or difficulty in understanding the value of medicines, governments and payors in many countries are applying a variety of measures to exert downward price pressure. These measures can include mandatory price controls; price referencing; therapeutic-reference pricing; increases in mandates; incentives for generic substitution and biosimilar usage and government-mandated price cuts. In this regard, many countries have health technology assessment agencies that use formal economic metrics such as cost-effectiveness to determine prices, coverage and reimbursement of new therapies; and these agencies are expanding in both established and emerging markets. For example, some EEA countries may require the completion of studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA, process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. At the EU level, on 12 January 2025, Regulation No 2021/2282 on Health Technology Assessment (HTA Regulation), entered into application through a phased implementation.The Regulation initially applies to new active substances for oncology and ATMPs. It will be expanded to orphan medicinal products in January 2028, and to all centrally authorized medicinal products as of 2030. Select high-risk medical devices also came into scope in 2026. The HTA Regulation is intended to boost cooperation among Member States in assessing health technologies, including new medicinal products. The Regulation establishes a framework for EU‑level joint clinical assessments, joint scientific consultations, and the early identification of emerging health technologies. The Regulation permits EU Member States to use common tools, methodologies, and procedures and requires them to rely on EU‑level joint clinical assessment reports for the clinical components of their national HTA evaluations. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.
In light of the fact that the United Kingdom has left the EU, Regulation No 2021/2282 on HTA does not apply in the United Kingdom. However, the MHRA is working with UK HTA bodies and other national organizations, such as the Scottish Medicines Consortium ("SMC"), the National Institute for Health and Care Excellence ("NICE"), and the All-Wales Medicines Strategy Group, to introduce new pathways supporting innovative approaches to the safe, timely and efficient development of medicinal products, including, effective as of 31 March 2025, relaunching the Innovative Licensing and Access Pathway with more predicable timelines and closer involvement of the National Health Service.
Regulation in the United Kingdom
The MHRA is the United Kingdom’s standalone regulator for medicinal products and medical devices.
While the United Kingdom’s regulatory framework for clinical trials was historically based on the Medicines for Human Use (Clinical Trials) Regulations 2004, which implemented the former EU Clinical Trials Directive, this has been significantly reformed by the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2024. The new legislation, which was adopted in April 2025, modernizes the United Kingdom's approach to make it a more attractive location for research, and includes key features such as: (i) a risk-proportionate approach, including a notification scheme for lower-risk trials; (ii) a combined review process integrating ethics committee and regulatory approvals into a single, streamlined pathway; (iii) enhanced transparency requirements mandating registration of clinical trials in a public registry and publication of trial results within 12 months of trial completion (with scope for deferrals in certain circumstances); (iv) greater flexibility to support innovation in clinical trial design; and (v) measures to promote patient and public involvement. The amendments will become applicable on 28 April 2026 following a one-year transition period.

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
Data Privacy and Security
We are subject to stringent and evolving United States and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security, including the EU’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s General Data Protection Regulation (“UK GDPR”) (collectively, "GDPR"). New privacy rules are being enacted in the United States and globally, and existing ones are being expanded, updated and strengthened.
The GDPR imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting and which provides for substantial penalties for non-compliance. Under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
Moreover, the GDPR grants data subjects the right to claim compensation for damages resulting from infringement of the GDPR.

Data security laws are rapidly evolving, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, related obligations may be subject to interpretations which may vary from one country to another. For example, in the EEA, the NIS2 is currently in the process of being transposed into national Member States laws. NIS2 regulates resilience and incident response capabilities of entities operating in a number of sectors, including the health sector. Non-compliance with NIS2 may lead up to administrative fines of a maximum of 10 million Euros or up to 2% of the total worldwide revenue of the preceding fiscal year. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

C.Organizational Structure
Corporate Structure
The following diagram illustrates our corporate structure as of 31 December 2025.

•Alvotech hf., Alvotech Manco ehf., and Fasteignafélagið Sæmundur hf. are incorporated in Iceland;
•Alvotech Sweden AB is incorporated in Sweden;
•ILS Holding AG, IL-CSM Swiss GmbH and Ivers-Lee AG are incorporated in Switzerland;
•IL-CSM Clinical Supplies Management GmbH is incorporated in Germany;
•Alvotech Swiss AG is incorporated in Switzerland;
•Alvotech USA Inc. is incorporated in Virginia, United States;
•Alvotech Malta Limited is incorporated in Malta;
•Alvotech UK Ltd is incorporated in the United Kingdom;
•Alvotech Spain S.L. is incorporated in Spain;
•Alvotech Julich GmbH is incorporated in Germany;
•GlycoThera Holding S.à.r.l is incorporated in Luxembourg;
•Glycothera Analytics GmbH and Glycothera Development GmbH are incorporated in Germany; and
•Alvotech Biosciences India Private Limited is incorporated in India.
D.Property, Plants and Equipment
We believe that our office, research, laboratory and manufacturing facilities are sufficient to meet our current needs. However, as a high-growth company we are constantly evaluating our needs for expanding and or adding to our facilities. We are not aware of, and do not anticipate, environmental issues that may affect our utilization of the facilities described below.
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

Offices and Manufacturing Facility in Iceland
Our corporate headquarters, main manufacturing site and a large part of our R&D division are located in Reykjavik, Iceland. This facility, which we own through a subsidiary, provides us with purpose-built cGMP, and has highly integrated capabilities for producing biosimilars at scale. The facility is currently approximately 280,000 square feet and utilizes single-use technology to manufacture drug substance and drug product. It houses our R&D, quality control and quality assurance teams and has an active and valid cGMP certificate issued by the Icelandic Medicines Authority authorizing Investigational Medicinal Product and commercial manufacturing.
In 2024, we completed an expansion that is expected to provide additional redundancy in drug product capacity, assembly of combination products and devices, as well as increased warehousing and secondary packaging. Additionally, the expansion supports increased warehousing and other supportive functions. Based on our current portfolio, regulatory approvals and commercial launch plans, we believe the expanded Reykjavik facility is expected to meet our near‑term and medium‑term production requirements.

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
Other Offices
We have a facility in Jülich, Germany that focuses on cell line, media, process and analytical development, including tailored clone creation and selection. The Jülich site also serves as a warehouse for supply continuity of master cell banks and working cell banks for our lead product candidates that are produced at contract manufacturing organizations. This facility is approximately 15,000 square feet and is not used for manufacturing. We are holding the space through seven lease agreements, two of which expired in 2025 and provides for automatic renewal until the termination of the agreement, and the other five lease agreements can be terminated at any time with a three-month notice period.
We have a facility in Hannover, Germany that houses our capabilities in analytical glycoprotein characterization. This facility is approximately 14,000 square feet and is not used for manufacturing. We are currently leasing this office space. The lease agreement can be terminated at any time with a 12-month notice period.
Our Virginia, USA office houses our U.S. regulatory, government policy and legal affairs functions. The office in Leesburg, Virginia is approximately 950 square feet and is not used for manufacturing. We are currently leasing this office space. The lease expires in March 2028.
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

We have a facility in Bangalore, India that focuses on research and development. This facility is approximately 6,100 square feet and is not used for manufacturing. We are currently leasing this office space. The lease expired in December 2025 and was renewed for the next five years.
Additionally, we used a small part of a 6,000 square feet office in Malta for administrative functions. The lease agreement expired in August 2025 and was not renewed.
In connection with the acquisition of Xbrane, as disclosed in Note 1.2, we assumed the lease agreement with Akademiska Hus in Stockholm, Sweden. The existing facility comprises approximately 28,000 square feet and is dedicated to research and development activities as well as office space; it is not used for manufacturing. We have entered into a new ten‑year lease with Akademiska Hus for an expanded laboratory and office space totaling approximately 65,000 square feet. We expect to relocate to the new premises in mid‑2026.
In connection with the business combination of ILS Holding AG, as disclosed in Note 1.3, the Company acquired a real‑estate property located in Burgdorf, Switzerland. The facility, which was owned by the ILS group prior to the acquisition, comprises approximately 165,000 square feet and is used for pharmaceutical packaging and assembly operations, office space, and warehousing.
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
Alvotech started the year 2025 with two approved biosimilars for major markets —AVT02 (adalimumab) and AVT04 (ustekinumab)— and an additional nine product candidates in its pipeline for serious diseases with unmet patient and market need. Product candidates in our pipeline address reference products treating autoimmune, eye, and bone disorders, as well as cancer, with combined estimated peak global sales of originator products of more than $130 billion.
During 2025, Alvotech advanced both its launched portfolio and late‑stage pipeline with multiple regulatory milestones and market entries. In the United States, SELARSDI (AVT04, ustekinumab), a biosimilar to Stelara, was launched by Alvotech’s commercialization partner Teva in February 2025, following FDA approvals in 2024 for subcutaneous presentations and an additional intravenous presentation that expanded the label to include Crohn’s disease and ulcerative colitis.
For AVT06, Alvotech’s proposed biosimilar to Eylea (aflibercept), the FDA accepted the BLA for review in February 2025; in Europe, the CHMP adopted a positive opinion in June 2025, and the European Commission granted marketing authorization in August 2025 (to be marketed as MYNZEPLI by Advanz), with indications aligned to the reference product across major retinal diseases.
In bone disease, Alvotech and its partner Dr. Reddy announced FDA acceptance of the BLA for AVT03 (denosumab, a proposed biosimilar to Prolia/Xgeva) in March 2025; review covers both osteoporosis (Prolia) and oncology (Xgeva) presentations.
For AVT05, Alvotech’s proposed biosimilar to Simponi/Simponi Aria (golimumab), the BLA filed with the FDA earlier in 2025 progressed to review. In parallel, AVT05 achieved important non‑U.S. milestones: Japan granted marketing authorization in September 2025, and in Europe the EMA issued a positive CHMP opinion in September 2025, followed by the European Commission granting full marketing authorization across the European Economic Area in November 2025.
During the fourth quarter of 2025, the FDA issued three CRLs: AVT05 (golimumab) in October 2025, AVT06 (aflibercept) in November 2025, and AVT03 (denosumab) in December 2025, each citing deficiencies identified during the July 2025 pre‑license inspection of the Reykjavik facility. The Company has already initiated a comprehensive remediation plan to address all identified observations and is actively engaging with the FDA, and therefore believes it is well‑positioned to resubmit the BLAs and progress toward U.S. approval as soon as the facility issues are resolved.
Within the immunology pipeline, AVT16 (vedolizumab, a proposed biosimilar to Entyvio) advanced clinical workstreams; a Phase 1 pilot in healthy adults was completed, and in late 2025 Alvotech discontinued the global confirmatory patient study after determining it would not be required for dossier submission (the termination notice specified the decision was not related to safety).
In respiratory disease, AVT23 (omalizumab, a proposed biosimilar to Xolair) advanced regulatory filings in Europe: the UK MHRA accepted a marketing application earlier in 2025, and in October 2025, the EMA accepted the Marketing Authorization Application; Advanz holds commercial rights in the EEA, UK, Switzerland, Canada, Australia and New Zealand.
Alvotech continued to broaden its commercial footprint and development base through partnerships and targeted acquisitions. During the second quarter of 2025, the Company executed two agreements expanding its partnership with Advanz Pharma to cover four biosimilar candidates—AVT48 (canakinumab), AVT65 (ofatumumab), AVT10 (certolizumab pegol) and one undisclosed program—and announced a collaboration and license agreement with Dr. Reddy's to co‑develop, manufacture and commercialize AVT32, a biosimilar candidate to Keytruda (pembrolizumab). During the fourth quarter of 2025, the Group entered into an exclusive strategic agreement with Alvogen for the commercialization of three biosimilar in United States, namely AVT10 (certolizumab pegol), AVT32 (pembrolizumab), and AVT48 (canakinumab).
In parallel, Alvotech completed the acquisition of Xbrane Biopharma’s R&D operations in Stockholm, Sweden, together with rights to a biosimilar candidate to Cimzia (now AVT10), and acquired Ivers‑Lee Group in Switzerland in July 2025 to strengthen downstream packaging and supply‑chain capabilities supporting global launches.
As of 31 December 2025, the Group had cash and cash equivalents of $172.4 million and current assets less current liabilities of $269.9 million.
During 2025, Alvotech undertook several financing initiatives aimed at reinforcing liquidity, supporting pipeline‑related R&D investment, and optimizing its capital structure ahead of multiple anticipated global product launches.
In the first half of the year, Alvotech completed its listing of SDRs on Nasdaq Stockholm, raising approximately SEK 789 million in gross proceeds through an equity offering directed to institutional investors, thereby broadening its shareholder base and increasing access to the Nordic capital markets.
In June 2025, the Company amended its senior secured first‑lien term loan facility, reducing the cash interest rate to SOFR + 6.0% per annum and maintaining its maturity in July 2029, lowering the Company’s cash interest burden and improving its debt maturity profile.
In December 2025, Alvotech launched an offering of $100 million senior unsecured convertible bonds due 2030, as announced in the Company’s press release dated December 16, 2025. The offering was subsequently placed for $108 million at a 6.875% fixed coupon, with a conversion price of $5.9224 per share. The offering was oversubscribed and was executed to support continued R&D investment, expansion of manufacturing infrastructure, and global product launch execution through 2026.
Also in December 2025, the Company entered into an additional $100 million senior secured term loan facility, bearing 12.50% fixed interest and maturing on 31 December 2027, providing incremental liquidity and complementing the Company’s long‑term capital structure.
Prior to 2025, Alvotech incurred recurring losses since its inception, including net loss of $231.9 million, and $551.7 million for the years ended 31 December 2024, and 2023, respectively. For the year ended 31 December 2025, the Group reported a net profit of $27.9 million. Alvotech’s Adjusted EBITDA was $137.2 million and $108.3 million, for the years ended 31 December 2025 and 2024, respectively. Alvotech expects to continue to incur a certain level of expenses for the immediate future, as it advances its products through preclinical and clinical development and seeks regulatory approvals, manufactures drug product and drug supply, maintains and expands its intellectual property portfolio, hires additional personnel, and pays for accounting, audit, legal, regulatory and consulting services and costs associated with maintaining compliance with exchange listing rules and the requirements of the SEC, director and officer liability insurance premiums, investor and public relations activities and other expenses associated with operating as a public company. See “Risk Factors — We may need to raise additional funding. This additional funding may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights, or may not be available on acceptable terms or at all. Failure to obtain such necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations".
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
Impact of Geopolitics and Global Economic Conditions
The Company is subject to additional risks and uncertainties arising from changes in the macroeconomic environment and geopolitical events, including elevated inflation, tightening credit conditions, and political instability in certain economies and markets. Such instability includes the effects of ongoing geopolitical conflicts—most notably the war in Ukraine and hostilities in the Middle East—as well as public‑health emergencies or pandemics. These factors have contributed to volatility and disruption in global financial markets, including increased interest rates, recessionary pressures, bank failures, supply‑chain constraints, and the imposition or threat of imposition of tariffs, trade protection measures and other retaliatory policies, all of which may adversely affect economic activity and financing markets. If equity and credit markets deteriorate further, any future debt or equity financing may become more challenging to obtain on commercially reasonable terms and could be more dilutive to existing shareholders. The Company cannot predict the extent to which its operations—or those of its collaborators, suppliers, contract manufacturers, vendors, or logistics partners—may be adversely affected by such macroeconomic or geopolitical developments.
Inflationary pressures—such as higher input costs, increased wages, rising energy prices, and higher borrowing costs—may also adversely affect the Company’s operations. Although the Company expects inflation to have a general impact in line with broader economic conditions, the timing, severity, and duration of any inflationary period or macroeconomic slowdown remain unpredictable. A significant deterioration in global or regional economic conditions, including further escalation of geopolitical conflicts or supply‑chain disruptions, could have a material adverse effect on the Company’s business, financial condition, results of operations, and growth prospects.
Components of Operations
Product Revenue
During the year ended 31 December 2025, the Company recognized product revenue primarily from sales of AVT02 (adalimumab) in the United States, Europe, Canada and Australia, as well as revenue from the commercial launch of AVT04 (ustekinumab) in the United States, and continued sales in Canada, Japan and multiple European markets. The Company expects product revenue to continue to grow as additional markets are activated by its commercial partners and as newly approved products progress toward launch following completion of regulatory and manufacturing readiness activities.
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
Expenditures related to research and development activities are recognized as an expense in the period in which they are incurred. Alvotech did not capitalize any research and development expenses as internally developed intangible assets during the years ended 31 December 2025, 2024, and 2023 as not all the criteria in paragraph 57 of IAS 38 have been met.
Research and development activities will continue to be central to Alvotech’s business model and will vary significantly based upon the success of its programs. Alvotech expects to incur significant research and development expenses in the near term, as it continues to advance the development of its biosimilar product candidates.
Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical studies.
The duration, costs and timing of clinical studies of Alvotech’s products in development and any other product candidates will depend on a variety of factors that include, but are not limited to, the following:
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
Loss on sale of interest in joint venture
Alvotech held a 50% ownership interest in a joint venture. Alvotech accounted for its ownership interest in the joint venture using the equity method of accounting. In June 2024, Alvotech sold its share in the joint venture for gross proceeds of $18.0 million.
Finance income and finance costs
Finance income consists of changes in the fair value of derivative financial liabilities, interest income, and gain on lease termination. Alvotech recognizes interest income from a financial asset when it is probable that the economic benefits will flow to Alvotech, and the amount of income can be measured reliably.
Finance costs consist of interest expenses related to lease liabilities and borrowings, changes in the fair value of derivative financial liabilities, accretion of Alvotech’s borrowings and amortization of deferred financing fees.
Exchange rate differences
The Group uses the U.S. dollar as its reporting currency and conducts business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily to Euro, Icelandic Krona, UK pound, Swedish Krona, and Swiss franc.
Effects resulting from business combination
Effects resulting from business combinations relate to the Company’s acquisition of the Ivers‑Lee Group during 2025, which was accounted for under IFRS 3. The transaction resulted in the recognition of identifiable assets and liabilities at fair value, including property, plant and equipment, and generated a gain recognized in profit or loss. The fair values assigned to acquired assets and liabilities remain provisional, and any subsequent changes resulting from obtaining additional information about facts and circumstances that existed at the acquisition date will be recognized as adjustments to the initial accounting for the acquisition within the measurement period (up to 12 months from the acquisition date), which may also affect the amount of recognized in the statements of profit or loss and other comprehensive income or loss.
Gain / Loss on modification and extinguishment of financial liabilities
Alvotech recognizes a gain / loss on modification and extinguishment of financial liabilities in connection with the modification and/or extinguishment of outstanding financial liabilities. The gain / loss is calculated as the difference between the carrying amount of the liability extinguished and the fair value of the consideration paid. For non-substantial modifications, the gain / loss is calculated as the difference between the carrying amount and the present value of modified cash flows discounted at the original effective interest rate.
Income tax (expense) benefit
Income tax (expense) benefit consists of current tax and deferred tax (expense) benefit recorded in the consolidated statement of profit or loss and other comprehensive income or loss.

A.Operating Results
Comparison of the Years Ended 31 December 2025 and 2024
The following table sets forth Alvotech’s results of operations for the years ended 31 December:

USD in thousands	2025	2024
Product and service revenue	276,271	273,472
License and other revenue	310,050	216,210
Other income	2,583	2,296
Cost of product and service revenue	(235,558)	(185,309)
Research and development expenses	(184,193)	(171,312)
General and administrative expenses	(90,946)	(65,713)
Operating profit	78,207	69,644
Loss on sale of interest in joint venture	—	(2,970)
Effects resulting from business combination	7,977	—
Finance income	198,492	80,145
Finance costs	(149,190)	(303,165)
Exchange rate differences	(16,841)	8,161
Net gain / (loss) on modification and extinguishment of financial liabilities	17,703	(69,378)
Non-operating profit / (loss)	58,141	(287,207)
Profit / (loss) before taxes	136,348	(217,563)
Income tax (expense) benefit	(108,429)	(14,301)
Profit / (loss) for the year	27,919	(231,864)
Product revenue

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
Product and service revenue	276,271	273,472	2,799	1.0
Product revenue was $276.3 million for the year ended 31 December 2025, compared to $273.5 million for the year ended 31 December 2024. Revenue for the year ended 31 December 2025, primarily reflected sales of AVT02 in the United States, Europe, Canada and Australia, as well as revenue from the commercial launch of AVT04 in the United States, and continued sales in multiple European markets following launches in 2024. In addition, 2025 product revenue included pre‑launch supply shipments of AVT03, AVT05, and AVT06 to partners in markets where these products received regulatory approvals during the year, with shipments made in anticipation of commercial launches following completion of ongoing regulatory and manufacturing readiness activities.
License and other revenue

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
License and other revenue	310,050	216,210	93,840	43.4

License and other revenue was $310.1 million for the year ended 31 December 2025, compared to $216.2 million for the year ended 31 December 2024.

The license and other revenue for the year ended 31 December 2025 was primarily composed of the recognition of $120.5 million research and development milestones associated with regulatory progress across several programs, including EMA marketing authorization submissions and approvals, CTA submissions, and clinical phase completions, most notably for AVT03, AVT05, AVT06, AVT10, AVT16, and AVT23. The year ended 31 December 2025 also benefited from $126.0 million relative to clinical and process‑lock development milestones for pipeline programs such as AVT28, AVT32, AVT41, AVT48, and AVT65, as well as new licensing agreements executed during the year. In addition, commercial‑related milestones contributed meaningfully to revenue totaling $50 million, including product launches and sales‑based milestones for AVT02, AVT03, AVT04, AVT05, and AVT06 across the U.S., Europe, Japan and Canada.

Cost of product revenue

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
Cost of product and service revenue	235,558	185,309	50,249	27.1

Cost of product revenue was $235.6 million for the year ended 31 December 2025, compared to $185.3 million for the year ended 31 December 2024. This increase is primarily driven by the Company’s sales mix included a higher proportion of early‑stage and pre‑launch supply for AVT03, AVT05, and AVT06, which naturally carry lower margins and higher initial production costs. In addition, the year included non-recurring manufacturing costs which increased overall cost levels without a corresponding increase in revenue.

Research and development expenses (R&D expenses)

			Change
	Year Ended 31 December		2024 to 2025
USD in thousands	2025	2024	$	%
AVT03 development program expenses	4,091	23,755	(19,664)	(82.8)
AVT04 development program expenses	1,990	3,166	(1,176)	(37.1)
AVT05 development program expenses	6,073	27,043	(20,970)	(77.5)
AVT06 development program expenses	8,708	29,465	(20,757)	(70.4)
AVT29 development program expenses	20,694	3,493	17,201	492.4
AVT16 development program expenses	60,932	31,569	29,363	93.0
Salary and other employee expenses	45,062	37,652	7,410	19.7
Depreciation, amortization and impairment	9,851	8,358	1,493	17.9
Other research and development expenses (1)	26,792	6,811	19,981	293.4
Total research and development expenses	184,193	171,312	12,881	7.5
(1)Other research and development expenses include other project costs, facility costs and other operating expenses recognized as research and development expenses during the period.
R&D expenses were $184.2 million for the year ended 31 December 2025, compared to $171.3 million for the year ended 31 December 2024. The increase was primarily driven by a increase of $46.6 million in direct program expenses mainly due to AVT16 and AVT29 programs that are advancing through clinical phase and overall higher other R&D expenses for $28.9 million due to the advancement of other programs and FDA readiness costs during the third quarter of 2025. This was partially offset by a decrease of $62.6 million related to programs which reached commercialization (i.e., AVT04, AVT03, AVT05, and AVT06).

General and administrative expenses (G&A expenses)

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
General and administrative expenses	90,946	65,713	25,233	38.4
G&A expenses were $90.9 million for the year ended 31 December 2025, compared to $65.7 million for the year ended 31 December 2024. The increase was mainly driven by $21.6 million in higher legal, facility and external service costs, as well as $3.8 million increase in transaction costs mainly related to the Swedish offering. These increases were partly offset by a $3.2  million reduction in share‑based compensation expense.
Loss on sale of interest in joint venture

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
Loss on sale of interest in joint venture	—	(2,970)	2,970	100.0
In June 2024, Alvotech sold its share in the joint venture for gross proceeds of $18.0 million (less $1.3 million in transaction costs). The sale resulted in a net loss of $3.0 million during the year ended 31 December 2024.
Finance income

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
Finance income	198,492	80,145	118,347	147.7
Finance income was $198.5 million for the year ended 31 December 2025, compared to $80.1 million for the year ended 31 December 2024. The increase in finance income was primarily attributable to the change in fair value of derivative liabilities, which was positively impacted by the decrease in the Company's share price during the year.
Finance costs

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
Finance costs	149,190	303,165	(153,975)	(50.8)
Finance costs were $149.2 million for the year ended 31 December 2025, compared to $303.2 million for the year ended 31 December 2024. The decrease in finance costs was primarily driven by the change in fair value of derivatives liabilities, which was positively impacted by the decrease in the Company's share price during the year.

Exchange rate differences

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
Exchange rate differences	(16,841)	8,161	(25,002)	(306.4)

Exchange rate differences resulted in a loss of $16.8 million for the year ended 31 December 2025, compared to a gain of $8.2 million for the year ended 31 December 2024. The change was primarily driven by the movements in the exchange rate of foreign currencies, predominantly Icelandic krona and euros.

Effects resulting from business combination

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
Effects resulting from business combination	7,977	—	7,977	100.0
In July 2025, the Group completed the acquisition of Ivers‑Lee, a Switzerland‑ and Germany‑based provider of pharmaceutical packaging and clinical supply services, to further strengthen its integrated European supply chain. In accordance with IFRS 3, the identifiable assets and liabilities were recognized at fair value on the acquisition date. The fair value of the net assets acquired exceeded the consideration paid, resulting in a gain of $8.0 million recognized in the statements of profit or loss and other comprehensive income, primarily driven by the fair value uplift on the acquired real estate.
Net gain/ (loss) on modification and extinguishment of financial liabilities

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
Net gain / (loss) on modification and extinguishment of financial liabilities	17,703	(69,378)	87,081	100.0

Alvotech continued to strengthen its capital structure through proactive refinancing and debt consolidation initiatives. In June 2025, the Company amended its existing Secured Loan Facility, simplifying its structure by consolidating two tranches into one and securing a reduced interest rate of SOFR plus 6.0%. This amendment resulted in a $17.7 million net gain on the modification and extinguishment of financial liabilities, reflecting improved financing terms. In the prior year, Alvotech entered into the new $965.0 million Secured Loan Facility maturing in July 2029, which triggered the settlement of legacy debt obligations, including the conversion of the 2022 Convertible Bonds and Aztiq Convertible Bonds into ordinary shares. A $69.4 million non-cash loss was recorded in connection with this refinancing.

Income tax (expense) / benefit

			Change
USD in thousands	Year Ended 31 December		2024 to 2025
	2025	2024	$	%
Income tax expense	(108,429)	(14,301)	(94,128)	658.2
Income tax expense was $108.4 million for the year ended 31 December 2025, compared to $14.3 million for the year ended 31 December 2024. The change is primarily driven by a $130 million deferred tax charge resulting from the derecognition of previously recognized deferred tax assets ("DTAs") related to accumulated tax losses in Iceland, as management determined it is no longer probable that sufficient future taxable profits will be available to utilize these losses. This was partially offset by a 37.0 million deferred tax benefit arising from the strengthening of the Icelandic krona against the U.S. dollar during the year, which increased the U.S. dollar value of Icelandic tax loss carry‑forwards expected to be utilized. Additionally, the tax expense includes a $1.8 million increase in deferred tax expense associated with positive operating results for the period.

Comparison of the Years Ended 31 December 2024 and 2023
The following table sets forth Alvotech’s results of operations for the years ended 31 December:

USD in thousands	2024	2023
Product and service revenue	273,472	48,699
License and other revenue	216,210	42,735
Other income	2,296	1,948
Cost of product and service revenue	(185,309)	(160,856)
Research and development expenses	(171,312)	(210,827)
General and administrative expenses	(65,713)	(76,559)
Operating profit	69,644	(354,860)
Share of net loss of joint venture	—	(7,153)
Impairment loss on investment in joint venture	—	(21,519)
Loss on sale of interest in joint venture	(2,970)	—
Finance income	80,145	4,823
Finance costs	(303,165)	(267,157)
Exchange rate differences	8,161	(5,183)
Loss on extinguishment of financial liabilities	(69,378)	—
Non-operating profit / (loss)	(287,207)	(296,189)
Profit / (loss) before taxes	(217,563)	(651,049)
Income tax (expense) benefit	(14,301)	99,318
Profit / (loss) for the year	(231,864)	(551,731)
Product revenue

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Product revenue	273,472	48,699	224,773	461.6
Product revenue was $273.5 million for the year ended 31 December 2024, compared to $48.7 million for the year ended 31 December 2023. Revenue for the year ended 31 December 2024, consisted of product revenue from sales of AVT02 in European countries and Canada, launch of AVT02 in the U.S., and the launches of AVT04 in Canada, Japan and European markets.
License and other revenue

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
License and other revenue	216,210	42,735	173,475	405.9

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

R&D expenses were $171.3 million for the year ended 31 December 2024, compared to 210,827 for the year ended 31 December 2023. The decrease was primarily driven by a one-time charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23 recognized during the year 2023, a decrease of $6.3 million primarily related to programs which reached commercialization (i.e., AVT02 and AVT04 programs), a decrease of $25.0 million related to programs for which the clinical phase is substantially completed (i.e. AVT03, AVT05, and AVT06), and overall lower headcount and other R&D expenses for $8.2 million, partially offset by a $20.0 million increase in direct program expenses mainly due to AVT16 that is advancing through clinical phase.

General and administrative expenses

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
General and administrative expense	65,713	76,559	(10,846)	(14.2)
G&A expenses were $65.7 million for the year ended 31 December 2024, compared to $76.6 million for the year ended 31 December 2023. The decrease in G&A expenses was primarily attributable to $4.5 million in lower third-party services, lower insurance premiums and headcount, coupled with a $6.0 million decrease in expenses for share-based payments.
Share of net loss of joint venture and impairment loss on investment in joint venture

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Share of net loss of joint venture	—	7,153	(7,153)	(100.0)
Impairment loss on investment in joint venture	—	21,519	(21,519)	100.0
Loss on sale of interest in joint venture	2,970	—	2,970	100.0
In June 2024, Alvotech sold its share in the joint venture for gross proceeds of $18.0 million (less $1.3 million in transaction costs). The sale resulted in a net loss of 3.0 million during the year ended 31 December 2024.
Finance income

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Finance income	80,145	4,823	75,322	1,561.7
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
Exchange rate differences

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Exchange rate differences	8,161	(5,183)	13,344	(257.5)
Exchange rate differences resulted in a gain of 8,161 for the year ended 31 December 2024, compared to a loss of $5.2 million for the year ended 31 December 2023. The change was primarily driven by the movements in the exchange rate of foreign currencies, predominantly Icelandic krona and euros.

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
Income tax benefit

			Change
USD in thousands	Year Ended 31 December		2023 to 2024
	2024	2023	$	%
Income tax benefit	(14,301)	99,318	(113,619)	(114.4)
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
1.Income tax (expense) / benefit;
2.Total net finance income / costs;
3.Net gain / loss on modification and extinguishment of financial liabilities;
4.Effects resulting from business combination;
5.Depreciation and amortization of property, plant, and equipment, right-of-use assets and intangible assets;
6.Impairment and loss on sale of property, plant, and equipment;
7.Impairment of intangible assets;
8.Charge and recovery related to contract termination;
9.Estimated liability for ongoing contractual matters;
10.Long-term incentive plan expense;
11.Restructuring charge;
12.Share of net loss of joint venture, impairment loss and loss on sale of interest in joint venture;
13.Exchange rate differences; and

14.Transaction costs.
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
The following table reconciles profit/ (loss) for the year to Adjusted EBITDA for the years ended 31 December 2025, 2024, and 2023, respectively:

USD in thousands	2025	2024	2023
Profit / (loss) for the period	27,919	(231,864)	(551,731)
Income tax expense / (benefit)	108,429	14,301	(99,318)
Total net finance (income) / costs	(49,302)	223,020	262,334
Net (gain) / loss on modification and extinguishment of financial liabilities	(17,703)	69,378
Effects resulting from business combination	(7,977)	—	—
Depreciation and amortization	37,851	31,301	24,210
Impairment and loss on sale of property, plant and equipment	—	—	365
Impairment of intangible assets	—	—	1,779
Charge related to contract termination(1)	—	—	18,500
Incentive plan expense(2)	7,378	7,626	18,111
Restructuring charge(3)	3,468
Share of net loss of joint venture	—	—	7,153
Impairment loss on investment in joint venture	—	—	21,519
Loss on sale of interest in joint venture	—	2,970	—
Exchange rate differences	16,841	(8,161)	5,183
Recovery related to contract termination(4)		(1,084)	—
Estimated liability for ongoing litigation matters (5)	5,654	—	—
Transaction costs(6)	4,630	828	918
Adjusted EBITDA	137,188	108,315	(290,977)
(1)Represents a charge in relation to the termination of the co-development agreement with Biosana for AVT23 (omalizumab).
(2)Represents expense related to employee incentive plans, reported within cost of product revenue, research and development expenses and general and administrative expenses.
(3)Represents personnel‑related costs incurred in connection with the restructuring plan that took place during 2025, including severance and related termination benefits, reported within cost of product revenue and general and administrative expenses.
(4)Represents a recovery in relation to the termination of the co-development agreement with Biosana for AVT23 (omalizumab).
(5) Represents the estimated provision for ongoing legal matters; this was recorded in accordance with IFRS as a subsequent‑event adjustment of revenue and legal expenses accrued to be paid for the year ended 31 December 2025.
(6)Represents transaction costs within general and administrative expenses mainly in connection with the listing in Sweden.

B.Going Concern, Liquidity and Capital Resources
As of 31 December 2025 and 31 December 2024, Alvotech had cash and cash equivalents, excluding restricted cash, of $172.4 million and $51.4 million, respectively. Since its inception, the quarter ended 31 December 2025 was the fourth quarter in which Alvotech generated profit, with a net profit of $27.9 million for the year ended 31 December 2025, compared to a net loss of $231.9 million for the year ended 31 December 2024, and had an accumulated deficit of $2,409.8 million and $2,437.7 million as of 31 December 2025 and 31 December 2024, respectively. The Company expects to continue funding its activities through a combination of utilizing the existing cash, the projected cash generation from milestone collections and product revenues under agreements with its commercial partners, and the current funding arrangements it has access to. During the year ended 31 December 2025 , the Company used $50.2 million of cash from operating activities, used $104.2 million in cash in investing activities, and generated $270.8 million in cash from financing activities.

Sources of Liquidity
As of 31 December 2025, Alvotech held $172.4 million in cash and cash equivalents, compared to $51.4 million as of 31 December 2024. Current assets exceeded current liabilities by $269.9 million, reflecting increased commercial activity, milestone receipts and proceeds from financing transactions completed during the year.
The Company's primary sources of liquidity remain (i) commercial revenue from AVT02 and AVT04, (ii) initial supply revenues from AVT03, AVT05 and AVT06 following regulatory approvals in 2025, (iii) upfront, milestone and royalty payments under out‑license and commercialization arrangements, and (iv) access to debt and equity capital markets. Revenue in 2025 consisted of $276.3 million in product revenue and $310.1 million in license and other revenue.
Commercial Activities and Partner‑Driven Liquidity
AVT02 has been approved in more than 55 markets and launched in over 25 markets worldwide, including the United States, where it was introduced in the first half of 2024 following FDA approval in February 2024. AVT04 received FDA approval in April 2024 and launched in the United States in February 2025. AVT04 is also approved in Japan, Canada and the EEA, and has been commercially introduced through our partners in each region. These launches contributed materially to the Company's 2025 cash flows.
Alvotech maintains 19 regional commercialization partnerships. The revenues under existing out-license contracts with original expected durations of more than one year are estimated to be $351.7 million as of 31 December 2025, and is expected to be recognized primarily over the next five years.
Financing Activities
During 2024 and 2025, the Company implemented several measures to strengthen and simplify its capital structure:
•In July 2024, Alvotech closed a $965.0 million Secured Loan Facility, consisting of a $900.0 million first‑lien term loan and a $65.0 million first‑lien second‑out term loan, maturing in July 2029, which refinanced existing indebtedness and extended our maturity profile. In June 2025, Alvotech’s lenders amended the $965 million facility, combining the first‑lien tranches into a single tranche and reducing the interest rate to SOFR + 6.0%, with all interest payable in cash.

•In June 2024, holders of the 2022 Convertible Bonds and certain Aztiq Convertible Bonds exercised conversion rights at $10.00 per share, resulting in the issuance of approximately 22.1 million ordinary shares and eliminating $220.7 million of debt including accrued interest.

•In May and June 2025, Alvotech completed equity offerings on Nasdaq Stockholm raising SEK 789 million, enhancing liquidity and broadening its shareholder base.

•In December 2025, the Company issued $108 million of senior unsecured convertible bonds due 2030 (6.875% coupon) and entered into a $100 million senior secured term loan facility maturing 31 December 2027.

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
Cash Flows
Comparison for the years ended 31 December 2025 and 2024:

			Change
	Year Ended 31 December		2024 to 2025
USD in thousands	2025	2024	$	%
Cash used in operating activities	($50,197)	($236,843)	186,646	(78.8)
Cash used in investing activities	(104,215)	(18,868)	(85,347)	452.3
Cash generated from financing activities	270,832	297,306	(26,474)	(8.9)
Operating activities
Net cash used in operating activities decreased by $186.6 million, or 78.8%, from $236.8 million for the year ended 31 December 2024, to $50.2 million for the year ended 31 December 2025, an improvement of $186.7 million. This was primarily driven by a $20.6 million increase in operating cash flows before considering movements in working capital and $171.0 million decrease in cash outflows from movements in working capital.
The $20.6 million increase in operating cash flow before movements in working capital is mostly driven by:
•a $259.8 million reduction in net loss;
•a $25.0 million change in exchange‑rate differences; and
•a $1.6 million decrease in allowance for receivables.
This was partially offset by:
•a $154.0 million decrease in finance costs, mainly due to the $142.5 million fair‑value positive change on derivative liabilities related to the Predecessors Earn Out shares;
•a $118.3 million increase in finance income, largely from derivative fair‑value changes;
•$87.1 million higher net gains from modification and extinguishment of financial liabilities;
•$19.7 million lower interest expense on debt and borrowings; and
•a $94.1 million increase in income‑tax expense.
Working‑capital movements contributed an additional $171.0 million improvement in operating cash flows, primarily due to:

•a $212.2 million increase in inflows related to trade receivables, reflecting higher collections of product and milestone revenue; and
•a $78.4 million decrease in outflows from trade and other payables and other liabilities;
These improvements were partially offset by:

•a $40.2 million increase in cash outflows related to inventories, reflecting higher raw‑material and WIP build‑up during the period;
•a $49.8 million change in contract assets; and
•a $37.9 million change in contract liabilities.
Contract assets increased as revenue was recognized over time, resulting in $153.9 million of additions, partially offset by $58.9 million transferred to trade receivables. Contract liabilities decreased as performance obligations were satisfied, $42.1 million of new prepayments were received and $107.2 million were recognized as revenue. Interest paid also decreased by $4.0 million, contributing further to improved operating cash flows.
Investing activities
Net cash used in investing activities was $104.2 million for the year ended 31 December 2025, compared to $18.9 million for the year ended 31 December 2024—an increase of $85.3 million.
The increase in outflows primarily resulted from:

•a $28.3 million increase in cash outflows for intangible‑asset additions;
•a $14.0 million outflow associated with the acquisition of Ivers Lee; and
•a $10.8 million increase in capital expenditures.

These outflows were impacted by these changes in inflows:

•a $26.1 million decrease in inflow from the release of restricted cash following refinancing in 2024; and
•$6.1 million decrease of proceeds from the sale of an interest in a joint venture.
Financing activities
Net cash generated from financing activities totaled $270.8 million for the year ended 31 December 2025, compared to $297.3 million for the year ended 31 December 2024—a decrease of $26.5 million.

The decrease was mainly driven by:

•a $662.8 million decrease in proceeds from new borrowings;
•a $65.9 million reduction in net proceeds from equity offerings;
•a $15.0 million net decrease in loans from related parties;
•a $4.8 million decrease in proceeds from exercise of warrants; and
•a $1.3 million increase in transaction costs on new debt.

This was partially offset by:

•a $723.7 million reduction in repayments of borrowings; and
•a $2.1 million decrease in fees from equity offering.

Capital Resources
The Company's capital resources consist of equity, long‑term and short‑term borrowings, and commercial arrangements that generate cash flows from upfront payments, milestones and royalties. The Company manages its capital structure with the objective of ensuring adequate liquidity and financial flexibility to support commercial operations, manufacturing scale‑up and development of its biosimilar pipeline. As of 31 December 2025, total borrowings were $1,299.1 million.

Debt Capital
As of 31 December 2025, Alvotech's debt financing consisted of:
•$1,031.6 million under the Secured Loan Facility (maturing July 2029);
•$96.7 million under the Senior Term Loan Facility (maturing December 2027);
•$68.4 million under the 2025 Convertible Bonds (maturing 2030); and
•$102.4 million of other bank loans and equipment financing arrangements.
Our borrowings are secured primarily by our intellectual property, manufacturing assets, receivables and inventory. Interest rates across our facilities include both fixed and floating components, exposing us to risks associated with changes in interest rate benchmarks. A 100‑basis‑point movement in floating reference rates would have resulted in a change in profit before tax of approximately $9.9 million as of 31 December 2025.
Equity Capital
As of 31 December 2025, Alvotech had 312,021,375 ordinary shares outstanding. During 2025, the Company strengthened its equity base raising gross proceeds of SEK 789 million from Nasdaq Stockholm offerings. During 2024, a total of 22.1 million shares were issued upon conversion of 2022 Convertible Bonds and Aztiq Convertible Bonds.
Alvotech may raise additional equity capital in the future to support product launches, regulatory submissions, and manufacturing expansion.
Commercial Arrangements as a Capital Source
Alvotech out‑license and commercialization agreements supplement our capital resources by providing:

•upfront payments,
•development and regulatory milestones,
•sales‑based milestones, and
•royalties (typically 35–45% of net sales or minimum floor prices).
These arrangements constitute a recurring and diversified source of capital to support ongoing operations.
Capital Expenditures
Capital expenditures were $64.5 million in 2025, primarily related to investment in manufacturing facilities, equipment and technology infrastructure. The Company expects continued capital investment to support anticipated growth in production volumes and regulatory compliance requirements.
Capital Management
Alvotech monitors its capital position continuously, taking into account debt maturities, interest obligations, operating expenditures and expected revenue. There were no changes to its capital management policies during 2024 or 2025. Its objective remains to maintain a robust capital base that supports operations and strategic priorities.
Material Cash Requirements for Known Contractual Obligations and Commitments
The following is a description of commitments for known and reasonably likely cash requirements as of 31 December 2025.
Borrowings
Alvotech’s debt consists of interest-bearing borrowings from financial institutions. The amount of the outstanding borrowings as of 31 December 2025, was $1,299.1 million. The timing of future payments on the outstanding borrowing amounts, by year, as well as additional information regarding the Group’s borrowings and rights conveyed to the lenders, can be found in Note 21 of the audited consolidated financial statements, included elsewhere in this Form 20-F.
 Senior Term Loan Facility

On 31 December 2025, we entered into a $100 million Senior Term Loan Facility maturing on 31 December 2027. The loan bears a 12.50% fixed cash interest rate, payable monthly, and is repayable in a single bullet payment at maturity.

The facility contains customary negative covenants, mandatory prepayment requirements (including excess‑cash‑flow, asset‑sale and insurance sweeps), a make‑whole premium, and prepayment penalties. As of 31 December 2025, $96.7 million was outstanding under the facility.

 2025 Convertible Bonds

On 22 December 2025, we issued $108 million of 2025 Convertible Bonds. The bonds were issued at par and bear interest at 6.875%, payable semi‑annually.

Bondholders may convert their bonds into SDRs at an initial Conversion Price of $5.9224, subject to customary anti‑dilution protections and a one‑time reset if we complete qualifying equity raises of at least $50 million within 24 months of issuance.

The bonds include change‑of‑control, free‑float, and delisting investor puts, and issuer tax and clean‑up calls, on customary terms. As of 31 December 2025, $68.4 million was outstanding.
Senior Secured First Lien Term Loan Facility
The Company entered into a $965.0 million Secured Loan Facility in June 2024, which closed on 10 July 2024. Proceeds were used to refinance existing indebtedness, reduce cost of capital and extend maturity profile. The facility originally consisted of a $900.0 million first‑lien term loan at SOFR plus 6.5%, and a $65.0 million first‑lien, second‑out term loan at SOFR plus 10.5%, each maturing in July 2029.
On 26 June 2025, the lenders agreed to amend and restate the Secured Loan Facility. Under this amendment:

•the first‑out and second‑out tranches were combined into a single tranche; and
•the interest rate was reduced to SOFR plus 6.0%;
•all interest became payable in cash, reflecting improved operating performance and simplifying the capital structure.

As of 31 December 2025, the carrying amount of the Secured Loan Facility was $1,031.6 million. Interest and principal are due in accordance with the amended terms described above.
Conversion of the 2022 Convertible Bonds and the Aztiq Convertible Bonds
On 26 June 2024, all Tranche A and certain Tranche B holders of the 2022 Convertible Bonds, and certain holders of Aztiq Convertible Bonds, exercised their conversion rights at $10.00 per share. Approximately 22.1 million ordinary shares were issued on 1 July 2024, extinguishing $220.7 million in aggregate principal and accrued interest.
Bondholders who did not convert were repaid in July 2024 using proceeds from the Secured Loan Facility. The Company recorded a $58.3 million loss on extinguishment related to these conversions during 2024.
Refinancing of existing debt obligations
Concurrent with the July 2024 refinancing, the Company extinguished the Senior Bonds, the Alvogen Facility, and certain other outstanding borrowings. A $10.7 million loss on extinguishment was recorded during 2024.
These settlements eliminated significant near‑term maturity exposure.
Facility loans
As of 31 December 2025, the carrying amount of the facility loans was $42.5 million. These include monthly annuity‑style repayments and bear interest at SOFR + 4.05%, with final maturity in February 2030.
Other borrowings
Alvotech maintains several additional financing arrangements to support equipment purchases:

•Credit Facility – Landsbankinn hf. (February 2022)
The facility was amended in July 2024, with borrowing capacity up to $15.4 million and variable interest of SOFR plus 4.95%. The facility expires in December 2026. The outstanding balance as of 31 December 2025 was $10.5 million.

•Equipment Loan – Landsbankinn hf. (February 2022)
Original principal amounted to $3.2 million and included monthly annuity payment, variable interest SOFR plus 4.25% and final maturity February 2030. The outstanding balance as of 31 December 2025 was $1.8 million.

•Equipment Loan – Landsbankinn hf. (August 2022)
The original principal amounted to $1.8 million and included monthly annuity payments, variable interest SOFR plus 4.25%, and final maturity February 2030. The outstanding balance as of 31 December 2025 was $1.1 million.

•Equipment Loan – Landsbankinn hf. (August 2023)
The original principal amounted to $11.5 million and included monthly annuity payments, variable interest SOFR plus 4.25% and final maturity July 2030. The outstanding balance as of 31 December 2025 was $8.3 million.

•Equipment Loan – Landsbankinn hf. (October  2025)
On 1 October 2025, the Company entered into a loan agreement for $18.4 million to finance equipment purchases.
The key terms were as follows:
•interest SOFR plus 4.25%,
•monthly annuity payments,
•final maturity October 2032.
The outstanding balance as of 31 December 2025 was $18.1 million.

•Equipment Loan – Credit Suisse & UBS Switzerland AG (December  2025)
On 11 December 2025, the Company entered into a loan agreement for CHF 4.6 million to finance equipment purchases. The key terms were as follows:
•fixed interest 1.75%,
•monthly annuity payments,
•final maturity December 2030.
The outstanding balance as of 31 December 2025 was $1.6 million.

•Borrowings assumed in the acquisition of Ivers Lee (July  2025)
As part of the Ivers Lee acquisition, Alvotech assumed a shareholder loan and mortgage loans, all recognized at fair value on acquisition. These obligations bear interest between 1.9% and 3.15%, mature between 2028 and 2030, and are secured by real estate.

The outstanding balance on the shareholder loan and mortgage loans was $4.2 million and $8.5 million, respectively.

Leases
Alvotech’s future undiscounted payments pursuant to lease agreements totaled $213.0 million as of 31 December 2025. The timing of these future payments can be found in Note 13 of the audited consolidated financial statements included elsewhere in this Form 20-F.
Purchase obligations
For the years ended 31 December 2025, 2024, and 2023, Alvotech did not have any purchase obligations.
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
E.     Critical Accounting Estimates
For a discussion of our critical accounting estimates, see Note 2.4 to our consolidated financial statements included in Item 18 of this Annual Report.
Item 6.    Directors, Senior Management and Employees
A.Directors and senior management.
The following table sets forth the executive officers and directors of Alvotech. Unless otherwise noted, the business address of each of the directors and executive officers of Alvotech is 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

Name	Age	Title
Executive Officers
Robert Wessman	56	Chief Executive Officer and Executive Chairman of the Board of Directors
Tanya Zharov	59	General Counsel
Joseph E. McClellan	52	Chief Operating Officer
Linda Jonsdottir	48	Chief Financial Officer
Directors
Richard Davies	64	Director and Deputy Chairman
Tomas Ekman	58	Director
Ann Merchant	61	Director
Arni Hardarson	59	Director
Lisa Graver	55	Director
Hjörleifur Pálsson	62	Director

Executive Officers
Robert Wessman is the founder and has served as Executive Chairman and member of the board of directors of Alvotech since January 2019, and Chief Executive Officer since January 2023. He served as a Director on the board of Fuji Pharma from 2018 to 2023. He serves as chairman of the board of directors of Lotus Pharmaceuticals since 2018 and since May 2009, he has served as a member of the board of directors of Aztiq and as a member of the board of directors of Aztiq GP, the general partner of Aztiq Fund I SCSp, a Luxembourg alternative investment fund, and the parent company of Aztiq. Mr. Wessman is also the founder and main partner of the Aztiq group. Mr. Wessman founded Alvogen in July 2009, and served as its Executive Chairman and Chief Executive Officer until June 2022. He continues to serve as Alvogen’s chairman since July 2022. Between 1999 and 2008, Mr. Wessman served as the Chief Executive Officer of Actavis. He has a Bachelor of Science degree in Business Administration from the University of Iceland. We believe Mr. Wessman is qualified to serve on Alvotech’s board of directors due to the perspective he brings as Alvotech’s founder and his experience in top executive positions in the pharmaceutical industry. Mr. Wessman will transition out of the Chief Executive Officer role at the end of the first quarter 2026. He will continue to serve as Executive Chairman in a full-time capacity.
Tanya Zharov has served as Deputy Chief Executive Officer between from May 2020 and as General Counsel from January 2023. Prior to joining Alvotech, between 2016 and 2020, Ms. Zharov served as Deputy Chief Executive Officer and compliance officer of deCODE genetics. Ms. Zharov held various management positions, including as General Counsel and Deputy Chief Executive Officer at Virding hf from January 2014 to January 2016, as General Counsel and Deputy Chief Executive Officer at Audur Capital from January 2008 to December 2013, as Board Secretary, corporate counsel and Vice President Corporate Governance and Administration at deCODE genetics from January 1999 to December 2007, and as tax partner at PricewaterhouseCoopers from June 1996 to December 1998. Ms. Zharov holds a law degree from the University of Iceland and is a European Patent Attorney. Ms. Zharov has served on several corporate boards and currently is on the board of Reykjavik University.

Joseph E. McClellan has served as our Chief Scientific Officer since October 2019 and as Chief Operating Officer since November 2025. Prior to joining Alvotech, Mr. McClellan served for over 17 years in various roles at Pfizer Inc., including as Global Head of Biosimilars Development and Medicine/Asset Team Leader of IXIFI (biosimilar infliximab). Mr. McClellan holds a PhD degree in Chemistry, with a focus in Analytical Chemistry and Mass Spectrometry, from the University of Florida, and he was a Postdoctoral Fellow in Mass Spectrometry and Analytical Biochemistry at the Boston University School of Medicine.
Linda Jónsdóttir has served as our Chief Financial Officer since July 2025. Prior to joining Alvotech, she held senior roles for 15 years at Marel, a global leader in food processing technology, including Director of Treasury and Investor Relations, Chief Financial Officer and Chief Operating Officer, until stepping down in 2024. Ms. Jónsdóttir also worked at Sidekick Health, Eimskip, Burdaras and Straumur investment bank. She has served on various boards, including in banking, private equity funds, and at the Icelandic Chamber of Commerce. Ms. Jónsdóttir graduated with a Cand. Oecon degree in Finance and holds a Master in Corporate Finance from the Reykjavik University.
Non-Executive Directors
Richard Davies has served as Deputy Chairman of Alvotech’s board, previously Chairman of Alvotech’s board, and as one of Alvotech’s directors since January 2019. From November 2018 to December 2020 he served as Chief Executive Officer of Auregen Bio Therapeutics SA. Following this he established Gybeset BioConsult GmbH where he is founder and managing partner. Prior to joining Auregen Bio Therapeutics, Mr. Davies served as Chief Executive Officer of Bonesupport AB between 2016 and 2018, as Senior Vice President and Chief Commercial Officer of Hospira Inc. between 2012 and 2015, and in various leadership roles at Amgen Inc between 2003 and 2012. Prior to Amgen he was with Eli Lilly for 12 years. Mr. Davies holds an MBA from the University of Warwick and Bachelor of Science in applied chemistry from the University of Portsmouth.Richard Davies has served as Deputy Chairman of Alvotech’s board, previously Chairman of Alvotech’s board, and as one of Alvotech’s directors since January 2019. From November 2018 to December 2020 he served as Chief Executive Officer of Auregen Bio Therapeutics SA. Following this he established Gybeset BioConsult GmbH where he is founder and managing partner. Prior to joining Auregen Bio Therapeutics, Mr. Davies served as Chief Executive Officer of Bonesupport AB between 2016 and 2018, as Senior Vice President and Chief Commercial Officer of Hospira Inc. between 2012 and 2015, and in various leadership roles at Amgen Inc between 2003 and 2012. Prior to Amgen he was with Eli Lilly for 12 years.
Tomas Ekman has served as one of Alvotech’s directors since January 2019. Tomas is a senior advisor at CVC Capital Partners which he joined as a partner in 2014 and he part of the CVC Nordics team and is based in Stockholm. Prior to joining CVC in 2014, Mr. Ekman was a partner and Managing Director at 3i, responsible for its Nordic business. Mr. Ekman holds MSc degrees from the University of Strathclyde and Chalmers University of Technology, and an MBA from IMD, SwitzerlandTomas Ekman has served as one of Alvotech’s directors since January 2019. Tomas is a senior advisor at CVC Capital Partners which he joined as a partner in 2014 and he part of the CVC Nordics team and is based in Stockholm. Prior to joining CVC in 2014, Mr. Ekman was a partner and Managing Director at 3i, responsible for its Nordic business. Mr. Ekman holds MSc degrees from the University of Strathclyde and Chalmers University of Technology, and an MBA from IMD, Switzerland.
Ann Merchant has served as one of Alvotech’s directors since June 2022. Since 2018, she has served as Vice President for MorphoSys, and as Head of Global Supply Chain and External Operations from January 2019 until March 2025. Prior to joining MorphoSys, from September 2011 to August 2018, Ms. Merchant served as the President for Schreiner Medipharm. Between 1994 and 2011, Ms. Merchant held various roles at Amgen, including Vice President, Head of International Supply Chain and Site Head between 2007 and 2011 in The Netherlands. Ms. Merchant holds an MBA from the Henley Business School and a Bachelor of Science in Languages from Georgetown University, Washington, D.C..
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

Lisa Graver served as a Director on Alvotech's Board since June 2022. In addition, Ms. Graver served in various leadership positions throughout her extensive career spanning over two decades in the pharmaceutical industry. Most recently, she served as President/CEO for Alvogen Group, Inc., a privately held pharmaceutical company headquartered in Morristown, NJ, a position she held since 2015. Prior to joining Alvogen in 2010, she held leadership positions in Actavis and Alpharma in the US. Ms. Graver draws from her experience and expertise across all facets of the industry, including commercial, regulatory/R&D, portfolio selection, and legal. Ms. Graver served as an IP litigator with Kirkland & Ellis before leaving private practice. She holds honor degrees in both Biology and law from Lakehead University and Case Western Reserve University, respectively. Ms. Graver is assuming d the role of the Chief Executive Officer end of q1 2026.
Hjörleifur Pálsson has served as one of Alvotech's directors since June 2024. Since 2013 he has served as non-executive board member in sectors like pharmaceuticals, retail, medical devices, media & telecommunications, education and venture capital. Mr. Palsson was the Executive Vice President and Chief Financial Officer of Ossur (now Embla), a leading medical device company, listed on NASDAQ OMX Copenhagen, from 2001-2013, where he gained comprehensive experience in leading accounting, planning, investor relations, funding, corporate M&A, human resources, and business information services. Prior, Mr. Palsson was a partner and a board member at Deloitte in Iceland where he practiced as a State Authorized Public Accountant from 1989 to 2001. Mr. Palsson graduated with a Cand. Oecon degree in finance and accounting from the University of Iceland in 1988 and qualified as a State Authorized Public Accountant in 1989.
Family Relationships
There are no family relationships among any of our executive officers or directors.

B.Compensation
Compensation of Executive Officers
Each of our executive officers has entered into an employment agreement.
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

The following table sets forth information regarding compensation earned by Robert Wessman, our Chief Executive Officer and our other members of the leadership team during the years ended 31 December 2025.

	2025
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Robert Wessman CEO	2,830	62	—	—
Other Members of the Leadership Team	5,602	414	1,806	5,727
	8,432	476	1,806	5,727
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
We reimburse our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board and committee meetings.

The following tables sets forth information regarding compensation earned by each of our directors during the years ended 31 December 2025 and 2024:

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2025
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	185	—	122	1,174,004
Ann Merchant, Board Member	119	—	122	31,746
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member* (until 25 June 2025)	—	—	—	N/A
Hjörleifur Pálsson, Board Member	94	—	55	7,116
Linda McGoldrick, Board Member (until 25 June 2025)	49	—	122	N/A
Lisa Graver, Board Member	64	—	122	31,746
Tomas Ekman, Board Member*	—	—	—	—
	511	—	543	1,244,612
*Waived their board compensation (both cash and equity)
**Direct share ownership

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2024
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	156	—	183	1,163,422
Ann Merchant, Board Member	112	—	183	21,164
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Hjörleifur Pálsson, Board Member (from 7 June 2024)	41	—	—	2,350
Linda McGoldrick, Board Member	92	—	183	21,164
Lisa Graver, Board Member	68	—	183	21,164
	469	—	732	1,229,264
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
During the year 2025, our Remuneration Committee authorized the grant of a total of 1,744,789 RSUs to certain employees and executive officers under the 2022 Plan.
If all RSUs vest and are exchanged for Ordinary Shares, the combined grants may result in an aggregate of 3,090,208 Ordinary Shares.
C.Board Practices
Composition of Our Board of Directors
Our board of directors is currently composed of seven members. In accordance with our articles of association, the board of directors is not divided into classes of directors. Six directors were elected at the AGM in June 2025 for a one year term and one director was appointed at the Annual General Meeting held in June 2024 for a two year te
Four of seven directors are independent as defined in Nasdaq listing standards and applicable SEC rules and our board of directors has an independent audit and risk committee, a nominating committee, a compensation committee.
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
Committees of our Board of Directors
Our board of directors has five standing committees: an Audit and Risk Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Strategy Committee and a Corporate Sustainability Committee. The board has adopted written charters that are available to shareholders on our website at https://investors.alvotech.com/corporate-governance/documents-charters for the Audit and Risk Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Corporate Sustainability Committee. The reference to our website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on our website into this Annual Report on Form 20-F.
Audit and Risk Committee
The members of our Audit and Risk Committee are Mr. Pálsson (Chair), Ms. Merchant, and Mr. Davies. Each member of our Audit and Risk Committee qualifies as independent directors according to the rules and regulations of the

SEC and Nasdaq with respect to audit and risk committee membership. In addition, all Audit and Risk Committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit and risk committee members qualifies as an “audit and risk committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The Audit and Risk Committee is responsible for, among other things:
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
Nominating and Corporate Governance Committee
The members of our Nominating and Corporate Governance Committee are Mr. Davies (Chair), Ms. Merchant, and Mr. Pálsson. The Nominating and Corporate Governance Committee is responsible for, among other things:
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

Corporate Sustainability Committee
The members of our Corporate Sustainability Committee are Ms. Merchant (Chair), Mr. Davies, and Mr. Pálsson. The Corporate Sustainability Committee is responsible for, among other things:
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
Strategy Committee
The Strategy Committee is responsible for, among other things, reviewing, monitoring and setting strategy for our business. The members of our Strategy committee are Mr. Wessman (Chair), Ms. Graver, and Mr. Davies.

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
D.Employees
As of 31 December 2025, we had 1,460 employees, including 24 contractors, 89% of whom were devoted to R&D, quality and technical operations, and 11% to administration and support roles.

Many of our Iceland-based employees are members of Icelandic labor unions and as such the bargaining agreements which these unions enter into with the Icelandic Confederation of Employers, of which Alvotech hf. is a member. We have not experienced any work stoppages and consider our relationship with our employees and the labor unions to be good.

	At 31 December
Function:	2025	2024	2023
Manufacturing	926	614	575
Administrative	167	129	131
Research and development	367	289	320
Total	1,460	1,032	1,026
Geography:
Iceland	1,059	866	839
European Union	140	77	74
United States	15	13	14
Elsewhere	246	76	99
Total	1,460	1,032	1,026
E.Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 7.A Major Shareholders” and “Item 6.B Compensation” for a discussion of the 2022 Plan.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of 6 March 2026 by:
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

We have based percentage ownership on 312,048,292 ordinary shares outstanding as of 6 March 2026.

Name and Address of Beneficial Owners	Number of Shares	%
Directors and Executive Officers(1)
Robert Wessman	320,000	—
Richard Davies(2)	1,208,595	*
Tomas Ekman	—	—
Ann Merchant(3)	55,476	*
Arni Hardarson	—	—
Lisa Graver(4)	55,476	*
Hjörleifur Pálsson(5)	12,080	*
Tanya Zharov(6)	228,174	*
Joseph E. McClellan(7)	524,409	*
Linda Jonsdottir	—	—
All Directors and Executive Officers as a group (10 persons)	2,545,376	*
Five Percent Holders
Alvogen Lux Holdings S.à r.l.(8)	90,310,334	28.94%
Aztiq Pharma Partners S.à r.l.(9)	103,849,420	33.28%
___________
*Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
(1)Unless otherwise noted, the business address of each of the directors and executive officers is 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.
(2)Includes of 97,880 unvested Earn Out Shares and 14,603 vested options held by Richard Davies.
(3)Includes 23,730 vested options held by Ann Merchant.
(4)Includes 23,730 vested options held by Lisa Graver.
(5)Includes 4,964 vested RSUs held by Hjörleifur Pálsson.
(6)Includes 228,174 vested RSUs held by Tanya Zharov.
(7)Includes 370,371 vested RSUs held by Joseph McClellan.
(8)Represents shares held by Alvogen. Through intermediary holding entities, Alvogen is a wholly-owned subsidiary of Celtic Holdings SCA (“Celtic Holdings”). Investment and voting decisions with respect to the shares held by Alvogen are made by the directors of Celtic Holdings. Carmen Andre, Tomas Ekman, Arni Hardarson, Park Jung Ryun, Christoffer Sjøqvist and Robert Wessman are the directors of Celtic Holdings and may be deemed to have shared voting and dispositive power with respect to the shares held by Alvogen. Carmen Andre, Tomas Ekman, Arni Hardarson, Park Jung Ryun, Christoffer Sjøqvist and Robert Wessman each disclaim any beneficial ownership of any such shares, except to the extent of their pecuniary interest therein, if any. The address of Alvogen is 5, rue Heienhaff, L-1736 Senningerberg, Luxembourg, Grand-Duchy of Luxembourg and the address of Celtic Holdings is 20, avenue Monterey, L-2163 Luxembourg, Grand-Duchy of Luxembourg.
(9)Represents shares held by Aztiq Pharma Partners S.à r.l. (“APP”). APP is a wholly-owned subsidiary of Aztiq Fund I SCSp (“Aztiq Fund”). Investment and voting decisions at Aztiq Fund are made by its general partner, Floki GP S.à r.l. (“Aztiq GP”). Investment and voting decisions with respect to the shares held by APP are made by the members of the board of managers of Aztiq GP. Arni Hardarson, David Olafsson, Marc Levebvre and Robert Wessman are members of the board of managers of Aztiq GP and may be deemed to have shared voting and dispositive power with respect to the shares held by APP in Alvotech. Arni Hardarson, David Olafsson, Marc Levebvre and Robert Wessman each disclaim any beneficial ownership of any such shares, except to the extent of their pecuniary interest therein, if any. The address of APP is 5, rue Heienhaff, L-1736 Senningerberg, Grand-Duchy of Luxembourg and the address of Aztiq Fund and Aztiq GP is at 4 rue Robert Stumper, L-2557 Luxembourg, Grand-Duchy of Luxembourg.
Voting Rights
The voting rights of the principal shareholders do not differ from the voting rights of other shareholders.

Shareholders in the United States
As of 6 March 2026, to the best of our knowledge 136,653,345 of our outstanding ordinary shares were held by nine shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
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

The Group entered into nineteen separate lease agreements with Flóki Fasteignir ehf. in 2025 for apartment buildings in Iceland. These facilities are used to provide temporary housing for international employees and specialized third‑party contractors engaged to support the Group’s global development, manufacturing, and regulatory activities. The remaining lease terms approximate 10 years, on average, as of 31 December 2025. Lease liabilities as of 31 December 2025 for the new leases amount to $7.6 million.

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
In addition, SDRs representing Alvotech’s Ordinary Shares have been listed on Nasdaq Stockholm since 19 May 2025, where they trade under the ticker symbol “ALVO SDB”. This followed Nasdaq Stockholm’s confirmation that Alvotech met all applicable listing requirements, and the Company’s publication of a prospectus in connection with the offering of SDRs.
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
In addition, SDRs representing Alvotech’s Ordinary Shares have been listed on Nasdaq Stockholm since 19 May 2025, where they trade under the ticker symbol “ALVO SDB”. This followed Nasdaq Stockholm’s confirmation that Alvotech met all applicable listing requirements, and the Company’s publication of a prospectus in connection with the offering of SDRs.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.     Additional Information.
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
A copy of our Amended and Restated Articles of Association is filed herewith as Exhibit and is incorporated by reference into this Annual Report.
The information set forth in Exhibit 1.1 is incorporated herein by reference. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by our Articles.
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

2024 Secured Loan Facility (as amended)

In June 2024, we entered into a Secured Loan Facility, providing aggregate term‑loan commitments of $965.0 million, initially structured in two tranches bearing interest at SOFR plus  6.5% and SOFR plus 10.5%, respectively, with a mix of cash‑pay and payment‑in‑kind (“PIK”) interest. In June 2025, we amended the Secured Loan Facility to consolidate both tranches into a single facility, eliminate the PIK interest feature, and set a uniform interest rate of SOFR plus 6.0%, payable entirely in cash.

In December 2025, the Secured Loan Facility was amended to, among other things, reflect the incurrence of the Senior Term Loan Facility (described below) and adjust certain covenants and mandatory‑prepayment provisions. As of 31 December 2025, $1,031.6 million was outstanding under the Secured Loan Facility.

 2025 Senior Term Loan Facility

On 31 December 2025, we entered into a $100 million Senior Term Loan Facility maturing on 31 December 2027. The loan bears a 12.50% fixed cash interest rate, payable monthly, and is repayable in a single bullet payment at maturity.

The facility contains customary negative covenants, mandatory prepayment requirements (including excess‑cash‑flow, asset‑sale and insurance sweeps), a make‑whole premium, and prepayment penalties. As of 31 December 2025, $96.7 million was outstanding under the facility.

 2025 Convertible Bonds

On 22 December 2025, we issued $108 million of 2025 Convertible Bonds. The bonds were issued at par and bear interest at 6.875%, payable semi‑annually.

Bondholders may convert their bonds into SDRs at an initial Conversion Price of $5.9224, subject to customary anti‑dilution protections and a one‑time reset if we complete qualifying equity raises of at least $50 million within 24 months of issuance. The Conversion feature is accounted for separately as a derivative financial liability, measured at fair value through profit or loss.

The bonds also include change‑of‑control, free‑float, and delisting investor puts, and issuer tax and clean‑up calls, on customary terms.

As of 31 December 2025, $68.4 million was outstanding on the Convertible Bonds and the conversion option had a fair value of $38.7 million.
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
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Ordinary Shares by a “U.S. Holder.” This discussion applies only to Ordinary Shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. Holders that are subject to special tax rules, including, without limitation:
•Mutual funds, insurance companies, banks or other financial institutions;
•pension or retirement plans;
•broker or dealers in securities or currencies and traders in securities that elect mark-to-market treatment;
•regulated investment companies or real estate investment trusts;
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
•S corporations partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes and investors in such entities;
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
Taxing jurisdictions other than the United States may withhold taxes from distributions on Ordinary Shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Treasury regulations may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. In lieu of claiming a foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisers regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.
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
Based on our analysis of our income, assets, activities and market capitalization, we believe that we were not treated as a PFIC for our taxable year, ended 31 December 2025. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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
The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq (on which Ordinary Shares are currently listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. As such, such election generally will not apply to any of our non-U.S. subsidiaries. As such, U.S. Holders may continue to be subject to the adverse PFIC tax consequences discussed above with respect to any lower-tier PFICs, as discussed below, notwithstanding their mark-to-market election.
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
Item 11.        Quantitative and Qualitative Disclosures About Market Risk.
We are exposed to market risks that may result in changes in foreign currency exchange rates and interest rates, as well as the overall change in economic conditions in the countries where we conduct business. As of 31 December 2025 and 31 December 2024, we had cash and cash equivalents of $172.4 million and $51.4 million, respectively, excluding restricted cash. Our cash and cash equivalents include both cash in banks and cash on hand. Additional information regarding the Group's management of financial risks relating to its operations can be found in Note 27 of the audited consolidated financial statements, included elsewhere in this Form 20-F.
Foreign currency exchange risk
We are subject to foreign exchange risk in our operations, as some of our financial assets and financial liabilities are denominated in currencies other than the functional currency of our subsidiaries. Any strengthening or weakening of our significant foreign currencies against the USD could impact the measurement of financial instruments in a foreign currency and affect equity. Our significant asset and liabilities denominated in foreign currencies as of 31 December 2025 and 31 December 2024 are denominated in EUR, GBP, ISK, CHF, and SEK. We analyze at the end of each quarter the sensitivity to foreign currency exchange changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a 10% strengthening or weakening of each significant foreign currency, keeping all other variables consistent, as of 31 December 2025. Through this analysis, we note that the only foreign currency that had a material impact was ISK, while all other currencies did not significantly fluctuate. Refer to Note 27 of the consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further information.
Interest rate risk
Our interest-bearing investments and borrowings are subject to interest rate risk. Our exposure to the risk of fluctuations in market interest rates primarily relates to the borrowings and the cash in banks that is denominated with floating interest rates. We analyze at the end of each year the sensitivity to interest rate changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a one hundred basis point on the interest rates, keeping all other variables consistent, as of 31 December 2025. Holding other variables constant, including the total amount of outstanding indebtedness, a 100-basis-point increase in interest rates on our variable-rate financial instruments would cause an estimated increase in loss before taxes of approximately $9.9 million based on the amounts outstanding as of 31 December 2025.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
A.Not applicable.
B.Not applicable.
C.Not applicable.
D.Not applicable.
E.Use of Proceeds.
Not applicable.
Item 15.    Controls and Procedures.
A.Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 31 December 2025.

Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of 31 December 2025, our disclosure controls and procedures were not effective. After giving full consideration to these material weaknesses, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with IFRS, our management has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with IFRS.

Previously Disclosed Material Weaknesses

As previously disclosed in our Form 20-F for the year ended 31 December 2024, we identified material weaknesses in our internal control over financial reporting (“ICFR”) across four of the components of the COSO framework (control environment, control activities, information and communication, and monitoring activities) at the entity level and accordingly, across our business and IT processes.

During the fiscal year ended 31 December 2025, we implemented a comprehensive remediation program to strengthen our internal controls over financial reporting and continued taking steps to execute our remediation plan.

We believe our remediation measures address the monitoring activities component material weakness and have concluded it to be fully remediated as of 31 December 2025. We have also made significant progress towards remediating the other components of the COSO framework and material weaknesses previously identified as described below. This includes remediating certain ITGCs, including monitoring of service organisations for information systems and firefighter access aspects of user access controls.

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

Management has assessed the effectiveness of our internal control over financial reporting as of 31 December 2025 using criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting was not effective due to the identified material weaknesses in internal control over financial reporting as described below.

ILS Holding AG, together with its subsidiaries Ivers‑Lee AG in Switzerland and IL‑CSM Clinical Supplies Management GmbH in Germany (together, “Ivers‑Lee”) which we acquired on 8. July 2025, has been excluded from management’s assessment of ICFR as of 31.12.2025. This exclusion is permitted under SEC rules for newly acquired businesses during the first year of integration. Ivers-Lee represented approximately 3.5% of total assets and 0.95% of total revenues of Alvotech as of and for the year ended 31 December 2025.

Identified Material Weaknesses

Although the measures described in Item 15.A were implemented during the year ended 31 December 2025, we did not remediate all the previously identified material weaknesses related to deficiencies in the design and operating effectiveness of controls across certain components of the COSO Internal Control—Integrated Framework (i) control environment, (ii) control activities, and (iii) information and communication.

As of 31 December 2025, the Company identified the following material weaknesses that is a continuation of identified material weaknesses as of 31 December 2024 except for the partial remediation of certain ITGCs as described above:
–The Company did not have a sufficient number of trained professionals with an appropriate level of internal control knowledge, training and experience.
–The Company did not consistently implement and operate all controls, specifically related to timely and consistent execution, adequate review procedures, and maintaining documentation to evidence control performance, including assessing the accuracy and completeness of information used in the execution of controls.
–The Company did not implement effective controls over the segregation of duties, including user access for information systems that are relevant to the preparation of our financial statements.

Additionally, previously identified material weaknesses have not been fully remediated, which gave rise to the following material weakness in business process controls as of 31 December 2025:
–We did not maintain effective internal controls over the deferred tax asset process.
Remediation Activities

During 2025, the Company continued executing its multi-year remediation plan to strengthen its internal control environment. These efforts included expanding the internal control function, enhancing training of control owners, improving control documentation, strengthening review procedures, and increased ongoing monitoring activities. As a result of these remediation efforts, significant progress has been made reflected in the number of identified control deficiencies that has decreased meaningfully during the year. Primarily controls within inventory and payroll processes require additional attention and time to remediate.

The Company also continued to perform remediation activities related to segregation of duties and ITGCs through enhancements to access governance, password configuration standards, change management and oversight of service organizations supporting systems relevant to financial reporting. For service organizations that did not have appropriate coverage from a SOC 1 Type 2 or equivalent report, management implemented controls or performed alternative monitoring procedures to provide comfort that the relevant financial reporting risks were sufficiently mitigated. These remediation actions coupled with mitigating controls and procedures that validated that existing open conflicts had not been exploited during the year ended 31 December 2025.

Management will continue to focus on reinforcing timely and consistent execution of period end controls, including enhanced planning and monitoring through enhanced quarter end calendars, automated reminders and escalation protocols within the ICFR compliance tool. Management will prioritize and complete segregation of duties, sensitive/elevated access cleanup in early 2026. In addition, management will continue to conduct training, as deemed appropriate, around control documentation requirements, including proper evaluation of completeness and accuracy of information used in controls and adequate review procedures with a focus on the inventory and HR processes.

Management has developed a formalized plan for FY26 to monitor these controls across all quarters of identified process areas to support the requirement for sustained, timely execution. This plan includes but is not limited to the following: (i) continue training control owners to reaffirm expectations as it relates to the control design and execution of such controls, including enhancements to the documentation to evidence execution of the controls, (ii) developing systematic approach for continued ongoing monitoring and testing of our internal controls, including periodic reviews for all the processes to assess the design and effectiveness of the controls and make necessary adjustments. The Company will continue to engage outside consultants to assist in evaluating our internal controls, develop remediation plans to address control deficiencies identified, and actively measure compliance and remediation progress through a quarterly review process, and (iii) continue focusing on consistent and timely control execution, adequate review procedures, and improving control documentation, including the accuracy and completeness of information used in the performance of controls.
C.Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of 31 December 2025, has been audited by Deloitte ehf., an independent registered public accounting firm. Deloitte ehf. has issued an adverse opinion on the Company's effectiveness of our internal control over financial reporting as stated in their report which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Alvotech
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Alvotech and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 30, 2026, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at ILS Holding AG, together with its subsidiaries Ivers ‑ Lee AG in Switzerland and IL ‑ CSM Clinical Supplies Management GmbH in Germany (collectively, “Ivers ‑ Lee”), which was acquired on July 8, 2025, and whose financial statements constitute 3.5% of total assets and 0.95% of revenues, of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Ivers-Lee
Basis for Opinion
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
The Company did not maintain controls to execute the criteria established in the COSO Framework for the following components of internal control: (i) control environment, (ii) control activities, and (iii) information and communication, including as follows:

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
c.the Company did not implement effective controls over the segregation of duties, including user access for information systems that are relevant to the preparation of our financial statements; and
d.the Company did not maintain effective internal controls over the deferred tax asset process.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2025, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte ehf.
Kópavogur, Iceland
March 30, 2026
D.Changes in Internal Control Over Financial Reporting
Except as described above in "Item 15.A Disclosure Controls and Procedures" and "Item 15.B Management’s Annual Report on Internal Control Over Financial Reporting", there were no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
Our Board has determined that Mr. Pálsson (Chair), Ms. Merchant, and Mr. Davies each qualify as an “audit committee financial expert” as defined by SEC rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Pálsson (Chair), Ms. Merchant, and Mr. Davies are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.
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
Item 16C.    Principal Accountant Fees and Services
Deloitte ehf. has served as our independent registered public accountant since 2013 and has audited our consolidated financial statements for the years ended 31 December 2025 and 2024.
The following table shows the aggregate fees for services rendered by Deloitte ehf. to us and our subsidiaries, in the fiscal years ended 31 December 2025 and 2024.

	Year Ended 31 December
(in thousands of dollars)	2025	2024
Audit Fees	3,509	3,335
Audit-Related Fees	856	265
Tax Fees	26	14
Total	4,391	3,614

Auditor Name	Auditor Location	Auditor Firm ID
Deloitte ehf.	Kópavogur, Iceland	1490
Audit fees. Audit fees consisted of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements, including fees for the review of our interim financial information.
Audit-related fees. Audit-related fees included fees for review of our current and historical financial information included in our SEC registration statements and prospectus for the listing in Sweden, including services that generally only the independent accountant can reasonably provide.
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
In 2025, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “ Risks Related to Legal and Regulatory Compliance Matters - A breakdown, cyberattack or information security breach could compromise the confidentiality, integrity and availability of our confidential information in internal systems or those used by third party collaborator partners or other contractors or consultants, could compromise the confidentiality, integrity and availability of our confidential information in information technology systems, network-connected control systems and/or our data, interrupt the operation of our business and/or affect our reputation.” in Item 3. Key Information – D. Risk Factors.

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
The Cybersecurity and Risks Council includes the CIO, the Director of IT Infrastructure and Operations, and the Director of Cybersecurity. Those employees have decades of experience in cybersecurity and operations, cybersecurity education, and certifications from various organizations. The Cybersecurity and Risks Council is responsible for mobilizing the Materialization Board, which includes representatives from Legal and Finance, to review identified incidents.

PART III
Item 17.     Financial Statements.
See pages F-1 through F-67 of this Annual Report.
Item 18.     Financial Statements.
Not applicable.
Item 19.    Exhibits
EXHIBIT INDEX

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Amended and Restated Articles of Association.

2.1	Warrant Agreement, dated as of September 21, 2020, between Continental Stock Transfer & Trust Company and OACB	8-K	001-39526	4.1	22.09.2020

2.2	Warrant Assignment, Assumption and Amendment Agreement by and between OACB, Alvotech, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, dated June 15, 2022	20-F	001-41421	2.7	22.06.2022

2.3	Description of Securities	20-F	001-41421	2.11	01.03.2023

4.1†	License and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab), dated August 30, 2019	F-4	333-261773	10.1	20.12.2021

4.2†	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019	F-4	333-261773	10.2	20.12.2021

4.3†	Second Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019, dated May 3, 2021	F-4	333-261773	10.3	20.12.2021

4.4†	License and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab), dated November 6, 2019	F-4	333-261773	10.6	20.12.2021

4.5†	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab) dated November 6, 2019, dated March 13, 2020	F-4	333-261773	10.7	20.12.2021

4.6†	License and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated November 6, 2019	F-4	333-261773	10.10	20.12.2021

4.7†	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated March 13, 2020	F-4	333-261773	10.11	20.12.2021

4.8†	License and supply agreement between Alvotech hf. and STADA for AVT16, dated November 6, 2019	F-4	333-261773	10.12	20.12.2021

4.9†	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT16, dated November 6, 2019, dated March 13, 2020	F-4	333-261773	10.13	20.12.2021

4.10†	Product Supply Agreement between Alvotech hf. and Teva, dated August 5, 2020	F-4	333-261773	10.16	20.12.2021

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.11†	License and Development Agreement between Alvotech hf. and Teva, dated August 5, 2020	F-4	333-261773	10.17	20.12.2021

4.12†	Settlement Agreement, Release and Amendment to the License and Development Agreement between Alvotech hf. and Teva dated August 5, 2020, dated June 28, 2021	F-4	333-261773	10.18	20.12.2021

4.13†	Amended and Restated Services Agreement between Alvogen and Alvotech, dated April 11, 2022	F-4	333-261773	10.17	20.12.2021

4.14+	BCA Framework Agreement between Alvotech Holdings S.A., Alvotech Lux Holdings S.A.S., Floki Holdings S.à r.l, and certain other shareholders dated December 7, 2021	F-4	333-261773	10.22	20.12.2021

4.15	Product Rights Agreement between Alvotech hf. and Alvogen, dated January 22, 2018	F-4	333-261773	10.25	20.12.2021

4.16†	First Amendment to the Product Rights Agreement between Alvotech hf. and Alvogen dated January 22, 2018, dated December 14, 2018	F-4	333-261773	10.26	20.12.2021

4.17†	Settlement and License Agreement between Alvotech hf. and AbbVie, dated March 8, 2022	F-4	333-261773	10.29	14.03.2022

4.18†	Settlement and License Agreement between Alvotech hf. and AbbVie, dated April 4, 2022	F-4	333-261773	10.31	19.04.2022

4.19#	Management Incentive Plan.	20-F	001-41421	4.39	22.06.2022

4.20	Investor Rights and Lock-Up Agreement between Alvotech and certain Investors, dated June 15, 2022	F-1	333-266136	10.37	14.07.2022

4.21	Warrant Agreement by and between Alvotech and Alvogen Lux Holdings S.à r.l., dated November 16, 2022	6-K	001-41421	99.7	17.11.2022

4.22	Form of Indemnification Agreement between Alvotech and Non-Executive Directors	20-F	001-41421	4.46	01.03.2023

4.23†	Second amendment to the License and Development Agreement between Alvotech hf. and Teva dated August 5, 2020, dated February 27, 2023	20-F	001-41421	4.47	01.03.2023

4.24	Master License and Supply Agreement by and between Alvotech and Mercury Pharma Group Limited (trading as Advanz Pharma Holdings), dated as of May 22, 2023	6-K	001-41421	99.4	12.07.2023

4.25*†	Amendment No. 5 dated as of December 31, 2025 to the Term Loan Agreement dated as of June 7, 2024, by and among Alvotech, Glass USA LLC, Glass Americas LLC and the Lenders party thereto

4.26*†+	Super-Priority Credit Agreement dated as of December 31, 2025, by and among Alvotech, Glass USA LLC, Glass Americas LLC and the Lenders party thereto

Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

8.1*	Subsidiaries of the Registrant	20-F	001-41421	8.1	01.03.2023

11.1*	Insider Trading Policy

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte ehf., independent registered accounting firm for Alvotech.

97.1	Incentive Compensation Recoupment Policy.	20-F	001-41421	97	20.03.2024

101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
__________
*Filed herewith.
**Furnished herewith.
†Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
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
30 March 2026

ALVOTECH

By:	/s/ Robert Wessman
Name:	Robert Wessman
Title:	Chief Executive Officer

Alvotech
_____________________
Consolidated Financial Statements as
of 31 December 2025 and 2024 and
for the years ended 31 December 2025, 2024, and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Alvotech

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Alvotech and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income or loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2026, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
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
The Company’s deferred tax assets balance as of December 31, 2025 was $192.2 million. The deferred tax assets balance is reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. The majority of the deferred tax assets recognized relates to tax losses that have arisen in Iceland, whereby it is probable that future forecasted taxable profits, driven by management’s assumptions for unit price and market share, will be available to offset the cumulative tax losses as of December 31, 2025.

We identified management’s determination that it is probable that there will be sufficient taxable profits generated in the future against which the deferred tax assets can be utilized as a critical audit matter because of the significant estimate management makes related to future taxable profits. This required a high degree of auditor judgment and an increased extent of effort, particularly related to unit price and market share assumptions for certain products in management’s estimates of future taxable profits.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the determination of whether sufficient taxable profits will be generated in the future against which the deferred tax assets can be utilized, particularly as it pertains to estimates for unit price and market share, included the following, among others:

•We evaluated the appropriateness of the Company’s methodology to determine whether sufficient future taxable profits will be available, including assessment of the number of years of forecasted future taxable profits used.

•We evaluated the unit price and market share assumptions to determine if such assumptions are consistent with internal and external data as well as relevant existing market information, industry and other external factors such as:
◦The Company’s historical and current prices for certain products, including current year prices for established products and prevailing prices for products under development, complemented by analysis of historical price erosion trends related to biosimilar entry and year on year price developments;
◦Historical market trends in the Company’s two principal geographic markets, based on market reports; and
◦Analyst and industry reports for the Company and its peer companies.

•We evaluated management’s ability to accurately estimate taxable profits by comparing actual results to management’s historical estimates.

•We assessed unit price and market share assumptions utilized within the future forecasts for potential manipulation or bias by considering contradictory evidence.

•We involved tax specialists to assess whether the recognition and calculation of deferred tax assets is in accordance with Icelandic tax legislation, including the conditions for the utilization of tax losses carried forward before expiry against future taxable income.

•We tested the mathematical accuracy of the model used to determine forecasted taxable profits.

•We evaluated the appropriateness of the Company's disclosures in the consolidated financial statements.

/s/ Deloitte ehf.

Kópavogur, Iceland
March 30, 2026
We have served as the Company's auditor since 2013.

Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss for the years ended 31 December 2025, 2024, and 2023

USD in thousands, except for per share amounts	Notes	2025	2024	2023
Product and service revenue	5	276,271	273,472	48,699
License and other revenue	5	310,050	216,210	42,735
Other income		2,583	2,296	1,948
Cost of product and service revenue		(235,558)	(185,309)	(160,856)
Research and development expenses		(184,193)	(171,312)	(210,827)
General and administrative expenses		(90,946)	(65,713)	(76,559)
Operating profit		78,207	69,644	(354,860)
Share of net loss of joint venture		—	—	(7,153)
Impairment loss on investment in joint venture		—	—	(21,519)
Loss on sale of interest in joint venture	26	—	(2,970)	—
Effects resulting from business combination	1	7,977	—	—
Finance income	7	198,492	80,145	4,823
Finance costs	7	(149,190)	(303,165)	(267,157)
Exchange rate differences		(16,841)	8,161	(5,183)
Net gain / (loss) on modification and extinguishment of financial liabilities	21	17,703	(69,378)	—
Non-operating profit / (loss)		58,141	(287,207)	(296,189)
Profit / (loss) before taxes		136,348	(217,563)	(651,049)
Income tax (expense) benefit	10	(108,429)	(14,301)	99,318
Profit / (loss) for the year		27,919	(231,864)	(551,731)
Other comprehensive profit / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		3,570	(690)	(86)
Total comprehensive profit / (loss)		31,489	(232,554)	(551,817)
Profit / (loss) per share
Basic profit / (loss) for the year per share	11	0.10	(0.87)	(2.43)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position as of 31 December 2025 and 2024

USD in thousands

Non-current assets	Notes	31 December 2025	31 December 2024
Property, plant and equipment	12	356,398	284,546
Right-of-use assets	13	138,294	125,198
Goodwill	14	12,835	11,330
Other intangible assets	15	81,834	20,621
Contract assets	5	122,934	22,710
Other long-term assets	24	8,578	3,615
Deferred tax assets	10	192,211	298,360
Total non-current assets		913,084	766,380
Current assets
Inventories	17	220,054	127,889
Trade receivables		69,740	160,217
Contract assets	5	64,440	67,304
Other current assets	18	46,984	48,064
Receivables from related parties	24	438	118
Cash and cash equivalents	16	172,359	51,428
Total current assets		574,015	455,020
Total assets		1,487,099	1,221,400
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position as of 31 December 2025 and 2024

USD in thousands

Equity	Notes	31 December 2025	31 December 2024
Share capital	19	2,929	2,826
Share premium	19	2,105,691	2,007,058
Other reserves	20	15,331	17,272
Translation reserve		1,352	(2,218)
Accumulated deficit		(2,409,790)	(2,437,709)
Total equity		(284,487)	(412,771)
Non-current liabilities
Borrowings	21	1,262,147	1,035,882
Derivative financial liabilities	27	53,994	210,224
Lease liabilities	13	137,999	112,137
Contract liabilities	5	5,500	80,721
Deferred tax liability	10	7,868	1,811
Total non-current liabilities		1,467,508	1,440,775
Current liabilities
Trade and other payables		126,124	67,126
Lease liabilities	13	12,078	9,515
Current maturities of borrowings	21	36,921	32,702
Liabilities to related parties	24	3,325	8,465
Contract liabilities	5	30,364	15,980
Taxes payable		1,041	204
Other current liabilities	25	94,225	59,404
Total current liabilities		304,078	193,396
Total liabilities		1,771,586	1,634,171
Total equity and liabilities		1,487,099	1,221,400
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows for the years 31 December 2025, 2024, and 2023

USD in thousands

Cash flows from operating activities	Notes	2025	2024	2023
Profit / (loss) for the year		27,919	(231,864)	(551,731)
Adjustments for non-cash items:
Long-term incentive plan expense		—	—	78
Depreciation, amortization and impairment	8	37,851	31,301	24,210
Impairment of other intangible assets		—	—	1,779
Impairment loss on investment in joint venture		—	—	21,519
Change in allowance for receivables		703	(946)	18,500
Change in inventory reserves	17	646	(3,483)	8,341
Share-based payments	21	7,378	7,626	18,033
Loss on disposal of property, plant and equipment		—	—	365
Effects resulting from business combination	1.3	(7,977)	—	—
Loss on sale of interest in joint venture	26	—	2,970	—
Share of net loss of joint venture		—	—	7,153
Finance income	7	(198,492)	(80,145)	(4,823)
Finance costs	7	149,190	303,165	267,157
Exchange rate difference		16,841	(8,161)	5,183
Net (gain) / loss on modification and extinguishment of financial liabilities	21	(17,703)	69,378	—
Income tax expense / (benefit)	10	108,429	14,301	(99,318)
Operating cash flow before movement in working capital		124,785	104,142	(283,554)
Increase in inventories	17	(90,129)	(49,973)	(11,304)
Decrease / (increase) in trade receivables		93,182	(119,063)	(8,320)
(Decrease) increase in receivables with related parties	24	(320)	20	881
Increase in contract assets	5	(94,947)	(45,192)	(17,393)
Increase in other assets		(4,244)	(7,125)	(802)
Increase / (decrease) in trade and other payables		45,312	(13,695)	31,772
(Decrease) / increase in contract liabilities	5	(69,334)	(31,446)	35,396
(Decrease) / increase in liabilities with related parties	24	(2,233)	(7,871)	1,280
Increase / (decrease) in other liabilities		5,074	(14,299)	(5,182)
Cash from (used in) operations		7,146	(184,502)	(257,226)
Interest received		2,387	4,617	3,649
Interest paid		(58,950)	(54,921)	(57,254)
Income tax paid		(780)	(2,037)	(1,354)
Net cash used in operating activities		(50,197)	(236,843)	(312,185)

Cash flows from investing activities
Acquisition of property, plant and equipment	12	(64,470)	(53,661)	(33,234)
Disposal of property, plant and equipment		—	—	133
Acquisition of intangible assets	15	(31,659)	(3,339)	(13,239)
Restricted cash in connection with debt extinguishment		—	26,132	—
Net cash outflow on acquisition of subsidiary	1.3	(14,036)	—	—
Proceeds from the sale in joint venture	26	5,950	12,000	—
Net used in investing activities		(104,215)	(18,868)	(46,340)
Cash flows from financing activities
Repayments of borrowings	21	(25,419)	(749,082)	(99,367)
Repayments of principal portion of lease liabilities	13	(10,368)	(10,197)	(8,269)
Proceeds from new borrowings	21	233,482	896,263	278,831
Transaction cost from new borrowings		(5,585)	(4,236)	(9,004)
Gross proceeds from equity offering	19	82,481	150,451	136,879
Fees from equity offering		(3,759)	(5,812)	(4,141)
Proceeds from warrants		—	4,843	6,390
Stock options exercised		—	76	—
Proceeds from loans from related parties		—	24,500	—
Repayment of loans from related parties		—	(9,500)	—
Net cash generated from financing activities		270,832	297,306	301,319
(Decrease) increase in cash and cash equivalents		116,420	41,595	(57,206)
Cash and cash equivalents at the beginning of the year	16	51,428	11,157	66,427
Effect of movements in exchange rates on cash held		4,511	(1,324)	1,936
Cash and cash equivalents at the end of the year	16	172,359	51,428	11,157
Supplemental cash flow disclosures (Note 28)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity for the years ended 31 December 2025, 2024 and 2023

USD in thousands

	Share capital	Share premium	Other reserves	Translation reserve	Accumulated deficit	Total equity
At 1 January 2023	2,126	1,058,432	30,582	(1,442)	(1,654,114)	(564,416)
Loss for the year	—	—	—	—	(551,731)	(551,731)
Foreign currency translation differences	—	—	—	(86)	—	(86)
Total comprehensive loss	—	—	—	(86)	(551,731)	(551,817)
Capital contribution	118	132,618	—	—	—	132,736
Vested earn-out shares	6	8,300	—	—	—	8,306
Penny warrants exercised	25	27,159	—	—	—	27,184
Public warrants exercised	6	7,612	—	—	—	7,618
Recognition of share-based payments	—	—	16,985	—	—	16,985
Settlement of RSUs with shares	8	5,095	(5,781)	—	—	(678)
Settlement of SARs with shares	(10)	(9,526)	(4,231)	—	—	(13,767)
Recognition of equity component of convertible bonds	—	—	5,356	—	—	5,356
At 31 December 2023	2,279	1,229,690	42,911	(1,528)	(2,205,845)	(932,493)
Loss for the year	—	—	—	—	(231,864)	(231,864)
Foreign currency translation differences	—	—	—	(690)	—	(690)
Total comprehensive loss	—	—	—	(690)	(231,864)	(232,554)
Capital contribution	92	144,547	—	—	—	144,639
Vested earn-out shares	198	310,703	—	—	—	310,901
Penny warrants exercised	17	24,293	—	—	—	24,310
Public warrants exercised	4	6,691	—	—	—	6,695
Recognition of share-based payments	—	—	6,486	—	—	6,486
Stock options recognised	—	—	276	—	—	276
Settlement of RSUs with shares	15	5,890	(10,981)	—	—	(5,076)
Settlement of options with shares	0	105	(29)	—	—	76
Conversion of convertible bond	221	285,139	(21,391)	—	—	263,969
At 31 December 2024	2,826	2,007,058	17,272	(2,218)	(2,437,709)	(412,771)
Profit for the year	—	—	—	—	27,919	27,919
Foreign currency translation differences	—	—	—	3,570	—	3,570
Total comprehensive profit	—	—	—	3,570	27,919	31,489
Capital contribution	79	78,210	—	—	—	78,289
Convertible debt settled with shares	13	14,820	—	—	—	14,833
Recognition of share-based payments	—	—	7,017	—	—	7,017
Stock options recognised	—	—	347	—	—	347
Settlement of RSUs with shares	11	5,603	(9,305)	—	—	(3,691)
At 31 December 2025	2,929	2,105,691	15,331	1,352	(2,409,790)	(284,487)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.        General information
Alvotech (the “Parent” or the “Company” or “Alvotech”) is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 258884. The Company was incorporated on 23 August 2021. These consolidated financial statements were approved by the Group’s Board of Directors, and authorized for issue, on 30 March 2026.
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

1.2 Asset Acquisition

On 4 June 2025, the Company completed the acquisition of Xbrane Biopharma AB's ("Xbrane") research and development operations and the biosimilar candidate XB003 (referencing Cimzia), further expanding the Company's development capabilities, and establishing a footprint in the Swedish life science sector. The purchase price for the acquisition amounts to SEK 275 million (or $28.9 million) consisting of a cash payment for SEK 116.5 million (or $12.2 million), SEK 5.7 million (or $0.6 million) in short-term liabilities, and the assumption of SEK 152.8 million (or $16.1 million) in convertible debt. The Group incurred SEK 14.3 million (or $1.5 million) of transaction costs as part of the asset acquisition. The creditors agreed to accept payment for SEK 152.8 million of the debt in exchange of 1,295,507 shares of the Company upon close of the transaction.

The Company determined that this acquisition did not qualify as a business combination in accordance with IFRS 3 Business Combinations and therefore was accounted for as an asset acquisition. Most of the fair value of the acquired assets is attributable to a single identifiable asset which is the in-process research and development biosimilar candidate. The purchase consideration for this acquisition was allocated based on their relative fair values as follows:

In-process research and development	28,204
Property, plant and equipment	2,364
Right-of-use assets	5,870
Other assets	1,144
Lease liabilities	(5,870)
Other liabilities	(3,266)
Net assets acquired	28,445

Notes to the Consolidated Financial Statements

1.3 Business combination

On 8 July 2025, the Group acquired 100% of the shares of ILS Holding AG, together with its subsidiaries Ivers‑Lee AG in Switzerland and IL‑CSM Clinical Supplies Management GmbH in Germany (together, “Ivers‑Lee”). The acquisition provides the Group with expanded capabilities in pharmaceutical packaging, assembly and clinical supply services and supports the Group’s strategy to strengthen its integrated European supply chain.

The transaction was accounted for as a business combination in accordance with IFRS 3 Business Combinations, the identifiable assets acquired and liabilities assumed were recognized at their acquisition‑date fair values.

The total consideration transferred amounted to CHF 14.9 million, paid in cash at closing. Transaction costs incurred in connection with the acquisition were expensed in the period in which they were incurred.

The resulting net fair value of identifiable net assets exceeded the consideration transferred and a bargain purchase gain of CHF 6.4 million (approximately $8 million) was recognized in profit or loss, reflecting primarily the uplift in the value of the real estate acquired compared with the negotiated purchase price.

Since the acquisition date, Ivers-Lee revenue and loss included in the consolidated statement of profit or loss amounted to $14.1 million and $0.6 million respectively.

The fair values of identifiable assets acquired and liabilities assumed at the acquisition date are presented below:

Value at acquisition date	CHF 000s	USD 000s
Real estate	25,278	31,654
Equipment	3,951	4,948
Right‑of‑use assets	845	1,058
Inventory	2,197	2,751
Trade receivables	4,835	6,055
Other current receivables	639	800
Cash and Cash equivalents	3,651	4,572
Trade payables	(1,934)	(2,422)
Other current liabilities	(2,588)	(3,241)
Debt	(10,799)	(13,523)
Lease liabilities	(473)	(592)
Deferred tax liability	(4,390)	(5,497)
Net assets acquired	21,212	26,563
Purchase price	(14,860)	(18,608)
Effects resulting from business combination	6,352	7,977

These amounts are provisional and may be adjusted within the 12‑month measurement period if better information becomes available.

Notes to the Consolidated Financial Statements

1.4 Information about subsidiaries and joint ventures

Entity name	Principal activity	Issued and paid capital (presented in whole shares)	Place of establishment	Proportion of ownership and voting power held by Alvotech
				2025	2024
Alvotech hf.	Biopharm.	4,356,613	Iceland	100.00%	100.00%
Fasteignafélagið Sæmundur hf.	Real estate	6,068,029	Iceland	100.00%	100.00%
Alvotech Manco ehf.	Group Serv.	215,390	Iceland	100.00%	100.00%
Alvotech Swiss AG	Biopharm.	153,930	Switzerland	100.00%	100.00%
GlycoThera Holding S.à.r.l.	Holding Co	15,000	Luxembourg	100.00%	100.00%
Glycothera Analytics GmbH (formerly Alvotech Hannover GmbH)	Biopharm.	29,983	Germany	100.00%	100.00%
Glycothera Development GmbH (formerly Alvotech Germany GmbH)	Biopharm.	31,182	Germany	100.00%	100.00%
Alvotech Biosciences India Pvt Limited	Biopharm.	96,113	India	100.00%	100.00%
Alvotech USA Inc	Group Serv.	10	USA	100.00%	100.00%
Alvotech UK Limited	Group Serv.	135	UK	100.00%	100.00%
Alvotech Malta Limited	Group Serv.	13,533	Malta	100.00%	100.00%
Alvotech Spain, S.L.	Inactive	3,114	Spain	100.00%	100.00%
Alvotech Jülich GmbH	Biopharm.	29,400	Germany	100.00%	100.00%
Alvotech Sweden AB	Group Serv.	2,719	Sweden	100.00%	—%
ILS Holding AG	Holding Co	1,239,092	Switzerland	100.00%	—%
Ivers-Lee AG	Assembling / Packaging	632,190	Switzerland	100.00%	—%
IL-CSM Swiss GmbH	Inactive	25,288	Switzerland	100.00%	—%
IL-CSM Clinical Supplies Management GmbH	Biopharm.	192,861	Germany	100.00%	—%
1.5 Information about shareholders
Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (Aztiq) and Alvogen Lux Holdings S.à r.l. (Alvogen), with 32.4% and 28.9% ownership interest as of 31 December 2025, respectively. The remaining 38.7% ownership interest is held by various entities, with no single shareholder holding more than 2.4% ownership interest as of 31 December 2025.
1.6 Going concern
The Group has primarily funded its operations with proceeds from the issuance of ordinary shares, proceeds from out‑license agreements with commercial partners, and the issuance of loans and borrowings to both related parties and third parties. Prior to 2025, the Group has incurred recurring losses since its inception, including net loss of $231.9 million, and $551.7 million for the years ended 31 December 2024, and 2023, respectively. For the year ended 31 December 2025, the Group reported a net profit of $27.9 million, and had an accumulated deficit of $2,409.8 million as of 31 December 2025 and $2,437.7 million as of 31 December 2024. The improvement in

Notes to the Consolidated Financial Statements

profitability in 2025 reflects continued growth in product revenues, higher milestone income received from commercial partners, and improved operating leverage.
As of 31 December 2025, the Group had cash and cash equivalents of $172.4 million and current assets less current liabilities of $269.9 million. The Group has not generated positive operational cash flow, largely due to the continued focus on biosimilar product development and expansion efforts.
Throughout 2025, the Group strengthened its liquidity position through a combination of equity and debt financing transactions. In May and June 2025, the Group completed oversubscribed equity offerings on Nasdaq Stockholm, raising gross proceeds of approximately SEK 789 million from Swedish and international investors. These equity financings expanded the Group’s investor base and increased liquidity in its listed instruments.
In June 2025, the Group’s lenders agreed to amend its existing senior secured term loan facility (the “Secured Loan Facility”) executed in July 2024, by consolidating the two tranches into a single tranche and reducing the interest rate to SOFR plus 6.0%, with all interest payable in cash (see Note 21 — Borrowings). In December 2025, the Group further enhanced its liquidity through the completion of two financing transactions consisting of: (i) the issuance of $108 million in senior unsecured convertible bonds due 2030 (the "2025 Convertible Bonds"), and (ii) the arrangement of a $100 million senior term loan facility maturing in December 2027 (the "Senior Term Loan Facility").
These financings provided additional liquidity to support product launches, regulatory submissions and operational activities occurring in 2026.
Operationally, the Group continued to expand commercialization of its biosimilar portfolio, including AVT02 (adalimumab) across more than 55 markets and AVT04 (ustekinumab) in the United States, Europe, Canada and Japan through its established partner network. Several key regulatory milestones were achieved during 2025, including Japanese market approvals for AVT03 (denosumab), AVT05 (golimumab) and AVT06 (aflibercept) in September 2025 and a positive CHMP opinion for AVT06 in June 2025. The Group also expanded its operational capabilities through the acquisition of Xbrane’s research and development organization in Sweden and Ivers‑Lee Group in Switzerland, strengthening upstream development and downstream fill‑finish/packaging capacity.
The Group expects to fund its activities through a combination of existing cash, projected cash generated from milestone collections and product revenues under commercial agreements, and financing arrangements available to the Group.
As several of the Group’s biosimilar programs were launched recently, and others are proceeding through regulatory approval in key markets, uncertainty remains regarding the timing and amount of future cash inflows from commercial operations. Additionally, access to external financing—whether in the form of equity or debt—may be required to support the Group’s long‑term development plans and is subject to market conditions and the willingness of financing partners.
Due to the relatively recent launch of AVT02 (adalimumab) and AVT04 (ustekinumab) products on which the Group is currently reliant for cash flow generation, the recent debt refinancing as set out above, and the anticipated launches of AVT03 (denosumab), AVT05 (golimumab), and AVT06 (aflibercept), which advanced materially during 2025 through significant regulatory milestones—including Japanese marketing approvals for all three products, positive CHMP opinions for AVT03 (denosumab), AVT05 (golimumab) and AVT06 (aflibercept), and the subsequent European Commission approval of AVT03 (denosumab) in November 2025—there is still some level of uncertainty associated with the timing of future cash flow generation. This may mean that the Group ultimately might need to rely on other financing arrangements in the future, such as successive capital increases or debt financings that are not wholly within the control of the Group. If such funding is unavailable, then management may be required to delay, limit, reduce or terminate one or more of its research or product development programs or future commercialization efforts to free up sufficient cash. However, in light of the strengthened liquidity position resulting from the 2025 equity raises and year‑end financing transactions, together with continued commercialization activities under existing partnership agreements, such uncertainty does not represent a material uncertainty which gives rise to significant doubt over going concern.
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
All amendments to IFRSs issued by the IASB that are effective for annual periods that begin on or after 1 January 2025 have been adopted as further described within the footnotes to the consolidated financial statements. The Group has not adopted any standards or amendments to standards in issue that are available for early adoption.
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
2.4 Critical accounting judgments and key sources of estimation uncertainty
Alvotech has prepared its financial statements in accordance with IFRS. The preparation of these financial statements requires Alvotech to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities and related disclosures at the date of the financial statements, as well as revenue and expense recorded during the reporting periods. Alvotech evaluates its estimates and judgments on an ongoing basis. Alvotech bases its estimates on historical experience and other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
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
During the year ended 31 December 2025, the Group reassessed its method for measuring progress toward satisfaction of performance obligations related to out-license contracts. Specifically, the Group transitioned from an input method to an output method for recognizing revenue associated with upfront payments and development milestones. This transition reflects updated expectations regarding the timing and value of goods and services transferred to customers, in light of evolving regulatory and operational developments. This has been accounted for prospectively as a change in estimate in accordance with IAS 8. The net effect in the year ended 31 December 2025 resulted in an increase of $17.5 million in revenue related to development services (refer to Note 5).

Revenue recognition

Product revenue
The Company recognizes revenue from the sale of its biosimilar product to commercial partners, identified as the customer, when control is transferred, and the performance obligations have been satisfied. This is when the title passes to the customer, which is upon shipment of the product. At that point, the commercial partner has full discretion over the channel and price to sell the products. Revenue is recognized based on the net selling price from the commercial partners, which is considered to be the transaction price and includes estimated rebates, returns and chargebacks, and other forms of variable consideration recognized by the Customer. Variable consideration is accounted for by the Company only to the extent that it is highly probable that a significant reversal in the revenue recognized will not occur. Variable consideration, which includes any adjustments to the net selling price, is estimated based on the most likely amount method on a contract-by-contract basis. The Company uses historical and market data in determining the most likely amount of variable consideration. These estimates are reviewed each reporting period and involve inherent uncertainty and management’s judgment.

Notes to the Consolidated Financial Statements

Out-licensing revenue
The consideration to which Alvotech is entitled pursuant to these contracts generally includes upfront payments and payments based upon the achievement of development and regulatory milestones. All contracts include a potential refund obligation whereby Alvotech must refund the consideration paid by the partner in the event of a technical failure or the occurrence of certain other matters that result in partial or full cancellation of the contract. As such, the entire transaction price is comprised of variable consideration. For development‑service performance obligations, the Group measures progress using an output method based on achievement of defined development milestones and time elapsed, as this methodology best reflects the value transferred to the customer over time. The transaction price includes variable consideration only when the Group concludes that it is highly probable that a significant reversal will not occur; for development‑service performance obligations this assessment is generally resolved when key early‑development outputs are achieved.
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
Alvotech’s estimation of the level of future taxable profits is primarily driven by an evaluation of out-license contracts and the expected timing of revenue recognition from such contracts. Alvotech considers the amount of revenues that relate to the various phases of development for its biosimilar product candidates, with greater certainty attributed to revenues earned upon contract execution and before later-stage clinical studies. These forecasts are also evaluated to incorporate potential uncertainty associated with the amount and timing of expected future revenues, driven by factors such as potential competition and the inherent risk associated with biosimilar product development. Changes to these forecasts, and the inputs used in determining the underlying cash flows involve inherent uncertainties and the application of management’s judgment. As a result, if Alvotech used significantly different assumptions or estimates, its valuation of deferred tax assets for current and prior periods could have been materially different.

Notes to the Consolidated Financial Statements

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
The consideration to which the Group is entitled pursuant to these contracts generally includes upfront payments and payments based upon the achievement of development and regulatory milestones. All contracts include a potential refund obligation whereby the Group must refund the consideration paid by the customer in the event of a technical failure or the occurrence of certain other matters that result in partial or full cancellation of the contract. As such, the entire transaction price is comprised of variable consideration. For development‑service performance obligations, the Group measures progress using an output method based on achievement of defined development milestones and time elapsed, as this methodology best reflects the value transferred to the customer over time. The transaction price includes variable consideration only when the Group concludes that it is highly probable that a significant reversal will not occur; for development‑service performance obligations this assessment is generally resolved when key early‑development outputs are achieved.
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

Notes to the Consolidated Financial Statements

therefore, such amounts are not included in the transaction price and recognized as performance revenue until the underlying sale that triggers the milestone or royalty occurs.
Upfront payments, when applicable, are received in advance of transferring control of all goods and services. Therefore, a portion of upfront payments is recorded as a contract liability upon receipt. Due to the existence of refund provisions, upfront payments and certain development milestone payments are included in the transaction price only once the related variable consideration constraint has been resolved. Beginning in January 2025, consistent with the Group’s change in accounting estimate, such uncertainty is generally resolved earlier in the development cycle at which point it becomes highly probable that a significant reversal of cumulative revenue will not occur. Other development and regulatory milestones may not be included in the transaction price until such milestones are achieved due to the degree of uncertainty associated with achieving these milestones. Contract liabilities are presented on the consolidated statements of financial position as either current or non-current based upon forecasted performance. In certain contracts, the Group may transfer control of goods and services, and thus recognize revenue, prior to having the right to invoice the customer. In these circumstances, the Group recognizes contract assets for revenue recognized, and subsequently reclasses the contract asset to trade receivables upon issuing an invoice and the right to consideration is only conditional on the passage of time. Contract assets are presented on the consolidated statements of financial position as either current or non-current based upon the expected timing of settlement.
The standalone selling prices of the development services and the license to intellectual property are not directly observable and, therefore, are estimated. Beginning in January 2025, consistent with the Group’s change in accounting estimate, the standalone selling price of the development services is estimated using an output‑based approach that reflects the value delivered through the achievement of defined development milestones and the corresponding pattern of transfer of services to the customer. The standalone selling price of the license is estimated using the residual approach on the basis that the Group licenses intellectual property for a broad range of amounts and has not previously licensed intellectual property on a standalone basis. Therefore, the Group first allocates the transaction price to the development services and subsequently allocates the remainder of the transaction price to the license. If the product is still in early phase of development and the constraint on variable consideration has not been resolved, all the transaction price is allocated to the development service.
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

The Group capitalizes development expenditures when the IAS 38 recognition criteria are met, including technical feasibility, intention to complete the asset, and availability of resources. Research expenditures are expensed as incurred.
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
The Group completed one business combination during the year ended 31 December 2025, relating to the acquisition of Ivers Lee on 8 July 2025 (refer to Note 1.3); no business combinations were completed during the year ended 31 December 2024.
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

Software	3 - 10 years
Intellectual property rights*	10 years
*From launch date
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
Depreciation is calculated and recognized as an expense on a straight-line basis over an asset's estimated useful life. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis. The following useful lives are used in the calculation of depreciation:

Facility	40 years
Facility equipment	5 - 20 years
Computer equipment	3 years
Leasehold improvements	3 - 15 years
Furniture and fixtures	5 years

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
2.17 Financial assets
Recognition of financial assets
Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets, other than financial assets measured at FVTPL, are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss. There were no transaction costs related to the acquisition of financials assets in 2025, 2024, or 2023. All of the Group’s financial assets are measured at amortized cost as of 31 December 2025 and 2024.
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
The Group writes off a financial asset when there is no reasonable expectation of recovery, such as information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. A trade receivable or contract asset that is considered uncollectible is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. The Group did not write off any trade receivables or contract assets during the years ended 31 December 2025, 2024, and 2023, except for the Biosana related asset which was fully reserved (see Note 27).
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

Notes to the Consolidated Financial Statements

2.19 Provisions and contingencies
Restructuring provisions

A provision for restructuring is recognized only when the Group has a present obligation arising from a formal restructuring plan and when the plan has been communicated to those affected or implementation has begun. A restructuring provision includes only the direct, incremental costs associated with the restructuring that are not related to ongoing activities (e.g., contract termination penalties, facility closure costs).

Costs related to the termination of employees, including statutory or contractual severance and related payroll charges, are accounted for in accordance with IAS 19. Termination benefits are recognized as a liability and expense when the Group is demonstrably committed to the termination, which occurs once a detailed plan has been communicated to affected employees.

Where a restructuring consists solely of employee terminations, the Group recognizes no IAS 37 restructuring provision. Only the IAS 19 termination benefit liability is recorded.
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

Notes to the Consolidated Financial Statements

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
2.21 Profit (loss) per share
Holders of the Predecessor Earn Out Shares and OACB Earn Out Shares have equal dividend and participation rights to the ordinary shareholders. However, these participating securities are classified as liabilities and as such, the shares held are not included in the weighted average number of ordinary shares outstanding in the basic profit (loss) per share calculation.
The calculation of basic profit (loss) per share is based on the profit (loss) for the year attributable to ordinary shareholders of the Group and the weighted average number of ordinary shares outstanding during the period.
Diluted profit (loss) per share is computed by dividing the profit (loss) for the year attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding in the basic profit (loss) per share calculation, both of which are adjusted for the effects of all dilutive potential ordinary shares. Antidilutive effects of potential ordinary shares, which result in an increase in earnings per share or an increase / reduction in profit (loss) per share, are not recognized in the computation of diluted profit (loss) per share.
3.        New accounting standards
Management has assessed that new or amended IFRS Accounting Standards and interpretations issued by the IASB effective on or after 1 January 2025 has not had a significant effect on the Consolidated financial statements, specifically:
–Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rate – Lack of Exchangeability
New or amended IFRS Accounting Standards and interpretations issued by the IASB not yet effective – Management does not anticipate any significant impact on the consolidated financial statements in the period of initial application from the adoption of these new standards and amendments, apart from IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 effective from 1 January 2027. The new IFRS 18 is expected to change the presentation of the statements of profit or loss and other comprehensive income or loss and to differentiate between earnings from operating activities, investment activities and financing activities. IFRS 18 will also add additional disclosures but will not change any accounting policies on recognition and measurement, hence it will not change reported net results. Management is currently assessing the impact of this new standard.
4.        Segment reporting
As disclosed in Note 2, the Group operates and manages its business as one operating segment.

Notes to the Consolidated Financial Statements

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
Revenue from customers based on the geographic market in which the revenue is earned, which predominantly aligns with the rights conveyed to the Group’s customers pursuant to its out-license contracts, is as follows:

	2025	2024	2023
Europe	307,220	157,587	63,510
USA	241,370	273,036	9,430
Rest of World	37,731	59,059	18,494
	586,321	489,682	91,434
Non-current assets, excluding financial instruments and deferred tax assets, based on the location of the asset is as follows:

	2025	2024
Europe	615,498	451,066
USA	96,523	6,407
Rest of World	8,852	10,547
	720,873	468,020
Revenue from transactions with individual customers that exceeds ten percent or more of the Group’s total revenue is as follows:

	2025		2024		2023
	Revenue	% Total	Revenue	% Total	Revenue	% Total
Customer A	159,747	27.2%	72,339	14.8%	16,556	18.1%
Customer B	131,838	22.5%	144,384	29.5%	9,430	10.3%
Customer C	131,699	22.5%	72,105	14.7%	46,954	51.4%
Customer D	71,000	12.1%	—	—%	—	—%
Customer E	36,821	6.3%	101,862	20.8%	—	—%
5.        Revenue
Disaggregated revenue
The following table summarizes the Group’s revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers during the years ended 31 December 2025, 2024, and 2023:

	2025	2024	2023
Product and service revenue (point in time revenue recognition)	276,271	273,472	48,699
License revenue (point in time revenue recognition)	110,982	75,813	7,775
Performance revenue (point in time revenue recognition)	48,959	42,391	4,402
Development and other service revenue (over time revenue recognition)	150,109	98,006	30,558
	586,321	489,682	91,434

Notes to the Consolidated Financial Statements

Performance revenue is disaggregated from license revenue as the Company reached significant performance milestones during the year. Those were previously reported under license revenue for the year ended 31 December 2023.

Reassessment of measure of progress
During the year ended 31 December 2025, the Group reassessed its method for measuring progress toward satisfaction of performance obligations related to out-license contracts. Specifically, the Group transitioned from an input method to an output method for recognizing revenue associated with upfront payments and development milestones. This transition reflects updated expectations regarding the timing and value of goods and services transferred to customers, in light of evolving regulatory and operational developments. This has been accounted for prospectively as a change in estimate in accordance with IAS 8. The net effect in the year ended 31 December 2025 resulted in an increase of $17.5 million in revenue related to development services.
Subsequent changes to the estimate of the transaction price are recorded as adjustments to revenue in the period of change. The Group updates the measure of progress estimates on a quarterly basis. The quarterly changes in estimates did not result in material adjustments to the Group’s previously reported revenue or trade receivables during the years ended 31 December 2025, 2024, and 2023.
Contract assets and liabilities
A reconciliation of the beginning and ending balances of contract assets and contract liabilities is shown in the table below:

	Contract Assets	Contract Liabilities
31 December 2023	46,049	132,444
Contract asset additions	133,756	—
Amounts transferred to trade receivables	(88,564)	—
Derecognition of contract liability	—	(331)
Customer prepayments	—	51,255
Revenue recognized	—	(82,454)
Foreign currency adjustment	(1,227)	(4,213)
31 December 2024	90,014	96,701
Contract asset additions	153,918	—
Amounts transferred to trade receivables	(58,878)	—
Derecognition of contract liability	—	(4,157)
Customer prepayments	—	42,067
Revenue recognized	—	(107,173)
Foreign currency adjustment	2,320	8,426
31 December 2025	187,374	35,864
The net increase in contract assets as of 31 December 2025 is due to the revenue recognized when the performance obligation has been met which is offset by transfer of amounts to trade receivables on the basis that the Group’s right to that consideration is no longer contingent on its performance. The net decrease in contract liabilities as of 31 December 2025 is due to revenue recognized when the performance obligation has been met which is offset by customer prepayments in advance of the Group’s performance. As of 31 December 2025, $122.9 million and $64.4 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 4 years. As of 31 December 2025, $5.5 million and $30.4 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 3 years as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.

Notes to the Consolidated Financial Statements

Remaining performance obligations
Due to the long-term nature of the Group’s out-license contracts, the Group’s obligations pursuant to such contracts represent partially unsatisfied performance obligations at year-end. The revenues under existing out-license contracts with original expected durations of more than one year are estimated to be $351.7 million. The Group expects to recognize the majority of these revenues over the next 5 years.

Out-license agreements
Teva Pharmaceutical Industries Ltd. (Teva)
In August 2020, the Group entered into an exclusive strategic agreement with Teva for the commercialization in the United States for five of the Group’s biosimilar product candidates. The initial pipeline contains biosimilar candidates addressing multiple therapeutic areas. Under this agreement, the Group will be responsible for the development, registration and supply of the biosimilars, while Teva will be exclusively commercializing the products in the United States pursuant to an intellectual property license granted by the Group to Teva. This agreement was subsequently amended in June 2021, February 2023, and July 2023, for the exclusive commercialization of additional biosimilar products in the United States.
In connection with the agreement, Teva made upfront payments of $40 million up to 31 December 2025. The Group also received $70.0 million in development milestones, $40.0 million in milestones related to the first commercial sale and other sales target through 31 December 2025, and is entitled to receive up to an additional $465 million in development and sales target milestones. Subject to some limitations, as consideration for supply of product the Group will receive 40% of the value of Teva’s net sales of the products.

STADA Arzneimittel AG (Stada)
In November 2019, the Group entered into an exclusive strategic agreement with Stada for the commercialization of six biosimilar products in all key European markets and selected markets outside Europe. The initial pipeline contains biosimilar candidates aimed at treating autoimmunity, oncology, ophthalmology and inflammatory conditions. Under this agreement, the Group will be responsible for the development, registration and supply of the biosimilars, while Stada will be exclusively commercializing the products in the relevant territories pursuant to an intellectual property license granted by the Group to Stada.
Three product agreements were terminated in May 2023, resulting in repayment of €17.4 million and reversion of rights to the Group. Subsequent amendments expanded Stada’s commercial rights for the remaining three biosimilars to additional territories.
In connection with the agreement, Stada made an upfront payment of $6.7 million up to 31 December 2025. The Group also received $73.4 million in development milestones, $24.5 million in milestones related to the first commercial sale and other sales target through 31 December 2025, and is entitled to receive up to an aggregate of $8.0 million in development and sales target milestones. The Group is also expected to receive a royalty of approximately 40% of the estimated net selling price from Stada’s and its affiliates’ commercialization of the contracted biosimilar products.

Advanz Pharma Holdings (Advanz Pharma)
In February 2023, the Group entered into an exclusive strategic agreement with Advanz Pharma for the commercialization of one biosimilar in the European Economic Area, UK, Switzerland, Canada, Australia, and New Zealand. Under the agreement, the Group is responsible for development and supply, while Advanz Pharma handles registration and commercialization. The partnership was expanded in May 2023 to include five additional biosimilar products in Europe.
Further amendments in June 2024 and May 2025 extended the partnership to include five additional biosimilar products. Advanz Pharma holds exclusive commercialization rights in Europe, with semi-exclusive rights in Germany and France for two of the products.
In connection with the agreements, Advanz Pharma made upfront payments of $127.0 million up to 31 December 2025. The Group also received $60.6 million development milestones, $4.2 million in milestones related to the first commercial sale and other sales target through 31 December 2025. Additionally, the Group is eligible to receive up to an additional $578.7 million in development and sales target milestones. The Group is also expected to receive a

Notes to the Consolidated Financial Statements

royalty of 40% of the estimated net selling price from Advanz Pharma’s and its affiliates’ commercialization of the contracted biosimilar products.

Alvogen Inc. (Alvogen)
In December 2025, the Group entered into an exclusive strategic agreement with Alvogen for the commercialization of three biosimilar in United States. Under the agreement, the Group is responsible for development and supply, while Alvogen handles registration and commercialization.
In connection with the agreement, Alvogen made upfront payments of $15.0 million up to 31 December 2025. Additionally, the Group is eligible to receive up to an additional $195.0 million in development, regulatory and sales target milestones. The Group is also expected to receive a royalty of 40% of the estimated net selling price from Alvogen’s and its affiliates’ commercialization of the contracted biosimilar products. Alvogen is a related party to the Company (refer to Note 24 for further details).

6.        Salaries and other employee expenses
The average number of individuals employed by the Group during the years ended 31 December 2025, 2024, and 2023 was 1,279, 1,011, and 999, respectively. The aggregate salary and other employee expenses incurred by the Group for these employees were as follows:

	2025	2024	2023
Salary expense	146,877	109,042	107,067
Defined contribution plan expense (1)	14,698	11,168	11,518
Long-term incentive plan expense	—	198	78
Share-based payments (see Note 22)	7,378	7,626	18,033
Other employee expense	20,804	19,998	19,718
Temporary labor	4,252	5,994	8,495
	194,009	154,026	164,909
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

In 2025, the Group undertook several workforce reductions and leadership changes across certain functions. These actions included the departure of several senior executives earlier in the year and a reduction of eleven roles within the Quality organization in November 2025. Affected employees were formally notified during 2025.

In accordance with IAS 19, the Group recognized a liability for termination benefits when it became demonstrably committed to these reductions. All unpaid termination benefits were accrued as of 31 December 2025 and are presented within Other Current Liabilities. Termination benefits comprise statutory and contractual severance obligations and related employer charges. The total termination benefit expense recognized in 2025 amounted to $3.5 million.

Notes to the Consolidated Financial Statements

The movements in the termination benefit liability for the year ended 31 December 2025 were as follows:

2025
Balance at 1 January 2025	—
Expenses recognized	3,468
Utilization	(891)
Balance at 31 December 2025	2,577

Salaries and other employee expenses are included within the consolidated statements of profit or loss and other comprehensive income or loss as follows:

	2025	2024	2023
Cost of product revenue	116,032	77,241	76,908
Research and development expenses	38,416	37,652	44,339
General and administrative expenses	39,561	39,133	43,662
Total salary and other employee expenses	194,009	154,026	164,909
7.       Finance income and finance costs
Finance income earned for the years ended 31 December 2025, 2024, and 2023 are as follows:

	2025	2024	2023
Changes in the fair value of derivatives (see Note 27)	194,962	75,528	—
Interest income from cash and cash equivalents	2,162	4,577	4,547
Interest on financial assets	204	—	—
Gain on lease termination	765	—	—
Other interest income	399	40	276
	198,492	80,145	4,823
Finance costs incurred for the years ended 31 December 2025, 2024, and 2023 are as follows:

	2025	2024	2023
Changes in the fair value of derivatives (see Note 27)	(3,112)	(145,564)	(132,333)
Interest on debt and borrowings	(127,632)	(147,373)	(129,327)
Interest on lease liabilities (see Note 13)	(9,238)	(6,614)	(3,840)
Amortization of deferred debt issue costs	(9,208)	(3,614)	(1,657)
	(149,190)	(303,165)	(267,157)

Notes to the Consolidated Financial Statements

8.       Depreciation, amortization and impairment
Depreciation, amortization and impairment expenses incurred during the years ended 31 December 2025, 2024, and 2023 are as follows:

	2025	2024	2023
Depreciation and impairment of property, plant and equipment (see Note 12)	21,174	17,105	14,353
Depreciation of right of use assets (see Note 13)	14,485	13,377	8,913
Amortization and impairment of intangible assets (see Note 15)	2,192	819	2,723
	37,851	31,301	25,989
Depreciation, amortization and impairment expenses are included within the consolidated statements of profit or loss and other comprehensive income or loss as follows:

	2025	2024	2023
Cost of product revenue	21,972	18,683	15,582
Research and development expenses	9,851	8,359	6,886
General and administrative expenses	6,028	4,259	3,521
	37,851	31,301	25,989
9.       Audit fees

	2025	2024	2023
Financial Statement audit fees	3,509	3,335	2,876
Other fees, including tax services	882	279	462
	4,391	3,614	3,338
Financial Statements audit fees consist of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements, including fees for the review of our interim financial information.
Other fees, including tax services, include fees for review of our current and historical financial information included in our SEC registration statements and prospectus for the listing in Sweden, fees for tax compliance, tax advice, tax planning, and other services.

Notes to the Consolidated Financial Statements

10.      Income tax
Taxation recognized in the consolidated statements of profit or loss and other comprehensive income or loss during the years ended 31 December 2025, 2024, and 2023 is as follows:

	2025	2024	2023
Current tax
Direct taxes - current	1,906	1,149	1,307
Direct taxes – prior year	(80)	(48)	(60)
Total current tax	1,826	1,101	1,247
Deferred tax
Current	137,476	7,284	(89,847)
Prior year	(30,872)	5,916	(10,719)
Total deferred tax	106,604	13,200	(100,565)
Total income tax charge / (benefit)	108,429	14,301	(99,318)
The prior year deferred tax impact of $30.9 million mainly relates to foreign currency impact on losses denominated in Icelandic krona.
The tax charge for the year ended 31 December 2025 is impacted by the derecognition of previously recognized deferred tax asset on accumulated tax losses in Iceland as, based on updated expectations of future taxable profits, management considered no longer probable that the related deferred tax asset will be fully utilized . Other factors affecting the tax charge for the year relate to favorable foreign currency impact on accumulated tax losses denominated in Icelandic Krona and are predominantly represented as prior year deferred taxes. The factors affecting the tax charge during the year ended 31 December 2024 relate primarily to the utilization of the deferred tax asset on accumulated tax losses previously recognized, as management had assessed at that time that it was probable that the accumulated tax losses would be fully utilized.
There were no accruals for tax contingencies during the years ended 31 December 2025, 2024, and 2023.
The effective tax rate for the year of 79.5% (2024: (6.6)%, 2023: 15.3%) is higher than the applicable Luxembourgish statutory rate of corporation income tax. The reconciling items between the statutory rate and the effective tax rate are as follows:

	2025	2024	2023
Tax rate	23.9%	24.9%	24.9%
Effect of tax rate in foreign jurisdictions	(1.4%)	0.8%	(3.4%)
Permanent Differences	(37.1%)	(17.4%)	(6.7%)
Derecognition of tax losses previously recognized	95.3%	—%	—%
Non-recognition of tax losses	21.6%	(12.2%)	(1.5%)
Other items	(22.8%)	(2.8%)	1.9%
Effective tax rate	79.5%	(6.6%)	15.3%

Notes to the Consolidated Financial Statements

The movement in net deferred taxes during the years ended 31 December 2025 and 2024 is as follows:

	2025	2024
Balance at 1 January	296,549	309,754
Acquisition of subsidiaries	(5,551)	—
Deferred tax credited to profit or loss	(106,655)	(13,205)
Balance at 31 December	184,343	296,549
Deferred tax assets	192,211	298,360
(Deferred tax liabilities)	(7,868)	(1,811)

	2025		2024
Deferred Tax Assets and Liabilities	DTA	(DTL)	DTA	(DTL)
Intangible Assets	713	522	751	—
Tangible Assets	4,213	(6,458)	530	(849)
Inventory Reserves	1,518	(203)	1,384	—
Bad Debt Reserves	172	—	3,483	—
Employee Benefits	3,973	—	4,611	—
Provisions and accruals	—	(871)	—	(679)
Other	202	(857)	(275)	(283)
Taxable Losses	181,421	—	287,874	—
Total Deferred Taxes	192,211	(7,868)	298,360	(1,811)
Where there is a right of offset of deferred tax balances within the same tax jurisdiction, IAS 12 requires these to be presented after such offset in the consolidated statements of financial position. The closing deferred tax balances included above are after offset; however, the disclosure of deferred tax assets by category below are presented before such offset.
The amount of deferred tax recognized in the consolidated statements of financial position as of 31 December 2025 and 2024 is composed of:

	2025	2024
Deferred tax assets attributable to tax loss carryforwards	181,421	287,874
Deferred tax asset attributable to other temporary differences	11,312	10,760
(Deferred tax liabilities) attributable to other temporary differences	(8,390)	(2,086)
Net deferred tax assets / (liabilities)	184,343	296,549

A deferred tax liability has been recognized in relation to ordinary timing differences arising from depreciation, reserves and other provisions. A deferred tax liability of $8.4 million and $2.1 million has been recognized as of 31 December 2025 and 2024, respectively.
A net deferred tax asset of $184.3 million and $296.5 million is recognized as of 31 December 2025 and 31 December 2024, respectively.

A deferred tax asset has been recognized in relation to ordinary timing differences arising from amortization, depreciation, reserves, employee benefits, other provisions and tax losses carried forward in the Group. The deferred tax asset related to tax losses reflect the portion of accumulated tax losses in Iceland that management considers probable of being utilized. In reaching this conclusion, management evaluated all available positive and negative

Notes to the Consolidated Financial Statements

evidence, including long-term profitability expectations associated with product, license and other revenues, and assessed the extent to which future profits could be used to offset cumulative tax losses as at 31 December 2025.

The recoverability assessment is performed annually in accordance with IAS 12 and considers the robustness of the long‑term financial plan (which is the six year plan for 2026–2031) supporting forecast taxable results. As part of this year’s assessment, the key assumptions were updated and incorporated risks associated to potential variability in product volumes (market share), unit prices, timing of product launches and the probability of success for pipeline products, and included the effects of 2025 regulatory changes, pricing and demand, acknowledging that development, regulatory‑timing and commercial assumptions may evolve over time. Projected revenue streams were included only where a sufficient level of substantiation exists (for example, launched products, partner purchase orders and signed licensing agreements).

Based on this assessment, certain tax losses arising in 2016 and 2017 are set to expire unused and tax losses arising in 2022 onwards are not expected to be fully utilized by 2031, resulting in the derecognition of $130.0 million of previously recognized deferred tax assets on accumulated tax losses, which was mainly a result of a combination of delays in regulatory approval, more pronounced pricing pressure than anticipated and regulatory changes in the US . An amount of $181.4 million of deferred tax asset on accumulated tax losses remains recognized and reflects the portion of tax losses for which management has determined that are probable of being utilized . The Group continues not to recognize a deferred tax asset for tax losses arising in Luxembourg, as their recoverability is considered unlikely.

There is an inherent uncertainty and estimation in the valuation of deferred tax assets and, therefore, this is an area subject to risk of material change as a result of underlying assumptions and judgements used, in particular the forecast of future profitability used to determine the recoverability of deferred tax. It is possible that to the extent that actual outcomes differ from management’s estimates, material income tax charges or credits, and material changes in deferred tax assets may arise within the next financial year or in future years. In this context, Management notes that adverse movements, in key assumptions—such as slower‑than‑expected revenue growth, shifts in market conditions, pricing pressures, or delays in the timing of projected taxable profits—could impact materially the recognition of deferred tax assets over taxable losses.

These tax losses expire as follows:

2026-2028	208,484
2029-2031	549,965
Later	889,170
Indefinite	—
Total	1,647,618
As of 31 December 2025 the Group has total unused tax losses of $1,647.6 million. Of this, $740.5 million represent unused losses for which no deferred tax asset has been recognized in the statement of financial position but are available to offset future taxable income: $650.0 million reside in Iceland and $90.5 million reside in Luxembourg. The remaining total of unused tax losses of $907.1 million represent unused losses in Iceland for which a deferred tax asset has been recognized in the statement of financial position and which are available to offset future taxable income.
11.      Profit (loss) per share
Basic profit (loss) per share is computed by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period.
Diluted profit (loss) per share is computed by adjusting the calculation of basic profit (loss) per share for the effects of dilutive potential ordinary shares from financial instruments that may be converted or exercised into ordinary shares of the Group. For the years ended 31 December 2025, 2024, and 2023, 30,864,506, 31,432,382, and 86,745,377, respectively, potential ordinary shares pursuant to the RSUs, 2025 Convertible Bonds, Senior Bond Warrants, Aztiq Convertible Bond, 2022 Convertible Bonds, OACB Warrants, Predecessor Earn Out Shares, and OACB Earn Out Shares (as defined and discussed in Notes 21 and 27) were excluded in the calculation of diluted

Notes to the Consolidated Financial Statements

profit (loss) per share, since the effect of doing so would result in an increase (reduction) of profit (loss) per share and thus be antidilutive.
The calculation of basic and diluted profit (loss) per share for the years ended 31 December 2025, 2024, and 2023 is as follows (in thousands, except for share and per share amounts):

	2025	2024	2023
Earnings
Profit / (loss) for the year	27,919	(231,864)	(551,731)
Number of shares
Weighted average number of ordinary shares outstanding	289,727,741	267,924,570	227,256,469
Basic profit / (loss) per share	0.10	(0.87)	(2.43)

Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional ordinary shares were assumed to be issued under securities or instruments that may entitle their holders to obtain ordinary shares in the future, which include share-based compensation awards (see Note 22—Share-based payments for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.
The calculation of diluted profit (loss) per share for the years ended 31 December 2025, 2024, and 2023 is as follows (in thousands, except for share and per share amounts):

	2025	2024	2023
Earnings
Profit (loss) for the year	27,919	(231,864)	(551,731)
Fully diluted profit (loss) for the year	27,919	(231,864)	(551,731)
Number of shares
Weighted average number of ordinary shares outstanding	289,727,741	267,924,570	227,256,469
Dilutive effect of share-based compensation	1,614,734	—
Weighted average number of diluted ordinary shares outstanding	291,342,475	267,924,570	227,256,469
Diluted profit / (loss) per share	0.10	(0.87)	(2.43)

Notes to the Consolidated Financial Statements

12.      Property, plant and equipment
Property, plant and equipment consists of facility, facility equipment, furniture, fixtures and leasehold improvements, and computer equipment. Movements within property, plant and equipment during the years ended 31 December 2025 and 2024 are as follows:

	Facility	Facility Equipment	Furniture, fixtures and leasehold improvements	Computer equipment	Total
Cost
Balance at 1 January 2025	115,000	237,471	14,301	2,388	369,160
Acquisition of Ivers Lee assets	31,654	4,596	131	37	36,418
Additions	—	56,173	2,546	264	58,983
Disposals	—	(1,192)	(4,628)	(138)	(5,958)
Translation difference	304	1,814	188	4	2,310
Balance at 31 December 2025	146,958	298,862	12,538	2,555	460,913
Depreciation
Balance at 1 January 2025	6,109	72,107	4,569	1,829	84,614
Depreciation	3,424	16,428	1,041	281	21,174
Disposals	—	(1,193)	(1,344)	(126)	(2,663)
Translation difference	—	1,272	115	3	1,390
Balance at 31 December 2025	9,533	88,614	4,381	1,987	104,515
Net carrying amount
Balance at 31 December 2025	137,425	210,248	8,157	568	356,398

	Facility	Facility Equipment	Furniture, fixtures and leasehold improvements	Computer equipment	Total
Cost
Balance at 1 January 2024	115,000	176,718	10,878	2,312	304,908
Additions	—	61,633	3,517	98	65,248
Translation difference	—	(880)	(94)	(22)	(996)
Balance at 31 December 2024	115,000	237,471	14,301	2,388	369,160
Depreciation
Balance at 1 January 2024	3,234	59,497	3,815	1,583	68,129
Depreciation	2,875	13,189	776	265	17,105
Translation difference	—	(579)	(22)	(19)	(620)
Balance at 31 December 2024	6,109	72,107	4,569	1,829	84,614
Net carrying amount
Balance at 31 December 2024	108,891	165,364	9,732	559	284,546
As part of the Ivers Lee business combination (refer to Note 1.3), the Group recognized the acquiree’s identifiable Property, Plant and Equipment amounting to $36.8 million. These assets were measured at their acquisition-date fair values in accordance with IFRS 3. The fair value assessment was performed by an independent qualified valuer and reflect current market conditions at the acquisition date.
On 12 December 2024, the Group entered into a settlement with Fasteignafélagið Eyjólfur hf. with respect to Alvotech hf.'s equipment located in the leased premises and operated by Alvotech hf., which had been acquired by

Notes to the Consolidated Financial Statements

Faseignafélagið Eyjólfur hf. This resulted in an amendment of the lease agreement (refer to Note 13). The settlement amount was $14.8 million.
The Group pledged $356.4 million and $284.5 million of property, plant and equipment as collateral to secure bank loans with third parties as of 31 December 2025 and 2024, respectively.
13.      Leases
The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. The carrying amounts of the Group’s right-of-use assets and the movements during the years ended 31 December 2025 and 2024 are as follows:

	2025	2024
Right-of-use assets
Balance at 1 January	125,198	119,802
Adjustments for indexed leases	4,882	6,283
New leases	24,594	41,506
Cancelled leases	(2,132)	(476)
Remeasurement due to acquisition of equipment	—	(27,902)
Depreciation	(14,485)	(13,377)
Translation difference	237	(638)
Balance at 31 December	138,294	125,198

The Group entered into a lease agreement with Fasteignafélagið Eyjólfur hf. in April 2023 for a new facility in Iceland with remaining lease terms of approximately 13 years as of 31 December 2025. The building is 140,000 square feet. The construction was completed in 2024 and the final details were finalized in 2025. The lease amount was in substance fixed and is based on construction cost. On 12 December 2024 the Group entered into a settlement with Fasteignafélagið Eyjólfur hf. with respect to Alvotech hf.'s equipment located in the leased premises and operated by Alvotech hf., which had been acquired by Faseignafélagið Eyjólfur hf. This resulted in an amendment of the lease agreement which resulted in a partial termination of the right-of-use asset amounting to $27.9 million and remeasurement of the lease liability reducing the liability by $28.3 million. The Group recognized $0.4 million income due to this remeasurement in the consolidated statements of profit or loss and other comprehensive income or loss. The related right-of-use asset as of 31 December 2025 amounts to $81.4 million.

The Group’s right-of-use assets as of 31 December 2025 and 2024 are comprised of the following:

	2025	2024
Right-of-use assets
Facilities	131,573	117,931
Fleet	171	268
Equipment	6,550	6,999
Balance at 31 December	138,294	125,198

Notes to the Consolidated Financial Statements

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the years ended 31 December 2025 and 2024 are as follows:

	2025	2024
Lease liabilities
Balance at 1 January	121,652	115,315
Adjustments for indexed leases	4,880	6,325
New leases	24,470	41,584
Cancelled leases	(3,889)	(484)
Installment payments	(11,189)	(10,725)
Remeasurement due to acquisition of equipment	—	(28,252)
Foreign currency adjustment	13,803	(1,695)
Translation difference	350	(416)
Balance at 31 December	150,077	121,652
Current liabilities	(12,078)	(9,515)
Non-current liabilities	137,999	112,137
The amounts recognized in the consolidated statements of profit or loss and other comprehensive income or loss during the years ended 31 December 2025, 2024, and 2023 in relation to the Group’s lease arrangements are as follows:

	2025	2024	2023
Depreciation expense from right-of-use assets
Facilities	(13,706)	(11,922)	(7,631)
Fleet	(159)	(161)	(180)
Equipment	(620)	(1,294)	(1,102)
Total depreciation expense from right-of-use assets	(14,485)	(13,377)	(8,913)
Interest expense on lease liabilities	(9,238)	(6,614)	(3,840)
Foreign currency difference on lease liability	(13,803)	(1,695)	(1,932)
Gain/(loss) from extinguishment of lease agreement	1,757	375	(28)
Total amount recognized in profit and loss	(35,769)	(21,311)	(14,713)
The maturity analysis of undiscounted lease payments as of 31 December 2025 and 2024 is as follows:

	2025	2024
Less than one year	21,577	16,731
One to five years	75,002	58,722
Thereafter	116,424	101,703
	213,003	177,156
The Group’s lease liabilities as of 31 December 2025 and 2024 do not include short-term leases and low value leases. During these years the Group expensed $0.4 million and $0.2 million, respectively, in relation to such leases.

Notes to the Consolidated Financial Statements

14.      Goodwill
The Group’s goodwill balances as of 31 December 2025 and 2024 are as follows:

	2025	2024
Balance as of 1 January	11,330	12,058
Translation difference	1,505	(728)
Balance as of 31 December	12,835	11,330
Goodwill is recognized at the Group level and allocated to group of cash-generating units, which represents the lowest level at which goodwill is monitored. The recoverable amount of the cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on the financial forecast for the period 2026-2031 which reflect the recent business developments of the Group and has been approved by management and the Board of Directors. The Group determined that the terminal growth rate and the discount rate are the key assumptions used in determining the current estimate of value in use.
Cash flows beyond 2031 have been extrapolated using a negative 5% terminal rate in both the 2025 and 2024 value in use calculations, respectively. A discount rate of 23.9% (2024: 24.3%) per annum was used in determining the current estimate of value in use. Since the recoverable amount of the cash-generating unit was substantially in excess of its carrying amount as of 31 December 2025 and 2024, management believes that any reasonably possible change in the key assumptions on which the recoverable amount of the cash-generating unit is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.
There were no goodwill impairment charges recognized in the consolidated statements of profit or loss and other comprehensive income or loss in any prior periods.
15.      Other Intangible assets
Other intangible assets consist of software, customer relationships, and licensed intellectual property rights. Movements in intangible assets during the years ended 31 December 2025 and 2024 are as follows:

	Software	Customer relationships	Intellectual property rights	Total
Cost
Balance at 1 January 2025	19,234	2,134	6,000	27,368
Acquisition of Ivers Lee assets	185	—	—	185
Additions	1,823	—	61,182	63,005
Derecognition	—	(2,134)	—	(2,134)
Translation difference	313	—	—	313
Balance at 31 December 2025	21,555	—	67,182	88,737
Amortization
Balance at 1 January 2025	4,613	2,134	—	6,747
Amortization	2,192	—	—	2,192
Derecognition	—	(2,134)	—	(2,134)
Translation difference	98	—	—	98
Balance at 31 December 2025	6,903	—	—	6,903
Net carrying amount
Balance at 31 December 2025	14,652	—	67,182	81,834
During the twelve months ended 31 December 2025, the Group acquired $35.0 million of intangible assets, mainly in-process research and development, including $28.2 million through the Xbrane asset acquisition as described in

Notes to the Consolidated Financial Statements

Note 1.2. The Group recognized $2.2 million and $0.8 million of amortization expense for the twelve months ended 31 December 2025 and 2024, respectively.

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
At 31 December 2025 the Group performed a review of its intangible assets and determined that there was no impairment in 2025 and 2024. At 31 December 2023, the Group determined certain software development had been abandoned. In assessing recoverable amount, the Group determined the market for resale was non-existent. Management therefore determined to fully impair the assets, resulting in an impairment charge of $1.8 million during the year ended 31 December 2023. The impairment charge for the year ended 31 December 2023 was recognized as an expense within “General and administrative expense”.
Alvotech entered into an exclusive product licensing and supply agreement with Kashiv for the development and commercialization of AVT23 in September 2023. Under the terms of the agreement, Kashiv granted Alvotech an exclusive right for AVT23 which will be produced using Kashiv’s proprietary process technology and commercialized by Alvotech in specific territories. In exchange, Alvotech made an upfront payment of $3.0 million upon the signing of the agreement, with an additional $3.0 million due upon the beginning of Phase 3 which coincides with the clinical trial application ("CTA") submission. During 2025 Alvotech made milestone payments to Kashiv for $6.7 million.
In addition, Alvotech may be obligated to pay Kashiv up to an aggregate of $25 million (including the above mentioned payments), payable upon the achievement of various development and regulatory milestones, as well as certain tiered royalty payments up to an aggregate of $15 million based on commercial sales of AVT23. The agreement terminates 10 years after the launch of AVT23 and is subject to certain customary termination rights.
Additions during the year 2025 mainly relate to capitalized costs arising from co‑development and in‑licensing arrangements, representing acquired intellectual property rights.
16.      Cash and cash equivalents
Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as of 31 December 2025 and 31 December 2024 are as follows:

	31 December 2025	31 December 2024
Cash and cash equivalents denominated in US dollars	11,060	36,930
Cash and cash equivalents denominated in other currencies	161,299	14,498
	172,359	51,428

Notes to the Consolidated Financial Statements

Restricted cash
Restricted cash relates to cash that may only be used pursuant to certain of the Group’s borrowing arrangements (see note 21). Therefore, these deposits are not available for general use by the Group. Movements in restricted cash balances during the years ended 31 December 2025 and 31 December 2024 are as follows:

	31 December 2025	31 December 2024
Balance at 1 January	—	26,132
Interest income	—	740
Released during the year	—	(26,872)
Balance at 31 December	—	—

17.      Inventories
The Group’s inventory balances as of 31 December 2025 and 31 December 2024 are as follows:

	31 December 2025	31 December 2024
Raw materials and supplies	102,158	53,566
Work in progress	124,330	81,243
Finished goods	1,383	—
Inventory reserves	(7,817)	(6,920)
Total Balance	220,054	127,889
The increase in inventory from 31 December 2024 to 31 December 2025 is due to the expansion of the commercial launch of certain of the Group’s biosimilar products.
The Group recognized $174.2 million, $118.0 million and $42.8 million within cost of goods sold during the years ended 31 December 2025, 2024 and 2023 respectively.
During the years ended 31 December 2025, 2024, and 2023, write-down of inventories amounted to $7.8 million, $6.9 million, and $10.4 million, respectively, due to product expiration and results from quality control inspections.
There were no reversals of inventory write-downs during the years ended 31 December 2025 and 31 December 2023. There was a reversal of inventory write-downs of $7.4 million during the year ended 31 December 2024.
18.      Other current assets
The composition of other current assets as of 31 December 2025 and 31 December 2024 is as follows:

	31 December 2025	31 December 2024
Value-added tax	17,924	17,719
Prepaid expenses	27,816	23,984
Proceeds receivable from sale of joint venture	—	5,950
Other short-term receivables	1,244	411
	46,984	48,064

Notes to the Consolidated Financial Statements

19.      Share capital
Share capital and share premium of the Group’s Ordinary Shares issued as of 31 December 2025, and 2024 are as follows (in thousands, except for share amounts):

	2025		2024
	Shares	Share capital and share premium	Shares	Share capital and share premium
Ordinary Shares	312,021,375	2,108,620	301,805,677	2,009,884
	312,021,375	2,108,620	301,805,677	2,009,884

The authorised capital, excluding the share capital, is set at $4.4 million, consisting of 4,407,629 shares, each having a nominal value of $0.01.
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
On 16 May 2025, the Company announced the outcome of an offering of SDRs, in connection with its listing on Nasdaq Stockholm (the "Offering”). The Offering, which was directed solely into Sweden and had an application period from 9 May 2025 to 16 May 2025, attracted strong interest from the general public in Sweden and was multiple times oversubscribed, resulting in more than 3,000 new shareholders for the Company. The gross proceeds of the Offering amounted to SEK 39 million, before the deduction of transaction costs.
On 4 June 2025, the Company carried out a private placement of ordinary shares and SDRs (the “Placement”) directed to Swedish and international institutional investors which was completed on 11 June 2025. About 40 institutional investors participated in the Placement, which was oversubscribed. About 60% of the demand came from institutional investors based in Sweden, Norway or the UK, and about 30% from US-based funds. Over 80% of the shares and SDRs allocated in the placement were sold to investors that were not previously shareholders in Alvotech. Gross proceeds from the sale of shares and SDRs were SEK 750 million, before the deduction of transaction costs.
On 22 December 2025, the Company issued Convertible Bonds. Alvotech Manco ehf ("Manco"), a wholly owned subsidiary of the Company, provided a stock lending facility for the duration of the Convertible Bonds for the purpose of facilitating Convertible Bond investors' hedging activities. The facility covers the full number of shares underlying the Convertible Bonds, which total 18,235,850 shares. As of the year-end 2025, 13,559,915 shares have been lent under this facility.

Notes to the Consolidated Financial Statements

Movements in the Group’s Ordinary shares, share capital and share premium during the years ended 31 December 2025, 2024, and 2023 are as follows (in thousands, except for share amounts):

	Ordinary Shares	Share capital	Share premium	Total
Balance at 1 January 2023	252,160,087	2,126	1,058,432	1,060,558
Capital contribution	11,834,061	118	132,618	132,736
Vested earn-out shares	—	6	8,300	8,306
Penny warrants (Note 27)	2,479,962	25	27,159	27,184
Public warrants (Note 27)	553,552	6	7,612	7,618
Settlement of RSUs with shares (Note 22)	838,919	8	5,095	5,103
Settlement of SARs with shares	(1,044,737)	(10)	(9,526)	(9,536)
Balance at 31 December 2023	266,821,844	2,279	1,229,690	1,231,969
Capital contribution	9,213,333	92	144,547	144,639
Vested earn-out shares	—	198	310,703	310,901
Penny warrants (Note 27)	1,718,845	17	24,293	24,310
Public warrants (Note 27)	419,660	4	6,691	6,695
Settlement of RSUs with shares (Note 22)	1,549,290	15	5,890	5,905
Settlement of options with shares	9,127	0	105	105
Conversion of convertible bonds (Note 21)	22,073,578	221	285,139	285,360
Balance 31 December 2024	301,805,677	2,826	2,007,058	2,009,884
Capital contribution	7,941,600	79	78,210	78,289
Convertible debt settled with shares	1,295,507	13	14,820	14,833
Settlement of RSUs with shares	978,591	11	5,603	5,614
Balance at 31 December 2025	312,021,375	2,929	2,105,691	2,108,620
No dividends were paid or declared during the years ended 31 December 2025, 2024, and 2023.
At 31 December 2025 and 2024 Alvotech Manco ehf., a subsidiary of Alvotech hf., owned 22,016,772 and 22,995,363 Ordinary Shares in Alvotech. Such shares are intended for the future issuance of Ordinary Shares under the Management Incentive Plan and other equity offerings.
20.      Other reserves
The composition of other reserves as of 31 December 2025 and 2024 is as follows:

	2025	2024
Share based payments	15,331	17,272
	15,331	17,272

Notes to the Consolidated Financial Statements

21.      Borrowings
The Group’s debt consists of interest-bearing borrowings from financial institutions and third parties. Outstanding borrowings, net of transaction costs and debt discounts, presented on the consolidated statements of financial position as current and non-current as of 31 December 2025 and 31 December 2024 are as follows:

	31 December 2025	31 December 2024
Senior Secured First Lien Term Loan Facility	1,031,565	990,744
2025 Convertible Bonds	68,367	—
Senior Term Loan Facility	96,719	—
Other borrowings	102,417	77,840
Total outstanding borrowings, net of debt issue costs	1,299,068	1,068,584
Less: current portion of borrowings	(36,921)	(32,702)
Total non-current borrowings	1,262,147	1,035,882
Senior Secured First Lien Term Loan Facility
On 7 June 2024, the Company entered into a $965.0 million senior secured first lien term loan facility ("Secured Loan Facility"), enabling the Company to improve cost of capital, address upcoming debt maturities in 2025 and add incremental cash to the statement of financial position. Upon the closing of the Secured Loan Facility, the Company was required to settle its existing debt obligations.
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
On 26 June 2025, the Company entered into an amendment (the “Amendment”) of its Secured Loan Facility, by and among, among others, Alvotech, as borrower, GLAS USA LLC, as administrative agent, GLAS Americas LLC, as collateral agent, and the Lenders thereto, which provides for, among other things, the reduction of the interest rate under the Company’s existing Secured Loan Facility. In conjunction with this Amendment, part of the Lenders agreed to increase the first tranche by $169.0 million in order to absorb the second tranche, thereby creating one single tranche going forward, further simplifying the Company’s capital structure. The interest rate for this Secured Loan Facility is SOFR plus 6.0% per annum, and all interest will be payable in cash. The Company used the proceeds of the new incremental senior secured term loans to prepay its existing second tranche, to prepay a portion of its existing first tranche, and to pay related premiums, closing payments, fees, costs and expenses.

A net gain on modification and extinguishment of financial liabilities of $17.7 million was recognized during the year ended 31 December 2025 in connection with the Amendment and partial repayment of the Secured Loan Facility. This amount reflects the financial impact of the extinguishment of the second tranche and certain lenders of the first tranche, as well as the modification of terms under the consolidated Facility, which now bears interest at SOFR plus 6.0% per annum.
The Group is in compliance with all representations and non-financial covenants required by the Secured Loan Facility agreement.
As of 31 December 2025, the carrying amount of the Secured Loan Facility is $1,031.6 million compared to $990.7 million as of 31 December 2024.

Notes to the Consolidated Financial Statements

Convertibles Bonds issued in December 2025
On 22 December 2025, the Company issued $108 million of senior unsecured convertible bonds due 2030 (the “2025 Convertible Bonds”). The 2025 Convertible Bonds were issued at par, carry a 6.875% fixed coupon payable semi‑annually in arrears, and mature on 22 December 2030.
The 2025 Convertible Bonds are convertible into SDRs at an initial Conversion Price of $5.9224, subject to standard anti‑dilution adjustments and a single reset feature linked to certain equity issuances. The Convertible Bonds also include standard issuer call options and holder put rights upon defined events, all redeemable at par plus accrued interest.
The conversion option does not meet the fixed‑for‑fixed criterion and is therefore accounted for as a derivative financial liability measured at fair value through profit or loss (refer to Note 27). The issuer and holder redemption features were determined to be closely related to the host debt and were not separated. The host debt is measured at amortized cost using the effective interest method. Transaction costs directly attributable to the issuance were deducted from the initial carrying amount and are amortized over the term of the Convertible Bonds.
As of 31 December 2025, the carrying amount of the 2025 Convertible Bonds is $68.4 million and the fair value of the conversion option had a fair value of $38.7 million (see Note 27).
Term Loan Facility executed in December 2025
On 31 December 2025, the Company entered into a $100 million senior secured term loan facility (the "Senior Term Loan Facility") maturing in December 2027. The loan bears 12.50% cash interest, payable monthly, and is repayable in full at maturity. The facility includes customary optional and mandatory prepayment provisions, including make‑whole and prepayment premiums, as well as standard excess‑cash‑flow and asset‑sale sweep requirements.
The facility is therefore measured at amortized cost, with interest expense recognized under the effective interest method. Transaction costs directly attributable to the issuance were deducted from the initial carrying amount and are amortized over the term of the Senior Term Loan Facility.
As of 31 December 2025, the carrying amount of the Secured Loan Facility is $96.7 million.

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

Notes to the Consolidated Financial Statements

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

Under the terms of the loan agreements after conversion, the first loan includes annuity payments that are due monthly with a final maturity in December 2029 and a variable interest rate of SOFR plus a margin of 4.75%. The second loan is a bullet loan with a final maturity in December 2027 and a variable interest rate of SOFR plus a margin of 3.75%.

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
As of 31 December 2025, the carrying amount of the Facility loans is $42.5 million, compared to $45.8 million as of 31 December 2024.
Other borrowings
On 22 February 2022, the Group entered into a credit facility agreement with Landsbankinn hf., which was amended in November 2025, with the ability to draw down an amount up to $15.4 million. The credit facility is in place to help finance equipment purchases in the future. Per the terms of the credit facility, the agreement expires in December 2026 and the borrowings have a variable interest rate of USD SOFR plus a margin of 4.95%. As of 31 December 2025, the outstanding balance on the credit facility was $10.5 million, compared to $18.3 million as of 31 December 2024.
On 22 February 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $3.2 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in February 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2025, the outstanding balance on the loan was $1.8 million, compared to $2.2 million as of 31 December 2024.

Notes to the Consolidated Financial Statements

On 5 August 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $1.8 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in February 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2025, the outstanding balance on the loan was $1.1 million, compared to $1.3 million as of 31 December 2024.
On 4 August 2023, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $11.5 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in July 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2025, the outstanding balance on the loan was $8.3 million, compared to $9.7 million as of 31 December 2024.
On 1 October 2025, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $18.4 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in October 2032. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 31 December 2025, the outstanding balance on the loan was $18.1 million.
On 11 December 2025, the Group entered into a loan agreement with Credit Suisse and UBS Switzerland AG for a principal amount of CHF 4.6 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in December 2030. The loan has a fixed interest rate of 1.75%. As of 31 December 2025, the outstanding balance on the loan was $1.6 million.
As part of the acquisition of Ivers‑Lee in July 2025, the Group assumed various financing arrangements, including a shareholder loan and mortgage loans, which were recognized at fair value on the acquisition date. These borrowings bear interest at rates ranging from 1.9% to 3.15% and mature between 2028 and 2030. The obligations are secured by real estate property. These borrowings are measured at amortized cost using the effective interest method. As of 31 December 2025, the outstanding balance on the shareholder loan and mortgage loans was $4.2 million and $8.5 million, respectively.
The Group is in compliance with all representations and non-financial covenants required by these agreements. In addition, the Group has pledged equipment as collateral to secure these borrowings, as further described in Note 12.

Factoring agreement

In February 2025, the Company entered into a factoring agreement with Raiffeisen Bank International AG to sell eligible trade receivables at a discount. The factoring program has an available capacity of up to EUR 7 million with weekly settlements and has a variable interest rate of EURIBOR plus a margin of 2.2%. The agreement is collateralized by assigned eligible trade receivables. The factoring program has scheduled term of 365 days and is subject to automatic one-year renewal unless terminated with three months’ prior notice.

The arrangement is subject to discounts, program fees, insurance premiums, and service charges, which are expensed as incurred. This transaction was accounted for as a secured borrowing based on the terms of the agreement.

As of 31 December 2025, $5.3 million was outstanding under the factoring arrangement.

Notes to the Consolidated Financial Statements

Movements in the Group’s outstanding borrowings during the year ended 31 December 2025 are as follows:

2025
Borrowings, net at 1 January	1,068,584
Recognition of deferred debt issue costs	(8,633)
Accretion/derecognition of borrowings discount	158
Recognition of new borrowings discount	(35,620)
Net gain on modification and extinguishment	(17,703)
Proceeds from new borrowings	233,482
New borrowings through refinancing	179,547
Borrowings acquired in business combination[1]	13,523
Repayments of borrowings	(25,419)
Settlement of borrowings through refinancing	(173,380)
Premiums and fees from repayments of borrowings	(2,697)
Accrued interest	57,348
Amortization of deferred debt issue costs	9,208
Foreign currency exchange difference	670
Borrowings, net at 31 December	1,299,068
1 Borrowings assumed through the acquisition of Ivers Lee (refer to Note 1.3).

The table below details the changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated cash flow statement as cash flows from financing activities.

	1 January 2025	Financing Cash flows (a)	Capitalized loan cost changes	Fair value changes, including accretion	Other changes (b)	Foreign exchange impact	Conversion to equity	31 December 2025
2025 Convertible Bonds	—	108,000	(4,171)	(35,462)	—	—	—	68,367
Senior Term Loan Facility	—	100,000	(3,281)	—	—	—	—	96,719
Senior Secured First Lien Term Loan Facility	990,744	(6,807)	4,878	(14,555)	57,305			1,031,565
Other borrowings	77,840	19,057	—	—	54	207	—	97,158
Factoring	—	4,807	—	—	(11)	463	—	5,259
Borrowings, net	1,068,584	225,057	(2,574)	(50,017)	57,348	670		1,299,068
(a)This represents the proceeds from the 2025 Convertibles Bonds and the Senior Term Loan Facility, the debt assumed through the Ivers Lee acquisition (see Note 1.3), and the repayment from the amendment of the Secured Loan Facility in the cash flow statement as described above.
(b)Other changes include PIK interest, interest accruals and effects of interest payments from the Secured Loan Facility.

Notes to the Consolidated Financial Statements

	1 January 2024	Financing Cash flows (a)	Capitalized loan cost changes	Fair value changes, including accretion	Other changes (b)	Foreign exchange impact	Conversion to equity	31 December 2024
2022 Convertible Bonds and Aztiq Convertible Bonds	236,577	(116,108)	761	80,829	21,454	(2,777)	(220,736)	—
Senior Bonds	549,411	(550,755)	—	1,344	—	—	—	—
Senior Secured First Lien Term Loan Facility	—	927,899	2,852		59,993			990,744
Other borrowings	97,615	(19,760)	—	—	(15)	—	—	77,840
Alvogen Facility	76,556	(83,330)	—	—	6,773	—	—	—
Borrowings, net	960,159	157,945	3,614	82,174	88,205	(2,777)	(220,736)	1,068,584
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
The weighted-average interest rates of outstanding borrowings for the years ended 31 December 2025 and 31 December 2024 are 9.58% and 12.4%, respectively.
Contractual maturities of principal amounts on the Group’s outstanding borrowings as of 31 December 2025 are as follows:

31 December 2025
Within one year	36,921
Within two years	120,840
Within three years	21,016
Within four years	1,051,257
Thereafter	154,071
1,384,105
22.      Share-based payments
On 1 December 2022, the Remuneration Committee authorized and the Group granted RSUs to employees, executives, and directors, granting rights to Ordinary Shares once vesting conditions are met. Compensation expense for RSUs is determined based upon the market price of the Ordinary Shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a 1 to 4-year period, with a 1-year cliff vesting period

Notes to the Consolidated Financial Statements

and either subsequent monthly vesting or annual vesting, resulting from participants completing a service condition. Movements in RSUs during the years ended 31 December 2025 and 2024 are as follows:

	2025		2024
	RSUs	Weighted Average Fair Value	RSUs	Weighted Average Fair Value
Outstanding at 1 January	2,341,818	$8.17	3,745,781	$7.04
New grants during the year	1,744,789	$8.84	673,425	$11.66
Forfeited during the year	(897,259)	$9.26	(589,482)	$7.98
Vested during the year	(1,433,276)	$7.70	(1,487,906)	$6.99
Outstanding at 31 December	1,756,072	$8.65	2,341,818	$8.17
The Group recognized $7.4 million, $7.6 million and $18.0 million of share-based payment expense during the years ended 31 December 2025, 2024 and 2023, respectively, as follows:

	2025	2024	2023
Cost of product revenue	1,282	941	3,319
Research and development expenses	1,538	1,879	3,991
General and administrative expenses	4,558	4,806	10,723
	7,378	7,626	18,033
23.      Litigation

The Group was involved with the following IP (Intellectual property) litigations during 2025:
•Litigation between Alvotech and its commercial partner Dr. Reddy's Laboratories in the United States that was brought by Amgen relating to AVT03, denosumab products that are biosimilars of Amgen’s Prolia and XGEVA products.
•Litigation between Alvotech and its commercial partners STADA and Advanz in Germany that were brought by Regeneron relating to AVT06, aflibercept products that are biosimilars of Regeneron's and Bayer's Eylea 2mg product.
•Post Grant Review proceeding filed by Alvotech against Regeneron regarding U.S. Patent No. 12,168,036.

The Group was previously involved in four IP litigations in the United States adverse to AbbVie related to the development of AVT02 and the filing of its biologics license application. All such matters were fully resolved prior to 2025 pursuant to the AbbVie U.S. Agreement, under which the parties agreed to dismiss all claims and counterclaims, with each party bearing its own fees and costs, and mutually released each other from certain claims.
The Group incurred $3.1 million in legal expenses during the year ended 31 December 2025 and there were no legal expenses in 2024 and 2023, respectively, in connection with these now‑resolved matters.
24.      Related parties
Related parties are those parties which have considerable influence over the Group, directly or indirectly, including a parent company, owners or their families, large investors, key management personnel and their families and parties that are controlled by or dependent on the Group, such as affiliates and joint ventures. Key management personnel

Notes to the Consolidated Financial Statements

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
In December 2025, the Group entered into an exclusive commercialization agreement with Alvogen, as further described in Note 5, under which Alvogen is considered a related party to the Company.
The Group entered into a lease agreement with Fasteignafelagid Eyjolfur hf. in April 2023 for a new facility in Iceland with remaining lease terms of approximately 13 years as of 31 December 2025. The building is 140,000 square feet. The construction was completed in 2024 and the final details were finalized in 2025. Lease liabilities as of 31 December 2025 amount to $96.3 million.
The Group entered into nineteen separate lease agreements with Flóki Fasteignir ehf. in 2025 for apartment buildings in Iceland. These facilities are used to provide temporary housing for international employees and specialized third‑party contractors engaged to support the Group’s global development, manufacturing, and regulatory activities. The remaining lease terms approximate 10 years, on average, as of 31 December 2025. Lease liabilities as of 31 December 2025 for the new leases amount to $7.6 million.
In 2025, the Group entered into a lease agreement with Klettagarðar 6 ehf. for a portion of a facility in Iceland that is utilized for research and development activities. The leased premises comprise approximately 18,500 square feet. The lease liability amounted to $8.7 million as of 31 December 2025.
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

Notes to the Consolidated Financial Statements

Related party transactions as of 31 December 2025 are as follows:

	Purchases / interest		Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	7,874		—	—	—
ATP Holdings ehf. - Sister company	125		—	—	125
Aztiq Consulting ehf. – Sister company	234		32	5	—
Flóki-Art ehf. - Sister company	—		—	—	430
Alvogen Iceland ehf. - Sister company	5		—	—	—
Alvogen ehf. - Sister company	—		18	—	—
Alvogen UK - Sister company	120		—		28
Alvogen Finance B.V. - Sister Company	415		—	—	—
Lotus Pharmaceuticals Co. Ltd. - Sister company	1		—	—	—
Alvogen Inc. - Sister company (b)	37		71,003	—	656
Adalvo Limited - Sister company (c)	738		235		—
Klettagarðar 6 ehf. - Sister company (d)	1,303		4,856	4,037	2,923
L41 ehf. - Sister company	39		—	—	6
Flóki Invest ehf - Sister company	838		—	—	276
Alvogen Malta Sh. Services - Sister company (c)	13		—	—	—
Alvogen Spain SL - Sister company	—	—	—	—	16
Norwich Clinical Services Ltd - Sister company	1,552		—	—	605
Hlíðarvegur 20 ehf.	38		—	—	—
Fasteignafélagið Eyjólfur ehf - Sister company	10,520		—	—	96,304
Flóki fasteignir ehf. - Sister company	2,640		—	—	15,838
	26,492		76,144	4,042	117,207
(a)The full amount of purchased service relates to royalty expenses.
(b)The amount includes $71.0 million of milestone revenue, whereof $15.0 million has been collected, see further Note 5.
(c)No longer a related party at 31.12.2025
(d)The receivable is classified within Other long-term assets in the Consolidated Statement of Financial Position

Notes to the Consolidated Financial Statements

Related party transactions as of 31 December 2024 are as follows:

	Purchased service / interest		Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	9,754		—	—	—
ATP Holdings ehf. - Sister company (a)	4,926		—	—	—
Aztiq Fjárfestingar ehf. – Sister company	—		—	—	—
Aztiq Consulting ehf. – Sister company	192		—	—	2
Flóki-Art ehf. - Sister company	52		—	—	410
Alvogen Iceland ehf. - Sister company	25		—	—	—
Alvogen ehf. - Sister company	—		132	18	—
Alvogen UK - Sister company	233		—	—	76
Alvogen Finance B.V. - Sister Company	565		—	—	—
Alvogen Inc. - Sister company	355		—	3	619
Adalvo Limited - Sister company	265		220	97	149
L41 ehf. - Sister company	53		—	—	—
Flóki Invest ehf - Sister company	696		32	—	60
Alvogen Spain SL - Sister company	—	—	—	—	14
Norwich Clinical Services Ltd - Sister company	906		—	—	177
Fasteignafélagið Eyjólfur ehf - Sister company	28,456		—	—	87,946
Flóki fasteignir ehf. - Sister company	2,300		—	—	10,937
	48,778		384	118	100,390
(a)The full amount of purchased service relates to interest expenses from long-term liabilities which have been extinguished (see Note 21).

Notes to the Consolidated Financial Statements

Related party transactions for the year ended 31 December 2023 are as follows:

	Purchased service / interest	Sold service
Alvogen Lux Holdings S.à r.l. – Sister company (a)	11,968	—
ATP Holdings ehf. - Sister company (a)	9,193	—
Aztiq Consulting ehf. - Sister company	178	69
Flóki-Art ehf. - Sister company	88	—
Alvogen Iceland ehf. - Sister company	19	1
Alvogen ehf. - Sister company	—	152
Alvogen UK - Sister company	273	—
Alvogen Finance B.V. - Sister company	3,382	—
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	—	29
Lotus International Pte. Ltd. - Sister company	—	2
Alvogen Emerging Markets - Sister company	108	—
Alvogen Inc. - Sister company	305	—
Adalvo Limited - Sister company	402	189
Adalvo UK - Sister company	—	49
Flóki Invest ehf. - Sister company	680	4
Floki Holdings S.à r.l. – Sister company	40	—
Alvogen Spain SL - Sister Company	14	—
Norwich Clinical Services Ltd - Sister company	642	—
Fasteignafélagið Eyjólfur ehf - Sister company (d)	3,807	102
Flóki fasteignir ehf. - Sister company	1,682	—
	32,781	597
(a)The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities (see Note 21).

Commitments and guarantees
The Group does not have any contractual commitments with its related parties other than the receivables, loans and payables previously disclosed.
Key management personnel
At 31 December 2025 and 2024 there were no loans to the members of the Board of Directors and the CEO. In addition, there were no transactions carried out between the Group and members of the Board of Directors nor the CEO in the years ended 31 December 2025 and 2024. The Board of Directors’ remuneration is shown in the table below.

Notes to the Consolidated Financial Statements

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2025
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	185	—	122	1,174,004
Ann Merchant, Board Member	119	—	122	31,746
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member* (until 25 June 2025)	—	—	—	N/A
Hjörleifur Pálsson, Board Member	94	—	55	7,116
Linda McGoldrick, Board Member (until 25 June 2025)	49	—	122	N/A
Lisa Graver, Board Member	64	—	122	31,746
Tomas Ekman, Board Member*	—	—	—	—
	511	—	543	1,244,612
*Waived their board compensation (both cash and equity)
**Direct share ownership

	2025
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Robert Wessman CEO	2,830	62	—	—
Other Executive Team Members (11)	5,602	414	1,806	5,727
	8,432	476	1,806	5,727

Board of Directors’ fee for the year and shares at year end (board fees in thousands and shares in whole amounts).	2024
	Board fees	Pension contribution	Other long-term benefits	Shares at year-end**
Robert Wessman, Chairman of the board*	—	—	—	—
Richard Davies, Vice-Chairman	156	—	183	1,163,422
Ann Merchant, Board Member	112	—	183	21,164
Árni Harðarson, Board Member*	—	—	—	—
Faysal Kalmoua, Board Member*	—	—	—	—
Hjörleifur Pálsson, Board Member (from 7 June 2024)	41	—	—	2,350
Linda McGoldrick, Board Member	92	—	183	21,164
Lisa Graver, Board Member	68	—	183	21,164
	469	—	732	1,229,264
*Waived their board compensation (both cash and equity)
**Direct share ownership

Notes to the Consolidated Financial Statements

	2024
Key employees	Salaries and benefits	Pension contribution	Termination benefits	Other long- term benefits
Robert Wessman CEO	2,176	147	—	—
Other Executive Team Members (10)	5,332	362	125	13,844
	7,508	509	125	13,844
25.      Other current liabilities
The composition of other current liabilities as of 31 December 2025 and 2024 is as follows:

	31 December 2025	31 December 2024
Unpaid salary and salary related expenses (1)	9,866	14,465
Accrued interest	19,860	428
Accrued vacation leave	9,337	6,631
Accrued commercial fees	24,718	—
Accrued royalties	10,933	15,858
Accrued profit sharing	—	12,604
Accrued other expenses	19,511	9,418
	94,225	59,404
(1) Includes $2.6 million of termination benefit liability(refer to Note 6 - Salaries and Other Employee Expenses).
Accrued other expenses as of 31 December 2025 include $6.7 million associated with the collaboration and license agreement with Dr. Reddy's, $2.5 million accrual for termination cost and increased VAT liabilities by $2.0 million. The remainder of the balance is composed of recurring liabilities.

26.      Interests in joint ventures
In June 2024, Alvotech hf. sold its share in the joint venture for a gross proceeds of $18.0 million (less $1.3 million in transaction costs). The sale resulted in a net loss of $3.0 million, including accumulated translation difference, recognized during the year ended 31 December 2024. $6.0 million of the proceeds received was paid in 2025.

The following table provides the change in the Group’s interest in a joint venture during the years ended 31 December 2025 and 2024:

	2025	2024
Balance at 1 January	—	18,494
Share in losses	—	—
Sale of shares in joint venture	—	(18,494)
Translation difference	—	—
Balance at 31 December	—	—

Notes to the Consolidated Financial Statements

27.      Financial instruments
Accounting classification and carrying amounts
Financial assets as of 31 December 2025 and 2024, all of which are measured at amortized cost, are as follows:

	31 December 2025	31 December 2024
Cash and cash equivalents	172,359	51,428
Trade receivables	69,740	160,217
Other current assets	1,244	6,361
Receivables from related parties	438	118
Other long-term assets	3,604	213
	247,385	218,337
Financial liabilities as of 31 December 2025 and 2024 are as follows:

	31 December 2025	31 December 2024
Borrowings (measured at amortized cost)	1,299,068	1,068,584
Derivative financial liabilities (measured at FVTPL)	53,994	210,224
Trade and other payables (measured at amortized cost)	126,124	67,126
Lease liabilities (measured at amortized cost)	150,077	121,652
Liabilities to related parties (measured at amortized cost)	3,325	8,465
Other current liabilities	94,225	58,557
	1,726,813	1,534,608
It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of, in 2025, the 2025 Convertible Bonds and the Secured Loan Facility, and, in 2024, the Secured Loan Facility, since any applicable interest receivable or payable is either close to current market rates or the instruments are short-term in nature. Material differences between the fair values and carrying amounts of these borrowings are identified as follows:

	31 December 2025
	Carrying Amount	Fair Value
Senior Secured First Lien Term Loan Facility	1,031,565	1,108,552
2025 Convertible Bonds	68,367	72,765
	1,099,932	1,181,317

	31 December 2024
	Carrying Amount	Fair Value
Senior Secured First Lien Term Loan Facility	990,744	969,077
	990,744	969,077

Notes to the Consolidated Financial Statements

Fair value measurements
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured at fair value on a recurring basis as of 31 December 2025 and 31 December 2024:

	31 December 2025
	Level 1	Level 2	Level 3	Total
Conversion Feature	—	—	38,732	38,732
Predecessor Earn Out Shares	—	8,800	—	8,800
OACB Warrants	6,462	—	—	6,462
	6,462	8,800	38,732	53,994

	31 December 2024
	Level 1	Level 2	Level 3	Total
Predecessor Earn Out Shares	—	179,300	—	179,300
OACB Warrants	30,924	—	—	30,924
	30,924	179,300	—	210,224
The Group did not recognize any transfer of assets or liabilities between levels of the fair value hierarchy during the year ended 31 December 2025.
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
Conversion Feature
The Convertible Bonds issued on 22 December 2025 include a conversion option that entitles holders to convert the outstanding principal into SDRs at the initial Conversion Price of $5.9224, subject to customary anti‑dilution adjustments and a single reset mechanism linked to certain future equity issuances (the "Conversion Feature"). As the Conversion Feature does not meet the fixed‑for‑fixed criterion, it is accounted for separately as a derivative financial liability measured at fair value through profit or loss.
The derivative financial liability is remeasured at each reporting date, with changes in fair value recognized in profit or loss.
The Conversion Feature had a fair value of $38.7 million as of 31 December 2025, resulting in $3.1 million of finance costs for the year ended 31 December 2025.
The fair value of the Conversion Feature is determined using a binomial option‑pricing model that incorporates both observable market inputs and significant unobservable inputs.

Notes to the Consolidated Financial Statements

The following table presents the assumptions and inputs that were used for the model in valuing the Conversion Feature:

31 December 2025
Share price	$5.13
Volatility rate	30.7%
Risky Yield	16.2%
Predecessor Earn Out Shares
In February 2024, the first tranche of Predecessor Earn Out Shares vested resulting in the issuance of 19,165,000 Ordinary Shares. The issuance of Ordinary Shares for the first tranche was accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
The Predecessor Earn Out Shares had a fair value of $8.8 million as of 31 December 2025, resulting in $170.5 million of finance income for the year ended 31 December 2025.
The fair value of the Predecessor Earn Out Shares was determined using Monte Carlo analysis that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.
The following table presents the assumptions and inputs that were used for the model in valuing the Predecessor Earn Out Shares:

	31 December 2025	31 December 2024
Number of shares	19,165,000	19,165,000
Share price	$5.13	$13.23
Volatility rate	60.0%	52.0%
Risk-free rate	3.50%	4.26%
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
The remaining OACB warrants had a fair value of $6.5 million as of 31 December 2025. The fair value of the warrants was derived from the publicly quoted trading price at the valuation date. The change in fair value of the OACB Warrants resulted in $24.5 million of finance income for the year ended 31 December 2025.
Capital management
The capital structure of the Group consists of equity, debt and cash. For the foreseeable future, the Board of Directors will maintain a capital structure that supports the Group’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing the financial risks of the Group, as further described below. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2025 and 2024.

Notes to the Consolidated Financial Statements

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

	2025	2024
Variable-rate financial instruments +100	(9,894)	(9,873)
Variable-rate financial instruments -100	9,894	9,873
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group uses the U.S. dollar as its reporting currency and conducts business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily in European, Icelandic, Swedish and UK market currencies.
Below are the foreign currencies that have the most significant impact on the Group’s operations.

	Closing rate		Average rate		Change
	2025	2024	2025	2024
EUR	1.176	1.038	1.130	1.082	13.3%
GBP	1.347	1.251	1.318	1.278	7.7%
ISK	0.008	0.007	0.008	0.007	11.0%
CHF	1.264	1.103	1.207	1.136	14.6%
INR	0.011	0.012	0.011	0.012	(5.1%)
SEK	0.109	0.091	0.102	0.091	20.1%
The Group’s assets and liabilities that are denominated in foreign currencies as of 31 December 2025 are as follows:

	Assets	Liabilities	Net assets
EUR	56,573	45,247	11,326
GBP	334	4,610	(4,276)
ISK	5,417	178,058	(172,641)
CHF	6,043	10,126	(4,083)
INR	—	26	(26)
SEK	253	4,801	(4,548)

Notes to the Consolidated Financial Statements

The Group’s assets and liabilities that are denominated in foreign currencies as of 31 December 2024 are as follows:

	Assets	Liabilities	Net assets
EUR	49,968	23,847	26,121
GBP	315	3,669	(3,354)
ISK	3,162	154,048	(150,886)
CHF	2,522	2,837	(315)
INR	881	536	345
A reasonable possible strengthening or weakening of the Group’s significant foreign currencies against the U.S. dollar would affect the measurement of financial instruments denominated in a foreign currency and affect profit or loss and equity by the amount shown in the sensitivity analysis table below. The analysis assumes that all other variables, such as interest rates, remain constant.

	EUR	GBP	ISK	CHF	INR	SEK
Year ended 31 December 2025
-10% weakening	(1,133)	428	17,264	408	3	455
+ 10% strengthening	1,133	(428)	(17,264)	(408)	(3)	(455)
Year ended 31 December 2024
-10% weakening	(2,612)	335	15,089	32	(35)	—
+ 10% strengthening	2,612	(335)	(15,089)	(32)	35	—
Credit risk
Credit risk is the risk that a counterparty will not fulfill its contractual obligations under a financial instrument contract, leading to a financial loss for the Group. The maximum credit risk exposure for the Group’s financial assets as of 31 December 2025 and 2024 is as follows:

	2025	2024
Cash and cash equivalents	172,359	51,428
Trade receivables	69,740	160,217
Other assets	10,263	6,692
	252,362	218,337
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
Other assets primarily consist of other current assets, as described in Note 18, other long-term assets that primarily consist of deposits and other long-term financial assets which relate to a bond to Klettagarðar 6 ehf. In 2024, the Group recognized a receivable of $18.5 million in other current assets following the termination of the co-development agreement with Biosana which was fully reserved as of 31 December 2024 due to the uncertainty of its collection. In 2024, the Group collected $1.1 million of the receivable, which was recognized through profit and loss during the year. There are no other significant amounts past due as of 31 December 2025 and 2024 and the Group concludes that any expected credit losses with respect to these assets, except as described above, is immaterial.

Notes to the Consolidated Financial Statements

Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.
Contractual maturities of financial assets and liabilities as of 31 December 2025 are as follows:

	Within one year	One to two years	Thereafter	Total
Financial assets
Non-interest bearing	71,422	—	—	71,422
Fixed-interesting bearing	—	—	3,604	3,604
Variable-interest bearing	172,359	—	—	172,359
Total financial assets	243,781	—	3,604	247,385
Financial liabilities
Non-interest bearing	222,246	1,264	1,059	224,569
Fixed-interest bearing - Borrowings	21,057	121,038	140,463	282,558
Derivative liabilities	—	15,262	38,732	53,994
Variable-interest bearing - Borrowings	152,150	134,833	1,332,967	1,619,950
Total financial liabilities	395,453	272,397	1,513,221	2,181,071
Contractual maturities of financial assets and liabilities as of 31 December 2024 are as follows:

	Within one year	One to two years	Thereafter	Total
Financial assets
Non-interest bearing	166,696	—	—	166,696
Variable-interest bearing	51,428	213	—	51,641
Total financial assets	218,124	213	—	218,337
Financial liabilities
Non-interest bearing	126,029	—	—	126,029
Fixed-interest bearing - Borrowings	—	—	—	—
Derivative liabilities	—	210,224	—	210,224
Variable-interest bearing - Borrowings	75,235	127,313	1,470,805	1,673,353
Total financial liabilities	201,264	337,537	1,470,805	2,009,606
Refer to Note 13 for the maturity analysis of the Group’s undiscounted lease payments.

Notes to the Consolidated Financial Statements

28.      Supplemental cash flow information
Supplement cash flow information as of 31 December 2025, 2024, and 2023 is included below. (see Note 21 for non-cash movements in borrowings).

Non-cash investing and financing activities	2025	2024	2023
Acquisition of property, plant and equipment in trade payables and other current liabilities	4,084	13,917	2,266
Acquisition of intangibles in trade payables and other current liabilities	15,701	—	930
Right-of-use assets obtained through new leases	24,594	41,506	74,109
Sale of joint venture	—	5,950
Acquisition of intangible assets with shares	13,686	—	—
Acquisition of property, plant and equipment with shares	1,147	—
Settlement of borrowings through refinancing	173,380	118,330	—
New borrowings through refinancing	179,547	—
Settlement of transaction cost through refinancing	794	28,365	—
Equity issued through conversion of borrowings	—	263,969	—
Capitalized borrowing costs in trade payables and other current liabilities	2,254	—	—
Settlement of RSUs with shares	3,691	5,076	678
Settlement of SARs with shares	—	—	13,767

Notes to the Consolidated Financial Statements

29.      Subsequent events
The Group evaluated subsequent events through 30 March 2026, the date that the consolidated financial statements were available to be issued.
On 29 January 2026, the Group announced that it had entered into a settlement and licensing agreement with Regeneron and Bayer regarding AVT06, its proposed biosimilar to Eylea (aflibercept), which is approved for marketing in the European Economic Area, United Kingdom and Japan. The agreement provides the Group with commercial certainty in global markets and forms part of the ongoing preparations for future regulatory submissions and market entry.The settlement agreement allows Alvotech and its commercial partners to market and sell the biosimilar as of 1 January 2026 in the United Kingdom and Canada, as well as in Japan (excluding the diabetic macular edema indication) starting 1 May 2026 in the European Economic Area and all other countries in the world (other than the U.S.), and from 1 November 2026 in Japan with all approved indications.
On 2 February 2026, the Group entered into new supply and commercialization agreements with Sandoz for Canada, Australia, and New Zealand. In Canada, the agreement covers one biosimilar candidate in ophthalmology supplied as a prefilled syringe for intravitreal injection. In Australia and New Zealand, the agreement encompasses three biosimilar candidates across immunology and gastroenterology, in multiple formulations. The agreement covers multiple biosimilar candidates and further expands the Group’s geographic commercial footprint.
On 5 February 2026, the Group announced positive top‑line results from its pivotal pharmacokinetic study for AVT80, a proposed biosimilar to Entyvio (vedolizumab). The study met all primary endpoints, demonstrating pharmacokinetic similarity as well as comparable safety, tolerability, and immunogenicity profiles. These results enable the Group to progress toward regulatory submissions for both AVT16 and AVT80, the intravenous and subcutaneous biosimilar candidates, respectively.
On February 11, 2026, the Company issued 12,500,000 new shares, all of which were subscribed by its wholly‑owned subsidiary Alvotech Manco ehf. and classified as treasury shares without voting or dividend rights. The increase in treasury shares was undertaken to restore the number of treasury shares available following settlement of shares lent under the stock‑lending facility that supported investors’ hedging of the Convertible Bonds issued in December 2025 (refer to Note 21) and to ensure the Company maintains a sufficient pool of shares for outstanding financial commitments, including warrants, convertible instruments, and share‑based compensation programs.
In February 2026, the Board approved an additional restructuring plan affecting several functions across the Group, with related employee notifications issued in early 2026. The Group expects to incur termination benefits and related restructuring costs in 2026 in connection with this plan.